As filed with the U.S. Securities and Exchange Commission on December 19, 2025

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________________

MOVANO INC.
(Exact name of registrant as specified in its charter)

_____________________________________

Delaware	3845	82-4233771
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6800 Koll Center Parkway
Pleasanton, CA 94566
(415) 651-3172
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________________

J. Cogan

Chief Financial Officer

Movano Inc.

6800 Koll Center Parkway

Pleasanton, CA 94566

(415) 651-3172
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________________

Copies to:

Mark R. Busch Patrick J. Rogers K&L Gates LLP 300 South Tryon Street, Suite 1000 Charlotte, North Carolina 28202 (704) 331-7440	Joshua A. Kaufman Brian Burke DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4500

_____________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED December 19, 2025

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

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To the Stockholders of Movano Inc. and Corvex, Inc.:

Movano Inc., a Delaware corporation (“Movano”), Thor Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Movano (“Merger Sub”) and Corvex, Inc., a Delaware corporation (“Corvex”) have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 6, 2025, pursuant to which Merger Sub will merge with and into Corvex, with Corvex surviving the merger as a wholly-owned subsidiary of the combined company. These transactions are referred to herein collectively as the “merger.” Following the merger, “Movano Inc.” will be renamed “Corvex, Inc.” and is sometimes referred to herein as the “combined company.” The merger will result in an AI cloud computing company specializing in graphics processing unit (“GPU”) accelerated infrastructure for AI workloads.

As of December 5, 2025, at the closing of the merger, (a) each outstanding share of capital stock of Corvex, will be converted into the right to receive approximately 1.8911 shares of Movano common stock (the “Exchange Ratio”), and (b) each outstanding Corvex stock option, whether vested or unvested, and warrant that has not previously been exercised prior to the effective time of merger will be converted into a stock option or warrant, as the case may be, to purchase approximately 46,596,711 shares of Movano common stock. This Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus. Under the Exchange Ratio formula in the Merger Agreement, as of immediately after the merger, the former Corvex securityholders are expected to own approximately 94.8% of the aggregate number of shares of the common stock of the combined company issued and outstanding immediately following the closing of the merger (the “Post-Closing Shares”), on a fully diluted basis, and the former Movano securityholders are expected to own approximately 5.2% of the aggregate number of Post-Closing Shares on a fully diluted basis. These percentages assume that the Exchange Ratio is not adjusted for excess liabilities of Movano above an agreed upon limit, expenses of Movano in excess of an agreed upon budget, or otherwise, as described in the section titled “The Merger Agreement” below. For a more complete description of the Exchange Ratio please see the section titled “The Merger Agreement — Exchange Ratio” in this proxy statement/prospectus.

Shares of Movano common stock are currently listed on the Nasdaq Capital Market (“Nasdaq”), under the symbol “MOVE.” Prior to the closing of the merger, Movano intends to file an initial listing application for the combined company with Nasdaq. After the closing of the merger, the combined company expects to trade on Nasdaq under the symbol “CVEX.” On            ,            , the last trading day before the date of this proxy statement/prospectus, the closing sale price of Movano common stock was $            per share.

Movano is holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger and related matters. At the Movano special meeting, which will be held on            , 2026 at 9:00 a.m., Pacific Time, unless postponed or adjourned to a later date. Movano stockholders will be able to attend and participate in the Movano special meeting online by visiting            . Movano will ask its stockholders, among other things, to approve the Stock Issuance Proposal, the 2026 Plan Proposal, the 2026 ESPP Proposal and the Adjournment Proposal (collectively, the “Movano Stockholder Proposals”), each as described in this proxy statement/prospectus.

As described in this proxy statement/prospectus, certain Movano stockholders who in the aggregate own approximately 17.5% of the outstanding shares of Movano common stock and represent 15.8% of the voting power of the outstanding Movano common stock and Series A Preferred Stock (voting together as a single class, and, with respect to the Series A Preferred Stock, on an as-converted basis on December 5, 2025), are parties to support agreements with Corvex, pursuant to which such stockholders have agreed to vote such shares in favor of approving certain of the transactions contemplated by the Merger Agreement, including the merger, and the issuance of shares of common stock pursuant to the Merger Agreement, subject to the terms of the support agreements. On November 6, 2025, the stockholders of a sufficient number of shares of Corvex common stock required to adopt the Merger Agreement have adopted the Merger

Agreement and approved the merger and the transactions contemplated thereby through action by written consent in lieu of a meeting of the stockholders of Corvex in accordance with the Corvex’s amended and restated certificate of incorporation, as amended (the “Corvex certificate of incorporation”), its bylaws (the “Corvex bylaws”), and applicable provisions of the Delaware General Corporation Law (the “DGCL”).

After careful consideration, the board of directors of Movano (the “Movano Board”), and board of directors of Corvex (the “Corvex Board”), have unanimously approved the Merger Agreement and the transactions contemplated thereby, including the proposals referred to above. The Movano Board unanimously recommends that its stockholders vote “FOR” each of the Movano Stockholder Proposals, each as is described in this proxy statement/prospectus.

More information about Movano, Corvex and the proposed transactions are contained in this proxy statement/prospectus. Movano and Corvex urge you to read this proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 16.

Movano and Corvex are excited about the opportunities the merger brings to both Movano and Corvex stockholders, and thank you for your consideration and continued support.

John Mastrototaro	Seth Demsey
Chief Executive Officer	Co-Chief Executive Officer and Co-Founder
Movano Inc.	Corvex, Inc.
Jay Crystal
Co-Chief Executive Officer and Co-Founder
Corvex, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated            , 2025, and is first being mailed to Movano and Corvex stockholders on or about            , 2025.

MOVANO INC.
6800 Koll Center Parkway
Pleasanton, CA 94566
(415) 651-3172

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On            , 2026

Dear Stockholders of Movano:

On behalf of the Movano Board, Movano is pleased to deliver this proxy statement/prospectus for the proposed merger between Movano and Corvex, pursuant to which Merger Sub, Inc., a wholly-owned subsidiary of Movano, will merge with and into Corvex, with Corvex surviving the merger as a wholly-owned subsidiary of the combined company. The special meeting of stockholders of Movano will be held on            , 2026 at 9:00 a.m., Pacific Time, unless postponed or adjourned to a later date. Movano stockholders will be able to attend and participate in the Movano special meeting online by visiting            for the following purposes:

1.      To approve (i) the issuance of shares of Movano common stock, which will represent more than 20% of the shares of Movano common stock outstanding immediately prior to the merger, to stockholders of Corvex, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and pursuant to Nasdaq Listing Rule 5635(a) and (ii) the change of control of Movano resulting from the merger pursuant to Nasdaq Listing Rule 5635(b) (the “Stock Issuance Proposal”);

2.      To approve the Corvex Inc. 2026 Equity Incentive Plan (the “2026 Plan”), in the form attached as Annex D to the accompanying proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger (the “2026 Plan Proposal”);

3.      To approve the Corvex, Inc. 2026 Employee Stock Purchase Plan (the “2026 ESPP”), in the form attached as Annex E to the accompanying proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger (the “2026 ESPP Proposal”); and

4.      To approve an adjournment of the Movano special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal (the “Adjournment Proposal”).

If the merger is not consummated, the 2026 Plan Proposal and the 2026 ESPP Proposal will be automatically withdrawn. Except as stated above, no Movano Proposal is contingent upon any other Movano Proposal.

The Movano Board has fixed            ,            as the record date for the determination of stockholders entitled to notice of, and to vote at, the Movano special meeting and any adjournment or postponement thereof. Only holders of record of shares of Movano common stock at the close of business on the record date are entitled to notice of, and to vote at, the Movano special meeting. At the close of business on the record date, Movano had shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Movano common stock properly cast at the Movano special meeting, presuming a quorum is present, is required for approval of each of the Movano Stockholder Proposals.

Even if you plan to attend the Movano special meeting in person, Movano requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Movano special meeting if you are unable to attend.

By Order of the Movano Board of Directors,

J. Cogan
Chief Financial Officer and Secretary
Pleasanton, California
, 2025

THE MOVANO BOARD HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, MOVANO AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE MOVANO BOARD UNANIMOUSLY RECOMMENDS THAT MOVANO STOCKHOLDERS VOTE “FOR” EACH OF THE MOVANO STOCKHOLDER PROPOSALS.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Movano that is not included in or delivered with this document. You may obtain this information without charge through the SEC website (www.sec.gov) or upon your written or oral request by contacting the Secretary of Movano Inc., 6800 Koll Center Parkway, Pleasanton, CA 94566 or by calling (415) 651-3172.

To ensure timely delivery of these documents, any request should be made no later than            , 2026 to receive them before the special meeting.

For additional details about where you can find information about Movano, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

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QUESTIONS AND ANSWERS ABOUT THE MERGER

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:     What is the merger?

A:     Movano and Corvex, Inc. have entered into the Merger Agreement, which contains the terms and conditions of the proposed business combination of Movano and Corvex. Under the Merger Agreement, Merger Sub, Inc., a wholly-owned subsidiary of Movano, will merge with and into Corvex, with Corvex surviving the merger as a wholly-owned subsidiary of the combined company. Following the merger, Movano will be renamed Corvex, Inc. and is referred to herein as the “combined company.”

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), (a) each outstanding share of capital stock of Corvex (other than any shares held as treasury stock that will be cancelled), will be converted into the right to receive the number of shares of Movano common stock equal to the Exchange Ratio described below and (b) each outstanding Corvex stock option, whether vested or unvested, and warrant that has not previously been exercised prior to the Effective Time will be assumed by Movano and converted into an option or warrant, as applicable, to purchase shares of Movano common stock, as described in the section titled “Treatment of Corvex Stock Options and Warrants” below.

Under the Exchange Ratio formula in the Merger Agreement, as of immediately after the merger and assuming no adjustments for liabilities of Movano above an agreed upon limit, expenses of Movano in excess of an agreed upon budget, or otherwise, as provided for in the Merger Agreement, the former Corvex securityholders are expected to own approximately 94.8% of the aggregate number of Post-Closing Shares on a fully diluted basis, and the former Movano securityholders are expected to own approximately 5.2% of the aggregate number of Post-Closing Shares on a fully diluted basis. The Exchange Ratio will be fixed prior to closing to reflect Movano’s and Corvex’s capitalization as of immediately prior to such time.

Q:     What will happen to Movano if, for any reason, the merger does not close?

A:     If, for any reason, the merger does not close, the Movano Board may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Movano or continue to operate the business of Movano. Movano may be unable to identify and complete an alternative strategic transaction or continue to operate the business due to limited cash availability, and it may be required to dissolve and liquidate its assets. In such case, Movano would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Movano and setting aside funds for reserves.

Q:     Why are the companies proposing to merge?

A:     Movano and Corvex believe that the combined company will have several potential advantages, including: (i) strategic position to capture AI infrastructure demand at scale, (ii) a combined management team with experience in AI cloud computing and public company management and (iii) a board of directors with experience in public company governance.

Following the merger, the combined company will focus on developing and commercializing Corvex’s differentiated set of GPU-as-a-Service and AI-as-a-Service capabilities based on its Amplified AI Cloud platform.

For a more complete discussion of Movano’s and Corvex’s reasons for the merger, please see the section titled “The Merger — Movano Reasons for the Merger” and “The Merger — Corvex Reasons for the Merger.”

Q:     What are the combined company’s plans with respect to Movano’s legacy assets?

A:     Prior to the completion of the Merger, Movano will continue to seek to enter into a series of transactions with certain third parties to monetize certain legacy assets, including Movano’s intellectual property, equipment, inventory, in accordance with the limitations and requirements set forth in the Merger Agreement. To the extent Movano is able to sell such assets and realize net proceeds after paying the balance due under the Loan Agreement and Promissory Note, dated August 6, 2025, as amended on November 3, 2025 and November 6, 2025 (the “Loan Agreement”) with Evie Holdings LLC (“Lender”) pursuant to which Movano obtained $1,500,000 in secured debt financing (the “Bridge Loan”), and satisfying certain other reserve requirements, Movano is permitted to distribute such net proceeds to pre-merger Movano stockholders at Closing.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Movano as of the applicable record date, and you are entitled, as applicable, to vote at the Movano stockholder meeting to approve among other things the issuance of shares of Movano common stock pursuant to the Merger Agreement. This document serves as:

•        a proxy statement of Movano used to solicit proxies for its special meeting of stockholders; and

•        a prospectus of Movano used to issue shares of Movano common stock in exchange for shares of Corvex common stock in the merger.

Q:     What is required to consummate the merger?

A:     To consummate the merger, Movano stockholders must approve the issuance of shares of Movano common stock pursuant to the Merger Agreement.

The approval of the issuance of Movano common stock pursuant to the Merger Agreement by the stockholders of Movano requires the affirmative vote of the holders of a majority of the shares of Movano capital stock properly cast at the Movano special meeting, presuming a quorum is present at the meeting.

Certain directors, officers and certain stockholders of Movano (solely in their capacity as stockholders of Movano) who in the aggregate own approximately 17.5% of the outstanding shares of Movano common stock and approximately 15.8% of the voting power of the outstanding Movano common stock and Series A Preferred Stock (voting together as a single class, and, with respect to the Series A preferred stock, on an as-converted basis on December 5, 2025), are parties to support agreements with Corvex pursuant to which such stockholders have agreed to vote for the adoption of the Merger Agreement and the merger and for the issuance of Movano common stock in the merger pursuant to the Merger Agreement, pursuant to the terms of the support agreements.

On November 6, 2025, the stockholders of a sufficient number of shares of Corvex common stock required to adopt the Merger Agreement have adopted the Merger Agreement and approved the merger and the transactions contemplated thereby through action by written consent in lieu of a meeting of the stockholders of Corvex in accordance with the Corvex certificate of incorporation, Corvex bylaws and applicable provisions of the Delaware General Corporation Law (“DGCL”).

In addition to the requirement of obtaining such stockholder approval, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

For a more detailed discussion of the support agreements see the section titled “Agreements Related to the Merger — Support Agreements.”

For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement — Conditions to the Closing of the Merger.”

Q:     What will Corvex securityholders receive in the merger?

A:     As a result of the merger, Corvex securityholders will become entitled to receive shares of Movano common stock equal to approximately 94.8% of the aggregate number of Post-Closing Shares on a fully diluted basis. Each share of Corvex common stock or Corvex preferred stock will be converted into the right to receive approximately (i) 1.8911 shares of Movano common stock, subject to adjustment as provided below under “Exchange Ratio” and for any reverse stock split (such final exchange ratio referred to herein as the Exchange

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Ratio) plus (ii) (A) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount (each as defined in the Merger Agreement), and (B) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount (each as defined in the Merger Agreement) plus (iii) any cash paid in lieu of fractional shares.

For a more complete description of what Corvex securityholders will receive in the merger, please see the sections titled “Market Price and Dividend Information” and “The Merger Agreement — Merger Consideration.”

Q:     What will Movano securityholders receive in the merger?

A:     Except as noted below, Movano securityholders will not receive any new securities in the merger, but will instead retain ownership of their shares of Movano common stock equal to approximately 5.2% of the aggregate number of Post-Closing Shares on a fully diluted basis. Holders of record of shares of Movano common stock and Movano preferred shares as of immediately prior to the Effective Time may receive (i) a cash dividend related to the sale of certain legacy assets (if applicable) and (ii) a per share special dividend of stock if necessary pursuant to the terms of the Merger Agreement.

Q:     Will the common stock of the combined company trade on an exchange?

A:     Shares of Movano common stock are currently listed on Nasdaq under the symbol “MOVE.” Movano has filed an initial listing application for the common stock of the combined company with Nasdaq. At the effective time, “Movano Inc.” will be renamed “Corvex, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “CVEX”. It is a condition of the consummation of the merger that Movano receive confirmation from Nasdaq that the combined company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that Movano will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties. For a description of the effect of a waiver of the Nasdaq listing closing condition, see the section titled “Risk Factors — Risks related to the merger — Completion of the merger is subject to certain conditions and if these conditions are not satisfied, waived or fulfilled in a timely manner, the merger may be delayed or not completed within the anticipated timeframe or at all.”

Q:     Who will be the directors of the combined company following the merger?

A:     Upon the closing of the merger, the combined company’s board of directors is expected to be composed of six members. Five of the directors will be designated by Corvex and one director will be designated by Movano.

Q:     Who will be the executive officers of combined company immediately following the merger?

A:     Upon the closing of the merger, the executive management team of the combined company is expected to be composed of the following:

Name	Title
Seth Demsey	Co-Chief Executive Officer and Co-Founder
Jay Crystal	Co-Chief Executive Officer and Co-Founder

Q:     What are the intended U.S. federal income tax consequences of the merger to Corvex United States stockholders?

A:     Each of Movano and Corvex intends that the merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). In general, the material tax consequences to U.S. Holders (as defined herein) of Corvex common stock are expected to be as follows:

•        Each Corvex stockholder should not generally recognize gain or loss upon the exchange of Corvex common stock for Movano common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Movano common stock as described below; and

•        Each Corvex stockholder should generally recognize gain or loss to the extent any cash received in lieu of a fractional share of Movano common stock exceeds or is less than the basis of such fractional share.

However, there are many requirements that must be satisfied in order for the merger to be treated as a reorganization under Section 368(a) of the Code, some of which are based upon factual determinations, and the reorganization treatment could be affected by actions taken after the merger. If the merger failed to qualify as a reorganization under Section 368(a) of the Code, the Corvex stockholders generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value of the Movano common stock received (including any fractional share interest deemed received and exchanged for cash) by such holder and such holder’s adjusted tax basis in the Corvex common stock exchanged therefor.

Tax matters are very complicated, and the tax consequences of the merger to a particular Corvex stockholder will depend on such stockholder’s particular circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section titled “The Merger — Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Q:     Do persons involved in the merger have interests that may conflict with mine as a Movano stockholder?

A:     Yes. In considering the recommendation of the Movano Board with respect to issuing shares of Movano common stock pursuant to the Merger Agreement and the other matters to be acted upon by Movano stockholders at the Movano special meeting, Movano stockholders should be aware that certain members of the Movano Board and executive officers of Movano have interests in the merger that may be different from, or in addition to, interests they have as Movano stockholders.

For example, the employment agreements of Movano’s executive officers provide for post-employment compensation arrangements. These Movano employment agreements establish the amount of severance payments and benefits available in the event of a termination of employment by Movano without other than for “cause” (as such term is defined in the respective agreements).

Additionally, pursuant to the terms of the Merger Agreement, it is anticipated that a director of Movano will continue as a director of the combined company after the Effective Time and will be eligible for certain non-employee director compensation.

As of December 5, 2025, the directors and executive officers of Movano owned, in the aggregate, approximately 5.7% of the outstanding shares of Movano common stock, representing 5.1% of the voting power of the outstanding Movano common stock and Series A Preferred Stock (voting together as a single class, and, with respect to the Series A Preferred Stock, on an as-converted basis on December 5, 2025). In connection with the Merger, each of Movano’s executive officers, directors and certain stockholders have entered into support agreements with Corvex, and Movano’s directors and executive officers have entered into lock-up agreements. For a more detailed discussion of the support agreements see the section titled “Agreements Related to the Merger — Support Agreements.”

On October 24, 2025 and November 5, 2025, Moira Partners, LLC (“Moira Partners”), a limited liability company managed by Emily Wang Fairbairn, the chair of the Movano Board, entered into agreements with Corvex pursuant to which Corvex issued rights to an aggregate of $9.9 million of shares of Corvex Common Stock to Moira Partners (the “SAFE Agreements”).

Additionally, although Chardan Capital Markets LLC (“Chardan”) is not a financial advisor to Movano in connection with the merger, Chardan is a placement agent in connection with Movano’s preferred equity financing, which was announced on November 10, 2025, in connection with the entry into the Merger Agreement. Chardan has earned certain placement agent advisory fees in the aggregate amount of $150,000 in connection with the preferred equity financing.

Movano’s board of directors was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement. For more information, please see the sections titled “The Merger — Interests of the Movano Directors and Executive Officers in the Merger.”

Q:     Do persons involved in the merger have interests that may conflict with mine as a Corvex stockholder?

A:     Yes. Corvex stockholders should be aware that certain members of the Corvex Board and executive officers of Corvex have interests in the merger that may be different from, or in addition to, interests they have as Corvex stockholders. All of Corvex’s executive officers have options to purchase shares of Corvex common stock which will vest and convert into options to purchase a number of shares of Movano common stock determined by the exchange ratio, rounding any resulting fractional shares down to the nearest whole share, certain of Corvex’s directors and executive officers are expected to become directors and executive officers of Movano upon the closing of the merger and all of Corvex’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. For more information, please see the section titled “The Merger — Interests of the Corvex Directors and Executive Officers in the Merger.”

Q:     As a Movano stockholder, how does the Movano Board recommend that I vote?

A:     After careful consideration, the Movano Board unanimously recommends that Movano stockholders vote:

•        “FOR” the Stock Issuance Proposal to approve (i) the issuance of shares of Movano common stock, which represent more than 20% of the shares of Movano common stock outstanding immediately prior to the merger, to Corvex stockholders pursuant to the terms of the Merger Agreement and pursuant to Nasdaq Listing Rule 5635(a) and (ii) the change of control of Movano resulting from the merger pursuant to Nasdaq Listing Rule 5635(b);

•        “FOR” the 2026 Plan Proposal to approve the 2026 Plan, which is the combined company’s 2026 Equity Incentive Plan, in the form attached as Annex D to the accompanying proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger;

•        “FOR” the 2026 ESPP Proposal to approve the 2026 ESPP, which is the combined company’s 2026 Employee Stock Purchase Plan, in the form attached as Annex E to the accompanying proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger; and

•        “FOR” the Adjournment Proposal to approve an adjournment of the Movano special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal.

The Stock Issuance Proposal is a condition to the completion of the merger. The issuance of Movano common stock in connection with the merger and the change of control of Movano resulting from the merger will not take place unless the Stock Issuance Proposal is approved by the majority of the votes cast and the merger is consummated. In addition to the requirement of obtaining the approval of the majority of the votes cast of the Stock Issuance Proposal, the closing of the merger is subject to the satisfaction or waiver of each of the closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement — Conditions to the Closing of the Merger.”

If the Merger is not consummated, the 2026 Plan Proposal and the 2026 ESPP Proposal will be automatically withdrawn. Except as stated above, no Movano Proposal is contingent upon any other Movano Proposal.

The presence, by accessing online or being represented by proxy, at the Movano special meeting of the holders of one-third of the shares of Movano capital stock outstanding and entitled to vote at the Movano special meeting is necessary to constitute a quorum at the meeting for the approval of the Stock Issuance Proposal, the 2026 Plan Proposal, the 2026 ESPP Proposal and the Adjournment Proposal.

Q:     What stockholder votes are required to approve the Movano Stockholder Proposals at the Movano special meeting?

A:     The following are the voting requirements for each proposal:

•        Proposal 1: The Stock Issuance Proposal.    The approval of (i) the issuance of shares of Movano common stock, which represent more than 20% of the shares of Movano common stock outstanding immediately prior to the merger, to Corvex stockholders pursuant to the terms of the Merger Agreement and pursuant to Nasdaq Listing Rule 5635(a) and (ii) the change of control of Movano resulting from the merger pursuant to Nasdaq Listing Rule 5635(b) requires the affirmative vote of the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon.

•        Proposal 2: The 2026 Plan Proposal.    The approval of the 2026 Plan, which is the combined company’s 2026 Equity Incentive Plan, in the form attached as Annex D to the accompanying proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger, requires the affirmative vote of the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon.

•        Proposal 3: 2026 ESPP Proposal.    The approval of the 2026 ESPP, which is the combined company’s 2026 Employee Stock Purchase Plan, in the form attached as Annex E to the accompanying proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger, requires the affirmative vote of the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon.

•        Proposal 4: Adjournment Proposal.    The approval of adjournments or postponements of the Movano special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal requires the affirmative vote of the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon.

Each of the 2026 Plan Proposal and the 2026 ESPP Proposal is conditioned upon the approval of the Stock Issuance Proposal.

Q:     Why is Movano seeking stockholder approval to issue shares of Movano common stock to existing stockholders of Corvex in the merger?

A:     Because Movano common stock is listed on Nasdaq, Movano is subject to the Nasdaq rules. Rule 5635(a) of the Nasdaq rules requires stockholder approval with respect to the issuance of Movano common stock, among other instances, (i) when the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20% or more of the outstanding shares of Movano common stock before the issuance and (ii) when any director, officer or “Substantial Shareholder” (as defined by Nasdaq Listing Rule 5635(e)(3)) of such company has a 5% or greater interest, directly or indirectly, in the company to be acquired or in the consideration to be paid in the transaction and the issuance of common stock could result in an increase in outstanding common shares or voting power of 5% or more. Rule 5635(b) of the Nasdaq rules also requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Upon closing of the merger, Movano expects to issue approximately 47,857,391 shares of Movano common stock on a fully diluted basis, and Movano common stock to be issued pursuant to the Merger Agreement will represent greater than 20% of its voting stock. Accordingly, Movano is seeking stockholder approval of the issuance pursuant to the Merger Agreement.

Q:     Why is Movano proposing the 2026 Plan Proposal and the 2026 ESPP Proposal?

A:     Each of the 2026 Plan and the 2026 ESPP, which would become effective following the consummation of the merger, is intended to maintain and strengthen the combined company’s ability to attract and retain key employees, directors, consultants and certain other individuals providing services to the combined company and to motivate them to remain focused on long-term stockholder value.

Q:     What risks should I consider in deciding whether to vote in favor of the issuance of shares of Movano common stock pursuant to the Merger Agreement and the transactions contemplated thereby?

A:     You should carefully review this proxy statement/prospectus, including the section titled “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Movano and Corvex, as an independent company, is subject.

Q:     When do you expect the merger to be consummated?

A:     The merger is anticipated to close as soon as possible after the Movano special meeting is held on              , 2026, but Movano cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement — Conditions to the Closing of the Merger.”

Q:     What do I need to do now?

A:     Movano and Corvex urge you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you.

If you are a Movano stockholder of record, you may provide your proxy instructions in one of four different ways.

•        By Internet.    You may vote at               . Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. You will need the control number included on your proxy card.

•        During the Movano special meeting.    You may vote during Movano special meeting by going to              . You will need the control number included on your proxy card.

•        By Telephone:    You may vote using a touch-tone telephone by calling              . You can transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. You will need the control number included on your proxy card.

•        By Mail.    You may vote by completing and mailing your proxy card. Mark, sign and date your proxy card and return it in the postage-paid envelope provided or return to              , c/o              ,              . To vote by mail, please allow sufficient time for delivery for your vote to be counted.

Even if you plan to participate in the virtual Movano special meeting, it is recommended that you also vote by proxy so that your vote will be counted if you later decide not to participate in the Movano special meeting.

If you hold your shares in “street name” (as described below), will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee on how to vote your shares. Stockholders holding their shares in “street name” should generally be able to vote by returning an instruction card, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank or other nominee. If you hold your shares in “street name,” you may not vote your shares on your own behalf at the Movano special meeting unless you obtain a legal proxy from your broker, bank or other nominee. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Movano special meeting.

Q:     What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:     If you are a Movano stockholder of record, the failure to return your proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve each of the Movano Stockholder Proposals.

If you do not give instruction to your broker, your broker can vote your Movano shares with respect to “discretionary” items but not with respect to “non-discretionary” items. It is anticipated that each of the Movano Stockholder Proposals will be a non-discretionary item. On non-discretionary items for which you do not give your broker instructions, the Movano shares will be treated as broker non-votes. Broker non-votes will not be considered to be shares “entitled to vote” at the meeting and will not be counted as having been voted on the applicable proposal.

Q:     May I vote in person at the special meeting of stockholders of Movano?

A:     Holders of record of Movano common stock or Movano’s Series A Preferred Stock as of              , 2026, will be able to attend and participate in the Movano special meeting online by accessing              . There will be no physical location for stockholders to attend. To join the Movano special meeting and vote online, you will need to have your 16-digit control number which is included on your proxy card or on the instructions that

x

accompanied your proxy materials. The control number is designed to verify your identity and allow you to vote your shares of Movano common stock or Series A Preferred Stock at the Movano special meeting or to vote by proxy prior to the Movano special meeting. If you attend the Movano special meeting and vote via the Internet, your vote will revoke any proxy that you have previously submitted.

At the close of business on the record date, there were (i)                shares of our common stock issued and outstanding and entitled to vote and (ii)                shares of Movano Series A Preferred Stock issued and outstanding and entitled to vote. Each share of Movano common stock is entitled to one vote on any matter presented to stockholders at the special meeting. Each share of Movano’s Series A Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which such Series A Preferred Stock would be convertible into, subject to certain beneficial ownership limitations set forth in the certificate of designations for the Series A Preferred Stock. As of the record date, the Series A Preferred Stock were convertible into shares of common stock.

If your shares are held in “street name,” you should contact your bank, broker or other nominee if you did not receive a control number. If your shares are held in “street name” you will also need to provide a legal proxy to vote during the meeting.

Please note that even if you plan to attend the Movano special meeting, it is recommended that you vote in advance to ensure that your shares will be represented.

Q:     If my Movano shares are held in “street name” by my broker, will my broker vote my shares for me?

A:     If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute a “broker non-vote.” A “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote in the matter and has not received voting instructions from its clients. These matters are referred to as “non-routine” matters. Each of Movano Stockholder Proposals is considered “non-routine” matters, and thus a Movano stockholder’s broker, bank or other agent may not vote your shares on these proposals in the absence of such holders’ voting instructions. Accordingly, if you hold your shares beneficially in street name please be sure to instruct your broker or other agent how to vote to ensure that your vote is counted on each of the proposals.

Q:     What are broker non-votes and do they count for determining a quorum?

A:     Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its client. Broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Movano special meeting. Broker non-votes will neither be counted as “votes cast” or “entitled to vote” and will therefore have no effect on each of the Movano Stockholder Proposals. None of the Movano Stockholder Proposals currently scheduled to be voted on at the Movano special meeting are “routine” matters for which brokers have discretionary authority to vote.

Q:     May I change my vote after I have submitted a proxy or provided proxy instructions?

A:     Movano stockholders of record, other than those Movano stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Movano special meeting in one of four ways.

•        You may submit another properly completed proxy with a later date by mail or via the internet.

•        You can provide your proxy instructions via telephone at a later date.

•        You may send a notice that you are revoking your proxy over the internet, following the instructions provided on the proxy card.

•        You may attend the Movano special meeting online. Upon entry of your 16-digit control number which is included on your proxy card or on the instructions that accompanied your proxy materials. The control number is designed to verify your identity and allow you to vote your shares of Movano common stock at the Movano special meeting or to vote by proxy prior to the Movano special meeting. If you attend the Movano special meeting and vote via the Internet, your vote will revoke any proxy that you have previously submitted. Simply attending the Movano special meeting will not, by itself, revoke your proxy.

If a Movano stockholder who owns shares of Movano common stock in “street name” has instructed a broker to vote its shares of Movano common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:     Who is paying for this proxy solicitation?

A:     Movano is paying for the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Movano common stock for the forwarding of solicitation materials to the beneficial owners of Movano common stock. Movano will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:     Who can help answer my questions?

A:     If you are a Movano stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Movano Inc.

Attention: Secretary

6800 Koll Center Parkway, Pleasanton, California
Phone: (415) 651-3172

Email: ir@movano.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the Movano Stockholder Proposals being considered at the Movano special meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred to herein. For more information, please see the section titled “Where You Can Find More Information.”

The Companies

Movano

Movano is developing a platform to deliver purpose-driven healthcare solutions to bring medical-grade, high-quality data to the forefront of consumer health devices. Movano’s principal executive offices are located at 6800 Koll Center Parkway, Pleasanton, CA 94566; and its telephone number is (415) 651-3172.

On May 15, 2025, Movano announced that it has initiated a process to explore strategic alternatives to maximize shareholder value. Movano retained Aquilo Partners (“Aquilo”), to serve as its financial advisor in certain aspects of the process. In order to conserve cash, Movano has reduced its operations and has turned its primary focus to consummating a strategic transaction with the goal of maximizing shareholder value. As described in further detail herein, Movano currently expects to dispose of the assets related to its legacy healthcare business in connection with the closing of the merger.

Corvex

Corvex is an AI cloud computing company specializing in GPU-accelerated infrastructure for AI workloads. Corvex’s mission is to become the trusted infrastructure partner for AI model training and inference.

Corvex’s platform allows organizations to leverage the advantage of AI by providing secure, scalable, and cost-efficient computational resources. Corvex’s infrastructure leverages advanced GPU-accelerated compute clusters, high-throughput storage systems and layered architecture to provide enhanced security, consistent performance and efficiency at scale.

Corvex provides a range of capabilities, including:

•        AI Factories and GPU Clusters:    GPU and central processing unit (“CPU”) computing, storage, and networking, with a focus on AI model training and inference, deployed and operated with engineering excellence deployable at up to AI factory scale. Delivered with managed Kubernetes or as bare metal, deployments can be operated on-premise or in multi- or single-tenant configurations that are compliant with the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and System and Organization Controls 2 (“SOC2”).

•        Confidential Computing:    Confidential computing is designed to protect customers’ valuable intellectual property and enhance compliance with data security mandates. Hardware-backed Trusted Execution Environments (“TEEs”), memory encryption, and attestation are deployed to help safeguard confidential data in use.

•        Token Factory:    Currently in development, Corvex’s Token Factory is a performance-tuned next-generation platform designed to offer customers increased token throughput and reduced per-token pricing on popular AI models.

Merger Sub

Merger Sub is a direct, wholly-owned subsidiary of Movano and was formed solely for the purpose of carrying out the merger. Merger Sub’s principal executive offices are located at 6800 Koll Center Parkway, Pleasanton, CA 94566; and its telephone number is (415) 651-3172.

The Merger

On November 6, 2025, Movano, Merger Sub, and Corvex entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Corvex, with Corvex surviving as a wholly-owned subsidiary of Movano.

Movano and Corvex expect the merger to be consummated during the first quarter of 2026, subject to the satisfaction or waiver of certain conditions to the closing, including, among other things, approval by Movano stockholders of the Stock Issuance Proposal.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, (a) each outstanding share of Company Common Stock (as defined in the Merger Agreement) (other than any shares held as treasury stock that will be cancelled) will be converted into the right to receive (i) the Exchange Ratio (as defined in the Merger Agreement), plus (ii) (A) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount (each as defined in the Merger Agreement), and (B) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount (each as defined in the Merger Agreement) plus (iii) any cash paid in lieu of fractional shares; (b) each outstanding share of Series Seed Preferred Stock (as defined below) (other than any shares held as treasury stock that will be cancelled) will be converted into the right to receive (i) the Exchange Ratio (as defined in the Merger Agreement), plus (ii) (A) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount, and (B) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount plus (iii) any cash paid in lieu of fractional shares; (c) all Company Warrants (as defined in the Merger Agreement) outstanding immediately prior to the Effective Time that are not exercised prior to the Effective Time shall be converted into shares of Series Seed Preferred Stock immediately prior to and contingent upon the occurrence of the Merger, with the number of shares of Series Seed Preferred Stock into which the Company Warrants are converted calculated pursuant to the terms of such Company Warrant; (d) each Company Option (as defined in the Merger Agreement) will be assumed by Movano and converted into an option to purchase, on the same terms and conditions, a number of shares of Movano common stock equal to the product of (i) the number of shares of Corvex common stock subject to such option, multiplied by (ii) the Exchange Ratio, plus (iii) (A) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount, and (B) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount; provided, however, that the $15 Earnout Per Share Amount and/or the $25 Earnout Per Share Amount shall not be delivered to the holder of any Company Option assumed by Movano until such Company Option assumed by Movano is exercised; provided, further, that such Company Option shall have an exercise price per share of Movano common stock equal to (A) the exercise price per share of the Corvex common stock subject to such option divided by (B) the Exchange Ratio.

Prior to the closing, the Movano Board shall take all actions necessary (i) to cause each Parent Option (as defined in the Merger Agreement) and any award outstanding under the Parent Plan (as defined in the Merger Agreement) at or prior to the Effective Time to terminate and ensure that from and after the Effective Time neither Movano, Corvex nor any of their successors or Affiliates will be required to deliver Parent Common Stock (as defined in the Merger Agreement) or other capital stock of the Movano to any Person (as defined in the Merger Agreement) pursuant to or in settlement of equity awards granted under the Parent Plan, and (ii) to terminate the Parent Plan effective as of the Effective Time.

Under the Exchange Ratio formula in the Merger Agreement, as of immediately after the merger and assuming no adjustments for Company Valuation and/or Parent Valuation as defined in and as provided for in the Merger Agreement, the former Corvex securityholders are expected to own approximately 94.8% of the issued and outstanding shares of capital stock of Movano post-Closing, and the securityholders of Movano as of immediately prior to the merger are expected to own approximately 5.2% of the of the issued and outstanding shares of capital stock of Movano post-Closing, in each case subject to further dilution by any Permitted Concurrent Financing (as defined below). This Exchange Ratio will be fixed prior to closing to reflect Movano’s and Corvex’s capitalization as of immediately prior to such time. These percentages assume that the Exchange Ratio is not adjusted for Budget Adjustment Amount or Liabilities Adjustment Amount (as each is defined in the Merger Agreement) or otherwise, as described in the section titled “The Merger Agreement-Merger Consideration” below. For a more complete description of the Exchange Ratio please see the section titled “The Merger Agreement-Exchange Ratio” in this proxy statement/prospectus/information statement.

The closing of the merger will occur no later than the second business day after the last of the conditions to the merger has been satisfied or waived, or at another time as Movano and Corvex agree. Movano and Corvex anticipate that the closing of the merger will occur promptly after the Movano special meeting. However, because the merger is subject to a number of conditions, neither Movano nor Corvex can predict exactly when the closing will occur or if it will occur at all. After the closing of the merger, the name of the combined company will be changed from “Movano Inc.” to “Corvex, Inc.”

Movano’s Reasons for the Merger

On May 15, 2025, Movano announced that it has initiated a process to explore strategic alternatives to maximize shareholder value. Movano retained Aquilo to serve as its financial advisor in certain aspects of the process. After a comprehensive review of strategic alternatives, on November 6, 2025, Movano announced the signing of a definitive merger agreement with Corvex. Following the merger, the combined company will focus on developing Corvex’s AI cloud computing infrastructure specializing in GPU accelerated infrastructure for AI workloads.

In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Movano Board considered a number of factors, including, among others, the following:

•        the historical and current information concerning Movano’s business, financial performance, financial condition, operations, management and competitive position, the prospects of Movano and its products, the nature of the medical device industry generally, including financial projections of Movano under various scenarios and its short- and long-term strategic objectives;

•        that Corvex’s differentiated set of GPU-as-a-Service and AI-as-a-Service capabilities and proprietary Amplified AI Cloud platform, as well as its growing sales pipeline, which strategically positions the combined company to create a pure-play platform for secure AI infrastructure and high-performance inference;

•        that the Movano Board undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and the Movano Board’s view that no alternatives to the Merger (including remaining a standalone company, a liquidation and dissolution of Movano and the distribution of any available cash, and alternative strategic transactions) were reasonably likely to create greater value to Movano’s stockholders

•        that the merger would provide existing Movano stockholders with a significant opportunity to participate in the potential growth of the combined company following the merger;

•        that the combined company is expected to be led by an experienced senior management team and a board of directors with representation from each of the current Movano Board and Corvex Board;

•        the potential for Movano’s stockholders to receive a dividend payment representing the proceeds received from a sale or other disposition of any Movano Legacy Assets to the extent such proceeds from the sale exceed the amounts owed under the Loan Agreement;

•        the Movano Board’s belief, after thorough review of strategic alternatives and discussions with Movano’s management and outside legal counsel, that the Merger is more favorable to Movano’s stockholders than the potential value that might have resulted from other strategic alternatives available to Movano, including a liquidation and dissolution of Movano and the distribution of any available cash; and

•        the terms of the Merger Agreement and associated transactions, including the relative percentage ownership of Movano stockholders and Corvex stockholders immediately following the closing of the merger, the reasonableness of the fees and expenses related to the merger and the likelihood that the merger will be completed.

In the course of its deliberations, the Movano Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•        the $500,000 termination fee payable by Movano upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative acquisition that may be more advantageous of Movano’s stockholders;

•        the substantial expenses to be incurred by Movano in connection with the Merger;

•        the prohibition on Movano to solicit alternative acquisition proposals during the pendency of the Merger;

•        the possible volatility of the trading price of Movano common stock resulting from the announcement, pendency or completion of the Merger;

•        the risk that the Merger might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Merger or the failure to complete the Merger on the reputation of Movano;

•        the possibility that the remaining Movano Legacy Assets may not be sold for sufficient proceeds to allow Movano’s stockholders to receive consideration related to a sale or other disposition of a Movano Legacy Asset; and

•        the various other risks associated with the combined company and the proposed transaction, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” of this proxy statement/prospectus.

For more information on the Movano Board’s reasons for the transaction, see the section titled “The Merger — Movano Reasons for the Merger.”

Corvex’s Reasons for the Merger

In reaching its decision to approve the Merger Agreement and the related transactions, the Corvex Board considered a number of factors, including, among others, the following:

•        the potential increased access to sources of capital at a lower cost and a broader range of investors to support Corvex’s commercialization efforts than it could otherwise obtain if it continued to operate as a privately held company;

•        the ability to access institutional investors who may otherwise be unable to invest in a privately-held company;

•        the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•        the Corvex Board’s belief that no alternatives to the merger were reasonably likely to create greater value for the Corvex stockholders after reviewing the various strategic options to enhance stockholder value that were considered by the Corvex Board;

•        the expectation that the merger with Movano would be a more time- and cost-effective means to access capital than other options considered;

•        the cash resources of the combined company expected to be available at the closing of the merger, including an aggregate of $40.0 million raised from concurrent private placement financings;

•        the fact that shares of Movano common stock issued to Corvex stockholders will be registered on a Form S-4 registration statement by Movano and will become freely tradable;

•        the belief that increased visibility as a public company would provide access to additional strategic partnering transactions; and

•        the intention that the merger qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, with the result that the Corvex stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Corvex common stock for Movano common stock pursuant to the merger, except to the extent of any cash received in lieu of fractional shares of Movano common stock.

For more information on the Corvex Board’s reasons for the transaction, see the section titled “The Merger — Corvex Reasons for the Merger.”

No Fairness Opinion

Movano has not received, and, as of the date hereof, does not intend to obtain, an opinion from any financial advisor, investment banker, or other firm or person performing a similar function, with respect to the fairness of the exchange ratio, from a financial point of view, to the holders of Movano common stock. The Exchange Ratio was reached through negotiation by Movano and Corvex, and was found to be fair to the stockholders of Movano by the Movano Board. In determining whether to obtain a fairness opinion in connection with consideration of the merger, the Movano Board considered the cost of such an opinion as well as, among other factors, insights gleaned from Movano’s exhaustive process to identify a value-maximizing strategic alternative with other potential partners, the extensive negotiations with Corvex by Movano, the Movano Board’s assessment of the prospects for Corvex based on its evaluation of its business, when compared to and in light of Movano’s current market value and its financial position and the fact that the Merger Agreement permits Movano to market its legacy assets for sale and distribute any net proceeds to its stockholders.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration

At the closing of the merger:

•        each outstanding share of capital stock of Corvex (other than any shares held as treasury stock that will be cancelled) will be converted into the right to receive approximately (i) 1.8911 shares of Movano common stock, plus (ii) (A) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount (each as defined in the Merger Agreement), and (B) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount (each as defined in the Merger Agreement) plus (iii) any cash paid in lieu of fractional shares, subject to adjustment for any reverse stock split;

•        each outstanding Corvex warrant that is not exercised prior to the Effective Time will be converted, immediately prior to and contingent upon the occurrence of the Merger, into shares of preferred stock of Corvex, with the number of shares of preferred stock of Corvex calculated pursuant to the terms of the warrants;

•        each Corvex stock option will be assumed by Movano and converted into an option to purchase, on the same terms and conditions, (i) a number of shares of Movano common stock equal to the product of (A) the number of shares of Corvex common stock subject to such option, multiplied by (B) the Exchange Ratio, at an exercise price per share of Movano common stock equal to (1) the exercise price per share of the Corvex common stock subject to such option divided by (2) the Exchange Ratio; plus (ii) (A) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount (each as defined in the Merger Agreement), and (B) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount (each as defined in the Merger Agreement) plus (iii) any cash paid in lieu of fractional shares, subject to adjustment for any reverse stock split.

Immediately after the merger, based on the Exchange Ratio, Corvex securityholders will own approximately 94.8% of the outstanding capital stock of the combined company on a fully diluted basis, and Movano securityholders will own approximately 5.2% of the outstanding capital stock of the combined company on a fully diluted basis. The Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus. Adjustments to the Exchange Ratio are described in more detail in the Merger Agreement and in this proxy statement/prospectus.

The Merger Agreement does not include a price-based termination right. Accordingly, the market value of the shares of Movano common stock issued pursuant to the Merger Agreement will depend on the market value of the shares of Movano common stock at the time the merger closes and could vary significantly from the market value on the date of this proxy statement/prospectus. On               ,               , the last trading day before the date of this proxy statement/prospectus, the closing sale price of Movano common stock was $               per share.

Treatment of Movano Stock Options

Prior to the closing, the Movano Board will adopt resolutions to provide that each unexpired and unexercised Movano option, whether vested or unvested, shall be terminated.

Treatment of Corvex Stock Options and Warrants

Stock Options

At the effective time of the merger, each Corvex option will be assumed by Movano and converted into an option to purchase, on the same terms and conditions, a number of shares of Movano common stock equal to the product of (a) the number of shares of Corvex common stock subject to such option, multiplied by (b) the Exchange Ratio, at an exercise price per share of Movano common stock equal to (i) the exercise price per share of the Corvex common stock subject to such option divided by (ii) the Exchange Ratio.

Warrants

At the effective time of the merger, each Corvex warrant that is not exercised prior to the effective time shall be converted, immediately prior to and contingent upon the occurrence of the Merger, into shares of preferred stock of Corvex, with the number of shares of preferred stock of Corvex calculated pursuant to the terms of the warrants. Such shares of Corvex preferred stock will then be exchanged for Movano common stock at the Effective Time.

Conditions to the Closing of the Merger

To consummate the merger, a majority of shares of Movano common stock present in person or represented by proxy at a stockholder meeting at which a quorum is present must approve the issuance of shares of Movano common stock pursuant to the Merger Agreement.

In addition to obtaining such stockholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation

Each of Movano and Corvex have agreed that, subject to certain exceptions, neither they nor any of their respective subsidiaries will authorize or permit any of their or their subsidiaries’ directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives to, directly or indirectly:

•        solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry,” each as defined in the Merger Agreement and as defined in the section titled “The Merger Agreement — Non-Solicitation” below;

•        furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

•        engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•        subject to certain exceptions, approve, endorse or recommend an acquisition proposal;

•        execute or enter into any letter of intent or any contract contemplating or otherwise relating to any “acquisition transaction,” as defined in the Merger Agreement and as defined in the section titled “The Merger Agreement — Non-Solicitation” below; or

•        publicly propose to do any of the above.

However, before obtaining the Movano stockholder approval required to consummate the merger, Movano may furnish nonpublic information regarding such party to, and may enter into discussions or negotiations with, any person in response to a bona fide written acquisition proposal, which the Movano Board determines in good faith, after consultation with Movano’s financial advisor and outside legal counsel, constitutes or is reasonably likely to result in a “superior offer,” as defined in the Merger Agreement and as defined in the section titled “The Merger Agreement-Non-Solicitation” below, and is not withdrawn, if:

•        neither Movano nor any of its directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives has breached the non-solicitation provisions of the Merger Agreement described above;

•        the Movano Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Movano Board under applicable law;

•        Movano receives from the third-party an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to such party as those contained in the confidentiality agreement between Movano and Corvex; and

•        substantially contemporaneously with furnishing of nonpublic information to a third-party, Movano furnishes the same information to the other party to the extent not previously furnished.

If either Movano or Corvex receives an acquisition proposal or acquisition inquiry at any time during the period between November 6, 2025, and earlier to occur of (a) the Effective Time and (b) termination of the Merger Agreement, then such party must promptly, and in no event later than two business day after becoming aware of such acquisition proposal or acquisition inquiry, advise the other party orally and in writing of such acquisition proposal or acquisition inquiry, including the identity of the person making or submitting the acquisition proposal or acquisition inquiry and the material terms thereof. Each of Movano and Corvex must keep the other reasonably informed with respect to the status and material terms of any such acquisition proposal or acquisition inquiry and any material modification or proposed material modification thereto.

Termination of the Merger Agreement

Either Movano or Corvex can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fees

If the Merger Agreement is terminated under certain circumstances and certain other events occur, Movano will be required to pay Corvex a termination fee of $500,000. Moreover, if Movano fails to pay any termination fee when due, then it will be required to pay interest on and reasonable fees and expenses incurred in connection with the collection of such overdue amount in addition to the $500,000 termination fee.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement and as a condition and inducement for Corvex to enter into the Merger Agreement, certain Movano stockholders entered into support agreements with Corvex pursuant to which, among other things, each of such stockholders agreed, solely in his, her or its capacity as a stockholder, to vote all of his, her or its shares of Movano common stock in favor of the approval of. In addition, these Movano stockholders agreed not to, directly or indirectly, knowingly take any action that Movano is not permitted to take under the non-solicitation provisions of the Merger Agreement.

The stockholders of Movano that are party to a support agreement with Corvex consist of the holders of an aggregate of 151,769 shares of Movano common stock, representing 17.5% of the outstanding shares of Movano common stock and approximately 15.8% of the voting power of the outstanding Movano common stock and Series A Preferred Stock (voting together as a single class, and, with respect to the Series A Preferred Stock, on an as-converted basis on December 5, 2025). These stockholders are comprised of directors, officers and certain stockholders of Movano (solely in their capacity as stockholders of Movano).

Lock-up Agreements

As a condition to the closing of the merger, Movano’s directors and officers, as well as certain holders of capital stock of Corvex, have entered into lock-up agreements, pursuant to which such parties will agree not to, except in limited circumstances, transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber any shares of Movano’s capital stock prior to the closing of the merger (for Movano’s directors and officers only), and the combined company’s common stock thereafter, for 180 days following the Effective Time.

Management Following the Merger

Effective as of the closing of the merger, the combined company’s executive officers are expected to be composed of members of the following current Movano and Corvex management teams:

Name	Position(s)
Seth Demsey	Co-Chief Executive Officer and Co-Founder
Jay Crystal	Co-Chief Executive Officer and Co-Founder

The Movano Special Meeting

The special meeting of stockholders of Movano will be held on              , 2026 at 9:00 a.m., Pacific Time, unless postponed or adjourned to a later date. Movano stockholders will be able to attend and participate in the Movano special meeting online by visiting for the following purposes:

1.      To approve (i) the issuance of shares of Movano common stock, which will represent more than 20% of the shares of Movano common stock outstanding immediately prior to the merger, to stockholders of Corvex, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and pursuant to Nasdaq Listing Rule 5635(a) and (ii) the change of control of Movano resulting from the merger pursuant to Nasdaq Listing Rule 5635(b) (the “Stock Issuance Proposal”);

2.      To approve the 2026 Plan (as defined in the accompanying proxy statement/prospectus), which is the combined company’s 2026 Equity Incentive Plan, in the form attached as Annex D to the accompanying proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger (the “2026 Plan Proposal”);

3.      To approve the 2026 ESPP (as defined in the accompanying proxy statement/prospectus), which is the combined company’s 2026 Employee Stock Purchase Plan, in the form attached as Annex E to the accompanying proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger (the “2026 ESPP Proposal”); and

4.      To approve an adjournment of the Movano special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal (the “Adjournment Proposal”).

On each matter to be voted upon, stockholders have one vote for each share of Movano common stock owned as of             , 2026. Votes will be counted by the inspector of election. The following table summarizes vote requirements and the effect of abstentions and broker non-votes.

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Stock Issuance Proposal	FOR votes from the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon at a meeting at which a quorum is present	Against	None
2	2026 Plan Proposal	FOR votes from the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon at a meeting at which a quorum is present	Against	None

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
3	2026 ESPP Proposal	FOR votes from the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon at a meeting at which a quorum is present	Against	None
4	Adjournment Proposal	FOR votes from the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon at a meeting at which a quorum is present	Against	None

The Stock Issuance Proposal is a condition to the completion of the merger. The issuance of Movano common stock in connection with the merger and the change of control of Movano resulting from the merger will not take place unless the Stock Issuance Proposal is approved by the majority of the votes cast and the merger is consummated. In addition to the requirement of obtaining the approval of the majority of the voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon of the Stock Issuance Proposal, the closing of the merger is subject to the satisfaction or waiver of each of the closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement — Conditions to the Closing of the Merger.”

If the Merger is not consummated, the 2026 Plan Proposal and the 2026 ESPP Proposal will be automatically withdrawn. Except as stated above, no Movano Proposal is contingent upon any other Movano Proposal.

Interests of Directors and Executive Officers of Movano and Corvex, and Others, in the Merger

Interests of the Movano Directors and Executive Officers in the Merger

In considering the recommendation of the Movano Board with respect to issuing shares of Movano common stock pursuant to the Merger Agreement and the other matters to be acted upon by Movano stockholders at the Movano special meeting, Movano stockholders should be aware that certain members of the Movano Board and executive officers of Movano have interests in the merger that may be different from, or in addition to, interests they have as Movano stockholders.

For example, the employment agreements of Movano’s executive officers provide for post-employment compensation arrangements. These Movano employment agreements establish the amount of severance payments and benefits available in the event of a termination of employment by Movano without other than for “cause” (as such term is defined in the respective agreements).

In connection with the Corvex SAFE Financing, on October 24, 2025 and November 5, 2025, Moira Partners, LLC (“Moira Partners”), a limited liability company managed by Emily Wang Fairbairn, the chair of the Movano Board, entered into agreements with Corvex pursuant to which Corvex issued rights to an aggregate of $9.9 million of shares of Corvex Common Stock to Moira Partners. Pursuant to the terms of the SAFE, Moira Partners will receive shares of Corvex Common Stock immediately prior to first of the following events to occur: (i) the closing of the merger, (ii) a direct listing on a national securities exchange by means of an effective registration statement on Form S-1 that registers shares of existing capital stock of Corvex for resale, (iii) the closing of Corvex’s first firm commitment underwritten initial public offering of Corvex Common Stock pursuant to a registration statement filed under the Securities Act, and (iv) a dissolution event involving Corvex. The number of shares of Corvex common stock to be issued under the SAFE is calculated by dividing the $9.9 million investment amount by a price per share calculated by dividing $225 million by the sum of all outstanding shares of Corvex capital stock, including options and convertible securities.

Additionally, pursuant to the terms of the Merger Agreement, it is expected that a director of Movano will continue as a director of the combined company after the Effective Time and will be eligible for certain non-employee director compensation.

As of December 5, 2025, Movano directors, executive officers and their affiliates owned approximately 5.7% of the outstanding shares of Movano common stock entitled to vote at the Movano special meeting (such shares representing approximately 5.1% of the voting power of the outstanding Movano common stock and Series A Preferred Stock, voting together as a single class, and, with respect to the Series A Preferred Stock, on an as-converted basis on December 5, 2025). All directors, officers and certain shareholders of Movano have entered into support agreements in connection with the merger to vote all shares of Movano common stock owned by them as of the record date in favor of the issuance of shares of Movano common stock in the merger pursuant to the Merger Agreement. The support agreements are discussed in detail in the section titled “Agreements Related to the Merger — Support Agreements” in this proxy statement/prospectus.

Additionally, although Chardan is not a financial advisor to Movano in connection with the merger, Chardan is a placement agent in connection with Movano’s preferred equity financing, which was announced on November 10, 2025 in connection with the entry into the Merger Agreement. Chardan has earned certain placement agent advisory fees in the aggregate amount of $150,000 in connection with the preferred equity financing.

The Movano Board was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement.

Interests of the Corvex Directors and Executive Officers and Others in the Merger

Corvex stockholders should be aware that certain members of the Corvex Board and executive officers of Corvex have interests in the merger that may be different from, or in addition to, interests they have as Corvex stockholders. For example, some of Corvex’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing of the merger. Specifically, each of Seth Demsey and Jay Crystal, Co-Chief Executive Officers and Co-Founders of Corvex, is expected to become Co-Chief Executive Officers of the combined company upon the closing of the merger.

Certain Corvex directors and executive officers and their affiliates currently hold shares of Corvex common stock, stock options and warrants to purchase shares of common stock. As of December 5, 2025, all directors and executive officers of Corvex, together with their affiliates, owned (i) 46.8% of the outstanding shares of Corvex common stock (on an as-converted to common stock basis) (ii) no stock options and (iii) warrants to purchase an aggregate of 1,632,000 shares of Corvex common stock (on an as-converted to common stock basis), representing 6.9% of the fully diluted capitalization of Corvex at an exercise price of $4.90 per share, subject to customary adjustments.

Additionally, Chardan is acting as a financial advisor and exclusive M&A advisor to Corvex in connection with the Merger, pursuant to which Chardan is entitled to receive certain advisory fees equal to 2% of the aggregate value of $250 million, as adjusted to reflect the final aggregate amount as stated in the Merger Agreement, which shall be paid by Corvex to Chardan in the form of unrestricted shares of Corvex’s common stock to be issued prior to the consummation of the merger.

The Corvex Board was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the sections titled “The Merger — Interests of the Corvex Directors and Executive Officers and Others in the Merger” and “Certain Relationships and Related Party Transactions — Corvex.”

Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger

Each of Movano and Corvex intends that the merger qualify as a reorganization within the meaning of Section 368(a) of the Code. In general and subject to the qualifications and limitations set forth in the section titled “The Merger — Certain Material U.S. Federal Income Tax Consequences of the Merger,” the material tax consequences to U.S. Holders (as defined herein) of Corvex common stock are expected to be as follows:

•        a Corvex stockholder should generally not recognize gain or loss upon the exchange of Corvex common stock for Movano common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Movano common stock as described below;

•        a Corvex stockholder who receives cash in lieu of a fractional share of Movano common stock in the merger should generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•        a Corvex stockholder’s aggregate tax basis for the shares of Movano common stock received in the merger (including any fractional share interest for which cash is received) should generally equal the stockholder’s aggregate tax basis in the shares of Corvex common stock surrendered upon the closing of the merger; and

•        the holding period of the shares of Movano common stock received by a Corvex stockholder in the merger should include the holding period of the shares of Corvex common stock surrendered in exchange therefor provided the surrendered Corvex common stock is held as a capital asset (generally, property held for investment) at the time of the merger.

If the IRS or a court were to determine that the merger does not qualify as reorganization within the meaning of Section 368(a) of the Code, a holder of Corvex common stock that exchanges such shares for Movano common stock pursuant to the merger generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value of the Movano common stock received (including any fractional share interest deemed received and exchanged for cash) by such holder and such holder’s adjusted tax basis in the Corvex common stock exchanged therefor.

Tax matters are very complicated, and the tax consequences of the merger to a particular Corvex stockholder will depend on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section titled “The Merger — Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Risk Factors

Both Movano and Corvex are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Merger

•     Because the consideration to be received by Corvex stockholders in connection with the merger will include a fixed number of shares of Movano common stock, and the market price of such shares has fluctuated and will continue to fluctuate, Corvex stockholders cannot be sure of the value of the consideration they will receive in the merger.

•     The market price of Movano common stock after the merger may be affected by factors different from those currently affecting the market price of Movano common stock.

•     While the Merger Agreement is in effect, Movano and Corvex are subject to restrictions on their respective business activities, which may materially adversely affect each of their businesses, results of operations and financial conditions.

•     The Merger Agreement may be terminated in accordance with its terms and the merger may not be consummated.

•     After completion of the merger, Corvex may fail to realize the anticipated benefits of the merger.

•     The historical financials of Corvex and Movano as provided in this proxy statement/prospectus may not be an indication of the future financial condition or results of operations of Corvex, Movano or the combined company following the consummation of the merger.

•     Corvex and Movano may incur significant acquisition-related costs in connection with the merger, which may be in excess of those anticipated by Corvex and Movano.

•     The expected dilution caused by the issuance of shares of Movano common stock in connection with the merger may adversely affect the market price of Movano common stock.

Risks Related to Movano

•     Movano may be unable to continue as a going concern if it does not successfully raise additional capital on favorable terms, or at all, or if it fails to generate sufficient revenue from operations.

•     Movano’s failure to meet the continued listing requirements of Nasdaq could result in a de-listing of its common stock.

Risks Related to Corvex

•     Corvex’s recent growth may not be indicative of its future growth, and if it does not effectively manage its future growth, its business, operating results, financial condition, and prospects may be adversely affected.

•     Corvex has a limited number of suppliers for significant components of the equipment it uses to build and operate its platform and provide its solutions and services. Any disruption in the availability of these components could delay Corvex’s ability to expand or increase the capacity of its infrastructure or replace defective equipment.

•     Corvex’s business would be harmed if it were not able to access sufficient power or by increased costs to procure power, prolonged power outages, shortages, or capacity constraints.

•     If Corvex’s data center providers fail to meet the requirements of its business, or if the data center facilities experience damage, interruption, or a security breach, its ability to provide access to its infrastructure and maintain the performance of its network could be negatively impacted.

•     A substantial portion of Corvex’s revenue is driven by a limited number of its customers, and the loss of, or a significant reduction in, spend from one or a few of its top customers would adversely affect its business, operating results, financial condition, and prospects.

•     If Corvex fails to efficiently enhance its platform and develop and sell new solutions and services and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, its platform may become less competitive.

•     Failure by Corvex’s customers to continue to use its platform to support AI use cases in their systems, or its ability to keep up with evolving AI technology requirements and regulatory frameworks, could have a material adverse effect on its business, operating results, financial condition, and prospects.

•     Corvex’s operations require substantial capital expenditures, and it will require additional capital to fund its business and support its growth, and any inability to generate or obtain such capital on acceptable terms, if at all, or to lower its total cost of capital, may adversely affect its business, operating results, financial condition, and prospects.

•     Corvex’s operating results may fluctuate significantly, which could make its future results difficult to predict and could cause its operating results to fall below expectations.

•     Corvex faces intense competition and could lose market share to its competitors, which would adversely affect its business, operating results, financial condition, and prospects.

•     A network or data security incident against Corvex, or its third-party providers, whether actual, alleged, or perceived, could harm its reputation, create liability and regulatory exposure, and adversely impact its business, operating results, financial condition, and prospects.

•     Any failure of Corvex’s information technology (“IT”) systems or those of one or more of its IT service providers, business partners, vendors, suppliers, or other third-party service providers, or any other failure by such third parties to provide services to it may negatively impact its relationships with customers and harm its business.

•     If Corvex is unable to attract new customers, retain existing customers, and/or expand sales of its platform, solutions, and services to such customers, it may not achieve the growth it expects, which would adversely affect its business, operating results, financial condition, and prospects.

•     If Corvex is unable to successfully build, expand, and deploy its sales organization in a timely manner, or at all, or to successfully hire, retain, train, and motivate its sales personnel, its growth and long-term success could be adversely impacted.

•     If Corvex does not or cannot maintain the compatibility of its platform with its customers’ existing technology, including third-party technologies that its customers use in their businesses, its business may be adversely affected.

•     Corvex’s long-term success may in part depend on its ability to expand the sale of its platform to customers located outside of the United States, and such international operations would expose it to risks that could have a material adverse effect on its business, operating results, financial condition, and prospects.

•     If negative publicity arises with respect to Corvex, its employees, its third-party suppliers, service providers, or its partners, its business, operating results, financial condition, and prospects could be adversely affected, regardless of whether the negative publicity is true.

•     Corvex’s ability to maintain customer satisfaction depends in part on the quality of its customer support and cloud operations services. Corvex’s failure to maintain high-quality customer support and cloud operations services could have an adverse effect on its business, operating results, financial condition, and prospects.

•     Corvex relies on its management team and other key employees and will need additional personnel to grow its business, and the loss of one or more key employees or its inability to attract and retain qualified personnel, including members of its board of directors, could harm its business.

•     Failure to obtain, maintain, protect, or enforce Corvex’s intellectual property and proprietary rights could enable others to copy or use aspects of its platform without compensating it, which could harm its brand, business, operating results, financial condition, and prospects.

•     Some of Corvex’s technology incorporates “open-source” software, and failure to comply with the terms of the underlying open-source software licenses could adversely affect its business, results of operations, financial condition, and prospects.

•     Corvex is subject to laws and regulations, including governmental export and import controls, sanctions, and anti-corruption laws, that could impair its ability to compete in its markets and subject it to liability if it is not in full compliance with applicable laws.

Risks Related to the Combined Company’s Common Stock

•     The market price of the combined company’s common stock may be volatile, and you could lose all or part of your investment.

•     Sales of substantial amounts of the combined company’s common stock in the public markets, or the perception that they might occur, could cause the market price of its common stock to decline.

•     If financial analysts issue inaccurate or unfavorable research regarding, or do not or cease to cover, the combined company’s common stock, its stock price and trading volume could decline.

•     The combined company could be subject to securities class action litigation.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” in this proxy statement/prospectus. Movano and Corvex both encourage you to read and consider all of these risks carefully.

Regulatory Approvals

In the United States, Movano must comply with applicable federal and state securities laws and the rules and regulations of The Nasdaq Stock Market LLC in connection with the issuance of shares of Movano common stock pursuant to the Merger Agreement and the filing of this proxy statement/prospectus with the SEC.

Nasdaq Stock Market Listing

Movano intends to file an initial listing application for the combined company with the Nasdaq Capital Market. If such application is accepted, the common stock of the combined company will be listed on Nasdaq following the closing of the merger under the trading symbol “CVEX”. It is a condition of the consummation of the merger that Movano receive confirmation from Nasdaq that the combined company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that Movano will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties.

Anticipated Accounting Treatment

The merger is expected to be treated by Movano as a reverse merger and will be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). For financial reporting, Corvex is considered to be the accounting acquirer, based on the expectation that, immediately following the merger: (i) Corvex’s equity holders will own a substantial majority of the voting rights in the combined company; (ii) Corvex will designate a majority (five of six) of the initial members of the board of directors of the combined company; and (iii) Corvex’s senior management will hold a majority of the key positions in senior management of the combined company. The combined company will be named Corvex, Inc. and will be headquartered in Arlington, Virginia. Accordingly, the merger is expected to be treated as the equivalent of Corvex issuing stock to acquire the net assets of Movano. As a result of the merger, Corvex’s assets and liabilities will be recorded at their pre-combination carrying amounts and Movano’s assets and liabilities will be measured and recognized at their fair values as of the effective time. Upon consummation of the merger, the historical financial statements of Corvex will become the historical consolidated financial statements of the combined company. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Holders of shares of Movano capital stock are not entitled to appraisal rights in connection with the merger. Corvex stockholders are entitled to, under certain circumstances, appraisal rights in connection with the merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the DGCL attached hereto as Annex F, and the section titled “The Merger — Appraisal Rights and Dissenters’ Rights.”

Comparison of Stockholder Rights

Both Movano and Corvex are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Corvex stockholders will become stockholders of Movano, and their rights will be governed by the DGCL, the third amended and restated certificate of incorporation, as amended, of Movano (the “Movano certificate of incorporation”) and the amended and restated bylaws of Movano (the “Movano bylaws”), each as amended and restated in connection with the merger. The rights of Movano stockholders contained in the Movano certificate of incorporation and the Movano bylaws differ from the rights of Corvex stockholders under the Corvex certificate of incorporation and Corvex bylaws, as more fully described under the section titled “Comparison of Rights of Holders of Movano Stock and Corvex Stock.”

MARKET PRICE AND DIVIDEND INFORMATION

The Movano common stock is currently listed on the Nasdaq Capital Market under the symbol “MOVE”.

The closing price of the Movano common stock on November 6, 2025, the date that Movano, Merger Sub and Corvex entered into the Merger Agreement, as reported on Nasdaq, was $5.30 per share.

Because the market price of the Movano common stock is subject to fluctuation, the market value of the shares of the Movano common stock that the Corvex stockholders will be entitled to receive in the merger may increase or decrease.

Corvex is a private company and its shares of common stock are not publicly traded.

Assuming approval of the Stock Issuance Proposal and successful application for initial listing with Nasdaq, following the consummation of the merger, the Movano common stock will trade on Nasdaq under “Corvex, Inc.” and new trading symbol “CVEX”.

As of              ,              , the record date for the Movano special meeting, there were approximately               registered holders of record of the Movano common stock. As of              ,              , Corvex had               holders of record of Corvex common stock and holders of record of Corvex preferred stock. For detailed information regarding the beneficial ownership of certain Movano and Corvex stockholders, see the sections titled “Principal Stockholders of Movano” and “Principal Stockholders of Corvex.”

Dividends

Movano has never paid or declared any cash dividends on the Movano capital stock. If the merger does not occur, Movano does not anticipate paying any cash dividends on the Movano capital stock in the foreseeable future, and Movano intends to retain all available funds and any future earnings, if any, to finance the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Movano Board and will depend upon a number of factors, including its results of operations, financial condition, current and anticipated cash needs, future prospects, contractual restrictions, restrictions imposed by applicable laws and other factors the Movano Board deems relevant. Pursuant to the Merger Agreement, if Movano receives sufficient cash proceeds from the sale of the Movano Legacy Assets, it is permitted to declare a special dividend to the holders of Movano common stock and Series A Preferred Stock immediately prior to the Effective Time.

Corvex has never paid or declared any cash dividends on the Corvex capital stock. If the merger does not occur, Corvex does not anticipate paying any cash dividends on the Corvex capital stock in the foreseeable future, and Corvex intends to retain all available funds and any future earnings, if any, to finance the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Corvex Board and will depend upon a number of factors, including its results of operations, financial condition, current and anticipated cash needs, future prospects, contractual restrictions, restrictions imposed by applicable laws and other factors the Corvex Board deems relevant.

RISK FACTORS

In addition to the other information contained in, or incorporated by reference into, this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus, the following risk factors should be considered carefully in determining whether to vote for the adoption of the Merger Agreement. For more information, see the section titled “Where You Can Find More Information.” You should also read and consider the risk factors associated with each of the businesses of Corvex and Movano because these risk factors may affect the operations and financial results of the combined company. In addition, you are urged to carefully consider the following material risks relating to the merger and the businesses of Movano, Corvex and the combined company.

Risks Related to the Merger

Because the consideration to be received by Corvex stockholders in connection with the merger will include a fixed number of shares of Movano common stock, and the market price of such shares has fluctuated and will continue to fluctuate, Corvex stockholders cannot be sure of the value of the consideration they will receive in the merger.

Under the Merger Agreement, at the Effective Time, each share of (i) Corvex common stock (excluding any shares of Corvex capital stock held as treasury stock or held or owned by Corvex or any wholly owned subsidiary of Corvex immediately prior to the Effective Time and excluding issued and outstanding Movano common stock which holders have neither voted in favor of the Merger or consented thereto in writing pursuant to Section 228 of the DGCL and which are held by Movano stockholders who have demanded appraisal rights in accordance with the DGCL (the “Dissenting Shares”) issued and outstanding immediately prior to the Effective Time will be automatically cancelled and converted into the right to receive (A) an aggregate number of shares of Movano common stock equal to the Exchange Ratio in accordance with the Merger Agreement, (B) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount, and (C) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount; (ii) Corvex series seed preferred stock (excluding any shares of Corvex capital stock held as treasury stock or held or owned by Corvex or any of its wholly owned subsidiaries immediately prior to the Effective Time and Dissenting Shares, but including shares issued upon the conversion of the Company Warrants) issued and outstanding immediately prior to the effective time of the merger will be automatically cancelled and converted into the right to receive (A) an aggregate number of shares of Movano common Stock equal to the Exchange Ratio, allocated in accordance with the Merger Agreement, (B) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount, and (C) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount. Any change in the market price of Movano common stock after the date of this proxy statement/prospectus will change the value of the shares of Movano common stock that Corvex’s stockholders will receive. Additionally, because there is no public market for Corvex common stock and Corvex preferred stock, it is difficult to determine how the fair value of Corvex common stock and Corvex preferred stock compares with the merger consideration.

The value of the merger consideration has fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Movano special meeting and the date the merger is completed and thereafter. The closing price per share of Movano common stock as of November 7, 2025, the last trading day prior to media reports that Movano and Corvex were in merger discussions, was $4.77, and the closing price per share has fluctuated as high as $58.50 and as low as $4.77 between January 1, 2025 and December 5, 2025, the most recent practicable trading day prior to the date of this proxy statement/prospectus. Stock price changes may result from a variety of factors, including, among others, interest rates, general market, industry, economic and geopolitical conditions, including the impact of continued inflation and associated changes in monetary policy, short-selling activity, changes in and speculation regarding Corvex’s and Movano’s respective businesses, operations and prospects, market assessments of the likelihood that the merger will be completed, the timing of the merger and regulatory considerations. Many of these factors are beyond Movano’s and Corvex’s control.

The market price of Movano common stock after the merger may be affected by factors different from those currently affecting the market price of Movano common stock.

Upon completion of the merger, holders of shares of Corvex common stock, preferred stock and warrants will become holders of shares of Movano common stock. The businesses of Corvex differ from those of Movano in important respects, and, accordingly, the results of operations of Corvex after the merger, as well as the market price of Movano common stock, may be affected by factors different from those currently affecting the results of operations of Movano. For further information on the respective businesses of Corvex and Movano and certain factors to consider in connection with those businesses, see the section titled “Risk Factors-Risks related to Corvex” in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus and referred to in the section titled “Where You Can Find More Information” in this proxy statement/prospectus, respectively.

Additionally, the market price of Movano common stock may fluctuate significantly following completion of the merger.

Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the common stock of the combined company, regardless of Corvex’s actual operating performance.

Corvex may have difficulty attracting, motivating and retaining employees in light of the merger.

Uncertainty about the effect of the merger on Corvex employees may impair Corvex’s ability to attract, retain and motivate personnel prior to and following the merger. Employee retention may be particularly challenging during the pendency of the merger, as employees of Corvex may experience uncertainty about their future roles with the combined business. If employees of Corvex depart, Corvex’s business following the merger may be harmed. Furthermore, Corvex may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of Corvex, and Corvex’s ability to realize the anticipated benefits of the merger may be adversely affected.

Corvex’s and Movano’s business relationships may be subject to disruption due to uncertainty associated with the merger.

Parties with which Corvex or Movano do business may experience uncertainty associated with the merger, including with respect to current or future business relationships with Corvex, Movano or the combined business. Corvex’s and Movano’s business relationships may be subject to disruption as parties with which Corvex or Movano do business may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Corvex, Movano or the combined business. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including an adverse effect on Corvex’s ability to realize the anticipated benefits of the merger. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the merger or termination of the Merger Agreement.

While the Merger Agreement is in effect, Movano and Corvex are subject to restrictions on their respective business activities, including, among other things, restrictions on their respective ability to engage in certain kinds of transactions, which could prevent each of Movano and Corvex from pursuing strategic business opportunities, taking actions with respect to their respective businesses that they may consider advantageous and responding effectively and/or timely to competitive pressures and industry developments, and may as a result materially adversely affect each of their businesses, results of operations and financial conditions.

While the Merger Agreement is in effect, Movano and Corvex are subject to restrictions on their respective business activities, including, among other things, restrictions on their respective ability to engage in certain kinds of transactions, and must generally operate their respective businesses in the ordinary course, subject to certain exceptions. These restrictions could prevent each of Movano and Corvex from pursuing attractive business opportunities that may arise prior to the consummation of the merger and may impact each of their financial conditions, results of operations and cash flows. Additionally, the Merger Agreement includes restrictions on Movano’s ability to issue equity securities, subject to specified exceptions.

These restrictions could be in place for an extended period of time if the consummation of the merger is delayed, which may delay or prevent each of Corvex and Movano from undertaking business opportunities that, absent the Merger Agreement, they might have pursued, or from effectively responding to competitive pressures or industry developments.

Whether or not the merger is completed, the pending transaction may disrupt their respective current plans and operations, which could have an adverse effect on their respective businesses and financial results. For these and other reasons, the pendency of the merger could adversely affect each of their businesses and financial results. See the section titled “The Merger Agreement-Covenants; Conduct of Business Pending the Merger” in this proxy statement/prospectus.

The Merger Agreement limits the ability of both Movano and Corvex to pursue alternatives to the merger and may discourage other parties from proposing a competing transaction.

The Merger Agreement contains reciprocal “no shop” provisions. Prior to the receipt of the approval of the merger by Movano’s stockholders, Movano is generally prohibited from soliciting, initiating or knowingly encouraging any “acquisition proposal” or “acquisition inquiry,” each as defined in the section titled “The Merger Agreement — Non-Solicitation” below, furnishing non public information in response to any acquisition proposal or acquisition inquiry, or engaging in discussions or negotiations with any third party regarding an acquisition proposal, except as permitted in connection with a bona fide written acquisition proposal that the Movano Board determines in good faith could reasonably be expected to result in a “superior offer,” as defined in the section titled “The Merger Agreement-Non-Solicitation” below, and where failure to engage would be reasonably likely to be inconsistent with the Movano Board’s fiduciary duties. Similarly, Corvex is prohibited from soliciting, initiating or knowingly encouraging any acquisition proposal or acquisition inquiry, furnishing non public information in response thereto, or engaging in discussions or negotiations with any third party regarding an acquisition proposal.

The Movano Board has agreed to recommend that Movano’s stockholders approve the matters submitted for a vote at the Movano special meeting (the “Parent Board Recommendation”) and, subject to limited exceptions, has agreed not to withdraw, amend, withhold or modify the Parent Board Recommendation in a manner adverse to Corvex. However, prior to obtaining the required stockholder approval at the Movano special meeting (the “Required Parent Stockholder Vote”), the Movano Board may change its recommendation and/or take certain other actions in response to a superior offer if it determines in good faith, after consulting with outside legal counsel and financial advisors, that failure to do so would be reasonably likely to be inconsistent with its fiduciary duties, and if Movano first complies with a contractual notice and negotiation process. In particular, upon receipt of a superior offer, Movano must provide Corvex with written notice and copies of relevant transaction documents and negotiate in good faith with Corvex during a specified notice period to enable Corvex to propose amendments to the Merger Agreement that would cause the competing proposal to cease to constitute a superior offer. This process effectively affords Corvex an opportunity to match or otherwise improve the terms of the Merger Agreement.

The Merger Agreement requires Movano to convene a meeting of its stockholders to consider and vote on the matters related to the merger, and Movano is obligated to use reasonable best efforts to obtain the Required Parent Stockholder Vote. If the Movano stockholder approval is not obtained, the Merger Agreement may be terminated under specified circumstances.

In certain circumstances, including if Movano terminates the Merger Agreement prior to obtaining the Required Parent Stockholder Vote in order to enter into a definitive agreement with respect to a superior offer following compliance with the notice and negotiation provisions described above, Movano will be required to pay a termination fee to Corvex. The Merger Agreement also provides that, subject to the terms therein, payment of such termination fee constitutes the sole and exclusive remedy of Corvex following termination in the circumstances in which the fee is payable.

Although Movano and Corvex believe these provisions are reasonable and customary and are not preclusive of other offers, these restrictions, together with any termination fee that may be payable by Movano in certain circumstances, could discourage a third party from proposing an alternative transaction, even if such party were prepared to propose terms that may be more favorable to Movano’s stockholders than the terms of the merger.

Completion of the merger is subject to certain conditions and if these conditions are not satisfied, waived or fulfilled in a timely manner, the merger may be delayed or not completed within the anticipated timeframe or at all.

The obligation of each of Corvex and Movano to complete the merger is subject to the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions, including: (i) receipt of the required stockholder approvals from each of Corvex and Movano, (ii) the registration statement relating to the issuance of Movano common stock in the merger being declared effective under the Securities Act, with no stop order in effect and no pending proceedings for such purpose, (iii) the absence of any injunction, order or other legal restraint issued by a governmental authority that remains in effect, and the absence of any law making the consummation of the merger illegal, (iv) approval for listing on Nasdaq, subject to official notice of issuance, of the Movano common stock to be issued in the merger and Movano’s maintenance of its existing Nasdaq listing, and (v) the accuracy of the parties’ respective representations and warranties as of the closing (subject to specified materiality standards), compliance in all material respects by each party with its covenants and agreements to be performed prior to the closing, delivery of required closing certificates and other specified documents, and the absence, since the date of the Merger Agreement, of a material adverse effect with respect to Corvex, for Movano’s obligation to close or with respect to Movano, for Corvex’s obligation to close.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section titled “The Merger Agreement-Conditions to the Closing of the Merger” in this proxy statement/prospectus.

Several of the conditions to consummation of the merger are not within either Movano’s or Corvex’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived on or before August 6, 2026 (the “End Date”) or, if the End Date is extended in accordance with the Merger Agreement, by such extended date, the Merger Agreement may be terminated in accordance with its terms. Although Movano and Corvex have agreed to use reasonable best efforts, subject to certain limitations, to complete the merger as promptly as practicable, these and other conditions to the completion of the merger may fail to be satisfied. In addition, satisfying the conditions to, and completing, the merger may take longer, and could cost more, than Movano and Corvex expect.

The End Date may be extended by up to 90 days if a governmental authority requests additional information or if the SEC has not declared this registration statement on Form S-4 effective by the date that is 90 days prior to the End Date. Other termination rights may allow earlier termination in specified circumstances.

A delay in completing the merger could cause Corvex and Movano to realize some or all of the benefits later than they otherwise expect to realize them if the merger is successfully completed within the anticipated time frame, which could result in additional transaction costs to both Corvex and Movano or in other negative effects associated with uncertainty about the completion of the merger.

There can be no assurance that the conditions to the closing of the merger will be satisfied, waived or fulfilled in a timely fashion or that the merger will be completed. See the section titled “Risk Factors-Failure to complete the merger could negatively impact the stock price and the future business and financial results of Movano and Corvex” in this proxy statement/prospectus.

The Merger Agreement may be terminated in accordance with its terms and the merger may not be consummated.

The Merger Agreement contains certain termination rights for each of Movano and Corvex, including, among others: (i) by either party, if any order has become final and non-appealable or there is any law, in each case having the effect of permanently enjoining the consummation of the merger or making the merger illegal or otherwise prohibited; (ii) by either party, if the consummation of the merger has not occurred on or before the End Date, subject to any applicable extensions, provided that the right to terminate in these circumstances is not available to a party whose breach is a principal cause of the failure to close by such date; (iii) by either party, if the Required Parent Stockholder Vote is not obtained at the Movano special meeting (including any adjournments or postponements thereof), subject, in the case of Movano, to a 61-day waiting period after the original Movano special meeting date before Movano may terminate on this basis; (iv) by either party, upon a material breach by the other party of its representations, warranties, or covenants that would cause the applicable closing condition to fail, if such breach is not cured within the period specified in the Merger Agreement; (v) by Corvex, at any time prior to the Required Parent Stockholder Vote, if a triggering event has occurred; (vi) by Corvex, at any time, if a material adverse effect with respect to Movano has occurred; (vii) by Movano, at any time, if a material adverse effect with respect to Corvex has occurred; (viii) by Movano, at any time prior to the Required Parent Stockholder Vote, to enter into a definitive agreement providing for a superior offer after complying with the notice and negotiation provisions of the Merger Agreement; and (ix) by mutual written consent of Movano and Corvex.

Upon the termination of the Merger Agreement under specified circumstances, Movano will be required to pay Corvex a termination fee of $500,000. This fee is payable if (a) the Merger Agreement is terminated by Corvex because the Required Parent Stockholder Vote was not obtained, an acquisition proposal with respect to Movano was publicly announced or disclosed or otherwise communicated to Movano or the Movano Board after the date of the Merger Agreement and prior to such termination and Movano consummates an acquisition transaction within 12 months after such termination, (b) the Merger Agreement is terminated by Corvex following a triggering event, an acquisition proposal with respect to Movano was publicly announced or disclosed or otherwise communicated to Movano or the Movano Board after the date of the Merger Agreement and prior to such termination and Movano consummates an acquisition transaction within 12 months after such termination, or (c) Movano terminates the Merger Agreement to enter into a definitive agreement with respect to a superior offer (in which case the fee is payable within two business days of such termination). In the circumstances in which the termination fee is owed under the Merger Agreement, payment of the termination fee constitutes Corvex’s sole and exclusive remedy following termination. Otherwise, each party generally bears its own fees and expenses in connection with the Merger Agreement and the transactions contemplated thereby, subject to certain shared SEC registration expenses as provided in the Merger Agreement.

See the sections titled “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fees” in this proxy statement/prospectus for a more complete discussion of the circumstances under which the Merger Agreement may be terminated and when a termination fee may be payable by Movano.

Either Movano or Corvex may waive one or more of the closing conditions without re-soliciting stockholder approval.

Subject to applicable law and the terms of the Merger Agreement, Movano and Corvex may determine to waive, in whole or in part, one or more of the conditions to closing that are for such party’s benefit prior to the time that party is obligated to consummate the merger. Certain closing conditions are mutual and, under the Merger Agreement, may be waived only by both Movano and Corvex. Neither party may waive any condition to the extent such waiver would be unlawful, including, without limitation, the requirement to obtain the Required Parent Stockholder Vote, the effectiveness of the registration statement, the absence of any law or order that makes consummation of the merger illegal or otherwise prohibits the merger, or the Nasdaq listing of the Movano common stock to be issued in the merger. Any determination whether to waive any conditions to closing, or to re-solicit stockholder approval or amend or supplement this proxy statement/prospectus as a result of such a waiver, will be made at the time of such waiver based on the facts and circumstances as they exist at that time and in accordance with applicable law.

After completion of the merger, Corvex may fail to realize the anticipated benefits of the merger.

Corvex and Movano believe that there are significant benefits that may be realized by the merger. However, the efforts to realize these benefits will be a complex process and may disrupt Corvex’s existing operations if not implemented in a timely and efficient manner. The full benefits of the merger may not be realized as expected or may not be achieved within the anticipated time frame, or at all. Failure to achieve the anticipated benefits of the merger could adversely affect Corvex’s business, operating results or financial condition and cause the combined business to not perform as expected.

Corvex and Movano have operated and, until completion of the merger, will continue to operate independently, and there can be no assurances that the integration of Corvex into Movano can be achieved successfully. It is possible that the closing and post-closing process could result in the disruption of Corvex’s ongoing business or in unexpected issues, higher than expected transaction costs and an overall post-closing normalization process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed to realize the anticipated benefits of the merger:

•        combining certain of the companies’ financial, reporting and corporate functions;

•        consolidating the companies’ administrative and IT infrastructure;

•        expanding Corvex’s finance and accounting infrastructure and personnel, including SEC reporting capabilities, technical accounting, tax, internal audit and compliance capabilities;

•        implementation of an enterprise resource planning system;

•        consolidating the companies’ administrative and information technology infrastructure;

•        implementing and maintaining requisite internal controls over financial reporting and disclosure controls and procedures; and

•        maintaining continued compliance with the Nasdaq Listing Rules, including compliance with Nasdaq corporate governance requirements.

In addition, at times, the attention of certain members of either company’s or both companies’ business or management and resources may be focused on completion of the merger and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

The historical financials of Corvex and Movano as provided in this proxy statement/prospectus may not be an indication of the future financial condition or results of operations of Corvex, Movano or the combined company following the consummation of the merger.

The historical financial statements of Corvex as provided in this proxy statement/prospectus may not be indicative of Corvex’s future financial condition or results of operations following the consummation of the merger. Corvex is an early-stage technology company, and its current opportunity pipeline is larger than its historical revenue. However, there can be no assurance that Corvex will convert anticipated opportunities into signed contracts on expected timelines or at expected values, or that realized revenue, margins, or cash flows will align with internal expectations. The size, timing, and terms of customer engagements may vary meaningfully from period to period and may be affected by factors outside of Corvex’s control, including customer budgeting cycles, competitive dynamics, product readiness, and broader macroeconomic conditions. In addition, as a public company listed on Nasdaq, Corvex will incur incremental costs and investments in compliance, financial reporting, internal controls, and governance, and may need to scale its personnel, systems, and processes to support growth and reporting requirements. These factors could cause future results to differ materially from Corvex’s historical results and there can be no assurance that Corvex will achieve or sustain growth, profitability, or cash flow levels consistent with expectations.

The historical financial statements of Movano as provided in this proxy statement/prospectus will not be indicative of the combined company’s future financial condition or results of operations because the historical business of Movano is not expected to constitute part of the combined company’s ongoing business following consummation of the merger.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations of the combined company after the merger may differ materially.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the date indicated. The unaudited pro forma condensed combined financial information reflects adjustments that are based upon preliminary estimates, and final amounts will be based upon the actual consideration as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus.

Completion of the merger may trigger change in control or other provisions in certain agreements to which Movano is a party.

Movano is a party to certain agreements that give the counterparty certain rights following a “change in control,” including in some cases the right to terminate such agreements. Under some such agreements, the merger may constitute a change in control and therefore the counterparty may exercise certain rights under the agreement upon the closing of the merger. Any such counterparty may request modifications of its respective agreements as a condition to granting a waiver or consent under its agreement. There is no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available, and/or requires payment of substantial financial penalties.

Certain of Movano’s executive officers and directors have interests in the merger that may be different from, or in addition to, your interests as a stockholder of Movano.

In considering the recommendation of the Movano Board to vote for the adoption of the Merger Agreement, Movano stockholders should be aware that certain of the directors and executive officers of Movano have interests in the merger that are different from, or in addition to, the interests of Movano stockholders generally, including the treatment of outstanding equity awards pursuant to the Merger Agreement, potential severance payments and benefits under individual letter agreements with certain Movano executive officers, and continued indemnification and directors’ and officers’ liability insurance. The Movano Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and approving the merger, and in recommending the approval of the Stock Issuance Proposal.

For more information, see the section titled “Interests of Directors and Executive Officers of Movano and Corvex, and Others, in the Merger” in this proxy statement/prospectus.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of Movano and Corvex.

If the merger is not completed for any reason, including as a result of Movano stockholders failing to adopt the Merger Agreement or any other condition not being satisfied or waived, the ongoing businesses of Movano and/or Corvex may be adversely affected, and, without realizing any of the benefits of having completed the merger, Corvex and Movano would be subject to a number of risks, including the following:

•        Movano and Corvex may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•        Movano and Corvex may experience negative reactions from their respective customers, vendors, joint venture and other business partners, regulators and employees;

•        Movano and Corvex will be required to pay certain costs relating to the merger, such as legal, accounting, financial advisor and printing fees, whether or not the merger is completed;

•        the Merger Agreement places certain restrictions on the conduct of Movano’s and Corvex’s businesses prior to completion of the merger, and such restrictions, the waiver of which is subject to the written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, may prevent Movano and Corvex from taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the merger that Movano or Corvex would have made, taken or pursued if these restrictions were not in place (see the section titled “The Merger Agreement-Covenants; Conduct of Business Pending the Merger” in this proxy statement/prospectus for a description of the restrictive covenants applicable to Movano and Corvex);

•        matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Movano and Corvex management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Movano or Corvex as an independent company;

•        in the event of a termination of the Merger Agreement under certain circumstances specified in the Merger Agreement, Movano may be required to pay Corvex a termination fee of $500,000; if any such fee is not paid when due, Movano must pay interest on the overdue amount at the prime rate (as published in The Wall Street Journal on the due date) until paid; and

•        Movano and Corvex may face litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Movano or Corvex preventing the performance of their respective obligations pursuant to the Merger Agreement.

There can be no assurance that the risks described above will not materialize. If the merger is not completed, these risks may materialize and may materially and adversely affect Movano’s and Corvex’s businesses, financial condition, financial results, ratings, stock prices and/or, in the case of Movano, warrant prices.

The shares of Movano common stock to be received by Corvex stockholders upon completion of the merger will have different rights from shares of Corvex common stock.

Upon completion of the merger, Corvex stockholders will no longer be stockholders of Corvex, but will instead become stockholders of Movano, and their rights as stockholders will be governed by Movano’s certificate of incorporation and bylaws, as such certificate and corporation may be amended in connection with, or following, the merger. The terms of the Movano certificate of incorporation and Movano bylaws may be materially different than the terms of the Corvex certificate of incorporation and Corvex bylaws, which currently govern the rights of Corvex stockholders. See the section titled “Comparison of Rights of Holders of Movano Stock and Corvex Stock” in this proxy statement/prospectus for a discussion of the different rights associated with Movano common shares.

If the merger does not qualify as a “reorganization” under Section 368(a) of the Code, stockholders of Corvex common stock may be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of Corvex common stock for Movano common stock in the merger.

Movano and Corvex intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. The completion of the merger is not conditioned on the merger qualifying for the intended tax treatment or upon the receipt of an opinion of counsel to that effect, and neither Movano nor Corvex will request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger.

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a Corvex stockholder that is a U.S. holder (as defined in the section titled “Certain Material U.S. Federal Income Tax Consequences of the Merger”) generally would recognize gain or loss for U.S. federal income tax purposes upon the exchange of Corvex common stock and Corvex series seed preferred stock for Movano common stock in the merger. For more information on the material U.S. federal income tax consequences of the merger, see the section titled “Certain Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus.

After the merger, Movano stockholders, as a group, will have a significantly lower ownership and voting interest in Movano than they currently have in Movano and will exercise less influence over management.

Based on, among other things, the number of shares of Corvex common stock and the Corvex equity awards outstanding as of December 5, 2025, Movano estimates that it will issue approximately 46,596,711shares of common stock at closing pursuant to the Merger Agreement. The actual number of shares of Movano common stock to be issued will be determined at completion of the merger based on the Exchange Ratio and the number of shares of Corvex common stock and the Corvex equity awards outstanding at that time. Corvex has a significantly larger market capitalization than Movano. Based on the number of shares of Movano common stock outstanding as of December 5, 2025, and the number of shares of Corvex common stock outstanding as of December 5, 2025, Corvex and Movano estimate that, on a fully diluted basis, as of immediately following completion of the merger, holders of Corvex common stock as of immediately prior to the merger will hold approximately 94.8%, and holders of Movano common stock as of immediately prior to the merger will hold approximately 5.2%, of the outstanding shares of Movano common stock. Consequently, former Movano stockholders, as a group, will have materially less influence over the management and policies of the combined company than they currently have over the management and policies of Movano.

Potential litigation against Corvex and Movano could result in substantial costs, an injunction preventing the completion of the merger and/or a judgment resulting in the payment of damages.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such lawsuits are unsuccessful, defending against them can result in substantial costs.

Stockholders of Movano may file lawsuits against Corvex, Movano and/or the directors and officers of either company in connection with the merger. Potential lawsuits could prevent or delay the completion of the merger and result in significant costs to Movano and/or Corvex, including any costs associated with the indemnification of directors and officers. There can be no assurance that any of the defendants will be successful in the outcome of any potential lawsuits.

Corvex and Movano may incur significant acquisition-related costs in connection with the merger, which may be in excess of those anticipated by Corvex and Movano.

Movano and Corvex expect to incur a number of non-recurring costs associated with the merger. The significant, non-recurring costs associated with the merger include, among others, fees and expenses of financial, legal, accounting and other advisors and representatives, certain severance and employment-related costs relating to employees of Movano (which are described in the section titled “Interests of the Movano Directors and Executive Officers, and Others, in the Merger” in this proxy statement/prospectus) and printing and mailing costs for this proxy statement/prospectus. Some of these costs have already been incurred or may be incurred regardless of whether the merger is completed, including a portion of the fees and expenses of financial advisors and other advisors and representatives and filing fees for this proxy statement/prospectus. Movano and Corvex will also incur transaction fees and costs related to integrating the corporate infrastructure and administrative functions of the two companies. Corvex and Movano continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger. Any substantial unanticipated costs could have an adverse effect on Corvex’s and Movano’ financial positions, results of operations and cash flows following the completion of the merger. Moreover, the expected benefits of the merger may not outweigh these costs in the near term, or at all.

The expected dilution caused by the issuance of shares of Movano common stock in connection with the merger may adversely affect the market price of Movano common stock.

The expected dilution caused by the issuance of the new shares of Movano common stock to Corvex stockholders in connection with the payment of the merger consideration upon the closing of the merger, either alone or in combination with any negative impact on the market price of Movano common stock following the release of lock-up restrictions entered by the respective directors, officers and certain stockholders of Corvex and Movano in connection with the merger, may result in fluctuations in the market price of Movano common stock, including a stock price decrease.

Movano’s Series A Preferred Stock will increase the number of shares of Movano common stock eligible for future resale in the public market and result in dilution to Corvex stockholders.

In connection with the merger, on November 5, 2025, Movano issued 3,000 shares of its Series A Preferred Stock for gross proceeds of $3.0 million. Immediately following the Effective Time, each share of Series A Preferred Stock will automatically convert into shares of Movano common stock at a conversion price of $5.50. The automatic conversion of the Series A Preferred Stock to Movano common stock will, if consummated, cause the issuance of 545,455 shares of Movano common stock, resulting in dilution to the existing holders of Movano common stock and Corvex holders who receive Movano stock in connection with the merger, and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of the Movano common stock.

Risks related to Movano

Risks Related to Movano’s Business

Movano is an early-stage technology company with a limited history of generating revenue, has a history of operating losses, and may never achieve or maintain profitability.

Movano is a technology company that was formed in January 2018. Movano has a limited operating history and has generated only limited revenue to date. Movano has largely focused its efforts and resources towards research and development activities relating to the development of the Evie Ring, EvieMED Ring and the SoC, the commercial launch of the Evie Ring and the U.S. Food and Drug Administration (“FDA”) 510(k) clearance for the pulse oximeter feature of the EvieMED Ring. The likelihood of success of Movano’s business plan must be considered in light of the challenges, substantial expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the regulatory and competitive environment in which the company operates. Technology product development is a highly speculative undertaking, involves a substantial degree of risk and is a capital-intensive business.

As of December 5, 2025, Movano had an accumulated deficit of approximately $161.7 million. Movano expects that its losses will continue for the foreseeable future as it continues to invest significant additional resources toward the commercialization of its products and ongoing research and development. Movano has experienced these losses and accumulated deficit primarily due to the investments it has made in developing its proprietary technologies and products, building its team and manufacturing capabilities and the commercial launch and FDA clearance of its products. Without additional capital Movano’s existing cash and cash equivalents will be insufficient to fully fund its business plan. Movano expects to continue to incur losses for the foreseeable future. Movano’s ability to achieve revenue-generating operations and, ultimately, achieve profitability will depend on whether it can obtain additional capital when it needs it, complete the development of its technology, receive regulatory approvals of its technology, potentially find strategic collaborators that can incorporate its technology into applications which can be successfully commercialized and achieve market acceptance. There can be no assurance that Movano will ever generate substantial revenues or achieve profitability. Even if it achieves profitability in the future, it may not be able to sustain profitability in subsequent periods.

Movano may be unable to continue as a going concern if it does not successfully raise additional capital on favorable terms, or at all, or if it fails to generate sufficient revenue from operations.

Primarily as a result of Movano’s lack of revenue, history of losses to date and its lack of liquidity, there is substantial doubt as to its ability to continue as a going concern. As of September 30, 2025, Movano had total assets of approximately $5.6 million and total liabilities of approximately $7.3 million. Even with the $3.0 million raised in November pursuant to the Series A Purchase Agreement, Movano believes that its cash and cash equivalents will not be sufficient to fund its projected operating requirements beyond the first quarter of 2026. Movano expects to continue to incur significant expenses, including in connection with the consummation of the merger and it may never achieve profitability. Movano’s forecast of the period through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this section. Movano has based this estimate on assumptions that may prove to be wrong, and it could utilize its available capital resources sooner than it currently expects.

There can be no assurance that Movano will be able to raise sufficient additional capital on acceptable terms, or at all. If it is unable to raise additional capital or if it is unable to generate sufficient revenue from its operations, Movano may not stay in business. Movano may seek additional capital through a combination of private and public equity offerings, debt financings and strategic collaborations. If Movano raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its existing stockholders could be significantly diluted and these newly issued securities may have rights, preferences or privileges senior to those of holders of the common stock offered hereby. Movano’s Bridge Loan is secured by its assets, including its intellectual property, and includes covenants restricting the company’s ability to raise additional capital, any future debt financing, if obtained, may involve agreements that include covenants limiting or restricting Movano’s ability to take specific actions, such as incurring additional debt, which could increase its expenses and require that its assets secure such debt. Moreover, any debt Movano incurs must be repaid regardless of its operating results. The above circumstances may discourage some investors from purchasing its stock, lending it money or from providing alternative forms of financing. In addition, the current economic instability in the world’s equity and credit markets may materially adversely affect its ability to sell additional securities and/or borrow cash. There can be no assurance that Movano will be able to raise additional working capital on acceptable terms or at all.

If Movano is unable to raise additional capital when needed, it may be required to reduce or terminate its operations. Movano could be forced to sell or dispose of its rights or assets. Any inability to raise adequate funds on commercially reasonable terms would have a material adverse effect on its business, results of operation and financial condition, including the possibility that a lack of funds could cause its business to fail and liquidate with little or no return to investors.

Even if Movano takes these actions, they may be insufficient, particularly if its costs are higher than projected or unforeseen expenses arise. Additionally, if Movano raises additional funds through collaborations, strategic alliances or licensing arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams or products or to grant licenses on terms that may not be favorable to the company. If Movano chooses to expand more rapidly than it presently anticipates, it may also need to raise additional capital sooner than expected.

Movano’s efforts may never demonstrate the feasibility of its proposed continuous glucose monitoring (“CGM”) and blood pressure monitoring solution.

Movano has developed a working prototype of its proposed solution that is capable of generating data it believes will be able to be used to measure various health vital signs and measurements, including heart rate, heart rate variability, sleep, respiration, temperature, blood oxygen, steps, calories, blood glucose and blood pressure levels, but significant additional research and development activity will be required before it achieves a commercial product. Movano has conducted limited studies to compare the data its prototype device generates to measurements from conventional blood glucose and blood pressure measuring tools, and it is using the data generated in those studies to refine its product design and to develop the algorithms its product in development will utilize. However, Movano has not yet conducted any studies that demonstrate that its planned product is able to measure blood glucose or blood pressure levels at any particular accuracy level, and it may never be able to complete any clinical studies that demonstrate accuracy levels that would be necessary for a commercial product. Movano’s research and development efforts remain subject to all of the risks associated with the development of new products based on emerging technologies, including unanticipated technical or other problems and the possible insufficiency of funds needed in order to complete development of these products and enable it to execute its business plan. Any such problems may result in delays and cause Movano to incur additional expenses that would increase its losses. If Movano cannot complete, or if it experiences significant delays in, developing its technology and products and services based on such technology for use in potential commercial applications, particularly after incurring significant expenditures, its business may fail. To Movano’s knowledge, the technological concepts it is applying to develop commercial applications have not previously been successfully applied by anyone else.

Accordingly, you should consider Movano’s prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially technology companies such as ours. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history typically faces. In particular, potential investors should consider that Movano cannot assure you that it will be able to:

•        successfully implement or execute its current business plan, or that its business plan is sound;

•        successfully develop the technology necessary to develop its planned solution having the functionality and characteristics it discusses herein;

•        successfully develop a practical, efficient or economical commercial version of one or more products;

•        obtain any additional issued patents;

•        successfully develop proprietary technology and trade secrets and secure market exclusivity and/or adequate intellectual property protection for its products by way of patent protection or otherwise;

•        successfully protect any such proprietary technology and trade secrets from competitors and third parties claiming infringement or misappropriation;

•        attract and retain an experienced management and advisory team; and

•        raise sufficient funds in the capital markets to effectuate its business plan, including for the development and commercialization of its products.

If Movano cannot successfully execute any one of the foregoing, its business may not succeed, and your investment will be adversely affected.

Movano faces competition from other technology companies and its operating results will suffer if it fails to compete effectively.

The technology industry, generally, and the general wellness, continuous glucose and blood pressure monitoring markets, in particular, are intensely competitive, subject to rapid change, and significantly affected by new product introductions and other market activities by industry participants. To compete successfully, Movano will need to demonstrate the advantages of its products and technologies over well-established alternative solutions, products and technologies, as well as newer ones, and convince consumers and enterprises of the advantages of its products and technologies. With respect to the Evie Ring and other planned solutions, Movano faces or will face direct and indirect competition from a number of competitors who have developed or are developing products for general wellness and continuous or periodic monitoring of glucose and blood pressure levels, and Movano anticipates that other companies will develop additional competitive products in the future. Traditional glucometers and blood pressure monitors remain an inexpensive alternative to its proposed solution. Movano has existing competitors and potential new competitors, many of which have or will have substantially greater name recognition, financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and sales and marketing of approved products than it has. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of its competitors. Established competitors may invest heavily to quickly discover and develop novel technologies that could make obsolete or uneconomical the technology or the products that it plans to develop. Other small or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Any new product that Movano develops that competes with a competitor’s existing or future product may need to demonstrate compelling advantages in cost, convenience, quality, and safety to be commercially successful. In addition, new products developed by others could emerge as competitors to its proposed product development candidates. If its technology under development or its future products are not competitive based on these or other factors, its business would be harmed, and its financial condition and operations will suffer.

If Movano is not successful in attracting and retaining highly qualified personnel, it may not be able to successfully implement its business strategy.

Movano’s ability to implement its business plan depends in large part upon its ability to attract and retain highly qualified managerial and engineering personnel. Movano will need to hire additional personnel as it further develops its products. Competition for skilled personnel in its market is intense and competition for experienced engineers may limit its ability to hire and retain highly qualified personnel on acceptable terms. Despite Movano’s efforts to retain valuable employees, members of its management and engineering teams may terminate their employment with the company on short notice. The loss of the services of any of Movano’s executive officers or other key employees could potentially harm its business, operating results or financial condition. Currently, Movano does not maintain key man insurance policies with respect to any of its executive officers or employees.

Movano’s success also depends on its ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior engineering personnel. Other technology companies with which it competes for qualified personnel have greater financial and other resources, different risk profiles and longer histories than it has. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what Movano has to offer. If Movano is unable to continue to attract and retain high-quality personnel, the rate and success at which it can develop and commercialize products would be limited.

Movano is subject to risks associated with its utilization of consultants.

To improve productivity and accelerate Movano’s development efforts while it builds out its own engineering team, it uses experienced consultants to assist in selected business functions, including the development of its integrated circuits. Movano takes steps to monitor and regulate the performance of these independent third parties. However, arrangements with third party service providers may make its operations vulnerable if these consultants fail to satisfy their obligations to the company as a result of their performance, changes in their own operations, financial condition or other matters outside of Movano’s control. Effective management of its consultants is important to Movano’s business and strategy. The failure of its consultants to perform as anticipated could result in substantial costs, divert management’s attention from other strategic activities or create other operational or financial problems for the company. Terminating or transitioning arrangements with key consultants could result in additional costs and a risk of operational delays, potential errors and possible control issues as a result of the termination or during the transition.

Movano will need to grow the size of its organization, and it may experience difficulties in managing this growth.

As Movano expands its activities, there will be additional demands on its financial, technical, operational and management resources. To manage its anticipated future growth, we must continue to implement and improve our financial, technical, operational and management systems and continue to recruit and train additional qualified personnel. Due to its limited financial resources and operating history, Movano may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of its operations may lead to significant costs and may divert its management and business development resources. Any inability to manage growth could delay the execution of Movano’s business plans or disrupt its operations.

Movano may acquire businesses or products, or form strategic alliances, in the future, and it may not realize the benefits of such acquisitions.

Movano may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that it believes will complement or augment its existing business. If Movano acquires businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with its existing operations and company culture. Movano may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevents it from realizing their expected benefits or enhancing its business. Movano cannot assure you that, following any such acquisition, it will achieve the expected synergies to justify the transaction.

Movano’s business is affected by macroeconomic conditions.

Various macroeconomic factors could adversely affect Movano’s business and the results of its operations and financial condition, including changes in inflation, interest rates and foreign currency exchange rates and overall economic conditions and uncertainties, including those resulting from the current and future conditions in the global financial markets. Cost inflation, including increases in raw material prices, labor rates, and transportation costs may impact Movano’s profitability. Global financial markets and the banking sector can experience extreme volatility, disruption and credit contraction, which adversely affect global economic conditions. The volatility of the capital markets could also affect the value of Movano’s investments and its ability to liquidate its investments or access its cash and cash equivalents in order to fund its operations. Movano’s ongoing cash management strategy is to maintain diversity in its deposit accounts at multiple financial institutions, but there can be no assurance that this strategy will be successful. If Movano’s banking partners are negatively impacted by financial conditions affecting the banking system and financial markets, then Movano’s ability to access its cash and cash equivalents may be threatened which could have a material adverse effect on its business and financial condition.

Increasing interest rates, reduced access to capital markets and bank failures could also adversely affect the ability of Movano’s suppliers, original equipment manufacturers (“OEMs”), value-added resellers (“VARs”), distributors, licensors, collaborators and other strategic partners to remain effective business partners or to remain in business. The loss of a strategic partner, or a failure to perform by a strategic partner, could have a disruptive effect on Movano’s business and could adversely affect its results of operations.

Movano’s business and operations are subject to risks related to climate change.

The effects of global climate change present risks to Movano’s business. Natural disasters, extreme weather and other conditions caused by or related to climate change could adversely impact Movano’s supply chain, the availability and cost of raw materials and components, energy supply, transportation, or other inputs necessary for the operation of its business. Climate change and natural disasters could also result in physical damage to Movano’s facilities as well as those of its suppliers, and strategic partners, which could cause disruption in Movano’s business and operations. Movano’s facilities and its equipment would be costly to replace and could require substantial lead time to repair or replace. Although Movano believes it possesses adequate insurance for the disruption of its business related to climate change, such insurance may not be sufficient to cover all of its potential losses and may not continue to be available to it on acceptable terms, or at all.

The sizes of the markets for Movano’s current and future products have not been established with precision and may be smaller than Movano estimates.

Movano’s estimates of the annual total addressable markets for its current products and products under development are based on a number of internal and third-party estimates, including, without limitation, the size of customer populations and the assumed prices at which Movano can sell its products. While Movano believes its assumptions and the data underlying its estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting its assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, Movano’s estimates of the annual total addressable market for its current or future products may prove to be incorrect. If the actual number of customers who would benefit from Movano’s products, the price at which it can sell its products, or the annual total addressable market for its products is smaller than Movano has estimated, it may impair its sales growth and have an adverse impact on its business.

Movano’s business could be negatively impacted by corporate social responsibility and sustainability matters.

There has been an increased focus from investors, customers, employees and other stakeholders concerning corporate social responsibility and sustainability matters, which may result in increases in Movano’s costs to operate its business or restrict certain aspects of its activities. The standards by which corporate social responsibility and sustainability efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions that could change over time. Movano could be criticized for the scope of such initiatives or goals or perceived as not acting responsibly in connection with these matters. In addition, Movano could experience reputational harm if it is targeted by groups or influential individuals who disagree with its positions on social or environmental issues. Additionally, lawsuits or regulatory actions based on allegations that certain public statements regarding corporate social responsibility and sustainability matters by companies are false and misleading “greenwashing” campaigns could significantly impact Movano’s operations and could have an adverse impact on its financial condition. Any such matters could have a material adverse impact on Movano’s future results of operations, financial position and cash flows.

Risks Related to Movano’s Product Development, Manufacturing and Commercialization

Movano is highly dependent on the success of its initial products, the Evie Ring and the EvieMED Ring, and cannot give any assurance that they will be successfully commercialized.

Movano is highly dependent on the success of its initial products, the Evie Ring and the EvieMED Ring. There is no guarantee that Movano will be successful in the commercialization of these or any other future product. While Movano commercially launched the Evie Ring without FDA clearance, it recently received FDA clearance for the pulse oximeter feature of the EvieMED Ring. Movano intends to seek FDA clearance for additional features of the EvieMED Ring, which will require substantial additional clinical development, extensive preclinical testing and clinical trials. Movano cannot give any assurance that its products will be successfully commercialized or that it will receive regulatory clearances or approvals for additional features. Any failure to achieve commercial success or obtain additional regulatory clearances or approvals would have a material adverse effect on Movano’s business.

If Movano does not successfully manage the launch and marketing of new products or services, its financial results could be adversely affected.

Movano faces risks associated with launching new products and pre-announcing products and services when the products or services have not been fully developed or tested. In addition, Movano may experience difficulty in managing or forecasting customer reactions, purchasing decisions, transition requirements, or programs with respect to newly launched products (or products in development). If Movano’s products and services are not able to deliver the performance or results expected by its target markets or are not delivered on a timely basis, its reputation and credibility may suffer. If Movano encounters development challenges or discovers errors in its products late in its development cycle, it may delay the product launch date. The expenses or losses associated with unsuccessful product development or launch activities, or a lack of market acceptance of Movano’s new products, could adversely affect its business, financial condition, or results of operations.

Movano depends on third parties to design, manufacture, market and distribute its products. If any third party fails to successfully design, manufacture, market or distribute any of Movano’s products, Movano’s business will be materially harmed.

Movano depends and expects to continue to depend on strategic partners such as third-party OEMs, VARs and other distributors to complete the design, manufacture, market and distribute the Evie Ring, EvieMED Ring and other future products. If these strategic partners fail to successfully design, manufacture, market or distribute Movano’s current or future products, Movano’s business will be materially harmed.

Movano has limited control over the efforts and resources that any third-party OEMs, VARs and other distributors devote to designing, manufacturing, marketing or distributing Movano’s products under development. An OEM may not be able to successfully design and manufacture Movano’s products and such failure by an OEM could substantially harm the value of Movano’s business. Similarly, the OEMs, VARS or other distributors Movano engages with to market and sell its product under development may not be successful at marketing and selling such product. If Movano cannot find suitable strategic partners or its strategic partners do not perform as expected, Movano’s potential for revenue may be dramatically reduced and its business could be harmed.

Movano’s business and operations would suffer in the event of information technology system failures, including cyber-attacks.

Movano’s information technology computer systems, as well as those of its contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including fires and earthquakes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in Movano’s operations, it could result in a material disruption of its development programs. In the ordinary course of Movano’s business, it collects and stores sensitive data, including intellectual property, proprietary business information, personal data and personally identifiable information of its clinical trial subjects and employees, on its networks. The secure processing, maintenance and transmission of this information is critical to Movano’s operations. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as Movano’s. Cyber-attacks are becoming more sophisticated and frequent, and in some cases have caused significant harm. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. While Movano devotes significant resources to security measures to protect its systems and data, these measures cannot provide absolute security, and Movano’s information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions. Although, to Movano’s knowledge, it has not experienced any such material security breach to date, any such breach could compromise its networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and significant regulatory penalties, and such an event could disrupt Movano’s operations, damage its reputation and cause a loss of confidence in Movano and its ability to conduct clinical trials, which could adversely affect its reputation and delay its development of its products.

The use of artificial intelligence presents new risks and challenges to Movano’s business.

AI is increasingly being used across the global business landscape, including in the industry in which Movano operates. Movano has already employed certain AI technologies into its business to enhance its operations, products, technology, and services and expects its use of AI to increase as the technology rapidly evolves and improves. However, AI innovation presents risks and challenges that could impact Movano’s business. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Ineffective AI development and deployment practices by Movano or its commercial partners could result in violations of Movano’s confidentiality and privacy obligations or applicable laws and regulations, jeopardize its intellectual property rights, cause or contribute to unlawful discrimination, result in the misuse of personally identifiable information, including protected health information (“PHI”), or give rise to significant cyber security risks, any of which could have a material adverse effect on Movano’s business, results of operations, and financial condition.

Movano may also face increased competition from other companies that are employing AI and related technologies, some of whom may develop more effective methods than Movano and any of its commercial partners have, which could have a material adverse effect on Movano’s business, results of operations, or financial condition. In addition, uncertainties regarding developing legal and regulatory requirements and standards may require significant resources to modify and maintain Movano’s business practices to comply with U.S. and foreign laws concerning the use of AI and related technologies, the nature of which cannot be determined at this time.

Risks Related to Movano’s Intellectual Property and Other Legal Matters

It is difficult and costly to protect Movano’s intellectual property and its proprietary technologies, and Movano may not be able to ensure their protection.

Movano’s success depends significantly on its ability to obtain, maintain and protect its proprietary rights to the technologies used in its products. Patents and other proprietary rights provide uncertain protections, and Movano may be unable to protect its intellectual property. As of December 5, 2025, Movano owns, jointly owns, or has exclusive rights to 31 issued and in-force patents (that cover one or more of its products or product candidates for method, system and device development) that expire at various times between November 12, 2039 and December 18, 2040. Furthermore, as of December 5, 2025, Movano owns, jointly owns, or has exclusive rights to two pending U.S. patent applications, and one pending foreign patent application.

While Movano plans to file additional patent applications, it may never develop any invention that results in any additional issued patents. Even if Movano obtains patents, it may be unsuccessful in defending its patents (and other proprietary rights) against third party challenges. Although Movano expects to attempt to obtain patent coverage for its technology where available and where it believes appropriate, there may be aspects of the technology for which patent coverage may never be sought or received. Movano may not possess the resources to or may not choose to pursue patent protection outside the United States or any or every country other than the United States where it may eventually decide to sell its future products. Movano’s ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which it has no patent protection.

Any patent applications Movano has filed or may file in the future may never result in issued patents, or patents issued based upon such applications may issue only with limited coverage or may issue and be subsequently successfully challenged by others and held invalid or unenforceable. There may exist prior art that may prevent Movano’s patent applications from resulting in issued patents, and there may be other inventors who file patent applications on inventions that are the same or similar to Movano’s or that otherwise may be found to anticipate Movano’s inventions before Movano files patent applications of its own on its inventions, which may result in the issue of patents on Movano’s inventions or similar or anticipatory inventions to those other inventors.

Even if patents issued based on Movano’s current or any future applications, any issued patents may not provide Movano with any competitive advantages. Competitors may be able to design around Movano’s patents or develop products that provide outcomes comparable or superior to Movano’s. Movano’s patents may be held invalid or unenforceable as a result of legal challenges by third parties, and others may challenge the inventorship or ownership of Movano’s patents and pending patent applications. In addition, if Movano chooses to and is able to secure protection in countries outside the United States, the laws of some foreign countries may not protect its intellectual property rights to the same extent as do the laws of the United States. In the event a competitor infringes upon Movano’s patents or other intellectual property rights, enforcing those rights may be difficult, expensive and time consuming and Movano may elect not to enforce its patents or other intellectual property rights based on the facts and circumstances known to it at the time. Even if successful, litigation to enforce Movano’s intellectual property rights or to defend its patents against challenge could be expensive and time consuming and could divert Movano’s management’s attention. Movano may not have sufficient resources to enforce its intellectual property rights or to defend its patents against a challenge.

If Movano is unable to protect the confidentiality of its proprietary information and know-how, the value of its technology and products could be adversely affected.

In addition to Movano’s patent activities, it relies upon, among other things, unpatented proprietary technology, processes, trade secrets and know-how. Any involuntary disclosure to or misappropriation by third parties of Movano’s confidential or proprietary information could enable competitors to duplicate or surpass Movano’s technological achievements, potentially eroding its competitive position in its market. While Movano requires all of its employees, consultants, advisors and any third parties who have access to its proprietary know-how, information and technology to enter into confidentiality agreements, Movano cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to Movano’s trade secrets or independently develop substantially equivalent information and techniques. These agreements may be terminated or breached, and Movano may not have adequate remedies for any such termination or breach. Furthermore, these agreements may not be enforceable or provide meaningful protection for Movano’s trade secrets and know-how in the event of unauthorized use or disclosure. The disclosure of trade secrets or other proprietary information would impair Movano’s competitive position and may materially harm its business.

Movano may in the future be a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with its ability to develop its products.

Because Movano’s industry is characterized by competing intellectual property, Movano may be sued for violating the intellectual property rights of others. Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of patent litigation actions is often uncertain. Movano has not conducted any significant search of patents issued to third parties, and no assurance can be given that third party patents containing claims covering Movano’s product under development, parts of its product under development, technology or methods do not exist, have not been filed, or could not be filed or issued. Because of the number of patents issued and patent applications filed in Movano’s technical areas or fields, Movano’s competitors or other third parties may assert that Movano’s products and the methods it plans to employ in the use of its products are covered by United States or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which Movano is unaware, and which may result in issued patents that Movano’s product under development or other future products would infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that Movano infringes. There could also be existing patents that one or more of Movano’s future products or parts may infringe and of which Movano is unaware. As the number of competitors in Movano’s market increases, and as the number of patents issued in this area grows, the possibility of patent infringement claims against Movano increases. Some of Movano’s competitors may be able to sustain the costs of complex patent litigation more effectively than Movano can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Movano’s ability to raise the funds necessary to continue its operations.

In the event that Movano becomes subject to a patent infringement or other intellectual property lawsuit and if the relevant patents or other intellectual property were upheld as valid and enforceable and Movano were found to infringe or violate the terms of a license to which it is a party, Movano could be prevented from selling any infringing products of its unless it could obtain a license or were able to redesign the product to avoid infringement. If Movano were unable to obtain a license or successfully redesign, it might be prevented from selling its product under development or other future products. If there is an allegation or determination that Movano has infringed the intellectual property rights of a competitor or other person, Movano may be required to pay damages, or a settlement or ongoing royalties. In these circumstances, Movano may be unable to sell its products at competitive prices or at all, and its business could be harmed.

Movano may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties or claims asserting ownership of what Movano regards as its own intellectual property.

Movano does and may employ and contract with individuals who were previously employed by other technology companies. Although Movano seeks to protect its ownership of intellectual property rights by ensuring that its agreements with its employees, collaborators and other third parties with whom it does business include provisions requiring such parties to assign rights in inventions to Movano and to not use the know-how or confidential information of their former employer or other third parties, Movano cannot guarantee that it has executed such agreements with all applicable parties. Movano may be subject to claims that it or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of its employees’ former employers or other third parties. Movano may also be subject to claims that former employers or other third parties have an ownership interest in Movano’s patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if Movano fails in defending any such claims, in addition to paying monetary damages, Movano may lose valuable personnel or intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Even if Movano is successful, litigation could result in substantial cost and be a distraction to its management and other employees.

In addition, while it is Movano’s policy to require its employees, contractors and other third parties who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Movano, Movano may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Movano regards as its own. The assignment of intellectual property rights under such agreements may not be self-executing, or the assignment agreements may be breached, and Movano may be forced to bring claims against third parties, or defend claims that they may bring against it, to determine the ownership of what Movano regards as its intellectual property. Any of the foregoing could have a material adverse effect on Movano’s business, financial condition, results of operations and prospects.

Movano could become subject to product liability claims, product recalls and warranty claims that could be expensive, divert management’s attention and harm its business.

Movano’s business exposes it to potential liability risks that are inherent in the manufacturing, marketing and sale of products used by consumers. Movano may be held liable if its product under development or other future products cause injury or death or are found otherwise unsuitable during usage. Movano’s future products to be developed are expected to incorporate sophisticated components and computer software. Complex software can contain errors, particularly when first introduced. In addition, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after installation. While Movano believes its technology will be safe, because its proposed solution is an RF-based technology that is being designed to be used in close proximity to users, users may allege or possibly prove defects, some of which could be alleged or proved to cause harm to users or others. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. Movano cannot guarantee that it will be able to obtain products liability insurance; if it does, however, the coverage limits of any insurance policies that it may choose to purchase to cover related risks may not be adequate to cover future claims, and the cost of insurance, if obtainable, could be prohibitive. If sales of Movano’s products increase or it suffers future product liability claims, it may be unable to maintain product liability insurance in the future at satisfactory rates or with adequate amounts. A product liability claim, any product recalls or excessive warranty claims, whether arising from defects in design or manufacture or otherwise, could negatively affect Movano’s sales or require a change in the design or manufacturing process, any of which could harm its reputation and result in a decline in revenue, each of which would harm its business.

In addition, if a product Movano designed or manufactured is defective, whether due to design or manufacturing defects, improper use of the product or other reasons, Movano may be required to notify regulatory authorities and/or to recall the product. A required notification to a regulatory authority or recall could result in an investigation by regulatory authorities of Movano’s products, which could in turn result in required recalls, restrictions on the sale of the products or other penalties. The adverse publicity resulting from any of these actions could adversely affect the perception of customers and potential customers. These investigations or recalls, especially if accompanied by unfavorable publicity, could result in Movano’s incurring substantial costs, losing revenues and damaging its reputation, each of which would harm its business.

Increased use of social media could create or amplify the effects of negative publicity and adversely affect Movano’s sales and operating results.

As part of Movano’s marketing efforts, it relies on search engine marketing and social media platforms to attract and retain customers. These efforts may not be successful, and pose a variety of other risks, including the improper disclosure of proprietary or personally identifiable information, the posting of negative comments about Movano’s brand, fraud, use of out-of-date information or failure to comply with regulations regarding such practices. Negative or false commentary about Movano or its products or services may be posted on social media platforms and may harm its reputation or business and social media has also given users the ability to more effectively organize collective actions, such as boycotts, which could be taken against Movano or its products or services. Customers value readily available information and often act on such information without affording Movano an opportunity for redress or correction. The inappropriate use of social media vehicles, including a failure to abide by applicable laws and regulations, in the use of social media by Movano or its influencers, employees, contractors, suppliers, customers or other third parties associated or perceived to be associated with Movano could increase its costs, lead to litigation, fines or regulatory action or result in negative publicity that could damage its reputation. The occurrence of any such developments could have an adverse effect on Movano’s business results.

In addition, any negative events reported in the media, including social media, whether or not accurate or involving Movano or its products or services, could create or amplify negative publicity for Movano or for the industry or market segments in which it operates. These and other types of social media risks could reduce demand for products and services offered by Movano and/or shift consumer preferences to competitors and could result in a decrease in customer demand for Movano’s products and services.

Risks Related to Movano’s Regulation

FDA clearance of the pulse oximetry feature of Movano’s EvieMED Ring does not ensure commercial success of the product.

In November 2024, Movano received 510(k) clearance from the FDA for the pulse oximetry feature in its EvieMED Ring, making it a medical device. The EvieMED Ring clearance was the first medical device marketing authorization Movano has received. In order to market and distribute EvieMED Ring or other medical devices, Movano will need to modify certain of its internal business operations to ensure they comply with medical device requirements and to enable distribution of the product in accordance with the limitations of use described in its marketing authorizations. For example, for Movano’s EvieMED Ring product, the 510(k) clearance limits distribution of this product to prescription use-only. In the direct-to-consumer model Movano utilizes to distribute the Evie Ring, consumers purchase its products directly from it or one of its retailers, and Movano will not be able to utilize this model to distribute the EvieMED Ring in accordance with its prescription-required marketing authorization. Though Movano is currently exploring a number of new distribution channels, including working with durable medical equipment distributors, healthcare institutions, and other healthcare payor and provider channels, it may not be successful in identifying, or implementing with its current resources, an appropriate distribution channel. Further, even though Movano has received FDA clearance for EvieMED Ring, it will still need to demonstrate the business and clinical rationale and justifications of this product in order for healthcare institutions and providers to be convinced of the need to prescribe it, and Movano may not be successful in these efforts.

Movano expects to seek FDA clearance with respect to additional EvieMED Ring monitoring capabilities and expects to seek FDA clearance or approval for its planned CGM and blood pressure monitoring solution, which may be difficult to achieve, and existing laws or regulations or future legislative or regulatory changes may affect its business.

While Movano commercialized its first iteration of the Evie Ring without FDA clearance, its EvieMED Ring is, and Movano expects its other future products will be subject to current and future regulation by the FDA and may be subject to regulation by other federal, state and local agencies. These agencies and regulations require manufacturers of medical devices to comply with applicable laws and regulations governing development, testing, manufacturing, labeling, marketing and distribution of medical devices. Devices are generally subject to varying levels of regulatory control, based on the risk level of the device. Governmental regulations specific to medical devices are wide-ranging and govern, among other things:

•        product design, development and manufacture;

•        laboratory, pre-clinical and clinical testing, labeling, packaging, storage and distribution;

•        premarketing clearance or approval;

•        record keeping;

•        product marketing, promotion and advertising, sales and distribution; and

•        post-marketing surveillance, including reporting of deaths, serious injuries and certain malfunctions, as well as corrections and removals (recalls).

Before a new medical device or a new intended use for an existing product can be marketed in the United States, a company must first submit and receive either 510(k) clearance or premarket approval (“PMA”) from FDA, unless an exemption applies. The typical duration to receive a 510(k) clearance is approximately nine to twelve months from the date of the initial 510(k) submission and the typical duration to receive a PMA approval is approximately two years from the date of submission of the initial PMA application, although there is no guarantee that the timing will not be longer.

Movano’s EvieMED Ring is a Class II medical device, which required Movano to seek and receive a 510(k) clearance for the pulse oximeter feature prior to marketing. Movano intends to seek a 510(k) clearance with respect to additional monitoring capabilities. In some instances, the 510(k) pathway for product marketing may be used with only proof of substantial equivalence in technology for a given indication with a lawfully marketed device (a “predicate device”). In other instances, FDA may require additional clinical work to prove efficacy in addition to technological equivalence and basic safety. Whether clinical data is provided or not, FDA may decide to reject the substantial equivalence argument Movano presents. If that happens, Movano’s device would be automatically designated as a Class III device, and Movano would have to fulfill the more rigorous PMA requirements or request a “de novo” reclassification of the device into Class I or II. Thus, although at this time Movano does not anticipate that it will be required to do so, it is possible that one or more of its planned products or product features may require PMA approval or de novo reclassification.

Movano may not be able to obtain the necessary clearances or approvals or may be unduly delayed in doing so, which could harm its business. Furthermore, even if Movano is granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the product, which may limit the market for the product. Delays in obtaining clearance or approval could increase Movano’s costs and harm its revenues and growth.

In addition, Movano is required to timely file various reports with FDA, including reports required by the medical device reporting regulations that require Movano to report to FDA if its devices may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed timely, regulators may impose sanctions and sales of Movano’s products may suffer, and Movano may be subject to regulatory enforcement actions, all of which could harm its business.

If Movano initiates a correction or removal for one of its devices to reduce a risk to health posed by the device, it would be required to submit a publicly available Correction and Removal report to FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by FDA as a device recall which could lead to increased scrutiny by FDA, other international regulatory agencies and Movano’s customers regarding the quality and safety of its devices. Furthermore, the submission of these reports has been and could be used by competitors against Movano in competitive situations and cause customers to delay purchase decisions or cancel orders and would harm Movano’s reputation.

FDA and FTC also regulate the advertising and promotion of Movano’s products to ensure that the claims it makes are consistent with its regulatory clearances, that there are adequate and reasonable data to substantiate the claims and that its promotional labeling and advertising is neither false nor misleading in any respect. If FDA or FTC determines that any of Movano’s advertising or promotional claims are misleading, not substantiated or not permissible, Movano may be subject to enforcement actions, including warning letters, and it may be required to revise its promotional claims and make other corrections or restitutions.

FDA and state authorities have broad enforcement powers. Movano’s failure to comply with applicable regulatory requirements could result in enforcement action by FDA or state agencies, which may include any of the following sanctions:

•        adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

•        repair, replacement, refunds, recall or seizure of Movano’s products;

•        operating restrictions, partial suspension or total shutdown of production;

•        refusing Movano’s requests for 510(k) clearance or PMA of new products,

•        new intended uses or modifications to existing products;

•        withdrawing 510(k) clearance or PMAs that have already been granted;

•        refusal of importation or exportation; and

•        criminal prosecution and/or civil penalties.

If any of these events were to occur, Movano’s business and financial condition would be harmed.

The cost of compliance with new laws or regulations governing Movano’s technology or future products could adversely affect its financial results. New laws or regulations may impose restrictions or obligations on Movano that could force it to redesign its technology under development or other future products and may impose restrictions that are not possible or practicable to comply with, which could cause Movano’s business to fail. Movano cannot predict the impact on its business of any legislation or regulations related to its technology or future products that may be enacted or adopted in the future.

If any OEMs contracted to manufacture Movano’s products fail to comply with FDA’s Quality System Regulations or other regulatory bodies’ equivalent regulations, manufacturing operations could be delayed or shut down and the development of Movano’s products could suffer.

The manufacturing processes of third-party OEMs are required to comply with FDA’s Quality System Regulations and other regulatory bodies’ equivalent regulations, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of Movano’s planned non-invasive solution. They may also be subject to similar state requirements and licenses and engage in extensive recordkeeping and reporting and make available their manufacturing facilities and records for periodic unannounced inspections by governmental agencies, including FDA, state authorities and comparable agencies in other countries. If any OEM fails such an inspection, Movano’s operations could be disrupted and its manufacturing interrupted. Failure to take adequate corrective action in response to an adverse inspection could result in, among other things, a shut-down of Movano’s manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of its products, operating restrictions and criminal prosecutions, any of which would cause its business to suffer. Furthermore, these OEMs may be engaged with other companies to supply and/or manufacture materials or products for such companies, which would expose Movano’s OEMs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may also affect the regulatory clearance of a third-party manufacturer’s facility. If FDA determines that any of the facilities that manufacture Movano’s proposed solution are not in compliance with applicable requirements, Movano may need to find alternative manufacturing facilities, which would impede or delay its ability to develop, obtain regulatory clearance or approval for, or market its products, if developed and approved. Additionally, Movano’s key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for its product and cause its results of operations to suffer.

Movano expects its planned solution to be subject to certain Federal Communication Commission (“FCC”) regulations.

Movano’s RF-based technology involves the transmission of RF energy, and as such, will be subject to regulation by the FCC, including the FCC’s equipment authorization regulations and its regulations governing human exposure to RF energy. In particular, Movano expects the planned solution to be regulated under Part 18 of the FCC’s rules governing industrial, scientific, and medical (ISM) equipment, and to be classified as consumer ISM equipment under that rule part. Based on the expected frequency and power of operation, Movano expects that the product will comply with the Part 18 technical specifications for these types of devices, which Movano will be required to verify under FCC equipment authorization procedures. Movano also expects, based on the device’s frequency and power of operation, that the product will comply with the FCC’s requirements governing human exposure to RF energy. There is the risk that the product, as Movano expects it to be developed, may not comply with these requirements, which could significantly affect its development costs and delay commercialization of the product. There is also the risk that Movano will be unable to cost effectively develop and produce a solution using RF technology that complies with these FCC requirements.

Movano’s current or future products may be subject to product recalls that could harm its reputation.

Regulatory agencies have the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. A government-mandated or voluntary recall by Movano could occur as a result of component failures, manufacturing errors or design or labeling defects. Recalls of Movano’s current or future products would divert management’s attention, be expensive, harm its reputation with customers and harm its financial condition and results of operations. A recall announcement would also negatively affect the price of Movano’s securities.

Healthcare reform measures could hinder or prevent Movano’s commercial success.

There have been, and Movano expects there will continue to be, a number of legislative and regulatory changes to the healthcare system in ways that could harm Movano’s future revenues and profitability and the future revenues and profitability of its potential customers. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant healthcare reform measures in decades, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (the “Affordable Care Act”), was enacted in 2010. The Affordable Care Act contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which may impact existing government healthcare programs and result in the development of new programs. The Affordable Care Act imposed a 2.3 percent excise tax on sales of medical devices. The excise tax was suspended by statute twice before being repealed in December 2019. While this tax has been repealed, Congress could enact future legislation or further change the law related to the medical device excise tax in a manner that could negatively impact Movano’s operating results. The financial impact such future taxes could have on Movano’s business is unclear.

Other significant measures contained in the Affordable Care Act include research on the comparative clinical effectiveness of different technologies and procedures, initiatives to revise Medicare payment methodologies, such as bundling of payments across the continuum of care by providers and physicians, and initiatives to promote quality indicators in payment methodologies. The Affordable Care Act also includes significant new fraud and abuse measures, including required disclosures of financial payments to and arrangements with physician customers, lower thresholds for violations and increasing potential penalties for such violations.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act. It remains unclear whether changes will be made to the Affordable Care Act, or whether it will be repealed or materially modified. There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. Movano cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may harm Movano’s ability to set a price that it believes is fair for its products, its ability to generate revenues and achieve or maintain profitability and the availability of capital.

If Movano fails to comply with healthcare regulations with respect to its current or future products, it could face substantial penalties and its business, operations and financial condition could be adversely affected.

Even though Movano does not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payers, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights will be applicable to Movano’s business. Movano could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which it conducts its business. The regulations that will affect how Movano operates include:

•        the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs;

•        the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government;

•        federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•        the federal Physician Payment Sunshine Act, created under the Affordable Care Act, and its implementing regulations, which require manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the U.S. Department of Health and Human Services information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•        the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

•        state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payer, including commercial insurers.

The Affordable Care Act, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that Movano’s business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that Movano’s business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against Movano, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on Movano’s business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal and similar foreign healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of its operations, any of which could harm Movano’s ability to operate its business and its results of operations.

Failure to comply with privacy and security laws and regulations could result in fines, penalties and damage to Movano’s reputation and have a material adverse effect on its business.

Movano is or may become subject to a number of federal and state laws and regulations protecting the use, disclosure, and confidentiality of certain patient health and personal information and restricting the use and disclosure of that protected information, including state breach notification laws, HIPAA and HITECH, and the California Consumer Privacy Act, among others.

HIPAA extensively regulates the use and disclosure of individually identifiable health information, known as “protected health information,” and requires covered entities to implement administrative, physical and technical safeguards to protect the security of such information. Covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay and notification must also be made to the U.S. Department of Health & Human Services, Office for Civil Rights (the “OCR”) and, in certain situations involving large breaches, to the media. Various U.S. state laws and regulations may also require Movano to notify affected individuals and state agencies in the event of a data breach involving individually identifiable information.

Compliance with HIPAA privacy regulations and security regulations is costly, and violations of the HIPAA privacy and security regulations may result in criminal and civil penalties. The OCR enforces the regulations and performs compliance audits. In addition to enforcement by OCR, state attorneys general are authorized to bring civil actions seeking either injunction or damages in response to violations that threaten the privacy of state residents. Movano also is or may become subject to state privacy-related laws, such as the California Consumer Privacy Act of 2018 (as amended, the “CCPA”), that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties.

Risks Related to Owning Movano’s Securities and Movano’s Financial Results

Movano’s quarterly and annual results may fluctuate significantly, may not fully reflect the underlying performance of its business and may result in decreases in the price of its securities.

Movano’s financial condition and operating results may fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, some of which are beyond its control. Movano’s operating results will be affected by numerous factors such as

•        variations in the level of expenses related to its proposed products;

•        status of its product development efforts;

•        execution of collaborative, licensing or other arrangements, and the timing of payments received or made under those arrangements;

•        intellectual property prosecution and any infringement lawsuits to which Movano may become a party;

•        regulatory developments affecting Movano’s products or those of its competitors;

•        Movano’s ability to obtain and maintain FCC clearance and/or FDA approval for its products, which have not yet been approved for marketing;

•        Movano’s ability to successfully commercialize its products;

•        market acceptance of Movano’s products;

•        the timing and success of new products and feature introductions by Movano or its competitors or any other change in the competitive dynamics of Movano’s industry, including consolidation among competitors, customers or strategic partners;

•        the amount and timing of costs and expenses related to the maintenance and expansion of Movano’s business and operations;

•        general economic, industry and market conditions; the hiring, training and retention of key employees, including Movano’s ability to develop a sales team;

•        litigation or other claims against Movano;

•        Movano’s ability to obtain additional financing;

•        Movano’s ability to maintain the minimum requirements for continued listing on the Nasdaq Capital Market;

•        business interruptions caused by events such as pandemics and natural disasters; and

•        advances and trends in new technologies and industry standards.

Any or all of these factors could adversely affect Movano’s cash position requiring it to raise additional capital, which may be on unfavorable terms and result in substantial dilution.

Movano’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Movano is subject to the periodic reporting requirements of the Exchange Act, and is required to maintain disclosure controls and procedures that are designed to reasonably assure that information required to be disclosed by Movano in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

As a public company, Movano is required to maintain internal control over financial reporting and to report any material weaknesses in those internal controls. Such internal controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Movano has identified three material weaknesses in its internal control over financial reporting at December 31, 2024: (1) ineffective control environment, including an insufficient number of personnel with an appropriate level of knowledge and experience to create the proper environment for effective internal control over financial reporting, and did not maintain the other components of the COSO framework, including appropriate risk assessment, control activities, information and communication, and monitoring activities components, relating to (i) sufficiency of processes related to identifying and analyzing risks to the achievement of objectives, including technology, across the entity, (ii) developing general control activities over technology to support the achievement of objectives across the entity, (iii) sufficiency of selecting and developing control activities that contribute to the mitigation of risks to the achievement of objectives to acceptable levels and (iv) sufficiency of monitoring activities to ascertain whether the components of internal control are present and functioning; (2) effective IT general controls for certain information systems supporting its key financial reporting processes. Specifically, the Company did not design and maintain (a) change management controls to ensure that program and data changes affecting financial applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (b) access controls to ensure appropriate IT segregation of duties are maintained that adequately restrict and segregate privileged access between environments which support development and production, (c) controls to monitor on an on-going basis for the proper segregation of privileged access between environments which support development and production and (d) operations controls to ensure appropriate interfacing between systems; (3) ineffective process-level controls which affects substantially all financial statement account balances and disclosures within the Company.

Although Movano is making efforts to remediate these issues, these efforts may not be sufficient to avoid similar material weaknesses in the future. Designing and implementing internal controls over financial reporting may be time consuming, costly and complicated as Movano is a small organization with limited management resources.

If the material weakness in Movano’s internal controls is not fully remediated or if additional material weaknesses are identified, those material weaknesses could cause Movano to fail to meet its future reporting obligations, reduce the market’s confidence in its consolidated financial statements, harm its stock price and subject it to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. In addition, Movano’s common stock may not be able to remain listed on Nasdaq or any other securities exchange.

For as long as Movano is an “emerging growth company,” as defined in the JOBS Act, or a non-accelerated filer, as defined in Rule 12b-2 under the Exchange Act, its auditors will not be required to attest as to its internal control over financial reporting. If Movano continues to identify material weaknesses in its internal control over financial reporting, is unable to comply with the requirements of Section 404 in a timely manner, is unable to assert that its internal control over financial reporting is effective or, once required, its independent registered public accounting firm is unable to attest that its internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of Movano’s financial reports and the market price of its common stock could decrease. Movano could also become subject to stockholder or other third-party litigation as well as investigations by the securities exchange on which its securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources and could result in fines, trading suspensions or other remedies.

Any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

The issuance of additional stock in connection with financings, acquisitions, Movano’s equity incentive plan, upon exercise of outstanding warrants or otherwise will dilute Movano’s existing stockholders.

If Movano issues additional equity securities, its existing stockholders’ percentage ownership will be reduced, and these stockholders may experience substantial dilution. Movano may also issue equity securities that provide for rights, preferences, and privileges senior to those of its common stock. Subject to compliance with applicable rules and regulations, Movano may issue its shares of common stock in connection with a financing, acquisition, its equity incentive plan, upon exercise of outstanding warrants or otherwise. Any such issuance could result in substantial dilution to Movano’s existing stockholders and cause the trading price of its common stock to decline.

Movano’s stock price has fluctuated widely and is likely to continue to be volatile.

The market price for Movano’s common stock varied between a high of $58.50 and a low of $4.77 between January 1, 2025 and December 5, 2025, as adjusted for the 1-for-10 reverse stock split effected October 10, 2025. Movano’s stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including those listed in this “Risk Factors” section and other, unknown factors. Among numerous other factors, Movano’s stock price also may be affected by:

•        actual or anticipated fluctuations in its quarterly or annual operating results;

•        changes in financial or operational estimates or projections;

•        conditions in markets generally;

•        changes in the economic performance or market valuations of companies similar to Movano’s; and general economic or political conditions in the United States or elsewhere.

In particular, the market prices of technology companies like Movano’s have been highly volatile due to factors, including, but not limited to:

•        any delay or failure to commercialize products acceptable to the market;

•        developments or disputes concerning Movano’s product’s intellectual property rights;

•        Movano’s or its competitors’ technological innovations;

•        changes in market valuations of similar companies;

•        announcements by Movano or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies, or patents; and

•        failure to complete significant transactions or collaborate with vendors in manufacturing Movano’s product.

Any of these factors may result in large and sudden changes in the volume and trading price of Movano’s common stock. The stock market, generally, has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of shares of Movano’s common stock.

The daily trading volume of Movano’s common stock has historically been relatively low. If Movano is unable to develop and maintain a liquid market for its common stock, its shareholders may not be able to sell common stock at prices they consider to be fair or at times that are convenient, or at all. This situation may be attributable to a number of factors, including but not limited to the fact that Movano is an early-stage company that is relatively unknown to stock analysts, stockbrokers, institutional investors, and others in the investor community. In addition, investors may be risk averse to investments in early-stage companies. The low trading volume is outside of Movano’s control and may not increase or, if it increases, may not be maintained. In addition, following periods of volatility in the market price of a company’s securities, litigation has often been brought against that company, and Movano may become the target of litigation as a result of price volatility. Litigation could result in substantial costs and divert Movano’s management’s attention and resources from its business. This could have a material adverse effect on Movano’s business, results of operations and financial condition.

Movano’s failure to meet the continued listing requirements of Nasdaq could result in a de-listing of its common stock.

The Company’s common stock is currently traded on the Nasdaq Stock Market (“Nasdaq”). On November 14, 2023, the Company was notified by Nasdaq that, because the closing bid price for the Company’s common stock listed on Nasdaq was below $1.00 for 30 consecutive trading days, the Company no longer met the minimum bid price requirement for continued listing on The Nasdaq Capital Market under Nasdaq Marketplace Rule 5550(a)(2), requiring a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”). On May 15, 2024, since the Company did not regain compliance by May 13, 2024, the Company requested, and was granted, an additional 180 calendar days to regain compliance with the Bid Price Requirement expiring November 11, 2024.

On October 29, 2024, the Company completed a 1-for-15 reverse stock split of its issued and outstanding common stock. On November 12, 2024, the Company was notified by Nasdaq that it had regained compliance with the Minimum Bid Price Requirement. On January 17, 2025, Nasdaq announced the effectiveness of new listing rules that will complicate regaining compliance with the Bid Price Requirement by removing the stay period during an appeal of a delisting determination to a hearings panel and reducing the availability of further compliance periods for issuers that implement multiple reverse stock splits.

On May 20, 2025, the Company was notified by Nasdaq that, because it had not yet filed its Form 10-Q for the quarterly period ended March 31, 2025, it was not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”). The Company had until July 21, 2025, to submit a plan to regain compliance with the Filing Requirement. On July 7, 2025, the Company received a notice from Nasdaq that it was not in compliance with the Minimum Bid Price Requirement and, due to the fact the Company effected a reverse stock split within the prior year, it was not eligible for an extended compliance period. The Company requested a hearing to appeal the delisting of its common stock. This hearing was held on August 19, 2025. At this hearing, the Company presented its plan to regain compliance with the Minimum Bid Price Requirement. Separately, on August 21, 2025, the Company received a notice from Nasdaq that it was not in compliance with the Filing Requirement because it had not yet filed its 10-Q for the quarterly period ended June 30, 2025.

On August 27, 2025, the Company received a notice from Nasdaq that Nasdaq had granted the Company’s request to continue its listing on Nasdaq subject to (i) the Company regaining compliance with the Filing Requirement by filing its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025 on or before September 30, 2025, and (ii) the Company demonstrating compliance with the Minimum Bid Price Requirement on or before October 30, 2025. On September 24, 2025, the Company filed Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, within the extension period granted by Nasdaq. On October 7, 2025, the Company was notified by Nasdaq that it had regained compliance with the Filing Requirement. On October 10, 2025, the Company effected a 1-for-10 reverse stock split, the effect of which allowed the Company to demonstrate compliance with the Bid Price rule within the extension period granted by Nasdaq. On November 11, 2025, the Company was notified by Nasdaq that it had regained compliance with the Minimum Bid Price Requirement.

On October 1, 2025, the Company received a written notice from Nasdaq indicating that the Company is not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires companies listed on The Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing (the “Stockholders’ Equity Requirement”) and serves as an additional basis of delisting before the Nasdaq Hearings Panel (the “Panel”). In the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the SEC on September 24, 2025, the Company reported stockholders’ equity of approximately $1.637 million and, as a result, did not satisfy the Stockholders’ Equity Requirement. In this Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, the Company reported stockholders’ equity of approximately $(1.701) million and, as a result, the Company continues to not satisfy the Stockholders’ Equity Requirement.

The notice provided that the Panel would consider the Stockholders’ Equity Requirement in its decision regarding the Company’s continued listing on The Nasdaq Capital Market and provided the Company the opportunity to present its views with respect to this deficiency in writing to the Panel no later than October 8, 2025. Accordingly, the Company presented a written plan of compliance to the Panel with respect to the Stockholders’ Equity Requirement before such deadline and updated that plan following the Company’s announcement of the Merger Agreement, the Series A Purchase Agreement and the Equity Facility. On December 18, 2025, the Panel granted the Company an extension until March 30, 2026 to regain compliance with the Stockholders’ Equity

Requirement. There can be no assurance that the Company will ultimately regain compliance with the Stockholders’ Equity Requirement. The Company’s failure to regain compliance with the Stockholders’ Equity Requirement or any future non-compliance with Nasdaq listing requirements could result in Nasdaq taking steps to delist the Company’s common stock. Such a delisting would likely have a negative effect on the price of the Company’s common stock and would impair shareholders’ ability to sell or purchase the Company’s common stock. Any perception that the Company may not regain compliance for future noncompliance or a delisting of the Company’s common stock by Nasdaq could adversely affect the Company’s ability to attract new investors, decrease the liquidity of the outstanding shares of its common stock, reduce the price at which such shares trade and increase the transaction costs inherent in trading such shares with overall negative effects for the Company’s stockholders.

Movano’s Certificate of Incorporation designates specific courts as the exclusive forum for certain litigation that may be initiated by its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with Movano.

Movano’s Third Amended and Restated Certificate of Incorporation specifies that, unless Movano consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving claims brought against Movano by stockholders; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Movano’s Certificate of Incorporation further provides that, unless Movano consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of Movano’s capital stock shall be deemed to have notice of and to have consented to the provisions of Movano’s Certificate of Incorporation described above.

Movano believes these provisions benefit it by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes and in the application of the Securities Act by federal judges, as applicable, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provisions may have the effect of discouraging lawsuits against Movano’s directors, officers, employees and agents as it may limit any stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with Movano or its directors, officers, employees or agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against Movano, a court could find the choice of forum provisions contained in Movano’s Certificate of Incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provisions contained in Movano’s Certificate of Incorporation to be inapplicable or unenforceable in an action, Movano may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Movano has not paid dividends in the past and has no immediate plans to pay dividends.

Movano plans to reinvest all of its earnings, to the extent it has earnings, in order to further develop its technology and potential products and to cover operating costs. Movano does not plan to pay any cash dividends with respect to its securities in the foreseeable future. Movano may never generate sufficient surplus cash that would be available for distribution to the holders of its common stock as a dividend. Therefore, Movano’s shareholders should not expect to receive cash dividends on the common stock.

Concentration of ownership among Movano’s existing executive officers, directors and significant stockholders may prevent new investors from influencing significant corporate decisions.

All decisions with respect to the management of the Company will be made by Movano’s board of directors and its officers, who beneficially own approximately 10.0% of Movano’s common stock, as calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) In addition, Peter Appel and Leabman Holdings LLC beneficially own approximately 9.9% and 5.7%, respectively, as calculated in accordance with Rule 13d-3 promulgated under the Exchange Act. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of Movano’s Certificate of Incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of Movano or changes in management, in each case, which other stockholders might find favorable, and will make the approval of certain transactions difficult or impossible without the support of these significant stockholders.

Movano is an “emerging growth company” under the JOBS Act and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its common stock less attractive to investors.

Movano is an “emerging growth company,” as defined in the JOBS Act, and it expects to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, (i) being required to present only two years of audited financial statements and related financial disclosure, (ii) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (iii) extended transition periods for complying with new or revised accounting standards, (iv) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and (v) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Movano has taken, and in the future may take, advantage of these exemptions until such time that it is no longer an “emerging growth company.” Movano cannot predict if investors will find its common stock less attractive because it relies on these exemptions. If some investors find Movano’s common stock less attractive as a result, there may be a less active trading market for its common stock and the price of its common stock may be more volatile.

Movano will remain an “emerging growth company” through December 31, 2026, although it will lose that status sooner if its annual revenues exceed $1.07 billion, if it issues more than $1 billion in non-convertible debt in a three-year period, or if the market value of its common stock that is held by non-affiliates exceeds $700 million as of June 30 in any year. If Movano remains an emerging growth company through December 31, 2026, it will have to consider any consequences that might apply from the change in status when it prepares the financial statements and related disclosures as of and for the year ended December 31, 2026.

Movano is incurring significant costs as a public company that reports to the SEC and its management is required to devote substantial time to meet compliance obligations.

As a public company listed in the United States, Movano incurs significant legal, accounting and other expenses that it did not incur as a private company. Movano is subject to reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq that impose significant requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. In addition, the Dodd-Frank Wall Street Reform and Protection Act includes significant corporate governance and executive compensation-related provisions that have and will continue to increase Movano’s legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on its personnel, systems and resources. Movano’s management and other personnel must devote a substantial amount of time to these compliance initiatives. In addition, these rules and regulations may make it more difficult and more expensive for Movano to obtain director and officer liability insurance, and Movano may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for Movano to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

If securities or industry analysts do not publish research reports about Movano’s business, or if they issue an adverse opinion about Movano’s business, the price of Movano’s common stock and trading volume could decline.

The trading market for Movano’s common stock will be influenced by the research and reports that industry or securities analysts publish about Movano or its business. Movano does not currently have and may never obtain research coverage by securities and industry analysts. If no or few analysts commence research coverage of Movano, or one or more of the analysts who cover Movano issues an adverse opinion about Movano’s company, the price of its common stock would likely decline. If one or more of these analysts ceases research coverage of Movano or fails to regularly publish reports on Movano, it could lose visibility in the financial markets, which in turn could cause the price of its common stock or trading volume to decline.

Movano’s charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.

Movano’s Certificate of Incorporation and bylaws and applicable provisions of Delaware law may delay or discourage transactions involving an actual or potential change in control or change in its management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that its stockholders might otherwise deem to be in their best interests. The provisions in Movano’s Certificate of Incorporation and bylaws:

•        authorize its board of directors to issue preferred stock without stockholder approval and to designate the rights, preferences and privileges of each class, if issued, such preferred stock would increase the number of outstanding shares of Movano’s common stock and could include terms that may deter an acquisition of the company;

•        classify its board of directors into three classes, with members of each class serving staggered three-year terms;

•        limit who may call stockholder meetings;

•        do not provide for cumulative voting rights;

•        provide that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•        provide that stockholders must comply with advance notice procedures with respect to stockholder proposals and the nomination of candidates for director;

•        provide that stockholders may only amend Movano’s Certificate of Incorporation and Bylaws upon a supermajority vote of stockholders; and

•        provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal claims.

In addition, section 203 of the DGCL may limit Movano’s ability to engage in any business combination with a person who beneficially owns 15% or more of its outstanding voting stock unless certain conditions are satisfied. This restriction lasts for a period of three years following the share acquisition. These provisions may have the effect of entrenching Movano’s management team and may deprive its shareholders of the opportunity to sell shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of Movano’s common stock.

Risks related to Corvex

Risks Related to Corvex’s Business and Industry

Corvex’s recent growth may not be indicative of its future growth, and if it does not effectively manage its future growth, its business, operating results, financial condition, and prospects may be adversely affected.

Corvex was founded in October 2024, launched its platform in the first quarter of 2025 and generated revenue of $4.9 million for the nine months ended September 30, 2025. Investors should not rely on the revenue growth of any prior period as an indication of Corvex’s future performance. Even if Corvex’s revenue continues to increase, its revenue growth rate may decline in the future as a result of a variety of factors. Overall growth of Corvex’s revenue will depend on a number of factors, including but not limited to its ability to:

•        expand its AI infrastructure capacity;

•        manage increases in input and operating costs, including price increases for servers, GPUs, memory, storage, networking, cooling, data center space, and power;

•        anticipate and adapt to regulatory shifts that affect infrastructure expansion and operations, including federal, state, and local changes related to data center permitting, operation and zoning, energy usage caps, emissions or cooling requirements, and related compliance obligations that could delay or increase the cost of capacity additions;

•        compete with other companies in its industry, including those with greater financial, technical, marketing, sales, and other resources;

•        continue to develop new solutions and services and new functionality for its platform and successfully further optimize its existing infrastructure, solutions, and services;

•        retain existing customers and increase sales to existing customers, as well as attract new customers and grow its customer base;

•        successfully expand its business domestically and internationally;

•        generate sufficient cash flow from operations and raise additional capital, including through indebtedness, to support continued investments in its platform to maintain its technological leadership and the security of its platform;

•        strategically expand its direct sales force and leverage its existing sales capacity;

•        introduce and sell its solutions and services to new markets and verticals;

•        recruit, hire, train, and manage additional qualified personnel for its research and development activities;

•        maintain its existing, and enter into new, more cost-efficient, financing structures; and

•        successfully identify and acquire or invest in businesses, products, or technologies that it believes could complement or expand its platform.

In addition to the factors discussed above, Corvex’s revenue growth may also be impacted by industry-specific factors, particularly the continued development of AI (including advancements in AI technology that may lead to further compute efficiencies), the broader adoption, use, and commercialization of AI and any impacts of the developing AI regulatory environment.

As many of these factors are beyond Corvex’s control, it is difficult for it to accurately forecast its future operating results. If the assumptions that Corvex uses to plan its business are incorrect or change in reaction to changes in its market, it may be unable to maintain consistent revenue or revenue growth, the value of its stock could be volatile, and it may be difficult to achieve and, if achieved, maintain profitability. In addition, changes in the macroeconomic environment, including actual or perceived global banking and finance related issues, domestic and foreign regulatory uncertainty, changes in trade policies (including the imposition of tariffs, trade controls and other trade barriers), labor shortages, supply chain disruptions, volatile interest rates and inflation, spending environments, geopolitical instability, warfare and uncertainty, including the effects of the conflicts in the Middle East and Russia/Ukraine and tensions between China and Taiwan, weak economic conditions in certain regions, or a reduction in AI spending regardless of macroeconomic conditions may impact Corvex’s growth.

In addition, as Corvex has grown, its number of customers has also increased, and it has increasingly managed more complex deployments of its infrastructure in more complex computing environments. The rapid growth and expansion of Corvex’s business places a significant strain on its management, operational, engineering, and financial resources. To manage any future growth effectively, Corvex must continue to improve and expand its infrastructure, including information technology (“IT”) and financial infrastructure, its operating and administrative systems and controls, and its ability to manage headcount, capital, and processes in an efficient manner. If Corvex does not manage future growth effectively, its business, operating results, financial condition, and prospects would be harmed.

As an early-stage company, Corvex’s systems, controls, staffing, product capabilities, and other aspects of its operations will need to continue to evolve to support current demand and any future revenue growth. If Corvex continues to experience rapid growth, it may not be able to successfully implement or scale improvements to its systems, processes, and controls in an efficient, timely, or cost-effective manner. As Corvex grows, its existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. Any future growth will continue to add complexity to Corvex’s organization and require effective coordination throughout its organization. Failure to manage any future growth effectively could result in increased costs, cause difficulty or delays in deploying Corvex’s platform to new and existing customers, reduce demand for its platform, and cause difficulties in introducing new solutions and services or other operational difficulties, and any of these difficulties would adversely affect its business, operating results, financial condition, and prospects.

Corvex has a limited number of suppliers for significant components of the equipment it uses to build and operate its platform and provide its solutions and services. Any disruption in the availability of these components could delay Corvex’s ability to expand or increase the capacity of its infrastructure or replace defective equipment.

Corvex does not manufacture the components it uses to build the technology infrastructure underlying its platform. Corvex has a limited number of suppliers that it uses to procure and configure significant components of the technology infrastructure that it uses to operate its platform and provide its solutions and services to its customers. Additionally, for the nine months ended September 30, 2025, three suppliers accounted for 36%, 15%, and 4% of Corvex’s total purchases. Utilizing a limited number of suppliers of the components for Corvex’s technology infrastructure exposes it to risks, including:

•        asymmetry between component availability and contractual performance obligations, including where specified components are required;

•        exposure to volatility in the prices and availability of GPUs, RAM, and other hardware;

•        volatility in the price of power and leased or licensed data centers;

•        shifts in market-leading technologies away from those offered by its current suppliers that could impact its ability to offer its customers the solutions and services that they are seeking;

•        reduced control over production costs and constraints based on the then current availability, terms, and pricing of these components, including any delays in its supply chain (such as the recent delays associated with NVIDIA’s Blackwell GPUs);

•        limited ability to control aspects of the quality, performance, quantity, and cost of its infrastructure or of its components;

•        the potential for binding price or purchase commitments with its suppliers at higher than market rates;

•        reliance on its suppliers to keep up with technological advancements at the same pace as its business and customer demands, including their ability to continue to deliver next generation components that are substantially better than the prior generation;

•        consolidation among suppliers in its industry, which may harm its ability to negotiate favorable terms with its suppliers and their third-party suppliers;

•        labor and political unrest at facilities it does not operate or own;

•        geopolitical disputes disrupting its or any of its suppliers’ supply chains;

•        business, legal compliance, litigation, and financial concerns affecting its suppliers or their ability to manufacture and ship components in the quantities, quality, and manner Corvex requires;

•        impacts on its supply chain from adverse public health developments, including outbreaks of contagious diseases or pandemics; and

•        disruptions due to floods, earthquakes, storms, and other natural disasters, particularly in countries with limited infrastructure and disaster recovery resources, or regional conflicts.

Corvex’s technology infrastructure components suppliers fulfill its supply requirements on the basis of individual purchase orders. Corvex currently has no long-term contracts or arrangements with its suppliers that guarantee capacity or the continuation of any particular payment terms. Accordingly, Corvex’s suppliers are not obligated to continue to fulfill its supply requirements, and the prices it is charged for its products and, if applicable, services could be increased on short notice. Any delay from Corvex’s suppliers may result in its inability to provide its infrastructure and platform to its customers on a timely basis and fulfill its contractual requirements under its customer contracts, and Corvex may be unable to obtain replacement parts or warranty service on the timelines required to meet its delivery schedules and service level commitments. Suppliers may also suspend, reduce, or discontinue sales, support, or prioritized allocations to Corvex if Corvex experiences adverse brand or reputational issues or any perceived compliance lapses (including with know-your-customer (“KYC”)/anti-money laundering (“AML”), sanctions, or related screening obligations) that cause Corvex to be viewed as a higher-risk counterparty, which could disrupt operations, extend lead times, increase costs, and impair Corvex’s ability to meet customer commitments. If Corvex is required to change suppliers, its ability to meet its obligations to its customers, including scheduled compute access, could be adversely affected and its solutions may not be as performant, which could cause the loss of sales from existing or potential customers, delayed revenue, or an increase in its costs, which could adversely affect its margins. The process to select and onboard alternate suppliers, including software vendors, may be lengthy, and transitioning suppliers could require installation or engineering work, retraining or other processes that may introduce downtime risk and incremental expense. Any production or shipping interruptions for any reason, such as a natural disaster, epidemics, pandemics, capacity shortages, quality problems, or strike or other labor disruption at one of Corvex’s supplier locations or at shipping ports or locations, could adversely affect sales of its solution and services offerings.

In addition, Corvex is continually working to expand and enhance its infrastructure features, technology, and network and other technologies to accommodate substantial increases in the computing power required by more compute-intensive workloads on its platform, the amount of data it hosts, and its overall number of total customers. Corvex may be unable to project accurately the rate or timing of these increases or to allocate resources successfully to address such increases and may underestimate the data center capacity needed to address such increases. Corvex’s limited number of suppliers, in turn, may not be able to quickly respond to its needs, which would have a negative impact on customer experience and contractual performance. In the future, Corvex may be required to allocate additional resources, including spending substantial amounts, to build, purchase, lease or license data centers and equipment and upgrade its technology and network infrastructure in order to handle increased customer usage, and its suppliers may not be able to satisfy such requirements. There is no assurance that Corvex will be able to enter into agreements to build, purchase, lease or license data centers and related equipment and infrastructure in a timely manner or on terms that are favorable to Corvex. If Corvex is not able to expand its data center capacity to meet the demands of its customers, its business, operating results, financial condition, and prospects may be adversely affected. In addition, Corvex’s network or its suppliers’ networks might be unable to achieve or maintain data transmission capacity high enough to effectively deliver its services. Corvex may also face constraints on its ability to deliver its platform, solutions, and services if there is limited power supply. Corvex’s failure, or its suppliers’ failure, to achieve or maintain high data transmission capacity and sufficient electrical services would impact its ability to meet customer needs and could significantly reduce consumer demand for its services. Such reduced demand and resulting loss of compute, cost increases, or failure to upgrade its equipment or adapt to new technologies would harm its business, operating results, financial condition, and prospects.

Moreover, Corvex’s suppliers themselves rely on a complex network of third-party suppliers for semiconductor manufacturing, hardware components, and other critical inputs, which introduces additional risks to its supply chain. For example, NVIDIA relies on suppliers such as Taiwan Semiconductor Manufacturing Company for semiconductor fabrication and other manufacturers for compute and networking components. Any disruption in the operations of these upstream suppliers, whether due to equipment failures, geopolitical factors such as the potential for military conflict between China and Taiwan, or supply chain constraints, could affect Corvex’s suppliers’ ability to supply the significant components of the equipment it uses to operate its platform and provide its solutions and services to its customers, which would, in turn, affect the availability of its solutions and services, as well as lead times.

In addition, to the extent any of Corvex’s suppliers’ businesses are impacted by business, legal compliance, litigation, and financial concerns, including regulatory scrutiny and export controls, its business, operating results, financial condition, and prospects may be adversely affected. For example, increasing use of tariffs, economic sanctions and export controls has impacted and may in the future impact the availability and cost of GPUs and other components of Corvex’s platform. Broad-based tariffs imposed on imported goods have increased the cost of, among other goods, semiconductors and GPUs imported into the United States. Escalation of tariffs or other trade restrictions applicable to semiconductors, server hardware, networking equipment, or power infrastructure could increase equipment costs, extend lead times, and reduce availability. Intensifying geopolitical tensions or conflict affecting key technology manufacturing hubs, including potential disruptions impacting the Taiwan semiconductor ecosystem, could materially impair Corvex’s suppliers’ ability to deliver critical components on required schedules or at expected costs, which could adversely affect Corvex’s ability to meet customer demand and its operating results. Further, stringent export controls targeting semiconductor manufacturing equipment and other items related to advanced integrated circuits may increase the cost of such equipment or otherwise limit the supply chain. Additional export restrictions imposed on components of Corvex’s technologies may also provoke responses from foreign governments that negatively impact its supply chain, increase the costs for affected imported goods, or limit its ability to obtain additional hardware components, which would also substantially reduce its ability to provide or develop its platform, solutions, and services.

In the event of a supplier unavailability or discontinuation of services, component shortage, or supply interruption, Corvex may not be able to secure alternate sources in a timely manner. Securing alternate sources of supply for these components or services may be time-consuming, difficult, and costly and Corvex may not be able to source these components or services on terms that are acceptable to it, or at all, which may undermine its ability to fill its orders in a timely manner. Any interruption or delay in the supply of any of these components or services, or the inability to obtain these components or services from alternate sources at acceptable prices and within a reasonable amount of time, would harm Corvex’s ability to meet the demand of its customers, which in turn would have an adverse effect on its business, operating results, financial condition, and prospects.

Corvex’s business would be harmed if it were not able to access sufficient power or by increased costs to procure power, prolonged power outages, shortages, or capacity constraints.

Corvex depends on being able to secure power for its data center facilities, in a cost-effective manner. Corvex’s inability to secure sufficient power or any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power could have an adverse effect on its business, operating results, financial condition, and prospects. There can be no assurance that we will be able to secure sufficient, cost-effective electrical power and suitable data center space on acceptable terms, or at all.

Corvex relies on third parties to provide a sufficient amount of power to maintain its leased or licensed data center facilities and meet the needs of its current and future customers. Corvex may experience insufficient power to operate its cloud service. Any limitation on the delivered energy supply would limit Corvex’s ability to operate its platform. These limitations would have a negative impact on a given data center or limit Corvex’s ability to grow its business which could negatively affect its business, operating results, financial condition, and prospects. Limitations on generation, transmission, and distribution may also limit its ability to obtain sufficient power capacity for potential expansion sites in new or existing markets. Power providers, other participants in the power market, and those entities that regulate it may impose onerous operating conditions to any approval or provision of power or Corvex may experience significant delays and substantial increased costs to provide the level of electrical service required by its current or future leased or licensed data centers, or any data centers it may choose to construct in the future. Corvex’s ability to find appropriate sites for expansion, including existing sites to lease or license, will also be limited by access to power.

Corvex’s data center facilities are affected by problems accessing electricity sources, such as planned or unplanned power outages and limitations on transmission or distribution of power. Unplanned power outages, including, but not limited to those relating to large storms, earthquakes, fires, tsunamis, cyberattacks, physical attacks on utility infrastructure, war, and any failures of electrical power grids more generally, and planned power outages by public utilities could harm Corvex’s customers and its business. Further, Corvex may not control access to building infrastructure such as generators or fuel tanks at any leased data center facilities As a result, in the event of a power outage, Corvex could be dependent upon the landlord, as well as the utility company, to restore the power. Even if Corvex attempts to limit its exposure to system downtime by using backup generators, which are in turn supported by onsite fuel storage and through contracts with fuel suppliers, these measures may not always prevent downtime or solve for long-term or large-scale outages. Any outage or supply disruption could adversely affect Corvex’s customer experience, as well as its business, operating results, financial condition, and prospects.

The global energy market is currently experiencing inflation and volatility pressures. Various macroeconomic and geopolitical factors are contributing to the instability and global power shortage, including the war in Russia/Ukraine, severe weather events, governmental regulations, government relations, and inflation. Corvex expects the cost for power to continue to be volatile and unpredictable and subject to inflationary pressures, which could materially affect its financial forecasting, business, operating results, financial condition, and prospects.

If Corvex’s data center providers fail to meet the requirements of its business, or if the data center facilities experience damage, interruption, or a security breach, its ability to provide access to its infrastructure and maintain the performance of its network could be negatively impacted.

Corvex leases space in or otherwise license use of third-party data centers located in the United States. Corvex’s business is reliant on these data center facilities. Given that Corvex leases or licenses use of this data center space, it does not control the operation of these third-party facilities. Consequently, Corvex could be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of its direct control. Corvex’s data center facilities and network infrastructure are vulnerable to damage or interruption from a variety of sources including earthquakes, floods, fires, power loss, system failures, computer and other cybersecurity vulnerabilities, physical or electronic break-ins, human error, malfeasance or interference, including by employees, former employees, or contractors, as well as terrorist acts and other catastrophic events. Corvex and the data center facilities it leases space in or license use of have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including availability or sufficiency of power, infrastructure changes, and capacity constraints, occasionally due to an overwhelming number of customers accessing its infrastructure simultaneously. Corvex’s third-party data centers and network infrastructure may also be subject to cybersecurity attacks, including supply chain attacks, due to the actions of outside parties or human error, malfeasance, insider threats, system errors or vulnerabilities, insufficient cybersecurity controls, a combination of these, or otherwise, which may cause service outages and otherwise impact its ability to provide its solutions and services. Corvex likewise depends on software and hardware performing in accordance with manufacturers’ and vendors’ specifications; however, warranties, support and updates or patches may be insufficient, unavailable or delayed. While Corvex takes steps to review the security measures of its third-party data centers, it cannot ensure that the measures in place will be sufficient to prevent a cybersecurity attack or to protect the continued operation of its platform in the event of a cybersecurity attack, and any impact to its solutions and services may also impact its business, operating results, financial condition, and prospects. Data center facilities housing Corvex’s network infrastructure may also be subject to local administrative actions, changes to legal or permitting requirements, labor disputes, litigation to stop, limit, or delay operations, and other legal challenges, including local government agencies seeking to gain access to customer accounts for law enforcement or other reasons. In addition, while Corvex has entered into various agreements for the lease of data center space, equipment, maintenance, and other services, those third parties could fail to deliver on their contractual obligations under those agreements, including agreements to provide certain data, equipment, and utilities information required to run its business. Furthermore, Corvex may require the data centers it leases to have certain highly specific attributes in order to effectively run its business. For example, Corvex’s data centers may also require networking equipment, high-speed interconnects, enhanced access to power, and liquid cooling infrastructure. In some cases, these third-party data centers are required to undergo extensive retrofitting and improvement efforts, including to incorporate novel developments in Corvex’s industry, which are time consuming, expensive, and less efficient than if it were to lease from spaces already designed for its operations, and which may not ultimately be successful in meeting all of its requirements.

If third parties fail to successfully deliver on such performance requirements, Corvex’s ability to maintain the performance of its network would be negatively impacted. Similarly, failures, defects, or delays in Corvex’s own software or in open-source or commercially licensed software it uses can impair availability, functionality, or security and could result in service credits, liquidated damages, or termination rights under its customer contracts.

Other factors, many of which are beyond Corvex’s control, that can affect the delivery, performance, and availability of its platform include:

•        the development, maintenance, and functioning of the infrastructure of the internet as a whole;

•        the performance and availability of third-party telecommunications services with the necessary speed, data capacity, and security for providing reliable internet access and services;

•        the success or failure of its redundancy systems;

•        the success or failure of its disaster recovery and business continuity plans;

•        decisions by the owners and operators of the data center facilities where its infrastructure is installed or by global telecommunications service provider partners who provide it with network bandwidth to terminate its contracts, discontinue services to it, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy, breach their contracts with it, or prioritize the traffic of other parties;

•        its ability to enter into data center agreements and leases according to its business needs and on terms and with counterparties acceptable to it; and

•        changing sentiment by government regulators relating to data center development, including in response to public concerns regarding environmental impact and development, which may result in restrictive government regulation or otherwise impact the future construction of additional data centers.

If Corvex does not accurately anticipate the data center capacity required by its customers, including if they use less or more of its infrastructure than expected, it would incur additional costs due to leasing more capacity than is used and paid for by its customers or, alternatively, in seeking additional data center capacity to fulfill unexpected demand on terms that may not be economically reasonable or acceptable to it, if it is able to lease additional capacity at all. Corvex may also need to seek additional data center capacity in the event any leases with third parties are terminated or not renewed, which it may be unable to do on reasonable terms or at all. Moreover, to the extent Corvex builds or otherwise secures additional capacity (including through owned or build-to-suit data centers) and customer demand is insufficient to utilize such capacity at anticipated levels, Corvex may not realize expected returns on these investments, and its business, operating results, financial condition, and prospects would be adversely affected.

The occurrence of any of these factors, or Corvex’s inability to efficiently and cost-effectively fix such errors or other problems that may be identified, could damage its reputation, negatively impact its relationship with its customers, or otherwise materially harm its business, operating results, financial condition, and prospects.

In the future, Corvex may develop its own data centers, rather than relying on third parties and, because of its limited experience in this area, it could experience unforeseen difficulties. For example, any potential expansion of Corvex’s data center infrastructure would be complex, and unanticipated delays in the completion of those projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of its platform. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after Corvex has started to fully utilize the underlying equipment, that could further degrade its platform or increase its costs. Construction and delivery of new or expanded facilities also present additional risks, including project delays; unexpected budget changes and cost overruns; increased prices for, or shortages of, building supplies, raw materials, and data center equipment; labor availability issues, including as a result of unionization, labor negotiations or labor disputes, or work stoppages among contractors and subcontractors; environmental issues and geologic conditions; and delays or conditions imposed in connection with permits and other approvals from public agencies, utilities, or other organizations. Prices for key inputs required for new builds and expansions — including data center space, construction labor and materials, electrical and cooling infrastructure, networking, and GPUs — may be volatile and may increase materially between project underwriting and delivery, which could delay projects, increase capital intensity, compress returns, or render certain builds uneconomic. Any of these issues could delay readiness, increase capital intensity, limit capacity additions, or impair expected performance.

A substantial portion of Corvex’s revenue is driven by a limited number of its customers, and the loss of, or a significant reduction in, spend from one or a few of its top customers would adversely affect its business, operating results, financial condition, and prospects.

A substantial portion of Corvex’s revenue is driven by a limited number of customers.

For the nine months ended September 30, 2025, four customers accounted for approximately 39%, 23%, 23%, and 10%, respectively, of Corvex’s unaudited revenue. None of Corvex’s other customers represented 10% or more of its revenue for the nine months ended September 30, 2025. Any negative changes in demand from Corvex’s top customers, in its top customers’ ability or willingness to perform under their contracts with Corvex or in Corvex’s broader strategic relationship with its top customers would adversely affect its business, operating results, financial condition, and prospects. In addition to risks associated with customers discontinuing use of its solutions, Corvex faces risks that customers may fail to continue usage following renewal events, or even during the term of a lease. Corvex offers varying lease lengths and therefore faces renewal timing risk and credit-quality risk from its counterparties. Where contractual offtake periods are shorter than associated lease obligations, Corvex bears the risk that renewal will occur at lower prices or not at all, requiring rapid replacement of non-performing or non-renewing customers and potentially resulting in periods of under-utilized capacity and lower cash flows. Additionally, Corvex may experience contractual non-performance by certain customers, which may result in losses.

Corvex anticipates that it will continue to derive a significant portion of its revenue from a limited number of customers for the foreseeable future, and in some cases, the portion of its revenue attributable to certain customers may increase in the future. The composition of Corvex’s customer base, including its top customers, may fluctuate from period to period given that its customer composition has evolved and is expected to continue to evolve significantly as its business continues to evolve and scale and as the use cases for AI continue to develop. However, Corvex may not be able to maintain or increase revenue from its top customers for a variety of reasons, including the following:

•        customers may develop their own infrastructure that may compete with its services;

•        some of its customers may redesign their systems to require fewer of its services with limited notice to it and may choose not to renew or increase their purchases of its platform, solutions, and services; and

•        its customers may have pre-existing or concurrent relationships with, or may be, current or potential competitors that may affect such customers’ decisions to purchase its platform, solutions, and services.

Customer relationships often require Corvex to continually improve its platform, which may involve significant technological and design challenges, and its customers may place considerable pressure on it to meet tight development and capacity availability schedules. Accordingly, Corvex may have to devote a substantial amount of its resources to its strategic relationships, which could detract from or delay its completion of other important development projects. Delays in making capacity or AI infrastructure available and performing to contractual specifications could impair Corvex’s relationships with its customers and negatively impact forecasted sales of the services under development. Customer dissatisfaction with Corvex’s products and services may materially and adversely affect its business, and a failure to continuously improve its solutions may render its technology obsolete.

If Corvex fails to efficiently enhance its platform and develop and sell new solutions and services and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, its platform may become less competitive.

The market in which Corvex competes is relatively new and subject to rapid technological change, evolving industry standards and regulatory changes, as well as changing customer needs, requirements, and preferences. The success of Corvex’s business will depend, in part, on its ability to, predict, adapt, and respond effectively to these changes on a timely basis. If Corvex is unable to develop and sell new solutions and services that satisfy and are adopted by new and existing customers and provide enhancements, new features, and capabilities to its infrastructure that keep pace with rapid technological and industry change, its business, operating results, financial condition, and prospects could be adversely affected. Further, prospective or existing customers may influence Corvex’s product roadmap by requiring features optimal for their particular use case. If Corvex is unable to adapt to meet customers’ requirements, they may use competitive offerings or internal solutions that eliminate reliance on third-party providers, and its business, operating results, financial condition, and prospects could be adversely affected. Moreover, prioritizing development of such features may require significant engineering resources and may not be compatible with the requirements of other customers, which could impact overall adoption of Corvex’s platform. If new technologies emerge that limit or eliminate reliance on AI cloud platform providers like Corvex, or that enable its competitors to deliver competitive services at lower prices, more efficiently, more conveniently, or more securely, such technologies could adversely impact its ability to compete. If Corvex’s solutions do not allow it or its customers to comply with the latest regulatory requirements, sales of its platform, solutions, and services to existing customers may decrease and new customers will be less likely to adopt its platform.

Corvex’s future growth is dependent upon its ability to continue to meet the needs of new customers and the expanding needs of its existing customers as their use of its platform, solutions, and services grows. As sales of its platform grow, Corvex will need to devote additional resources to expanding, improving, and maintaining its infrastructure and integrating with third-party applications. In addition, Corvex will need to appropriately scale its internal business systems and its services organization, including customer support, to serve its growing customer base, and to improve its IT and financial infrastructure, operating and administrative systems, and its ability to effectively manage headcount, capital and processes, including by reducing costs and inefficiencies. Any failure of, or delay in, these efforts could result in impaired system performance and reduced customer satisfaction, which would negatively impact Corvex’s revenue growth and its reputation and could cause existing customers to reduce or terminate use of its platform. Corvex may not be successful in developing or implementing these technologies. In addition, it takes a significant amount of time to plan, develop and test improvements to Corvex’s technologies and infrastructure, and it may not be able to accurately forecast demand or predict the results it will realize from such improvements. In some circumstances, Corvex may also determine to scale its technology through the acquisition of complementary businesses and technologies rather than through internal development, which may divert management’s time and resources. To the extent that Corvex does not effectively scale its operations to meet the needs of its growing customer base and to maintain performance as its customers expand their use of its services, Corvex will not be able to grow as quickly as it anticipates, its customers may reduce or terminate use of its platform and it will be unable to compete as effectively and its business, operating results, financial condition, and prospects will be adversely affected.

Corvex continually works to upgrade and enhance its platform, solutions, and services in response to customer demand and to keep up with technological changes. Part of this process entails cycling out outdated components of Corvex’s infrastructure and replacing them with the latest technology available. This requires Corvex to make certain estimates with respect to the useful life of the components of its infrastructure and to maximize the value of the components of its infrastructure, including its GPUs, to the fullest extent possible. Corvex cannot guarantee that its estimates will be accurate or that its attempts at maximizing value will be successful. Any changes to the significant assumptions underlying Corvex’s estimates or to the estimates of its components’ useful lives, or any inability to redeploy components of its existing infrastructure to extend past their contracted life could significantly affect its business, operating results, financial condition, and prospects.

Corvex’s platform must also integrate with a variety of network, hardware, storage, and software technologies, and it needs to continuously modify and enhance the capabilities of its platform to adapt to changes and innovation in these technologies. If Corvex’s customers widely adopt new technologies, it may need to redesign parts of its platform to work with those new technologies. These development efforts may require significant engineering, marketing, and sales resources, all of which would affect Corvex’s business, operating results, financial condition, and prospects. Any failure of Corvex’s infrastructure’s capabilities to operate effectively with future technologies and software platforms could reduce the demand for its platform. If Corvex is unable to respond to these changes in a cost-effective manner, its platform may become less marketable and less competitive or obsolete, and its business may be harmed.

In addition, Corvex must also continue to effectively manage its capital expenditures by maintaining and expanding its data center capacity, servers and equipment, grow in geographies where it currently has limited or no presence, and ensure that the performance, features, and reliability of its services and its customer service remain competitive in a rapidly changing technological environment. Depreciation of our infrastructure assets may occur faster or slower than currently estimated as a result of technological change, configuration mismatches, or changes in utilization, which could materially affect reported results, cash flows, and covenant calculations and may necessitate earlier-than-planned replacements or write-downs. Corvex’s returns on capital expenditures are uncertain and may be reduced or may be negative due to factors such as changes in equipment pricing over time, higher than expected cost of capital, under-utilization or excess capacity, configuration mismatches with customer demand, renewal pricing pressure, customer credit deterioration, and liquidated damages or service credits for failure to meet SLAs, any of which can lower cash flows and impair project economics. If Corvex fails to manage its growth, the quality of its platform may suffer, which could negatively affect its brand and reputation and harm its ability to retain and attract customers and employees, and it may fail to achieve anticipated returns on its investments.

The broader adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI field, are inherently uncertain. Failure by Corvex’s customers to continue to use its platform to support AI use cases in their systems, or its ability to keep up with evolving AI technology requirements and regulatory frameworks, could have a material adverse effect on its business, operating results, financial condition, and prospects.

As part of its growth strategy, Corvex seeks to attract and acquire customers requiring high-performance computing, such as AI, machine learning, and automated decision-making technologies, including proprietary AI algorithms and models (collectively, “AI Technologies”).

AI has been developing at a rapid pace, and continues to evolve and change. As demand continues for AI services, AI providers, including Corvex’s customers, have sought increased compute capacity to enable advancements in their AI models and service the demands of end users. Corvex cannot predict whether additional computing power will continue to be required to develop larger, more powerful AI models, or if the practical limits of AI technology will plateau in the future regardless of available compute capacity. Further, there have been recent advancements in AI technology, including open-source AI models, that may lead to compute and other efficiencies that may impact the demand for AI services, including Corvex’s platform, solutions, and services, which may adversely impact its revenue and profitability. In the event that existing scaling laws do not continue to apply as they have in the past, demand by Corvex’s customers for compute resources, including its solutions and services, may not continue to increase over time, or may decrease if overall demand for AI is impacted by a lack of further technological development. If Corvex is unable to keep up with the changing AI landscape or in developing services to meet its customers’ evolving AI needs, or if the AI landscape does not develop to the extent it or its customers expect, its business, operating results, financial condition, and prospects may be adversely impacted.

Additionally, Corvex may incur significant costs and experience significant delays in developing new solutions and services or enhancing its current platform to adapt to the changing AI landscape, and may not achieve a return on investment or capitalize on the opportunities presented by demand for AI solutions. Moreover, while AI adoption is likely to continue and may accelerate, the long-term trajectory of this technological trend is uncertain. Further, market acceptance, understanding, and valuation of solutions and services that incorporate AI Technologies are uncertain and the perceived value of AI Technologies used and/or provided by its customers could be inaccurate. If AI is not broadly adopted by enterprises to the extent Corvex expects, or if new use cases do not arise, then its opportunity may be smaller than it expects. Further, if the consumer perception and perceived value of AI Technologies is inaccurate this could have a material adverse effect on Corvex’s customers, which in turn could have a material adverse effect on its business, operating results, financial condition, and prospects.

Concerns relating to the responsible use by Corvex’s customers of new and evolving technologies, such as AI, which are supported by its platform, may result in collateral reputational harm to it. AI may pose emerging ethical issues and if Corvex’s platform enables customer solutions that draw controversy due to their perceived or actual impact on society, it may experience brand or reputational harm, competitive harm, or legal liability.

Furthermore, the rapid pace of innovation in the field of AI has led to developing and evolving regulatory frameworks globally, which are expected to become increasingly complex as AI continues to evolve. Regulators and lawmakers around the world have started proposing and adopting, or are currently considering, regulations and guidance specifically on the use of AI. Regulations related to AI Technologies have been introduced in the United States at the federal level and are also enacted and advancing at the state level. Additional regulations may impact Corvex’s customers’ ability to develop, use and commercialize AI Technologies, which would impact demand for its platform, solutions, and services and may affect its business, operating results, financial condition, and prospects.

AI and related industries, including cloud services, are under increasing scrutiny from regulators due to their concerns about market concentration, anti-competitive practices, and the pace of partnerships and acquisitions involving generative AI startups. As the industry continues to grow, transactions and business conduct will likely continue to draw scrutiny from regulators. Corvex’s customers may become subject to further AI regulations, including any restrictions on the total consumption of compute technology, which could cause a delay or impediment to the commercialization of AI technology and could lead to a decrease in demand for its customers’ AI infrastructure, and may adversely affect its business, operating results, financial condition, and prospects.

Corvex’s operations require substantial capital expenditures, and it will require additional capital to fund its business and support its growth, and any inability to generate or obtain such capital on acceptable terms, if at all, or to lower its total cost of capital, may adversely affect its business, operating results, financial condition, and prospects.

Corvex requires substantial capital expenditures to support its growth and respond to business challenges. Corvex has made significant financial investments in its business, and it intends to continue to make such investments in the future, including expenditures to procure components for, maintain, upgrade, and enhance its platform, including costs related to obtaining third-party chips and leasing and maintaining, enhancing, and expanding its data centers. The pricing of GPUs, servers, networking, cooling, and other critical equipment can be volatile and subject to rapid technological change; next-generation product launches, supply/demand imbalances, or shifts in customer preferences can reduce the market value of existing configurations and increase the cost of required upgrades or replacements, all of which may adversely affect expected returns on prior capital expenditures. While Corvex has historically been able to fund capital expenditures from cash generated from operations, equity and debt financings, factors outside of its control, including those described in this “Risk Factors” section, could materially reduce the cash available from operations, impede its ability to raise additional capital, or significantly increase its capital expenditure requirements, which may result in its inability to fund the necessary level of capital expenditures to maintain and expand its operations. In addition, the useful life and commercial relevance of certain assets may be shorter than the term of related indebtedness or leases, creating asset-liability duration mismatches. For example, Corvex may be party to a three-year lease on B200 GPUs with offtake commitments of less than three years, or a 10-year data center lease supported by only 3- to 5-year customer offtakes. For example, certain current facilities include data center space leased on three-year terms while a meaningful portion of corresponding customer contracts in those locations are shorter than one year, and financing leases associated with equipment may also have three-year terms; combined with input price volatility and uncertainty in depreciation and useful life, these duration mismatches could increase under-utilization risk, reduce or delay cash flows, necessitate re-marketing at lower prices, and pressure liquidity and covenant compliance. If Corvex cannot renew customer contracts on acceptable terms or replace expiring customer commitments at comparable or higher pricing, it may face excess or under-utilized capacity while continuing to service associated obligations. There can also be no assurance that depreciation of our assets will occur on the timelines originally anticipated, and asset-liability duration mismatches could be exacerbated or caused by changes to treatment of depreciation in applicable tax codes or by unexpected variance in the useful life of our assets. Changes in state and local tax regimes (including property and sales/use taxes), incentives, abatements, assessments, and valuations, which vary by jurisdiction and over time, could increase Corvex’s effective tax burden on projects, thereby materially affecting site selection and projected returns on capital. The above factors could adversely affect Corvex’s business, operating results, financial condition, and prospects.

Additional financing may not be available on terms favorable to Corvex, if at all. If adequate financing is not available on acceptable terms, Corvex may be unable to invest in future growth opportunities, which could harm its business, operating results, financial condition, and prospects. If Corvex raises additional funds through equity or convertible debt issuances, its existing stockholders may suffer significant dilution and these securities could have rights, preferences, and privileges that are superior to those of holders of its common stock. If Corvex obtains additional funds through debt financing, it may not be able to obtain such financing on terms favorable to it. In addition, any debt agreements that Corvex may enter into may impose significant operating and financial restrictions on its business, which may prevent it from taking advantage of new business opportunities and requiring it to maintain compliance with certain restrictive or financial covenants. Corvex’s weighted average cost of capital may increase due to interest rate volatility, lender or rating considerations, or adverse market conditions, which could reduce or delay capital deployment and negatively impact project economics. Refinancing risk may arise if market conditions tighten when existing indebtedness matures or requires repricing. Corvex is exposed to floating-rate obligations, including leases and other financing arrangements that reference SOFR or similar benchmarks, and may incur additional floating-rate indebtedness in the future; increases in benchmark rates, credit spreads, or its cost of debt would increase interest and lease expense, reduce project-level cash flows and returns, and could impair its ability to cost-effectively compete against providers with superior credit ratings or fixed-rate capital structures.

Further, the current global macroeconomic environment could make it more difficult to raise additional capital on favorable terms, if at all. Such terms may involve restrictive covenants making it difficult to engage in capital raising activities and pursue business opportunities, including potential acquisitions. The trading prices of recently-public companies have been highly volatile as a result of multiple factors including, the conflicts in the Middle East and Russia/Ukraine and tensions between China and Taiwan, inflation, interest rate volatility, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs, trade controls and other trade barriers, actual or perceived instability in the banking system, and market downturns, which may reduce its ability to access capital on favorable terms or at all. In addition, a recession, depression, or other sustained adverse market event could adversely affect Corvex’s business and the value of its common stock. If Corvex is unable to obtain adequate financing or financing on terms satisfactory to it when it requires, its ability to continue to support its business growth and to respond to business challenges could be significantly impaired and its business may be adversely affected, requiring it to delay, reduce, or eliminate some or all of its operations. Even if Corvex is able to raise such capital, it cannot guarantee that it will deploy it in such a fashion that allows it to achieve better operating results or grow its business.

While Corvex expects its cost of capital to continue declining as it benefits from economies of scale and access new forms of financing, its ability to lower its cost of capital depends upon a number of factors, many of which are beyond its control, including broader macroeconomic conditions. If Corvex is unable to continue lowering its cost of capital, its ability to effectively compete, especially with larger competitors that have greater financial and other resources, as well as its operating results, financial condition, and business, may be adversely impacted. Additionally, Corvex’s ability to achieve expected returns on capital expenditures depends on operating performance. Failures to achieve uptime, response or resolution times, or other SLAs may result in liquidated damages, service credits or termination rights, any of which could reduce project-level cash flows and adversely affect returns. Additionally, if we fail to meet SLAs, in addition to asserting termination rights or liquidated damages, affected customers may delay or withhold payment, which could reduce cash flows needed to fund operations. Configuration choices that do not align with evolving customer demand may negatively impact renewal pricing or require additional capital expenditures for reconfiguration.

Certain of Corvex’s lease agreements require a pledge of its property and equipment as collateral, which may result in the lessors taking possession of such collateral in the event of a payment default.

Corvex’s obligations under a lease associated with its B200 services are collateralized by its property and equipment, including several H200 servers and B200 servers that are the subject of the lease. If Corvex defaults on its lease payments and are unable to cure such default within the prescribed period or are not granted waivers in relation to such default, the lessor has the right to take possession of such assets and collaterize on such indebtedness. If Corvex is unable to pay its lease obligations as they come due, collateral enforcement could materially harm Corvex’s operations and financial condition.

Corvex’s operating results may fluctuate significantly, which could make its future results difficult to predict and could cause its operating results to fall below expectations.

Corvex has a limited operating history, and its operating results are subject to significant variations from period to period, and it expects that its operating results will continue to vary significantly in the future such that period-to-period comparisons of its operating results may not be meaningful. In addition, in future periods, Corvex may experience fluctuations in remaining performance obligations, given the nature of its committed contract business, the size of those contracts, and period-to-period variation in new business signed and revenue recognized from existing contracts. This could adversely affect Corvex’s business, operating results, financial condition, and prospects. Accordingly, Corvex’s financial results in any one quarter should not be relied upon as indicative of future performance. Fluctuations in quarterly results may negatively impact the trading price of Corvex’s common stock. Corvex’s quarterly financial results may fluctuate as a result of a number of factors, many of which are outside of its control and may be difficult to predict, including, without limitation:

•        the amount and timing of operating costs and capital expenditures related to the expansion of its business;

•        any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power;

•        general global macroeconomic and political conditions, both domestically and in its foreign markets that could impact some or all regions where it operates, including global economic slowdowns, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs, trade controls and other trade barriers, actual or perceived global banking and finance related issues, increased risk of inflation, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, interest rate volatility, supply chain disruptions, labor shortages, increases in energy costs and potential global recession;

•        the impact of natural or man-made global events on its business, including wars and other armed conflict, such as the conflicts in the Middle East and Russia/Ukraine and tensions between China and Taiwan;

•        changes in its legal or regulatory environment, including developments in regulations relating to AI and machine learning;

•        its ability to attract new and retain existing customers, increase sales of its platform, or sell additional solutions and services to existing customers;

•        the budgeting cycles, seasonal buying patterns, and purchasing practices of customers;

•        the timing and length of its sales cycles;

•        changes in customer requirements or market needs;

•        changes in the growth rate of the cloud infrastructure market generally;

•        the timing and success of new solution and service introductions by it or its competitors or any other competitive developments, including consolidation among its customers or competitors;

•        any disruption in its strategic relationships;

•        its ability to successfully expand its business domestically and internationally;

•        equity or debt financings and the capital markets environment, including interest rate changes;

•        its ability to reduce its cost of capital over time;

•        decisions by organizations to purchase specialized AI cloud infrastructure from larger, more established vendors;

•        its ability to successfully and timely deliver its solutions and services to customers under its committed contracts, including due to data center lead times;

•        its ability to successfully and timely deploy launches of additional data centers;

•        the timing and success of the integration of new infrastructure, including new GPU generations, into its platform;

•        changes in its pricing policies or those of its competitors;

•        insolvency or credit difficulties confronting its customers, including bankruptcy or liquidation, due to individual, macroeconomic, and regulatory factors, including those specifically impacting early-stage AI ventures, affecting their ability to purchase or pay for its platform;

•        significant security breaches of, technical difficulties with, or interruptions to, the use of its platform or other cybersecurity incidents;

•        extraordinary expenses such as litigation or other dispute-related settlement payments or outcomes, taxes, regulatory fines or penalties;

•        the timing of revenue recognition and revenue deferrals;

•        future accounting pronouncements or changes in its accounting policies or practices;

•        negative media coverage or publicity; and

•        increases or decreases in its expenses caused by fluctuations in foreign currency exchange rates.

Any of the above factors, individually or in the aggregate, could result in significant fluctuations in its financial condition, cash flows, and other operating results from period to period.

Corvex faces intense competition and could lose market share to its competitors, which would adversely affect its business, operating results, financial condition, and prospects.

The market for AI cloud infrastructure and software is intensely competitive and is rapidly evolving, characterized by changes in technology, customer requirements, industry standards, regulatory developments, and frequent introductions of new or improved solutions and services. Key competitors that offer general purpose cloud computing as part of a broader, diversified product portfolio include Amazon (AWS), Google (Google Cloud Platform), IBM, Microsoft (Azure), and Oracle, a number of which are also its current customers. Corvex also competes with smaller cloud service providers focused on AI. Corvex expects to continue to face intense competition from current competitors, including as its competitors complete strategic acquisitions or form cooperative relationships and/or customer requirements evolve, as well as from new entrants into the market. In addition, as Corvex transitions from shorter to longer-term contracts and manages a variety of contract durations across its portfolio, renewal pricing volatility may increase, including where competitors engage in aggressive or uneconomic pricing behavior at renewal that Corvex may be unable or unwilling to match. If Corvex is unable to anticipate or react to these challenges, its competitive position could weaken, and it would experience a decline in revenue or reduced revenue growth, and loss of market share that could adversely affect its business, operating results, financial condition, and prospects.

Corvex does not control market prices for GPU-as-a-Service or the fair market value of the server types Corvex owns or offers. GPU-as-a-Service pricing and demand can be volatile and are influenced by factors outside Corvex’s control, including competitor behavior, macroeconomic conditions, and changes in AI spending. Residual values for Corvex’s servers will likely decline over time; the timing and magnitude of such declines are uncertain and may be affected by rapid technological evolution.

Corvex’s ability to compete effectively depends upon numerous factors, many of which are beyond its control, including, but not limited to:

•        changes in customer or market needs, requirements, and preferences and its ability to fulfill those needs, requirements, and preferences;

•        its ability to expand and augment its platform, including through infrastructure and new technologies, or increase sales of its platform;

•        any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power;

•        its ability to attract, train, retain, and motivate talented employees;

•        its ability to retain existing customers and increase sales to existing customers, as well as attract and retain new customers;

•        the budgeting cycles, buying patterns, and purchasing practices of its customers, including any slowdown in technology spending due to U.S. and general global macroeconomic conditions;

•        price competition;

•        stagnation in the adoption rate or changes in the growth rate of AI and AI cloud infrastructure sectors, including due to emerging AI technologies, which may lead to further compute efficiencies;

•        the timing and success of new solution and service introductions by it or its competitors, including new competing technologies that may displace cloud infrastructure, or any other change in the competitive landscape of its industry, including consolidation among its competitors or customers and strategic partnerships entered into by and between its competitors;

•        changes in its mix of solution and services sold, including changes in the average contracted usage of its platform;

•        its ability to successfully and continuously expand its business domestically and internationally;

•        its ability to secure necessary funding;

•        deferral of orders from customers in anticipation of new or enhanced solutions and services announced by it or its competitors;

•        significant security breaches or, technical difficulties with, or interruptions to the use of its platform, including data security;

•        the timing and costs related to the development or acquisition of technologies or businesses or entry into strategic partnerships;

•        its ability to execute, complete, or efficiently integrate any acquisitions that it may undertake;

•        increased expenses, unforeseen liabilities, or write-downs and any impact on its operating results from any acquisitions it consummates;

•        its ability to increase the size and productivity of its sales teams;

•        decisions by potential customers to purchase cloud infrastructure and associated services from larger, more established technology companies; insolvency or credit difficulties confronting its customers, which could increase due to U.S. and global macroeconomic issues and which would adversely affect its customers’ ability to purchase or pay for its platform in a timely manner or at all;

•        the cost and potential outcomes of litigation, regulatory investigations or actions, or other proceedings, which could have a material adverse effect on its business;

•        future accounting pronouncements or changes in its accounting policies;

•        increases or decreases in its expenses caused by fluctuations in foreign currency exchange rates;

•        its ability to comply with applicable domestic and international regulations and laws and to obtain the necessary licenses to conduct its business;

•        general global macroeconomic and political conditions, both domestically and in its foreign markets that could impact some or all regions where it operates, including global economic slowdowns, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs. trade controls and other trade barriers, actual or perceived global banking and finance related issues, increased risk of inflation, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, interest rate volatility, supply chain disruptions, labor shortages, and potential global recession;

•        the impact of natural or man-made global events on its business, including outbreaks of contagious diseases or pandemics and wars and other armed conflicts, such as the conflicts in the Middle East and Russia/Ukraine and the tensions between China and Taiwan; and

•        its ability to attract creditworthy customers and manage counterparty credit risk, particularly in the event of a cyclical decrease in the demand for AI and compute infrastructure.

Many of its competitors have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger base of customers than Corvex does. Corvex’s competitors may be able to devote greater resources to the development, promotion, and sale of their solutions and services than it can, and they may offer lower pricing than it does or bundle certain competing solutions and services at lower prices. Corvex’s competitors may also have greater resources for research and development of new technologies, customer support, and to pursue acquisitions, and they have other financial, technical, or other resource advantages. Corvex’s larger competitors have substantially broader and more diverse solution and service offerings and more mature distribution and go-to-market strategies, which allows them to leverage their existing customer relationships and any distributor relationships to gain business in a manner that discourages potential customers from purchasing its platform. Further, Corvex’s current and future competitors may include its customers and suppliers, if any of these customers or suppliers were to cease purchasing services from it or supplying it with components as a result, its business, operating results, financial condition, and prospects could be adversely affected.

Conditions in its market could change rapidly and significantly as a result of technological advancements, including but not limited to increased advancements and proliferation in the use of AI and machine learning, partnerships between or acquisitions by its competitors, or continuing market consolidation, including consolidation of potential or existing customers with its competitors. Future technical innovations in this fast-evolving space, including advancements that reduce the compute intensity or change the optimal hardware profile for AI workloads, could reduce demand for Corvex’s services, shorten the economically useful life of its assets, and adversely affect its business. Some of Corvex’s competitors have recently made or could make acquisitions of businesses or have established cooperative relationships that may allow them to offer more directly competitive and comprehensive solutions and services than were previously offered and adapt more quickly to new technologies and customer needs. These competitive pressures in Corvex’s market or its failure to compete effectively may result in price reductions, fewer orders, reduced revenue and operating margin, increased net losses, and loss of market share.

Even if there is significant demand for specialized AI cloud infrastructure like Corvex’s, if its competitors include functionality that is, or is perceived to be, equivalent to or better than its solutions and services, it may have difficulty increasing the market penetration of its platform. Furthermore, even if the functionality offered by other cloud infrastructure providers is different and more limited than the functionality of Corvex’s platform, organizations may elect to accept such limited functionality in lieu of purchasing its solutions and services. If Corvex is unable to compete successfully, or if competing successfully requires it to take aggressive action with respect to pricing or other actions, its business, operating results, financial condition, and prospects would be adversely affected.

A network or data security incident against Corvex, or its third-party providers, whether actual, alleged, or perceived, could harm its reputation, create liability and regulatory exposure, and adversely impact its business, operating results, financial condition, and prospects.

Companies are subject to an increasing number and wide variety of attacks on their networks on an ongoing basis. Traditional computer “hackers,” malicious code (such as viruses and worms), phishing attempts, ransomware, account takeover, business email compromise, employee fraud or insider threat, theft or misuse, denial of service attacks, misconfigurations, bugs, or other vulnerabilities in commercial software that is integrated into Corvex’s (or its suppliers’ or service providers’) IT systems, and sophisticated nation-state sponsored attacks create risks for Corvex’s infrastructure and the data, including personal information, which it hosts and transmits. State-supported and geopolitical-related cyberattacks may rise in connection with regional geopolitical conflicts such as the conflicts in the Middle East and Russia/Ukraine and tensions between China and Taiwan. Moreover, ongoing geopolitical conflicts have increased the risk of cyberattacks on various types of infrastructure and operations. Additionally, bad actors are now using AI-based tools to execute attacks, increasing the volume and sophistication of security threats, thus creating unprecedented cybersecurity challenges. Corvex may be a valuable target for cyberattacks given the critical data that it hosts and transmits. Additionally, Corvex’s enhanced profile and visibility as a public company may increase the likelihood that it is targeted by malicious actors, including for extortion, disruption, theft of data or IP, or reputational harm.

Although Corvex has implemented security controls designed to prevent such cyber attacks, including a review of its third-party providers’ security measures, it cannot guarantee that such measures will operate effectively or be sufficient to protect its infrastructure, systems, networks, data and physical facilities from breach due to the actions of outside parties or human error, malfeasance, insider threats, system errors or vulnerabilities, insufficient cybersecurity controls, a combination of the foregoing, or otherwise, and as a result, an unauthorized party may obtain access to Corvex’s, its third-party providers’ or its customers’ systems, networks, or data. Operational and security risks may also arise from employee errors and omissions; for example, inadvertent deletions or misconfigurations can cause data loss, outages, or degraded performance. Because the techniques used to obtain unauthorized access to systems, sabotage systems, or disable or degrade services, change frequently, have become increasingly more complex and sophisticated, and may be difficult to detect for periods of time, Corvex and the third parties that Corvex engages may be unable to anticipate these techniques, implement adequate preventative measures, or respond adequately or in a timely manner. Corvex’s servers may be vulnerable to computer viruses or physical or electronic break-ins that its security measures may not detect. Protecting its own assets has become more expensive and these costs may increase as the threat landscape increases, including as a result of use of AI by bad actors. Corvex may face difficulties or delays in identifying or otherwise responding to any attacks or actual or potential security breaches or threats. A breach in Corvex’s or its third-party providers’ data security or an attack against its platform could impact its infrastructure and systems, creating system disruptions or slowdowns and providing access to malicious parties to information hosted and transmitted by its infrastructure, resulting in data, including the data of its customers, being publicly disclosed, misused, altered, lost, or stolen, which could subject it to liability and reputational harm and adversely affect its financial condition. Corvex relies on third-party service providers for certain services, and our service providers also may be vulnerable to these same threats. Although to date, Corvex is not aware of any security incidents that have had a material impact on Corvex’s operations or financial results, it cannot guarantee that material incidents will not occur in the future. If compromised, Corvex’s own systems could be used to facilitate or magnify an attack. Further, the increase in remote work by companies and individuals in recent years has generally increased the attack surface available to bad actors for exploitation, and as such, the risk of a cybersecurity incident potentially occurring has increased.

Any actual, alleged, or perceived security breach in Corvex’s or its third-party providers’ or partners’ data, systems or networks could result in damage to its reputation, negative publicity, loss of customers and sales, loss of competitive advantages over its competitors, increased costs to remedy any problems and otherwise respond to any incident, regulatory investigations and enforcement actions, fines and penalties, costly litigation (including class actions), and other liability. Corvex would also be exposed to a risk of loss or litigation and potential liability under laws, regulations, and contracts that protect the privacy and security of personal information. For a description of the privacy and security laws, regulations and other industry requirements to which its business is subject, see the risk factor below “— Corvex is subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where Corvex conducts its business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or its privacy policies, could harm Corvex’s business.”

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. Corvex may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the European Union, the United Kingdom, and the United States may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach can be expensive and difficult, and failure to comply with these regulations could subject Corvex to regulatory scrutiny and additional liability. In addition, certain of Corvex’s customer or partner agreements, as well as privacy laws, may require it to promptly report security incidents involving its systems or those of its third-party partners that compromise the security, confidentiality, or integrity of certain processed customer data. Regardless of Corvex’s contractual protections, these mandatory disclosures could be costly, result in litigation, harm its reputation, erode customer trust, and require significant resources to mitigate issues stemming from actual or perceived security breaches.

Although Corvex maintains cybersecurity insurance, there can be no guarantee that any or all costs or losses incurred will be partially or fully recouped from such insurance or that applicable insurance in the future will be available on economically reasonable terms or at all.

Corvex may also incur significant financial and operational costs to investigate, remediate, eliminate, and put in place additional tools and devices designed to prevent actual or perceived security breaches and other security incidents, as well as costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely affect the market perception of its infrastructure and customer and investor confidence in Corvex, and would adversely affect its business, operating results, financial condition, and prospects.

Further, from time to time, government entities (including law enforcement bodies) may in the future seek Corvex’s assistance with obtaining access to its customers’ data. Although Corvex strives to protect the privacy of its customers, it may be required from time to time to provide access to customer data to government entities. In light of Corvex’s privacy commitments, although it may legally challenge law enforcement requests to provide access to its systems or other customer content, it may nevertheless face complaints that it has provided information improperly to law enforcement or in response to non-meritorious third-party complaints. Corvex may experience adverse political, business, and reputational consequences, to the extent that it do not provide assistance to or comply with requests from government entities in the manner requested or challenge those requests publicly or in court or provide, or are perceived as providing, assistance to government entities that exceeds its legal obligations. Any such disclosure could significantly and adversely impact Corvex’s business and reputation.

Corvex has a history of generating net losses as a result of the substantial investments it has made to grow its business and develop its platform, anticipate increases in its operating expenses in the future, and may not achieve or, if achieved, sustain profitability. If Corvex cannot achieve and, if achieved, sustain profitability, its business, operating results, financial condition, and prospects will be adversely affected.

Corvex incurred unaudited net losses of $3.8 million for the first nine months ended September 30, 2025, and it may not achieve or, if achieved, sustain profitability in the future. Corvex cannot predict whether it will maintain its current level of growth or when it will achieve profitability. Corvex also expects its operating expenses to increase in the future, including its general and administrative expenses as a result of increased costs associated with operating as a public company and as it continues to invest for its future growth, including expanding its research and development function to drive further development of its platform, continuing to invest in the technology infrastructure underlying its platform and data center expansion, expanding its sales and marketing activities, developing the functionality to expand into adjacent markets, and reaching customers in new geographic locations and new verticals, which will negatively affect its operating results if its total revenue does not increase.

Corvex’s operating efficiencies may decrease as it scales, and its revenue growth may slow as it grows. Corvex’s revenue could also decline for a number of other reasons, including reduced demand for its offerings, increased competition, a decrease in the growth or reduction in size of its overall market, or if it cannot capitalize on growth opportunities, including acquisitions and through new and enhanced solutions and services. Furthermore, to the extent Corvex’s anticipated cash payback period is longer than it expects, or if it fails to maintain or increase its revenue to offset increases in its operating expenses or manage its costs as it invests in its business, including if it does not maintain or improve its operating efficiencies, it may not achieve or sustain profitability, and if it cannot achieve and sustain profitability, its business, operating results, financial condition, and prospects will be adversely affected.

Corvex makes substantial investments in its technology and infrastructure, and unsuccessful investments could materially adversely affect its business, operating results, financial condition, and prospects.

The industry in which Corvex competes is characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements, short product cycles, and evolving industry standards. In order to remain competitive, Corvex has made, and expects to continue to make, significant investments in its technology and infrastructure. If Corvex fails to further develop its platform or develop new and enhanced solutions, services, and technologies, if it focuses on technologies that do not become widely adopted, or if new competitive technologies or industry standards that it does not support become widely accepted, demand for its solutions and services may be reduced. Increased investments in technology and infrastructure or unsuccessful improvement efforts could cause Corvex’s cost structure to fall out of alignment with demand for its solutions and services, which would have a negative impact on its business, operating results, financial condition, and prospects.

Corvex’s platform is complex and performance problems, defects or vulnerabilities associated with its platform may adversely affect its business, operating results, financial condition, and prospects.

It may become increasingly difficult to maintain and improve Corvex’s platform performance, especially during peak demand spikes and as its customer base grows and its platform becomes more complex. If Corvex’s platform is unavailable or if its customers are unable to access its platform within a reasonable amount of time or at all, it could experience a loss of customers, lost or delayed market acceptance of its platform, delays in payment to it by customers or issuance of credits to impacted customers, injury to its reputation and brand, warranty and legal claims against it, significant cost of remedying these problems, and the diversion of its resources. In addition, to the extent that it does not effectively address capacity constraints, upgrade its systems as needed, and continually develop its technology and network architecture to accommodate actual and anticipated changes in technology, its business, operating results, financial condition, and prospects, as well as its reputation, may be adversely affected.

Further, the hardware and software technology underlying Corvex’s platform is inherently complex and may contain material defects or errors, particularly when new solutions and services are first introduced or when new features or capabilities are released. Corvex has from time to time found defects or errors in its platform, and new defects or errors may be detected in the future by it or its customers. Corvex cannot ensure that its platform, including any new solutions and services that it releases, will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in Corvex’s platform could result in negative publicity or lead to data security, access, retention, or other performance issues, all of which could harm its business. Corvex also relies on third-party suppliers for the most significant components of the equipment it uses to operate its infrastructure. These third-party suppliers may also experience defects or errors in the products that Corvex utilizes in its platform, which would impact its platform and may result in performance problems or service interruptions. The costs incurred in correcting any such defects or errors, including those in third-party components, may be substantial and could harm Corvex’s business. Moreover, the harm to Corvex’s reputation and legal liability related to such defects or errors may be substantial and could similarly harm its business.

Corvex’s personnel may make errors in the configuration, operation, or maintenance of Corvex’s infrastructure. Such errors and omissions can affect customer uptime, degrade service performance, result in credits, and contribute to lost revenue or customer churn, notwithstanding Corvex’s efforts to prevent them.

Any failure of Corvex’s IT systems or those of one or more of its IT service providers, business partners, vendors, suppliers, or other third-party service providers, or any other failure by such third parties to provide services to it may negatively impact its relationships with customers and harm its business.

Corvex’s business depends on various IT systems and outsourced IT services. Corvex relies on third-party IT service providers, business partners, vendors, and suppliers to provide critical IT systems, corporate infrastructure, and other services, including open-source and commercially licensed software, hardware, and telecommunications connectivity. Corvex is, by necessity, dependent on these third parties to address cybersecurity threats and other vulnerabilities, defects, deficiencies, interoperability issues, and performance limitations in their systems and products. This includes infrastructure such as electronic communications, finance, marketing, and recruiting platforms and services such as IT network development and network monitoring, and third-party data center hosting of its systems for Corvex’s internal and customer use, as well as reliance on carriers and other telecommunications providers for network availability, capacity, and performance. Corvex does not own or control the operation of the third-party facilities or equipment used to provide such services. Corvex’s third-party vendors and service providers have no obligation to renew their agreements with it on commercially reasonable terms or at all. If Corvex is unable to renew these agreements on commercially reasonable terms, including with respect to service levels and cost, or at all, it may be required to transition to a new provider, and it may incur significant costs and possible service interruption in connection with doing so. In addition, such service providers could decide to close their facilities or change or suspend their service offerings without adequate notice to it. Moreover, any financial difficulties, such as bankruptcy, faced by such vendors, the nature and extent of which are difficult to predict, may harm Corvex’s business. Since Corvex cannot easily switch vendors without making other business trade-offs, any disruption with respect to its current providers would impact its operations and its business may be harmed. Furthermore, Corvex’s disaster recovery systems and those of such third parties may not function as intended or may fail to adequately protect its business information in the event of a significant business interruption In addition, Corvex relies on manufacturer warranties, maintenance and support, firmware and driver updates, bug fixes, and vendor and data center SLAs for hardware, software, and connectivity services. However, these assurances may not always function as intended or align with the timelines required by Corvex or its customers. Failures by data center providers to meet ticket response times or uptime targets, or by carriers to maintain network availability and capacity, could result in outages, degraded performance, or missed customer service commitments. Any termination, failure, or other disruption of any of such systems or services of Corvex’s third-party IT providers, business partners, vendors, and suppliers could lead to operating inefficiencies or disruptions, which could harm its business, operating results, financial condition, and prospects. If an upstream vendor has a deficiency, delay, or limitation in features, updates, or support that Corvex depends on, Corvex may be unable to sign or onboard a customer, meet contracted service levels, or deliver capacity when expected, which could result in service credits, penalties, refunds, or termination rights and could negatively impact its reputation and growth.

Corvex has a limited operating history, which makes it difficult to evaluate its current business and prospects and increases the risks associated with investment in its common stock.

Corvex has a short operating history. Corvex was founded in October 2024 and launched its platform in the first quarter of 2025. Corvex’s limited operating history, including its limited history of selling its cloud infrastructure offering, the dynamic and rapidly evolving market in which it sells its platform, and the concentration of its revenue from a limited number of customers, as well as numerous other factors beyond its control, may make it difficult to evaluate its current business, prospects and other trends. Corvex has encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries and sectors, such as the risks and uncertainties described herein. Any predictions about Corvex’s future revenue and expenses may not be as accurate as they would be if it had a longer operating history or operated in a more predictable or established market. If Corvex’s assumptions regarding these risks and uncertainties are incorrect or change due to fluctuations in its markets, any material reduction in AI or machine learning spending, changes in demand for specialized AI cloud infrastructure, or otherwise, or if it does not address these risks successfully, its operating and financial results could differ materially from its expectations and its business, operating results, financial condition, and prospects would be adversely affected. Corvex cannot ensure that it will be successful in addressing these and other challenges it may face in the future. The risks associated with having a limited operating history may be exacerbated by current macroeconomic and geopolitical conditions discussed herein. Moreover, any changes in the timing or level of customer payments, including prepayments, would impact its cash flows. Furthermore, scaling Corvex’s operations and evolving its go-to-market strategy may take more time and require more effort to implement than anticipated and may have results that are difficult to predict which could result in decreased revenue from its customers. Corvex’s business and pricing models have not been fully proven, and it has only a limited operating history with its current business and pricing models to evaluate its business and prospects, which subjects it to a number of uncertainties, including its ability to plan for and model future growth. Moreover, its historical revenue growth should not be considered indicative of its future performance.

If Corvex is unable to attract new customers, retain existing customers, and/or expand sales of its platform, solutions, and services to such customers, it may not achieve the growth it expects, which would adversely affect its business, operating results, financial condition, and prospects.

In order to grow Corvex’s business, it must continue to attract new customers in a cost-effective manner and enable these customers to realize the benefits associated with its platform. Corvex may experience difficulties demonstrating to customers the value of its platform and any new solutions and services that it offers. As Corvex develops and introduces new solutions and services and add new and upgraded components of its platform, it faces the risk that customers may not value or be willing to adopt these newer offerings, and may forgo adopting one or more newer generations of its existing offerings. Regardless of the improved features or superior performance of the newer offerings, customers may be unwilling to adopt Corvex’s platform due to design or pricing constraints, among other reasons. Even if customers choose to adopt its platform or new solutions and services that Corvex develops, they may be slow to do so. Certain prospective customers may also be unwilling or reluctant to transact with a public company because of the greater transparency and public scrutiny associated with public company reporting, including potential disclosure of material contracts and customers, which could lengthen sales cycles or reduce pipeline conversion rates. If Corvex is unable to sell new solutions and services, its revenue may decline and its business, operating results, financial condition, and prospects could be negatively affected.

In addition, Corvex must persuade potential customers that its platform offers significant advantages over those of its competitors. As Corvex’s market matures, its solutions and services evolve, and competitors introduce lower cost and/or differentiated solutions or services that are perceived to compete with its platform, its ability to maintain or expand sales of its platform, solutions, and services could be impaired. Even if Corvex does attract new customers, the cost of new customer acquisition, implementation of its platform, and ongoing customer support may prove higher than anticipated, thereby adversely impacting its profitability.

Other factors, many of which are out of Corvex’s control, may now or in the future impact its ability to retain existing customers, attract new customers, and expand sales of its platform, solutions, and services to such customers in a cost-effective manner, including:

•        potential customers’ commitments to existing solutions or services or greater familiarity or comfort with other solutions or services;

•        its ability to secure sufficient power for its platform and solutions;

•        decreased spending on specialized AI cloud infrastructure or AI or machine learning development generally;

•        deteriorating general economic and geopolitical conditions;

•        future governmental regulation, which could adversely impact growth of the AI sector;

•        negative media, industry, or financial analyst commentary regarding its platform, AI, and the identities and activities of some of its customers;

•        its ability to expand, retain, and motivate its sales, customer success, cloud operations, and marketing personnel;

•        its ability to obtain or maintain industry security certifications for its platform;

•        the perceived risk, commencement, or outcome of litigation; and

•        increased expenses associated with being a public company.

Any customer contract terminations could cause its operating results to fluctuate from quarter to quarter. Corvex’s customer retention may decline or fluctuate as a result of a number of factors, including its customers’ satisfaction with the security, performance, and reliability of its platform, its prices and usage plans, its customers’ AI development and use and related budgetary restrictions, the perception that competitive solutions and services provide better or less expensive options, negative public perception of it or its customers, and deteriorating general economic conditions.

Corvex’s future financial performance also depends in part on its ability to expand sales of its platform, solutions, and services to its existing customers. In order to expand Corvex’s commercial relationship with its customers, existing customers must decide that the increased cost associated with additional purchases of its platform, solutions, and services is justified by the additional functionality. Corvex’s customers’ decision whether to increase their purchase is driven by a number of factors, including customer satisfaction with the security, performance, and reliability of its platform, the functionality of any new solutions and services Corvex may offer, general economic conditions, and customer reaction to its pricing model. In addition, certain prospective or existing customers may be unwilling or reluctant to transact with a public company due to perceived risks associated with enhanced public reporting and disclosure obligations (including potential disclosure of material contracts, counterparties, and concentration) and broader public scrutiny, which could lengthen sales cycles, constrain deal terms, or result in lost opportunities. If its efforts to expand its relationship with its existing customers are not successful, its business, operating results, financial condition, and prospects may materially suffer.

If Corvex is unable to successfully build, expand, and deploy its sales organization in a timely manner, or at all, or to successfully hire, retain, train, and motivate its sales personnel, its growth and long-term success could be adversely impacted.

Corvex’s sales efforts have historically depended on the significant direct involvement of its senior management team. The successful execution of Corvex’s strategy to increase its sales to existing customers, identify new potential customers, expand its customer base, and enter new markets will depend, among other things, on its ability to successfully build and expand its sales organization and operations. Corvex intends to dedicate significant resources to sales and marketing programs and to expand its sales and marketing capabilities to target additional potential customers and achieve broader market adoption of its platform, but there is no guarantee that it will be successful in attracting and maintaining additional customers. Moreover, identifying, recruiting, training, and managing sales personnel requires significant time, expense, and attention, including from Corvex’s senior management and other key personnel, which could adversely impact its business, operating results, financial condition, and prospects in the short and long term.

In order to successfully scale its current top-down sales model and as AI use cases expand, Corvex may need to increase the size of its direct sales force. If Corvex does not hire a sufficient number of qualified sales personnel, its future revenue growth and business could be adversely impacted. It may take a significant period of time before Corvex’s sales personnel are fully trained and productive, particularly in light of its current sales model, and there is no guarantee it will be successful in adequately training and effectively deploying its sales personnel. In addition, Corvex has invested, and may need to continue investing, significant revenues in its sales operations to enable its sales organization to run effectively and efficiently, including supporting sales strategy planning, sales process optimization, data analytics and reporting, and administering incentive compensation arrangements. Corvex’s business would be adversely affected if its efforts to build, expand, train, and manage its sales organization are not successful. Corvex periodically makes adjustments to its sales organization in response to market opportunities, competitive threats, management changes, product introductions or enhancements, acquisitions, sales performance, increases in sales headcount, cost levels, and other internal and external considerations. Any future sales organization changes may result in a temporary reduction of productivity, which could negatively affect its rate of growth. In addition, any significant change to the way Corvex structures and implement the compensation of its sales organization may be disruptive or may not be effective and may affect its revenue growth. If Corvex is unable to attract, hire, develop, retain, and motivate qualified sales personnel, if its new sales personnel are unable to achieve sufficient sales productivity levels in a reasonable period of time or at all, if its marketing programs are not effective or if it is unable to effectively build, expand, and manage its sales organization and operations, its sales and revenue may grow more slowly than expected or materially decline, and its business, operating results and prospects may be significantly harmed.

If Corvex does not or cannot maintain the compatibility of its platform with its customers’ existing technology, including third-party technologies that its customers use in their businesses, its business may be adversely affected.

The functionality and popularity of Corvex’s platform depend, in part, on its ability to integrate its platform with its customers’ existing technology, including other third-party technologies that its customers use in their businesses. Corvex’s customers, or the third parties whose solutions and services its customers utilize, may change the features of their technologies, restrict its access to their technologies, or alter the terms governing use of their technologies in a manner that makes its platform incompatible with their technologies, and which would adversely impact its ability to service its customers. Such changes could functionally limit or prevent Corvex’s ability to use these third-party technologies in conjunction with its platform, which would negatively affect the adoption of its platform and harm its business. If Corvex fails to integrate its platform with its customers’ technologies and with third-party technologies that its customers use, Corvex may be unable to offer the functionality that its customers want or need, which could adversely impact its business.

If Corvex is not able to maintain and enhance its brand, its business, operating results, financial condition, and prospects may be adversely affected.

Corvex believes that maintaining and enhancing its brand and its reputation is critical to continued market acceptance of its platform, its relationship with its existing customers and its ability to attract new customers. The successful promotion of Corvex’s brand will depend on a number of factors, including its ability to continue to provide reliable solutions and services that continue to meet the needs of its customers at competitive prices, its ability to successfully differentiate its platform from those of competitors, and the effectiveness of its marketing efforts. Further, industry standards continue to evolve and there is no consensus around performance benchmarks applied to Corvex and its competitors, which may impact its ability to promote its platform and its brand. Although Corvex believes it is important for its growth, its brand promotion activities may not be successful or yield increased revenue, and even if they do, any increased revenue may not offset the expenses it incurs in building its brand. If Corvex fails to successfully promote and maintain its brand, its business, operating results, financial condition, and prospects may be harmed.

In addition, independent industry and research firms often evaluate its offerings and provide reviews of its platform, as well as the solutions and services of its competitors, and perception of its platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of its competitors’ solutions and services, its brand may be adversely affected. Corvex’s offerings may experience capacity and operational issues for a number of reasons that may or may not be related to the efficacy of its offerings in real world environments. To the extent potential customers, industry analysts, or research firms believe that the occurrence of capacity or computing issues is a flaw or indicates that Corvex’s platform does not provide significant value, it may lose such potential customer opportunities, and its reputation, business, operating results, financial condition, and prospects may be harmed.

As Corvex expands its customer base, it may become further subject to counterparty credit risk, which would adversely impact its business, operating results, financial condition, and prospects.

Corvex intends to increase the number of its enterprise customers over time, including customers in their early stages and/or private companies that may have increased risk of insolvency, bankruptcy, or other issues impacting their creditworthiness. Corvex’s business is, and may in the future be, subject to the risks of non-payment and non-performance by these customers, which risk is heightened given that a substantial portion of its revenue is currently, and is expected for the foreseeable future to be, driven by a limited number of customers. Corvex manages its exposure to credit risk through receipt of prepayments under its committed contracts, credit analysis and monitoring procedures, and may use letters of credit, prepayments, and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent Corvex’s policies and procedures prove to be inadequate, it could negatively affect its business, operating results, financial condition, and prospects. In addition, some of Corvex’s customers may be highly leveraged and subject to their own operating and regulatory risks and, even if its credit review and analysis mechanisms work properly, Corvex may experience risks of non-payment and non-performance in its dealings with such parties. In such event, Corvex may remain responsible for expenditures for components, infrastructure, and data center leases and build-outs, as well as related financing that it has undertaken for which it may not receive corresponding revenue. If Corvex’s customers fail to fulfill their contractual obligations, it may have an adverse effect on its business, operating results, financial condition, and prospects.

Corvex’s long-term success may in part depend on its ability to expand the sale of its platform to customers located outside of the United States, and such international operations would expose it to risks that could have a material adverse effect on its business, operating results, financial condition, and prospects.

Corvex generates a small portion of its revenue outside of the United States, and conducts its business activities in various foreign countries, where it has limited experience, where the challenges of conducting its business can be significantly different from those it has faced in more developed markets and where business practices may create internal control risks including:

•        slower than anticipated demand for AI and machine learning solutions offered by existing and potential customers outside the United States and slower than anticipated adoption of specialized AI cloud-based infrastructures by international businesses;

•        fluctuations in foreign currency exchange rates, which could add volatility to its operating results;

•        limitations within its debt agreements that may restrict its ability to make investments in its foreign subsidiaries;

•        new, or changes in, regulatory requirements, including with respect to AI;

•        tariffs, export and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;

•        exposure to numerous, increasing, stringent (particularly in the European Union), and potentially inconsistent laws and regulations relating to privacy, data protection, and information security;

•        costs of localizing its platform;

•        lack of acceptance of localized solutions and services;

•        the need to make significant investments in people, solutions, and infrastructure, typically well in advance of revenue generation;

•        challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs;

•        difficulties in maintaining its corporate culture with a dispersed and distant workforce;

•        treatment of revenue from international sources, evolving domestic and international tax environments, and other potential tax issues, including with respect to its corporate operating structure and intercompany arrangements;

•        different or weaker protection of its intellectual property, including increased risk of theft of its proprietary technology and other intellectual property;

•        economic weakness or currency-related disparities or crises;

•        compliance with multiple, conflicting, ambiguous or evolving governmental laws and regulations, including employment, tax, data privacy, anti-corruption, import/export, antitrust, data transfer, storage and protection, and industry-specific laws and regulations, including regulations related to AI;

•        generally longer payment cycles and greater difficulty in collecting accounts receivable;

•        its ability to adapt to sales practices and customer requirements in different cultures;

•        the lack of reference customers and other marketing assets in regional markets that are new or developing for it, as well as other adaptations in its market generation efforts that it may be slow to identify and implement;

•        dependence on certain third parties, including third-party data center facility providers;

•        natural disasters, acts of war, terrorism, or pandemics, including the armed conflicts in the Middle East and Russia/Ukraine and tensions between China and Taiwan;

•        actual or perceived instability in the global banking system;

•        cybersecurity incidents;

•        corporate espionage; and

•        political instability and security risks in the countries where it is doing business and changes in the public perception of governments in the countries where it operates or plans to operate.

Corvex’s sales cycles can be long and unpredictable, and its sales efforts require considerable time and expense.

Corvex’s go-to-market approach currently focuses on sales to enterprises using AI. Sales to such customers involve longer and more unpredictable sales cycles. Customers often view the purchase of Corvex’s platform as a significant strategic decision and, as a result, frequently require considerable time to evaluate, test, and qualify its platform prior to entering into or expanding a relationship with it. Large enterprises in particular, often undertake a significant evaluation process that further lengthens Corvex’s sales cycle.

Corvex spends substantial time and resources on its sales efforts without any assurance that its efforts will produce generate sales. Cloud infrastructure capacity purchases are frequently subject to budget constraints, multiple approvals, and unanticipated administrative, processing, and other delays. As a result, it is difficult to predict whether and when a sale will be completed. The failure of Corvex’s efforts to secure sales after investing resources in a lengthy sales process would adversely affect its business, operating results, financial condition, and prospects.

The sales prices of Corvex’s offerings may decrease, which may reduce its margins and adversely affect its business, operating results, financial condition, and prospects.

Corvex has limited experience with respect to determining the optimal prices for its platform. As the markets for cloud infrastructure and AI and machine learning solutions mature, or as new competitors introduce new infrastructure solutions or services that are similar to or compete with Corvex’s, it may be unable to effectively optimize its prices through increases or decreases or attract new customers at its offered prices or based on the same pricing model as it has used historically. Corvex faces renewal risk for expiring contracts; at renewal, customers may seek lower pricing, additional credits or shorter terms. Corvex may also be unable to maintain existing prices, resulting in price reductions or unfavorable commercial concessions. Further, competition continues to increase in the market segments in which Corvex participates, and it expects competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of any offerings that compete with Corvex’s or may bundle them with other solutions and services. This could lead customers to demand greater price concessions or additional functionality at the same price levels. Corvex may also be locked into less favorable pricing during the initial term of contract in certain cases, such as where pricing occurs late in a hardware lifecycle, during a period adverse competitive dynamics, or based on hardware specifications, and such unfavorable pricing terms may compress margins or constrain pricing flexibility at renewal. As a result, in the future Corvex may be required to reduce its prices or provide more features and services without corresponding increases in price, which would adversely affect its business, operating results, financial condition, and prospects. In addition, if Corvex’s installed configurations do not align with evolving customer demand (for example, for greater system RAM or liquid cooling), demand for those configurations may decline or customers may only be willing to pay reduced prices.

Corvex’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which it competes achieve the forecasted growth, its business could fail to grow at similar rates, if at all.

The estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Market opportunity estimates and growth forecasts, including those Corvex has generated itself, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the markets in which Corvex competes achieve the forecasted growth, its business could fail to grow at similar rates, if at all.

Further, if AI is not broadly adopted by enterprises to the extent Corvex expects, or if new use cases do not arise, then its opportunity may be smaller than it expects.

The variables that go into the calculation of Corvex’s market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers covered by its market opportunity estimates will purchase its platform at all or generate any particular level of revenue for it. Any expansion in the markets in which Corvex operates depends on a number of factors, including the cost, performance, and perceived value associated with its platform and those of its competitors. Even if the markets in which Corvex competes meet the size estimates and growth forecast, its business could fail to grow at similar rates, if at all. Corvex’s growth is subject to many factors, including its success in implementing its business strategy, which is subject to many risks and uncertainties. Accordingly, Corvex’s forecasts for market growth should not be taken as indicative of its future growth.

Corvex may in the future enter into collaborations or strategic alliances with third parties. If Corvex is unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, its business, operating results, financial condition, and prospects could be adversely affected.

Corvex may in the future enter into collaborations or strategic alliances with third parties in connection with the development, operation, and enhancements to its platform and the provision of its solutions and services. Identifying strategic relationships with third parties, and negotiating and documenting relationships with them, may be time-consuming and complex and may distract management. Moreover, Corvex may be delayed, or may not be successful, in achieving the objectives that it anticipates as a result of such strategic relationships. In evaluating counterparties in connection with collaborations or strategic alliances, Corvex considers a wide range of economic, legal, and regulatory criteria depending on the nature of such relationship, including the counterparties’ reputation, operating results, and financial condition, operational ability to satisfy its and its customers’ needs in a timely manner, efficiency and reliability of systems, certifications costs to it or to its customers, and licensure and compliance status. Despite this evaluation, third parties may still not meet Corvex’s or its customers’ needs which may adversely affect its ability to deliver solutions and services to customers and may adversely impact its business, operating results, financial condition, and prospects. Counterparties to any strategic relationship may have economic or business interests or goals that are, or that may become, inconsistent with Corvex’s business interests or goals, and may subject it to additional risks to the extent such third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or faces other adverse circumstances. Conflicts may arise with Corvex’s strategic partners, such as the interpretation of significant terms under any agreement, which may result in litigation or arbitration which would increase its expenses and divert the attention of its management. If Corvex is unsuccessful in establishing or maintaining strategic relationships with third parties, its ability to compete or to grow its revenue could be impaired and its business, operating results, financial condition, and prospects could be adversely affected.

Potential future joint ventures, acquisitions, strategic investments, partnerships, or alliances may not achieve their intended benefits, may be difficult and costly to execute or integrate, may expose Corvex to additional risks and liabilities (including non-controlling interests and shared decision-making), and could adversely affect its business, operating results, financial condition, and prospects.

Corvex may in the future pursue joint ventures and other co-investment structures (including to develop and operate data centers), as well as acquisitions, strategic investments, partnerships, or alliances. Any such transactions are inherently risky and uncertain, and Corvex may be unable to identify suitable opportunities or complete them on acceptable terms or timing, obtain required financing or regulatory approvals, realize anticipated benefits on the expected schedule, or at all, or avoid unexpected costs and liabilities. Joint ventures and co-investments may involve non-controlling interests, shared governance, and reliance on partners who may have economic, tax, regulatory, or strategic objectives that differ from or conflict with Corvex’s, may fail to fund required capital, may become bankrupt or insolvent, may take actions outside Corvex’s control (including exits at inopportune times), or may take actions that require the joint venture to dispose of assets or require Corvex to purchase a partner’s interests at above-market prices, or take actions unrelated to the joint venture agreement that nevertheless reflect poorly on Corvex. These arrangements can lead to disputes, litigation or arbitration, require Corvex to contribute additional capital (including beyond its pro rata share), or result in liability for partner actions or joint venture obligations in excess of Corvex’s investment, may limit Corvex’s ability to exercise sole decision-making authority, may necessitate changing the structure of an established joint venture or creating new complex structures to meet Corvex’s or its partners’ needs, and a partner’s decision to exit a joint venture may occur at a time or on terms that are not opportune for Corvex or aligned with its business interests.

Acquisitions and strategic investments also present significant risks, including difficulties in diligence, valuation, structuring, accounting (including potential write-downs or impairment charges), and integration of technologies, products, services, real property (including data centers), systems, processes, contracts, internal controls, and personnel. Corvex may face challenges retaining key employees, coordinating research and development and go-to-market activities, aligning product roadmaps, meeting customer commitments, remediating security or compliance deficiencies, and maintaining the performance, reliability, and efficiency of its platform. Additional risks include diversion of management’s time and focus from operating the business to addressing acquisition integration challenges; the inability to coordinate research and development and sales and marketing functions; the inability to integrate solution and service offerings; retention of key employees from the acquired company; changes in relationships with strategic partners or the loss of key customers or partners as a result of acquisitions or strategic positioning; cultural challenges associated with integrating employees from the acquired company; integration of the acquired company’s accounting, customer relationship management, management information, human resources, and other administrative systems; the need to implement or improve controls, procedures, and policies at a business that may have lacked sufficiently effective controls, procedures, and policies; unexpected security risks or higher-than-expected costs to improve the acquired company’s security posture; higher-than-expected costs to bring the acquired company’s IT infrastructure up to Corvex’s standards; additional legal, regulatory, or compliance requirements; financial reporting, revenue recognition, or other financial or control deficiencies of the acquired company that are not adequately addressed and that cause Corvex’s reported results to be incorrect; liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities. Transactions may divert management attention, disrupt ongoing operations, increase operating costs, and be viewed negatively by customers, suppliers, employees, or investors. Corvex may also face litigation or other claims in connection with acquired companies, including claims from or against terminated employees, customers, current and former stockholders, or other third parties. If Corvex finances transactions with cash, debt, or equity, it could experience reduced liquidity, increased leverage and restrictive covenants, interest expense, or dilution (which could be significant), and may be limited by restrictions in its debt agreements.

Projects pursued through joint ventures or acquisitions, particularly data center development, may be more difficult, time-consuming, or costly than expected, and subject to risks such as inflation, supply chain constraints, permitting and construction delays, power pricing and availability, inability to secure anticipated tax incentives or abatements, and challenges in attracting or retaining customers on expected terms, any of which could reduce returns or result in losses. Corvex’s due diligence may fail to identify all material issues, liabilities, cybersecurity vulnerabilities, control gaps, or regulatory exposures; domestic or international regulatory review processes may delay, condition, or prevent transactions or reduce anticipated benefits, and remedies available to Corvex under transaction agreements may be limited. If Corvex does not successfully execute, integrate, or manage such transactions, or if anticipated synergies, efficiencies, or strategic benefits are not realized when expected, or at all, its business, operating results, financial condition, and prospects could be adversely affected.

Future acquisitions could include real property and subject Corvex to the general risks associated with the ownership of real property.

Corvex currently leases all of its data centers and office locations. However, Corvex could in the future make acquisitions that include real property, which would most likely be one or more data centers. As a result of any such acquisition, Corvex would directly own real property and become subject to the general risks associated with the ownership of real property, including:

•        changes in governmental laws and regulations, including the Americans with Disabilities Act and zoning ordinances, and the related costs of compliance;

•        increased upfront costs of purchasing real property;

•        the ongoing need for repair, maintenance and capital improvements;

•        natural disasters, including earthquakes and floods, and acts of war or terrorism;

•        general liability, property and casualty losses, some of which may be uninsured;

•        liabilities for clean-up of undisclosed environmental contamination; and

•        liabilities incurred in the ordinary course of business.

If negative publicity arises with respect to Corvex, its employees, its third-party suppliers, service providers, or its partners, its business, operating results, financial condition, and prospects could be adversely affected, regardless of whether the negative publicity is true.

Negative publicity about Corvex or its platform, solutions, or services, even if inaccurate or untrue, could adversely affect its reputation and the confidence in its platform, solutions, or services, which could harm its business, operating results, financial condition, and prospects. Harm to Corvex’s reputation can also arise from many other sources, including employee misconduct, which it has experienced in the past, and misconduct by its partners, consultants, suppliers, and outsourced service providers. Additionally, negative publicity with respect to Corvex’s partners or service providers could also affect its business, operating results, financial condition, and prospects to the extent that it relies on these partners or if its customers or prospective customers associate its company with these partners.

Corvex’s ability to maintain customer satisfaction depends in part on the quality of its customer support and cloud operations services. Corvex’s failure to maintain high-quality customer support and cloud operations services could have an adverse effect on its business, operating results, financial condition, and prospects.

Corvex believes that the successful use of its platform requires a high level of support and engagement for many of its customers. In order to deliver appropriate customer support and engagement, Corvex must successfully assist its customers in deploying and continuing to use its platform, resolve performance issues, address interoperability challenges with the customers’ existing IT infrastructure, and respond to security threats and cyber-attacks and performance and reliability problems that may arise from time to time. Increased demand for customer support and cloud operations services, without corresponding increases in revenue, could increase Corvex’s costs and adversely affect its business, operating results, financial condition, and prospects.

Furthermore, there can be no assurance that Corvex will be able to hire sufficient support personnel as and when needed, particularly if its sales exceed its internal forecasts. Corvex expects to increase the number of its customers, and that growth may put additional pressure on its customer support and cloud operations services teams. Corvex’s customer support and cloud operations services teams may need additional personnel to respond to customer demand. Corvex may be unable to respond quickly enough to accommodate short-term increases in customer demand for services. To the extent that Corvex is unsuccessful in hiring, training, and retaining adequate support resources, its ability to provide high-quality and timely support to its customers will be negatively impacted, and its customers’ satisfaction and their purchase of its infrastructure could be adversely affected.

In addition, as Corvex continues to grow its operations and expand outside of the United States, it needs to be able to provide efficient services that meet its customers’ needs globally at scale, and its customer support and cloud operations services teams may face additional challenges, including those associated with operating the platforms and delivering support, training, and documentation in languages other than English and providing services across expanded time-zones, as well as coordinating with third-party vendors and service providers that support its services. If Corvex is unable to provide efficient customer support services globally at scale, effectively manage vendor performance, and meet contractual service level obligations (including uptime and customer service response times), its ability to grow its operations may be harmed, and it may need to hire additional services personnel which could increase its expenses. In addition, failures by Corvex or its vendors to meet applicable service level obligations may trigger service credits, penalties, or liquidated damages, and negatively impact its business, financial condition, operating results, and prospects and give rise to customer terminations or non-renewals. Under certain contracts, the amounts of such liquidated damages or service credits may be significant relative to project-level cash flows and, in the aggregate or with respect to a single large customer, could be material to Corvex’s results for one or more reporting periods.

Corvex relies on its management team and other key employees and will need additional personnel to grow its business, and the loss of one or more key employees or its inability to attract and retain qualified personnel, including members of its board of directors, could harm its business.

Corvex’s future success is dependent, in part, on its ability to hire, integrate, train, manage, retain, and motivate the members of its management team and other key employees throughout its organization as well as members of its board of directors. The loss of key personnel, particularly Seth Demsey and Jay Crystal, its co-founders and co-Chief Executive Officers (together, its “Co-Founders”), as well as certain of its key personnel, could disrupt its operations and have an adverse effect on its ability to grow its business.

Competition for highly skilled personnel is intense, and Corvex may not be successful in hiring or retaining qualified personnel to fulfill its current or future needs. Corvex is in the process of building out its senior management team, and certain leadership roles are currently interim or unfilled (for example, an interim chief financial officer), which may persist for some period of time. There is a risk that Corvex will be unable to recruit permanent executives for key positions on expected timelines or at all, that newly hired executives will not succeed in their roles or may depart after a short tenure, and that onboarding a number of new leaders, some of whom may have limited public-company experience, could create execution, governance, reporting (including with respect to internal controls, SEC reporting, and Nasdaq requirements) or reputational risks. More generally, the technology industry, and the cloud infrastructure industry more specifically, is also subject to substantial and continuous competition for engineers with high levels of experience in designing, developing, and managing infrastructure and related services. Moreover, the industry in which it operates generally experiences high employee attrition. Corvex has, from time to time, experienced, and it expects to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If Corvex is unable to timely complete its management team build-out, if newly hired leaders are not effective, or if leadership turnover increases, Corvex may experience slower decision-making, reduced operational discipline, delays in key initiatives (including financial reporting and systems build-outs), higher cash compensation costs to recruit replacements, and impairment of its ability to execute its strategy. For example, in recent years, recruiting, hiring, and retaining employees with expertise in the AI computing industry has become increasingly difficult as the demand for AI computing infrastructure has increased as a result of the increase in AI and machine learning development, deployment, and demand. Because the AI infrastructure market is nascent and still relatively small, there is a very limited pool of potential engineering hires with the requisite background to support the development of our service and technology. Corvex’s ability to execute its growth plan, meet customer commitments, and scale its operations depends on attracting and retaining these engineering and operations specialists; if it cannot do so in a timely manner, it may face slower innovation, delayed deployments, higher costs to recruit or train staff, and impaired service quality. Corvex may be required to provide more training to its personnel than it currently anticipates. Further, labor is subject to external factors that are beyond its control, including its industry’s highly competitive market for skilled workers and leaders, cost inflation, overall macroeconomics, and workforce participation rates. Should Corvex’s competitors recruit its employees, its level of expertise and ability to execute its business plan would be negatively impacted.

Additionally, many of Corvex’s key personnel are, or will soon be, vested in a substantial number of options to purchase its common stock. Employees may be more likely to terminate their employment with Corvex if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or exercise price of the options, or, conversely, if the exercise price of the options that they hold are significantly above the trading price of its common stock. Given the scarcity of experienced engineers in Corvex’s market, equity value volatility and competition from larger technology companies for the same talent could increase the risk of employee turnover.

Moreover, many of the companies with which Corvex competes for experienced personnel have greater resources than it has. Corvex’s competitors also may be successful in recruiting and hiring members of its management team, sales team, or other key employees, and it may be difficult for it to find suitable replacements on a timely basis, on competitive terms, or at all. Corvex may in the future be subject to allegations that employees it hires have been improperly solicited, or that they have divulged proprietary or other confidential information or that their former employers own such employees’ inventions or other work product, or that they have been hired in violation of non-compete provisions or non-solicitation provisions.

In addition, job candidates and existing employees often consider the value of the equity awards and other compensation they receive in connection with their employment. If the perceived value of Corvex’s compensatory package declines or is subject to significant value fluctuations, it may adversely affect its ability to attract and retain highly skilled employees. Corvex may also change the composition of its compensation package to employees, including the amount or ratio of cash and equity compensation. Any increases to the amount of cash compensation will increase its cash expenditures, which may impact its business, operating results, financial condition, and prospects. Further, Corvex’s competitors may be successful in recruiting and hiring members of its management team or other key employees as well as directors, and it may be difficult for it to find suitable replacements on a timely basis, on competitive terms, or at all. In recent years, the increased availability of hybrid or remote working arrangements has expanded the pool of companies that can compete for its employees and employment candidates. Corvex has entered into offer letters with certain of its key employees, however these agreements are on an “at-will” basis, meaning they are able to terminate their employment with it at any time and it does not have employment agreements with all of its key employees. If Corvex fails to attract new personnel or fails to retain and motivate its current personnel, its business and future growth prospects would be severely harmed.

Corvex believes that its corporate culture has contributed to its success, and if it cannot maintain this culture as it grows, it could lose the innovation, creativity, and teamwork fostered by its culture, and its business may be harmed.

Corvex believes that its corporate culture has been, and will continue to be, a key contributor to its success. If Corvex does not continue to maintain its corporate culture, which includes its focus on its customers, as it grows and evolves, including as it continues to grow in headcount, it could harm its ability to foster the drive, innovation, inclusion, creativity, and teamwork that it believes is important to support its growth. As Corvex implements more complex organizational structures, it may find it increasingly difficult to maintain the beneficial aspects of its corporate culture, which could negatively impact its future success.

Risks Related to Corvex’s Intellectual Property

Failure to obtain, maintain, protect, or enforce Corvex’s intellectual property and proprietary rights could enable others to copy or use aspects of its platform without compensating it, which could harm its brand, business, operating results, financial condition, and prospects.

Corvex relies on a combination of trademark, copyright, trade secret, patent, unfair competition, and other related laws in the United States and internationally, as well as confidentiality agreements and contractual provisions with its customers, third-party manufacturing partners, joint venture partners, employees, and consultants to protect its technology and intellectual property rights. Despite Corvex’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its platform or obtain and use information that it regards as proprietary. In particular, Corvex is unable to predict or assure that:

•        its intellectual property rights will not lapse or be invalidated, circumvented, challenged, or, in the case of third-party intellectual property rights licensed to it, be licensed to others;

•        its intellectual property rights will provide competitive advantages to it;

•        rights previously granted by third parties to intellectual property licensed or assigned to it, including portfolio cross-licenses, will not hamper its ability to assert its intellectual property rights or hinder the settlement of currently pending or future disputes;

•        any of its pending or future trademark or patent applications will be issued or have the coverage originally sought;

•        it will be able to enforce its intellectual property rights in certain jurisdictions where competition is intense or where legal protection may be weak; or

•        it has sufficient intellectual property rights to protect its solutions and services or its business.

Corvex customarily enters into confidentiality or license agreements with its employees, consultants, vendors, and customers, and makes significant efforts to limit access to and distribution of its proprietary information. However, such agreements may not be enforceable in full or in part in all jurisdictions and any breach could negatively affect Corvex’s business and its remedy for such breach may be limited. The contractual provisions that Corvex enters into may not prevent unauthorized use or disclosure of its proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of its proprietary technology or intellectual property rights. Lastly, the measures Corvex employs to limit the access and distribution of its proprietary information may not prevent unauthorized use or disclosure of its proprietary technology or intellectual property. As such, Corvex cannot guarantee that the steps taken by it will prevent infringement, violation, or misappropriation of its technology.

Corvex pursues the registration of its trademarks, service marks, patents, and domain names where applicable in the United States and in certain foreign jurisdictions. These processes are expensive and may not be successful in all jurisdictions or for every such application, and Corvex may not pursue such protections in all jurisdictions that may be relevant, for all its goods or services or in every class of goods and services in which it operates. As such, policing unauthorized use of its technology or platform is difficult. Additionally, Corvex may not be able to obtain, maintain, protect, exploit, defend, or enforce its intellectual property rights in every foreign jurisdiction in which it may operate. For example, effective trade secret protection may not be available in every country in which Corvex’s service is available or where it may have employees or independent contractors. Corvex currently owns no patents and thus relies on trade secret protection for its proprietary technology. The loss of trade secret protection could make it easier for third parties to compete with Corvex’s platform by copying functionality and trade secret protection does not prevent third parties from independently developing similar technology. Any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which Corvex may operate may compromise its ability to enforce its trade secret and intellectual property rights. In addition, Corvex believes that the protection of its trademark rights is an important factor in product recognition, protecting its brand and maintaining goodwill and if it does not adequately protect its rights in trademarks from infringement, any goodwill that it has developed in those trademarks could be lost or impaired, which could harm its brand and its business. The legal systems of certain countries do not favor the enforcement of trademarks, trade secrets, and other intellectual property and proprietary protection, which could make it difficult for it to stop the infringement, misappropriation, dilution, or other violation of its intellectual property or marketing of competing platforms, solutions, or services in violation of its intellectual property rights generally. Any changes in, or unexpected interpretations of, intellectual property laws may compromise its ability to enforce its intellectual property rights. If Corvex fails to maintain, protect and enhance its intellectual property rights, its business, operating results, financial condition, and prospects may be harmed.

In addition, defending Corvex’s intellectual property rights through litigation might entail significant expense. Such litigation could result in substantial costs and diversion of resources and could negatively affect Corvex’s business, operating results, financial condition, and prospects. If Corvex is unable to protect its proprietary rights, it could find itself at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create its platform and other innovative offerings that have enabled it to be successful to date. Moreover, Corvex may need to expend additional resources to defend its intellectual property rights in foreign countries, and its inability to do so could impair its business or adversely affect its international expansion.

Third parties may claim that Corvex’s platform infringes, misappropriates, or otherwise violates their intellectual property rights, and such claims could be time-consuming or costly to defend or settle, result in the loss of significant rights, or harm its relationships with its customers or reputation in the industry.

Third parties may in the future claim that Corvex’s current or future offerings infringe their intellectual property rights, and such claims may result in legal claims against Corvex, its third-party partners, and its customers. The likelihood that Corvex receives such claims (whether warranted or not) is expected to increase, particularly as a public company with an increased profile and visibility, as the level of competition in its market grows, as the functionality of its offerings overlaps with that of other cloud infrastructure companies, and as the volume of issued hardware and software patents and patent applications continues to increase. Corvex generally agrees in its customer and partner contracts to indemnify customers for certain expenses or liabilities they incur as a result of third-party intellectual property infringement claims associated with its platform. To the extent that any claim arises as a result of third-party technology Corvex has licensed for use in its platform, it may be unable to recover from the appropriate third party any expenses or other liabilities that it incurs.

Companies in the cloud infrastructure and technology industries, including some of Corvex’s current and potential competitors, may own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, patent holding companies, non-practicing entities, and other adverse patent owners that are not deterred by Corvex’s existing intellectual property protections may seek to assert patent claims against it. From time to time, third parties have invited Corvex to license their patents and may, in the future, assert patent, copyright, trademark, or other intellectual property rights against it, its third-party partners, or its customers. Corvex may in the future receive notices that claim it has misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent it gains greater market visibility, it faces a higher risk of being the subject of intellectual property infringement claims.

There may be third-party intellectual property rights that cover significant aspects of Corvex’s technologies or business methods and assets. In the event that Corvex engages software engineers or other personnel who were previously engaged by competitors or other third parties, it may be subject to claims that those personnel inadvertently or deliberately incorporate proprietary technology of third parties into its platform or have improperly used or disclosed trade secrets or other proprietary information. Corvex may also in the future be subject to claims by its third-party partners, employees, or contractors asserting an ownership right in its intellectual property as a result of the work they performed on its behalf. In addition, Corvex may lose valuable intellectual property rights or personnel. A loss of key personnel or Corvex’s work product could hamper or prevent its ability to develop, market, and support potential offerings and platform enhancements, which could severely harm its business.

Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, could divert its management’s attention and other resources, could damage Corvex’s brand and reputation, harm its customer relationships, and create liability for Corvex. These claims could also subject Corvex to significant liability for damages, potentially including treble damages if it is found to have willfully infringed patents or copyrights, and may require it to indemnify its customers for liabilities they incur as a result of such claims. These claims could also result in Corvex having to stop using technology found to be in violation of a third party’s rights. Corvex might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, Corvex could be required to pay significant royalties, which would increase its operating expenses. Alternatively, Corvex could be required to develop alternative non-infringing technology, which could require significant time, effort, and expense, and may affect the performance or features of its platform. If Corvex cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of its business, it would be forced to limit or stop sales of its platform and may be unable to compete effectively. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Corvex common stock. Any of these results would adversely affect Corvex’s business, operating results, financial condition, and prospects.

Corvex licenses technology from third parties for the development of its solutions, and its inability to maintain those licenses could harm its business.

Corvex currently incorporates, and will in the future incorporate, technology that it licenses from third parties, including software, into its offerings. If Corvex is unable to continue to use or license these technologies on reasonable terms, or maintain the requirements of its inbound license agreements, or if these technologies become unreliable, unavailable, or fail to operate properly, it may not be able to secure adequate alternatives in a timely manner or at all, and its ability to offer its solutions and remain competitive in its market would be harmed. Further, licensing technologies from third parties exposes Corvex to increased risk of being the subject of intellectual property infringement and vulnerabilities due to, among other things, its lower level of visibility into the development process with respect to such technology and the care taken to safeguard against risks. Corvex cannot be certain that its licensors do not or will not infringe on the intellectual property rights of third parties or that its licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which it may sell its platform. Some of Corvex’s agreements with its licensors may be terminated by them for convenience, or otherwise provide for a limited term. In addition, licensors may discontinue features or cease providing support or updates, and Corvex may be unable to obtain needed support or maintenance. If access to licensed technology is discontinued or needed support becomes unavailable, Corvex could experience delays, outages, or reduced performance and may be unable to meet its own customer service obligations, which could result in credits, penalties, refunds, or termination rights under its customer contracts. If Corvex is unable to continue to license technology because of intellectual property infringement claims brought by third parties against its licensors or against it, or if it is unable to continue its license agreements or enter into new licenses on commercially reasonable terms, its ability to develop and sell its platform containing or dependent on that technology would be limited, and its business, including its financial condition, cash flows, and operating results could be harmed.

Additionally, if Corvex is unable to license technology from third parties, it may be forced to acquire or develop alternative technology, which it may be unable to do in a commercially feasible manner, or at all, and may require it to use alternative technology of lower quality or performance standards. This could limit or delay Corvex’s ability to offer new or competitive offerings and increase its costs. Third-party software Corvex relies on may be updated infrequently, unsupported, or subject to vulnerabilities that may not be resolved in a timely manner, any of which may expose its solutions to vulnerabilities. Any impairment of the technologies or of Corvex’s relationship with these third parties could harm its business, operating results, financial condition, and prospects.

Some of Corvex’s technology incorporates “open-source” software, and failure to comply with the terms of the underlying open-source software licenses could adversely affect its business, results of operations, financial condition, and prospects.

Corvex uses open-source software in its solutions and services and may continue to use open-source software in the future. Certain open-source licenses contain requirements that Corvex make available source code for modifications or derivative works it creates. If Corvex combines its proprietary software with open-source software in a certain manner, it could, under certain open-source licenses, be required to release the source code of its proprietary software to the public on unfavorable terms or at no cost. Any actual or claimed requirement to disclose Corvex’s proprietary source code or pay damages for breach of contract may allow its competitors to create similar products with lower development effort and time and, ultimately, could result in a loss of sales for it.

The use and distribution of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code, which they are not typically required to maintain and update, and they can change the license terms on which they offer the open-source software. Although Corvex believes that it has complied with its obligations under the applicable licenses for open-source software, it is possible that it may not be aware of all instances where open-source software has been incorporated into its proprietary software or used in connection with its solutions or its corresponding obligations under open-source. Corvex takes steps to monitor its use of open-source software in an effort both to comply with the terms of the applicable open-source licenses and to avoid subjecting its platform to conditions it does not intend, but there are risks associated with use of open-source software that cannot be eliminated and could negatively affect its business. Corvex relies on multiple software programmers to design its proprietary software and, while it takes steps to vet software before it is incorporated into its proprietary software and monitor the software incorporated into its proprietary software, it cannot be certain that its programmers have not incorporated open-source software into its proprietary software that it intends to maintain as confidential or that they will not do so in the future. In addition, the wide availability of source code used in Corvex’s offerings could expose it to security vulnerabilities. Such use, under certain circumstances, could materially adversely affect Corvex’s business, operating results, financial condition, and prospects, as well as its reputation, including if it is required to take remedial action that may divert resources away from its development efforts.

On occasion, companies that use open-source software have faced claims challenging their use of open-source software or compliance with open-source license terms. There is evolving legal precedent for interpreting the terms of certain open-source licenses, including the determination of which works are subject to the terms of such licenses. The terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on Corvex’s ability to commercialize any offerings incorporating such software. Moreover, Corvex cannot ensure that its processes for controlling its use of open-source software in its platform will be effective. From time to time, Corvex may face claims from third parties asserting ownership of, or demanding release of, the open-source software or derivative works that it developed using such software (which could include its proprietary source code), or otherwise seeking to enforce the terms of the applicable open-source license. These claims, regardless of validity, could result in time consuming and costly litigation, divert management’s time and attention away from developing the business, expose it to customer indemnity claims, or force it to disclose source code. Litigation could be costly for it to defend, result in paying damages, entering into unfavorable licenses, have a negative effect on Corvex’s business, operating results. financial condition, and prospects, or cause delays by requiring it to devote additional research and development resources to change its solution.

Risks Related to Legal and Regulatory Matters of Corvex

Corvex is subject to laws and regulations, including governmental export and import controls, sanctions, and anti-corruption laws, that could impair its ability to compete in its markets and subject it to liability if it is not in full compliance with applicable laws.

Corvex is subject to laws and regulations, including governmental export and import controls, that could subject it to liability or impair its ability to compete in its markets. Corvex’s platform and related technology are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations (the “EAR”), and it and its employees, representatives, contractors, agents, intermediaries, and other third parties are also subject to various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control and other government agencies. Changes to sanctions and export or import restrictions in the jurisdictions in which Corvex operates could further impact its ability to do business in certain parts of the world and to do business with certain persons and entities, which could adversely affect its business, operating results, financial condition, and prospects. In particular, Corvex is continuing to monitor recent and forthcoming developments in export controls with respect to the semiconductor industry and their impact on its sourcing of equipment for its computing infrastructure. While Corvex has implemented certain procedures to facilitate compliance with applicable laws and regulations, it cannot ensure that these procedures are fully effective or that it, or third parties who it does not control, have complied with all laws or regulations in this regard. Failure by Corvex’s employees, representatives, contractors, partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations also could have negative consequences to it, including reputational harm, government investigations, loss of export privileges and penalties. Changes in Corvex’s platform, and changes in or promulgation of new export and import regulations, may create delays in the introduction of its platform into international markets, prevent its customers with international operations from deploying its platform globally or, in some cases, prevent the export or import of its platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased sales of Corvex’s platform, solutions, and services, or in its decreased ability to export or sell its platform, to existing or potential customers with international operations. Any decreased sales of Corvex’s platform, solutions, and services or limitation on its ability to export or sell its platform would adversely affect its business, operating results, financial condition, and prospects.

Corvex is also subject to the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws. Anti — corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees, agents, intermediaries, and other third parties from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the public, and in certain cases, private sector. Corvex cannot ensure that its policies and procedures to address compliance with FCPA and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws will be effective, or that all of its employees, representatives, contractors, partners, agents, intermediaries, or other third parties have not taken, or will not take actions, in violation of its policies and applicable law, for which it may be ultimately held responsible. Noncompliance with these laws could subject it to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could harm Corvex’s reputation, business, operating results, financial condition, and prospects.

Corvex’s service relies on hardware that features encryption and other security features. Encrypted hardware and components may be subject to heightened export classifications or other restrictions. Evolving interpretations of export controls applicable to such hardware could limit Corvex’s ability to deploy its service for certain customers and geographies, increase compliance costs, delay projects, and adversely affect its business, operating results, financial condition, and prospects.

Additionally, additions to international restricted country lists, sanctions programs or similar regulatory regimes may further limit Corvex’s ability to transact with certain customers, counterparties, or suppliers, require enhanced know-your-customer and end-user diligence, and result in the termination, suspension, or non-renewal of existing or prospective arrangements. Any failure to maintain effective sanctions, export control, and KYC screening and diligence procedures could result in investigations, penalties, reputational harm, and other adverse consequences. Corvex’s ability to conduct the requisite diligence and comply with export controls and other international regulatory frameworks may not keep pace with the growth of its operations and sales activities in international markets.

Corvex’s customer and counterparty diligence obligations may increase, and any failure to implement and maintain effective know-your-customer, anti-money laundering and sanctions compliance controls could adversely affect it.

As Corvex grows its customer base and expands into new geographies, it expects increased obligations to implement and maintain robust KYC, AML, and sanctions compliance programs, including customer onboarding, beneficial ownership verification, ongoing monitoring, and screening of customers, partners, and other counterparties. These obligations may be complex, costly, and time-consuming, and could delay or prevent new customer activations or expansion opportunities. Any actual or perceived deficiencies in Corvex’s KYC/AML or sanctions compliance controls, or failure by customers or partners to comply with applicable laws, could result in investigations, enforcement actions, penalties, contractual disputes, remediation costs, the loss of customers or partners, and reputational harm, and could adversely affect Corvex’s business, operating results, financial condition, and prospects.

Corvex is subject to laws, regulations, and industry requirements related to data privacy, data protection and information security across different markets where it conducts its business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or its privacy policies, could harm Corvex’s business.

Various local, state, federal, and international laws, directives, and regulations apply to Corvex’s collection, use, retention, protection, disclosure, transfer, and processing of personal information. These data protection and privacy laws and regulations are subject to uncertainty and continue to evolve in ways that could adversely impact Corvex’s business. These laws have a substantial impact on Corvex’s operations both in the United States and internationally and compliance with new and existing laws may result in significant costs due to implementation of new processes, which could ultimately hinder its ability to grow its business by extracting value from its data assets.

In the United States, state and federal lawmakers and regulatory authorities have increased their attention on the collection and use of user data. For example, the CCPA requires companies that hit certain broad revenue or data processing related thresholds to, among other things, provide new disclosures to California users, and affords such users privacy rights such as the ability to opt-out of certain processing of personal information and expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for security breaches that may increase security breach litigation. In addition, other states have enacted laws that contain obligations similar to the CCPA that have taken effect or will take effect in coming years and many others continue to propose similar laws, or are considering proposing similar laws. For example, Virginia has enacted the Virginia Consumer Data Protection Act. Corvex cannot fully predict whether and to what extent it will be subject to these laws, which, with the exception of the CCPA, apply largely to companies that provide services directly to consumers. Accordingly, Corvex cannot predict the impact of recently proposed or enacted laws or regulations on its business or operations, but compliance may require it to modify its data processing practices and policies, incurring costs and expenses in the process. Further, to the extent multiple state-level laws are introduced with inconsistent or conflicting standards, it may require costly and difficult efforts to achieve compliance and maintain with such laws. Corvex’s failure or perceived failure to comply with state or federal privacy laws or regulations passed in the future could have a material adverse effect on its business, including how it uses personal information, its business, operating results, financial condition, and prospects and could expose it to regulatory investigations or possible fines.

Additionally, many foreign countries and governmental bodies, including the European Union, United Kingdom, Canada, and other jurisdictions in which Corvex may operate or conducts its business, have laws and regulations concerning the collection, use, processing, storage, and deletion of personal data obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Such laws and regulations may require companies to implement new privacy and security policies, permit individuals to access, correct, and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, require that certain types of data be retained on local servers within these jurisdictions, and, in some cases, obtain individuals’ affirmative opt-in consent to collect and use personal information for certain purposes. The increased focus on data sovereignty and data localization requirements around the world could also impact Corvex’s business model with respect to the storage, management, and transfer of data.

The General Data Protection Regulation of the European Union (“E.U.”) and the United Kingdom (“U.K.”) (collectively, the “GDPR”), comprehensively regulate use of personal data, including cross-border transfers of personal data out of the European Economic Area (“EEA”) and the U.K. The GDPR imposes stringent privacy and data protection requirements and could increase the risk of non-compliance and the costs of providing Corvex’s services in a compliant manner. A breach of the GDPR could result in regulatory investigations, reputational damage, fines and sanctions, orders to cease or change Corvex’s processing of its data, enforcement notices, or assessment notices (for a compulsory audit). For example, if regulators assert that Corvex has failed to comply with the GDPR, it may be subject to fines. Since Corvex may be subject to the supervision of relevant data protection authorities under multiple legal regimes, it could be fined under those regimes independently in respect of the same breach. Corvex may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

The GDPR prohibits transfers of personal data from the EEA or U.K. to countries not formally deemed adequate by the European Commission or the U.K. Information Commission Office, respectively, including the United States, unless a particular compliance mechanism (and, if necessary, certain safeguards) is implemented. The mechanisms that Corvex and many other companies, including its customers, rely upon for European and U.K. data transfers (for example, Standard Contractual Clauses or the E.U.-U.S. Data Privacy Framework) are the subject of legal challenge, regulatory interpretation, and judicial decisions by the Court of Justice of the European Union. The suitability of Standard Contractual Clauses for data transfer in some scenarios has recently been the subject of legal challenge, and while the U.S. and the E.U. reached agreement on the E.U.-U.S. Data Privacy Framework (and similar agreements were reached with respect to the U.K.), there are legal challenges to that data transfer mechanism as well. Corvex expects the legal complexity and uncertainty regarding international personal data transfers to continue, and as the regulatory guidance and enforcement landscape in relation to data transfers continues to develop, it could suffer additional costs, complaints, and/or regulatory investigations or fines; it may have to stop using certain tools and vendors and make other operational changes; it may have to implement alternative data transfer mechanisms under the GDPR and/or take additional compliance and operational measures; and/or it could otherwise affect the manner in which it provides its services, and could adversely affect its business, operating results, financial condition, and prospects.

Corvex is also subject to evolving U.S. and international privacy laws governing cookies, tracking technologies, and e-marketing. In the United States, plaintiffs are increasingly making use of existing laws such as the California Invasion of Privacy Act to litigate use of tracking technologies. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. In the European Union, informed consent, including a prohibition on pre-checked consents and a requirement to ensure separate consents for each cookie, is required for the placement of a non-essential cookie or similar technologies on a user’s device and for direct electronic marketing. As regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of Corvex’s marketing activities, divert the attention of its technology personnel, negatively impact its efforts to understand users, adversely affect its margins, increase costs, and subject it to additional liabilities.

There is a risk that as Corvex expands, it may assume liabilities for breaches experienced by the companies it acquires. Additionally, there are potentially inconsistent world-wide government regulations pertaining to data protection and privacy. Despite Corvex’s efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that its practices, offerings, or platform could fail, or be alleged to fail to meet applicable requirements. For instance, there are changes in the regulatory landscape relating to new and evolving technologies, such as generative AI. Changes to existing regulations, their interpretation or implementation, or new regulations could impede any potential use or development of AI Technologies, which could impair Corvex’s competitive position and result in an adverse effect on its business, operating results, financial condition, and prospects. Corvex’s failure, or the failure by its third-party providers or partners, to comply with applicable laws or regulations and to prevent unauthorized access to, or use or release of personal information, or the perception that any of the foregoing types of failure has occurred, even if unfounded, could subject it to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, severe criminal, or civil sanctions, damage its reputation, or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect Corvex’s business, operating results, financial condition, and prospects.

Corvex’s business is subject to a wide range of laws and regulations, and its failure to comply with those laws and regulations could harm its business.

Corvex’s business is subject to regulation by various federal, state, local, and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety and environmental laws, including those related to energy usage and energy efficiency requirements, privacy and data protection laws, AI, financial services laws, anti-bribery laws, sanctions, national security, import and export controls, anti-boycott, federal securities laws, and tax laws and regulations.

For example, government authorities have in the past sought to restrict data center development based on environmental considerations and have imposed moratoria on data center development, citing concerns about energy usage, requiring new data centers to meet energy efficiency requirements. Corvex may face higher costs from any laws requiring enhanced energy efficiency measures, changes to cooling systems, caps on energy usage, land use restrictions, limitations on back-up power sources, or other environmental requirements.

In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in the United States. These laws and regulations are subject to change over time and thus Corvex must continue to monitor and dedicate resources to ensure continued compliance. In particular, the global AI regulatory environment continues to evolve as regulators and lawmakers have started proposing and adopting, or are currently considering, regulations and guidance specifically on the use of AI. Non-compliance with applicable regulations or requirements could subject Corvex to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions and jail time for responsible employees and managers. If any governmental sanctions are imposed, or if Corvex does not prevail in any possible civil or criminal litigation, its business, operating results, financial condition, and prospects could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm Corvex’s business, operating results, financial condition, and prospects.

Corvex may become involved in litigation that may adversely affect it.

From time to time, Corvex may be subject to claims, suits, and other proceedings. Regardless of the outcome, legal proceedings can have an adverse impact on it because of legal costs and diversion of management attention and resources, and could cause it to incur significant expenses or liability, adversely affect its brand recognition, or require it to change its business practices. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect Corvex’s business, operating results, financial condition, and prospects. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that would adversely affect Corvex’s business, financial condition, operating results, or cash flows in a particular period. These proceedings could also result in reputational harm, sanctions, consent decrees, or orders requiring a change in Corvex’s business practices. Because of the potential risks, expenses, and uncertainties of litigation, Corvex may, from time to time, settle disputes, even where it has meritorious claims or defenses, by agreeing to settlement agreements. Because litigation is inherently unpredictable, Corvex cannot ensure that the results of any of these actions will not have a material adverse effect on its business, operating results, financial condition, and prospects. Any of these consequences could adversely affect Corvex’s business, operating results, financial condition, and prospects. Corvex’s status and visibility as a public company may also increase the frequency of non-meritorious lawsuits, demands, shareholder claims, or third-party complaints, which could be costly and divert management time regardless of outcome.

Risks Related to Financial and Accounting Matters of Corvex

Corvex has identified material weaknesses in its internal control over financial reporting. If Corvex’s remediation of such material weaknesses is not effective, or if it experiences additional material weaknesses in the future or otherwise fails to develop and maintain effective internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

Corvex is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the applicable listing standards of the Nasdaq. Corvex expects that the requirements of these rules and regulations will continue to increase its legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on its personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that Corvex maintain effective disclosure controls and procedures, and internal control, over financial reporting. Corvex is continuing to develop and refine its disclosure controls, internal control over financial reporting, and other procedures that are designed to ensure information required to be disclosed by it in its financial statements and in the reports that it will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to its principal executive and financial officers. In order to maintain and improve the effectiveness of Corvex’s internal controls and procedures, it has expended, and anticipates that it will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Corvex is required to maintain internal control over financial reporting and to evaluate and determine the effectiveness of its internal control over financial reporting. Beginning with Corvex’s annual report on Form 10-K for the year ending December 31, 2027, it will be required to provide a management report on internal control over financial reporting, and it also expects its independent registered public accounting firm will be required to formally attest to the effectiveness of its internal control over financial reporting. Neither Corvex nor its independent registered public accounting firm were required to, and therefore did not, perform an evaluation of its internal control over financial reporting as of or for any period included in its financial statements, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. However, while preparing the financial statements that are included in the Prospectus, Corvex identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in Corvex’s control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified pertained to the lack of designing and maintaining an effective control environment and related control activities, including appropriate segregation of duties and period-end close procedures, and its risk assessment and monitoring processes were not sufficiently robust to identify and remediate these deficiencies. Management plans to make improvements to Corvex’s control environment and business processes to support and scale with its growing operations, and expects that its remediation efforts will continue to take place in 2026, such as continuing to implement processes and controls to better manage and monitor its segregation of duties risks, including enhancing the usage of technology and tools for segregation of duties within Corvex’s systems, applications and tools, and continuing to expand its resources with the appropriate level of expertise within its accounting, finance, and operations functions.

Corvex may not be able to fully remediate these material weaknesses until these steps have been completed and the internal controls have been operating effectively for a sufficient period of time. This evaluation process, including testing the effectiveness of the remediation efforts, is expected to extend into 2026. Additionally, as stated above, Corvex has not performed an evaluation of its internal control over financial reporting; accordingly, it cannot ensure that it has identified all, or that it will not in the future have additional, material weaknesses. Material weaknesses may still exist when Corvex reports on the effectiveness of its internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act, beginning with its annual report on Form 10-K for the year ending December 31, 2027.

The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act will be time consuming and costly. If during the evaluation and testing process Corvex identifies additional material weaknesses in its internal control over financial reporting or determine that existing material weaknesses have not been remediated, its management will be unable to assert that its internal control over financial reporting is effective. Even if Corvex’s management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm may conclude that there are material weaknesses with respect to its internal control over financial reporting. If Corvex is unable to assert that its internal control over financial reporting is effective, or when required in the future, if its independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of its internal control over financial reporting, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its stock could be adversely affected and it could become subject to litigation or investigations by the stock exchange on which its securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Further, as a public company, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could harm Corvex’s business, operating results, financial condition, and prospects.

Corvex will incur significant costs and management resources as a result of operating as a public company.

As a public company, Corvex will incur significant legal, accounting, compliance, and other expenses that it did not incur as a private company. Corvex’s management and other personnel dedicate a substantial amount of time and incur significant expense in connection with compliance initiatives. As a public company, Corvex will bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with its obligations under the U.S. securities laws.

In addition, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, and the related rules and regulations implemented by the SEC have increased legal and financial compliance costs and will make some compliance activities more time-consuming. Corvex has invested, and will continue to invest, resources to comply with evolving laws, regulations, and standards, and this investment has resulted, and will continue to result, in increased general and administrative expenses and may divert management’s time and attention from its other business activities. If Corvex’s efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against it, and its business may be harmed. In the future, it may be more expensive or more difficult for Corvex to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain and maintain the same or similar coverage. These factors would also make it more difficult for Corvex to attract and retain qualified members of its board of directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

Corvex could be subject to additional tax liabilities and United States federal and global income tax reform could adversely affect it.

Corvex is subject to U.S. federal, state, and local income taxes, sales, and other taxes in the United States and income taxes, withholding taxes, transaction taxes and other taxes in numerous foreign jurisdictions. Significant judgment is required in evaluating Corvex’s tax positions and its worldwide provision for income taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, Corvex’s future income tax obligations could be adversely affected by changes in, or interpretations of, tax laws in the United States or in other jurisdictions in which it operates.

For example, the United States tax law legislation commonly referred to as the Tax Cuts and Jobs Act of 2017 significantly reformed the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), reducing U.S. federal tax rates, making sweeping changes to rules governing international business operations, and imposing significant additional limitations on tax benefits, including the deductibility of interest and the use of net operating loss (“NOL”) carryforwards. On July 4, 2025, the legislation commonly referred to as the One Big Beautiful Bill Act (the “OBBBA”) was signed into law. The OBBBA amends key provisions of the tax code, including modifications to bonus depreciation, domestic research cost expensing, and the business interest expense limitation. While Corvex continues to evaluate the impact of these legislative changes, the impact on its business, results of operations and financial position remain uncertain and may change as additional guidance or interpretation by tax authorities becomes available.

Changes in tax laws, regulations and administrative practices at the federal, state or local level, including modifications to real property tax regimes, assessments and valuations, the availability or terms of tax incentives and abatements, could increase our effective tax rate or reduce or eliminate anticipated incentives. Local governments may increase assessments or alter abatement programs applicable to data center real property and to taxable personal property (such as servers and networking equipment), which could materially increase municipal property tax expense at specific facilities and adversely affect site selection decisions and projected returns. Any such changes could adversely affect site selection decisions, data center operating economics and projected returns, adversely affecting Corvex’s business, operating results, financial condition and prospects.

As Corvex’s operations continue to expand across multiple jurisdictions, the potential impact of such legislative and regulatory changes to the taxation of its activities could impact the tax treatment of its foreign earnings, increase its worldwide effective tax rate, increase the amount of taxes imposed on its business, and harm its financial position. Such changes may also apply retroactively to its historical operations and result in taxes greater than the amounts estimated and recorded in its financial statements.

Corvex’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

Corvex has U.S. federal and state NOL carryforwards that may be available to offset future taxable income for U.S. income tax purposes. Realization of these net operating loss carryforwards depends on Corvex’s future taxable income, and there is a risk that certain of its existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect its business, operating results, financial condition, and prospects.

In addition, under Sections 382 and 383 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% cumulative change (by value) in ownership by “5 percent shareholders” over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes, such as research and development credits, to offset its post-change income or taxes may be limited. Corvex has experienced, and may in the future experience, ownership changes as a result of shifts in its stock ownership. As a result, if Corvex earns net taxable income, its ability to use its pre-change U.S. NOL carryforwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to it. In addition, Corvex may undergo additional ownership changes in the future, which could further limit its ability to use its NOLs and other pre-change tax attributes. Similar provisions of state tax law may also apply to limit Corvex’s use of accumulated state tax NOLs. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase Corvex’s state income tax liabilities. As a result of the foregoing, even if Corvex attains profitability, it may be unable to use all or a material portion of its net operating losses and other tax attributes, which could adversely affect its future cash flows.

Corvex could be required to collect additional sales, use, value added, digital services, or other similar taxes or be subject to other liabilities with respect to past or future sales, that may increase the costs its customers would have to pay for its solutions and adversely affect its business, operating results, financial condition, and prospects.

Corvex does not collect sales and use, value added, or similar taxes in all jurisdictions in which it has sales because it has determined in consultation with its advisors that its sales in certain jurisdictions are not subject to such taxes. Sales and use, value added, and similar tax laws and rates vary greatly by jurisdiction and the application of such laws is subject to uncertainty. As a result, state and local authorities may assert additional sales/use obligations for prior periods, which could result in assessments, interest, and penalties that may be significant relative to revenues in the affected jurisdictions. Jurisdictions in which it does not collect such taxes may assert that such taxes apply to its sales and seek to impose incremental or new sales, use, value added, digital services, or assert other tax collection obligations on it, which could result in tax assessments, penalties, and interest, to it or its customers for past sales, and it may be required to collect such taxes in the future. If Corvex is unsuccessful in collecting such taxes from its customers, it could be held liable for such costs, which may adversely affect its operating results.

Further, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. A successful assertion by one or more U.S. states requiring Corvex to collect taxes where it presently does not do so, or to collect more taxes in a jurisdiction in which it currently collects such taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties. Furthermore, certain jurisdictions, such as the U.K., France, and Canada, have enacted a digital services tax, which is generally a tax on gross revenue generated from users or customers located in those jurisdictions, and other jurisdictions are considering enacting similar laws. A successful assertion by a U.S. state or local government or a foreign jurisdiction that Corvex should have been or should be collecting additional sales, use, value added, digital services, or other similar taxes could, among other things, result in substantial tax payments, create significant administrative burdens for it, discourage potential customers from using its platform due to the incremental cost of any such sales or other related taxes, or otherwise harm its business.

If Corvex’s estimates or judgments relating to its critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, its operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in Corvex’s consolidated financial statements and accompanying notes. Corvex bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as discussed in the section titled “Corvex Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing Corvex’s consolidated financial statements include but are not limited to those related to the identification of performance obligations in revenue recognition, the valuation of stock-based awards, the valuation of derivatives and warrants, and accounting for leases, property and equipment, income taxes and variable interest entities. Corvex’s operating results may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its operating results to fall below the expectations of industry or financial analysts and investors, resulting in a potential decline in the market price of its common stock.

Additionally, Corvex regularly monitors its compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to it. As a result of new standards, changes to existing standards, and changes in their interpretation, Corvex might be required to change its accounting policies, alter its operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or it may be required to restate its published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on Corvex’s reputation, business, financial condition, and profit, or cause an adverse deviation from its revenue and operating profit target, which may adversely affect its financial results.

Corvex is exposed to fluctuations in currency exchange rates, which could negatively affect its business, operating results, financial condition, and prospects.

Corvex’s sales contracts are primarily denominated in U.S. dollars, and therefore a majority of its revenue is not subject to foreign currency risk. However, strengthening of the U.S. dollar increases the real cost of Corvex’s platform to its customers outside of the United States, which could lead to delays in the purchase of its platform and the lengthening of its sales cycle. If the U.S. dollar continues to strengthen, this could adversely affect Corvex’s business, operating results, financial condition, and prospects. In addition, increased international sales in the future, including through continued international expansion, could result in foreign currency denominated sales, which would increase Corvex’s foreign currency risk.

Risks Related to Corvex Generally

Adverse global macroeconomic conditions, geopolitical risks, or reduced spending on AI and machine learning or on cloud infrastructure could adversely affect Corvex’s business, operating results, financial condition, and prospects.

Corvex’s business depends on the overall demand for and adoption of AI and machine learning and cloud infrastructure and on the economic health of its current and prospective customers. In addition, the purchase of Corvex’s platform is often discretionary and may involve a significant commitment of capital and other resources. Weak global and regional economic conditions, including United States and global macroeconomic issues, actual or perceived global banking and finance related issues, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs, trade controls and other trade barriers, labor shortages, supply chain disruptions, rising interest rates and inflation, spending environments, geopolitical instability, warfare and uncertainty, including the effects of the conflicts in the Middle East and Russia/Ukraine, and tensions between China and Taiwan, weak economic conditions in certain regions or a reduction in business spending, including spending on developing AI and machine learning capabilities and on cloud infrastructure, regardless of macroeconomic conditions, could adversely affect Corvex’s business, operating results, financial condition, and prospects, including resulting in longer sales cycles, a negative impact on its ability to attract and retain new customers, increase sales of its platform, or sell additional solutions and services to its existing customers, lower prices for its solutions and services, and slower or declining growth. Deterioration in economic conditions in any of the countries in which Corvex does business could also cause slower or impaired collections on accounts receivable, which may adversely impact its business, operating results, financial condition, and prospects.

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity, or acts of civil or international hostility, are increasing. In particular, the imposition of tariffs, trade controls, border taxes, or other barriers to trade may directly or indirectly impact Corvex’s business, operating results, financial condition, prospects, and stock price. For example, the current U.S. presidential administration has pursued an aggressive policy of tariffs in 2025, including certain tariffs that have been temporarily suspended, on imported goods from most countries and select countries have announced retaliatory tariffs in response, contributing to volatility in the markets. The international trade and tariff landscape is highly volatile and tariffs rates are subject to frequent change and negotiation. There can be no assurance that Corvex will be able to mitigate the impacts of the foregoing or any future changes in global trade dynamics on its business. Similarly, the potential for military conflict between China and Taiwan could have negative impacts on the global economy, including by affecting the supply of semiconductors from Taiwan, contributing to higher energy prices and creating uncertainty in the global capital markets. While Corvex does not currently have employees or direct operations in Taiwan, its suppliers rely heavily on semiconductors supplied by Taiwan which are an important component of its platform and any reduction in that supply could materially disrupt its operations.

Corvex may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war and regional geopolitical conflicts around the world, that could disrupt its business operations, and its business continuity and disaster recovery plans may not adequately protect it from a serious disaster.

Natural disasters or other catastrophic events may cause damage or disruption to Corvex’s operations, international commerce, and the global economy, and thus could have an adverse effect on it. Corvex’s business operations are also subject to interruption by fire, power shortages, flooding, and other events beyond its control. In addition, Corvex’s global operations expose it to risks associated with public health crises, such as pandemics and epidemics, which could harm its business and cause its operating results to suffer. Further, acts of war, armed conflict, terrorism and other geopolitical unrest, such as the conflicts in the Middle East and Russia/Ukraine and tensions between China and Taiwan, could cause disruptions in Corvex’s business or the businesses of its partners or the economy as a whole.

In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, cyberattack, or telecommunications failure experienced by Corvex or a critical third party vendor, Corvex may be unable to continue its operations and may endure system interruptions, reputational harm, delays in development of its platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on its future operating results. Additionally, all the aforementioned risks will be further increased if Corvex does not implement an effective disaster recovery plan or its partners’ disaster recovery plans prove to be inadequate.

Environmental, social, and governance factors may impose additional costs and expose it to new risks.

Compliance with environmental, social and governance (“ESG”) regulations and policies may result in increased costs associated with operating our business. Further, there is particular focus on concerns relating to AI and its impact on the environment, including the power-intensive nature of the industry, high consumption of water, and reliance on critical minerals and rare elements. Compliance with recently adopted and potential upcoming ESG requirements may require the dedication of significant time and resources. Corvex’s failure to manage public sentiment and the legal landscape in these areas on a timely basis, or at all, could adversely affect its reputation, business, and financial performance.

The level of insurance coverage that Corvex purchases may prove to be inadequate, which could materially and adversely impact its business, financial condition, and results of operations.

Corvex purchases insurance policies intended to cover certain operational, governance, property, cyber and business interruption risks. Insurance may be unavailable, insufficient, or subject to significant exclusions and deductibles and may not cover all losses, including those arising from floods and other catastrophic events, prolonged outages, destruction of critical data center hardware, or cyber incidents. Insurance markets for data center and cyber risks have become more expensive and capacity-constrained. Any shortfall between insurance recoveries and actual losses could materially adversely affect Corvex’s business, operating results, financial condition, and prospects. Corvex’s ability to recover under its insurance policies is subject to the determinations of insurers, which may be adverse to Corvex and could limit or eliminate anticipated coverage. The scope of coverage under these policies can be difficult to ascertain with certainty in some cases, and certain losses may be excluded. Insurers may also dispute or deny claims based on policy interpretations or exclusions.

Corvex may determine that it is necessary to expand its insurance coverage to address evolving risks; however, additional coverage may be unavailable or only obtainable at rates or terms that are not commercially reasonable. If adequate insurance coverage cannot be obtained or if claims are denied, Corvex may be required to bear substantial losses directly, which could materially and adversely affect its business, financial condition, and results of operations.

Risks Related to Ownership of the Combined Company’s Common Stock

The market price of the combined company’s common stock may be volatile, and you could lose all or part of your investment.

Neither Corvex nor Movano can predict the prices at which the common stock of the combined company will trade. The market price of the combined company’s common stock will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond the combined company’s control and may not be related to its operating performance. In addition, the limited public float of the combined company’s common stock will tend to increase the volatility of the trading price of its common stock. These fluctuations could cause you to lose all or part of your investment in the combined company’s common stock. Factors that could cause fluctuations in the market price of the combined company’s common stock include, but are not limited to, the following:

•        actual or anticipated changes or fluctuations in the combined company’s operating results;

•        the combined company’s incurrence of any indebtedness;

•        the combined company’s ability to produce timely and accurate financial statements;

•        the financial projections the combined company may provide to the public, any changes in these projections, or its failure to meet these projections;

•        announcements by the combined company or its competitors of new offerings or new or terminated significant contracts, commercial relationships, acquisitions, or capital commitments;

•        industry or financial analyst or investor reaction to the combined company’s press releases, other public announcements and filings with the SEC;

•        rumors and market speculation involving the combined company or other companies in its industry;

•        price and volume fluctuations in the overall stock market from time to time;

•        the overall performance of the stock market or technology companies;

•        the expiration of contractual lock up agreements and sales of shares of the combined company’s common stock by it or its stockholders;

•        failure of industry or financial analysts to initiate or maintain coverage of the combined company, changes in financial estimates by any analysts who follow its company, or its failure to meet these estimates or the expectations of investors;

•        actual or anticipated developments in the combined company’s business or its competitors’ businesses or the competitive landscape generally;

•        litigation or other proceedings involving Corvex, Movano, or the combined company or its industry, or investigations by regulators into its operations or those of its competitors;

•        developments or disputes concerning the combined company’s intellectual property rights or its solutions, or third-party proprietary rights;

•        new laws or regulations or new interpretations of existing laws or regulations applicable to the combined company’s business;

•        any major changes in the combined company’s management or its board of directors;

•        the global political, economic, and macroeconomic climate, including but not limited to, actual or perceived instability in the banking industry, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs, trade controls and other trade barriers, labor shortages, supply chain disruptions, potential recession, inflation, and rising interest rates;

•        other events or factors, including those resulting from war, armed conflict, including the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, incidents of terrorism, or responses to these events; and

•        cybersecurity incidents.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies, particularly during the current period of global macroeconomic and geopolitical uncertainty. These economic, political, regulatory, and market conditions may negatively impact the market price of the combined company’s common stock, regardless of its actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular company’s securities, securities class action litigation has often been instituted against that company. Securities litigation, if instituted against the combined company, could result in substantial costs and divert its management’s attention and resources from its business. This could have an adverse effect on the combined company’s business, operating results, financial condition, and prospects.

Sales of substantial amounts of the combined company’s common stock in the public markets, or the perception that they might occur, could cause the market price of its common stock to decline.

Sales of a substantial number of shares of the combined company’s common stock into the public market, and particularly sales by its directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of its common stock to decline.

In connection with the merger, the directors and officers of Movano and Corvex, as well as certain significant stockholders of Corvex, have agreed, subject to limited exceptions, not to transfer or otherwise dispose of shares of the combined company’s common stock (or securities convertible into common stock) for a period of 180 days after the effective time of the merger. As a result, for so long as the lock-up restrictions remain in effect, a substantial portion of the combined company’s outstanding common stock will be restricted from trading. The reduction in the available public float may limit the liquidity of the combined company’s common stock, increase the volatility of the trading price, and make it more difficult for investors to sell their shares at a desired time or price. Limited float can also exacerbate the impact of market or industry fluctuations and short-term trading dynamics on the price of the combined company’s common stock.

Upon expiration of the lock-up period, a significant number of additional shares may become eligible for sale in the public market. If the locked up parties sell substantial amounts of the combined company’s common stock in the public market after the lock-up restrictions expire, or if the market perceives that such sales could occur, the market price of the combined company’s common stock could decline materially.

Furthermore, because a meaningful portion of the combined company’s outstanding shares will be held by insiders and significant stockholders subject to lock-up restrictions, the interests of such holders with respect to the timing of sales or hedging transactions following the lock-up expiration may not be aligned with those of other stockholders. Any overhang created by the impending availability of a substantial number of shares for sale, combined with actual or anticipated sales after the lock-up period expires, could adversely affect the market price of the combined company’s common stock and its ability to raise additional capital through equity offerings on acceptable terms. Sales of a substantial number of such shares, or the perception that such sales may occur, could cause the combined company’s market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

The combined company may also issue its shares of common stock or securities convertible into shares of its common stock from time to time in connection with a financing, acquisition, investment, or otherwise. Any further issuance could result in substantial dilution to its existing stockholders and cause the market price of its common stock to decline.

If financial analysts issue inaccurate or unfavorable research regarding, or do not or cease to cover, the combined company’s common stock, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that financial analysts publish about it, its business, its market and its competitors. The combined company will not control these analysts or the content and opinions included in their reports. As a new public company, the analysts who publish information about the combined company’s common stock will have had relatively little experience with its business, which could affect their ability to accurately forecast its results and make it more likely that it fails to meet their estimates. If any of the analysts who cover the combined company issues an inaccurate or unfavorable opinion regarding its stock price, its stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If the combined company’s financial results fail to meet, or significantly exceed, its announced guidance, if any, or the expectations of analysts or public investors, analysts could downgrade its common stock or publish unfavorable research about it. If one or more of these analysts cease coverage of the combined company’s common stock or fail to publish reports on it regularly, its visibility in the financial markets could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company does not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of its common stock.

The combined company intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any dividends on its capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of the combined company’s board of directors and will depend on its financial condition, operating results, capital requirements, general business conditions, restrictions in its debt instruments and other factors that its board of directors may deem relevant. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in the combined company’s anticipated charter documents and under Delaware law could make an acquisition of its company, which may be beneficial to its stockholders, more difficult and may limit attempts by its stockholders to replace or remove its current management and members of its board of directors.

Provisions that will be in the combined company’s amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition or other change of control of its company that the stockholders may consider favorable. In addition, because the combined company’s board of directors is responsible for appointing the members of its management team, these provisions may frustrate or prevent any attempts by its stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of its board of directors. Among other things, the combined company’s amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•        provide that the combined company’s board of directors is classified into three classes of directors with staggered three-year terms;

•        permit the combined company’s board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•        require supermajority voting to amend some provisions in the combined company’s amended and restated certificate of incorporation and amended and restated bylaws;

•        authorize the issuance of “blank check” preferred stock that the combined company’s board of directors could use to implement a stockholder rights plan;

•        provide that only the majority of the combined company’s board of directors, the chair of the board of directors or each of the Chief Executive Officers may call a special meeting of stockholders;

•        eliminate the ability of stockholders to call special meetings of stockholders;

•        do not provide for cumulative voting;

•        because the combined company’s board is classified, provide that directors may only be removed by the board of directors, with or without cause;

•        prohibit stockholder action by written consent, requiring all stockholder actions to be taken at a duly called meeting of stockholders;

•        provide that the combined company’s board of directors is expressly authorized to adopt, amend or repeal the bylaws, and that stockholder amendments to the bylaws require a supermajority vote;

•        establish advance notice requirements for nominations for election to the combined company’s board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

•        designate exclusive forums for certain stockholder litigation.

Moreover, Section 203 of the DGCL, may discourage, delay, or prevent a change in control of the combined company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between the combined company and holders of 15% or more of its common stock.

The combined company’s amended and restated certificate of incorporation will contain exclusive forum provisions for certain claims, which may limit its stockholders’ ability to obtain a favorable judicial forum for disputes with it or its directors, officers, or employees.

The combined company’s amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on its behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against it arising pursuant to the DGCL, its amended and restated certificate of incorporation, or its amended and restated bylaws, or any action asserting a claim against it that is governed by the internal affairs doctrine or asserting an “internal corporate claim” as defined in the DGCL.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The combined company’s amended and restated certificate of incorporation provides that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (“Federal Forum Provision”). While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by Corvex’s stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by the combined company’s stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Stockholders of the combined company will not be deemed to have waived its compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of the combined company’s securities shall be deemed to have notice of and consented to its exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with the combined company or its directors, officers, or employees, which may discourage lawsuits against it and its directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in the combined company’s amended and restated bylaws to be inapplicable or unenforceable in an action, it may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results, financial condition, and prospects.

The combined company could be subject to securities class action litigation.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect the combined company’s business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause it to opt for lower overall policy limits and coverage or to forgo insurance that it may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs, or incur substantially higher costs to maintain the same or similar coverage. These factors could make it more difficult for the combined company to attract and retain qualified executive officers and members of its board of directors.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the meaning of the federal securities laws in relation to Movano, Corvex, the merger and the other proposed transactions contemplated thereby. These forward-looking statements are based on current expectations and beliefs and involve risks and uncertainties that could cause actual results to differ materially from expectations. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “continue,” “could,” “design,” “estimates,” “expects,” “intends,” “may,” “plans,” “potentially,” “predict,” “pro forma” “seeks,” “should,” “will” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Movano, Corvex or the proposed transaction will be those that have been anticipated.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, projections, forecasts, the anticipated timing of filings, proposed new products or developments or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and the closing of the merger, Movano’s ability to solicit a sufficient number of proxies to approve the merger and other matters related to the closing of the merger.

Important factors that could cause actual results and conditions to differ materially from those indicated in the forward-looking statements include, among others, the following:

•        the risk that the conditions to the closing of the merger or the proposed transactions are not satisfied, including the failure to timely obtain approval of the proposed merger from both Movano’s and Corvex stockholders, if at all;

•        uncertainties as to the timing of the consummation of the merger and the proposed transactions and the ability of each of Movano and Corvex to consummate the proposed transactions;

•        uncertainties as to the timing of the consummation of any Movano legacy asset sale and uncertainties as to whether Movano’s stockholders will receive any proceeds from the sale of any Movano legacy asset sale;

•        risks related to the outstanding indebtedness under the Loan Agreement and Movano’s ability to satisfy its obligations thereunder;

•        risks related to Movano’s continued listing on Nasdaq until closing of the merger and the proposed transactions and the combined company’s ability to remain listed following the closing;

•        risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the merger or the proposed transactions, including with respect to future financial and operating results, legislative, regulatory, political and economic developments, and those uncertainties and factors;

•        risks related to Movano’s and Corvex’s ability to correctly estimate their respective operating expenses and their respective expenses associated with the merger and the proposed transactions, as well as uncertainties regarding the impact that any delay in the closing would have on the anticipated cash resources of the combined company, and other events and unanticipated spending and costs that could reduce the combined company’s cash resources;

•        the risk that as a result of adjustments to the exchange ratio, Movano stockholders and Corvex stockholders could own more or less of the combined company than is currently anticipated;

•        risks related to the market price of Movano’s common stock relative to the value suggested by the exchange ratio;

•        risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the merger and the proposed transactions;

•        changes in legislative, regulatory, political and economic developments beyond the parties’ control;

•        the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;

•        the risk that the Merger Agreement may be terminated in circumstances that require Movano to pay a termination fee;

•        the effect of the announcement or pendency of the merger on Movano’s or Corvex’s business relationships, operating results and business generally;

•        risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of Movano or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages;

•        expectations regarding the strategies, prospects, plans, expectations and objectives of management of Movano or Corvex for future operations of the combined company following the closing;

•        the fact that under the terms of the Merger Agreement, Movano is restrained from soliciting other acquisition proposals during the pendency of the merger, except in certain circumstances;

•        success in attracting and retaining Movano’s and Corvex’s officers, directors and key employees and other highly qualified personnel;

•        the ability of Movano, Corvex or the combined company to protect their respective intellectual property rights;

•        developments and projections relating to the combined company’s competitors or industry; and

•        expectations concerning Movano’s or Corvex’s relationships and actions with third parties.

You should not rely upon forward-looking statements as predictions of future events. Neither Movano nor Corvex can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.

For a discussion of the factors that may cause Movano, Corvex or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Movano and Corvex to complete the merger and the effect of the merger on the business of Movano, Corvex and the combined company, see the sections titled “Risk Factors” and “Where You Can Find More Information” in this proxy statement/prospectus.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Movano, Corvex or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus speak only as of the date on which the statements were made. Neither Movano nor Corvex undertakes any obligation to update any forward-looking statements for any reason after the date of this proxy statement/prospectus or to conform these statements to actual results or to changes in expectations, even if new information becomes available in the future, unless required by law.

THE SPECIAL MEETING OF MOVANO STOCKHOLDERS

Date, Time and Place

The special meeting of Movano stockholders will be held on            , 2026, at 9:00 a.m., Pacific Time, unless postponed or adjourned to a later date. Movano stockholders will be able to attend and participate in the Movano special meeting online by visiting            . Movano is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Movano Board for use at the Movano special meeting and any adjournments or postponements of the special meeting. This proxy statement/prospectus will be furnished to stockholders of Movano on or about            , 2026.

Purposes of the Movano Special Meeting

The purposes of the Movano special meeting are:

1.      To approve (i) the issuance of shares of Movano common stock, which will represent more than 20% of the shares of Movano common stock outstanding immediately prior to the merger, to stockholders of Corvex, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and pursuant to Nasdaq Listing Rule 5635(a) and (ii) the change of control of Movano resulting from the merger pursuant to Nasdaq Listing Rule 5635(b);

2.      To approve the 2026 Plan (as defined in the accompanying proxy statement/prospectus), which is the combined company’s 2026 Equity Incentive Plan, in the form attached as Annex D to the accompanying proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger;

3.      To approve the 2026 ESPP (as defined in the accompanying proxy statement/prospectus), which is the combined company’s 2026 Employee Stock Purchase Plan, in the form attached as Annex E to the accompanying proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger; and

4.      To approve an adjournment of the Movano special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal.

Recommendation of the Movano Board

•        The Movano Board has determined and believes that the issuance of shares of Movano common stock pursuant to the Merger Agreement is in the best interests of Movano and its stockholders and has approved such items. The Movano Board unanimously recommends that Movano stockholders vote “FOR” the Stock Issuance Proposal as described in this proxy statement/prospectus.

•        The Movano Board has determined and believes that it is advisable to, and in the best interests of, Movano and its stockholders to approve the 2026 Plan. The Movano Board unanimously recommends that Movano stockholders vote “FOR” the 2026 Plan Proposal as described in this proxy statement/prospectus.

•        The Movano Board has determined and believes that it is advisable to, and in the best interests of, Movano and its stockholders to approve the 2026 ESPP. The Movano Board unanimously recommends that Movano stockholders vote “FOR” the 2026 ESPP Proposal as described in this proxy statement/prospectus.

•        The Movano Board has determined and believes that it is advisable to, and in the best interests of, Movano and its stockholders to approve an adjournment of the Movano special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal. The Movano Board unanimously recommends that Movano stockholders vote “FOR” the Adjournment Proposal as described in this proxy statement/prospectus.

Record Date and Voting Power

The Movano Board set            ,            as the record date for determining the holders of shares of the Movano common stock and Series A Preferred Stock entitled to notice of and to vote at the special meeting. Holders of record of shares of the Movano common stock and Series A Preferred Stock as of the close of business on the record date will be entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were (i)            shares of Movano common stock issued and outstanding and entitled to vote and (ii)            shares of Movano Series A Preferred Stock issued and outstanding and entitled to vote. Each share of Movano common stock is entitled to one vote on any matter presented to stockholders at the special meeting. Each share of Movano Series A Preferred Stock is entitled to a number of votes equal to the number of shares of Movano common stock into which such Series A Preferred Stock would be convertible into, subject to certain beneficial ownership limitations set forth in the certificate of designations for the Series A Preferred Stock. As of the record date, the Series A Preferred Stock were convertible into            shares of common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Movano Board for use at the Movano special meeting.

If you are a stockholder of record of Movano as of the record date referred to above, you may vote in person at the Movano special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Movano special meeting, Movano urges you to vote by proxy to ensure your vote is counted. You may still attend the Movano special meeting and vote in person if you have already voted by proxy. As a stockholder of record you are entitled:

•        to vote in person, come to the Movano special meeting and Movano will give you a ballot when you arrive.

•        to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Movano before the Movano special meeting, Movano will vote your shares as you direct.

•        to vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m. Eastern Time on            , 2026 to be counted.

If your Movano shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your Movano shares. If you do not give instructions to your broker, your broker can vote your Movano shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under Nasdaq rules on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Movano shares will be treated as broker non-votes. All Movano Stockholder Proposals will be non-discretionary items.

All properly executed proxies that are not revoked will be voted at the Movano special meeting and at any adjournments or postponements of the Movano special meeting in accordance with the instructions contained in the proxy. If a holder of Movano common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted:

•        “FOR” the Stock Issuance Approval to approve the issuance of shares of Movano common stock pursuant to the Merger Agreement;

•        “FOR” the 2026 Plan Proposal to approve the 2026 Plan.

•        “FOR” the 2026 ESPP Proposal to approve the 2026 ESPP.

•        “FOR” the Adjournment Proposal to approve an adjournment of the Movano special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal.

Movano stockholders of record, other than those Movano stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Movano special meeting in one of four ways.

•        You may submit another properly completed proxy with a later date by mail or via the internet.

•        You can provide your proxy instructions via telephone at a later date.

•        You may send a notice that you are revoking your proxy over the internet, following the instructions provided on the proxy card.

•        You may attend the Movano special meeting online. Upon entry of your 16-digit control number which is included on your proxy card or on the instructions that accompanied your proxy materials. The control number is designed to verify your identity and allow you to vote your shares of Movano common stock at the Movano special meeting or to vote by proxy prior to the Movano special meeting. If you attend the Movano special meeting and vote via the Internet, your vote will revoke any proxy that you have previously submitted. Simply attending the Movano special meeting will not, by itself, revoke your proxy.

If a Movano stockholder who owns shares of Movano common stock in “street name” has instructed a broker to vote its shares of Movano common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

The presence at the Movano special meeting of the holders of a majority of the shares of Movano common stock outstanding and entitled to vote at the Movano special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum.

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Stock Issuance Proposal	FOR votes from the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon at a meeting at which a quorum is present	Against	None
2	2026 Plan Proposal	FOR votes from the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon at a meeting at which a quorum is present	Against	None
3	2026 ESPP Proposal	FOR votes from the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon at a meeting at which a quorum is present	Against	None
4	Adjournment Proposal	FOR votes from the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon at a meeting at which a quorum is present	Against	None

The Stock Issuance Proposal is a condition to the completion of the merger. The issuance of Movano common stock in connection with the merger and the change of control of Movano resulting from the merger will not take place unless the Stock Issuance Proposal is approved by the majority of the votes cast and the merger is consummated. In addition to the requirement of obtaining the approval of the majority of the votes cast of the Stock Issuance Proposal, the closing of the merger is subject to the satisfaction or waiver of each of the closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement — Conditions to the Closing of the Merger.”

If the Merger is not consummated, the 2026 Plan Proposal and the 2026 ESPP Proposal will be automatically withdrawn. Except as stated above, no Movano Proposal is contingent upon any other Movano Proposal.

As of December 5, 2025, Movano directors, executive officers and their affiliates owned approximately 5.7% of the outstanding shares of Movano common stock entitled to vote at the Movano special meeting (such shares representing approximately 5.1% of the voting power of the outstanding Movano common stock and Series A Preferred Stock, voting together as a single class, and, with respect to the Series A Preferred Stock, on an as-converted basis on December 5, 2025). As of December 5, 2025, all directors, officers and certain stockholders of Movano representing approximately 17.5% of the outstanding shares of Movano common stock and approximately 15.8% of the voting power of the outstanding Movano common stock and Series A Preferred Stock (voting together as a single class, and, with respect to the Series A Preferred Stock, on an as-converted basis) have entered into support agreements in connection with the merger to vote all shares of Movano common stock owned by them as of the record date in favor of the issuance of shares of Movano common stock in the merger pursuant to the Merger Agreement.

Solicitation of Proxies

Movano is paying the cost of soliciting proxies and will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to stockholders and obtaining their votes. In addition to soliciting the proxies by mail, certain of Movano’s directors, officers and regular employees, without compensation, may solicit proxies personally or by telephone, facsimile and email.

THE MERGER

This section and the section titled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the merger, including the Merger Agreement. While Movano and Corvex believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation between or among members of the Movano Board, members of Movano’s management, Movano’s advisors and representatives, or other parties, including Corvex and its respective advisors and representatives.

Following completion of a $24.2 million common stock and warrants financing in April 2024, which included an investment from a tier-one multi-billion dollar medical device company (the “Strategic Partner”), Movano focused primarily on obtaining FDA approval for its EvieMED Ring, which was expected to enable Movano to pursue significant commercial opportunities in the business-to-business channel, and leveraging success in these efforts to secure additional needed capital.

In August 2024, Movano engaged JonesTrading Institutional Services LLC (“JonesTrading”) as its financial advisor for a potential capital raise with new institutional investors. Movano received FDA approval for the EvieMED Ring in November 2024 and worked with JonesTrading to leverage this achievement to secure a capital raise with institutional investors from late December 2024 through early 2025. However, due to the Strategic Partner making an investment in a competitor and declining to provide any further funding to Movano and a poor environment in the capital markets, in general, Movano had not been able to complete an institutional round of financing by the early part of March 2025. In March 2025, Movano engaged Lake Street Capital Markets along with JonesTrading to pursue a public offering of equity securities and on March 17, 2025, Movano confidentially submitted to the SEC draft registration statement on Form S-1 for a potential public offering of its common stock. By late March 2025, Movano determined these efforts were not going to succeed and terminated these engagements.

In March 2025, Movano engaged The Benchmark Company LLC as placement agent for a potential secured convertible note financing and began discussions with Movano’s largest investor Peter Appel (“Party A”), with regard to terms.

On March 31, 2025, Movano had $4.4 million in cash and cash equivalents, $2.5 million in accounts payable and $7.8 million of total assets. On April 2, 2025, to conserve cash the Company initiated a reduction in force covering a total of 12 employees.

During March and April 2025 Movano continued discussions with Party A and The Benchmark Company with respect to terms of the potential secured convertible note financing. By late April 2025, the Movano Board determined to abandon the potential financing due to the short-term nature of the proposed financing and the significant dilution that it would have represented to existing stockholders.

In April 2025, Movano initiated a confidential process to explore strategic alternatives including a sale, merger or similar transaction to maximize stockholder value and had initial discussions regarding a potential transaction with multiple parties including the Strategic Partner.

During April and May 2025, the Strategic Partner conducted significant due diligence before ultimately declining to submit a proposal.

To conserve cash, in early May 2025, a total of eight Movano employees, including the entire executive management team, and all non-employee directors volunteered to accept restricted stock units in lieu of their salaries and any other cash compensation for the periods from May 1, 2025 to June 30, 2025 and from October 1, 2024 and June 30, 2025, respectively.

On May 14, 2025, Movano engaged Aquilo Partners as its advisor for a potential sale or other strategic transaction.

On May 15, 2025, Movano filed a Current Report on Form 8-K to report that it had initiated a process to explore strategic alternatives, including a sale, merger or similar transaction to maximize stockholder value and that it had engaged Aquilo Partners as its financial advisor and K&L Gates as its legal counsel.

From May 14, 2025 through June 4, 2025, Aquilo Partners contacted a total of 47 potential strategic acquirers. Of these parties, 12 signed new non-disclosure agreements and conducted some level of due diligence and eight took meetings. All such parties received non-confidential information pursuant to the new non-disclosure agreements or pre-existing non-disclosure agreements with Movano.

Beginning in late-May 2025, Movano also began exploring potential digital asset treasury (“DAT”) and reverse merger transactions. As part of this process, from late-May 2025 through September 2025, Movano entered into non-exclusive engagement letters with a total of five different investment banks, including Chardan Capital Markets LLC (“Chardan”) and had meetings with five potential DAT counterparties and two potential reverse merger counterparties, including Corvex, Inc.

On May 29, 2025, Movano received a non-binding offer from Party B, a privately held healthcare technology company, to acquire Movano for upfront cash consideration of $4.0 million and potential additional cash consideration totaling $5.0 million based on achievement of certain milestones (which offer represented upfront consideration per share equal to approximately $4.00 and maximum potential additional contingent consideration per share of approximately $5.00). In this proposal, Party B offered to make a $500,000 secured bridge loan to Movano.

On June 4, 2025, the Movano Board held a meeting at which representatives of Aquilo Partners and K&L Gates were present. The Movano Board discussed, among other things, the status of strategic and financing discussions to date, how Movano should respond to the initial proposal received from Party B, as well as Movano’s cash runway, and a potential wind down of business operations if Movano were unable to identify a strategic transaction.

In response to a counter proposal from Movano, on June 13, 2025, Party B submitted a revised non-binding offer to acquire Movano for upfront cash consideration of $5.0 million and potential additional cash consideration totaling $16.0 million based on achievement of certain product development and regulatory milestones (which offer represented upfront consideration per share equal to approximately $5.00 and maximum potential additional contingent consideration per share of approximately $16.00). In this proposal, Party B also offered to make a $500,000 secured bridge loan to Movano.

On June 18, 2025, the Movano Board held a meeting at which representatives of Aquilo Partners and K&L Gates were present. The Movano Board discussed, among other things, the status of strategic and financing discussions to date, how Movano should respond to the revised proposal received from Party B, as well as the potential to create value for stockholders via a non-conventional transaction like a reverse merger or DAT transaction. Management also reported on Movano’s cash position and near-term cash flow forecast. The Movano Board directed management to continue to pursue a potential sale transaction with Party B as well as other strategic transactions, including non-conventional transactions such as a reverse merger or DAT transaction.

During June 2025, Aquilo Partners continued its efforts to secure a potential sale or other strategic transaction, but by July 2025, the only party that continued to have interest in a potential acquisition was Party B.

On June 30, 2025, Movano had $2.1 million in cash and cash equivalents, $2.8 million in accounts payable and $5.7 million of total assets.

To conserve cash, in early July 2025, a total of eight Movano employees, including the entire executive management team, and all non-employee directors volunteered to accept restricted stock units in lieu of cash compensation for the period from July 1, 2025 to September 30, 2025.

On July 7, 2025, Movano received a written notice (the “Notice”) from the Listing Qualifications Department of Nasdaq indicating that because the closing bid price for the Company’s common stock has fallen below $1.00 per share for 30 consecutive trading days, it was no longer in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market (the “Bid Price Requirement”), and because it had not yet filed its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, it was not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”), which requires Nasdaq-listed companies to timely file all periodic financial reports. The Notice stated that Movano’s securities would be suspended from trading and delisted, unless it requested an appeal of such determination (the “Delisting Determination”) to Nasdaq’s Hearings Panel (the “Panel”) by July 14, 2025. Movano timely submitted a request for an appeal of such determination.

In response to a counter proposal from Movano, on July 14, 2025, Party B submitted a revised non-binding offer to acquire Movano for upfront cash consideration of $7.5 million and potential additional cash consideration totaling $16.5 million based on achievement of certain product development and regulatory milestones (which offer represented upfront consideration per share equal to approximately $7.50 and maximum potential additional contingent consideration per share of approximately $16.50). In this proposal, Party B also offered to make a $1.5 million secured bridge loan to Movano.

During July 2025, Movano began discussions with Party A regarding a potential secured bridge note financing on similar terms as the transaction proposed by Party B. On August 6, 2025, Movano entered into the Loan Agreement and related security agreement with an affiliate of Party A pursuant to which Movano received $1.5 million of financing. Given Movano’s limited resources and significant risk profile, the terms of the Bridge Financing included (i) a 90 day term, (ii) a lien covering substantially all of Movano’s assets and (iii) a potential $3.0 million repayment premium that would be payable unless Movano was able to complete a sale transaction, DAT transaction or reverse merger transaction satisfying certain minimum terms.

During August 2025 and September 2025, Movano continued its discussions with Party B regarding a proposed acquisition transaction. On August 12, 2025, Party B submitted a revised non-binding offer to acquire Movano for upfront cash consideration of $10.0 million (which offer represented upfront consideration per share equal to approximately $10.00). In this proposal, Party B also offered to make a $1.5 million secured bridge loan to Movano.

On August 13, 2025, the Movano Board held a meeting at which representatives of Aquilo Partners and K&L Gates were present. The Movano Board discussed, among other things, the status of strategic discussions to date and how Movano should respond to the revised proposal received from Party B. Over the next several days, Movano and Party B engaged in further negotiations over the terms of a strategic transaction between the parties.

On August 14, 2025, Movano provided a counteroffer to Party B that contemplated an upfront cash consideration of $16.0 million (which offer represented upfront consideration per share equal to approximately $16.00). Discussions continued between Party B and Movano over the next month as the parties disagreed about the terms of the proposal and the form and timing of the consideration.

On August 19, 2025, Movano appealed the Delisting Determination at a hearing with the Panel during which Movano submitted a plan to regain compliance with the Filing Requirement and the Bid Price Requirement.

During August 2025, representatives of Corvex and representatives of Chardan began exploring a potential strategic transaction that would result in Corvex becoming publicly listed on a U.S. exchange. On August 26, 2025, representatives of Chardan began discussing with representatives of Corvex potential engagement terms pursuant to which Chardan would serve as Corvex’s financial advisor in connection with one or more transactions that would result in Corvex becoming publicly listed on the New York Stock Exchange or Nasdaq.

On August 27, 2025, the Panel granted Movano’s request to continue its listing on Nasdaq, subject to the Company regaining compliance with (i) the Filing Requirement by filing its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025 on or before September 30, 2025, and (ii) the Bid Price Requirement by effecting a reverse stock split, on or before October 30, 2025. To address the Filing Requirement, on September 24, 2025, Movano filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025. To address the Bid Price Requirement, on October 10, 2025, Movano implemented a one-for-ten reverse stock split.

On September 3, 2025, Chardan contacted Movano with respect to Chardan advising Movano on a potential DAT transaction.

On September 5, 2025, Movano was introduced to Party C, a potential DAT transaction counterparty, and began discussions with Party C regarding a potential DAT transaction. On September 17, 2025, Party C met with the Movano Board and made a presentation regarding the subject token upon which it proposed to base a potential DAT transaction.

On September 6, 2025, Movano and Chardan executed an engagement letter (the “Movano-Chardan Engagement Letter”), pursuant to which Chardan agreed to act as Movano’s merger & acquisition and capital markets advisor with respect to potential DAT transactions and other financings. Pursuant to its terms, the Movano-Chardan Engagement Letter would become exclusive once Movano reached a preliminary agreement (e.g., executed letter of intent) with respect to a potential DAT transaction. The Movano-Chardan Engagement Letter outlined various terms, such as Chardan’s scope of engagement, expense reimbursement and compensation, including that Chardan is entitled to receive a financing fee of 5% of the aggregate amount of proceeds of any public and private equity and debt offering agreed by Movano during the term of the letter. From September 8, 2025 to October 7, 2025, Chardan introduced Movano to multiple potential counterparties and held regular calls to discuss potential crypto-related transactions. Chardan discussed two crypto/DAT opportunities with Movano, which resulted in Movano having preliminary meetings with such parties. However, neither prospect resulted in a term sheet or letter of intent being prepared on behalf of Movano. Additionally, in connection with Movano’s confidential filing of a registration statement on S-1, representatives of Chardan provided advisory services primarily with respect to disclosure to prepare for the potential implementation of a committed equity facility with Chardan (a “ChEF”).

On September 11, 2025, Chardan sent Corvex an engagement letter to act as Corvex’s exclusive financial advisor in connection with one or more potential transactions that would result in Corvex becoming publicly listed on the New York Stock Exchange or Nasdaq.

On September 19, 2025, to bolster its efforts to arrange a potential DAT transaction, Movano confidentially submitted to the SEC draft registration statements on Form S-1 for a potential PIPE and equity line of credit financings.

On September 26, 2025, at Movano’s annual meeting, stockholders approved a reverse stock split and an increase in authorized shares, after which, on October 8, 2025, Movano filed a Certificate of Amendment for a 1-for-10 reverse stock split with the Secretary of State of the State of Delaware, with the split effective at 12:01 a.m. Eastern Time on October 10, 2025. Trading commenced on a split-adjusted basis on October 10, 2025, with the stated purpose of regaining compliance with the minimum bid price requirement.

From September 19, 2025 through September 29, 2025, Movano management had additional discussions with Party B regarding a potential revised transaction structure under which Party B would acquire Movano’s assets (but no liabilities) for cash, which would enable Movano to achieve additional value for stockholders via an alternative transaction such as a DAT transaction.

Following these negotiations and review by the Movano Board of the revised terms, on September 29, 2025, Movano executed a non-binding letter of intent with Party B to acquire substantially all of the Movano’s assets (but no liabilities) for total cash consideration of $10.0 million (which offer represented consideration per share equal to approximately $10.00 prior to taking into account Movano’s outstanding liabilities). In this letter of intent Movano agreed to an exclusivity provision under which it was prohibited from entering into or continuing any discussions with any other parties regarding a potential sale of its medical device assets through October 31, 2025. Movano continued its efforts to enter into a reverse merger or DAT transaction in addition to the asset sale with Party B.

On September 30, 2025, Movano had $2.0 million in cash and cash equivalents, $6.9 million in current liabilities and $5.6 million of total assets.

On October 1, 2025, Movano received a written notice from Nasdaq indicating that because its stockholders’ equity was approximately $1.6 million as of June 30, 2025 it was not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires companies listed on The Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing (the “Stockholders’ Equity Requirement”) which served as an additional basis for Movano to be delisted from Nasdaq. As permitted by applicable rules, Movano timely presented a written plan of compliance to the Panel with respect to the Stockholders’ Equity Requirement.

During the first half of October 2025, Party B conducted due diligence and in the second half of October 2025, representatives from Party B met with representatives from Movano and indicated Party B would only be willing to move forward with a potential transaction at a substantial reduction in the purchase price. At such purchase price, no net proceeds would have been received that would be distributable to Movano’s stockholders.

To conserve cash, in early October 2025, a total of five Movano employees, including two members of the executive management team, and all non-employee directors volunteered to accept restricted stock units in lieu of cash compensation for the period from October 1, 2025 to December 31, 2025.

In early October 2025, following initial contact facilitated by Chardan, Movano began discussions with Corvex regarding a potential reverse merger transaction introduced to Movano by Chardan. During the discussion, Movano informed Corvex that it would require terms that permitted Movano to continue its efforts to sell its existing medical device assets and distribute the net proceeds from any such sale to its existing stockholders.

On October 5, 2025, Movano was introduced to Party D and began discussions regarding a potential DAT transaction. From October 5, 2025 through October 9, 2025, Party D conducted due diligence on Movano and its business. On October 9, 2025, Party D met with the Movano Board and made a presentation regarding its proposal for a DAT transaction, including a discussion of the subject token. Party D’s proposal was contingent upon Movano’s agreement to accept the proposal and agree to exclusivity by no later than the close of business later that day.

On October 7, 2025, Chardan hosted an introductory call between Corvex and Movano to discuss a potential business combination. Also on October 7, 2025, Movano was notified by Nasdaq that it had regained compliance with the Filing Requirement.

On October 9, 2025, representatives from Corvex met with the Movano Board and made a presentation regarding Corvex’s business and its proposal for a reverse merger transaction.

On October 9, 2025, due to its determination that pursuit of the proposed Corvex transaction was in the best interest of stockholders, the Movano Board determined that Movano should not agree to exclusivity with Party D. Following communication from Movano that it would not be agreeing to exclusivity on October 9, 2025, Party D ceased further discussions with Movano regarding a potential DAT transaction.

From October 9, 2025 to October 13, 2025, Movano negotiated with Corvex regarding the terms of proposed reverse merger transaction. The parties also discussed the terms of financing transactions to be effected concurrently with the signing and announcement of a merger transaction, including a possible bridge financing, PIPE transaction and an equity line of credit for Movano with Chardan and a private placement of equity capital for Corvex in the form of a SAFE.

On October 10, 2025, representatives of Chardan on behalf of Corvex circulate a draft non-binding letter of intent regarding the proposed business combination to Movano, which, based on certain assumed relative values, would have resulted in Movano’s stockholders owning approximately 3.8% of the post-merger entity’s outstanding shares, as well as the potential for a contingent value right related to the available net proceeds of the sale of Movano’s legacy medical device business, after debt paydown and related expenses.

As set forth in the initial draft, the letter of intent included an acknowledgement by each of Corvex and Movano that (i) Chardan was engaged as Corvex’s exclusive merger & acquisition and capital markets advisor in connection with the proposed business combination and (in the capacity as placement agent) of the proposed concurrent financing; (ii) Chardan was also engaged as Movano’s merger & acquisition and capital markets advisor with respect to certain transactions and related financings contemplated by the Movano-Chardan Engagement Letter and (iii) Chardan was expected to act as the purchaser of Movano’s securities pursuant to a continuous equity facility. The letter of intent further outlined the expectation that, concurrently with the execution of such letter of intent, Chardan and Movano would amend the Movano-Chardan Engagement Letter to clarify that Chardan would not be engaged by Movano, nor entitled to receive a fee from Movano, with respect to the proposed business combination, but that it would remain engaged by Move as a placement agent with respect to the proposed concurrent financing pursuant to the Movano-Chardan Engagement Letter.

From October 10, 2025 through October 13, 2025, Movano and Corvex negotiated the terms of the letter of intent. Following negotiations, Movano and Corvex agreed to revised terms that, based on certain assumed relative values, were expected to result in Movano’s stockholders owning approximately 5.2% of the post-merger entity’s outstanding shares, and on October 13, 2025, Movano and Corvex executed a non-binding letter of intent for a reverse merger transaction embodying these revised terms.

On October 12, 2025, Movano and Chardan amended the Movano-Chardan Engagement Letter, which was replaced by a second amendment between the parties on November 4, 2025. The amended Movano-Chardan Engagement letter addressed the proposed business combination between Movano and Corvex by acknowledging, among other things, that Chardan was not engaged by Movano with respect to the proposed business combination with Corvex, and that Chardan was engaged as Movano’s capital markets advisor or placement agent with respect to any other financings.

From October 13, 2025 through November 5, 2025, Movano and Corvex and their representatives, including K&L Gates, counsel to Movano, and DLA Piper LLP (US) (“DLA Piper”), counsel to Corvex, conducted their respective due diligence investigations, which included written responses to extensive diligence and supplemental diligence requests and a number of videoconferences focused on a variety of diligence topics, including finance, regulatory, legal and intellectual property. Also participating in the due diligence review and videoconferences was Chardan and its legal representatives, Goodwin Procter LLP (“Goodwin”). During this period, the parties also negotiated the terms of a bridge financing pursuant to a Preferred Stock Subscription Agreement (the “Series A Subscription Agreement”) and a $1,000,000,000 committed equity facility with Chardan pursuant to a ChEF purchase agreement (the “ChEF Purchase Agreement”). During this period Movano, Corvex, Chardan and their respective representatives and advisors held regular all-hands meetings to discuss the status of diligence matters, transaction documents and other topics related to the proposed Merger and financing transactions.

On October 14, 2025, Movano and Corvex held a call with representatives of K&L Gates, DLA Piper, Goodwin and Chardan to discuss next steps and a go-forward plan for the transaction. Movano and Corvex agreed to recurring semi-weekly calls with such representatives through the signing of a definitive merger agreement.

On October 24, 2025, Corvex executed an engagement letter with Chardan pursuant to which Chardan would act as Corvex’s financial advisor and exclusive M&A advisor for Corvex’s proposed business combination transaction with Movano.

Also on October 24, 2025, representatives of DLA Piper sent to representatives of K&L Gates a first draft of the Merger Agreement. During the following days, representatives of K&L Gates reviewed and discussed the terms of the Merger Agreement with Movano management and the chair of the Movano Board.

From October 10, 2025 through November 6, 2025, Movano negotiated with Party A regarding an amendment to the Loan Agreement to extend the term to enable Movano to complete the proposed Merger.

On October 27, 2025, the Movano Board held a meeting at which representatives of Aquilo Partners and K&L Gates were present. The Movano Board discussed, among other things, the status of discussions with Party B and how Movano should respond to the decreased proposal received from Party B. Based on its assessment that the revised terms were not in the best interests of Movano’s stockholders, the Movano Board determined that Movano would terminate discussions with Party B regarding a potential transaction, which following the termination of the exclusivity period on October 31, 2025, would enable Movano to recommence efforts to sell the legacy medical device assets to third parties. At the meeting the Movano Board also discussed the status of negotiations with Corvex regarding the proposed Merger and financing transactions and the status of negotiations with Party A regarding an amendment to the Loan Agreement.

On October 28, 2025, representatives of Movano, Chardan, K&L Gates and Goodwin met with Movano’s special Nasdaq advisors to discuss the Stockholders’ Equity Requirement deficiency and the impacts of various structuring options with respect to the proposed merger and bridge financing.

On October 29, 2025, representatives of Movano met with representatives of Corvex, K&L Gates, DLA Piper, Chardan and Goodwin as part of ongoing legal, intellectual property, and regulatory due diligence.

On October 30, 2025, Movano met with Corvex, K&L Gates, DLA Piper, Goodwin and Chardan, and the Company’s auditors to discuss financial due diligence. K&L Gates delivered to DLA Piper an issues list covering various provisions in the Merger Agreement and K&L Gates and DLA Piper held a call to discuss the principal open issues on the Merger Agreement later that day. Between October 30, 2025 and November 5, 2025, representatives of K&L Gates and DLA Piper exchanged drafts of the Merger Agreement and related documents and participated in discussions regarding the terms of the Merger Agreement and related documents. The items negotiated with respect to the Merger Agreement and related documents included, among other things: the representations and warranties to be made by the parties; the calculation of the exchange ratio, including the adjustments thereto related to the concurrent financing transactions, Movano’s liabilities at closing and variances from Movano’s budget as agreed between the parties; the inclusion of an earn-out to Corvex’s stockholders if certain trading price thresholds are met; interim operating covenants, including Movano’s ability to sell its legacy assets and distribute the proceeds to its stockholders; the conditions to completion of the Merger; and the remedies available to each party under the Merger Agreement, including the triggers and values of the termination fees and expense reimbursement payable to each of the parties and the outside date for the proposed transaction.

On November 3, 2025, the Movano Board held a meeting at which representatives of K&L Gates were present. During the meeting, representatives of K&L Gates reviewed the fiduciary duties of the Movano Board in connection with the proposed transaction with Corvex, as well as the terms of the Merger Agreement and other ancillary agreements. The Movano Board discussed Movano’s evaluation of strategic alternatives, including the potential alternative transactions the Movano Board had already considered, as well as its discussion of a potential wind down of Movano and its business. The Movano Board then discussed various considerations with respect to the proposed transaction, including those risks discussed in previous meetings and as summarized under “The Merger — Movano’s Reasons for the Merger.” The Movano Board and Movano management discussed these and other considerations in comparison with proceeding with a wind down of the company’s regular business operations and a subsequent dissolution of the company and concluded that, based a review of the proposed Corvex transaction and the terms of the Merger Agreement and other agreements, and discussions among the Movano Board at prior meetings, pursuing the Corvex transaction on the terms set forth in the Merger Agreement and related agreements was the preferred strategy. Following such discussion, the Movano Board: (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Movano and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of Movano common stock to the stockholders of Corvex pursuant to the Merger Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Movano approve the Merger. At the November 3, 2025 meeting, the Movano Board also approved the bridge financing, including the Series A Subscription Agreement and the committed equity facility with Chardan, including the ChEF Purchase Agreement.

On November 3, 2025, Movano and an affiliate of Party A agreed to a two-day extension of the maturity date of the Loan Agreement to provide additional time for Party A and Movano to finalize the terms of an amendment thereto in connection with the entry into of a final Merger Agreement.

On November 6, 2025, the parties executed the Merger Agreement, the Series A Stock Purchase Agreement, the ChEF Purchase Agreement and the other applicable transaction documents.

On November 6, 2025, Movano and an affiliate of Party A agreed to a second amendment to the Party A Bridge Financing under which the maturity date was extended until March 31, 2026 and Movano agreed that it would sell its assets only if in connection therewith the Party A Bridge Financing was fully satisfied. The second amendment further provided that if the debt was not so satisfied prior to closing of the merger, Movano would transfer its legacy assets to Party A in full satisfaction of the debt.

On the morning of November 10, 2025, prior to the opening of trading on Nasdaq, Movano and Corvex issued a joint press release announcing entry into the Merger Agreement. Movano also filed a current report on Form 8-K with the SEC announcing, among other things, the execution of the Merger Agreement, the Series A Subscription Agreement, the ChEF Purchase Agreement, and the second amendment to the Loan Agreement.

On November 11, 2025, Movano was notified by Nasdaq that it had regained compliance with the Bid Price Requirement.

From November 1, 2025 through December 9, 2025, Aquilo Partners contacted a total of 57 potential strategic acquirers of Movano’s legacy health care operations, many of whom had previously engaged in discussions with Movano prior to Movano going exclusive with Party B. Of these parties, 22 conducted some level of due diligence, took meetings or received non-confidential information.

Movano Reasons for the Merger

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Movano Board held numerous meetings, consulted with Movano’s management, advisors and outside legal counsel and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Movano Boards considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

•        the historical and current information concerning Movano’s business, financial performance, financial condition, operations, management and competitive position, the prospects of Movano and its products, the nature of the medical device industry generally, including financial projections of Movano under various scenarios and its short- and long-term strategic objectives;

•        that Corvex’s differentiated set of GPU-as-a-Service and AI-as-a-Service capabilities and proprietary Amplified AI Cloud platform, as well as its growing sales pipeline, which strategically positions the combined company to create a pure-play platform for secure AI infrastructure and high-performance inference;

•        that the Movano Board undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and the Movano Board’s view that no alternatives to the Merger (including remaining a standalone company, a liquidation and dissolution of Movano and the distribution of any available cash, and alternative strategic transactions) were reasonably likely to create greater value to Movano’s stockholders

•        that the merger would provide existing Movano stockholders with a significant opportunity to participate in the potential growth of the combined company following the merger;

•        that the combined company is expected to be led by an experienced senior management team and a board of directors with representation from each of the current Movano Board and Corvex Board;

•        the potential for Movano’s stockholders to receive a dividend payment representing the proceeds received from a sale or other disposition of any Movano Legacy Assets to the extent such proceeds from the sale exceed the amounts owed under the Loan Agreement;

•        the Movano Board’s belief, after thorough review of strategic alternatives and discussions with Movano’s management and outside legal counsel, that the Merger is more favorable to Movano’s stockholders than the potential value that might have resulted from other strategic alternatives available to Movano, including a liquidation and dissolution of Movano and the distribution of any available cash; and

•        the terms of the Merger Agreement and associated transactions, including the relative percentage ownership of Movano stockholders and Corvex stockholders immediately following the closing of the merger, the reasonableness of the fees and expenses related to the merger and the likelihood that the merger will be completed.

The Movano Board also reviewed the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:

•        the calculation of the Exchange Ratio and the estimated number of shares of Movano common stock to be issued in the Merger, including that the valuation of Movano under the Merger Agreement would be reduced to the extent that Movano’s liabilities exceed $5.0 million at the Closing, which would result in a decrease in the ownership of the pre-Merger Movano stockholders in the combined company;

•        the number and nature of the conditions to Movano’s and Corvex’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis, as more fully described below in the caption “The Merger Agreement — Conditions to the Closing of the Merger”;

•        the respective rights of, and limitations on, Movano and Corvex under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the Merger, as more fully described below under the caption “The Merger Agreement — Non-Solicitation”;

•        the potential termination fee of $500,000 (plus reimbursement of expenses), which would become payable by Movano to Corvex if the Merger Agreement is terminated in certain circumstances, as more fully described below under the captions “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fees”;

In the course of its deliberations, the Movano Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•        the $500,000 termination fee payable by Movano upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative acquisition that may be more advantageous of Movano’s stockholders;

•        the substantial expenses to be incurred by Movano in connection with the Merger;

•        the prohibition on Movano to solicit alternative acquisition proposals during the pendency of the Merger;

•        the possible volatility of the trading price of Movano common stock resulting from the announcement, pendency or completion of the Merger;

•        the risk that the Merger might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Merger or the failure to complete the Merger on the reputation of Movano;

•        the possibility that the remaining Movano Legacy Assets may not be sold for sufficient proceeds to allow Movano’s stockholders to receive consideration related to a sale or other disposition of a Movano Legacy Asset; and

•        the various other risks associated with the combined company and the proposed transaction, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” of this proxy statement/prospectus.

The foregoing information and factors considered by the Movano Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Movano Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Movano Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Movano Board may have given different weight to different factors. The Movano Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Movano management and outside legal counsel, and considered the factors overall to be favorable to, and to support, its determination.

Corvex Reasons for the Merger

In the course of reaching its decision to approve the Merger Agreement and the related transactions, the Corvex Board consulted with its senior management and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•        the potential increased access to sources of capital at a lower cost and a broader range of investors to support Corvex’s commercialization efforts than it could otherwise obtain if it continued to operate as a privately-held company;

•        the ability to access institutional investors who may otherwise be unable to invest in a privately-held company;

•        the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•        the Corvex Board’s belief that no alternatives to the merger were reasonably likely to create greater value for the Corvex stockholders after reviewing the various strategic options to enhance stockholder value that were considered by the Corvex Board;

•        the expectation that the merger with Movano would be a more time- and cost-effective means to access capital than other options considered;

•        the cash resources of the combined company expected to be available at the closing of the merger, including an aggregate of $40.0 million raised from concurrent private placement financings;

•        the availability of appraisal rights under the DGCL to holders of Corvex common stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Corvex common stock as determined by the Delaware Court of Chancery;

•        the terms and conditions of the Merger Agreement, including, without limitation, the following:

•        the determination that the expected relative percentage ownership of Movano stockholders and Corvex stockholders in the combined company was appropriate based, in the judgment of the Corvex Board, on the Corvex Board’s assessment of the approximate valuations of Movano and Corvex and the comparative costs and risks associated with alternatives to the merger;

•        the intention that the merger qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, with the result that the Corvex stockholders should generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Corvex common stock for Movano common stock pursuant to the merger, except to the extent of any cash received in lieu of fractional shares of Movano common stock;

•        the limited number and nature of the conditions of the obligation of Movano to consummate the merger; and

•        the conclusion of the Corvex Board that the potential termination fee of $500,000 payable by Movano to Corvex and the circumstances when such fee may be payable, were reasonable;

•        the fact that shares of Movano common stock to be issued to Corvex stockholders will be registered on a Form S-4 registration statement by Movano and will become freely tradable;

•        the belief that increased visibility as a public company would provide access to additional strategic partnering transactions; and

•        the likelihood that the merger will be consummated on a timely basis.

The Corvex Board also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

•        the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Corvex and the ability of Corvex to obtain financing in the future in the event the merger is not completed;

•        the risk that the merger might not be consummated in a timely manner or at all;

•        the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

•        the additional public company expenses and obligations that Corvex’s business will be subject to following the merger that it has not previously been subject to; and

•        various other risks associated with the combined company and the merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus.

No Fairness Opinion

Movano has not received, and, as of the date hereof, does not intend to obtain, an opinion from any financial advisor, investment banker, or other firm or person performing a similar function, with respect to the fairness of the exchange ratio, from a financial point of view, to the holders of Movano common stock. The Exchange Ratio was reached through negotiation by Movano and Corvex, and was found to be fair to the stockholders of Movano by the Movano Board. In determining whether to obtain a fairness opinion in connection with consideration of the merger, the Movano Board considered the cost of such an opinion as well as, among other factors, the extensive negotiations with Corvex by Movano, the Movano Board’s assessment of the prospects for Corvex based on its evaluation of its business, when compared to and in light of Movano’s current market value and its financial position and the fact that the Merger Agreement permits Movano to market its legacy assets for sale and distribute any net proceeds to its stockholders.

Interests of the Movano Directors and Executive Officers and Others in the Merger

In considering the recommendation of the Movano Board with respect to issuing shares of Movano common stock as contemplated by the Original Merger Agreement and the other matters to be acted upon by the Movano stockholders at the Movano special meeting, the Movano stockholders should be aware that certain members of the Movano Board and executive officers of Movano have interests in the merger that may be different from, or in addition to, the interests of the Movano stockholders. These interests relate to or arise from the matters described below. The Movano Board and Corvex Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the transactions contemplated thereby, and to recommend, as applicable, that the Movano stockholders approve the Movano proposals to be presented to the Movano stockholders for consideration at the Movano special meeting as contemplated by this proxy statement/prospectus.

Severance Payments

The employment agreements of Movano’s executive officers provide for post-employment compensation arrangements. These Movano employment agreements establish the amount of severance payments and benefits available in the event of a termination of employment by Movano without other than for “cause” (as such term is defined in the respective agreements).

Movano entered into an “at-will” amended and restated offer letter with no fixed term with Mr. Leabman, the Company’s Chief Technology Officer and a Director, effective November 29, 2019, which was amended pursuant to a first amendment dated February 10, 2021 (as amended, the “Leabman Offer Letter”). The Leabman Offer Letter provides that (1) if Mr. Leabman is terminated by Movano other than for Cause he is entitled to receive cash severance in an amount equal to 12 months of base salary plus a pro-rated amount of his target bonus based on the number of days he is employed during the year of termination and (2) if there occurs a change in control and in the period prior to and in connection with or in anticipation of such change in control and ending on the one-year anniversary of the consummation of such change in control, Mr. Leabman is terminated by Movano other than for

Cause, 100% of any such options that remain unvested will immediately vest. “Cause” includes, among other items, Mr. Leabman’s conviction of a felony involving fraud, misappropriation, embezzlement or dishonesty in conjunction with his duties to Movano or repeated willful failure to perform his job duties as defined by the Movano Board or uncured material breach of the Leabman Offer Letter or Mr. Leabman’s confidential information and inventions assignment agreement with Movano. If Mr. Leabman’s employment is terminated by Movano without Cause upon the closing of the merger, Mr. Leabman would be entitled to receive approximately $375,000 in cash severance benefits.

The Company has entered into an offer letter with J. Cogan, the Company’s Chief Financial Officer on similar terms to the agreement entered with Michael Leabman. Mr. Cogan’s Offer Letter provides for severance in connection with an involuntary termination and the acceleration of his stock options in connection with a Change of Control on identical terms as those described in the description of Mr. Leabman’s offer letter above. If Mr. Cogan’s employment is terminated by Movano without Cause upon the closing of the merger, Mr. Cogan would be entitled to receive approximately $325,000 in cash severance benefits.

The Company entered into an offer letter with John Mastrototaro, the Company’s President, CEO and Director on similar terms to the agreement entered with Michael Leabman. Mr. Mastrototaro’s Offer Letter provides for severance in connection with an involuntary termination and the acceleration of his stock options in connection with a Change of Control on identical terms as those described in the description of Mr. Leabman’s offer letter above. If Mr. Mastrototaro’s employment is terminated by Movano without Cause upon the closing of the merger, Mr. Mastrototaro would be entitled to receive approximately $400,000 in cash severance benefits.

The merger will constitute a “change in control” for each of the Movano employment agreements described above.

Equity Awards and Movano Common Stock

Prior to the closing of the merger, the Movano Board will adopt resolutions to provide that each unexpired and unexercised Movano option, whether vested or unvested, shall be terminated. Movano warrants that are not exercised prior to the effective time shall continue in full force in accordance with their terms. It is not anticipated that the merger will have any effect on the outstanding Movano warrants.

As of December 5, 2025, the directors and officers of Movano held the following options, warrants and shares of Movano common stock:

Name	Number of Vested Options(1)	Value of Vested Options(1)	Number of Unvested Options	Value of Unvested Options(1)	Number of Warrants	Value of Warrants(2)	Number of Shares of Movano Common Stock	Value of Movano Common Stock(3)
Ruben Caballero	25,499	$160,605.00	1,000	—	147	—	535	$4,665.20
J Cogan	89,068	$633,709.98	422	—	360	—	5,204	$45,378.88
Brian Cullinan	35,899	$265,185.00	1,000	—	310	—	1,874	$16,341.28
Emily Wang Fairbairn	55,716	$412,717.50	1,000	—	31,844	—	39,444	$343,951.68
Michael Leabman	54,035	$315,607.50	—	—	60	—	356	$3,104.32
John Mastrototaro	96,419	$581,419.98	750	—	1,201	—	1,944	$16,951.68
Shaheen Wirk	10,277	$74,700.00	2,053	—	—	—	—	—

____________

(1)      This represents, with respect to each in-the-money option, the difference between the closing price of one share of Movano common stock on December 5, 2025 and the per share exercise price of such option.

(2)      This represents, with respect to each warrant, the difference between $8.72, the closing price of one share of Movano common stock on December 5, 2025, and the per share exercise price of such warrant.

(3)      This represents the number of shares of Movano common stock, multiplied by $8.72, the closing price of one share of Movano common stock on December 5, 2025.

Continued Service

Additionally, pursuant to the terms of the Merger Agreement, it is anticipated that a director of Movano will continue as a director of the combined company after the Effective Time and will be eligible for certain non-employee director compensation.

Stock Ownership and Support Agreements

As of December 5, 2025, Movano directors and executive officers held 49,357 shares of Movano common stock in the aggregate. Movano’s directors, executive officers, and certain stockholders have entered into support agreements in connection with the merger. For a more detailed discussion of the support agreements see the section titled “Agreements Related to the Merger — Support Agreements.”

Indemnification and Insurance

As described in this proxy statement/prospectus, including in “The Merger — Limitations of Liability and Indemnification,” certain of Movano’s directors and officers will be entitled to certain ongoing rights of indemnification and coverage under directors’ and officers’ liability insurance policies.

The Movano Board was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the section titled “The Merger — Interests of the Movano Directors and Executive Officers and Others in the Merger.”

Ownership of Corvex Securities

In connection with the Corvex SAFE Financing, On October 24, 2025 and November 5, 2025, Moira Partners, a limited liability company managed by Emily Wang Fairbairn, the chair of the Movano Board, entered into the agreements with Corvex pursuant to which Corvex issued rights to an aggregate of $9.9 million of shares of Corvex Common Stock to Moira Partners. Pursuant to the terms of the SAFE, Moira Partners will receive shares of Corvex Common Stock immediately prior to first of the following events to occur: (i) the closing of the merger, (ii) a direct listing on a national securities exchange by means of an effective registration statement on Form S-1 that registers shares of existing capital stock of Corvex for resale, (iii) the closing of Corvex’s first firm commitment underwritten initial public offering of Corvex Common Stock pursuant to a registration statement filed under the Securities Act, and (iv) a dissolution event involving Corvex. The number of shares of Corvex common stock to be issued under the SAFE is calculated by dividing the $9.9 million investment amount by a price per share calculated by dividing $225 million by the sum of all outstanding shares of Corvex capital stock, including options and convertible securities.

Chardan’s Preferred Stock Financing Fees

Although Chardan is not a financial advisor to Movano in connection with the merger, Chardan is a placement agent in connection with Movano’s preferred stock equity financing, which was announced on November 10, 2025 in connection with the entry into the Merger Agreement. Chardan has earned certain placement agent advisory fees in the aggregate amount of $150,000 in connection with the preferred stock equity financing.

Interests of the Corvex Directors and Executive Officers in the Merger

Corvex stockholders should be aware that certain members of the Corvex Board and executive officers of Corvex have interests in the merger that may be different from, or in addition to, interests they may have as Corvex stockholders. The Corvex Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement, the merger and related transactions, as contemplated by this proxy statement/prospectus.

Ownership Interests

As of December 5, 2025, Corvex’s current non-employee directors and executive officers, together with their affiliated entities, beneficially owned, in the aggregate approximately 46.8% of the outstanding shares of Corvex’s capital stock, which for purposes of this subsection excludes any Corvex shares issuable upon exercise or settlement of options or warrants held by such individual or entity.

Treatment of Corvex Stock Options and Warrants

Stock Options

At the effective time of the merger, each Corvex option will be assumed by Movano and converted into an option to purchase, on the same terms and conditions, a number of shares of Movano common stock equal to the product of (a) the number of shares of Corvex common stock subject to such option, multiplied by (b) the Exchange Ratio, at an exercise price per share of Movano common stock equal to (i) the exercise price per share of the Corvex common stock subject to such option divided by (ii) the Exchange Ratio. As of December 5, 2025, there were no Corvex options held by Corvex’s current executive officers and non-employee directors.

Warrants

At the effective time of the merger, each Corvex warrant that is not exercised prior to the effective time shall be assumed by Movano, provided, however, that from and after the effective time, such Corvex warrants shall be exercisable into that number of shares of common stock of Movano equal to (a) the Exchange Ratio multiplied by (b) the number of shares of common stock of Corvex into which such Corvex warrant is exercisable as of immediately prior to the effective time, at an exercise price per share equal to (i) the exercise price per share of the common stock of Corvex under the existing Corvex warrant divided by (ii) the Exchange Ratio. As of December 5, 2025, there were no Corvex options held by Corvex’s current executive officers. As of December 5, 2025, Mateo Levy, a non-employee director of Corvex, is the beneficial owner of 1,632,000 warrants held by PV Klustr LLC, an entity affiliated with Mateo Levy. Such warrants are exercisable for 1,632,000 shares of Series Seed Preferred Stock at a weighted average exercise price $4.90 per each warrant, which will be converted into 1,632,000 shares of Corvex common shares upon the closing of the merger.

Combined Company Management

As described in the section captioned “The Merger Agreement — Directors and Executive Officers of the Combined Company Following the Merger”, certain of Corvex’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the merger.

Executive Offer Letters

In connection with the closing of the merger, each of the combined company’s executive officers is expected to enter into a confirmatory offer letter, effective as of the Effective Time.

2026 Equity Incentive Plan

On              ,            , the Movano Board, subject to stockholder approval and the closing, adopted the 2026 Plan. If the Movano stockholders approve the 2026 Plan, which is the combined company’s 2026 Equity Incentive Plan, it will become effective upon the closing. For a summary of the 2026 Plan, see the section titled “Proposal No. 2 — The 2026 Plan Proposal” of this proxy statement/prospectus. The combined company’s executive officers and directors will be eligible to participate in the 2026 Plan.

2026 Employee Stock Purchase Plan

On              ,            , the Movano Board, subject to stockholder approval and the closing, adopted the 2026 ESPP. If the Movano stockholders approve the 2026 ESPP, which is the combined company’s 2026 Employee Stock Purchase Plan, it will become effective upon the closing. For a summary of the 2026 ESPP, see the section titled “Proposal No. 3 — The 2026 ESPP Proposal” of this proxy statement/prospectus. The combined company’s executive officers will be eligible to participate in the 2026 ESPP.

Indemnification and Insurance

As described in “The Merger — Limitations of Liability and Indemnification” below, certain of Corvex’s directors and officers will be entitled to certain ongoing rights of indemnification and coverage under directors’ and officers’ liability insurance policies. Under the Merger Agreement, from and after the closing of the merger, Movano must fulfill and honor in all respects the obligations of Corvex and Movano existing prior to the date of the Merger Agreement to indemnify Corvex’s and Movano’s present and former directors and officers and their heirs, executors and assigns.

In accordance with the Merger Agreement, the Corvex certificate of incorporation and Corvex bylaws, as the surviving corporation in the merger, shall contain provisions at least as favorable with respect to indemnification.

Chardan’s Advisory Fees

Chardan is acting as a financial advisor and exclusive M&A advisor to Corvex in connection with the merger, pursuant to which Chardan is entitled to receive certain advisory fees equal to 2% of the aggregate value of $250 million, as adjusted to reflect the final aggregate amount as stated in the Merger Agreement, which shall be paid by Corvex to Chardan in the form of unrestricted shares of Corvex’s common stock to be issued prior to the consummation of the merger.

Limitations of Liability and Indemnification

In addition to the indemnification required by the Movano certificate of incorporation and Movano bylaws, Movano has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were officers, directors or agents of Movano, or by reason of anything done or not done in their capacities as such. Movano believes that the indemnification provisions in the Movano certificate of incorporation and Movano bylaws and its indemnification agreements are necessary to attract and retain qualified persons as directors and officers of Movano.

Under the Merger Agreement, the provisions of the Movano certificate of incorporation and Movano bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Movano shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Movano. The Corvex certificate of incorporation and Corvex bylaws, as the surviving corporation in the merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former and present directors and officers that are presently set forth in the Movano certificate of incorporation and Movano bylaws. The Merger Agreement also provides that Movano shall maintain directors’ and officers’ liability insurance policies commencing on the closing time of the merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similarly situated to Movano.

Form of the Merger

The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into Corvex. Upon the closing of the merger, Corvex will continue as the surviving corporation and will be a wholly-owned subsidiary of the combined company.

After the closing of the merger, “Movano Inc.” will be renamed “Corvex, Inc.” and, subject to satisfying the Nasdaq’s initial trading standards, expects to trade on the Nasdaq Capital Market under the symbol “CVEX.”

Merger Consideration

Immediately after the merger, based on the Exchange Ratio, Corvex securityholders will own approximately 94.8% of the outstanding capital stock of the combined company on a fully diluted basis, and Movano securityholders will own approximately 5.2% of the outstanding capital stock of the combined company on a fully diluted basis. Adjustments to the Exchange Ratio are described in more detail in the Merger Agreement and in this proxy statement/prospectus. The Merger Agreement does not include a price-based termination right.

No fractional shares of Movano common stock will be issuable pursuant to the Merger Agreement to Corvex stockholders. Instead, each Corvex stockholder who would otherwise be entitled to receive a fraction of a share of Movano common stock, after aggregating all fractional shares of Movano common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the volume weighted average trading price of a share of Movano common stock as quoted on Nasdaq for the five trading days ending the trading day immediately prior to the date upon which the merger becomes effective.

The Merger Agreement provides that, at the Effective Time, Movano will deposit with an exchange agent acceptable to Movano and Corvex evidence of book-entry shares representing the shares of Movano common stock issuable to Corvex stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, promptly after the Effective Time, the exchange agent will mail to each record holder of Corvex common stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging the record holder’s Corvex stock certificates for shares of Movano common stock. Upon surrender of a Corvex stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Movano may reasonably require, the Corvex stock certificate surrendered will be cancelled and the holder of the Corvex stock certificate will be entitled to receive the following:

•        the book-entry shares representing the number of whole shares of Movano common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

•        cash in lieu of any fractional share of Movano common stock.

From and after the Effective Time, until surrendered, all holders of certificates representing shares of Corvex common stock that were outstanding immediately prior to the Effective Time will be deemed to represent only the right to receive book-entry shares of Movano common stock, and cash in lieu of fractional shares of Movano common stock.

If any Corvex stock certificate has been lost, stolen or destroyed, Movano may, in its discretion and as a condition to the delivery of any shares of Movano common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed.

Movano will not pay dividends or other distributions on any shares of Movano common stock to be issued in exchange for any unsurrendered Corvex stock certificate until the Corvex stock certificate is surrendered as provided in the Merger Agreement.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the closing of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Corvex stockholders and the approval by the Movano stockholders of the Stock Issuance Proposal. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Movano and Corvex and specified in the certificate of merger. Neither Movano nor Corvex can predict the exact timing of the closing of the merger.

Regulatory Approvals

In the United States, Movano must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Movano common stock and the filing of this proxy statement/prospectus with the SEC.

Certain Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of certain material U.S. federal income tax consequences of the Merger applicable to U.S. Holders (as defined below) who exchange their Corvex common stock for Movano common stock in the merger, but does not purport to be a complete analysis of all potential tax effects.

This discussion and the discussion of tax consequences elsewhere in this proxy statement/prospectus are limited to U.S. Holders who hold their Corvex common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders who may be subject to special tax treatment under the Code, including, without limitation, dealers in securities, commodities or foreign currency; banks, thrifts, insurance companies, and other financial institutions; traders that mark-to-market their securities; tax-exempt organizations or governmental organizations; small business investment companies; regulated investment companies; real estate investment trusts; tax-deferred or other retirement accounts; persons whose functional currency is not the U.S. dollar; persons who hold Corvex common stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; persons that hold shares of Corvex common stock that constitute “qualified small business stock” under Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code; persons who hold or receive Corvex common stock pursuant to the exercise of compensatory stock options, the vesting of previously restricted shares of stock or otherwise as compensation; persons holding Corvex common stock who exercise dissenters’ rights; any entity or arrangement that is a partnership for U.S. federal income tax purposes; companies subject to the “stapled stock” rules; “expatriated entities”; certain former citizens or long-term residents of the United States.

This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect, or differing interpretations. Neither Corvex nor Movano have sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. The effects of other U.S. federal tax laws, such as estate and gift tax laws, the alternative minimum tax and the 3.8% tax on net investment income, and any applicable state, local, or non-U.S. tax laws or the tax consequences occurring prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger) are also not discussed herein.

Each U.S. Holder is urged to consult its own tax advisor with regard to the merger and the application of U.S. federal income tax laws, as well as the laws of any state, local or non-U.S. taxing jurisdictions, to its particular situation.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Corvex common stock that, for U.S. federal income tax purposes, is or is treated as:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Corvex common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Corvex common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Treatment of the Merger

Subject to the qualifications and assumptions described in this proxy statement/prospectus, the merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, it is expected that the U.S. federal income tax consequences to U.S. Holders of Corvex common stock will be as follows:

•        a U.S. Holder generally will not recognize gain or loss upon the exchange of Corvex common stock for Movano common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Movano common stock as described below;

•        a U.S. Holder who receives cash in lieu of a fractional share of Movano capital stock in the merger should generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the U.S. Holder’s tax basis allocable to such fractional share;

•        a U.S. Holder’s aggregate tax basis for the shares of Movano common stock received in the merger (including any fractional share interest for which cash is received) will generally equal the U.S. Holder’s aggregate tax basis in the shares of Corvex common stock surrendered upon the closing of the merger; and

•        the holding period of the shares of Movano common stock received by a U.S. Holder in the merger will generally include the holding period of the U.S. Holder’s shares of Corvex common stock surrendered in exchange therefor.

Capital gains or losses recognized in the merger as described above, if any, generally will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the Corvex common stock surrendered in the merger is more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of Corvex common stock and Movano common stock, U.S. Holders who acquired different blocks of Corvex common stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the merger.

U.S. Holders who owned at least one percent (by vote or value) of the total outstanding stock of Corvex and U.S. Holders with a basis in their Corvex common stock of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in the U.S. Holder’s Corvex common stock and the fair market value of such stock.

Tax Consequences if the Merger Failed to Qualify as a Reorganization

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. Holder would generally recognize gain or loss upon the exchange of Corvex common stock for Movano common stock equal to the difference between the fair market value, at the time of the merger, of the Movano common stock received in the merger (including any cash received in lieu of a fractional share) and such U.S. Holder’s tax basis in the Corvex common stock surrendered in the merger. Such gain or loss would generally be long-term capital gain or loss if the Corvex common stock was held for more than one year at the time of the merger. In such event, the tax basis of Movano common stock received in the merger would equal its fair market value at the time of the merger and the holding period of such Movano common stock would commence the day after the merger.

Information Reporting and Backup Withholding

A U.S. Holder of shares of Corvex common stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares, unless the U.S. Holder furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding or otherwise establishes that it is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Each U.S. Holder of shares of Corvex common stock should properly complete and sign, and deliver, an IRS Form W-9 in order to provide the information and certification necessary to avoid backup withholding, or otherwise establish an applicable exemption in a manner acceptable to the paying agent. U.S. Holders of shares of Corvex common stock should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

The preceding discussion is intended only as a discussion of certain material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to a particular holder. All holders of Corvex common stock should consult their own tax advisors as to the specific tax consequences of the merger to them, including tax reporting requirements, and the applicability and effect of any federal, state, local and non-U.S. tax laws.

Nasdaq Stock Market Listing

Movano common stock currently is listed on the Nasdaq Capital Market under the symbol “MOVE.” Movano has agreed to use commercially reasonable efforts to obtain approval, to the extent required by the rules and regulations of Nasdaq, for listing on Nasdaq the shares of Movano common stock that Corvex stockholders will be entitled to receive pursuant to the merger.

Movano and Corvex intend to file an initial listing application for the combined company with Nasdaq. If such application is accepted, Movano anticipates that the combined company’s common stock will be listed on the Nasdaq Capital Market following the closing of the merger under the trading symbol “CVEX.”

Anticipated Accounting Treatment

The merger is expected to be treated by Movano as a reverse merger and will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. For financial reporting, Corvex is considered to be the accounting acquirer, based on the expectation that, immediately following the merger: (i) Corvex’s equity holders will own a substantial majority of the voting rights in the combined company; (ii) Corvex will designate a majority (five of six) of the initial members of the board of directors of the combined company; and (iii) Corvex’s senior management will hold a majority of the key positions in senior management of the combined company. The combined company will be named Corvex, Inc. and will be headquartered in Arlington, Virginia. Accordingly, the merger is expected to be treated as the equivalent of Corvex issuing stock to acquire the net assets of Movano. As a result of the merger, Corvex’s assets and liabilities will be recorded at their pre-combination carrying amounts and Movano’s assets and liabilities will be measured and recognized at their fair values as of the effective time. Upon consummation of the merger, the historical financial statements of Corvex will become the historical consolidated financial statements of the combined company. See the “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, Movano stockholders and beneficial owners of Movano capital stock are not entitled to appraisal rights in connection with the merger. If the merger is completed, Corvex stockholders who do not deliver a written consent approving the merger are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”), provided that they comply with the conditions established by Section 262.

The discussion below is not a complete summary regarding a Corvex stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus as Annex F. Stockholders intending to exercise appraisal rights should carefully review Annex F. Failure to follow precisely any of the statutory procedures set forth in Annex F may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Corvex stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of the merger or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

If the merger is completed, within 10 days after the effective date of the merger Corvex will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Corvex common stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Corvex within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Corvex of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Corvex common stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Corvex, Inc., 3401 North Fairfax Drive, Suite 3230, Arlington, VA 22226, Attention: Jay Crystal, Co-Chief Executive Officer, and should be executed by, or on behalf of, the record holder of shares of Corvex common stock. ALL DEMANDS MUST BE RECEIVED BY CORVEX WITHIN 20 DAYS AFTER THE DATE Corvex MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Corvex common stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Corvex common stock.

To be effective, a demand for appraisal by a holder of shares of Corvex common stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Corvex. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

If you hold your shares of Corvex common stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Corvex. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Corvex common stock.

Within 120 days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Corvex, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Corvex common stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Movano, Corvex, or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Movano and Merger Sub, on the one hand, and Corvex, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Movano and Corvex do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Movano or Corvex, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Movano and Corvex, and are modified by the disclosure schedules.

General

Under the Merger Agreement, Merger Sub, a wholly-owned subsidiary of Movano, will merge with and into Corvex, with Corvex surviving as a wholly-owned subsidiary of the combined company.

Merger Consideration

At the closing of the merger:

•        each outstanding share of common stock of Corvex will be converted into the right to receive approximately (i) 1.8911 shares of Movano common stock, subject to adjustment as provided below under “Exchange Ratio” and for any reverse stock split (such final exchange ratio referred to herein as the Exchange Ratio) plus (ii) (A) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount (each as defined in the Merger Agreement), and (B) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount (each as defined in the Merger Agreement) plus (iii) any cash paid in lieu of fractional shares;

•        each outstanding share of preferred stock of Corvex will be converted into the right to receive approximately (i) 1.8911 shares of Movano common stock, subject to adjustment as provided below under “Exchange Ratio” and for any reverse stock split (such final exchange ratio referred to herein as the Exchange Ratio) plus (ii) (A) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount (each as defined in the Merger Agreement), and (B) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount (each as defined in the Merger Agreement) plus (iii) any cash paid in lieu of fractional shares;

•        each Corvex stock option that is outstanding immediately prior to the Effective Time shall be fully vested and converted into and become an option to purchase that number shares of Movano common stock equal to the Exchange Ratio multiplied by the number of shares of Corvex common stock issuable pursuant to such option, and the exercise price of such option shall be adjusted accordingly; and

•        each warrant to purchase Corvex preferred stock that is outstanding immediately prior to the Effective Time shall be converted into preferred stock of Corvex immediately prior to and contingent on the Effective Time.

Exchange Ratio

The Exchange Ratio will be determined using a formula intended to allocate to the existing Corvex stockholders a percentage of the combined company based on the relative valuations of Corvex and Movano.

The Exchange Ratio formula is the quotient obtained by dividing the Corvex payment shares (as defined below) by the Corvex outstanding shares (as defined below), where:

•        Corvex payment shares means a number of shares of Movano common stock (rounded to the nearest whole share) equal to the quotient obtained by dividing (a) the Corvex valuation by (b) the Movano closing price per share of $6.25.

•        Corvex valuation means sum of (a) the Corvex equity value of $250 million plus (b) the quotient obtained by dividing the amount of Permitted Concurrent Financing by 0.9.

•        The Permitted Concurrent Financing consisted of Corvex’s issuance of a SAFE transaction, in an aggregate amount not to exceed $40 million.

•        Corvex outstanding shares means the total number of shares of Corvex common stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as converted basis, calculated using the treasury stock method, and assuming, without limitation or duplication, (a) the issuance of shares of (i) Corvex preferred stock in respect of all Corvex warrants and of (ii) Corvex common in respect all Corvex options (which, for the avoidance of doubt, shall include unvested Corvex options) and (b) the conversion of the Corvex preferred stock, whether conditional or unconditional, that will be outstanding as of immediately prior to the Effective Time.

The estimated Exchange Ratio assumes, in addition to the other factors set forth herein, no adjustment for cash at closing.

A material change in any of these assumptions may have a material effect on the Exchange Ratio.

The Merger Agreement does not include a price-based termination right, so there will be no adjustment to the total number of shares of Movano common stock that Corvex stockholders will be entitled to receive for changes in the market price of Movano common stock. Accordingly, the market value of the shares of Movano common stock issued pursuant to the merger will depend on the market value of the shares of Movano common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus.

Each share of Movano common stock held by the holders of Movano common stock or Movano preferred stock immediately prior to the Effective Time shall receive a dividend equal to the Movano per share dividend (rounded to the nearest whole share per holder) such that post-dividend, the per-share value of Movano common stock held by such holders would be the Movano closing price per share of $6.25.

No fractional shares of Movano common stock will be issued in connection with the merger. Instead, each Corvex stockholder who would otherwise be entitled to receive a fraction of a share of Movano common stock, after aggregating all fractional shares of Movano common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the Movano closing price.

The Merger Agreement provides that, at the Effective Time, Movano will deposit with an exchange agent acceptable to Movano and Corvex, stock certificates representing the shares of Movano common stock issuable to the Corvex stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, promptly after the Effective Time, the exchange agent will mail to each record holder of Corvex common stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging the record holder’s Corvex stock certificates for shares of Movano common stock. Upon surrender of a Corvex stock certificate or transfer of a book-entry share for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Movano may reasonably require, the Corvex stock certificate surrendered will be cancelled or upon transfer of a book-entry share and the holder of the Corvex stock certificate will be entitled to receive the following:

•        the book-entry shares representing the number of whole shares of Movano common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement;

•        if the $15 Earnout Target is achieved, the portion of the $15 Earnout Shares that such holder as the right to receive pursuant to the provisions of the Merger Agreement;

•        if the $25 Earnout Target is achieved, the portion of the $25 Earnout Shares that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

•        cash in lieu of any fractional share of Movano common stock.

At the Effective Time, all holders of certificates representing shares of Corvex common stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of Corvex. In addition, no transfer of Corvex common stock after the Effective Time will be registered on the stock transfer books of Corvex.

If any Corvex stock certificate has been lost, stolen or destroyed, Movano may, in its discretion, and as a condition precedent to the delivery of any shares of Movano common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and agree to indemnify Movano against any claim suffered by Movano related to the lost, stolen or destroyed certificate or any Movano common stock issued in exchange for such certificate as Movano may reasonably request.

From and after the Effective Time, until it is surrendered, each certificate that previously evidenced Corvex common stock will be deemed to represent only the right to receive (a) shares of Movano common stock, (b) if the $15 Earnout Target is achieved, the portion of the $15 Earnout Shares that such holder as the right to receive pursuant to the provisions of the Merger Agreement, (c) if the $25 Earnout Target is achieved, the portion of the $25 Earnout Shares that such holder has the right to receive pursuant to the provisions of the Merger Agreement and (d) cash in lieu of any fractional share of Movano common stock. Movano will not pay dividends or other distributions on any shares of Movano common stock to be issued in exchange for any unsurrendered Corvex stock certificate until the Corvex stock certificate is surrendered or the holder delivers an affidavit of loss or destruction, in each case as provided in the Merger Agreement.

Treatment of Movano Stock Options

Immediately prior to the Effective Time, each outstanding and unexercised Movano stock option, whether vested or unvested, shall be terminated without consideration.

Directors and Executive Officers of the Combined Company Following the Merger

Pursuant to the Merger Agreement, the directors of Corvex and Movano who will not serve as directors following the closing of the merger will resign at or prior to the closing of the merger. Effective as of the closing of the merger, the combined company’s board of directors will be fixed at six members, five of whom will be designated by Corvex and one of whom will be designated by the Movano. It is anticipated that the Corvex designees will be Seth Demsey, Jay Crystal,            ,            , and            and the Movano designee will be            . Upon the closing of the merger, the combined company’s board of directors will appoint each of the following as officers of the combined company:

Name	Title
Seth Demsey	Co-Chief Executive Officer and Co-Founder
Jay Crystal	Co-Chief Executive Officer and Co-Founder

Conditions to the Closing of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the closing of the merger, of various conditions, which include, in addition to other customary closing conditions, the following:

•        the approval by the requisite Movano and Corvex stockholders of the adoption and approval of the Merger Agreement, the merger and the transactions contemplated thereby;

•        the Corvex payment shares to be issued in connection with the merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing and Movano has maintained its existing listing on Nasdaq

•        the registration statement on Form S-4, of which this proxy statement/prospectus is a part, shall have been declared effective by the SEC in accordance with the Securities Act and shall not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order; and

•        there shall not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the closing of the merger by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, resolution, ordinance, code, rule, regulation, requirement, ruling or decree shall be in effect which has the effect of making the closing of the merger illegal.

In addition, the obligation of Movano and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•        certain fundamental representations and warranties of Corvex shall have been true and correct in all material respects on the date of the Merger Agreement and shall be true and correct in all material respects on the closing date of the merger with the same force and effect as if made on and as of the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such fundamental representations and warranties shall be so true and correct as of that particular date;

•        certain representations and warranties regarding the capitalization of Corvex in the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed, except, in each case, (x) for such inaccuracies representing less than 0.50% of Corvex outstanding shares (as defined above) in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date);

•        all other representations and warranties of Corvex in the Merger Agreement shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such representations and warranties shall be true and correct as of that particular date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Corvex;

•        Corvex shall have performed or complied with in all material respects all of its covenants and agreements in the Merger Agreement required to be performed or complied with by it on or before the closing of the merger;

•        Corvex shall have delivered certain certificates and other documents required under the Merger Agreement for the closing of the merger;

•        Movano shall have received a copy of the lock-up agreement from certain identified stockholders of Corvex and each executive officer and director of Corvex who is elected or appointed as an executive officer and director of Movano as of immediately following the closing of the merger; and

•        since the date of the Merger Agreement, there shall have been no effect, change, event, circumstance, or development that has had or would reasonably be expected to have had a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, or results of operations of Corvex. The Merger Agreement provides that certain effects, changes, events, circumstances, or developments arising or resulting from the following (in certain instances, to the extent disproportionately affecting Corvex, taken as a whole, relative to other similarly situated companies in the industries in which Corvex operates) shall not be considered a material adverse effect on Corvex:

•        the announcement of the Merger Agreement or the pendency of the transactions contemplated by the Merger Agreement;

•        the taking of any action, or the failure to take any action, by Corvex that is required to comply with the terms of the Merger Agreement;

•        any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•        any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing;

•        any change in GAAP or applicable laws or the interpretation thereof;

•        general economic or political conditions or conditions generally affecting the industries in which Corvex operates; or

•        any change in the cash position of Corvex which results from operations in the ordinary course of business.

In addition, the obligation of Corvex to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•        certain fundamental representations and warranties of Movano shall have been true and correct in all material respects on the date of the Merger Agreement and shall be true and correct in all material respects on the closing date of the merger with the same force and effect as if made on and as of the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such fundamental representations and warranties shall be so true and correct as of that particular date;

•        certain representations and warranties regarding the capitalization of Movano in the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed, except, in each case, (x) for such inaccuracies representing less than 0.50% of Movano outstanding shares (as defined above) in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date);

•        all other representations and warranties of Movano in the Merger Agreement shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then such representations and warranties shall be true and correct as of that particular date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Movano;

•        Movano and Merger Sub shall have performed or complied with in all material respects all of their covenants and agreements in the Merger Agreement required to be performed or complied with by it on or before the Effective Time;

•        Movano shall have delivered certain certificates and other documents required under the Merger Agreement for the closing of the merger;

•        Movano shall have delivered to Corvex written resignations of the directors of Movano who are not to continue as directors of Movano pursuant to the terms of the Merger Agreement, in a form reasonably satisfactory to Corvex; and

•        since the date of the Merger Agreement, there shall have been no effect, change, event, circumstance, or development that that has had or would reasonably be expected to have had a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, or results of operations of Movano. The Merger Agreement provides that certain effects, changes, events, circumstances, or developments arising or resulting from the following (in certain instances, to the extent disproportionately affecting Movano, taken as a whole, relative to other similarly situated companies in the industries in which Movano operates) shall not be considered a material adverse effect on Movano, including without limitation:

•        the announcement of the Merger Agreement or the pendency of the transactions contemplated by the Merger Agreement;

•        the taking of any action, or the failure to take any action, by Movano that is required to comply with the terms of this Agreement;

•        any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•        any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing;

•        any change in GAAP or applicable laws or the interpretation thereof;

•        general economic or political conditions or conditions generally affecting the industries in which Movano and its subsidiaries operate;

•        any change in the cash position of Movano and its subsidiaries which results from operations in the ordinary course of business;

•        any change in the stock price or trading volume of the Movano common stock (it being understood, however, that any change causing or contributing to any change in stock price or trading volume of the Movano common stock may be taken into account in determining whether a material adverse effect of Movano has occurred, unless such changes are otherwise excepted from this definition); or

•        the sale or winding down of certain legacy assets and business operations of Movano, and the sale, license or other disposition of the certain legacy assets.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Movano, Merger Sub, and Corvex for a transaction of this type relating to, among other things:

•        corporate organization, organizational and governing documents, and power, and similar corporate matters;

•        subsidiaries;

•        capitalization;

•        financial statements;

•        absence of certain changes or events;

•        title to assets;

•        real property and leaseholds;

•        intellectual property;

•        the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach under such contracts;

•        non-contravention and required consents;

•        absence of undisclosed liabilities;

•        regulatory compliance, permits and restrictions;

•        tax matters;

•        employee and labor matters and benefit plans;

•        environmental matters;

•        insurance;

•        legal proceedings and orders;

•        authority to enter into the Merger Agreement and the related agreements;

•        with respect to Corvex, compliance with anti-bribery laws;

•        full disclosure;

•        governmental authorization;

•        transactions with affiliates;

•        votes required for the closing of the merger and approval of the proposals that will come before the Movano special meeting and that will be the subject of Corvex stockholder approval;

•        any brokerage or finder’s fee or other fee or commission in connection with the merger;

•        with respect to Movano, information technology and data privacy

•        with respect to Movano, the valid issuance in the merger of the Movano common stock; and

•        with respect to Movano, contract termination fees and severance payments.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of some of the conditions to the obligations of Corvex and Movano to complete the merger.

Non-Solicitation

Each of Corvex and Movano agreed that, subject to certain exceptions, Movano, Corvex, and any of their respective subsidiaries will not, and each party will not authorize its officers, directors, employees, investment bankers, attorneys, accountants, representatives, consultants or other agents retained by to, directly or indirectly:

•        solicit, initiate, knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of, any acquisition proposal (as defined below) or acquisition inquiry (as defined below), or take any action that could reasonably be expected to lead to an acquisition proposal or an acquisition inquiry;

•        furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

•        engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•        subject to certain exceptions for Movano, approve, endorse or recommend an acquisition proposal;

•        execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an acquisition transaction; or

•        publicly propose to do any of the foregoing.

An “acquisition inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Corvex, on the one hand, or Movano, on the other hand, to the other party) that would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal, whether written or oral (other than an inquiry, indication of interest or request for information made or submitted by Corvex, on the one hand, or Movano, on the other hand, to the other party) contemplating or otherwise relating to any “acquisition transaction,” as defined below.

An “acquisition transaction” means the following:

•        any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which Movano or Corvex is a constituent entity; (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Movano or Corvex or any of their subsidiaries; or (iii) in which Movano or Corvex or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of Movano or Corvex or any of its subsidiaries; provided that in the case of Corvex, a Permitted Bridge Financing, a Permitted Concurrent Financing or ChEF (each as defined below) shall not be an “acquisition transaction”; and

•        any sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets that constitute 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

Permitted Bridge Financing means Movano’s issuance of (a) shares of Movano preferred stock, in which event such shares convert to shares of Movano common stock immediately following the effective time and (b) any further financing necessary for Movano to retain its Nasdaq listing.

Permitted Concurrent Financing means Corvex’s issuance of simple agreement for future equity (“SAFEs”) that convert either into (a) shares of Corvex common stock prior to the Closing or (b) share of Movano common stock after the Closing.

“ChEF” means a certain equity financing commitment between Movano and Chardan Capital Markets LLC, as set forth in that certain ChEF Purchase Agreement, dated as of November 6, 2025.

Before obtaining the applicable Movano stockholder approvals required to consummate the merger, Movano may furnish nonpublic information regarding Movano and its subsidiaries to, and may enter into discussions or negotiations with, any person in response to a bona fide written acquisition proposal made or received after the date of the Merger Agreement, which the Movano Board determines in good faith, after consultation with Movano’s outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a “superior offer”, as defined below, and is not withdrawn, if:

•        neither Movano nor any of Movano’s representatives has breached the non-solicitation provisions of the Merger Agreement described above;

•        the Movano Board concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Movano Board under applicable law;

•        Movano receives from the third-party an executed confidentiality agreement containing provisions at least as favorable to Movano as those contained in the confidentiality agreement between Movano and Corvex; and

•        substantially contemporaneously with furnishing of any such nonpublic information to a person, Movano furnishes the same non-public information to Corvex.

A “superior offer” means an unsolicited bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement; and (b) is on terms and conditions that the Movano Board or the Corvex Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to the Movano stockholders or the Corvex stockholders, as applicable, than the terms of the transactions contemplated by the Merger Agreement.

Meetings of Stockholders

Movano is obligated under the Merger Agreement to use commercially reasonable efforts to take all action necessary to call, give notice of and hold a meeting of its stockholders for the purposes of voting on each of the Movano Stockholder Proposals. On November 6, 2025, the stockholders of a sufficient number of shares of Corvex common stock required to adopt the Merger Agreement have adopted the Merger Agreement and approved the merger and the transactions contemplated thereby through action by written consent in lieu of a meeting of the stockholders of the Company in accordance with the Corvex certificate of incorporation, Corvex bylaws, and applicable provisions of the DGCL. The Corvex Board’s recommendation that Corvex stockholders approve the Merger Agreement and the transactions contemplated thereby shall not be withdrawn or modified (and the Corvex Board shall not publicly propose to withdraw or modify such recommendation) in a manner adverse to Movano, and no resolution by the Corvex Board or any committee thereof to withdraw or the Corvex Board in a manner adverse to Movano or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any alternative acquisition proposal shall be adopted or proposed.

Covenants; Conduct of Business Pending the Merger

Movano has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Corvex shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, Movano will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Movano has also agreed that, subject to certain limited exceptions including the sale of the Movano legacy assets and the sale of securities in a Permitted Bright Financing or the ChEF, without the consent of Corvex, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement:

•        declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under any Movano equity incentive plan);

•        sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: any capital stock or other security (except for Movano common stock issued upon the valid exercise or settlement of outstanding options or restricted stock units to purchase shares of Movano common stock); any option, warrant or right to acquire any capital stock or any other security of Movano; or any instrument convertible into or exchangeable for any capital stock or other security of Movano;

•        except as required to give effect to anything in contemplation of the closing of the merger, amend the Movano certificate of incorporation, Movano bylaws or other charter or organizational documents of Movano, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•        form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•        lend money to any person (except for advancement of expenses to employees, directors or consultants in the ordinary course of business); incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of the amounts set forth in Movano operating budget delivered to Corvex concurrently with the Merger Agreement;

•        other than as required by law, adopt, establish, terminate or enter into any Movano employee benefit plan; cause or permit any Movano employee benefit plan to be amended; increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to any of its directors, officers or employees; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire, terminate (other than for cause) or give notice of termination (other than for cause) to any (x) officer, or (y) employee whose annual base salary is or is expected to be more than $100,000 per year;

•        negotiate, modify, extend, terminate, or enter into any collective bargaining agreement or other contract or arrangement with any labor union, works council, employee representative or other labor organization or recognize or certify any labor union, works council, group of employees or other labor organization for purposes of collective bargaining or as the representative for any employees;

•        announce or implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reduction, work schedule changes or other actions that could require notice under the WARN Act, or any other reduction in force, early retirement program, or other voluntary or involuntary employment termination program;

•        except as required by applicable law, waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee, independent contractor or business relation;

•        commence or settle any action requiring, or reasonably expected to require, a cash payment in excess of $50,000, or commence or settle any action with any governmental body or that results in, or could reasonably be expected to result in, the imposition of any material restrictions upon Movano’s business;

•        enter into any material transaction other than in the ordinary course of business or in connection with the transactions contemplated by the Merger Agreement;

•        acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•        sell, assign, transfer, license, sublicense or otherwise dispose of any material Movano intellectual property (other than pursuant to non-exclusive licenses in the ordinary course of business);

•        make, change or revoke any tax election; fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making a material change to any tax return; settle or compromise any tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than in connection with any extension of time to file any tax return) or adopt or change any accounting method in respect of taxes;

•        make any expenditures, incur any liabilities (other than tax liabilities incurred in the ordinary course of business) or discharge or satisfy any liabilities, in each case, in amounts that exceed $50,000 individually, or $100,000 in the aggregate, except as reflected in Movano’s interim financial statements or described in the Movano Budget;

•        other than as required by law or U.S. GAAP, take any action to materially change its accounting policies or procedures;

•        initiate or settle any legal proceeding; or

•        agree, resolve or commit to do any of the foregoing.

Corvex has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Movano shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, Corvex will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Corvex has also agreed that, subject to certain limited exceptions, without the consent of Movano, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement:

•        declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or other-wise reacquire any shares of its capital stock or other securities (except for shares of Corvex common stock from terminated employees, directors or consultants of Corvex or in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under the Corvex 2024 Equity Incentive Plan);

•        effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the transactions contemplated by the Merger Agreement;

•        (a) lend money to any Person (except for (x) the advance of reasonable business expenses to employees, directors and consultants in the ordinary course of business or (y) to a subsidiary of Corvex), (b) incur or guarantee any indebtedness for borrowed money, or (iii) guarantee any debt securities of others;

•        enter into any collective bargaining agreement or similar agreement with any labor union or similar labor organization;

•        sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•        sell, assign, transfer, license, sublicense or otherwise dispose of any material Corvex intellectual property (other than pursuant to non-exclusive licenses in the ordinary course of business);

•        make, change or revoke any material tax election, fail to pay any income or other material tax as such tax became due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability, dispute, audit, investigation, proceeding, claim, or assessment, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (including any “closing agreement” described in Section 7121 of the Code (or any similar law) with any governmental body, but excluding customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), surrender any right to claim a material tax refund, or adopted or changed any material accounting method in respect of taxes;

•        other than as required by law or GAAP, take any action to change accounting policies or procedures; or

•        agree, resolve or commit to do any of the foregoing.

Other Agreements

Each of Movano and Corvex has agreed to use its commercially reasonable efforts to:

•        provide the other party with reasonable access during normal business hours to such party’s personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to such party and its subsidiaries;

•        provide the other party with such copies of the existing books, records, tax returns, work papers, product data, and other documents and information relating to such party and its subsidiaries, and with such additional financial, operating and other data and information regarding such party and its subsidiaries as the other party may reasonably request;

•        permit the other party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such party responsible for such party’s financial statements and the internal controls of such party to discuss such matter as the other party may deem appropriate;

•        make available to the other party copies of unaudited financial statements, material operating and financial reports prepared by senior management or the board of directors of such party, and any material notice, report or other document filed with or sent to or received from any governmental body in connection with the transactions contemplated by the Merger Agreement;

•        cause this proxy statement/prospectus to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have this proxy statement/prospectus declared effective under the Securities Act as promptly as practicable after it is filed with the SEC;

•        cause this proxy statement/prospectus to be mailed to Movano’s stockholders as promptly as practicable after this proxy statement/prospectus is declared effective; and

•        cause certain Corvex stockholder agreements to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Movano.

Movano and Corvex agreed that, among other things:

•        Movano and Corvex will use reasonable best efforts to take all actions necessary to consummate the transactions contemplated by the Merger Agreement;

•        Movano and Corvex will make all filings and other submissions (if any) and give all notices (if any) required to be made and given by each party in connection with the transactions contemplated by the Merger Agreement;

•        Movano and Corvex will use reasonable best efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

•        Movano and Corvex will use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by the Merger Agreement;

•        Movano and Corvex will use reasonable best efforts to satisfy the conditions precedent to the consummation of the Merger Agreement;

•        Movano will use reasonable best efforts to cause the shares of Movano common stock issued in the Merger to be approved for listing;

•        Movano and Corvex will use reasonable best efforts to coordinate with respect to compliance with Nasdaq rules and regulations;

•        Movano will take all actions necessary to cause each Movano option and any award outstanding under the Movano’s equity incentive plan at or prior to the Effective Time to terminate;

•        Movano will take all actions necessary to terminate Movano’s equity incentive plan effective as of the Effective Time;

•        Movano will file with the SEC, promptly after the Effective Time, a post-effective amendment to the registration statement on Form S-8 (or any successor form), filed by Movano, relating to the shares of Movano common stock issuable under Movano’s equity incentive plan;

•        Movano shall use commercially reasonable efforts to cause this proxy statement/prospectus to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have this proxy statement/prospectus declared effective under the Securities Act as promptly as practicable after it is filed with the SEC;

•        For purposes of employee benefits provided under any benefit plans or arrangements after the closing of the merger, each employee who continues to be employed by Movano, Corvex or their subsidiaries immediately following such closing shall be credited with his/her years of service with Movano, Corvex or their subsidiaries. In addition, Movano shall cause all pre-existing condition exclusions and actively at work requirements of any benefit plans in effect after closing to be waived for any such employee;

•        Movano will use reasonable best efforts to keep this registration statement on Form S-4 effective as long as necessary to complete the merger;

•        Corvex will use commercially reasonable efforts to deliver a letter from Corvex’s independent accounting firm to Movano in a form customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to this proxy statement/prospectus;

•        Movano will use reasonable best efforts to maintain the listing of its common stock on the Nasdaq Stock Market;

•        Movano shall use reasonable best efforts to prepare and submit to Nasdaq a notification form for the listing of the shares of Movano common stock to be issued pursuant to the Merger Agreement and to cause such shares to be approved for listing and shall, to the extent required by Nasdaq rules, to file an initial listing application for the Movano common stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time;

•        for a period of six years after the closing of the Merger, Movano and Corvex as the surviving corporation in the merger will indemnify each of the directors and officers of Movano and Corvex to the fullest extent permitted under applicable law; and

•        Movano will maintain directors’ and officers’ liability insurance policies from and after the Effective Time and will also purchase a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Movano’s existing directors’ and officers’ insurance policies for a period of at least six years from the Effective Time.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the closing of the merger, whether before or after the required stockholder approvals to complete the merger and issue additional Movano common stock, as applicable, have been obtained, as set forth below:

•        by mutual written consent duly authorized by the Movano Board and Corvex Board;

•        by either Movano or Corvex if the merger has not been consummated by August 6, 2026 (subject to a possible extension as provided in the Merger Agreement, referred to as the end date); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement, and in the event that a request for additional information has been made by any government authority, or in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus is a part, by the date that is 90 days prior to the end date, either party will be entitled to extend the end date for an additional 90 days by written notice to the other party;

•        by Movano or Corvex if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

•        by Movano or Corvex if the stockholders of Movano do not approve the issuance of shares of Movano common stock pursuant to the Merger Agreement at the Movano stockholders’ meeting (including any adjournments and postponements thereof); provided, however, that this right to terminate the Merger Agreement will not be available to any party if such party’s action or failure to act has been a principal cause of the failure and such action or failure to act constitutes a breach of the Merger Agreement and Movano may not terminate the Merger Agreement until the date that is 61 days after the date the initial Movano stockholders’ meeting is held;

•        by Corvex, at any time prior to the approval by Movano’s stockholders of the issuance of the shares of Movano common stock pursuant to the merger, if any of the following occurs, or a triggering event:

•        Movano fails to include in this proxy statement/prospectus its recommendation that the stockholders of Movano vote to approve the issuance of shares of Movano common stock pursuant to the Merger Agreement;

•        the Movano Board approves, endorses or recommends any acquisition proposal, as defined in the section titled “The Merger Agreement-Non-Solicitation”; or

•        Movano enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement.

•        by Movano or Corvex if the other party to the Merger Agreement has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable by the end date, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the intention to terminate;

•        by Corvex, at any time, upon the occurrence of any event, effect, change, circumstance or development that has had or would reasonably be expected to have had a material adverse effect on the business, condition (financial or otherwise), liabilities, assets or results of operations of Movano. The Merger Agreement provides that certain effects, events, changes, circumstances or developments shall not be considered a material adverse effect on Movano;

•        by Movano, at any time, upon the occurrence of any event, effect, change, circumstance or development that has had or would reasonably be expected to have had a material adverse effect on the business, condition (financial or otherwise), liabilities, assets or results of operations of Corvex. The Merger Agreement provides that certain effects, events, changes, circumstances or developments shall not be considered a material adverse effect on Corvex; or

•        by Movano, at any time, if Movano has received a “superior offer” (as defined above), Movano has complied with its obligations under the Merger Agreement to accept such superior offer, Movano concurrently terminates the Merger Agreement and enters into a definitive agreement that is contemplated or relates to an “acquisition transaction” (as defined above) that constitutes a superior offer and within two business days of such termination, Movano pays the applicable termination fees to Corvex as contemplated by the Merger Agreement.

Termination Fees

Fee payable by Movano

Movano must pay Corvex a termination fee of $500,000 if:

•        the Merger Agreement is terminated by Corvex (at any time prior to Movano’s stockholders’ approval of the Stock Issuance Proposal pursuant to the Merger Agreement) because a triggering event (as define above) occurs; or

•        if the following events occur:

•        either Corvex or Movano terminates the Merger Agreement because the stockholders of Movano did not approve the Stock Issuance Proposal at the Movano stockholders’ meeting as described above under “— Termination of Merger Agreement,” or (ii) Corvex terminates the Merger Agreement because Movano has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement because a “triggering event” has occurred; and

•        an acquisition proposal with respect to Movano has been publicly announced or disclosed or otherwise communicated to Movano or the Movano Board after the date of the Merger Agreement but prior to the termination of the Merger Agreement; and within 12 months after the date of such termination of the Merger Agreement, Movano enters into a definitive agreement for an acquisition transaction (as defined below) in respect of such acquisition proposal.

An “acquisition transaction” is defined as

•        any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction:

•        in which a party is constituent entity;

•        in which a person or a “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries; or

•        in which a party or any of its subsidiaries issues more than 50% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

•        any sale, lease, exchange, transfer, license, acquisition or disposition of any business or business or businesses or assets that constitute or account for 50% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries take as a whole.

In addition, if the Merger Agreement is terminated by Movano because (a) Movano has received a “superior offer” (as defined above), (b) Movano has complied with its obligations under the Merger Agreement in order to accept such superior offer, and (c) Movano concurrently terminates the Merger Agreement and enters into a permitted alternative agreement with respect to such superior offer, then Movano shall pay to Corvex a termination fee of $500,000.

Amendment

The Merger Agreement may be amended with the approval of the respective board of directors of Corvex, Merger Sub and Movano at any time, except that after the Merger Agreement has been adopted and approved by the stockholders of Movano or Corvex, no amendment which by law requires further approval by the stockholders of Movano or Corvex, as the case may be, shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement and as a condition and inducement for Movano to enter into the Merger Agreement, certain Movano stockholders entered into support agreements with Corvex pursuant to which, among other things, each of such stockholders agreed, solely in his or her capacity as a stockholder, to vote all of his or her shares of Movano common stock in favor of the approval of the issuance of shares of Movano common stock pursuant to the Merger Agreement. In addition, these Movano stockholders agreed not to, directly or indirectly, knowingly take any action that Movano is not permitted to take under the non-solicitation provisions of the Merger Agreement.

As of December 5, 2025, the stockholders of Movano that are party to a support agreement with Corvex consist of the holders of an aggregate of 151,769 shares of Movano common stock, representing 17.5% of the outstanding shares of Movano common stock and approximately 15.8% of the voting power of the outstanding Movano common stock and Series A Preferred Stock (voting together as a single class, and, with respect to the Series A Preferred Stock, on an as-converted basis) as of December 5, 2025. These stockholders are comprised of directors, officers and certain other stockholders of Movano (solely in their capacity as stockholders of Movano).

Lock-up Agreements

Corvex

As a condition to the closing of the merger, Corvex’s directors, executive officers and certain stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber any shares of the combined company’s common stock for 180 days following the Effective Time. As of December 5, 2025, the stockholders of Corvex that are party to a lock-up agreement consist of the holders of an aggregate of 7,944,000 shares of Corvex common stock (on an as-converted basis), representing 46.8% of the outstanding shares of Corvex common stock.

Movano

As a condition to the closing of the merger, Movano’s directors and executive officers, who will beneficially hold            % of the combined company’s capital stock immediately following the closing of the merger, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber any shares of the combined company’s common stock for 180 days following the Effective Time.

MATTERS BEING SUBMITTED TO A VOTE OF MOVANO STOCKHOLDERS

PROPOSAL NO. 1 — THE STOCK ISSUANCE PROPOSAL

Overview

At the Movano special meeting, Movano stockholders will be asked to approve (i) the issuance of shares of Movano common stock to the Corvex stockholders pursuant to the Merger Agreement and Nasdaq Listing Rule 5635(a), which shares of Movano common stock will represent more than 20% of the shares of Movano common stock outstanding immediately prior to the merger and (ii) the change of control of Movano resulting from the merger pursuant to Nasdaq Listing Rule 5635(b).

Immediately following the merger, it is expected that Corvex securityholders will own approximately 94.8% of the outstanding capital stock of the combined company on a fully-diluted basis, and the Movano securityholders will own approximately 5.2% of the outstanding capital stock of the combined company on a fully-diluted basis, subject to adjustment as provided in the Merger Agreement.

The terms of, reasons for and other aspects of the Merger Agreement, the issuance of shares of Movano common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Reasons for the Proposal

Under Nasdaq Listing Rule 5635(a), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if (x) pursuant to Nasdaq Listing Rule 5635(a)(1), the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding, or (y) pursuant to Nasdaq Listing Rule 5635(a)(2), any director, officer or “Substantial Shareholder” (as defined by Nasdaq Listing Rule 5635(e)(3)) of such company has a 5% or greater interest, directly or indirectly, in the company to be acquired or in the consideration to be paid in the transaction and the issuance of common stock could result in an increase in outstanding common shares or voting power of 5% or more. The potential issuance of the shares of Movano common stock in the merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 98.2% of Movano’s common stock immediately following the merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a), Movano must obtain the approval of Movano stockholders for the issuance of these shares of Movano common stock in the merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. It is expected that Nasdaq will determine that the merger constitutes a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Movano must obtain the approval of Movano stockholders of the change of control resulting from the merger.

Required Vote

Approval of the Stock Issuance Proposal requires the affirmative vote of the holders of a majority in voting power of the shares of stock of the Company which are present in person or by proxy and entitled to vote thereon.

The merger is conditioned upon the approval of the Stock Issuance Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). Notwithstanding the approval of the Stock Issuance Proposal, if the merger is not consummated for any reason, the actions contemplated by the Stock Issuance Proposal will not be effected.

Certain Movano stockholders have agreed to vote any shares of Movano common stock owned by them in favor of the Stock Issuance Proposal, subject to the terms of the support agreements. See “Agreements Related to the Merger — Support Agreements” of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Stock Issuance Proposal.

THE MOVANO BOARD UNANIMOUSLY RECOMMENDS THAT THE MOVANO STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL TO APPROVE THE ISSUANCE OF SHARES OF MOVANO COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

PROPOSAL NO. 2 — THE 2026 PLAN PROPOSAL

Overview

We are asking stockholders to approve the Corvex, Inc. 2026 Equity Incentive Plan (the “2026 Plan”), which, if approved by the stockholders and adopted by the combined company, will be available to the combined company on a go-forward basis following the closing of the business combination. The 2026 Plan is described in more detail below, and a copy of the 2026 Plan is attached here as Annex D.

Reasons for the Proposal

The purpose of the Plan is to enhance the ability of the combined company to attract, retain and incentivize employees, independent contractors and directors and promote the success of its business. Equity compensation will be a vital element of the combined company’s compensation program and the ability to grant stock awards at competitive levels is in the best interest of the combined company and its stockholders.

Approval of the 2026 Plan by the stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options under the Plan. If the Plan is approved by the stockholders, the 2026 Plan will become effective as of the closing of the merger.

Summary of the 2026 Plan

The Corvex, Inc. 2026 Equity Incentive Plan, or the 2026 Plan, was adopted by our board of directors on            , 2025. The 2026 Plan becomes effective as of the closing of the merger; and no awards may be granted under the 2026 Plan prior to such effective date. We intend to use the 2026 Plan to provide incentives that will assist us to attract, retain, and motivate employees, including officers, consultants, and directors.

Below is a summary of the principal provisions of the 2026 Plan, which summary is qualified in its entirety by reference to the full text of the 2026 Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The 2026 Plan will remain in effect, subject to the right of our board of directors or Compensation Committee to amend or terminate the 2026 Plan at any time, until the earlier of (a) the earliest date as of which all awards granted under the 2026 Plan have been satisfied in full or terminated and no shares of common stock approved for issuance under the 2026 Plan remain available to be granted under new awards, or (b)            ,            2036. No awards will be granted under the 2026 Plan after such termination date. Subject to other applicable provisions of the 2026 Plan, all awards made under the 2026 Plan on or before            ,            2036, or such earlier termination of the 2026 Plan, shall remain in effect until such awards have been satisfied or terminated in accordance with the 2026 Plan and the terms of such awards.

The 2026 Plan will be administered by the Compensation Committee. The Compensation Committee has the authority, in its sole and absolute discretion, to grant awards under the 2026 Plan to eligible individuals, and to take all other actions necessary or desirable to carry out the purpose and intent of the 2026 Plan. Further, the Compensation Committee has the authority, in its sole and absolute discretion, subject to the terms and conditions of the 2026 Plan, to, among other things:

•        determine the eligible individuals to whom, and the time or times at which, awards shall be granted;

•        determine the type of awards to be granted to any eligible individual;

•        determine the number of shares of common stock to be covered by or used for reference purposes for each award or the value to be transferred pursuant to any award; and

•        determine the terms, conditions and restrictions applicable to each award and any shares of common stock acquired pursuant thereto, including, without limitation, (i) the purchase price of any shares of common stock, (ii) the method of payment for shares of common stock purchased pursuant to any award, (iii) the method for satisfying any tax withholding obligation arising in connection with any award, including by the withholding or delivery of shares of common stock, (iv) the timing, terms and conditions of the exercisability, vesting or payout of any award or any shares of common stock acquired pursuant thereto, (v) the performance goals applicable to any award and the extent to which such performance goals have been attained, (vi) the time of the expiration of an award, (vii) the effect of a participant’s Termination of Service, as defined in the 2026 Plan, on any of the foregoing and (viii) all other terms, conditions and restrictions applicable to any award or shares of common stock acquired pursuant thereto as the administrator considers to be appropriate and not inconsistent with the terms of the 2026 Plan.

2,500,000 shares of our common stock will be initially authorized and reserved for issuance under the 2026 Plan. The reserve will automatically increase on January 1, 2027 and each subsequent anniversary through 2036, by an amount equal to the smaller of (a) 4% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by the Compensation Committee.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2026 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire, are cancelled, forfeited, terminated unearned, settled in cash, or withheld or surrendered in payment of an exercise price or taxes under the 2026 Plan will again become available for issuance under the 2026 Plan.

Subject to adjustment as provided in the provision of the 2026 Plan pertaining to the occurrence of certain corporate transactions, the maximum number of shares of common stock that may be issued pursuant to stock options granted under the 2026 Plan that are intended to qualify as incentive stock options is 15,000,000.

The Compensation Committee may establish compensation for directors who are not our employees, provided that the sum of any cash compensation and the grant date fair value of Awards granted under the 2026 Plan to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed $750,000 for an annual grant, or $1,000,000 in the first year of service. The Compensation Committee, in its discretion, may make exceptions to this limit for individual non-employee directors in extraordinary circumstances.

Awards may be granted individually or in tandem with other types of awards, concurrently with or with respect to outstanding awards. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

•        Stock options.    We may grant non-statutory stock options or incentive stock options (as described in Section 422 of the Code), each of which gives its holder the right, during a specified term (not exceeding ten years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

•        Stock appreciation rights.    A stock appreciation right, or SAR, gives its holder the right, during a specified term (not exceeding ten years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash.

•        Restricted stock.    We may grant restricted stock awards. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as we specify. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

•        Restricted stock units.    Restricted stock units, or RSUs, represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price, subject to vesting or other conditions specified by the administrator. Holders of RSUs have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant RSUs that entitle their holders to dividend equivalent rights.

•        Performance awards.    Performance awards, consisting of either performance shares or performance units, are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. The administrator establishes the applicable performance goals based on one or more measures of business performance, such as combined ratio or gross written premiums growth. To the extent earned, performance awards may be settled in cash, in shares of our common stock or a combination of both in the discretion of the administrator. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

•        Other share-based awards.    The administrator may grant cash-based awards that specify a monetary payment or range of payments or other share-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. Their holders will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the awards. The administrator may grant dividend equivalent rights with respect to other share-based awards.

Awards are generally nontransferable except on death or in limited cases subject to approval by the administrator.

In the event of a change in control, as defined in the 2026 Plan, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control:

•        stock options and stock appreciation rights will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;

•        restricted stock and stock units with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and stock units will be settled as promptly as is practicable in accordance with applicable law; and

•        performance shares and units that vest based on the achievement of performance goals will vest as if the performance goal for the unexpired performance period had been achieved at the target level (unless the award agreement provides for vesting at a greater amount) and the performance units will be settled as promptly as is practicable in accordance with applicable law.

New Plan Benefits

No awards have been previously granted under the 2026 Plan as of the date hereof and no awards have been granted under the 2026 Plan, subject to stockholder approval of the 2026 Plan.

Summary of U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the 2026 Plan. It does not describe all federal tax consequences under the 2026 Plan, nor does it describe state or local tax consequences.

Incentive Stock Options.    No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of the common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither the combined company nor its subsidiaries will be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of the common stock) over the option price thereof, and (ii) the combined company or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of the combined company’s common stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of common stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

For all other awards under the 2026 Plan, the combined company generally will be entitled to a tax deduction in connection with other awards under the 2026 Plan, as amended, in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for deferred settlement.

The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either the combined company or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Required Vote

Approval of the 2026 Plan Proposal requires the affirmative vote of the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon. The 2026 Plan Proposal is conditioned on the approval of the Stock Issuance Proposal. Therefore, if approval of the merger is not obtained, the 2026 Plan Proposal will have no effect, even if approved by Movano stockholders.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the 2026 Plan Proposal.

THE MOVANO BOARD UNANIMOUSLY RECOMMENDS THAT THE MOVANO STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE 2026 PLAN.

PROPOSAL NO. 3 — THE 2026 ESPP PROPOSAL

Overview

We are asking stockholders to approve the Corvex, Inc. 2026 Employee Stock Purchase Plan (the “ESPP”), which, if approved by the stockholders and adopted by the combined company, will be available to the combined company on a go-forward basis following the closing of the business combination. The ESPP is described in more detail below, and a copy of the ESPP is attached here as Annex E.

Reasons for the Proposal

The purpose of the ESPP is to provide eligible employees with the opportunity to acquire an ownership interest in the combined company at a discount through accumulated payroll deductions. We believe that the ESPP will be a key factor in retaining existing employees, recruiting and retaining new employees, and aligning the interests of the combined company’s employees with those of its stockholders. The ESPP will permit the grant of purchase rights to employees that are intended to qualify for favorable U.S. federal income tax treatment under Section 423 of the Code.

Summary of the 2026 ESPP

The Corvex, Inc. 2026 Employee Stock Purchase Plan, or the ESPP, was adopted by our board of directors on            , 2025. The ESPP will become effective as of the closing of the merger.

The purpose of the ESPP is to attract, retain and reward our employees who contribute to our growth and profitability by providing them with an opportunity to acquire an ownership interest in the Company.

900,000 shares of our common stock will be available for sale under the ESPP. In addition, the ESPP provides for annual increases in the number of shares available for issuance under the ESPP on January 1, 2027 and each subsequent anniversary through 2036, equal to the smallest of:

•        2% of the outstanding shares of our common stock on the immediately preceding December 31; or

•        3,000,000 shares; or

•        such other amount as may be determined by our Compensation Committee.

Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the ESPP.

The Compensation Committee will administer the ESPP and have full authority to interpret the terms of the ESPP. The ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the ESPP.

All of our employees, including our named executive officers, are eligible to participate if they are customarily employed at least 20 hours per week and more than five months in any calendar year. Non-employee directors are not eligible to participate in the ESPP. Employees will be limited to purchasing $25,000 of stock each year and will not be able to purchase if such a purchase would cause the employee to own 5% or more of our stock.

The ESPP is intended to qualify under Section 423 of the Code and the ESPP shall be so construed. The ESPP includes a non-423 component to allow for issuances to participants outside the United States, if any. The Compensation Committee may, in its discretion, determine the terms of offering periods, including establishing offering periods of up to 27 months and providing for multiple purchase dates. The ESPP permits participants to purchase common stock through payroll deductions of up to 15.0% of their regular gross earnings and overtime payments. Other types of compensation are not considered part of compensation for purposes of the ESPP.

Unless provided otherwise by the Compensation Committee, the purchase price of the shares will be 85.0% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last day of the offering period. Participants may end their participation at any time during an offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Prior to the beginning of any offering period, the Compensation Committee may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP as described below. In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

The ESPP will continue in effect until terminated by the Compensation Committee. The Compensation Committee has the authority to amend, suspend or terminate the ESPP at any time.

New Plan Benefits

No awards have been previously granted under the 2026 ESPP as of the date hereof and no awards have been granted under the 2026 Plan, subject to stockholder approval of the 2026 ESPP.

Summary of U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to participation in the ESPP. This summary deals with the general federal income tax principles that apply and is provided only for general information and does not purport to be complete. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. A participant will be taxed on amounts withheld for the purchase of shares of common stock as if such amounts were actually received. For federal income tax purposes, a participant in an offering generally will not recognize taxable income on the grant of an option under the ESPP, nor will the Company be entitled to any deduction at that time. Additionally, the participant should not recognize taxable income at the time of exercise of any purchase right granted under the ESPP. In general, no income relating to options granted or shares purchased under the ESPP will be taxable to a participant until the disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.

If stock acquired upon exercise of an option granted under the ESPP is held for a minimum of two years from the offering date and one year from the purchase date (or the participant dies holding the shares at any time), the participant (or the participant’s estate) will recognize ordinary income on a subsequent sale or disposition of the shares (or, upon death, while holding the shares), measured as the lesser of (x) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (y) the excess of the fair market value of the shares on the offering date over the purchase price. Any additional gain on a sale or other disposition of the shares will be treated as long-term capital gain.

If the holding period requirements are not met (i.e., a Disqualifying Disposition), the participant will recognize ordinary income at the time of the sale or other disposition equal to the excess of the fair market value of the shares on the date the option is exercised over the purchase price, with any remaining gain or loss being treated as capital gain or capital loss. However, if the holding period requirements are not met and the amount realized at the time of disposition is less than the fair market value of the shares at the time of exercise, the participant will recognize ordinary income to the extent of the excess of the fair market value of such shares on the date the option was exercised over the purchase price for such shares, and a capital loss to the extent the fair market value of such shares on the exercise date exceeds the amount realized upon disposition.

The combined company and its subsidiaries and affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an option granted under an offering or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Required Vote

Approval of the 2026 ESPP Proposal requires the affirmative vote of the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon.

The 2026 ESPP Proposal is conditioned on the approval of the Stock Issuance Proposal. Therefore, if approval of the merger is not obtained, the 2026 ESPP Proposal will have no effect, even if approved by Movano stockholders.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the 2026 ESPP Proposal.

THE MOVANO BOARD UNANIMOUSLY RECOMMENDS THAT THE MOVANO STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE 2026 PLAN PROPOSAL.

PROPOSAL NO. 4 — THE ADJOURNMENT PROPOSAL

General

If Movano fails to receive a sufficient number of votes to approve the Stock Issuance Proposal, Movano may propose to adjourn the Movano special meeting for the purpose of soliciting additional proxies to approve the Stock Issuance Proposal. Movano currently does not intend to propose adjournment at the Movano special meeting if there are sufficient votes to approve the Stock Issuance Proposal.

If a quorum is not present at the Movano special meeting, under the Movano bylaws, either the chairperson of the meeting or the stockholders so present (in person or by proxy) and entitled to vote may adjourn the Movano special meeting until a quorum is present or represented.

Required Vote

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority in voting power of the shares of stock of Movano which are present in person or by proxy and entitled to vote thereon.

The merger is not conditioned upon the approval of the Adjournment Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Adjournment Proposal.

THE MOVANO BOARD UNANIMOUSLY RECOMMENDS THAT THE MOVANO STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

MOVANO BUSINESS

Pending Merger Agreement with Corvex

On November 6, 2025, Movano, Merger Sub and Corvex entered into the Merger Agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Corvex, with Corvex surviving the merger as the wholly-owned subsidiary of the combined company. See “The Merger” and “The Merger Agreement” in this proxy statement/prospectus and for a description of the Merger Agreement and the transactions contemplated thereby.

If the merger is completed, the business of Movano will become the business of Corvex as described on page 150 under the caption “Corvex Business.” If the merger is not completed, Movano will reconsider its strategic alternatives and may pursue one of the following courses of action, which Movano currently believes are the most likely alternatives if the merger with Corvex is not completed:

•        Pursue another strategic transaction similar to the merger. Movano may resume its process of evaluating other companies interested in pursuing a strategic transaction with Movano and, if a candidate is identified, focus its attention on negotiating and completing such a transaction with such candidate.

•        Dissolve and liquidate its assets. If Movano is unable, or does not believe that it is able, to find a suitable candidate for another strategic transaction, Movano may dissolve and liquidate its assets. In the event of dissolution, Movano would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims. If Movano dissolves and liquidates its assets, there can be no assurance as to the amount or timing of available cash that will remain for distribution to Movano’ stockholders after paying Movano’ debts and other obligations and setting aside funds for its reserves.

Overview

Movano Inc., dba Movano Health, a Delaware corporation, is developing a platform to deliver purpose-driven healthcare solutions to bring medical-grade, high-quality data to the forefront of consumer health devices.

Movano’s initial commercial product is the Evie Ring, a wearable designed specifically for women that was launched in November 2023. Movano launched the Evie Ring as a general wellness device without any FDA premarket clearances.

The Evie Ring combines health and wellness metrics to give a full picture of one’s health, which includes resting heart rate, heart rate variability, blood oxygen saturation, respiration rate, skin temperature variability, period and ovulation tracking, menstrual symptom tracking, activity profile, including steps, active minutes and calories burned, sleep stages and duration, and mood tracking. The device provides women with continuous health data distilled down to simple, yet meaningful, insights to help them make manageable lifestyle changes and take a more proactive approach that could mitigate the risks of chronic disease.

Separately, in November 2024, Movano received FDA 510(k) clearance for the pulse oximetry feature in its EvieMED Ring, making it a medical device. The clearance enables Movano to pursue health solutions needed for applications such as clinical trials, post-clinical trial management, and remote patient spot check monitoring for both healthcare providers and payors. Movano believes EvieMED is one of the first patient wearables with FDA clearance on the entire system, both hardware and software, differing from Movano’s competition, which sometimes gets FDA clearance on an individual algorithm under “Software as a Medical Device” guidance. The FDA clearance of these metrics, including pulse rate and blood oxygen saturation, will be sold via prescription under the brand name EvieMED, which will help ensure clinical-level confidence in EvieMED’s monitoring capabilities and make the device attractive to clinicians and to facilities engaged in clinical trials for at-home and/or long-term patient monitoring. This unique competitive advantage is not only a key pillar in building brand trust and loyalty but will also redefine the expectations of wearable devices.

In addition to the Evie Ring and EvieMED Ring, Movano is developing the smallest ever patented and proprietary System-on-a-Chip (“SoC”) designed specifically for blood pressure or CGM systems. Movano built the integrated sensor from the ground up with multiple antennas and a variety of frequencies to achieve an unprecedented level of precision in health monitoring. Movano is currently conducting clinical studies with the SoC and developing algorithms that, if successful, will enable Movano to develop wearables that can measure glucose non-invasively and blood pressure without a cuff. Movano’s end goal is to bring a Class II FDA-cleared device to the market that includes CGM and cuffless blood pressure monitoring capabilities. Over time, Movano’s technology could also enable the measurement and potentially continuous monitoring of other health data.

Intellectual Property

Movano is committed to developing and protecting its intellectual property and, where appropriate, filing patent applications to protect its technology. Movano relies on a combination of patent, copyright, trademark and trade secret laws and other agreements with employees and third parties to establish and protect its proprietary intellectual property rights. Movano requires its officers, employees and consultants to enter into standard agreements containing provisions requiring confidentiality of proprietary information and assignment to Movano of all inventions made during the course of their employment or consulting relationship. Movano also enters into nondisclosure agreements with its commercial counterparties and limit access to, and distribution of, its proprietary information.

As of December 5, 2025, Movano owns, jointly owns, or has exclusive rights to 31 issued and in-force patents (that cover one or more of its products or product candidates for method, system and device development) that expire at various times between November 12, 2039 and December 18, 2040. Furthermore, as of December 5, 2025, Movano owns, jointly owns, or has exclusive rights to two pending U.S. patent applications, and one pending foreign patent application.

While Movano has not registered any of the copyrights in its software code, its software code, once written, would be protected by applicable U.S. copyright law.

Regulation

FDA Regulation

While the first iteration of the Evie Ring is a general wellness device and therefore does not require FDA premarket clearance, EvieMED is a medical device and required FDA clearance and over time Movano plans to execute accuracy studies to gain additional FDA clearances on vital signs monitoring capabilities including respiration rate. Movano’s end goal is to bring a Class II FDA-cleared device to the market, which may include additional form factors, and that includes CGM and cuffless blood pressure monitoring capabilities.

Before and after approval or clearance in the U.S., these subsequent iterations of Movano’s planned solution will be subject to extensive regulation by FDA under the Federal Food, Drug and Cosmetic Act (the “FD&C Act”) and/or the Public Health Service Act, as well as by other regulatory bodies. FDA regulations govern, among other things, the development, testing, manufacturing, labeling, safety, storage, record-keeping, market clearance or approval, advertising and promotion, import and export, marketing and sales, and distribution of medical devices and pharmaceutical products. There may be certain commercial applications for Movano’s technology that require less regulatory scrutiny than described below.

FDA Approval or Clearance of Medical Devices

In the U.S., medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the extent of controls FDA determines are necessary to reasonably ensure their safety and efficacy:

•        Class I: general controls, such as labeling, establishment registration, device listing, and, for some devices, adherence to quality system regulations;

•        Class II: the general controls plus certain special controls, FDA clearance via a premarket notification, or 510(k) submission, specific controls such as performance standards, patient registries and post-market surveillance and additional controls such as labeling and adherence to quality system regulations; and

•        Class III: general and special controls and approval of a PMA application.

To request marketing authorization by means of a 510(k) clearance, we must submit a notification demonstrating that the proposed device is substantially equivalent to another legally marketed medical device, a “predicate device,” has the same intended use, and is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness than a legally marketed device. 510(k) submissions generally include, among other things, a description of the device and its manufacturing, device labeling, medical devices to which the device is substantially equivalent, safety and biocompatibility information and the results of performance testing. In this case, the 510(k) submission will likely also include data from human clinical studies demonstrating performance and other parameters. Marketing may commence only when FDA issues a clearance letter finding substantial equivalence. The typical duration to receive a 510(k) clearance is approximately six to twelve months from the date of the initial 510(k) submission, although there is no guarantee that the timing will not be longer.

In some instances, the 510(k) pathway for product marketing may be used with only proof of substantial equivalence in technology for a given indication with a predicate device. In other instances, FDA may require additional clinical work to prove efficacy in addition to technological equivalence and basic safety. Whether clinical data is provided or not, FDA may decide to reject the substantial equivalence argument Movano presents. If that happens, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements or can request a risk-based classification determination for the device in accordance with the “de novo” process, which may determine that the new device is of low to moderate risk and that it can be appropriately regulated as a Class I or II device. If a de novo request is granted, the device may be legally marketed, and a new classification is established. If the device is classified as Class II, the device may serve as a predicate for future 510(k) submissions. If the device is not reclassified through de novo review, then it must go through the standard PMA process for Class III devices.

After a device receives 510(k) clearance, any product modification that could significantly affect the safety or effectiveness of the product, or that would constitute a significant change in intended use, requires a new 510(k) clearance or, if the device would no longer be substantially equivalent, a PMA.

A PMA application must provide a demonstration of safety and effectiveness, which generally requires extensive pre-clinical and clinical trial data. Information about the device and its components, device design, manufacturing, and labeling, among other information, must also be included in the PMA. As part of the PMA review, FDA will inspect the manufacturer’s facilities for compliance with quality system regulation requirements, which govern testing, control, documentation, and other aspects of quality assurance with respect to manufacturing, testing, and storage of medical devices. If FDA determines the application or manufacturing facilities are not acceptable, FDA may outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. During the review period, an FDA advisory committee, typically a panel of clinicians and statisticians, may be convened to review the application and recommend to FDA whether, or upon what conditions, the device should be approved. FDA is not bound by the advisory panel decision. While FDA often follows the panel’s recommendation, there have been instances in which FDA has not. FDA must find the information to be satisfactory to approve the PMA. The PMA approval can include post-approval conditions, including, among other things, restrictions on labeling, promotion, sale and distribution, or requirements to do additional clinical studies after approval. Even after approval of a PMA, a new PMA or PMA supplement is required to authorize certain modifications to the device, its labeling, or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. The typical duration to receive PMA approval is approximately two years from the date of submission of the initial PMA application, although there is no guarantee that the timing will not be longer.

Clinical Trials of Medical Devices

One or more clinical trials are generally required to support a PMA application and are sometimes necessary to support a 510(k) submission. Clinical studies of unapproved or uncleared medical devices or devices being studied for uses for which they are not approved or cleared (investigational devices) must be conducted in compliance with FDA requirements. If an investigational device could pose a significant risk to patients, the sponsor company must submit an investigational device exemption application to FDA prior to initiation of the clinical study. If an institutional review board determines that a device study does not present a significant risk, an investigational device exemption submission to FDA is not required. An investigational device exemption application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device on humans and that the testing protocol is scientifically sound. Except for studies involving certain banned devices, the investigational device exemption will automatically become effective 30 days after receipt by FDA unless FDA notifies the company that the investigation may not begin. Clinical studies of investigational devices may not begin until an institutional review board has approved the study.

During the study, the sponsor must comply with FDA’s investigational device exemption requirements. These requirements include investigator selection, trial monitoring, adverse event reporting, and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with reporting and record keeping requirements. The sponsor, FDA, or the institutional review board at each institution at which a clinical trial is being conducted may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable risk. During the approval or clearance process, FDA typically inspects the records relating to the conduct of one or more investigational sites participating in the study supporting the application.

Post-Approval Regulation of Medical Devices

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•        FDA quality systems regulation, which governs, among other things, how manufacturers design, test, manufacture, exercise quality control over, and document manufacturing of their products;

•        labeling and claims regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

•        the Medical Device Reporting regulation, which requires reporting to FDA of certain adverse experiences associated with use of the product.

Good Manufacturing Practices Requirements

Manufacturers of most medical devices are required to comply with the good manufacturing practices set forth in the quality system regulation promulgated under Section 520 of the FD&C Act. Current good manufacturing practices regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. The manufacturing facility for an approved product must be registered with FDA and meet current good manufacturing practices requirements to the satisfaction of FDA pursuant to a pre-PMA approval inspection before the facility can be used. Manufacturers, including third party contract manufacturers, are also subject to periodic inspections by FDA and other authorities to assess compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse experiences with the product must be reported to FDA and could result in the imposition of marketing restrictions through labeling changes or in product withdrawal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following the approval.

Federal Communication Commission (“FCC”) Regulations

Movano’s RF-based technology involves the transmission of RF energy, and as such, will be subject to regulation by the FCC, including the FCC’s equipment authorization regulations and its regulations governing human exposure to RF energy. In particular, Movano expects the planned solution to be regulated under Part 18 of the FCC’s rules governing industrial, scientific, and medical (ISM) equipment, and to be classified as consumer ISM equipment under that rule part. Based on the expected frequency and power of operation, we expect that the product will comply with the Part 18 technical specifications for these types of devices, which Movano will be required to verify under FCC equipment authorization procedures. Movano also expects, based on the device’s frequency and power of operation, that the product will comply with the FCC’s requirements governing human exposure to RF energy.

HIPAA and other Privacy Laws

The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as well as a number of other federal and state privacy-related laws, extensively regulate the use and disclosure of individually identifiable health information, known as “protected health information” or “PHI”.

HIPAA applies to health plans, healthcare providers who engage in certain standard healthcare transactions electronically, such as electronic billing, and healthcare clearinghouses, all of which are referred to as “covered entities” under HIPAA. State imposed health information privacy and security laws typically apply based on licensure, for example, licensed providers or licensed entities are limited in their ability to use and share health information.

Additionally, all U.S. states have enacted legislation protecting the privacy and security of “personal information”, such as identifiable financial or health information, social security numbers, credit card information and other personally identifiable information. These laws overlap and apply simultaneously with federal privacy and security requirements and regulated entities must comply with all of them. In dealing with health information for the development of our technology or for commercial purposes, we may perform activities that implicate HIPAA and state-imposed health information privacy and cybersecurity laws. Additionally, we must identify and comply with all applicable state laws for the protection of personal information with respect to personal information that we collect.

To the extent our activities extend outside of the United States, Movano will be required to comply with international, national, and provincial personal data protection laws and regulations, including the GDPR. The GDPR and other national or provincial laws provide a prescriptive, detailed regulation that provides extensive powers to public authorities to sanction and stop use of personal data. The GDPR and national or provincial laws outside of Europe require significant effort and expense to ensure compliance. All of these laws may impact Movano’s business and may change periodically, which could adversely affect Movano’s business operations.

Environmental

The cost of compliance with federal, state, and local provisions related to the protection of the environment has had no material effect on Movano’s business. There were no material capital expenditures for environmental control facilities in the year ended December 31, 2024, and there are no material expenditures planned for such purposes for the year ended December 31, 2025.

Competition

The technology industry, generally, and the general wellness, continuous glucose and blood pressure monitoring markets, in particular, are intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities by industry participants. To compete successfully, we will need to demonstrate the advantages of our products and technologies over well-established alternative solutions, products, and technologies, as well as newer ones, and convince consumers and enterprises of the advantages of our products and technologies.

With respect to a potential solution that is targeted at the general wellness market, Movano would face direct and indirect competition from a number of competitors who have developed and commercialized similar products. These competitors include Apple, Samsung, Garmin, Fitbit, WHOOP and Oura Health. Many of such potential competitors enjoy significantly greater name recognition and have significantly greater financial resources and expertise in research and development, manufacturing, and sales and marketing than Movano has.

With respect to Movano’s planned CGM solution, Movano will face direct and indirect competition from a number of competitors who have developed or are developing products for continuous monitoring of glucose levels. These competitors include DexCom, Inc., Abbott Laboratories, Medtronic plc, Roche Diagnostics, LifeScan, Inc., Ascensia Diabetes Care Holdings AG, Senseonics Holdings, Inc., Integrity Applications, Inc., Nemaura Medical, Biolinq Inc., and Profusa, Inc. Movano’s planned solution will also compete with traditional glucometers, which remain an inexpensive alternative. Many of the companies Movano will compete with enjoy significantly greater name recognition and have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and sales and marketing of approved products than Movano has.

Movano will also face direct and indirect competition from a number of competitors who have developed or are developing products that monitor blood pressure. These competitors include OMRON Corporation, Welch Allyn, A&D Medical, American Diagnostic Corporation, GE Healthcare, Masimo Corporation, Philips, SunTech Medical Inc., Aktiia, Biobeat and Blumio. Many of the companies Movano will compete with enjoy significantly greater name recognition and have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and sales and marketing of approved products than Movano has.

Mergers and acquisitions in the medical device, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of Movano’s competitors. Other small or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. There are also several academic and other institutions involved in various phases of technology development regarding blood glucose monitoring devices.

Movano believes the ability to deploy our technology on a non-invasive basis, packaged in a wearable that is painless, cuffless, simple, smart and competitively priced, will provide Movano with a competitive advantage. Movano cannot however assure you that it will be able to compete successfully.

Employees and Human Capital Resources

As of December 5, 2025, Movano had 18 employees, all of whom are employed on a full-time basis. None of Movano’s employees are covered by a collective bargaining agreement, and we believe our relationship with our employees is good.

Movano’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees, advisors, and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of stock-based compensation awards, to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Corporate and Available Information

Movano was incorporated in the State of Delaware in January 2018 under the name Maestro Sensors Inc. On August 3, 2018, we changed our name to Movano Inc. Our principal executive offices are located at 6800 Koll Center Pkwy., Pleasanton, CA 94566, and our telephone number is (415) 651-3172. Our Internet website address is www.movanohealth.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the investor relations page of our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this proxy statement/prospectus.

Legal Proceedings

Movano is not currently a party to any pending legal proceedings that it believes will have a material adverse effect on its business or financial conditions. Movano may, however, be subject to various claims and legal actions arising in the ordinary course of business from time to time.

CORVEX BUSINESS

Overview

Corvex is an AI cloud computing company specializing in GPU accelerated infrastructure for AI workloads. Corvex’s mission is to become the trusted infrastructure partner for AI model training and inference.

Corvex’s platform allows organizations to leverage the advantage of AI by providing secure, scalable, and cost-efficient computational resources. Corvex’s infrastructure leverages advanced GPU-accelerated compute clusters, high-throughput storage systems and layered architecture to provide enhanced security, consistent performance and efficiency at scale.

Corvex provides a range of capabilities, including:

•        AI Factories and GPU Clusters:    GPU and CPU computing, storage, and networking, with a focus on AI model training and inference, deployed and operated with engineering excellence deployable at up to AI factory scale. Delivered with managed Kubernetes or as bare metal, deployments can be operated on-premise or in multi- or single-tenant configurations that are compliant with the HIPAA and SOC2.

•        Confidential Computing:    Confidential computing is designed to protect customers’ valuable intellectual property and enhance compliance with data security mandates. Hardware-backed TEEs, memory encryption, and attestation are deployed to help safeguard confidential data in use.

•        Token Factory:     Currently in development, Corvex’s Token Factory is a performance-tuned next-generation platform designed to offer customers increased token throughput and reduced per-token pricing on popular AI models.

Corvex’s capabilities are designed to capture the accelerating demand for AI infrastructure driven by global digital transformation, the proliferation of AI applications and the increasing complexity of enterprise workloads. Corvex’s competitive advantages include:

•        Enhanced Security.    Confidential computing and the architectural flexibility to deliver on-premise as well as multi- or single-tenant configurations with up to nation-state grade physical security, offers customers enhanced protections for sensitive and regulated workloads.

•        Reliability and Scale.    Corvex’s platform is engineered for reliable model training and inference at up to AI Factory scale. Corvex leverages high-performance GPUs, fast networking and storage, and proactive maintenance and monitoring, all housed in a data center with redundancy across multiple delivery facets, in order to deliver reliable service to customers. Corvex has been able to source data center capacity at up to AI Factory scale.

•        Improved Efficiency.    Currently in development, Corvex’s Token Factory is designed to potentially lower the cost per token through Corvex’s proprietary inference engine that accelerates tokens per second on popular open source AI models.

Modern AI models require far more compute, faster networking and more power than what general-purpose cloud infrastructures can support. Such demand is accelerating the shift toward purpose-built AI infrastructure designed for high-density GPUs, fast interconnects and predictable performance at scale. Corvex’s platform provides purpose-built solutions optimized for AI workloads focused on creating competitive differentiation around performance, cost efficiency and flexibility as well as security and reliability. As AI adoption accelerates and companies seek infrastructure partners capable of delivering performance with superior security, scale, and cost efficiency, Corvex believes it is well-positioned to capture a meaningful share of this growing market.

Corvex has entered into several strategic partnerships to strengthen its ability to deliver secure, high-performance AI infrastructure at scale. Corvex’s partnership with NVIDIA, as an NVIDIA Certified Cloud Partner, and other leading manufacturers, software vendors and a Tier III data center where it runs current-generation NVIDIA H200 and B200 systems allow Corvex to expand its reach, accelerate deployment timelines and provide customers with integrated solutions that combine hardware, software and professional services.

The versatility of Corvex’s platform positions it to serve a broad spectrum of industries, including technology, healthcare, financial services and government agencies that require running mission-critical AI workloads with predictable performance, security and scale. Corvex’s go-to-market strategy is designed to position Corvex as a trusted partner for organizations seeking reliable, secure and scalable infrastructure for AI workloads. Corvex employs a direct sales model supported by a network of strategic partnerships with resellers, brokers, technology providers and system integrators. Corvex’s sales strategy focuses primarily on annual or multi-year commitments for customers that demand performance, security and operational reliability to support GPU infrastructure and capabilities.

Through continued investment in infrastructure capacity, software innovation and strategic partnerships, Corvex aims to strengthen its position to become a leading provider of purpose-built AI cloud solutions to achieve security, scalability and cost efficiency for AI workloads.

Industry and Market Opportunity

Growth in AI Workloads and Compute Demand

The market for cloud infrastructure and AI compute services is undergoing a period of rapid growth, driven by the convergence of several transformative technological and macroeconomic trends. With AI moving from experimentation into daily operations, AI demand is seemingly growing faster than the infrastructure built to support it. According to Wall Street research, the global GPU-as-a-Service and AI-as-a-Service market is anticipated to exceed $130 billion by 2030. This growth trajectory is supported by several key factors:

•        Proliferation of AI Applications.    The emergence of large language models, generative AI systems, and multimodal architectures has greatly increased computational requirements. Training these models often involves billions of parameters and requires access to GPU-accelerated clusters capable of delivering petaflops of processing power, fast networking, and efficient storage. As new models continue to process far more tokens per request and operate with much longer context windows, inference has become a large, fast-growing component of the total lifecycle cost of an AI model, seemingly outstripping the efficiency gains in commodity GPUs.

•        Expanding AI Capabilities for Analysis, Planning and Automated Execution.    As AI shifts from simple content generation to tools that help with analysis, planning and automated execution, companies are increasingly adopting and integrating AI for measurable cost-efficiency, to increase speed and accuracy, to support decision-making and operational tasks. and to increase productivity output without adding headcount.

•        Enterprise Cloud Migration.    Businesses across various sectors are migrating workloads from on-premise environments to cloud platforms to improve operational agility, reduce capital expenditures, and enhance disaster recovery capabilities. This trend is particularly pronounced in industries such as technology, healthcare, financial services, and government, where data-intensive applications require elastic compute resources. Customers are increasingly seeking infrastructure solutions that are optimized for large AI workloads while at the same time delivering superior performance and enhanced cost efficiency compared to traditional cloud offerings.

•        Regulatory and Security Considerations.    Increasing regulatory scrutiny around data privacy is driving demand for cloud providers that can offer compliance-ready solutions across multiple jurisdictions. Providers with robust security frameworks are well-positioned to capture this demand.

As organizations integrate AI into their products and services, demand for scalable, cost-effective compute infrastructure is accelerating.

Structural Supply Constraints and Limitations of General-Purpose Cloud Architecture

Modern AI models require far more compute, faster networking and more power than what general-purpose cloud infrastructures can support. Such demand is accelerating the shift toward purpose-built AI infrastructure designed for high-density GPUs, fast interconnects and predictable performance at scale.

Power, GPU supply, engineering talent and capital remain significant structural bottlenecks for customers to build their own AI infrastructure. Building and operating AI computing solutions at meaningful scale require strong supply-chain access, teams with specialized engineering skills, and access to sizeable capital. There may also be platform costs customers can only amortize over a relatively smaller footprint, which adds to operating expense. Customers often, therefore, value the convenience and efficiency of managed AI cloud computing solutions. In addition, regulated industries, such as technology, healthcare, financial services and government, require specialized infrastructure that meets strict compliance and security standards.

General-purpose cloud architecture, which were designed for older workloads such as websites and software applications, rely on CPUs and general-purpose networking that cannot meet the demands of modern AI workloads. As AI becomes increasingly integrated as a core part of enterprise operations, customers are moving away from general-purpose cloud services and toward platforms designed specifically for AI model training and inference.

The competitive landscape for AI infrastructure is evolving rapidly. While hyperscale cloud providers dominate general-purpose compute services, their solutions may be limited in delivering superior performance, cost efficiency and scalability. Enterprises that build internal AI infrastructures face capital constraints, supply-chain limitations and shortages of specialized engineering talent. Neoclouds, a specialized class of AI cloud providers, which includes Corvex, have emerged to serve the needs of model builders and inference providers. The neocloud competitive landscape is crowded and evolving, with market pressures for the industry to consolidate in favor of more reliable, better capitalized cloud providers or those providers with unique capabilities that meet the needs of emerging customer segments. As workloads scale, we expect companies to increasingly shift mission-critical workloads to dedicated, purpose-built neocloud solutions to achieve security, scalability and cost efficiency.

Requirements for Purpose-Built AI Infrastructure

The scale, complexity and sensitivity of modern AI workloads require infrastructure designed specifically for high-performance training and inference. Purpose-built AI clouds integrate high-density GPU systems, security-first architecture and software that manages and coordinates large clusters to deliver the performance and reliability needed at enterprise scale, and address the following demands:

•        Security and compliance as baseline enterprise expectation.    AI systems often handle sensitive data and valuable intellectual property. Companies increasingly expect protections such as confidential computing, encrypted data handling and strict isolation before deploying AI in production. These features are moving from optional to required in regulated industries and in sectors where data protection is critical.

•        Reliability and scale.    Customers prefer reliable solutions given the notable cost and time-to-market implications associated with model training as well as the importance of a consistent user experience for their end-customers when engaged in inference workloads. Nimble data center strategies are required to source incremental power to support scaled AI clusters.

•        Efficient and flexible deployment models that fit enterprise constraints.    Customers are increasingly seeking infrastructure that can support a variety of deployment configurations that can be tailored to the operational requirements of companies in various industries with increasingly complex infrastructure demands and rising compute requirements.

Corvex’s platform provides purpose-built solutions optimized for AI workloads. Corvex is focused on creating competitive differentiation around performance, cost efficiency and flexibility as well as security and reliability. As AI adoption accelerates and companies seek infrastructure partners capable of delivering performance with superior security, scale, and cost efficiency, Corvex believes it is well-positioned to capture a meaningful share of this growing market.

Our Platform and Product Offerings

Corvex offers a comprehensive suite of products and services designed to meet the needs of organizations operating at the forefront of AI. Corvex seeks to address three challenges of the AI era — more security, more scale and more efficiency — with product offerings that include:

•        Enterprise-grade security by providing confidential computing solutions and the architectural flexibility to deliver capacity on-premise as well as in SOC 2 and HIPAA compliant multi- or single-tenant configurations with up to nation-state grade physical security.

•        Reliability and Scale.    Corvex’s platform is engineered for reliable model training and inference at up to AI Factory scale. Corvex leverages high-performance GPUs such as NVIDIA’s B200, fast networking and storage, and proactive maintenance and monitoring, all housed in a data center with redundancy across multiple delivery facets, in order to deliver reliable service to customers. Corvex has been able to source data center capacity at up to AI Factory scale.

•        Improved Efficiency.    Currently in development, Corvex’s Token Factory is designed to potentially lower the cost per token through Corvex’s proprietary inference engine that accelerates tokens per second on popular open source AI models.

Corvex’s technology stack combines high-density GPU clusters, fast networking, and software to deliver reliable model training and inference at up to AI Factory scale, without customers having to build or operate the underlying infrastructure. The system is organized in layers that handle hardware, orchestration, and certain security functions to enable more predictable performance, security and operational control at scale.

The infrastructure services layer provides the core hardware and facility environment needed to operate high-density computing clusters. A core component of Corvex’s infrastructure is its GPU-accelerated compute clusters, which are optimized for both training and inference of AI models. These clusters leverage the latest generation of GPUs, including NVIDIA’s B200 GPU, and are often interconnected through high-bandwidth, low-latency networking to ensure optimal performance for distributed workloads. High-bandwidth networking is engineered to move data quickly between nodes, which keeps distributed training efficient. In addition to compute services, Corvex provides high-throughput storage solutions positioned close to compute in order to reduce delays during data loading, checkpointing and model serving. These capabilities are important for organizations engaged in training large language models, conducting real-time analytics or processing high-resolution imaging data. Further, our current tier III-designed facility provides redundant power, cooling, and other forms of resiliency to support reliable AI workloads.

The managed software services layer handles how jobs work on the hardware and gives customers flexibility in how they use the platform. Corvex’s technology platform supports bare metal and managed Kubernetes, allowing clients to manage complex workloads with flexibility and efficiency.

Security and compliance are integral to Corvex’s operations. Corvex adheres to rigorous compliance standards, including SOC 2 and HIPAA, and employs advanced encryption protocols for data in transit and at rest. Optional confidential computing protects information as it is being processed. Corvex also conducts regular penetration testing and vulnerability assessments to identify and remediate potential risks.

The platform services and operations layer is designed to keep the overall environment stable, secure, and integrated with customer systems. As part of every product and service offering, Corvex provides ongoing hands-on support, including provisioning, monitoring and maintenance of infrastructure to help customers maximize the value of their reservations. These services include strategic consulting to align infrastructure investments with business objectives, migration support to ensure a smooth transition from legacy environments, and workload optimization to enhance performance and cost efficiency. Corvex’s team of experts works closely with customers to design tailored solutions that address specific technical and operational challenges, leveraging deep domain expertise in AI infrastructure to deliver measurable outcomes.

Corvex’s infrastructure roadmap includes ongoing investments in next-generation GPUs, high-speed interconnects and advanced orchestration capabilities to support emerging workloads and maintain a competitive edge in the rapidly evolving AI ecosystem.

Competitive Strengths

Corvex’s key competitive strengths, which enable it to compete effectively against both general-purpose cloud providers and specialized providers, include:

•        Enhanced security.    Confidential computing and the architectural flexibility to deliver on-premise as well as multi- or single-tenant configurations with up to nation-state grade physical, offers customers enhanced protections for sensitive and regulated workloads.

•        Reliability and Scale.    Corvex’s platform is engineered for reliable model training and inference at up to AI Factory scale. Corvex leverages high-performance GPUs, fast networking and storage, and proactive maintenance and monitoring, all housed in a data center with redundancy across multiple delivery facets, in order to deliver reliable service to customers. Corvex has been able to source data center capacity at up to AI Factory scale.

•        Improved Efficiency.    Currently in development, Corvex’s Token Factory is designed to potentially lower the cost per token through Corvex’s proprietary inference engine that accelerates tokens per second on popular open source AI models.

Growth Strategies

Corvex plans to expand by securing long-term contracts to deliver GPU capacity reservations, cost-effectively serving inference workloads via its Token Factory, and deepening penetration in sectors that require secure, high-performance AI infrastructure. Corvex’s principal growth strategies include:

•        Scaling AI Factory capacity.    Corvex plans to expand GPU capacity and deploy additional clusters in regions with stable power and strong connectivity to support larger training and inference jobs for customers who are positioned to make long-duration commitments.

•        Increasing recurring inference adoption.    Corvex plans to leverage its current and planned product offerings to position itself to support customers over the lifecycle of their AI model, from training and fine-tuning through production inference.

•        Deepening focus in regulated and security-sensitive sectors.    Corvex also plans to expand its customer base in industries that require enhanced confidential-compute capabilities and compliance, which require larger deployments, commit to longer terms and face higher switching costs.

•        Executing with disciplined capital allocation.    Corvex plans to increase capacity to support its pipeline of contracted and near-term customer and offtake programs, focusing capital on deployments with long-duration commitments from customers with appropriate credit profiles.

Strategic Partnerships

Corvex has entered into several strategic partnerships to strengthen its ability to deliver secure, high-performance AI infrastructure at scale. These partnerships allow Corvex to expand its reach, accelerate deployment timelines and provide customers with integrated solutions that combine hardware, software and professional services. Corvex’s partnership with NVIDIA, as an NVIDIA Certified Cloud Partner, and other leading manufacturers and software vendors aid it in the delivery of advanced GPU solutions. In addition, Corvex leases data-center capacity to obtain the physical infrastructure necessary to supply power, cooling and network connectivity required to run large GPU clusters and support capacity expansion. Corvex also uses redundant telecommunications network providers to maintain low-latency interconnectivity between major networks.

Customers

Corvex serves a broad spectrum of industries that require running mission-critical AI workloads with predictable performance, security and scale. The versatility of Corvex’s platform enables organizations to deploy workloads that range from AI model training to real-time analytics, supporting mission-critical applications across diverse sectors.

Technology companies represent a significant portion of Corvex’s customer base. These organizations utilize Corvex’s GPU clusters for training and deploying generative AI models, including large language models and diffusion-based architectures. Corvex’s HIPAA and SOC 2 compliance certifications and its emerging security capabilities position Corvex to serve healthcare organizations, financial institutions, and government agencies in the future.

Corvex’s ability to serve a wide range of industries reflects its commitment to delivering solutions that combine high performance scalability and security. By enabling customers to access advanced compute resources without the need for significant upfront investment, Corvex empowers organizations to innovate faster and compete more effectively in an increasingly data-driven economy.

Sales Infrastructure and Go-to-Market Strategies

Corvex’s go-to-market strategy is designed to position Corvex as a trusted partner for organizations seeking reliable, secure and scalable infrastructure for AI workloads. Corvex employs a direct sales model supported by a network of strategic partnerships with resellers, brokers, technology providers and system integrators. Corvex’s sales strategy focuses primarily on annual or multi-year commitments for customers that demand performance, security and operational reliability to support GPU infrastructure and capabilities.

Corvex invests in direct engagement through account teams and solutions engineers supporting customers through cluster design, deployment and ongoing operations. In addition, Corvex focuses on workload expansion over time to support the growth of customer usage as training scales and inference workloads shift into production. Corvex’s sales team consists of experienced account executives and engineers skilled in solution design, delivery and operations who work collaboratively to deliver tailored solutions that meet the unique needs of each client. This high-touch model matches the technical depth and evaluation cycles of the targeted AI deployments.

Corvex’s pricing strategy is designed to offer flexibility and scalability. Corvex provides reserved capacity agreements that align with customer requirements and budget constraints. This approach helps customers to optimize costs while ensuring access to the compute resources necessary for mission-critical workloads.

Corvex also prioritizes customer retention and long-term relationships through account management and post-sales support. Corvex offers onboarding assistance and related services and success motions to ensure that customers derive maximum value from their investment in Corvex’s infrastructure. Customer feedback is incorporated into product development cycles, which enables continuous improvement and innovation.

Looking ahead, Corvex plans to expand its sales infrastructure by increasing its presence, hiring additional sales and technical personnel, marketing personnel, and other types of roles as well as systems to enhance pipeline visibility and forecasting accuracy. Corvex intends to continue to refine its go-to-market strategy to address emerging opportunities in AI, confidential computing and other deployments, while maintaining its focus on security, scalability and cost efficiency as core differentiators.

Data Center Footprint

Corvex operates its platform in a Tier III data center facility located in Delaware. Clusters use current-generation NVIDIA H200-class and B200 systems to support the dense, predictable compute required for training and inference required by Corvex’s customers. Corvex intends to add data center capacity in various domestic and foreign geographies based on customer demand and to engineer greater geographic diversity and operational resilience.

Corvex’s data center is designed to meet stringent reliability and security standards, incorporating redundant power supplies, backup generators and uninterruptible power systems to maintain continuous availability. Networking infrastructure within these facilities includes high-speed fiber connections and advanced routing technologies to support low-latency communication between clusters and external networks. The facilities are designed to provide redundant power infrastructure beyond the minimum required to support the normal load (“N”), including N+N power paths, N+1 uninterruptible power supply and generators, N+1 cooling, and redundant network and storage delivery, as well as complying with applicable fire-protection standards for data centers.

Competition

The market for AI infrastructure and high-performance computing services is highly competitive and characterized by rapid technological change, evolving customer requirements and significant capital investment. Corvex competes with a broad range of providers that offer varying degrees of scale, geographic reach, and service integration, and many possess substantial financial resources and established customer relationships. Traditional hyperscale cloud platforms, such as Amazon (Amazon Web Services), Google (Google Cloud Platform) and Microsoft (Azure), represent the most significant competitive threat due to their extensive infrastructure, global presence and ability to bundle AI compute services with complementary offerings such as storage, networking and software. These providers benefit from economies of scale and can exert pricing pressure across multiple service categories. However, their platforms are generally designed for broad, general-purpose workloads rather than optimized for the unique performance requirements of reliable model AI training and inference, sometimes resulting in slow provisioning, inconsistent performance at scale and higher per-GPU costs. Neoclouds and specialized providers, such as CoreWeave, Inc. and Nebius Group N.V., focus on GPU-optimized infrastructure with flexible provisioning and competitive pricing. Across the neocloud segment, competitors vary in maturity and operational depth. Some customers deploy and manage their own GPU resources and develop internal AI infrastructures, which may allow for better control of data and latency, but requires significant capital, engineering talent and operational discipline to scale clusters, maintain a consistent supply of GPUs and upkeep infrastructure at the level required for production.

Competition is expected to intensify as demand for AI compute resources accelerates and new technologies gain traction. Corvex’s strategy to maintain and strengthen its competitive position includes continuous innovation in its product offerings and technology platforms, expansion of its infrastructure capacity, and development of strategic partnerships. Corvex believes that its ability to deliver secure, high-throughput infrastructure at scale, tailored to the needs of customers, will enable it to compete effectively against both general-purpose cloud providers and specialized competitors.

Intellectual Property

Corvex’s intellectual property assets primarily consist of its proprietary software, system design and operational expertise that drive its AI infrastructure platform. Corvex’s intellectual property assets include proprietary inference engine and technologies, proprietary AI software ecosystem and infrastructure management software, trade secrets, trademarks and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements, that collectively form the foundation of Corvex’s product offerings and technology platforms that support the performance, security, and reliability requirements of AI workloads.

Corvex’s trade secrets, proprietary know-how and copyrights include its source code and confidential methodologies for its technology platforms that are optimized for serving large AI models at scale, confidential computing that support secure execution of sensitive workloads and GPU node integration technology that improves throughput, reliability and utilization. Corvex employs rigorous internal controls to safeguard these trade secrets and proprietary know-how, including restricted access policies, encryption of sensitive documentation and confidentiality agreements with employees and third-party partners to control access to and non-disclosure of its proprietary information.

Corvex’s intellectual property strategy is closely aligned with its product roadmap and growth objectives. Corvex actively monitors emerging trends in AI infrastructure to identify opportunities for innovation and patent protection. Corvex’s intellectual property portfolio and strategies are the result of significant research and development focused on optimizing performance, security, and scalability for AI workloads, and further supports its competitive advantage and increasingly differentiated product and service offerings relative to general-purpose and specialized cloud infrastructure providers.

Government Regulation

Corvex’s operations are subject to an extensive and evolving framework of federal, state and international laws and regulations that govern AI, data privacy, cybersecurity, export controls, environmental and other aspects of technology infrastructure and data centers. Compliance with these regulations is critical to maintaining customer trust and ensuring uninterrupted service delivery.

Corvex actively monitors developments in emerging AI regulatory frameworks, including Regulation (EU) 2024/1689 of the European Parliament and of the Council (the EU AI Act) and similar initiatives in the United States and other jurisdictions. New and evolving legislation may impose additional requirements on companies deploying AI technologies or the responsible use of such AI technologies, which could require Corvex to implement new governance processes, conduct risk assessments and provide disclosures regarding the ethical use of AI. These requirements may increase compliance costs and operational complexity. Corvex also monitors its use and development of AI as regulated by existing, technology-agnostic regulatory frameworks, including, for example, consumer protection, non-discrimination, and employment. Such frameworks continue to apply to Corvex, despite the use of novel technology, and Corvex must ensure that its use and development of AI continue to align with its existing obligations. These requirements may require updates to existing compliance frameworks to account for AI and introduce additional operational complexity in enforcing internal policies. Export control regulations represent another significant area of compliance for Corvex’s operations. Corvex’s products and services incorporate advanced technology and encryption features that are subject to the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce. Corvex must obtain appropriate licenses for the export of controlled technologies and ensure that its operations do not involve prohibited end-users or destinations. Failure to comply with these regulations could result in severe penalties, including fines, restrictions on export privileges and reputational harm.

As a global company, we are subject state, federal, and international laws, rules and regulations pertaining to privacy and security, such as state omnibus privacy laws (e.g., the CCPA and similar state laws) and the GDPR. We may be required to undertake additional compliance investment to evaluate the application of these laws to our business and to take steps to come into compliance with these laws, which could include changing our business processes. In addition, our internal computer and information technology systems, and those of our vendors and customers are vulnerable to attack, unauthorized access, unauthorized use, or other harm. Cyberattacks are increasing in frequency and sophistication, and although we have invested in security for our product offerings and technology platforms, there is no guarantee that such measures will be sufficient to protect against external or internal threats. We could incur costs to comply with the laws and to address a security incident as well as penalties if we are not deemed to be in compliance with these laws, which could have a material impact on our business.

In addition to data privacy, cybersecurity and AI-specific regulations, Corvex is subject to environmental and energy efficiency standards applicable to data center operations. Certain jurisdictions mandate reporting of greenhouse gas emissions and adherence to sustainability targets, which may require additional investment in renewable energy sources and energy-efficient cooling technologies. Corvex is also required to comply with occupational health and safety regulations governing its facilities and workforce.

The regulatory environment in which Corvex operates is dynamic and subject to frequent changes. New laws or amendments to existing regulations could impose additional obligations, result in additional compliance costs or restrictions on Corvex’s business practices. Corvex constantly monitors regulatory developments and industry standards and their impact on business, invests in ongoing compliance programs, and reviews and assesses the adequacy of its technical controls to ensure compliance with all applicable laws and regulations. Failure to comply with applicable regulations could result in civil or criminal penalties, contractual liabilities, and reputational damage, any of which could materially and adversely affect Corvex’s business, financial condition, and results of operations. See “Risk Factors — Risks Related to Legal and Regulatory Matters of Corvex — Corvex’s business is subject to a wide range of laws and regulations, and its failure to comply with those laws and regulations could harm its business.”

People, Culture and Values

As of December 5, 2025, Corvex employs approximately 18 full-time professionals across engineering, operations, product development, customer success and administrative functions. Corvex’s workforce is predominantly technical, with highly skilled individuals with expertise in AI infrastructure and high-performance compute. Corvex places significant emphasis on recruiting top talent from leading technology firms, research institutions and academic programs to ensure that its team remains at the forefront of innovation.

Corvex fosters a culture of collaboration and continuous improvement, encouraging employees to contribute ideas that drive product development and operational excellence. Employee development is a strategic priority for Corvex.

Corvex’s ability to attract, develop, and retain highly skilled professionals is critical to its success. Corvex believes that its engineering-driven culture, commitment to disciplined execution and competitive compensation practices help attract and retain skilled technical talent. Corvex expects headcount to increase as it expands its data-center footprint and broadens its product capabilities.

Facilities

Corvex leases a Tier III data center located in Delaware, under a lease agreement that extends through December 2027 with renewal options.

Corvex intends to add additional facilities to accommodate its anticipated growth. Corvex will continue to evaluate incremental capacity in regions with strong power availability, fiber connectivity and customer demand.

Legal Proceedings

From time to time, Corvex may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities. Litigation, regardless of the outcome, could have an adverse impact on Corvex because of defense and settlement costs, diversion of management resources and other factors. Corvex is not currently a party to any legal proceedings, the adverse outcome of which, in Corvex’s management’s opinion, individually or in the aggregate, would have a material adverse effect on Corvex’s results of operations or financial position.

MOVANO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the consolidated financial statements of Movano and accompanying notes appearing elsewhere in this proxy statement/prospectus. This discussion of the Movano financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in the Movano operations, development efforts and business environment, including those set forth in the section titled “Risk Factors — Risks Related to Movano” in this proxy statement/prospectus, the other risks and uncertainties described in the section titled “Risk Factors” in this proxy statement/prospectus and the other risks and uncertainties described elsewhere in this proxy statement/prospectus. All forward-looking statements included in this proxy statement/prospectus are based on information available to Movano as of the date hereof, and Movano assumes no obligation to update any such forward-looking statement.

Overview

Movano Inc., dba Movano Health, a Delaware corporation, is developing a platform to deliver purpose-driven healthcare solutions to bring medical-grade, high-quality data to the forefront of consumer health devices.

Recent Developments

On May 15, 2025, Movano reported that its board of directors initiated a process to explore strategic alternatives to maximize shareholder value. After a comprehensive review of strategic alternatives, on November 6, 2025, Movano entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Corvex, with Corvex continuing as a wholly-owned subsidiary of Movano and the surviving company of the merger. The transaction was unanimously approved by the boards of directors of both companies and is expected to close in the first quarter of 2026, subject to satisfaction of customary closing conditions, including the approval of the Movano stockholders at the special meeting.

In connection with entry into the Merger Agreement and as described below, (1) Movano raised $3.0 million in equity capital pursuant to the Series A Subscription Agreement, and (2) Movano entered into a $1.0 billion Equity Facility with Chardan Capital Markets LLC.

Movano’s Products

Movano’s initial commercial product is the Evie Ring, a wearable designed specifically for women that was launched in November 2023. Movano launched the Evie Ring as a general wellness device without any FDA premarket clearances. All revenues from the sale of the Evie Ring were generated in the United States.

The Evie Ring combines health and wellness metrics to give a full picture of one’s health, which include resting heart rate, heart rate variability, blood oxygen saturation, respiration rate, skin temperature variability, period and ovulation tracking, menstrual symptom tracking, activity profile, including steps, active minutes and calories burned, sleep stages and duration, and mood tracking. The device provides women with continuous health data distilled down to simple, yet meaningful, insights to help them make manageable lifestyle changes and take a more proactive approach that could mitigate the risks of chronic disease.

Separately, in November 2024, Movano received FDA 510(k) clearance for the pulse oximetry feature in its EvieMED Ring, making it a medical device. The clearance enables Movano to pursue health solutions needed for applications such as clinical trials, post-clinical trial management, and remote patient spot check monitoring for both healthcare providers and payors. Movano believes EvieMED is one of the first patient wearables with FDA clearance on the entire system, both hardware and software, differing from its competition that sometimes gets FDA clearance on an individual algorithm under “Software as a Medical Device” guidance. The FDA clearance of these metrics, including pulse rate and blood oxygen saturation, will be sold via prescription under the brand name EvieMED, and will help to ensure clinical-level confidence in EvieMED’s monitoring capabilities and make the device attractive to clinicians and to facilities engaged in clinical trials for at-home and/or long-term patient monitoring. This unique competitive advantage is not only a key pillar in building brand trust and loyalty but will also redefine the expectations of wearable devices.

In addition to the Evie Ring and EvieMED Ring, Movano is developing the smallest ever patented and proprietary System-on-a-Chip (“SoC”) designed specifically for blood pressure or CGM systems. Movano built the integrated sensor from the ground up with multiple antennas and a variety of frequencies to achieve an unprecedented level of precision in health monitoring. Movano’s end goal is to bring a Class II FDA-cleared wearable device to the market that includes CGM and cuffless blood pressure monitoring capabilities. Over time, Movano’s technology could also enable the measurement and continuous monitoring of other health data.

Financial Operations Overview

Movano is a technology company that was formed in January 2018. It has a limited operating history and has generated only limited revenue to date. Movano has largely focused its efforts and resources towards research and development activities relating to the development of the Evie Ring, EvieMED Ring and the SoC, the commercial launch of the Evie Ring and the FDA 510(k) clearance for the pulse oximeter feature of the EvieMED Ring. To date, Movano has funded its operations primarily from the sale of its equity securities.

Movano has incurred net losses in each year since inception. Its losses were $12.4 million and $19.1 million for the nine months ended September 30, 2025 and 2024, respectively. Substantially all Movano’s net losses have resulted from costs incurred in connection with its research and development programs and from sales, general and administrative costs associated with its operations.

As of September 30, 2025, Movano had $2.0 million in available cash and cash equivalents.

Critical Accounting Policies and Estimates

The discussion and analysis of Movano’s condensed consolidated financial condition and results of operations are based on its condensed consolidated financial statements, which it has prepared in accordance with U.S. GAAP. The preparation of these condensed consolidated financial statements requires Movano to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements as well as the reported revenue and expenses during the reporting periods. On an ongoing basis, Movano evaluates its estimates and judgments. Movano bases its estimates on historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

There have been no material changes in Movano’s critical accounting policies and estimates during the three and nine months ended September 30, 2025, as compared to those disclosed in Movano’s Annual Report on Form 10-K for the year ended December 31, 2024.

Recently Issued and Adopted Accounting Pronouncements

See Note 2 — Summary of Significant Accounting Policies to Movano’s unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2025 and 2024 included in this proxy statement/prospectus for a description of recent accounting pronouncements that may potentially impact Movano’s financial position and results of operations.

Results of Operations

Three and nine months ended September 30, 2025 and 2024

Movano’s condensed consolidated statements of operations for the three and nine months ended September 30, 2025 and 2024 as discussed herein are presented below.

	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2025	2024	$	%	2025	2024	$	%
	(in thousands, except share and per share data)				(in thousands, except share and per share data)
Revenue	$80	$50	$30	60%	$389	$902	$(513)	-57%

OPERATING EXPENSES:
Cost of revenue	280	845	(565)	-67%	1,284	2,440	(1,156)	-47%
Research and development	1,166	3,404	(2,238)	-66%	4,950	9,198	(4,248)	-46%
Sales, general and administrative	1,225	3,180	(1,955)	-61%	5,244	8,794	(3,550)	-40%
Total operating expenses	2,671	7,429	(4,758)	-64%	11,478	20,432	(8,954)	-44%

Loss from operations	(2,591)	(7,379)	4,788	65%	(11,089)	(19,530)	8,441	43%

Other income (expense), net:
Interest expense (related party)	(1,503)	—	(1,503)	-100%	(1,503)	—	(1,503)	-100%
Interest and other income, net	65	178	(113)	-63%	160	419	(259)	-62%
Other income (expense), net	(1,438)	178	(1,616)	-908%	(1,343)	419	(1,762)	-421%

Net loss	$(4,029)	$(7,201)	$3,172	44%	$(12,432)	$(19,111)	$6,679	35%

Revenue

Revenue totaled $80,000 and $50,000 for the three months ended September 30, 2025 and 2024, respectively. The transfer of control of the Evie Ring Elements began in the first quarter of 2024, was completed in the second quarter of 2024, then re-started in the third quarter of 2024.

Revenue totaled $0.4 million and $0.9 million for the nine months ended September 30, 2025 and 2024, respectively. This decrease of $0.5 million was due to a reduction in marketing effort, leading to lower sales volume and the corresponding recognition of revenue upon the transfer of control of the Evie Ring Elements, which began in the first quarter of 2024.

Cost of revenue

Cost of revenue totaled $0.3 million and $0.8 million for the three months ended September 30, 2025 and 2024, respectively. Cost of revenue for the three months ended September 30, 2025 included direct costs of $0.2 million related to the transfer of control of the various Evie Ring Elements and $0.1 million for labor and related stock-based compensation. Cost of revenue for the three months ended September 30, 2024 included direct costs of $0.2 million related to the transfer of control of the various Evie Ring Elements, $0.1 million of order processing, shipping and fulfillment costs, and $0.5 million for inventory that was designated as scrap materials.

Cost of revenue totaled $1.3 million and $2.4 million for the nine months ended September 30, 2025 and 2024, respectively. This decrease of $1.1 million was primarily due to lower revenue for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. Cost of revenue for the nine months ended September 30, 2025 included direct costs of $0.6 million related to the transfer of control of the various Evie Ring Elements, $0.4 million for labor and related stock-based compensation, and $0.2 million of order processing, shipping and fulfillment costs, and $0.1 million for inventory that was designated as scrap materials. Cost of revenue for the nine months ended September 30, 2024 included direct costs of $1.4 million related to the transfer of control of the various Evie Ring Elements, $0.4 million of order processing, shipping and fulfillment costs, and $0.6 million for inventory that was designated as scrap materials.

Research and Development

Research and development expenses totaled $1.2 million and $3.4 million for the three months ended September 30, 2025 and 2024, respectively. This decrease of $2.2 million was due primarily to lower research and laboratory expenses, mostly due to lower employee compensation, and other professional fees. Research and development expenses for the three months ended September 30, 2025 included expenses related to employee compensation of $0.9 million, other professional fees of $0.2 million, and other expenses of $0.1 million. Research and development expenses for the three months ended September 30, 2024 included expenses related to employee compensation of $1.8 million, other professional fees of $1.1 million, research and laboratory expenses of $0.3 million, and other expenses of $0.2 million.

Research and development expenses totaled $5.0 million and $9.2 million for the nine months ended September 30, 2025 and 2024, respectively. This decrease of $4.2 million was due primarily to lower research and laboratory expenses, mostly due to lower employee compensation, and other professional fees. Research and development expenses for the nine months ended September 30, 2025 included expenses related to employee compensation of $3.0 million, other professional fees of $1.5 million, research and laboratory expenses of $0.2 million, and other expenses of $0.3 million. Research and development expenses for the nine months ended September 30, 2024 included expenses related to employee compensation of $5.0 million, other professional fees of $2.4 million, research and laboratory expenses of $1.2 million, and other expenses of $0.6 million.

Sales, General and Administrative

Sales, general and administrative expenses totaled $1.2 million and $3.2 million for the three months ended September 30, 2025 and 2024, respectively. This decrease of $2.0 million was due primarily to lower headcount with respect to sales, general and administrative employees as a result of less activity, and decreased marketing costs. Sales, general and administrative expenses for the three months ended September 30, 2025 included expenses related to employee and board of director compensation of $0.6 million, and professional and consulting fees of $0.5 million, and other expenses of $0.1 million. Sales, general and administrative expenses for the three months ended September 30, 2024 included expenses related to employee and board of director compensation of $1.8 million, professional and consulting fees of $0.8 million, and other expenses of $0.6 million.

Sales, general and administrative expenses totaled $5.2 million and $8.8 million for the nine months ended September 30, 2025 and 2024, respectively. This decrease of $3.6 million was due primarily to lower headcount with respect to sales, general and administrative employees as a result of less activity, and decreased marketing costs, offset by increased stock compensation expenses related to the issuance of new option grants. Sales, general and administrative expenses for the nine months ended September 30, 2025 included expenses related to employee and board of director compensation of $2.2 million, professional and consulting fees of $1.9 million, and other expenses of $1.1 million. Sales, general and administrative expenses for the nine months ended September 30, 2024 included expenses related to employee and board of director compensation of $4.8 million, professional and consulting fees of $2.3 million, and other expenses of $1.7 million.

Loss from Operations

Loss from operations was $2.6 million for the three months ended September 30, 2025, as compared to $7.4 million for the three months ended September 30, 2024.

Loss from operations was $11.1 million for the nine months ended September 30, 2025, as compared to $19.5 million for the nine months ended September 30, 2024.

Other Income (Expense), Net

Other income (expense), net for the three months ended September 30, 2025 was a net other expense of $1.4 million as compared to a net other income of $0.2 million for the three months ended September 30, 2024. The increased expense was due primarily to $1.5 million of interest expense (related party) for the amortization of the original issue discount on the Bridge Loan during the three months ended September 30, 2025.

Other income (expense), net for the nine months ended September 30, 2025 was a net other expense of $1.3 million as compared to a net other income of $0.4 million for the nine months ended September 30, 2024. The increased expense was due primarily to $1.5 million of interest expense (related party) for the amortization of the original issue discount on the Bridge Loan during the nine months ended September 30, 2025.

Net Loss

As a result of the foregoing, net loss was $4.0 million for the three months ended September 30, 2025, as compared to $7.2 million for the three months ended September 30, 2024.

As a result of the foregoing, net loss was $12.4 million for the nine months ended September 30, 2025, as compared to $19.1 million for the nine months ended September 30, 2024.

Years Ended December 31, 2024 and 2023

Movano’s consolidated statements of operations for the years ended December 31, 2024 and 2023 as discussed herein are presented below.

	Year Ended December 31,		Change
	2024	2023	$	%
	(in thousands)
Revenue	$1,013	$—	$1,013	n/a

OPERATING EXPENSES:
Cost of revenue	3,007	—	3,007	n/a
Research and development	11,195	16,893	(5,698)	-34%
Sales, general and administrative	11,033	12,797	(1,764)	-14%
Total operating expenses	25,235	29,690	(4,455)	-15%

Loss from operations	(24,222)	(29,690)	5,468	18%

Other income (expense), net:
Interest and other income, net	495	407	88	22%
Other income (expense), net	495	407	88	22%

Net loss	$(23,727)	$(29,283)	$5,556	19%

Revenue

Revenue totaled $1.0 million and $0 for the years ended December 31, 2024 and 2023, respectively. This increase of $1.0 million was due to recognition of revenue upon the transfer of control of the Evie Ring Elements, which began in the first quarter of 2024.

Cost of revenue

Cost of revenue totaled $3.0 million and $0 for the years ended December 31, 2024 and 2023, respectively. This increase of $3.0 million was due to the costs of $2.1 million related to the transfer of control of the various Evie Ring Elements, $0.2 million for order processing, shipping and fulfillment costs, and $0.7 million for inventory that was designated as scrap materials.

Research and Development

Research and development expenses totaled $11.2 million and $16.9 million for the years ended December 31, 2024 and 2023, respectively. This decrease of $5.7 million was due primarily to lower research and laboratory expenses and other professional fees, partially offset by an increase in employee compensation. Research and development expenses for the year ended December 31, 2024 included expenses related to employee compensation of $5.8 million, other professional fees of $3.3 million, tools and equipment expenses of $1.4 million, rent of $0.1 million, depreciation and amortization of $0.1 million, and other expenses of $0.5 million. Research and development expenses for the year ended December 31, 2023 included expenses related to employee compensation of $5.6 million, other professional fees of $5.7 million, tools and equipment expenses of $4.4 million, rent of $0.2 million, depreciation and amortization of $0.1 million, and other expenses of $0.9 million.

Sales, General and Administrative

Sales, general and administrative expenses totaled $11.0 million and $12.8 million for the years ended December 31, 2024 and 2023, respectively. This decrease of $1.8 million was due primarily to lower headcount with respect to sales, general and administrative employees and decreased marketing costs. Sales, general and administrative expenses for the year ended December 31, 2024 included expenses related to marketing and other expenses of $2.1 million, employee and board of director compensation of $5.7 million, professional and consulting fees of $3.1 million, and rent of $0.1 million. Sales, general and administrative expenses for the year ended December 31, 2023 included expenses related to marketing and other expenses of $4.2 million, employee and board of director compensation of $5.9 million, professional and consulting fees of $2.6 million, and rent of $0.1 million.

Loss from Operations

Loss from operations was $24.2 million for the year ended December 31, 2024, as compared to $29.7 million for the year ended December 31, 2023.

Other Income (Expense), Net

Other income (expense), net for the year ended December 31, 2024 was a net other income of $0.5 million as compared to a net other income of $0.4 million for the year ended December 31, 2023. The increase of $0.1 million was primarily due to higher average cash holdings during the year.

Net Loss

As a result of the foregoing, net loss was $23.7 million for the year ended December 31, 2024, as compared to $29.3 million for the year ended December 31, 2023.

Liquidity and Capital Resources

At December 31, 2024 and September 30, 2025, Movano had cash and cash equivalents totaling $7.9 million and $2.0 million, respectively. During the year ended December 31, 2024 and the nine months ended September 30, 2025, Movano used $22.5 million and $9.0 million, respectively, of cash in its operating activities. On August 6, 2025, Movano entered into the Loan Agreement pursuant to which it obtained $1,500,000 in secured debt financing. On November 6, 2025, Movano entered into a Preferred Stock Subscription Agreement (the “Series A Subscription Agreement”), with the investors party thereto (the “Series A Purchasers”), pursuant to which it sold 3,000 shares of Series A Preferred Stock to the Series A Purchasers for a purchase price per share equal to $1,000 and an aggregate purchase price of $3,000,000 (the “Series A Preferred Stock Financing”). Additionally, on November 6, 2025, Movano entered into a ChEF purchase agreement (the “ChEF Purchase Agreement”) with Chardan related to a “ChEF,” Chardan’s committed equity facility (the “Equity Facility”). Pursuant to the ChEF Purchase Agreement, Movano has the right from time to time to sell to Chardan up to $1,000,000,000 in aggregate gross purchase price of newly issued shares of Movano common stock. However, Movano is currently not able to raise additional capital under the Equity Facility until a Registration Statement on Form S-1 covering the sales thereunder is filed and declared effective by the SEC, after which its ability to raise additional capital under the Equity Facility may still be limited by the conditions and limitations set forth in the ChEF Purchase Agreement.

Movano’s funding requirements are highly dependent on the outcome of the planned merger with Corvex. Movano has incurred significant expenses in connection with its evaluation of strategic alternatives and entry into the Merger Agreement, and Movano expects to continue to incur expenses in connection with consummating the merger and the ongoing process of exploring transactions with certain third parties to monetize certain legacy assets. A considerable portion of these expenses, such as legal, accounting and advisory fees and other related charges, will be incurred regardless of whether Movano consummates the merger or enters into a monetization transaction for its legacy healthcare assets.

Additionally, in connection with its entering into of the Merger Agreement, Movano entered into an amendment of the Bridge Loan providing for an extension of the maturity date to March 31, 2026 in exchange for Movano agreeing that upon any sale or other disposition of all or substantially all of its legacy assets prior to closing of the merger, Movano will be obligated to repay the $1.5 million principal of the Bridge Loan, plus any other outstanding obligations plus a $3.0 million repayment premium.

Although Movano believes its cash and cash equivalents will be sufficient to fund its operations through the closing of merger, which it expects to occur in the first quarter of 2026, Movano does not expect its cash and cash equivalents will be sufficient to fund its operations beyond the first quarter of 2026 should the merger not be consummated prior to the maturity date of the Bridge Loan. In addition, changing circumstances could cause Movano to consume capital significantly faster than it currently anticipates, and it may need to spend more than currently expected because of circumstances beyond its control. As a result, Movano could deplete its capital resources sooner than it currently expects. Additionally, although Movano has entered into the Merger Agreement and intends to consummate the merger, there is no assurance that it will be able to successfully consummate the merger on a timely basis, or at all. If, for any reason, the merger does not close prior to the maturity date of Movano’s Bridge Loan, it is unlikely that it will have sufficient time or resources to complete another strategic transaction like the merger without obtaining additional capital, and there can be no assurance such funds will be available on acceptable terms or at all. If Movano is unable to obtain such needed funds, its financial condition and results of operations may be materially adversely affected, it may not be able to continue operations, and its board of directors may decide that it is in the best interests of the stockholders to commence bankruptcy or liquidation and dissolution proceedings.

Even if it does consummate the merger, Movano expects to continue to incur significant expenses. Until Movano can generate a sufficient amount of revenue from its operations, if ever, it expects to finance future cash needs through public or private equity offerings, debt financings or corporate collaborations. Additional funds may not be available when Movano needs them on terms that are acceptable to it, or at all. If adequate funds are not available, Movano may be required to revise its operational plans or it may become impossible for it to remain in operation. To the extent that Movano raises additional funds by issuing equity securities, Movano’s stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. Movano may seek to access the public or private capital markets whenever conditions are favorable, even if it does not have an immediate need for additional capital at that time.

These circumstances raise substantial doubt about Movano’s ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued. Movano’s condensed consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that may be necessary should it be unable to continue as a going concern. Movano’s ability to continue as a going concern depends on its ability to raise additional capital as described above to support future operations.

The following table summarizes Movano’s cash flows for the periods indicated:

	Nine Months Ended September 30,
	2025	2024
Net cash used in operating activities	$(9,008)	$(17,978)
Net cash used in investing activities	—	(3)
Net cash provided by financing activities	3,106	23,135
Net increase/(decrease) in cash and cash equivalents	$(5,902)	$5,154

	Year Ended December 31,
	2024	2023
Net cash used in operating activities	$(22,533)	$(26,177)
Net cash used in investing activities	(8)	(64)
Net cash provided by financing activities	24,325	21,600
Net increase/(decrease) in cash and cash equivalents	$1,784	$(4,641)

Operating Activities

During the nine months ended September 30, 2025, Movano used cash of $9.0 million in operating activities, as compared to $18.0 million used in operating activities during the nine months ended September 30, 2024.

The $9.0 million used in operating activities during the nine months ended September 30, 2025 was primarily attributable to Movano’s net loss of $12.4 million during the period. The net loss was offset by changes in its operating assets and liabilities totaling $38,000 and by non-cash items, including stock-based compensation, totaling $3.4 million.

The $18.0 million used in operating activities during the nine months ended September 30, 2024 was primarily attributable to Movano’s net loss of $19.1 million during the period. The net loss was offset by the total of changes in its operating assets and liabilities totaling $1.9 million and non-cash items, including stock-based compensation of $3.0 million.

During the year ended December 31, 2024, Movano used cash of $22.5 million in operating activities, as compared to $26.2 million used in operating activities during the year ended December 31, 2023.

The $22.5 million used in operating activities during the year ended December 31, 2024 was primarily attributable to Movano’s net loss of $23.7 million. The net loss was offset by changes in Movano’s operating assets and liabilities totaling $2.5 million, and by non-cash items, including stock-based compensation of $3.2 million, non-cash lease expense of $0.2 million, depreciation and amortization of $0.2 million, and non-cash compensation related to common stock warrants issued to strategic advisory group of $0.1 million.

The $26.2 million used in operating activities during the year ended December 31, 2023 was primarily attributable to Movano’s net loss of $29.3 million and changes in its operating assets and liabilities totaling $0.3 million. These items were offset by non-cash items, including stock-based compensation of $3.0 million, non-cash lease expense of $0.2 million, and depreciation and amortization of $0.2 million.

Investing Activities

During the nine months ended September 30, 2025, Movano used no cash in investing activities.

During the nine months ended September 30, 2024, Movano used cash of $3,000 in investing activities, consisting of purchases of property and equipment.

During the year ended December 31, 2024 Movano used cash of $8,000 in investing activities, consisting of purchases of property and equipment.

During the year ended December 31, 2023 Movano used cash of $64,000 in investing activities, consisting of purchases of property and equipment.

Financing Activities

During the nine months ended September 30, 2025, Movano was provided cash of $3.1 million, which included net proceeds of $1.6 million for the issuance of Movano common stock through the ATM activity and proceeds of $1.5 million from the Bridge Loan.

During the nine months ended September 30, 2024, Movano was provided cash of $23.1 million, which included net proceeds of $22.6 million from the issuance of Movano common stock, pre-funded warrants and common stock warrants, and net proceeds of $0.5 million for the issuance of common stock through the ATM activity and the exercise of common stock options.

During the year ended December 31, 2024, Movano was provided cash of $24.3 million which included net proceeds of $22.6 million from the issuance of common stock, pre-funded warrants and common stock warrants, and net proceeds of $1.7 million for the issuance of common stock through the ATM activity.

During the year ended December 31, 2023, Movano was provided cash of $21.6 million which included net proceeds of $6.7 million, $8.1 million and $3.6 million from the issuance of equity securities in public offerings in February 2023, June 2023 and November 2023, respectively, and net proceeds of $3.2 million from the issuance of common stock through the ATM equity offering program.

Off-Balance Sheet Transactions

At September 30, 2025 and December 31, 2024, Movano did not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

Non-cancelable Obligations

One of Movano’s contract manufacturers purchased raw materials for the benefit of Movano of $0.3 million at September 30, 2025 for which title to such materials had not transferred to Movano. Movano did not have any other non-cancelable contractual commitments as of September 30, 2025. Movano did not have any non-cancelable contractual commitments as of December 31, 2024.

CORVEX MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our current plans and strategy for our business and related financings, includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Please see the section titled “Special Note Regarding Forward-Looking Statements.” Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this proxy statement/prospectus.

Overview

Corvex is an AI cloud computing company specializing in GPU accelerated infrastructure for AI workloads. Corvex’s mission is to become the trusted infrastructure partner for AI model training and inference.

Corvex’s platform allows organizations to leverage the advantage of AI by providing secure, scalable, and cost-efficient computational resources. Corvex’s infrastructure leverages advanced GPU-accelerated compute clusters, high-throughput storage systems and layered architecture to provide enhanced security, consistent performance and efficiency at scale.

Corvex provides a range of capabilities, including:

•        AI Factories and GPU Clusters:    GPU and CPU computing, storage, and networking, with a focus on AI model training and inference, deployed and operated with engineering excellence deployable at up to AI factory scale. Delivered with managed Kubernetes or as bare metal, deployments can be operated on-premise or in multi- or single-tenant configurations that are compliant with the HIPAA and SOC 2.

•        Confidential Computing:    Confidential computing is designed to protect customers’ valuable intellectual property and enhance compliance with data security mandates. Hardware-backed TEEs, memory encryption, and attestation are deployed to help safeguard confidential data in use.

•        Token Factory:    Currently in development, Corvex’s Token Factory is a performance-tuned next-generation platform designed to offer customers increased token throughput and reduced per-token pricing on popular AI models.

Corvex’s capabilities are designed to capture the accelerating demand for AI infrastructure driven by global digital transformation, the proliferation of AI applications and the increasing complexity of enterprise workloads. Corvex’s competitive advantages include:

•        Enhanced Security:    Confidential computing and the architectural flexibility to deliver on-premise as well as multi- or single-tenant configurations with up to nation-state grade physical security, offers customers enhanced protections for sensitive and regulated workloads.

•        Reliability and Scale:    Corvex’s platform is engineered for reliable model training and inference at up to AI Factory scale. Corvex leverages high-performance GPUs, fast networking and storage, and proactive maintenance and monitoring, all housed in a data center with redundancy across multiple delivery facets, in order to deliver reliable service to customers. Corvex has been able to source data center capacity at up to AI Factory scale.

•        Improved Efficiency:    Currently in development, Corvex’s Token Factory is designed to potentially lower the cost per token through Corvex’s proprietary inference engine that accelerates tokens per second on popular open source AI models.

Recent Developments

Merger and Public Company

On November 6, 2025, Corvex, Movano and Merger Sub entered into the Merger Agreement, pursuant to which, Merger Sub will merge with and into Corvex, the separate corporate existence of Merger Sub will cease and Corvex will be the surviving corporation and a direct, and wholly owned subsidiary of Movano.

Movano and Corvex expect the merger to be consummated during the first quarter of 2026, subject to the satisfaction or waiver of certain conditions to the closing, including, among other things, approval by Movano stockholders of the Stock Issuance Proposal. Following the closing of the merger, Movano will change its name to “Corvex, Inc.”

The Merger is expected to be accounted as a reverse recapitalization under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), in which Corvex will be determined to be the accounting acquirer and Movano will be determined to be the legal acquirer.

Corvex will be determined to be the accounting acquirer based on evaluation of the following facts:

(i)     Corvex’s equity holders will own a substantial majority of the voting rights in the Combined company;

(ii)    Corvex will designate a majority (five of six) of the initial members of the board of directors of the combined company;

(iii)   Corvex’s senior management will hold a majority of the key positions in senior management of the Combined company; and

(iv)   The operations of the combined company will reflect a continuation of Corvex’s operations prior to the Merger.

Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the financial statements of Corvex with the acquisition being treated as the equivalent of the Corvex issuing stock for the net assets of Movano, accompanied by a recapitalization. The net assets of Movano will be stated at historical cost, with no goodwill or other intangible assets recorded.

Components of Results of Operations

Revenue

Corvex generates revenue by providing customers with on-demand GPU compute services. These service arrangements provide customers with access to the Company’s cloud computing capacity on a consumption basis, with billing occurring monthly in arrears based on actual hourly usage of compute and other services. Revenue is recognized as the services are consumed.

Operating Expenses

Cost of Revenue

Cost of revenue primarily consists of direct costs in operating data centers, such as utilities including power, rent, labor costs and network access.

We expect our cost of revenue to increase as we continue to grow our infrastructure and expand our customer base. We anticipate that cost of revenue may fluctuate as a percentage of revenue in the future due to the timing of when data centers are operational, and as it achieves economies of scale and operational efficiencies.

Technology and Infrastructure

Technology and infrastructure expense consists of costs associated with our infrastructure, such as depreciation related to our servers, switches, networking equipment and personnel costs for employees associated with research and development of new and existing products and services or with maintaining our computing infrastructure, such as salaries, bonuses, benefits, stock-based compensation expense, travel expenses, and other related expenses, and costs related to software subscriptions.

We expect our technology and infrastructure expense to increase as we continue to focus on growth and innovation. We anticipate technology and infrastructure expense to fluctuate as a percentage of revenue in the future due to the timing of when we achieve economies of scale and operational efficiencies, including through software innovation.

Sales and Marketing

Sales and marketing expense consists of personnel costs associated with selling and marketing the Company’s Corvex Cloud Platform, such as salaries, stock-based compensation expense, commissions, bonuses, and other related expenses, third-party professional services costs, and advertising costs associated with marketing programs.

General and Administrative

General and administrative expense consists of costs associated with our corporate functions including finance, legal, human resources, information technology, insurance and office rental. These costs include personnel costs, such as salaries, bonuses, benefits, stock-based compensation expense, and other related expenses including third-party professional services costs, such as legal, accounting, audit services and depreciation for equipment.

We expect to continue incurring additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance and professional services.

Other Income, Net

Other income, net relates primarily to interest income earned cash balances held in interest bearing bank accounts.

Loss on Fair Value of Warrants Liabilities

Loss on fair value consists of losses as a result of recording our warrant liabilities at fair value at the end of each reporting period.

Income Taxes

Income tax expense (benefit) consists of federal and state income taxes in the United States and related deferred taxes.

Results of Operations

Nine Months Ended September 30, 2025

Corvex was incorporated under the laws of the State of Delaware on October 21, 2024. As such, no comparative period is presented. The following table summarizes the results of our operations for the nine months ended September 30, 2025 (in thousands):

Nine months ended September 30, 2025
Revenue	$4,802
Operating expenses:
Cost of revenue (exclusive of depreciation)	1,255
Technology and infrastructure	4,769
Sales and marketing	642
General and administrative	2,402
Loss from operations	(4,266)
Other income, net	71
Loss on fair value of warrant liabilities	(524)
Loss before provision for income taxes	(4,719)
Income tax benefit	879
Net loss	$(3,840)

Revenue

Revenue relates to Corvex AI Cloud on an infrastructure-as-a-service revenue for its customer base.

Cost of revenue

Cost of revenue relates to direct costs related to the operation of the data centers, including $0.7 million rent and network access and $0.5 million in utilities and power expenses.

Technology and infrastructure

Technology and infrastructure expense primarily consist of depreciation of approximately $2.5 million related to our servers and software, $1.6 million driven by personnel costs for dedicated employees in research and development activities and $0.55 million of stock-based compensation expense and other miscellaneous expenses.

Sales and marketing expense relates to advertisement costs of $0.1 million and personnel costs of $0.5 million.

General and administrative

General and administrative expense consists primarily of $1.3 million in personnel-related costs reflecting headcount growth to support our expanding operations and $0.70 million in stock-based compensation expense. The remaining balances relates to professional services and lease expense for our corporate headquarters.

Other income, net

Interest income, net primarily relates to interest earned on our cash balance.

Loss on fair value of warrant liabilities

Loss on fair value relates to the remeasurement of warrants classified as liability as of September 30, 2025.

Benefit from income taxes

Benefit from income taxes consists primarily of federal income tax expense of $783 thousand and state income tax of $96 thousand.

Period from Inception (October 21, 2024) through December 31, 2024

Corvex was incorporated under the laws of the State of Delaware on October 21, 2024. The following table summarizes the results of our operations for the period indicated (in thousands):

For the period from Inception (October 21, 2024) to December 31, 2024
Revenue	$—
Operating expenses:
Technology and infrastructure	122
Sales and marketing	13
General and administrative	4,276
Loss from operations	(4,411)
Other income, net	46
Loss before provision for income taxes	(4,365)
Income tax benefit	54
Net loss	$(4,311)

Revenue

There was no revenue generated during the period from inception through December 31, 2024.

Technology and Infrastructure

Technology and infrastructure expense primarily consist of $122 thousand of stock-based compensation expense.

General and administrative

Operating expenses consists primarily of $4,104 thousand in stock-based compensation expense and $304.9 thousand in professional services.

Sales and Marketing

Sales and marketing expense primarily relates to advertising costs of $5.7 thousand and personnel costs of $6.2 thousand.

Other income, net

Interest income, net primarily relates to interest earned on our cash balance.

Benefit from income taxes

Benefit from income taxes primarily consists of federal income tax expense of $41.5 thousand and state income tax of $12.6 thousand.

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), we use a non-GAAP financial measure, adjusted EBITDA (as defined below) to help us evaluate our business. We use such non-GAAP financial measure to make strategic decisions, establish business plans and forecasts, identify trends affecting our business, and evaluate operating performance. We believe that this non-GAAP financial measure may be helpful to investors because it allows for greater transparency into a measure that we use to operate our business and measure our performance and enable comparison of financial trends and results between periods where items may vary independent of business performance.

This non-GAAP financial measure is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measure used by other companies. Other companies, including companies in our industry, may calculate this non-GAAP measure differently or may use other measures to evaluate their performance, any of which could reduce the usefulness of our disclosure of non-GAAP measure as a tool for comparison. A reconciliation is provided below for the non-GAAP financial measure to the most directly comparable financial measure presented in accordance with GAAP. Investors should review the related GAAP financial measures and the reconciliation of this non-GAAP financial measure to its most directly comparable GAAP financial measures, as well as our financial statements and related notes included elsewhere in this prospectus.

Adjusted EBITDA

We report our financial results in accordance with GAAP, however, management believes evaluation of operating results may be enhanced by a presentation of adjusted EBITDA which is a non-GAAP financial measure. We define adjusted EBITDA as net loss, excluding (i) depreciation and amortization, (ii) stock-based compensation,(iii) loss on fair value of warrant liabilities, (iv) interest income and (v) benefit from income taxes.

The following table reconciles adjusted EBITDA to the most directly comparable GAAP performance measures for the applicable period of operations presented herein:

	Nine months ended September 30, 2025	For the period from Inception (October 21, 2024) to December 31, 2024
Net loss	$(3,840)	$(4,311)
Depreciation	2,492	—
Stock-based compensation(1)	1,250	4,104
Interest Income	(71)	(46)
Loss on fair value of warrant liabilities	524	—
Income tax benefit	(879)	(54)
Adjusted EBITDA	$(524)	$(307)

____________

(1)      Stock-based compensation: related to 2024 Equity Incentive Plan for employees, contractors, or other entities.

Sources of Liquidity

Since our inception, we have incurred operating losses and negative cash flow mainly due to our investment in technology innovation, research and development and development of our commercial capabilities. To date, we have funded our operations with internally generated cash flows, proceeds from the sales of shares of our convertible preferred stock and by entering into Simplified Agreements for Future Equity (“SAFEs”). Through September 30, 2025, we received gross proceeds of $22.0 million from sales of our convertible preferred stock, designated as Series Seed Preferred Stock. Furthermore, from October to November 2025, Corvex entered into SAFEs with multiple investors, which raised an aggregate of $37.1 million. As of September 30, 2025, we had $2.7 million of cash and cash equivalents.

Funding Requirements

We anticipate that our expenses and capital requirements will increase substantially in connection with our ongoing operating and investment activities, particularly as we further develop and expand our service capabilities and offerings. We rely, and expect to continue to rely, on third parties for services and technology upgrades. We are working with hardware and software providers to scale existing operating capabilities to support our customer demand. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to directly invest in our own facilities, equipment, and personnel, while also enabling us to focus on our expertise and resources for the development of our products. In addition, we expect to incur additional costs associated with operating as a public company following the consummation of the merger, including audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq listing and SEC requirements.

We expect that our expenses and capital requirements will increase substantially if and as we:

•        further develop and expand our sales, marketing and technology infrastructure to commercialize any current or future products;

•        seek to develop additional products and technologies;

•        continue to enhance our products and technologies;

•        expand our capacity to deploy equipment in data centers to support increase in customer demand;

•        maintain, expand and protect our intellectual property portfolio;

•        expand our operational, financial and management systems and increase key personnel; and

•        incur additional legal, accounting or other expenses in operating our business, including the additional costs associated with operating as a public company.

As a result of these and other factors, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations or other strategic transactions. Management determined that there will be sufficient funds necessary to maintain Corvex’s operations within one year from the date of this prospectus and that there is no substantial doubt about Corvex’s ability to continue as a going concern.

See “Risk Factors” for additional risks associated with our substantial capital requirements.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Nine months ended September 30, 2025	For the period from Inception (October 21, 2024) to December 31, 2024
Net cash used in continuing operations	$(252)	$(316)
Net cash used in investing activities	(894)	(17,871)
Net cash provided by financing activities	28	21,980
Net increase (decrease) in cash and cash equivalents	$(1,118)	$3,793

Net Cash Used in Operating Activities

Net cash used in operating activities was $0.3 million for the nine months ended September 30, 2025, primarily a result of net loss of $3.6 million, depreciation non cash adjustment of $2.4 million, stock-based compensation non cash adjustment of $1.2 million and decrease in deferred taxes of $1 million.

Net cash used in operating activities was $0.3 million for the period from inception to December 31, 2024, primary as a result of net loss of $4.3 million, stock-based compensation non cash adjustment of $4.1 million, and an increase in accounts payable and accrued expenses.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.9 million for the nine months ended September 30, 2025 and 17.8 million from inception to December 31, 2024, primarily as a result of cash payments for property and equipment, mainly related to the purchase of servers to support our operations.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $28 thousand for nine months ended September 30, 2025 related to cash proceeds from stock options exercised.

Net cash provided by financing activities was $22 million for the year ended December 31, 2024, due to net proceeds from the issuance of shares of our convertible preferred stock and warrants.

Contractual Obligations and Commitments

Lease Obligations

We have an operating lease for office space in Arlington, Virginia. The lease expires on July 1, 2028. Minimum operating lease payments under these leases are $0.22 million in 2026 and $0.17 million in 2027.

We have a technology equipment finance lease for servers housed at the colocation Delaware facility to deploy servers for customers for servers in a Delaware colocation facility. The lease expires on September 30, 2028. Minimum finance lease payments under the lease are $4.3 million in 2026 and $4.3 in 2027.

We also have operating lease arrangements for data center colocation space in Delaware, which provide dedicated facilities to house the Company’s servers and related information technology equipment. Each lease term is 36 months and expires on December 31, 2027 and September 29, 2028. Minimum operating lease payments under the colocation leases are $1.6 million in 2026 and $0.78 million in 2027.

Accounting Estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these financial statements include but are not limited to the following: revenue, income taxes, warrants valuation, leases, stock-based compensation and fair value of common stock. Management believes these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements. Actual results could differ from those estimates.

The critical accounting estimates, assumptions, and judgments that we believe have the most significant impact on our financial statements are described below.

Revenue

We generate revenue from the delivery of cloud computing services. Revenue is recognized when a customer obtains control of promised goods or services are delivered. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these goods or services. We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). We account for revenue by applying the following steps:

1.      Identification of the contract, or contracts, with the customer.

2.      Identification of the performance obligations in the contract.

3.      Determination of the transaction price.

4.      Allocation of the transaction price to the performance obligations in the contract.

5.      Recognition of the revenue when, or as, a performance obligation is satisfied.

On-demand access is provided to customers on a consumption basis and is billed monthly in arrears based on usage of compute, storage, and other services in the period. As these contracts include an unknown quantity of transactions at a fixed contractual rate per transaction executed on a monthly basis, the contract price is deemed variable. We allocate the variable consideration to the month in which we have the contractual right to invoice under the contract as this represents the amount of consideration to which we expect to be entitled for the transfer of services during that month.

On-demand access is provided to customers on a consumption basis and is billed monthly in arrears based on usage of compute, storage, and other services in the period. As these contracts include an unknown quantity of transactions at a fixed contractual rate per transaction executed on a monthly basis, the contract price is deemed variable. We allocate the variable consideration to the month in which we have the contractual right to bill under the contract as this represents the amount of consideration to which we expect to be entitled for the transfer of services during that month.

Income Taxes

Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We recognize a deferred tax asset when it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease the allowance in a period, we recognize the change in the allowance within “Provision for (benefit from) income taxes in the statements of operations. Unforeseen changes in tax rates and tax laws, as well as differences in the projected taxable income as compared to actual taxable income, may affect these estimates.

We calculate the current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years and record adjustments based on filed tax returns when identified. The amount of income taxes paid is subject to examination by U.S. federal and state tax authorities.

Warrant Valuations

Corvex accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to Corvex’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of Corvex’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

In connection with certain preferred equity financing transactions, we issued warrants alongside the issuance of convertible preferred stock. The warrants were determined to be freestanding financial instruments and are classified as liabilities. We measured the fair value of the warrants on the issuance date and recognized the amount as a warrant liability in our balance sheets.

The warrant liabilities are remeasured to fair value at each reporting date until the warrants are exercised, expired, or otherwise settled, with changes in fair value recognized in loss on fair value of warrant liabilities in the statements of operations. The fair value of the warrant liabilities is estimated using the Black-Scholes option pricing model, which incorporates various assumptions, including expected volatility, the risk-free interest rate, the expected term of the warrants, and the estimated fair value of our common stock. The valuation of these warrants requires the use of significant management judgment and the use of unobservable inputs.

Because the warrants are liability-classified, changes in their fair value may result in non-cash gains or losses in future periods, depending on fluctuations in our stock price and other valuation inputs.

Leases

We determine if an arrangement meets the definition of a lease at the inception of the lease, with leases classified at commencement as either operating or finance leases. Operating leases are reported separately and finance leases are recognized within property and equipment, net, and as a finance liability separately presented in unaudited interim condensed balance sheets as of September 30, 2025.

Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease during the lease term. ROU assets are measured based on the discounted present value of the remaining lease payments, initial direct costs incurred, and prepaid lease payments, excluding lease incentives received prior to lease commencement. Lease liabilities are measured based on the discounted present value of the remaining lease payments at commencement date. We utilize the rate implicit in the lease unless that rate cannot be readily determined. In that case we use incremental borrowing rate (“IBR”) to discount the present value of the remaining lease payments. The IBR is based on our estimated rate of interest for a collateralized borrowing with a similar term and payments as the lease.

Many of our leases include escalation clauses, renewal options and termination options that are factored into the determination of lease payments when reasonably certain that we would exercise that option. Certain future minimum lease payments due under the operating lease agreements contain rent-free periods or escalating rent payment provisions. Our finance leases generally include purchase options and declining minimum payments. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheets.

We account for lease components and non-lease components as a single lease component. Payments under our lease agreements are primarily fixed. However, certain lease agreements contain variable payments, which are expensed as incurred and not included in the ROU assets and lease liabilities. Variable lease payments are mainly composed of common area maintenance, utilities, real estate taxes, and payments affected by changes in indexes.

Stock-Based Compensation

We maintain a stock-based compensation plan as a long-term incentive for employees, officers, directors and non-employees. The plan allows for the issuance of incentive stock options, non-qualified stock options, stock appreciation rights, and restricted stock unit awards.

We recognize stock-based compensation expense for employee stock options on a straight-line basis over the requisite service period. We account for forfeitures as they occur.

Our stock-based compensation costs are based upon the grant date fair value of options estimated using the Black-Scholes option pricing model. To the extent any stock option grants are made subject to the achievement of a performance-based milestone, management evaluates when the achievement of any such performance-based milestone is probable based on the relative satisfaction of the performance conditions as of the reporting date.

The Black-Scholes option pricing model utilizes inputs which are highly subjective assumptions and generally require significant judgment. These assumptions include:

•        Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

•        Expected Volatility.    Because we do not have a sufficient trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded technology companies over a period equal to the expected term of the stock option grants. Comparable companies were chosen based on the similar size, stage in life cycle or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

•        Expected Term.    The expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term), as we do not have sufficient historical data to use any other method to estimate expected term.

•        Expected Dividend Yield.    We have never paid dividends on our Common Stock and have no plans to pay dividends on our Common Stock. Therefore, we used an expected dividend yield of zero.

Certain of these assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.

Fair Value of Common Stock

Given the absence of a public trading market for Corvex’s common stock, it utilized methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants’ Practice Aid: Valuation of Privately Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the fair value, a number of objective and subjective factors were considered, which include factors such as: contemporaneous valuations performed by independent third-party specialists; the prices at which Corvex sold Series Seed Convertible Preferred to outside investors in arms-length transactions, and the superior rights, preferences, and privileges of the Series Seed Convertible Preferred relative to the common stock at the time of each sale; the progress of Corvex’s research and development programs, including their stages of development, and Corvex’s business strategy; external market and other conditions affecting the industry in which Corvex operates, and trends and developments within the industry; Corvex’s financial position, including cash on hand; the lack of an active public market for Corvex’s common stock; the analysis of initial public offerings and the market performance and volatility of peer companies in the industry, as well as completed mergers and acquisitions of peer companies; and the material risks related to its business and industry, its results of operations and financial position, including its levels of capital resources, among other factors

In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches, with input from management. The income approach estimates value based on the expectation of future cash flows that we may generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date, adjusted to reflect the inherent risks in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From these comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate its value.

Off-Balance Sheet Arrangements

Since our inception, we have not had, and do not currently have, any off-balance sheet arrangements as defined under rules and regulations of the U.S. Securities and Exchange Commission, or the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 1 — Overview and Summary of Significant Accounting Policies to our financial statements appearing elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates, including the following:

Interest Rate Risk

We do not have significant exposure to interest rate risk that could affect the balance sheet, statement of operations, and the statement of cash flows, as we do not have any outstanding variable rate debt as of September 30, 2025.

Concentrations of Credit Risk and Major Customers

During nine months ended September 30, 2025, four customers accounted for approximately 39%, 23%, 23%, and 10%, respectively, of the Corvex’s revenues. As of September 30, 2025, approximately 78% of the net accounts receivable balance, in aggregate, was due from these customers.

Internal Control Over Financial Reporting

We have identified material weaknesses in our internal control over financial reporting. Specifically, management determined that we have not designed and maintained an effective control environment and related control activities, including appropriate segregation of duties and period-end close procedures, and our risk assessment and monitoring processes were not sufficiently robust to identify and remediate these deficiencies. As a result, there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. If we fail to fully remediate these material weaknesses, we may have to restate financial statements, our ability to meet reporting obligations could be impaired, and investors may lose confidence in our financial reporting.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits that an “emerging growth company” may take advantage of the extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. The combined company will be an emerging growth company, as defined under the JOBS Act and it will elect to use this extended transition period for complying with certain new or revised accounting standards. Accordingly, the combined company’s financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. The JOBS Act also exempts the combined company from having to provide an auditor attestation of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.

Movano currently is, and the combined company will remain after the merger, an “emerging growth company” until the earlier of: (i) the last day of the fiscal year (a) in which it has total annual gross revenue of at least $1.235 billion, or (b) in which it is deemed to be a large accelerated filer, which means the market value of its common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, (ii) the date on which it has issued more than $1.0 billion in non-convertible debt during the prior three-year period, (iii) if it affirmatively and irrevocably opts out of the extended transition period provided by the JOBS Act, or (iv) December 31, 2026.

Smaller Reporting Company Status

The combined company will also be a “smaller reporting company” because the market value of Movano’s common stock held by non-affiliates was less than $700 million as of June 30, 2025 and its annual revenue was less than $100 million during the fiscal year ended December 31, 2024. The combined company may continue to be a smaller reporting company after the consummation of the merger if either (i) the market value of its stock held by non-affiliates is less than $250 million or (ii) its annual revenue is less than $100 million during the most recently completed fiscal year and the market value of its stock held by non-affiliates is less than $700 million as of June 30 in the most recently completed fiscal year. If the combined company is a smaller reporting company at the time it ceases to be an emerging growth company, it may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, the combined company may choose to present only the two most recent fiscal years of audited financial statements in its Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors of the Combined Company Following the Merger

Pursuant to the Merger Agreement, six of the eight current directors of Movano will resign at or prior to the Effective Time. Prior to the Effective Time, the Movano Board will appoint four designees selected by Corvex to serve as members of the combined company’s board of directors upon the closing of the merger. The combined company’s board of directors is expected to satisfy the requisite independence requirements for the Movano Board, as well as the sophistication and independence requirements for the required committees pursuant to Nasdaq listing requirements. It is anticipated that the Corvex designees will be Seth Demsey, Jay Crystal,            ,            and            and the Movano designee will be            .

Following the merger, the management team of the combined company is expected to be composed of certain members of the management team of Movano and Corvex. The following table lists the names and ages, as of December 5, 2025, and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon the completion of the merger:

Name	Age	Position(s)
Executive Officers
Seth Demsey	48	Co-Chief Executive Officer, Co-Founder and Director
Jay Crystal	48	Co-Chief Executive Officer, Co-Founder and Director

Non-Employee Directors

Executive Officers

Seth Demsey has served as our Co-Chief Executive Officer and Co-Founder and on the Corvex Board since October, 2024. Prior to co-founding Corvex, Mr. Demsey was a co-founder at configure8, an internal developer portal for engineering teams, from May 2021 to October 2024. Prior to that, Mr. Demsey was a co-founder and advisor at Clean.io (now HUMAN Security, Inc.), a digital security platform focusing on protecting against malicious advertising and e-commerce fraud, from November 2017 to November 2022. Mr. Demsey has served on the board of directors of SalesIntel.io, a signal-first pipeline generation platform for sales and marketing data, since November 2016, and has served as a strategic advisor at VwD.ai, an AI-powered platform for brand safety and creator monitoring, since April 2024. Mr. Demsey received a Bachelors of Science degree in Computer Engineering from Bucknell University and was previously a business fellow at The Wharton School of the University of Pennsylvania. We believe that Mr. Demsey is qualified to serve on the Corvex Board because of his industry knowledge and broad previous experience as an engineer and co-founder.

Jay Crystal has served as our Co-Chief Executive Officer and Co-Founder and on the Corvex Board since October 2024. Prior to co-founding Corvex, Mr. Crystal was co-founder at configure8 from May 2021 to October 2024. Prior to that, Mr. Crystal was a co-founder and director at Clean.io (now HUMAN Security, Inc.) from November 2017 to November 2022. Mr. Crystal also served in several management roles at AOL, Inc. and its successors and subsidiaries, including as Director, Corporate Development and Vice President, Corporate Strategy, Partnerships, from 2010 to 2017 and several investment banking, private equity and global asset management firms, including Staley Capital, American Capital and Bank of America from 2000 to 2010. Mr. Crystal received a BBA in Finance from George Washington University. We believe that Mr. Crystal is qualified to serve on the Corvex Board because of his industry knowledge and broad previous experience as a co-founder and business leader.

Non-Employee Directors

Family Relationships

There are no family relationships among any of combined company’s directors or executive officers.

Board Composition

The Movano Board currently consists of six directors divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The classified structure of Movano’s Board will remain in place for the combined company following the completion of the merger. It is anticipated that the incoming directors will be appointed to applicable vacant director seats of the combined company’s board of directors following the resignation of the current Movano board members.

The combined company’s board of directors will initially consist of six members upon the closing of the merger, and thereafter shall be fixed from time to time by resolution of the combined company’s board of directors. In accordance with the combined company’s certificate of incorporation, its board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. The combined company’s board of directors will be divided among the three classes as follows:

•        the Class I directors will be            and            , and their terms will expire at the annual meeting of stockholders to be held in 2026;

•        the Class II directors will be            and            , and their terms will expire at the annual meeting of stockholders to be held in 2027; and

•        the Class III directors will be            and            , and their terms will expire at the annual meeting of stockholders to be held in 2028.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the combined company’s board of directors may have the effect of delaying or preventing changes in our management or a control of the combined company.

Director Independence

The Movano Board and Corvex Board each undertook a review of the combined company’s board composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Movano Board and Corvex Board have determined that none of the proposed combined company directors, except            , have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of director is “independent” as such term is defined under the applicable rules and regulations of the SEC, the listing requirements of Nasdaq and Rule 10A-3 under the Exchange Act. The Movano Board and Corvex Board considered all relevant facts and circumstances known to it in evaluating the independence of these directors, including their current and historical employment and prior relationships, compensation, any related party transactions and their beneficial ownership of capital stock as it relates to the combined company.

Board Leadership Structure

The combined company’s bylaws and corporate governance guidelines will provide its board of directors with flexibility to combine or separate the positions of chair of the board of directors and chief executive officer as to evaluate and determine the board of directors’ optional leadership structure and to provide effective oversight of management.

Board Oversight of Risk

Although the combined company’s management is responsible for the day to day management of the risks it faces, its board of directors and its committees take an active role in overseeing management of risks and have the ultimate responsibility for the oversight of risk management. The combined company’s board of directors will regularly review information regarding its operational, financial, legal and strategic risks. The combined company’s senior management will attend quarterly meetings of the board of directors, provide presentations on operations including significant risks, and will be available to address any questions or concerns raised by its board of directors.

In addition, the three board committees will assist the board of directors of the combined company in fulfilling its oversight responsibilities regarding risk. The audit committee will coordinate the board of directors’ oversight of the combined company’s internal control over financial reporting, disclosure controls and procedures, related party transactions, code of conduct and corporate governance guidelines and management will regularly report to the audit committee on these areas. The compensation committee will assist the board of directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning as it relates to our Co-Chief Executive Officers. The nominating and corporate governance committee will assist the board of directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and corporate governance. When any of the committees receive a report related to material risk oversight, the chair of the relevant committee will report on the discussion to the full board of directors.

Code of Business Conduct and Ethics

The combined company will adopt a written code of business conduct and ethics that applies to its directors, officers, and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the closing of the merger, a copy of the code will be posted on the investor relations section of the combined company’s website. If any substantive amendments are made to, or if any waivers are granted under, the code of business conduct and ethics for any officer or director, the combined company intends to disclose the nature of such amendment or waiver. The nominating and corporate governance committee of the combined company’s board of directors will be responsible for overseeing its code of business conduct and ethics and any waivers applicable to any director, executive officer or employee.

Board Committees

In connection with the completion of the merger, the standing committees of the board of directors of the combined company will continue to be the following: audit committee, compensation committee and a nominating and corporate governance committee, and each will continue to operate pursuant to a charter, which is expected to be amended and restated by the combined company’s board of directors in connection with the completion of the merger. The combined company’s board of directors may establish other committees from time to time to assist the board of directors.

The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by the board of directors.

All of the committees will comply with all applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations as further described below. Following the closing of the merger, the charters for each of these committees will be available on the combined company’s website.

Audit Committee

Following the closing of the merger, the members of the combined company’s audit committee are expected to be Messrs.            ,            , and            , with            serving as chair. Each member of the combined company’s audit committee is expected to be “independent” as that term is defined in the SEC and Nasdaq rules, meets the heightened independence requirements for audit committees required under Section 10A of the Exchange Act and related SEC and Nasdaq rules, and has sufficient knowledge in financial and auditing matters to serve on the audit committee.            is expected to qualify as a “audit committee financial expert,” as defined under the applicable rules of the SEC and each member of the audit committee is expected to read and understand fundamental financial statements, in accordance with applicable requirements and upon examination of each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The responsibilities of the combined company’s audit committee will include, among other things:

•        appointing, approving the compensation of and assessing the independence of the combined company’s independent registered public accounting firm;

•        pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by the combined company’s independent registered public accounting firm;

•        reviewing the overall audit plan with the combined company’s independent registered public accounting firm and members of management responsible for preparing the combined company’s consolidated financial statements;

•        reviewing and discussing with the combined company’s management and independent registered public accounting firm its annual and quarterly consolidated financial statements and related disclosures as well as critical accounting policies and practices used by the combined company;

•        coordinating the oversight and reviewing the adequacy of the combined company’s internal control over financial reporting;

•        establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•        recommending based upon the audit committee’s review and discussions with the combined company’s management and independent registered public accounting firm whether its audited consolidated financial statements shall be included in its Annual Report on Form 10-K;

•        monitoring the integrity of the combined company’s consolidated financial statements and its compliance with legal and regulatory requirements as they relate to its consolidated financial statements and accounting matters;

•        preparing the audit committee report required by SEC rules to be included in its annual proxy statement;

•        reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•        reviewing quarterly earnings releases.

Compensation Committee

Following the closing of the merger, the members of the combined company’s compensation committee are expected to be Messrs.            ,            , and            , with            serving as chair. Each member of the combined company’s compensation committee is expected to be “independent” as that term is defined in SEC and Nasdaq rules, meets the heightened independence requirements for compensation committee purposes under Section 10C of the Exchange Act and related SEC and Nasdaq rules, and is a “non-employee director” under Rule 16b-3 under the Exchange Act.

The responsibilities of the combined company’s compensation committee will include, among other things:

•        reviewing and approving our philosophy, policies and plans with respect to the compensation of the combined company’s co-chief executive officers;

•        making recommendations to the combined company’s board of directors with respect to the compensation of its co-chief executive officers and our other executive officers;

•        reviewing and assessing the independence of compensation advisors;

•        overseeing and administering the combined company’s equity incentive plans;

•        reviewing and making recommendations to the combined company’s board of directors with respect to director compensation; and

•        preparing the compensation committee reports required by the SEC, including the combined company’s “Compensation Discussion and Analysis” disclosure.

Nominating and Corporate Governance Committee

Following the closing of the merger, the members of the combined company’s nominating and corporate governance committee are expected to be Messrs.            ,            , and            , with            serving as chair. Each member of the combined company’s nominating and corporate governance committee is expected to be “independent” as that term is defined in SEC and Nasdaq rules and is a “non-employee director” under Rule 16b-3 under the Exchange Act.

The responsibilities of the combined company’s nominating and corporate governance committee will include, among other things:

•        developing and recommending to the combined company’s board of directors criteria for board and committee membership;

•        establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•        reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise the combined company;

•        identifying and screening individuals qualified to become members of the board of directors;

•        recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•        developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•        overseeing the evaluation of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

None of the proposed members of the combined company’s compensation committee has been, during the prior fiscal year, an executive officer or employee of Movano or Corvex or had a relationship requiring disclosure under “Certain Relationships and Related Party Transactions” in this proxy statement/prospectus. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the merger.

Non-Employee Director Compensation

Prior to the merger, Corvex has not implemented a formal policy with respect to compensation payable to its non-employee directors and none of its non-employee directors received any compensation for service on the Corvex Board during 2024. Corvex reimburses its directors for expenses associated with attending meetings of the Corvex Board and its committees.

Following completion of the merger, it is expected that the combined company will provide compensation to non-employee directors pursuant to a new non-employee director compensation policy that is expected to be adopted in connection with the closing and take effect at the Effective Time, or the Director Compensation Policy.

Under the Director Compensation Policy, each non-employee director will receive the cash and equity compensation for board services described below. The combined company will also reimburse non-employee directors for reasonable, customary, and documented travel expenses to board or committee meetings.

Cash Compensation

Under the Director Compensation Policy, each non-employee director will receive a cash retainer fee of $            per year. Additionally, each non-employee director that serves as the chair of or as a member of a committee, or as the non-executive chair of the Corvex Board, will be entitled to receive the following cash compensation for their services under the Director Compensation Policy:

Annual Retainer for Board Membership
Annual service on the Corvex Board	$
Additional retainer for annual service as non-executive chairperson	$
Additional Annual Retainer for Committee Membership
Annual service as audit committee chairperson	$
Annual service as member of the audit committee (other than chairperson)	$
Annual service as compensation committee chairperson	$
Annual service as member of the compensation committee (other than chairperson)	$
Annual service as nominating and governance committee chairperson	$
Annual service as member of the nominating and governance committee (other than chairperson)	$

Each non-employee director who serves as the chair of a committee will receive only the additional annual fee as the chair of the committee and not the annual fee as a member of the committee while serving as such chair. A non-employee director who serves as the non-executive chair of the Corvex Board will receive the annual fee as a non-employee director and the additional annual fee as the non-executive chair. All cash payments to outside directors are paid quarterly in arrears on a pro-rated basis.

Equity Compensation

Non-employee directors will be entitled to receive all types of equity awards other than incentive stock options under the 2026 Plan, including discretionary awards not covered under the Director Compensation Policy. Following the effective date of the Director Compensation Policy, on the first trading day following December 31 of each year, each non-employee director will be granted an award to purchase            shares of the combined company’s common stock under the 2026 Plan and the non-executive chair of the Corvex Board will be granted an award to purchase            shares of the combined company’s common stock under the 2026 Plan, on a pro-rated basis, with such number subject to equitable adjustment by the combined company’s board in the event of certain capitalization adjustments (the “Annual Award”). The exercise price per share of such awards shall be the closing price of the combined company’s common stock on the grant date. The Annual Award will be scheduled to vest in full on the first anniversary of the date on which the Annual Award is granted, subject to the non-employee director continuing to be a non-employee director through the applicable vesting date.

If a change in control occurs (as defined in the 2026 Plan), each non-employee director will fully vest in his or her outstanding equity awards immediately prior to the change in control, subject to the non-employee director continuing to be a non-employee director through the date of the change in control.

Non-employee directors may also be eligible to receive other compensation and benefits, as may be determined by the combined company’s board or any committee of the combined company’s board designated by the combined company’s board with appropriate authority, as applicable, from time to time.

The combined company’s board or any committee of the combined company’s board designated by the combined company’s board with appropriate authority, as applicable and in its discretion, may change and revise the terms of the Annual Awards granted under the Director Compensation Policy, including, without limitation, the number of shares subject to each award and type of award.

MOVANO EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Movano’s compensation philosophy is to offer our executive officers compensation and benefits that are competitive and meet our goals of attracting, retaining and motivating highly skilled management, which is necessary to achieve our financial and strategic objectives and create long-term value for our stockholders. Movano believes the levels of compensation we provide should be competitive, reasonable and appropriate for our business needs and circumstances. The principal elements of our executive compensation program have to date included base salary and long-term equity compensation in the form of stock options. We believe successful long-term performance is more critical to enhancing stockholder value than short-term results. For this reason and to conserve cash and better align the interests of management and our stockholders, Movano emphasizes long-term performance-based equity compensation over base annual salaries.

The following table sets forth information concerning the compensation earned by the individual that served as our Principal Executive Officer during 2024 and our two most highly compensated executive officers other than the individual who served as our Principal Executive Officer during 2024 (collectively, the “named executive officers”).

2024 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	TOTAL ($)
John Mastrototaro	2024	361,042	268,876	—	16,351	646,269
Chief Executive Officer	2023	315,000	263,509	—	16,351	594,860
Michael Leabman	2024	347,500	268,876	—	—	616,376
Chief Technology Officer	2023	315,000	105,404	—	—	420,404
J. Cogan	2024	299,792	85,846	—	—	385,638
Chief Financial Officer	2023	270,000	148,346	—	—	418,346

____________

(1)      The amounts shown in this column indicate the grant date fair value of option awards granted in the subject year computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating these amounts, see note 12 to our audited financial statements included with our annual report on Form 10-K for the year ended December 31, 2024 filed with the SEC.

(2)      The amounts under the Non-Equity Incentive Plan Compensation column reflect amounts earned under Movano’s annual performance bonus plan.

(3)      The amounts shown in this column represent reimbursement for certain health benefit plan premiums.

Employment Agreements and Change of Control Arrangements

The following is a summary of the employment arrangements with Movano’s named executive officers.

Michael Leabman.    Movano entered into an “at-will” amended and restated offer letter with no fixed term with Mr. Leabman, Movano’s Chief Technology Officer and a Director, effective November 29, 2019, which was amended pursuant to a first amendment dated February 10, 2021 (as amended, the “Leabman Offer Letter”). Under the Leabman Offer Letter: (1) Mr. Leabman received an initial base salary of $250,000, which was adjusted to $315,000 in January 2022 and adjusted to $375,000 in June 2024, and is eligible to receive target performance bonuses equal to 80% of base salary (or any other amount approved by the Board), and (2) Mr. Leabman was awarded stock options to acquire 540,000 shares of common stock, one fourth of which options vested on the November 18, 2020, and the balance of which such options vested in 36 equal monthly installments thereafter. The Leabman Offer Letter provides that (1) if Mr. Leabman is terminated by Movano other than for Cause he is entitled to receive cash severance in an amount equal to 12 months of base salary plus a pro-rated amount of his target bonus based on the number of days he is employed during the year of termination and (2) if there occurs a Change in Control (as defined in the Omnibus Incentive Plan) and in the period prior to and in connection with or in anticipation of such Change in Control and ending on the one-year anniversary of the consummation of such Change in Control, Mr. Leabman is terminated by Movano other than for Cause, 100% of any such options that remain unvested will immediately vest. “Cause” includes, among other items, Mr. Leabman’s conviction of a felony involving fraud, misappropriation, embezzlement or dishonesty in conjunction with his duties to Movano or repeated willful failure to perform his job duties as defined by the Board or uncured material breach of the Leabman Offer Letter or Mr. Leabman’s confidential information and inventions assignment agreement with Movano. Mr. Leabman is also entitled to participate in the Company’s regular health insurance and other employee benefit plans established by Movano for its employees from time to time.

J. Cogan.    Movano has entered into an offer letter with J. Cogan, Movano’s Chief Financial Officer on similar terms to the agreement entered with Michael Leabman. Pursuant to his offer letter Mr. Cogan (1) received an initial base salary of $250,000, which was adjusted to $270,000 in January 2022 and adjusted to $325,000 in June 2024, (2) is entitled to a target performance bonus equal to 60% of base salary (or any other amount approved by the Board) and (3) was awarded stock options to acquire 455,000 shares of common stock, one fourth of which options vested on the one year anniversary of the grant date, and the balance of which such options vested in 36 equal monthly installments thereafter. Mr. Cogan’s Offer Letter provides for severance in connection with an involuntary termination and the acceleration of his stock options in connection with a Change of Control on identical terms as those described in the description of Mr. Leabman’s offer letter above.

John Mastrototaro.    Movano entered into an offer letter with John Mastrototaro, Movano’s President, CEO and Director on similar terms to the agreement entered with Michael Leabman. Pursuant to his offer letter Mr. Mastrototaro (1) received an initial base salary of $300,000, which was adjusted to $315,000 in January 2022 and adjusted to $400,000 in June 2024, (2) is entitled to a target performance bonus equal to 80% of base salary (or any other amount approved by the Board) and (3) was awarded stock options to acquire 1,000,000 shares of common stock, one fourth of which options vested on the one year anniversary of the grant date, and the balance of which such options vest in 36 equal monthly installments thereafter. Mr. Mastrototaro’s Offer Letter provides for severance in connection with an involuntary termination and the acceleration of his stock options in connection with a Change of Control on identical terms as those described in the description of Mr. Leabman’s offer letter above.

Equity Incentive Compensation — Option Awards

Movano’s named executive officers that remain employed with Movano are eligible to receive equity awards under the Amended and Restated 2019 Omnibus Incentive Plan (the “2019 Plan”). Awards under the 2019 Plan are intended to align the interests of our named executive officers with those of Movano’s stockholders and to create a link between executive pay and the long-term performance of the Movano common stock.

Outstanding Equity Awards at Year-End

The following table provides information regarding equity awards held by the named executive officers as of December 31, 2024.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)
John Mastrototaro	1,933	—			81.00	12/06/2030
Chief Executive Officer	6,388	277	(1)		489.00	2/09/2031
	693	206	(2)		750.00	11/15/2031
	984	1,265	(3)		193.50	3/20/2033
	7,584	—			70.50	5/15/2034
Michael Leabman	3,600	—			57.00	11/18/2029
Chief Technology Officer	393	506	(2)		193.50	3/20/2033
	7,584	—			70.50	5/15/2034

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)
J. Cogan	533	—			300.00	12/06/2030
Chief Financial Officer	343	99	(4)		750.00	11/15/2031
	554	712	(5)		193.50	3/20/2033
	2,421	—			70.50	5/15/2034

____________

(1)      Represents the unvested portion of an option grant that vests in equal monthly installments of 138 shares each.

(2)      Represents the unvested portion of an option grant that vests in equal monthly installments of 18 shares each.

(3)      Represents the unvested portion of an option grant that vests in equal monthly installments of 46 shares each.

(4)      Represents the unvested portion of an option grant that vests in equal monthly installments of 9 shares each.

(5)      Represents the unvested portion of an option grant that vests in equal monthly installments of 26 shares each.

Director Compensation

Each of Movano’s non-employee directors other than Ms. Fairbairn received stock option grants upon their appointment to the Board and Ms. Fairbairn received an option grant in September 2020. The options granted are subject to vesting with 1/48th of the shares vesting for each month of continuous service. Pursuant to Movano’s non-employee director compensation policy our non-employee directors receive a $50,000 annual cash retainer plus the following additional annual cash fees: Chair of the Board, $25,000, Chair of the Audit Committee, $20,000 and Chair of the Compensation Committee, $10,000. Our non-employee director compensation policy provides that each director also receives options to purchase 1,000 shares of our common stock at the beginning of each year.

The following table sets forth information with respect to compensation earned by or awarded to each of Movano’s independent directors who served on the Movano Board during the year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation	Total ($)
Rubén Caballero	50,000	9,836	—	59,836
Brian Cullinan	80,000	9,836	—	89,836
Emily Wang Fairbairn	75,000	12,295	—	87,295
Nan Kirsten Forte	25,000	9,836	—	34,386
Shaheen Wirk	—	—	—	—

____________

(1)      The amounts shown in this column indicate the grant date fair value of option awards granted in the subject year computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating these amounts, see note 9 to our audited financial statements included with our annual report on Form 10-K for the year ended December 31, 2024 filed with the SEC. The following table shows the number of shares subject to outstanding option awards and unvested stock awards held by each non-employee director as of December 31, 2024.

Name	Shares Subject to Outstanding Stock Option Awards (#)	Unvested Shares of Restricted Stock
Rubén Caballero	4,000	—
Brian Cullinan	400	—
Emily Wang Fairbairn	466	—
Nan Kirsten Forte	—	—
Shaheen Wirk	—	—

Potential Payments Upon a Termination or Change in Control

2019 Plan

In the event of a merger or change in control of Movano, the treatment of each outstanding award granted under the 2019 Plan will be determined by the administrator of the 2019 Plan, including whether each such award will be assumed, accelerated or an equivalent option or right substituted by the successor corporation. The administrator will not be required to treat all awards similarly in the transaction.

Employee Agreements

The employment agreements of Movano’s executive officers provide for post-employment compensation arrangements. These Movano employment agreements establish the amount of severance payments and benefits available in the event of a termination of employment by Movano without other than for “cause” (as such term is defined in the respective agreements).

Movano entered into an “at-will” amended and restated offer letter with no fixed term with Mr. Leabman, the Company’s Chief Technology Officer and a Director, effective November 29, 2019, which was amended pursuant to a first amendment dated February 10, 2021. The Leabman Offer Letter provides that (1) if Mr. Leabman is terminated by Movano other than for Cause he is entitled to receive cash severance in an amount equal to 12 months of base salary plus a pro-rated amount of his target bonus based on the number of days he is employed during the year of termination and (2) if there occurs a change in control and in the period prior to and in connection with or in anticipation of such change in control and ending on the one-year anniversary of the consummation of such change in control, Mr. Leabman is terminated by Movano other than for Cause, 100% of any such options that remain unvested will immediately vest. “Cause” includes, among other items, Mr. Leabman’s conviction of a felony involving fraud, misappropriation, embezzlement or dishonesty in conjunction with his duties to Movano or repeated willful failure to perform his job duties as defined by the Movano Board or uncured material breach of the Leabman Offer Letter or Mr. Leabman’s confidential information and inventions assignment agreement with Movano.

The Company has entered into an offer letter with J. Cogan, the Company’s Chief Financial Officer on similar terms to the agreement entered with Michael Leabman. Mr. Cogan’s Offer Letter provides for severance in connection with an involuntary termination and the acceleration of his stock options in connection with a Change of Control on identical terms as those described in the description of Mr. Leabman’s offer letter above.

The Company entered into an offer letter with John Mastrototaro, the Company’s President, CEO and Director on similar terms to the agreement entered with Michael Leabman. Mr. Mastrototaro’s Offer Letter provides for severance in connection with an involuntary termination and the acceleration of his stock options in connection with a Change of Control on identical terms as those described in the description of Mr. Leabman’s offer letter above.

CORVEX EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

This discussion may contain forward-looking statements that are based on the combined company’s current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that the combined company may adopt following the completion of the merger may differ materially from historical and the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-merger basis.

Following completion of the merger, certain executive officers of Corvex will become executive officers of the combined company. This section sets forth historical compensation for Corvex’s named executive officers, consisting of its principal executive officer and the two most highly compensated executive officers (other than Corvex’s principal executive officer), as of December 31, 2024, each of whom is expected to become an executive officer of the combined company:

•        Seth Demsey, Co-Chief Executive Officer and Co-Founder; and

•        Jay Crystal, Co-Chief Executive Officer and Co-Founder.

2024 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to Corvex’s named executive officers for the fiscal year ended December 31, 2024:

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Seth Demsey	2024	83,333	(1)	—	2,643,701	—	—	2,727,034
Co-Chief Executive Officer and Co-Founder
Jay Crystal	2024	83,333	(1)	—	1,954,040	—	—	2,037,373
Co-Chief Executive Officer and Co-Founder

____________

(1)      Mr. Demsey and Mr. Crystal commenced employment with the Company on November 1, 2024. Annualized salary of each executive is $500,000.

Narrative Disclosure to 2024 Summary Compensation Table

Base Salary

Base salary is a fixed element within a total compensation package intended to attract and retain the talent necessary to successfully manage the business of Corvex and execute its business strategies. The base salary for the executive officers was established based on the scope of their responsibilities, taking into account relevant experience, internal pay equity, tenure, and other factors deemed relevant. Base salaries are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Rule 10b5-1 Sales Plans

The combined company’s directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of the combined company’s common stock on a periodic basis. Under a Rule 10b5-1 plan a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. The combined company’s directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information. Any purchase or sales by the combined company’s directors and executive officers, including pursuant to a 10b5-1 plan, will be subject to the terms of any lock-up agreements entered into by such directors and executive officers.

Equity Incentive Stock Plans

Corvex believes that performance and equity-based compensation can be an important component of the total executive compensation package for supporting stockholder value creation while, at the same time, attracting, motivating, and retaining high-quality executives. Corvex’s executive officers have not been issued any equity grants pursuant to the Klustr, Inc. 2024 Equity Incentive Plan. With respect to future grants, formal guidelines for the allocations of cash and equity-based compensation have not yet been determined, but it is expected that the combined company’s 2026 Equity Incentive Plan described in the 2026 Plan Proposal, if approved, will be an important element of its compensation arrangements for both executive officers and directors, and that the executive officers will also be eligible to participate in the 2026 ESPP described in the 2026 ESPP Proposal, if approved.

Director Compensation

Corvex has not implemented a formal policy with respect to compensation payable to its non-employee directors and none of its non-employee directors received any compensation for service on the Corvex Board during 2024. Corvex reimburses its directors for expenses associated with attending meetings of the Corvex Board and its committees.

Mr. Levy is Corvex’s only director who was a non-employee director during 2024. Mr. Levy did not receive any compensation or equity awards for his service as a director during 2024.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Corvex’s and Movano’s directors and executive officers, including those discussed in the sections titled “Management Following the Merger,” “Corvex Executive Officer and Director Compensation” and “Movano Executive Officer and Director Compensation,” the following is a summary of transactions since January 1, 2023 and all currently proposed transactions, to which either Movano or Corvex has been a participant, in which:

•        the amounts exceeded or will exceed $120,000; and

•        any of the directors, executive officers or holders of more than 5% of the respective capital stock, or an affiliate or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Movano Transactions

Support Agreements

For a more detailed discussion of the lock-up agreements see the section titled “Agreements Related to the Merger — Support Agreements.”

Lock-Up Agreements

For a more detailed discussion of the lock-up agreements see the section titled “Agreements Related to the Merger — Lock-Up Agreements.”

Indemnification Agreements

Movano’s certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL. In addition, Movano has entered into indemnification agreements with each of its directors and executive officers. Each indemnification agreement provides for indemnification for liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

Certain Related Transactions

January 2023 Offering

On January 27, 2023, Movano entered into an Underwriting Agreement with Newbridge Securities Corporation, relating to an underwritten offering (the “January Offering”) of 309,600 shares (“Shares”) of Movano common stock and warrants to purchase up to 15,480 shares of Common Stock (“January Warrants”). Each January Warrant has a five year term and an exercise price of $235.5 per share. The January Warrants were offered and sold at the rate of one January Warrant for every two Shares purchased in the January Offering. The January Offering closed on January 31, 2023. Certain of our directors and executive officers participated in the January Offering as follows:

Name	Shares of Common Stock Purchased	Shares Underlying Warrants Purchased	Purchase Price Paid
J. Cogan	119	59	$25,000
Brian Cullinan	47	23	$10,000
Emily Wang Fairbairn	1,190	595	$250,000
Nan Kirsten Forte	47	23	$10,000
Michael Leabman	119	59	$25,000
John Mastrototaro	47	23	$10,000

June 2023 Offering

On June 13, 2023, the Company entered into an Underwriting Agreement with The Benchmark Company, LLC relating to an underwritten offering (the “June Offering”) of 61,333 Shares. The public offering price per shares for each Share was $150.00. The June Offering closed on June 15, 2023. Certain of our directors and executive officers participated in the June Offering as follows:

Name	Shares of Common Stock Purchased	Purchase Price Paid
J. Cogan	233	$35,000
Brian Cullinan	66	$10,000
Emily Wang Fairbairn	1,666	$250,000
Michael Leabman	166	$25,000
John Mastrototaro	133	$20,000

November 2023 Offering

On November 14, 2023, the Company entered into an Underwriting Agreement with The Benchmark Company, LLC relating to an underwritten offering (the “November Offering”) of 32,470 Shares. The public offering price per shares for each Share was $127.50. The November Offering closed on November 17, 2023. Certain of our directors and executive officers participated in the November Offering as follows:

Name	Shares of Common Stock Purchased	Purchase Price Paid
J. Cogan	80	$10,200
Emily Wang Fairbairn	1,966	$250,750
John Mastrototaro	80	$10,200

April 2024 Private Placement

On April 2, 2024, the Company entered into a Securities Purchase Agreement with the purchasers named therein for a private placement (the “Private Placement”) of an aggregate of 301,517 units (the “Units”) with each unit consisting of (1) one Share, or at the election of the Purchaser a pre-funded warrant in lieu thereof (a “Pre-Funded Warrant”), and (2) one warrant to purchase one share of Common Stock (each, a “Private Placement Warrant”). Certain directors and officers participated in the Private Placement and purchased 19,168 of the Units at an offering price of $8.48 per share and accompanying Private Placement Warrant, which was the consolidated closing bid price of the Company’s common stock on The Nasdaq Capital Market on April 1, 2024 of $6.60 per share plus $1.88 per Private Placement Warrant. The Private Placement closed on April 4, 2024. Certain of our directors and executive officers participated in the Private Placement as follows:

Name	Shares of Common Stock Purchased	Shares Underlying Warrants Purchased	Purchase Price Paid
J. Cogan	300	300	$25,425
Ruben Caballero	146	146	$12,500
Brian Cullinan	293	293	$24,860
John Mastrototaro	1,176	1,176	$99,723

Corvex Transactions

Private Placement of Securities

Series Seed Preferred Stock and Warrant Financing

On November 18, 2024, Corvex issued and sold an aggregate of 8,976,000 shares of its Series Seed Preferred Stock, par value $0.00001 per share (the “Series Seed Preferred Stock”), at a purchase price of $2.45098 per share for an aggregate purchase price of approximately $22 million. In addition, Corvex issued warrants to purchase 4,488,000 shares of its Series Seed Preferred Stock with an exercise price of $4.90196 per share (the “Series Seed Warrants”).

Purchasers of Corvex’s Series Seed Preferred Stock and Series Seed Warrants included certain of its directors and holders of more than 5% of its capital stock at the time of the financing (or subsequent closings of such financing). The following table presents the number of shares and the total purchase price paid by these entities.

Investor	Shares of Series Seed Preferred Stock	Total Purchase Price
PV Klustr LLC(1)	3,264,000	$7,999,999
Cluster Capital LLC	1,836,000	$4,499,999
PRLO Holdings LLC(2)	1,632,000	$3,999,999
Dynamic HPC Ventures I LLC(2)	510,000	$1,250,000

____________

(1)      Mateo Levy, a non-employee director of Corvex, is an affiliate of PV Klustr LLC.

(2)      On November 4, 2025, PRLO Holdings LLC and Dynamic HPC Ventures I LLC transferred all of their respective shares of Series Seed Preferred Stock of Corvex to VOC Capital LP.

Investors’ Rights Agreement

Corvex was party to an investors’ rights agreement, dated November 18, 2024, with certain holders of its capital stock, including PV Klustr LLC, Cluster Capital, PRLO Holdings LLC and Dynamic HPC Ventures I LLC (the “Investors’ Rights Agreement”). Under the Investors’ Rights Agreement, certain holders of Corvex’s capital stock have the right to demand that Corvex file a registration statement or request that their shares of Corvex capital stock be covered by a registration statement that Corvex is otherwise filing. Corvex’s Investors’ Rights Agreement was terminated by investors holding a majority of the shares of the Series Seed Preferred Stock in connection with Corvex’s entry into the Merger Agreement.

Right of First Refusal and Co-Sale Agreement

Corvex was party to a right of refusal and co-sale agreement, dated November 18, 2024, with certain holders of its capital stock, including PV Klustr LLC, Cluster Capital, PRLO Holdings LLC and Dynamic HPC Ventures I LLC (the “Right of First Refusal and Co-Sale Agreement”). Under the Right of First Refusal and Co-Sale Agreement, the Company has a first refusal right and the investors have secondary refusal and co-sale rights with respect to proposed transfers of capital stock by key holders, subject to customary exceptions, lock-up provisions and termination upon an IPO or a deemed liquidation event. Corvex’s Right of First Refusal and Co-Sale Agreement was terminated by investors holding a majority of the shares of the Series Seed Preferred Stock in connection with Corvex’s entry into the Merger Agreement.

Voting Agreement

Corvex was party to a voting agreement, dated November 18, 2024, with certain holders of its capital stock, including PV Klustr LLC, Cluster Capital, PRLO Holdings LLC and Dynamic HPC Ventures I LLC (the “Voting Agreement”). Pursuant to the Voting Agreement, the parties agreed to vote their shares to elect designated directors, increase authorized common stock as needed for conversion of preferred stock, and support drag-along sales of the Company subject to customary conditions. Corvex’s Voting Agreement was terminated by investors holding a majority of the shares of the Series Seed Preferred Stock in connection with Corvex’s entry into the Merger Agreement.

Indemnification Agreements

Corvex has entered, and intends to continue to enter, into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in the Corvex certificate of incorporation and Corvex bylaws. The indemnification agreements, Corvex certificate of incorporation and Corvex bylaws generally require Corvex to indemnify its directors, executive officers and certain controlling persons to the fullest extent permitted by the DGCL.

Lock-Up Agreements

For a more detailed discussion of the lock-up agreements see the section titled “Agreements Related to the Merger — Lock-Up Agreements.”

Corvex Related Party Transactions Policy

Although Corvex has not had a written policy for the review and approval of transactions with related persons, the Corvex Board has historically reviewed and approved any transaction where a director or officer had a financial interest. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to the Corvex Board. The Corvex Board takes this information into account when evaluating the transaction and in determining whether such transaction was fair to Corvex and in the best interest of all its stockholders.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this joint proxy statement/information statement/prospectus.

The amounts in this subsection are presented in thousands of U.S. dollars except share and per share amounts.

Introduction

The following unaudited pro forma condensed combined balance sheet of the combined company as of September 30, 2025 and the unaudited pro forma condensed combined statements of operations of the combined company for the year ended December 31, 2014 and for the nine months ended September 30, 2025 present the combination of the financial information of Movano and Corvex after giving effect to the Merger, and concurrent financing described in the accompanying notes. Movano and Corvex are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Merger and the Concurrent Financing, are referred to herein as the “combined company.”

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and year ended December 31, 2024 give pro forma effect to the Merger and concurrent financing as if they had occurred on January 1, 2024. The unaudited pro forma condensed combined balance sheet as of September 30, 2025 gives pro forma effect to the Merger and concurrent financing as if they were completed on September 30, 2025

The unaudited pro forma condensed combined consolidated statement of operations and unaudited pro forma condensed consolidated combined balance sheet are derived from and should be read in conjunction with:

•        the historical audited financial statements of Movano as of and for the years ended December 31, 2024 and 2023;

•        the unaudited condensed financial statements of Movano as of September 30, 2025 and for the nine months ended September 30, 2025 and 2024;

•        the historical audited financial statements of Corvex as of September 30, 2025 and for the period from inception (October 21, 2024) through December 31, 2024; and

•        the unaudited condensed financial statements of Corvex as of September 30, 2025 and for the nine months ended September 30, 2025.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited and unaudited historical financial statements of each of Movano and Corvex and the notes thereto, as well as the disclosures contained in the sections titled “Movano’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Corvex’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

We refer to the adjustments related to the Merger as “Merger Adjustments” and the adjustments related to the concurrent financing as “Concurrent Financing Adjustments”. Furthermore, the unaudited pro forma condensed combined consolidated financial information includes preliminary reclassifications to conform the financial statement presentation of Movano to those of Corvex as the “Reclassification Adjustments”.

The unaudited pro forma condensed combined consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” These unaudited pro forma condensed combined consolidated financial statements do not present any estimable synergies, operating efficiencies, tax savings, or cost savings and only present the Merger Adjustments, Concurrent Financing Adjustments and Reclassification Adjustments. These unaudited pro forma condensed combined financial statements have been presented to provide relevant information necessary for an understanding of the Merger discussed above. The unaudited pro forma condensed combined consolidated financial information reflects adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change.

This unaudited pro forma condensed combined financial information is for informational purposes only and does not purport to indicate the financial conditions or results that would have been obtained had the Merger actually been completed on the assumed date or for the periods presented, nor which may be realized or expected in the future. The pro forma the Merger Adjustments, Concurrent Financing Adjustments and Reclassification Adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The unaudited combined pro forma financial statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those illustrated. See “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” below.

Note 1 — Description of the Merger and Concurrent Financing

The Merger

On November 6, 2025, Movano and its wholly owned subsidiary, Merger Sub, entered into the Merger Agreement with Corvex. Pursuant to the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement, Merger Sub will merge with and into Corvex, the separate corporate existence of Merger Sub will cease and Corvex will be the surviving corporation and a direct, wholly owned subsidiary of Movano. Following the closing, Movano will change its name to “Corvex, Inc.” (referred to herein, together with its subsidiaries, as the “combined company”).

At the Effective Time of the Merger:

•        Each outstanding share of Corvex Common Stock (as defined in the Merger Agreement) (other than any shares held as treasury stock that will be cancelled) will be converted into the right to receive (i) 15,127,902 shares of Movano Common Stock (the Exchange Ratio) (as defined in the Merger Agreement), plus (ii) (A) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount (each as defined in the Merger Agreement), and (B) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount (each as defined in the Merger Agreement) plus (iii) any cash paid in lieu of fractional shares;

•        Each outstanding share of Corvex Series Seed Preferred Stock (as defined in the Merger Agreement) (other than any shares held as treasury stock that will be cancelled) will be converted into the right to receive (i) 16,974,236 shares of Movano Common Stock (the Exchange Ratio) (as defined in the Merger Agreement), plus (ii) (A) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount, and (B) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount plus (iii) any cash paid in lieu of fractional shares; Each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the combined company.

•        All Corvex Warrants (as defined in the Merger Agreement) outstanding immediately prior to the Effective Time that are not exercised prior to the Effective Time shall be converted into shares of Corvex Series Seed Preferred Stock immediately prior to and contingent upon the occurrence of the Merger, with the number of shares of Corvex Series Seed Preferred Stock into which the Corvex Warrants are converted calculated pursuant to the terms of such Corvex Warrant;

•        Each Corvex Option (as defined in the Merger Agreement) will be assumed by Movano and converted into an option to purchase, on the same terms and conditions, a number of shares of Movano Common Stock equal to the product of (i) the number of shares of Corvex Common Stock subject to such option, multiplied by (ii) the Exchange Ratio, plus (iii) (A) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount, and (B) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount; provided, however, that the $15 Earnout Per Share Amount and/or the $25 Earnout Per Share Amount shall not be delivered to the holder of any Company Option assumed by Movano until such Company Option assumed by Movano is exercised; provided, further, that such Company Option shall have an exercise price per share of Movano Common Stock equal to (A) the exercise price per share of the Corvex Common Stock subject to such option divided by (B) the Exchange Ratio.

•        Each share of Corvex Common Stock subject to a repurchase option under any applicable restricted stock purchase agreement or other similar agreement with Corvex, as of immediately prior to the Effective Time, shall no longer be subject to any right of repurchase or other such conditions and shall be converted into the right to receive (a) an aggregate number of Movano Common Stock Payment Shares equal to the Exchange Ratio, (b) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount, and (c) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount, in respect of $25 Earnout Shares.

The “Exchange Ratio” will be determined by (i) dividing Movano’s Adjusted Equity Value by $6.25, which is the value of one share of Movano Common Stock, and (ii) further dividing the quotient of the calculation in clause (i) by the aggregate number of shares of Corvex Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held immediately prior to the Effective Time by Corvex as treasury stock) on a fully-diluted basis assuming the exercise of all Participating Company Options, excluding any such shares issuable upon exercise of Out-of-the-Money Options, which will be cancelled at the Effective Time. The “Adjusted Equity Value” will be equal to (a) $250,000,000, less (b) the aggregate amount of Corvex’s outstanding indebtedness at the Effective Time, plus (b) the aggregate exercise price that would be paid in respect of Participating Company Options if all Participating Company Options were exercised in full immediately prior to the Effective Time, plus (c) all cash and cash equivalents of Corvex as of immediately prior to the Effective Time, on or after the date of the Merger Agreement but prior to the Closing in each case on terms and subject to conditions set forth in the Merger Agreement.

As of the date of this filing, the Exchange Ratio was approximately 1.8819.

Planned Wind-Down of PublicCo Operations

Pursuant to the Merger Agreement, Movano expects to wind-down its legacy operations, including the sale of its legacy assets used in the legacy business. Movano will be entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest the legacy assets to one or more third parties in one or a series of transactions prior to or concurrently with the closing of the Merger.

Concurrent Financing

Permitted Concurrent Financing — SAFE Investments

Concurrent with the Merger Agreement, Corvex entered into a series of simple agreements for future equity (“SAFE”) with multiple investors. The SAFEs were issued between October 2025 and November 2025, and Corvex received an aggregate of $37.1 million in cash proceeds upon issuance. Each SAFE contains embedded features that can result in conversion into shares of Corvex’s common stock upon a reverse merger. The number of shares issued to each SAFE Investor upon conversion is based on the each investors purchase amount divided by the Discounted Liquidity Price of $10.51 per share, which is 90% of the Liquidity Price. The Liquidity Price per share is based on the total pro forma equity value of Corvex, divided by the total liquidity capitalization, inclusive of all shares of capital stock issued and outstanding, and issued and outstanding options and promised options, immediately prior to the merger date.

Permitted Bridge Financing — Movano Series A Stock Financing

Concurrent with the Merger Agreement, Movano entered into a Preferred Stock Subscription Agreement (the “Series A Subscription Agreement”), with the investors party thereto (the “Series A Purchasers”), pursuant to which, Movano sold 3,000 shares of Series A Stock to the Series A Purchasers for a purchase price per share equal to $1 thousand and an aggregate purchase price of $3 million (the “Permitted Bridge Financing’).

The Series A Stock will automatically convert into shares of Movano Common Stock upon the Closing, unless earlier converted or redeemed in accordance with the terms of the Certificate of Designations. The number of shares of Movano Common Stock to which a holder of Series A Preferred Stock shall be entitled to receive upon conversion shall be equal to the Stated Value (as defined in the Certificate of Designations) of the Series A Preferred Stock being converted plus accrued and unpaid dividends divided by $5.50 (with any fractional shares being rounded up to the nearest whole share). The terms of the Series A Preferred Stock include a beneficial ownership limitation pursuant to which the Company is not permitted to effect any conversion of Series A Preferred Stock held by a holder to the extent that after giving effect to such issuance the holder and its affiliates would beneficially own in excess of 19.99% of the outstanding shares of Common Stock, unless stockholder approval has been obtained prior thereto as required under the rules and regulations of Nasdaq.

Movano Amendment to Loan Agreement

On November 6, 2025, Movano entered into an amendment (the “Loan Amendment”) to that certain Loan Agreement and Promissory Note with Evie Holdings LLC (“Lender”), dated August 5, 2025 (the “Loan Agreement”). The Loan Amendment provides for an extension of the maturity date of the Loan Agreement to March 31, 2026 in exchange for Movano’s agreeing that upon any sale or other disposition of all or substantially all Movano’s assets prior to closing of the Merger, it will be obligated a commitment by Movano to repay the $1.5 million principal of the Loan Agreement, plus any other outstanding obligations plus a $3.0 million repayment premium (the “Obligations”). The Loan Amendment further provides that if the outstanding obligations under the Loan Agreement are not so satisfied prior to completion of the Merger, Movano’s intellectual property and other assets associated with its business prior to the closing of the Merger will be transferred to Lender in full satisfaction of such obligations.

Movano is obligated to repay the Loan and all other outstanding Obligations equal to the outstanding principal amount of $1.5 million plus accrued and unpaid interest, plus a Premium equal to $3.0 million upon the following:

1.      Repayment Upon Asset Sale.    Prior to the completion of the Merger, Movano shall use reasonable best efforts to sell or otherwise dispose of all or substantially all the assets for net proceeds sufficient to repay the full Obligations, subject to the Lender’s approval.

2.      Repayment Via Asset Transfer.    If the Loan and all other outstanding Obligations are not fully repaid prior to the completion of the Merger, Movano will transfer all of its assets, including cash, inventory, equipment and its legacy IP, to the Lender prior to the consummation of the Merger.

3.      Release:    Immediately upon the earlier of (i) the repayment in fill of the outstanding Obligations and (ii) the Movano Asset’s transfer, the Company shall have no further liability of any kind whatsoever to the Lender under the Loan Agreement.

Note 2 — ChEF Purchase Agreement

On November 6, 2025, Movano entered into a ChEF purchase agreement (the “ChEF Purchase Agreement”) and CHEF registration rights agreement (the “ChEF Registration Rights Agreement”), each with Chardan Capital Markets LLC (“Chardan”) related to a “ChEF,” Chardan’s committed equity facility (the “Equity Facility”).

Pursuant to the ChEF Purchase Agreement, Movano has the right from time to time to sell to Chardan up to the lesser of (i) $1,000,000,000 in aggregate gross purchase price of newly issued shares of Movano’s Common Stock, and (ii) the Exchange Cap, subject to certain conditions and limitations set forth in the ChEF Purchase Agreement. Movano is under no obligation to sell any securities to Chardan under the ChEF Purchase Agreement. Movano expects to use any proceeds under the Equity Facility for general corporate purposes, subject to prior written consent by Corvex prior to the Closing.

The ChEF Purchase Agreement was executed concurrently with the Merger; however, no shares have been issued to Chardan under the Equity Facility.

UNAUDITED CONDENSED COMBINED PRO FORMA
BALANCE SHEET AS OF SEPTEMBER 30, 2025

(Amounts in thousands of U.S. dollars)

	Historical		Pro Forma Adjustments
	Movano Inc.	Corvex, Inc.	Reclassification Adjustments	(Note)	Merger Adjustments	(Note)	Concurrent Financing Adjustments	(Note)	Total Pro Forma Adjustments	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$2,000	$2,675	$—		$(3,110)	(b), (c)	$35,490	(d), (e), (f)	$32,380	$37,055
Payroll tax credit, current portion	52	—	—		—		—		—	52
Vendor deposits	62	—	—		—		—		—	62
Inventory	2,473	—	—		—		—		—	2,473
Account receivable, net	—	205	—		—		—		—	205
Prepaid expenses and other current assets	276	169	—		—		—		—	445
Total current assets	4,863	3,049	—		(3,110)		35,490		32,380	40,292
Property and equipment, net	129	28,162	—		—		—		—	28,291
Right-of-use assets	463	—	4,107	(a)	—		—		4,107	4,570
Operating lease right-of-use assets	—	4,107	(4,107)	(a)	—		—		(4,107)	—
Deferred tax asset	—	933	—		—		—		—	933
Other assets	102	—	—		—		—		—	102
Total assets	$5,557	$36,251	$—		$(3,110)		$35,490		$32,380	$74,188

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,872	$420	$—		$—		$—		$—	$3,292
Accrued liabilities	—	366	—		1,196	(c)	—		1,196	1,562
Deferred revenue	8	41	—		—		—		—	49
Bridge loan (related party)	2,965	—	—		—		(2,965)	(e)	(2,965)	—
Operating lease liabilities, current	—	1,522	228	(a)	—		—		228	1,750
Finance lease liabilities, current	—	3,636	19	(a)	—		—		19	3,655
Other current liabilities	1,081	—	(247)	(a)	—		33	(e), (f)	(214)	867
Total current liabilities	6,926	5,985	—		1,196		(2,932)		(1,736)	11,175
Noncurrent liabilities:
Operating lease liabilities, non-current	—	2,503	329	(a)	—		—		329	2,832
Finance lease liabilities, non-current	—	8,056	3	(a)	—		—		3	8,059
Warrant liabilities	—	4,054	—		(4,054)	(h)	—		(4,054)	—
Other noncurrent liabilities	332	—	(332)	(a)	—		—		(332)	—
Total noncurrent liabilities	332	14,613	—		(4,054)		—		(4,054)	10,891
Total liabilities	7,258	20,598	—		(2,858)		(2,932)		(5,790)	22,066

Convertible preferred stock	—	18,450	—		(18,450)	(i)	—		(18,450)	—

Stockholders’ equity (deficit):
Preferred Stock	—	—	—		—		—		—	—
Common Stock	10	—	—		5	(g), (h), (i)	—	(d), (f)	5	15
Additional paid-in capital	158,828	5,354	—		(140,400)	(b), (g), (h), (i), (j)	44,080	(d), (f)	(96,320)	67,862
Accumulated deficit	(160,539)	(8,151)	—		158,593	(c), (g), (j)	(5,658)	(d), (e)	152,935	(15,755)
Total stockholders’ equity (deficit)	(1,701)	(2,797)	—		18,198		38,422		56,620	52,122
Total liabilities and stockholders’ equity (deficit)	$5,557	$36,251	—		$(3,110)		$35,490		$32,380	$74,188

UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Amounts in thousands of U.S. dollars, except share and per share data)

	Historical		Total Pro Forma Adjustments
	Movano Inc.	Corvex, Inc.	Reclassification Adjustments	(Note)	Merger Adjustments	(Note)	Concurrent Financing Adjustments	(Note)	Total Pro Forma Adjustments	Pro Forma Combined
Revenue	$389	$4,802	$—		$—		$—		$—	$5,191

COSTS AND EXPENSES:
Cost of revenue	1,284	1,255	—		—		—		—	2,539
Technology and infrastructure	—	4,769	—		—		—		—	4,769
Research and development	4,950	—	—		—		—		—	4,950
Sales and marketing	—	642	1,212	(k)	—		—		1,212	1,854
General and administrative	—	2,402	4,032	(k)	540	(m)	—		4,572	6,974
Sales, general and administrative	5,244	—	(5,244)	(k)	—		—		(5,244)	—
Total costs and expenses	11,478	9,068	—		540		—		540	21,086

Loss from operations	(11,089)	(4,266)	—		(540)		—		(540)	(15,895)

Other income (expense), net:
Interest expense (related party)	(1,503)	—	—		—		1,503	(n)	1,503	—
Debt Extinguishment (related party)	—	—	—		—		—		—	—
Loss (gain) change in warrant liability fair value	—	(524)	—		524	(l)	—		524	—
Interest and other income, net	160	71	—		—		—		—	231
Other income (expense), net	(1,343)	(453)	—		524		1,503		2,027	231

Benefit from income taxes	—	879	—		—		—		—	879

Net loss and total comprehensive loss	$(12,432)	$(3,840)	$—		$(16)		$1,503		$1,487	$(14,785)

Net loss per share, basic and diluted	$(15.91)	$(1.27)								$(0.32)

Weighted average shares used in computing net loss per share, basic and diluted	781,461	4,075,047								46,425,243

UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

(Amounts in thousands of U.S. dollars, except share and per share data)

	Historical		Pro Forma Adjustments
	Movano Inc.	Corvex, Inc.	Reclassification Adjustments		(Note)	Merger Adjustments		(Note)		Concurrent Financing Adjustments		(Note)	Total Pro Forma Adjustments	Pro Forma Combined
Revenue	$1,013	$—		$—			$—				$—		$—	$1,013

OPERATING EXPENSES:
Cost of revenue	3,007	—		—			—				—		—	3,007
Technology and infrastructure	—	122		—			2,002	(q)			—		2,002	2,124
Research and development	11,195	—		—			—				—		—	11,195
Sales and marketing	—	13		2,934	(o)		—				—		2,934	2,947
General and administrative	—	4,276		8,099	(o)		3,463	(p	), (q), (r)		—		11,562	15,838
Sales, general and administrative	11,033	—		(11,033)	(o)		—				—		(11,033)	—
Total operating expenses	25,235	4,411		—			5,465				—		5,465	35,111

Loss from operations	(24,222)	(4,411)		—			(5,465)				—		(5,465)	(34,098)

Other income (expense), net:
Interest and other income, net	495	46		—			—				—		—	541
Other income (expense), net	495	46		—			—				—		—	541

Benefit from income taxes	—	54		—			—				—		—	54

Net loss and total comprehensive loss	$(23,727)	$(4,311)		$—			$(5,465)				$—		$(5,465)	$(33,503)

Net loss per share, basic and diluted	$(39.39)	$(1.59)	$			$				$			$—	$(0.72)

Weighted average shares used in computing net loss per share, basic and diluted	602,333	2,839,437											—	46,425,243

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 3 — Basis of Presentation

The pro forma adjustments have been prepared as if the Merger had been consummated on September 30, 2025 in the case of the unaudited pro forma condensed combined balance sheet and on January 1, 2024, the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with U.S. GAAP.

The Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Movano will be treated as the acquired company and Corvex will be treated as the acquirer for financial statement reporting purposes. Corvex has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

(i)     Corvex’s equity holders will own a substantial majority of the voting rights in the combined company;

(ii)    Corvex will designate a majority (five of six) of the initial members of the board of directors of the combined company;

(iii)   Corvex’s senior management will hold a majority of the key positions in senior management of the combined company; and

(iv)   The operations of the combined company will reflect a continuation of Corvex’s operations prior to the Merger.

Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the financial statements of Corvex with the acquisition being treated as the equivalent of the Corvex issuing stock for the net assets of Movano, accompanied by a recapitalization. The net assets of Movano will be stated at historical cost, with no goodwill or other intangible assets recorded.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the consummation are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the combined company’s additional paid-in capital and are assumed to be cash settled, with the exception of certain fees paid in shares to Movano’s financial adviser in exchange for services provided in connection with the Merger. The equity fees paid in shares upon the close of the transaction are determined based on two percent of the total transaction value, based on the aggregate Corvex equity value of $291.2 million, divided by the discounted SAFE liquidity price of $10.51 per share. The total equity fees amount to $5.8 million, based on the issuance of 554 thousand shares.

The ChEF Purchase Agreement. Per the ChEF Purchase Agreement, Movano has the right from time to time to sell to Chardan up to the lesser of $1,000,000,000 in aggregate gross purchase price of newly issued shares of Movano’s Common Stock, and (ii) the Exchange Cap, representing 19.99% of the voting power or number of shares of Common Stock issued and outstanding immediately prior to the execution of this Agreement. Movano is under no obligation to sell any securities to Chardan under the ChEF Purchase Agreement. While the Series A Subscription Agreement and Corvex Concurrent Financing closed prior to the Merger, the shares purchases were included in the pro forma balances. As no shares associated to the ChEF Purchase Agreement have been issued, no pro forma adjustments have been made because such amounts were not deemed factually supportable.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments. The combined company’s management believes this unaudited pro forma condensed combined financial information to not be meaningful given the combined company incurred significant losses during the historical periods presented.

Planned Wind-Down of Movano Operations and Movano Second Amendment to Loan Agreement

As of the date of this unaudited pro forma condensed combined financial information, Movano’s management has evaluated the Company’s operations in connection with the expected Merger, the planned wind-down of operations, and the repayment of Obligations under the Loan Agreement. Movano’s Management and Board of Directors have concluded that Movano has not entered into any agreement to sell or otherwise dispose of its assets, nor has it approved or committed to any plan that would meet the criteria for discontinued operations under ASC 205-20, Presentation of Financial Statements — Discontinued Operations, or for classification of long-lived assets as held for sale under ASC 360-10, Property, Plant, and Equipment — Overall.

Accordingly, no adjustments have been reflected in the unaudited pro forma condensed combined financial information to give effect to the wind-down Movano’s operations and disposition of its legacy assets. The historical operating results and financial position of Movano continue to be included in the unaudited pro forma condensed combined financial information presented herein as if such operations were expected to continue. Should Movano’s Board of Directors approve a definitive plan to wind down, dispose of, or otherwise discontinue its operations in the future, the Company will evaluate the accounting and disclosure requirements at that time, including whether the criteria for held-for-sale classification or discontinued operations presentation have been met.

The unaudited pro forma condensed combined financial information contained in this filing does not reflect the impact of any potential wind-down activities because such activities are not directly attributable to the Transaction, are dependent on future events that are not certain to occur and are not factually supportable for purposes of Regulation S-X Article 11.

The pro forma condensed combined financial information does reflect the repayment of the Obligations under the Loan Agreement of at the effective time of the Merger, being factually supportable for purposes of Regulation S-X Article 11.

If, at the effective time of the Merger, Movano does not have sufficient cash to repay the outstanding obligations under the Loan Agreement, such obligations will be satisfied through the sale or transfer of Movano assets. Management’s most probable outcome at the date of this pro forma condensed combined financial information is that Movano will be able to repay the outstanding obligations under the Loan Agreement in cash, using proceeds from the sale of inventory, existing cash and cash equivalents, and the Movano Series A Stock Financing.The legal form of Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. However, if the Company does not wind down its legacy operations, including the sale of legacy assets utilized in the legacy business, such circumstances may change the accounting conclusion under U.S. GAAP and may result in the Merger being accounted for as a reverse business combination or reverse asset acquisition.

The combined company management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined statements of operations are not necessarily indicative of what the actual results of operations would have been had the Merger taken place on the date indicated, nor are they indicative of the future consolidated results of operations of the combined company. They should be read in conjunction with the historical consolidated financial statements and notes thereto of Corvex and Movano.

The unaudited pro forma condensed combined financial information contained herein assumes that the Movano stockholders approve the Merger.

Note 4 — Earnout Shares

The Merger Agreement includes an earnout provision whereby additional shares of Movano Common Stock will be issued to Corvex shareholders upon the combined entities’ (the surviving post-merger company) meeting of specified volume-weighted average price (“VWAP”) targets during the earnout period that commences on the date of the agreement. The earnout provision per the merger agreement identified two tranches of eligible shares: the $15 Earnout Shares (the “$15 Earnout Shares”) and the $25 Earnout Shares (the “$25 Earnout Shares”).

The $15 Earnout Shares per the merger agreement identified an aggregate of 5,000,000 common shares as eligible for the $15 Earnout Shares tranche of the earnout. If, at any point during the five-year period (the “$15 Earnout Period”) subsequent to the merger agreement, the VWAP of the surviving entity’s shares equals or exceeds $15 for any 20 out of 30 consecutive trading days, the Company shall issue 5,000,000 shares of its common stock to the shareholders of Corvex. The number of shares issued shall be adjusted for any stock split, subdivision, or exchange of shares that occurs during the period. This target can only be achieved once during the period.

The $25 Earnout Shares the merger agreement identified an aggregate of 5,000,000 common shares as eligible for the $25 tranche of the earnout. If, at any point during the seven-year period (the “$25 Earnout Period”) subsequent to the merger agreement, the VWAP of the surviving entity’s shares equals or exceeds $25 for any 20 out of 30 consecutive trading days, the Company shall issue 5,000,000 shares of its common stock to the shareholders of Corvex. The number of shares issued shall be adjusted for any stock split, subdivision, or exchange of shares that occurs during the period. This target can only be achieved once during the period.

The Earnout Shares were evaluated under ASC Topic 480, Distinguishing Liabilities from Equity, to determine if the earnout award agreements should be classified as a liability. As part of that analysis, it was determined that the earnout shares are freestanding and not liability classified. It was next evaluated whether the earnout shares represented a derivative instrument pursuant to ASC Topic 815, Derivatives and Hedging. Paragraph ASC 815-10-15-74(a) states that a reporting entity shall not consider contracts that are both (a) indexed to an entity’s own stock and (b) classified in stockholders’ equity in its statement of financial position to be derivative instruments. In order to conclude that the earnout shares meet this scope exception and whether they should be accounted for as equity under ASC 815-40, it was evaluated whether the earnout shares meet both of these requirements. The earnout shares qualify to be classified within equity and the accounting for the earnout shares is a reclassification within additional paid-in capital. As such, no pro forma adjustment is recorded associated with the Earnout Shares.

Note 5 — Accounting Policies

Upon completion of the Merger, management will perform a comprehensive review of Movano’s and Corvex’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the companies which, when conformed, could have a material impact on the combined financial statements. Based on its initial analysis, management has not identified any material differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information.

Note 6 — Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Merger, assuming the shares were outstanding since January 1, 2024. As the Merger is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Merger has been outstanding for the entire period presented.

Following the Closing, the holders of Corvex Common Stock will have the right to receive up to 10,000,000 Earnout Shares, issuable upon the achievement of certain stock price hurdles described above in Note 3. As the Earnout Shares are contingently issuable based upon the share price of combined company reaching specified market thresholds that have not been achieved, the Earnout Shares have been excluded from basic and diluted pro forma net loss per share.

Corvex Stock options are excluded from basic and diluted pro forma net loss per share as its effect is anti-dilutive.

The unaudited pro forma condensed combined financial information has been prepared based on the following pro forma weighted average shares outstanding:

(Amounts in thousands of U.S. dollars, except share and per share data)	For nine months ended September 30, 2025	For twelve months ended December 31, 2024
Pro forma loss attributed to common stockholders	$(14,785)	$(33,503)
Weighted average shares outstanding – basic and diluted	46,425,243	46,425,243
Net loss per share – basic and diluted	$(0.32)	$(0.72)

A 10% increase or decrease in the Exchange Ratio would result in, $0.03 increase and a $0.03 decrease in the pro forma net loss per share for the nine months ended September 30, 2025; and $0.07 increase and a $0.07 decrease in the pro forma net loss per share for the nine months ended December 31, 2024.

The following potential outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which are not satisfied as of the period end for pro forma presentation purposes.

	September 30, 2025	December 31, 2024
Corvex Earnout Shares	10,000,000	10,000,000
Corvex Stock Options	2,316,923	2,316,923
Movano Warrant	406,646	406,646
Total	12,723,569	12,723,569

The number of shares is based on the maximum number of shares issuable on exercise or conversion of the related securities. Such amounts have not been adjusted for the treasury stock method or weighted average outstanding calculations as required if the securities were dilutive.

Note 7 — Unaudited pro forma condensed combined balance sheet as of September 30, 2025

(a)     Represents the reclassification of the right-of-use assets and corresponding lease liabilities of Movano and Corvex to conform the presentation to Corvex’s balance sheet classification.

(b)    Reflects the adjustment of Corvex direct, incremental transaction costs and payment estimation of $2,727 prior to, or concurrent with the Effective Time of Transaction related to legal, banking and accounting advisory fees, charge to additional paid-in capital.

(c)     Reflects the adjustment of Movano direct, incremental transaction costs of $1,579 prior to, or concurrent with the Effective Time of Transaction related to legal and accounting advisory fees, recognizing the cash payment of $383, $1,196 to accrued liabilities and $1,579 to accumulated deficit.

(d)    Reflects the proceeds of $37,107 received by Corvex from the issuance of SAFEs in October 2025 and November 2025 in concurrently with the Merger Agreement.. Upon closing, the SAFEs is automatically convert into 6,453,304 shares of Movano Common Stock at the Exchange Ratio, recording $41,230 in additional paid-in capital to reflect the fair value of the awards (issued at a 90% discount) and $4,123 in accumulated deficit for the difference between the fair value of Movano Common Stock issued and the proceeds received from SAFEs.

(e)     Represents the repayment in cash of the existing Movano bridge loan of $4,617, with an outstanding principal balance of 2,965 classified as bridge loan (related party); accrued liabilities of $117 classified as other current liabilities and the remaining amortization of the debt discount of $1,535 classified as accumulated deficit prior to consummation of the Merger. The repayment assumes that Movano has sufficient cash to repay the loan without transferring its assets to the bridge loan lender.

(f)     Reflects the issuance and conversion of Movano Series A preferred stock into Movano Common Stock of 545,455 shares at the exchange rate with proceeds received of $3,000. In addition, issuance costs recognized as a credit to other liability for $150 with a debit to in additional paid-in capital as it is to be determined whether the costs will be satisfied with stock or cash.

(g)    Reflects the acceleration of unvested founders shares of Corvex and conversion into 8,141,052 shares of Movano Common Stock at the exchange ratio, of $3,841 in additional paid-in capital and accumulated deficit and common stock at par value.

(h)    Reflects the conversion of Corvex warrants into 4,711,375 shares of common stock of Movano at the exchange rate and the related reclassification of warrant liabilities of $4,054 to Movano additional paid-in capital and Common Stock at par value.

(i)     Reflects the conversion of convertible preferred stock of Corvex into 16,974,236 shares of Movano Common Stock as additional paid-in capital and common stock at par value.

(j)     Elimination of $163,653 of historical accumulated deficit of Movano.

The following table represents pro forma cash and cash equivalents adjustments:

	Cash and cash equivalents	(Note)
Payment for incremental transaction costs – Corvex	$(2,727)	(b)
Payment for incremental transaction cost – Movano	(383)	(c)
Proceeds received from issuance of SAFE financing	37,107	(d)
Payments related to the extinguishment of Movano bridge loan	(4,617)	(e)
Proceeds received from the issuance of Movano Series A preferred stock	3,000	(f)
Total Transaction Adjustments	$32,380

The following table represents pro forma additional-paid in capital adjustments:

	Additional paid-in capital	(Note)
Reduction in additional paid-in capital related to incremental transaction costs – Corvex	$(2,727)	(b)
SAFE Conversion into Movano Common Stock	41,230	(d)
Conversion of Movano Series A preferred stock to Movano Common Stock	2,850	(f)
Acceleration of unvested founder shares of Corvex into Movano Common Stock	3,481	(g)
Conversion of Corvex seed warrants into Movano common stock	4,054	(h)
Conversion convertible preferred stock of Corvex into Movano Common Stock	18,445	(i)
Elimination of Movano’s historical accumulated deficit	(163,653)	(j)
Total Transaction Adjustments	$(96,320)

The following table represents pro forma accumulated deficit adjustments:

	Accumulated Deficit	(Note)
Reduction related to incremental transaction costs – Movano	(1,579)	(c)
Difference between fair value of Movano Common Stock shares issued and proceeds received from SAFEs	(4,123)	(d)
Extinguishment of Movano bridge loan	(1,535)	(e)
Record nonrecurring catch-up expense for Corvex founders’ shares	(3,481)	(g)
Elimination of Movano’s historical accumulated deficit	163,653	(j)
Total Transaction Adjustments	$152,935

Note 7 — Unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2025

(k)    Represents the reclassification of Movano sales, general and administrative to sales and marketing and general and administrative.

(l)     Upon the Merger, all outstanding Corvex warrants convert into common stock. For pro forma purposes, the Company records a reversal of the loss of the warrant liability in loss (gain) change in warrant liability fair value.

(m)   Represents stock-based compensation expense of $540 included in general and administrative related to the incremental expense associated with the recognition of Earnout Shares to Corvex option holders. The earnout awards contain a market and a service condition, each of which are required to be met for vesting to occur. As such, the Company is recognizes the fair value of the earnout tranches over their derived service periods.

(n)    Represents elimination of interest expense and det issuance cost of the Loan Agreement of $1,503.

Note 7 — Unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024

(o)    Represents the reclassification of Movano sales, general and administrative to sales and marketing and general and administrative.

(p)    Reflects the adjustment of Movano direct, incremental transaction costs of $1,579 in general and administrative.

(q)    Upon the Merger, the Founders Shares repurchase option will lapse entirely. All outstanding shares will immediately vest. As such, this adjustment of $3,481 represents the acceleration of vesting and recognition of unrecognized compensation expense of modified Founders Shares. Of the $3,481, $1,480 is related to general and administrative and $2,001 is related to technology and infrastructure.

(r)     Represents stock-based compensation expense of $405 included in general and administrative related to the incremental expense associated with the recognition of Earnout Shares to Corvex option holders. The earnout awards contain a market and a service condition, each of which are required to be met for vesting to occur. As such, the Company is recognizing the fair value of the earnout tranches over their derived service periods.

DESCRIPTION OF MOVANO CAPITAL STOCK

The following is a brief description of Movano’s capital stock. This summary is based on the provisions of Movano’s Third Amended and Restated Certificate of Incorporation, as amended, and Movano’s Amended and Restated Bylaws, as amended, and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). This information may not be complete in all respects and is qualified entirely by reference to the provisions of the Certificate of Incorporation and our Bylaws and the DGCL. For information on how to obtain copies of our Certificate of Incorporation and Bylaws, see the discussion below under the heading “Where You Can Find More Information.”

Authorized Capital Stock

As of the date of this prospectus, Movano’s authorized capital stock consists of: 505,000,000 shares of capital stock authorized under our Certificate of Incorporation, consisting of 500,000,000 shares of common stock with a par value of $0.0001 per share and 5,000,000 shares of preferred stock with a par value of $0.0001 per share. As of December 5, 2025, we had (i) 869,276 shares of common stock outstanding held of record by 43 stockholders and 3,000 shares of Series A Preferred Stock outstanding held of record by two stockholders.

Our authorized but unissued shares of common and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Common Stock

Holders of Movano common stock are entitled to such dividends as may be declared by the Movano Board out of funds legally available for such purpose. The shares of common stock are neither redeemable nor convertible. Holders of common stock have no preemptive or subscription rights to purchase any of our securities.

Each holder of Movano common stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of Movano common stock is entitled to cumulate votes in voting for directors.

In the event of our liquidation, dissolution or winding up, the holders of Movano common stock are entitled to receive pro rata Movano’s assets, which are legally available for distribution, after payments of all debts and other liabilities. All of the outstanding shares of Movano common stock are fully paid and non-assessable. The shares of Movano common stock offered by this proxy statement/prospectus will also be fully paid and non-assessable.

Preferred Stock

Movano’s certificate of incorporation authorizes the Movano Board to provide for the issuance from time to time, without further action by the stockholders, up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, rights, preferences, qualifications, limitations and restrictions thereof. These designations, powers, rights and preferences could include voting rights, dividend rights, dissolution rights, conversion rights, exchange rights, redemption rights, liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of Movano common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing changes in control or other corporate action. We have no present plan to issue any shares of preferred stock.

Series A Preferred Stock

In November 2025, Movano filed a Certificate of Designations (the “Certificate of Designations”) with the Secretary of State of the State of Delaware establishing the voting rights, powers, preferences and privileges, and the relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, with respect to our Series A Preferred Stock as summarized below:

Ranking.    The Series A Preferred Stock ranks senior to the shares of Movano common stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Movano.

Voting.    The holders of Series A Preferred Stock vote with holders of the Movano common stock, and with any other shares of preferred stock that vote with the Movano common stock, with each holder being entitled to a number of votes equal to the number of shares of Movano common stock to which such holder would be entitled upon the conversion of its Series A Preferred Stock after giving full effect to the beneficial ownership limitations set forth in the Certificate of Designations. Holders of Series A Preferred Stock are not permitted to have fractional votes and any fractional voting right is rounded up to the nearest whole number. For so long as any shares of Series A Preferred Stock are outstanding, Movano cannot, without the vote or consent of the holders of at least a majority in voting power of the then outstanding shares of Series A Preferred Stock, voting separately as a single class, amend, alter, or repeal any provision of its certificate of incorporation if such amendment, alteration, or repeal would alter or change the powers, preferences or relative, participating, optional, special, or other rights of the Series A Preferred Stock or the qualifications, limitations, or restrictions of the Series A Preferred Stock so as to affect them adversely.

Dividend Rights.    The holders of Series A Preferred Stock are entitled to receive dividends at an annual rate equal to 8.0% of the original issuance price of $1,000 per share for each of the then outstanding shares of Series A Preferred Stock, calculated on the basis of a 360-day year consisting of twelve 30-day months, compounding annually. Such dividends shall begin to accrue and shall accumulate (to the extent not otherwise declared and paid as set forth above) on each share of Series A Preferred Stock, from the date of issuance, whether or not declared. So long as any shares of Series A Preferred Stock are outstanding, no dividends shall be paid or declared and set apart for payment upon the Movano common stock.

Conversion.    The Series A Preferred Stock are convertible at any time at the option of the holders into shares of Movano common stock. The number of shares of Movano common stock to which a holder of Series A Preferred Stock shall be entitled to receive upon conversion shall be equal to the Stated Value (as defined in the Certificate of Designations) of the Series A Preferred Stock being converted plus accrued and unpaid dividends divided by $5.50 (with any fractional shares being rounded up to the nearest whole share), subject to certain anti-dilution adjustments, as set forth in the Certificate of Designations. The Series A Preferred Stock will automatically convert into shares of Movano common stock at the effective time of the merger.

Anti-Takeover Effects of Provisions of Movano Charter Documents and Delaware Law

Movano’s Third Amended and Restated Certificate of Incorporation, as amended, and Movano’s Amended and Restated Bylaws, as amended, and the applicable provisions of the DGCL. This summary does not purport to be complete and is qualified in its entirety by reference to the DGCL and the Movano certificate of Incorporation and bylaws.

Movano is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•        prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•        any merger or consolidation involving the corporation and the interested stockholder;

•        any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•        subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•        subject to limited exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•        the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Movano Certificate of Incorporation and Movano Bylaws

Movano Governing Documents.    Movano’s governing documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by Movano stockholders. Certain of these provisions are summarized in the following paragraphs.

Effects of authorized but unissued common stock.    One of the effects of the existence of authorized but unissued common stock may be to enable the Movano Board to make more difficult or to discourage an attempt to obtain control of Movano by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the Movano Board were to determine that a takeover proposal was not in the company’s best interest, such shares could be issued by the Movano Board without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Undesignated Preferred Stock.    The Movano Board has the ability to issue preferred stock with voting or other rights, preferences and privileges that could have the effect of deterring hostile takeovers or delaying changes in control of the company or management.

Cumulative Voting.    Movano’s certificate of incorporation does not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors.

Classified Board of Directors.    Movano’s certificate of incorporation and bylaws provide that the Movano Board is divided into three classes, with members of each class serving staggered three-year terms. Movano’s classified board of directors could have the effect of delaying or discouraging an acquisition of the company or a change in management.

Vacancies.    Movano’s certificate of incorporation provides that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Actions at Meetings of Stockholders; Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals.    Movano’s certificate of incorporation and bylaws require that any action required or permitted to be taken by the Movano stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. Movano’s certificate of incorporation and bylaws also provide that special meetings of stockholders may be called from time to time only by a majority of the Movano Board, its president, chief executive officer or the chairman of the Movano Board for the purpose specified in the notice of meeting. In addition, the bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the Movano Board or by a stockholder who gives written notice to Movano not less than 90 days, nor more than 120 days, prior to the first anniversary of the preceding year’s annual meeting, subject to certain exceptions. Such stockholder’s notice must set forth certain information required by the bylaws. These provisions may have the effect of deterring unsolicited offers to acquire the company or delaying stockholder actions, even if they are favored by the holders of a majority of the outstanding voting securities.

Supermajority Voting for Amendments to Movano’s Governing Documents.    Amendments to certain provisions Movano’s certificate of incorporation relating to the Movano Board, actions of stockholders, director liability, choice of forum and amendments to the certificate of incorporation will require the affirmative vote of at least 66 2/3% of the voting power of all shares of Movano capital stock then outstanding. Movano’s certificate of incorporation provides that the Movano Board is expressly authorized to adopt, amend or repeal the bylaws and that Movano’s stockholders may amend the bylaws only with the approval of at least 66 2/3% of the voting power of all shares of Movano’s capital stock then outstanding.

Choice of Forum.    Movano’s certificate of incorporation provides that, subject to certain exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for any claim, including any derivative claim, (i) that is based upon a violation of a duty by a current or former director or officer or stockholder in such capacity or (ii) as to which the Delaware General Corporation Law, or any other provision of Title 8 of the Delaware Code, confers jurisdiction upon the Court of Chancery. Additionally, the certificate of incorporation provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.

Nasdaq Capital Market Listing

Movano common stock is current listed on the Nasdaq Capital Market under the symbol “MOVE.”

Transfer Agent and Registrar

The transfer agent and registrar for Movano common stock is Pacific Stock Transfer Company. The transfer agent and registrar’s address is 6725 Via Austi Parkway, Suite 300, Las Vegas, Nevada 89119.

SECURITIES ACT RESTRICTIONS ON RESALE OF MOVANO COMMON STOCK

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Movano common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Movano at the time of, or at any time during the three months preceding, a sale and (ii) Movano is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as Movano was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Movano common stock for at least six months but who are affiliates of Movano at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of Movano common stock then outstanding; or

•        the average weekly reported trading volume of Movano common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of Movano under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Movano.

COMPARISON OF RIGHTS OF HOLDERS OF MOVANO STOCK AND CORVEX STOCK

Both Movano and Corvex are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each of Movano and Corvex are currently, and will continue to be, governed by the DGCL. If the merger is completed, Corvex stockholders will become stockholders of Movano, and their rights will be governed by the DGCL, the Movano certificate of incorporation and Movano bylaws, each as amended and restated in connection with the merger.

The table below summarizes the material differences between the current rights of Corvex stockholders under the Corvex certificate of incorporation and Corvex bylaws and the rights of Movano stockholders under the Movano certificate of incorporation and Movano bylaws, as applicable.

While Movano and Corvex believe that the summary table covers the material differences between the rights of the respective Movano and Corvex stockholders prior to the merger and the rights of the stockholders of the combined company following the merger, these summary tables may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Movano or Corvex before the merger and being a stockholder of the combined company after the merger. Movano has filed copies of the Movano certificate of incorporation and Movano bylaws as exhibits to the registration statement of which this proxy statement/prospectus forms a part. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Provision	Corvex	Movano
Number of Directors	The Corvex bylaws currently provide that the number of directors of the corporation will be fixed by the board of directors from time to time.	The Movano certificate of incorporation provides that the Movano Board shall consist of a number of directors to be fixed from time to time by the majority of directors.
Classification of Directors

Any time that at least 856,800 shares of preferred stock are outstanding, preferred stockholders are entitled, voting as a separate class, to elect one director, with all other directors elected by all stockholders of the corporation (including preferred stockholders) voting as a single class.

Except as described above, neither the Corvex certificate of incorporation nor the Corvex bylaws provide that the Corvex Board will be divided into classes. Directors will be elected at each annual meeting to serve until such director’s successor is duly elected or until such director’s death, removal or resignation.

The Movano certificate of incorporation provides that the Movano Board shall be divided into three classes. Each director will hold office until the next annual meeting of stockholders at which his or her class stands for election or until such director’s earlier resignation, removal from office, death or incapacity.

Stockholder Nominations and Proposals

The Corvex bylaws require that any stockholder proposals or director nominations be submitted with timely notice and constitute proper stockholder business under the DGCL. A stockholder must, in the case of a stockholder proposal, deliver a proxy statement and form of proxy to holders of at least the percentage of voting shares required to approve such proposal, or, in the case of a nomination, to holders of the percentage sufficient to elect the nominee.

The Movano bylaws provide that in order for a stockholder to make a director nomination or propose business at (a) an annual meeting of stockholders, the stockholder must give written notice to Movano’s secretary no later than the close of business 90 days, and no earlier than 120 days, from the first anniversary of the prior year’s annual meeting, except that if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary, written notice must be

Provision	Corvex	Movano

To be timely, notice must be delivered to the corporation not earlier than 120 days and not later than 90 days prior to the anniversary of the preceding year’s annual meeting. If the meeting date is advanced or delayed by more than 30 days, notice must be delivered not earlier than 120 days prior to the meeting and not later than the later of 90 days prior to the meeting or 10 days following public announcement of the meeting date.

given no later than the close of business 90 days before such annual meeting or 10 days after the public announcement of the date of such meeting, whichever is later); and (b) a special meeting of stockholders, the stockholder must give written notice to Movano’s secretary no earlier than the close of business 120 days prior to such special meeting and no later than the close of business 90 days prior to such special meeting or 10 days following the day after the public announcement of the date of such special meeting, whichever is later.

Quorum	The Corvex bylaws provide that a majority of the capital stock issued and outstanding and entitled to vote at a meeting of stockholders will constitute a quorum.

The Movano bylaws provide that at each meeting of stockholders the presence in person or by proxy of the holders of not less than one-third in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum, except as otherwise provided by statute or by the Movano certificate of incorporation.

Removal of Directors	The Corvex bylaws provide that directors may be removed with or without cause by holders of a majority of the voting power entitled to vote generally in the election of directors.	Neither the Movano certificate of incorporation nor the Movano bylaws provide for procedures with respect to removal of directors.
Special Meeting of the Stockholders

The Corvex bylaws provide that a special meeting of stockholders may be called by the chair of the board of directors, the chief executive officer, the board of directors, or the holders of not less than 20% of the outstanding voting power of the corporation.

The Movano bylaws provide that a special meeting of stockholders may be called by (i) the Movano Board pursuant to a resolution adopted by a majority of the Movano Board, (ii) the chair of the Movano Board, (iii) the chief executive officer, or (iv) the president.

Stockholder Agreements

Corvex is party to an Investors’ Rights Agreement (“IRA”), Voting Agreement (the “Voting Agreement”), and Right of First Refusal and Co Sale Agreement (“ROFR Agreement”, and together with the IRA and the Voting Agreement, the “Stockholder Agreements”) with each of the purchasers of its series seed preferred stock.

•   The IRA includes customary information and inspection rights investors and rights of first offer on subsequent equity financings to certain major investors, as well as post-IPO lock-up restrictions and covenants regarding future registration rights.

The Movano stockholder support agreements provide that the officers, directors and certain stockholders of Movano (solely in their capacity as stockholders of Movano) agree to vote all of their shares of Movano capital stock in favor of the issuance of the shares of Movano common stock to the stockholders of Corvex pursuant to the terms of the Merger Agreement.

Provision	Corvex	Movano

•   The ROFR Agreement provides that transfers by key holders are subject to a right of first refusal by the company as well as a right of co-sale by investors to participate in such transfer on the same terms on a pro rata basis, subject to certain customary exemptions including estate planning transfers.

•   The Voting Agreement provides that PV Klustr, LLC shall possess the right to designate one preferred director, that certain key holders will have the right to designate two directors, and that the stockholder of Corvex agree to vote their respective stock to effect such director designations. The Voting Agreement also contains drag along rights whereby if the requisite investor and board majorities agree to a sale of Corvex, all stockholders agree to support and not oppose such transaction and participate pro rata in such sale.

The Stockholder Agreements will terminate upon the closing of the merger.

Stockholder Action by Written Consent

The Corvex bylaws provide that, subject to the certificate of incorporation (which contains no restrictions on stockholder action by written consent), any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock of Corvex having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

The Movano bylaws prohibit stockholder action by written consent.
Approval of Certain Transactions

Corvex’s charter and bylaws require majority stockholder approval for: (i) adoption, amendment or repeal of the bylaws; (ii) increases or decreases to the authorized shares of Corvex’s common stock; and (iii) waiver or amendment of the right of first refusal on stock transfers.

Separately, the charter requires approval by the “Requisite Holders” of preferred stock, including (i) a majority of the outstanding preferred stock, voting together as a single class on an as-converted basis, and (ii) a majority of the Preferred issued to PV Klustr, LLC at the initial closing, for,

Other than as provided for under the DGCL or under the rules of Nasdaq, neither the Movano certificate of incorporation nor the Movano bylaws expressly provide for stockholder approval of similar transactions.

Provision	Corvex	Movano

among other actions: liquidations; mergers or re-domestications; charter/bylaw amendments adverse to the preferred stock; changing the authorized shares of any class/series; certain dividends, redemptions and repurchases; adopting or increasing equity plans; specified indebtedness or guarantees; changes to board size or voting; and certain stockholder contracts or transactions.

Forum Selection

The Corvex certificate of incorporation designates the Delaware Court of Chancery as the exclusive forum for governance disputes and disputes arising under the Delaware General Corporation Law or Corvex’s certificate of incorporation or bylaws; provided that if the Court of Chancery lacks jurisdiction, any Delaware state or federal court may hear such claims. In addition, the Corvex certificate of incorporation provides that the federal district courts are the exclusive forum for Securities Act of 1933 claims to the fullest extent permitted by law.

The Movano certificate of incorporation designates that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivate action, any claim asserting a breach of fiduciary duties, any claim against Movano arising pursuant to any provision of the DGCL, the Movano certificate of incorporation or Movano bylaws or any action asserting a claim against Movano governed by the internal affairs doctrine.

Amendments to Certificate of Incorporation or Bylaws

The Corvex certificate of incorporation may be amended by the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares of capital stock of Corvex, and the Corvex bylaws may be amended by stockholders holding the majority of voting power entitled to vote in the election of directors, provided that any amendment to the certificate or bylaws that adversely affects the special rights, powers or preferences of the preferred stock requires the approval of the Requisite Holders.

The Movano certificate of incorporation and the Movano bylaws may be amended in any manner provided by law, provided that the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of capital stock of Movano entitled to vote generally at an election of directors is required for stockholders to amend the Movano bylaws, and to amend certain specified provisions of the Movano certificate of incorporation concerning the Movano Board, limitations on the liability of directors and the amendment provision of the Movano certificate of incorporation.

For so long as any shares of Series A Preferred Stock are outstanding, Movano cannot, without the vote or consent of the holders of at least a majority in voting power of the then outstanding shares of Series A Preferred Stock, voting separately as a single class, amend, alter, or repeal any provision of its certificate of incorporation if such amendment, alteration, or repeal would alter or change the powers, preferences or relative, participating, optional, special, or other rights of the Series A Preferred Stock or the qualifications, limitations, or restrictions of the Series A Preferred Stock so as to affect them adversely.

PRINCIPAL STOCKHOLDERS OF MOVANO

The following table sets forth information with respect to the beneficial ownership of Movano common stock as of December 5, 2025 by:

•        each person, entity or group known to Movano to beneficially own more than 5% of its common stock;

•        each of Movano’s named executive officers;

•        each of Movano’s directors; and

•        all of Movano’s executive officers and directors as a group.

The percentage of shares beneficially owned is based on 869,276 shares of Movano common stock outstanding as of December 5, 2025. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of December 5, 2025. Shares of Movano common stock issuable pursuant to stock options and RSUs are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, Movano believes, based on the information furnished to it, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act. The information set forth below is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the SEC, which information may not be accurate as of December 5, 2025.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Movano Inc., 6800 Koll Center Parkway, Pleasanton, California 94566.

Name and Address of Beneficial Owner	Shares of Common Stock	Shares Underlying Options and Warrants	Number of Shares Beneficially Owned	Percentage of Class
Directors and Executive Officers
Rubén Caballero	535	4,146	4,681	*
J. Cogan(1)	5,204	4,620	9,824	1.1%
Brian Cullinan	1,874	709	2,583	*
Emily Wang Fairbairn(2)	39,444	466	39,910	4.6%
Michael Leabman	356	11,863	12,219	1.4%
John Mastrototaro	1,944	19,833	21,777	2.4%
Shaheen Wirk	—	305	305	*

Directors and Executive Officers as a group (7 persons)	49,357	41,942	91,299	10.0%
Five Percent Stockholders
Leabman Holdings, LLC(3)	37,533	12,500	50,033	5.7%
Peter Appel(4)	64,879	23,500	88,379	9.9%

____________

*        Less than 1%

(1)      5,204 shares of common stock and 360 warrants to purchase one share of common stock are held by the Cogan/Goldberg Living Trust, the Jesse Gabriel Goldberg Cogan Irrevocable Trust and Maya Brooke Cogan Irrevocable Trust. J. Cogan is a trustee of each of these trusts as a result of which he has voting and dispositive power over such securities. Mr. Cogan disclaims any beneficial ownership of such shares except to the extent of his pecuniary interests therein.

(2)      3,522 shares of common stock are held by Valley High Partners, LP and 33,232 shares of common stock are held by the Malcolm P. Fairbairn and Emily T. Fairbairn Charitable Remainder Unitrust (the “Charitable Trust”). In addition, the Charitable Trust holds warrants to purchase 31,844 shares of common which are not exercisable within 60 days of December 5, 2025. Emily Fairbairn and Malcolm Fairbairn are trustees of the Charitable Trust and share voting and dispositive power over the shares held by the Charitable Trust. Ms. Fairbairn disclaims any beneficial ownership of such shares except to the extent of her pecuniary interests therein.

(3)      The address of Leabman Holdings LLC is 8010 E. Cedar Avenue, Denver, Colorado 80230. DvineWave Irrevocable Trust dated December 12, 2012 (“DvineWave”) is the sole member and manager of Leabman Holdings. Gregory Tamkin and Dorsey & Whitney Trust Company, LLC are the co-trustees of DvineWave and share voting and dispositive power with respect to all securities held by Leabman Holdings. This information is based solely on a Schedule 13G filed jointly with the SEC on April 9, 2024 by Gregory Tamkin, DvineWave and Dorsey & Whitney Trust Company, LLC.

(4)      In addition, Mr. Appel holds warrants to purchase 56,390 shares of common which are not exercisable within 60 days of December 5, 2025. The address of Mr. Appel is 3505 Main Lodge Drive, Coconut Grove, FL 33133. This information is based solely on a Schedule 13G filed with the SEC on April 10, 2024.

PRINCIPAL STOCKHOLDERS OF CORVEX

The following table sets forth information with respect to the beneficial ownership of Corvex common stock as of December 5, 2025 by:

•        each person, entity or group of persons known by Corvex to beneficially own more than 5% of its common stock;

•        each of Corvex’s named executive officers;

•        each of Corvex’s directors; and

•        all of Corvex’s executive officers and directors as a group.

•        The percentage of shares beneficially owned is based on 16,975,656 shares of Corvex common stock outstanding as of December 5, 2025, assuming the conversion of all outstanding shares of Series Seed Preferred Stock into 8,976,000 shares of Corvex common stock.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including warrants that are exercisable within 60 days of December 5, 2025. Shares of Corvex common stock issuable pursuant to warrants are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, Corvex believes, based on the information furnished to it, that the persons named in the table below have sole voting and investment power with respect to all shares of Corvex common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Corvex, Inc., 3401 North Fairfax Drive, Suite 3230, Arlington, VA 22226.

	Beneficial Ownership
Name of Beneficial Owner	Shares	%
Greater than 5% Stockholders:
PV Klustr LLC(1)	4,896,000	26.3%
VOC Capital LP(2)	3,963,000	22.0%
Cluster Capital LLC(3)	2,754,000	15.4%
Joseph Investment Trust	1,218,750	7.2%

Named Executive Officers and Directors:
Seth Demsey	2,475,375	14.6%
Jay Crystal(4)	1,829,625	10.8%
Mateo Levy(1)	5,271,000	28.3%
All current executive officers and directors as a group (3 persons)	9,576,000	51.5%

____________

(1)      Consists of (i) 3,264,000 shares of Corvex common stock issuable upon the conversion of Series Seed Preferred Stock held directly and (ii) 1,632,000 shares of Corvex common stock issuable pursuant to warrants exercisable within 60 days of December 5, 2025. Mr. Levy is a principal of PV Klustr LLC and therefore may be deemed to exercise voting and investment discretion over securities held by PV Klustr LLC. The address of PV Klustr LLC is 403 Calle Del Parque, 15th Floor, San Juan, PR 00912. Mr. Levy disclaims any beneficial ownership of such securities except to the extent of his pecuniary interests therein.

(2)      Consists of (i) 750,000 shares of Corvex common stock held directly, (ii) 2,142,000 shares of Corvex common stock issuable upon the conversion of Series Seed Preferred Stock and (iii) 1,071,000 shares of Corvex common stock issuable pursuant to warrants exercisable within 60 days of December 5, 2025. Ivan Soto is the sole member and managing member of Liber8 Capital Management LLC, the General Partner of VOC Capital LP, and therefore may be deemed to exercise voting and investment discretion over securities held by VOC Capital LP. The address of VOC Capital LP is 850 Arrowcreek Pkwy, Unit 10109, Reno, NV 89511.

(3)      Consists of (i) 1,836,000 shares of Corvex common stock issuable upon the conversion of Series Seed Preferred Stock and (ii) 918,000 shares of Corvex common stock issuable pursuant to warrants exercisable within 60 days of December 5, 2025. Bryan Pascual is the manager of Cluster Capital LLC and therefore may be deemed to exercise voting and investment discretion over securities held by Cluster Capital LLC. The address of Cluster Capital LLC is 401 E. Jackson St., Suite 1500, Tampa, FL 33602.

(4)      Consists of (i) 1,510,000 shares of Corvex common stock held directly and (ii) 319,625 shares of Corvex common stock held by John Adler Crystal III Roth IRA. Jay Crystal is a beneficial owner of John Adler Crystal III Roth IRA and therefore may be deemed to exercise voting and investment discretion over securities held by John Adler Crystal III Roth IRA. The address of John Adler Crystal III Roth IRA is Morgan Stanley Smith Barney c/o John Crystal, 1747 Pennsylvania Ave. NW, Suite 900, Washington, D.C. 20006. Mr. Crystal disclaims any beneficial ownership of such securities except to the extent of his pecuniary interests therein.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table sets forth information with respect to the beneficial ownership of the combined company’s common stock immediately after the closing of the merger, assuming the closing of the merger occurred on December 5, 2025 for:

•        each person, or group of affiliated persons, expected by Movano and Corvex to become the beneficial owner of more than 5% of the outstanding common stock of the combined company;

•        each person expected to be a named executive officer of the combined company;

•        each person expected to be a director of the combined company; and

•        all of the combined company’s expected executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of December 5, 2025. Shares of common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, the combined company believes, based on the information furnished to it, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act.

The percentage of shares beneficially owned is based on 49,148,812 shares of common stock of the combined company expected to be outstanding upon the closing of the merger, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Neither Movano nor Corvex know of any arrangements, including any pledge by any person of securities of the combined company.

Immediately after the closing of the merger, based on the exchange ratio, former Corvex securityholders are expected to own approximately 94.8% of the aggregate number of shares of common stock of the combined company issued and outstanding, on a fully diluted basis, and the Movano securityholders are expected to own approximately 5.2% of the aggregate number of shares of common stock of the combined company issued and outstanding, on a fully diluted basis. The following table and the related notes assume that, at the Effective Time, each share of Corvex common stock will convert into the right to receive approximately 1.8911 shares of Movano common stock. The estimated exchange ratio calculation used herein is based upon Movano’s and Corvex’s capitalization immediately prior to the date of this proxy statement/prospectus, and will be adjusted to account for the issuance of any additional shares of Movano and Corvex common stock prior to the closing of the merger. See “The Merger Agreement — Merger Consideration” for more information regarding the exchange ratio.

Except as indicated in footnotes to this table, Movano and Corvex believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock of the combined company shown as beneficially owned by them, based on information provided to Movano and Corvex by such stockholders and subject to community property laws where applicable.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Corvex, Inc. 3401 North Fairfax Drive, Suite 3230, Arlington, VA 22226.

	Beneficial Ownership
Name of Beneficial Owner	Shares	%
Greater than 5% Stockholders:
PV Klustr LLC(1)	8,908,546	18.1%
VOC Capital LP(2)	6,593,277	13.4%
Cluster Capital LLC(3)	4,783,519	9.7%

Named Executive Officers and Directors:
Seth Demsey	4,681,105	9.5%
Jay Crystal(4)	3,459,947	7.0%
All executive officers and directors as a group (2 persons)	8,141,052	16.6%

____________

(1)      Consists of (i) 3,264,000 shares of Corvex common stock issuable upon the conversion of Series Seed Preferred Stock held directly and (ii) 1,632,000 shares of Corvex common stock issuable pursuant to warrants exercisable within 60 days of December 5, 2025. Mr. Levy is a principal of PV Klustr LLC and therefore may be deemed to exercise voting and investment discretion over securities held by PV Klustr LLC. The address of PV Klustr LLC is 403 Calle Del Parque, 15th Floor, San Juan, PR 00912. Mr. Levy disclaims any beneficial ownership of such securities except to the extent of his pecuniary interests therein.

(2)      Consists of (i) 750,000 shares of Corvex common stock held directly, (ii) 2,142,000 shares of Corvex common stock issuable upon the conversion of Series Seed Preferred Stock and (iii) 1,071,000 shares of Corvex common stock issuable pursuant to warrants exercisable within 60 days of December 5, 2025. Ivan Soto is the sole member and managing member of Liber8 Capital Management LLC, the General Partner of VOC Capital LP, and therefore may be deemed to exercise voting and investment discretion over securities held by VOC Capital LP. The address of VOC Capital LP is 50 Arrowcreek Pkwy, Unit 10109, Reno, NV 89511.

(3)      Consists of (i) 1,836,000 shares of Corvex common stock issuable upon the conversion of Series Seed Preferred Stock and (ii) 918,000 shares of Corvex common stock issuable pursuant to warrants exercisable within 60 days of December 5, 2025. Bryan Pascual is the manager of Cluster Capital LLC and therefore may be deemed to exercise voting and investment discretion over securities held by Cluster Capital LLC. The address of Cluster Capital LLC is 401 E. Jackson St., Suite 1500, Tampa, FL 33602.

(4)      Consists of (i) 1,510,000 shares of Corvex common stock held directly and (ii) 319,625 shares of Corvex common stock held by John Adler Crystal III Roth IRA. Jay Crystal is a beneficial owner of John Adler Crystal III Roth IRA and therefore may be deemed to exercise voting and investment discretion over securities held by John Adler Crystal III Roth IRA. The address of John Adler Crystal III Roth IRA is Morgan Stanley Smith Barney c/o John Crystal, 1747 Pennsylvania Ave. NW, Suite 900, Washington, D.C. 20006. Mr. Crystal disclaims any beneficial ownership of such securities except to the extent of his pecuniary interests therein.

LEGAL MATTERS

K&L Gates LLP, Charlotte, North Carolina, will pass upon the validity of the Movano common stock offered by this proxy statement/prospectus. Certain material U.S. federal income tax consequences of the merger will be passed upon for Movano by K&L Gates LLP.

EXPERTS

The consolidated financial statements of Movano Inc. as of December 31, 2024 and 2023 and for the years then ended included in this proxy statement/prospectus, have been audited by Baker Tilly US, LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty), which is included herein. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Corvex, Inc. as of December 31, 2024 and for the period from October 21, 2024 (inception) through December 31, 2024 included in this proxy statement/prospectus and in the registration statement have been so included in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

RECENT CHANGE IN AUDITOR

As reported on Movano’s Current Report on Form 8-K filed with the SEC on June 25, 2025 (the “Auditor Resignation Form 8-K”), on June 24, 2025, Movano was formally notified that Moss Adams, Movano’s former independent registered public accounting firm, resigned effective June 24, 2025.

The audit reports of Moss Adams on Movano’s consolidated financial statements for the years ended December 31, 2024 and 2023, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except to the extent such reports contained an explanatory paragraph regarding a going concern uncertainty.

During the years ended December 31, 2024 and 2023, and the subsequent interim period through the effective date of the resignation of Moss Adams, there were no (a) disagreements with Moss Adams on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Moss Adams’ satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports on Movano’s financial statements, or (b) reportable events requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses related to (i) an ineffective control environment, (2) ineffective IT general controls for certain information systems supporting Movano’s key financial reporting processes, and (3) ineffective process-level controls that are disclosed under the heading “Item 9A. Controls and Procedures” in Movano’s Annual Report on Form 10-K for the year ended December 31, 2024 and the material weakness related to ineffective design and operation of Movano’s financial close and reporting controls that is disclosed under the heading “Item 9A. Controls and Procedures” in Movano’s Annual Report on Form 10-K for the year ended December 31, 2023.

Movano provided Moss Adams with a copy of the Auditor Resignation Form 8-K prior to its filing with the SEC and requested that Moss Adams furnish Movano with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. A copy of Moss Adams’ letter to the SEC, dated June 25, 2025, was filed as Exhibit 16.1 to the Auditor Resignation Form 8-K. Moss Adams merged with Baker Tilly US, LLP effective June 3, 2025. The combined audit practices now operate as Baker Tilly US, LLP (“Baker Tilly”).

On August 13, 2025, Movano, upon approval of its Audit Committee, engaged RBSM LLP (“RBSM”) as its new independent registered public accounting firm for the fiscal year ending December 31, 2025 and interim periods.

For the fiscal years ended December 31, 2024 and 2023 and during the subsequent interim periods through RBSM’s engagement, neither Movano nor anyone acting on its behalf consulted RBSM regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Movano’s financial statements, nor did RBSM provide a written report or oral advice to Movano that RBSM concluded was an important factor considered by Movano in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

WHERE YOU CAN FIND MORE INFORMATION

Movano is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC, which can be accessed on the SEC’s website at www.sec.gov. Movano also makes available free of charge on or through its website at www.movano.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing or furnishing such materials with the SEC. The Movano’s website address is included as an inactive textual reference and information on such website is not part of this proxy statement/prospectus.

Movano has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Movano common stock to be issued to Corvex stockholders in the merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Movano and Movano common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

The SEC allows Movano to “incorporate by reference” information into this proxy statement/prospectus. Movano incorporates by reference any documents that it may subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Movano special meeting, other than the portions of such documents not deemed to be filed. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus is deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Movano has supplied all information contained in this proxy statement/prospectus relating to Movano and Corvex has supplied all information contained in this proxy statement/prospectus relating to Corvex. If you would like to request documents from Movano or Corvex, please send a request in writing or by telephone to either Movano or Corvex at the following addresses:

Movano Inc. 6800 Koll Center Parkway Pleasanton, CA 94566 Telephone: (415) 651-3172 Attention: Secretary	Corvex, Inc. 3401 North Fairfax Drive, Suite 3230 Arlington, VA 22226 Telephone: (866) GET-GPUS Attention: Secretary

If you are a Movano stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact Movano at:

Movano Inc.

Attention: Secretary

6800 Koll Center Parkway, Pleasanton, California
Phone: (415) 651-3172

Email: ir@movano.com

OTHER MATTERS

Stockholder Proposals to Be Presented at the Next Annual Meeting of Movano

Requirements for Stockholder Proposals to Be Considered for Inclusion in Movano’s 2026 Proxy Materials.    Stockholder proposals to be considered for inclusion in the proxy statement and form of proxy relating to Movano’s 2026 annual meeting of stockholders under Rule 14a-8 of the Exchange Act must be received by May 1, 2026. In addition, all proposals will need to comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of stockholder proposals in Movano-sponsored proxy materials. Stockholder proposals under Rule 14a-8 of the Exchange Act must be delivered to Movano’s Secretary at 6800 Koll Center Parkway, Pleasanton, California 94566.

Requirements for Stockholder Proposals to Be Brought Before Movano’s 2026 Annual Meeting of Stockholders.    Notice of any director nomination or other proposal that a Movano stockholder intends to present at Movano’s 2026 annual meeting of stockholders, but does not intend to have included in the proxy statement and form of proxy relating to Movano’s 2026 annual meeting of stockholders under Rule 14a-8 of the Exchange Act, must be delivered to Movano’s Secretary at 6800 Koll Center Parkway, Pleasanton, California 94566 not earlier than the close of business on May 29, 2026 and not later than the close of business on June 28, 2026. In addition, such notice must set forth the information required by the Movano bylaws with respect to each director nomination or other proposal that is intended to be presented by a stockholder at Movano’s 2026 annual meeting of stockholders.

In addition to satisfying the foregoing requirements under the Movano bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Movano’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than July 28, 2026.

INDEX OF FINANCIAL STATEMENTS

MOVANO INC.
Index to Consolidated Financial Statements

CORVEX, INC.
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Movano Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Movano Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

San Francisco, California

April 9, 2025, except for the effects of the October 10, 2025 reverse stock split discussed in Note 2, as to which the date is December 19, 2025

We served as the Company’s auditor from 2019 to 2024

Movano Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	Year Ended December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$7,902	$6,118
Payroll tax credit, current portion	52	450
Vendor deposits	28	399
Inventory	2,046	1,114
Prepaid expenses and other current assets	362	442
Total current assets	10,390	8,523
Property and equipment, net	213	342
Payroll tax credit, noncurrent portion	—	169
Other assets	717	387
Total assets	$11,320	$9,421

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,016	$3,118
Deferred revenue	36	1,252
Other current liabilities	1,393	1,529
Total current liabilities	3,445	5,899
Noncurrent liabilities:
Early exercised stock option liability	—	23
Other noncurrent liabilities	520	50
Total noncurrent liabilities	520	73
Total liabilities	3,965	5,972

Commitments and contingencies (Note 10)

Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized at December 31, 2024 and 2023; no shares issued and outstanding at December 31, 2024 and 2023	—	—
Common stock, $0.0001 par value, 500,000,000 and 150,000,000 shares authorized at December 31, 2024 and 2023, respectively; 684,029 and 372,322 shares issued and outstanding at December 31, 2024 and 2023, respectively	10	6
Additional paid-in capital	155,452	127,823
Accumulated deficit	(148,107)	(124,380)
Total stockholders’ equity	7,355	3,449
Total liabilities and stockholders’ equity	$11,320	$9,421

See accompanying notes to consolidated financial statements.

Movano Inc.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

	Year Ended December 31,
	2024	2023
Revenue	$1,013	$—

OPERATING EXPENSES:
Cost of revenue	3,007	—
Research and development	11,195	16,893
Sales, general and administrative	11,033	12,797
Total operating expenses	25,235	29,690

Loss from operations	(24,222)	(29,690)

Other income (expense), net:
Interest and other income, net	495	407
Other income (expense), net	495	407

Net loss and total comprehensive loss	$(23,727)	$(29,283)

Net loss per share, basic and diluted	$(39.39)	$(95.09)

Weighted average shares used in computing net loss per share, basic and diluted	602,333	307,969

See accompanying notes to consolidated financial statements.

Movano Inc.
Consolidated Statements of Stockholders’ Equity
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2022	224,397	$3	$103,009	$(95,097)	$7,915
Stock-based compensation	—	—	2,980	—	2,980
Issuance of common stock upon February 2023 public offering, net of issuance costs	35,604	1	5,179	—	5,180
Issuance of warrants upon February 2023 public offering	—	—	1,473	—	1,473
Issuance of common stock upon June 2023 public offering, net of issuance costs	61,333	1	8,065	—	8,066
Issuance of common stock upon November 2023 public offering, net of issuance costs	32,471	1	3,568	—	3,569
Issuance of common stock	16,878	—	3,203	—	3,203
Issuance of common stock upon exercise of options	1,639	—	109	—	109
Issuance of common stock warrant	—	—	124	—	124
Vesting of early exercised stock options	—	—	113	—	113
Net loss	—	—	—	(29,283)	(29,283)
Balance at December 31, 2023	372,322	$6	$127,823	$(124,380)	$3,449
Stock-based compensation	—	—	3,225	—	3,225
Issuance of common stock in April 2024 sale	280,690	4	12,890	—	12,894
Issuance of pre-funded warrants in April 2024 sale	—	—	980	—	980
Issuance of common stock warrants in April 2024 sale	—	—	8,756	—	8,756
Issuance of common stock warrants	—	—	60	—	60
Issuance of common stock	30,750	—	1,680	—	1,680
Issuance of common stock upon exercise of options	267	—	15	—	15
Vesting of early exercised stock options	—	—	23	—	23
Net loss	—	—	—	(23,727)	(23,727)
Balance at December 31, 2024	684,029	$10	$155,452	$(148,107)	$7,355

See accompanying notes to consolidated financial statements.

Movano Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(23,727)	$(29,283)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	166	158
Stock-based compensation	3,225	2,980
Noncash lease expense	246	224
Non-cash compensation related to common stock warrants issued to strategic advisory group	60	—
Loss on disposal of property and equipment	2	13
Changes in operating assets and liabilities:
Payroll tax credit	567	427
Inventory	(932)	(1,114)
Prepaid expenses, vendor deposits and other current assets	451	(209)
Other assets	(14)	(41)
Accounts payable	(1,096)	2,555
Deferred revenue	(1,216)	1,252
Other current and noncurrent liabilities	(265)	(3,139)
Net cash used in operating activities	(22,533)	(26,177)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(8)	(64)
Net cash used in investing activities	(8)	(64)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock and warrants upon February 2023 public offering, net of issuance costs	—	6,653
Issuance of common stock upon June 2023 public offering, net of issuance costs	—	8,066
Issuance of common stock upon November 2023 public offering, net of issuance costs	—	3,569
Issuance of common stock, pre-funded warrants and common stock warrants in April 2024 sale, net of issuance costs	22,630	—
Issuance of common stock, net of issuance costs	1,680	3,203
Issuance of common stock upon exercise of stock options	15	109
Net cash provided by financing activities	24,325	21,600

Net increase/(decrease) in cash and cash equivalents	1,784	(4,641)
Cash and cash equivalents at beginning of period	6,118	10,759
Cash and cash equivalents at end of period	$7,902	$6,118

NONCASH INVESTING AND FINANCING ACTIVITIES:
Vesting of common stock issued upon early exercise	$23	$113
Warrants issued upon February 2023 public offering	$—	$1,473
Issuance of common stock warrant	$—	$124
Issuance of common stock warrants in April 2024 sale	$8,756	$—
Right of use asset recorded for operating lease liability	$544	$—
Right of use asset recorded for equipment finance lease	$—	$50

See accompanying notes to consolidated financial statements.

Movano Inc.
Notes to Consolidated Financial Statements

Note 1 — Business Organization, Nature of Operations

Movano Inc., dba Movano Health (the “Company”, “Movano”, “Movano Health”, “we”, “us” or “our”), was incorporated in Delaware on January 30, 2018 as Maestro Sensors Inc. and changed its name to Movano Inc. on August 3, 2018. The Company is a technology company and is developing a platform to deliver purpose-driven healthcare solutions to bring medical-grade, high-quality data to the forefront of consumer health devices.

The Company’s solutions provide vital health information, including heart rate, heart rate variability (“HRV”), sleep, respiration rate, temperature, SpO2, steps, and calories as well as glucose and blood pressure data, in a variety of form factors to meet individual style needs and give users actionable feedback to improve their quality of life.

On April 28, 2021, the Company established Movano Ireland Limited, organized under the laws of Ireland, as a wholly owned subsidiary of the Company. Operations and activity at the wholly owned subsidiary were not significant for the years ended December 31, 2024 and 2023, respectively.

The Company has incurred losses from operations and has generated negative cash flows from operating activities since inception. The Company expects to continue to incur net losses for the foreseeable future as it continues the development of its technology. The Company’s ultimate success depends on the outcome of its research and development and commercialization activities, for which it expects to incur additional losses in the future. Through December 31, 2024, the Company has relied primarily on the proceeds from equity offerings to finance its operations. Through December 31, 2024, the Company has received gross proceeds of approximately $7.5 million from an at-the-market issuance program, and an aggregate offering price amount of approximately $42.5 million remains available to be issued. (See Note 7.) The Company expects to require additional financing to fund its future planned operations, including research and development and commercialization of its products. The Company will likely raise additional capital through the issuance of equity, borrowings, or strategic alliances with partner companies. However, if such financing is not available at adequate levels, the Company would need to reevaluate its operating plans.

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses and has an accumulated deficit of $148.1 million as of December 31, 2024. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales. The Company’s existence is dependent upon management’s ability to obtain additional funding sources. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Adequate additional financing may not be available to the Company on acceptable terms, or at all. If the Company is unable to raise additional capital and/or enter into strategic alliances when needed or on attractive terms, it would be forced to delay, reduce, or eliminate its product or any commercialization efforts. There can be no assurance that the Company’s efforts will result in the resolution of the Company’s liquidity needs. The accompanying consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The Company has prepared the accompanying consolidated financial statements in accordance with GAAP.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting periods.

Movano Inc.
Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Significant estimates and assumptions reflected in these consolidated financial statements include the fair value of stock options and warrants and income taxes. Estimates are periodically reviewed considering changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates or assumptions.

Reverse Stock Splits

On October 29, 2024, the Company completed a 1-for-15 reverse stock split of its issued and outstanding common stock. As a result of the reverse stock split, each share of common stock issued and outstanding immediately prior to October 29, 2024 was automatically reclassified and converted into one-fifteenth (1/15th) of a share of common stock (the “2024 Reverse Stock Split”).

On October 10, 2025, the Company completed a 1-for-10 reverse stock split of its issued and outstanding common stock. As a result of the reverse stock split, each share of common stock issued and outstanding immediately prior to October 10, 2025 was automatically reclassified and converted into one-tenth (1/10th) of a share of common stock (the “2025 Reverse Stock Split”, and together with the 2024 Reverse Stock Split, the “Reverse Stock Splits”).

The Reverse Stock Splits affected all common stockholders uniformly and did not alter any stockholder’s percentage interest in the Company’s equity, except to the extent that the reverse stock split resulted in a stockholder of record owning a fractional share. In the 2024 Reverse Stock Split, stockholders of record who were otherwise entitled to receive a fractional share, instead automatically had their fractional shares rounded up to the next whole share. No cash was issued for fractional shares as part of the 2024 Reverse Stock Split. In the 2025 Reverse Stock Split, stockholders of record who were otherwise entitled to receive a fractional share, instead received cash in lieu of such fractional share equal to such fraction multiplied by the average of the closing sales prices of the Movano common stock on the Nasdaq during regular trading hours for the ten consecutive trading days immediately preceding the effective date of the 2025 Reverse Stock Split (with such average closing sales prices being adjusted to give effect to the reverse stock split).

The Reverse Stock Splits did not change the par value of the common stock or the authorized number of shares of common stock. Proportionate adjustments were made to the exercise prices and the number of shares underlying the Company’s equity plans and grants thereunder, as applicable. Additionally, proportionate adjustments were made to the exercise prices and the number of shares underlying all outstanding warrants, as required by the terms of these securities.

All common share and per-share amounts in these consolidated financial statements have been retroactively restated to reflect the effect of the Reverse Stock Splits.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business as a single operating and reportable segment. The Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, allocates resources and assesses performance based upon consolidated financial information, which includes net loss and comprehensive loss as the reported measure of segment profit or loss. The CODM reviews and utilizes functional expenses (cost of revenue, research and development, and sales, general and administrative) at the consolidated level to manage the Company’s operations. The other segment item included in net loss and comprehensive loss is interest and other income, net which is reflected in the consolidated statements of operations and comprehensive loss. Revenues from the sale of the Evie Ring have only been generated in the United States. No asset information has been provided for the segment as the CODM does not regularly review asset information.

Movano Inc.
Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Cash, Cash Equivalents and Short-term Investments

The Company invests its excess cash primarily in money market funds, commercial paper and short-term debt securities. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 and 2023, the Company did not hold any short-term investments.

Concentrations of Credit Risk and Off-Balance Sheet Risk

Cash and cash equivalents are financial instruments that are potentially subject to concentrations of credit risk. Substantially all cash and cash equivalents are held in United States financial institutions. Cash equivalents consist of interest-bearing money market accounts and institutional money market funds. The amounts deposited in the money market accounts exceed federally insured limits. Further, the Company has amounts in excess of federally insured limits as of December 31, 2024 at one financial institution that totaled approximately $0.5 million. The Company has not experienced any losses related to this account and believes the associated credit risk to be minimal due to the financial condition of the depository institutions in which those deposits are held.

The Company is dependent on third-party manufacturers to supply products for research and development activities. These programs could be adversely affected by a significant interruption in the supply of such materials.

The Company has no financial instruments with off-balance sheet risk of loss.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets were primarily comprised of prepaid expenses and other current receivables.

Inventory

Inventory, which consists of raw materials and finished goods, is stated at the lower of cost or net realizable value. Cost comprises purchase price and incidental expenses incurred in bringing the inventory to its present location and condition. Cost is computed using the weighted-average cost method.

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimate net realized value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Software Development Costs

Costs related to software development are included in research and development expense until the point that technological feasibility is reached, which, for the Company’s product, will be shortly before the product is released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the product. During the years ended December 31, 2024 and 2023, no development costs were capitalized.

Impairment of Long-Lived Assets

The Company reviews the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Movano Inc.
Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Revenue

The Company recognizes revenue from contracts with customers upon transfer of control of promised goods or services at the transaction price which reflects the consideration the Company expects to be entitled in exchange for those goods or services. The transaction price is calculated as selling price net of variable consideration which may include estimates for future returns and sales incentives related to current period product revenue.

The Company generates revenue from the sale of Evie Rings, portable chargers and charging cables, ring sizers, and mobile applications. As part of the purchase, customers also receive customer support and future unspecified software updates. These items are collectively referred to as the Evie Ring Elements, each of which is distinct and a separate performance obligation.

During the year ended December 31, 2023 the Company began taking pre-orders for the Evie Ring Elements but did not deliver any Evie Rings as of December 31, 2023. During the year ended December 31, 2024 the Company transferred the control of the Evie Ring Elements to the customers. The Company recognizes revenue when control is transferred to the customer in an amount that reflects the net consideration to which the Company expects to be entitled.

In determining how revenue should be recognized, a five-step process is used which includes identifying the contract, identifying the distinct performance obligations, determining the transaction price, allocating the transaction price to each distinct performance obligation, and determining the timing of revenue recognition for each distinct performance obligation.

For each contract, the Company considers the obligation to transfer the Evie Ring Elements, each of which are distinct, to be separate performance obligations.

Transaction price for the Evie Ring Elements reflects the net consideration to which the Company expects to be entitled. Transaction price is based on the sales price. The Company includes an estimate of variable consideration in the calculation of the transaction price at the time of sale. Variable consideration primarily includes product return provisions. The Company classifies the product return provisions as liabilities in the consolidated balance sheet.

The adequacy of the estimates for the variable consideration is reviewed at each reporting date. If the actual amount of consideration differs from the estimates, the Company would adjust the estimates, impacting revenue in the period that such variances become known. If any of the judgments were to change, this change could cause a material increase or decrease in the amount of revenue reported in a particular period.

The Company allocates the transaction price to each performance obligation using the relative standalone selling price (“SSP”) for each distinct good or service in the contract. When available, the Company uses observable prices to determine SSP. When observable prices are not available, SSPs are established that reflect the Company’s best estimates of what the selling prices of the performance obligations would be if they were sold regularly on a stand-alone basis. The Company’s process for estimating SSPs without observable prices considers multiple factors that may vary depending upon the unique facts and circumstances related to each performance obligation including, where applicable, prices charged by the Company for similar offerings, market trends in the pricing for similar offerings, product-specific business objectives and the estimated cost to provide the performance obligation.

Revenue associated with the Evie Ring, portable charger, charging cable, ring sizer, and mobile application performance obligations is recognized upon delivery to customers. The performance obligation for the embedded right to receive, on a when-and-if-available basis, customer support and future unspecified software updates, is recognized to revenue on a straight-line basis over the estimated life of the product and is not material in the periods presented. The Company allocates revenue and any related discounts to these performance obligations based on their relative SSPs. Because the Company lacks observable prices for the undelivered performance obligations, the allocation of revenue is based on the Company’s estimated SSPs.

Movano Inc.
Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company offers limited rights of return for a 60-day right of return, whereby customers may return the Evie Ring Elements.

The Company records revenue from the sales of the Evie Ring Elements upon transfer of control of the distinct Evie Ring Elements to the customer. The Company typically determines transfer of control for the Evie Ring Elements based on when the product is delivered, or when the customer has obtained the significant risks and reward of ownership. The future unspecified software updates and customer support that the Company offers are separate performance obligations, and revenue is recognized over time on a ratable basis.

The sales of the Evie Ring Elements include an assurance warranty.

Contract balances represent amounts presented in the consolidated balance sheets when the Company has transferred goods or services to the customer, or the customer has paid consideration to the Company under the contract. Customer payments are made up-front upon the purchase of products and services. The Company has no accounts receivable as of December 31, 2024, December 31, 2023, or December 31, 2022, respectively. There were no contract assets at December 31, 2024, 2023, or 2022, respectively.

The Company records a contract liability for deferred revenue when cash payments from customers are received prior to the transfer of control or satisfaction of the related performance obligations. Deferred revenue at December 31, 2024, December 31, 2023, and December 31, 2022 was $36,000, $1.3 million and $0, respectively. During the years ended December 31, 2024 and 2023, deferred revenue of $1.3 million and $0, respectively, was recognized in revenue. However, returns during the years ended December 31, 2024 and 2023, offset the recognition of revenue, which resulted in $1.0 million and $0 of revenue during the years ended December 31, 2024 and 2023, respectively.

The Company offers limited rights of return for a 60-day right of return, whereby customers may return the Evie Ring Elements. The Company’s estimate of future returns requires significant judgement. The Company estimates reserves based on data specific to each reporting period and historical trends to date. The estimate is adjusted each period for actual returns received. The returns reserve is recorded as a reduction of revenue and recognized in other current liabilities. As of December 31, 2024, December 31, 2023, and December 31, 2022, the balance of product return provisions included in other current liabilities is $0.1 million, $0 and $0, respectively.

The Company collects sales taxes at the point of sale and remits the taxes to the proper state authorities. Sales tax is excluded from the measurement of the transaction price.

Shipping and handling costs are incurred as part of fulfillment activities with customers and are included as a component of cost of revenue.

Costs of Revenue

Costs of revenue consists primarily of material costs, freight charges, purchasing and receiving costs, inspection costs, customer support, data hosting services and other costs, which are directly attributable to the production of the Company’s product. Write-down of inventory to lower of cost or net realizable value is also recorded in cost of goods sold.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses were $0.3 million for the year ending December 31, 2024 and $1.4 million for the year ended December 31, 2023. These costs are included in “Sales, general and administrative expenses” in the accompanying consolidated statements of operations and comprehensive loss.

Movano Inc.
Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Research and Development

Research and development costs are expensed as incurred and consist of salaries and benefits, stock-based compensation expense, lab supplies and facility costs, as well as fees paid to other nonemployees and entities that conduct certain research and development activities on the Company’s behalf.

Stock-Based Compensation

The Company measures equity classified stock-based awards granted to employees, directors, and nonemployees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term, the volatility of the Company’s common stock, and an assumed risk-free interest rate. The Company accounts for forfeitures as they occur.

Common Stock Warrants

The Company assesses each warrant to determine if it meets the characteristics of a liability or a derivative, and if the warrant does meet the characteristics of a liability or a derivative, the warrant is measured at fair value. The derivative liabilities are remeasured at each period end, on a recurring basis, to the estimated fair value with the changes in fair value reflected as current period income or loss until the warrant is exercised, extinguished, or expires. If the warrant does not meet the characteristics of a liability or a derivative, the warrant is classified as equity and recorded at its fair value on the date of issuance. The fair value of warrants is estimated using appropriate pricing models based on the nature and characteristics of the underlying warrants.

Leases

The Company determines if an arrangement is a lease or implicitly contains a lease at inception based on the lease definition, and if the lease is classified as an operating lease or finance lease in accordance with Accounting Standards Codification 842, Leases (“ASC 842”). Operating and finance leases are included in right-of-use (“ROU”) assets and lease liabilities in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date for existing leases based on the present value of lease payments over the lease term using an estimated discount rate.

For leases which do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments over a similar term. In determining the estimated incremental borrowing rate, the Company considers relevant banking rates and the Company’s costs incurred for underwriting discounts and financing costs in its previous equity financings. The ROU assets also include any lease payments made and exclude lease incentives. For operating leases, lease expense is recognized on a straight-line basis over the lease term. Lease and non-lease components within a contract are generally accounted for separately. Short-term leases of twelve months or less, if any. are expensed as incurred which approximates the straight-line basis due to the short-term nature of the leases.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred

Movano Inc.
Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

tax assets to the amounts expected to be realized. As the Company maintained a full valuation allowance against its deferred tax assets, the changes resulted in no provision or benefit from income taxes during the years ended December 31, 2024 and 2023.

The Company accounts for unrecognized tax benefits using a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company establishes a liability for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. The Company records an income tax liability, if any, for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on the Company’s tax returns. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The liability is adjusted considering changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of liability provisions and changes to the liability that are considered appropriate. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding during the period, without consideration for common stock equivalents. The weighted average number of common shares used in calculating basic and diluted net loss per share includes the weighted-average pre-funded common stock warrants outstanding during the period as they are exercisable at any time for nominal cash consideration. Diluted net loss per share is the same as basic net loss per share since the effects of potentially dilutive securities are antidilutive.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates annual and interim reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The Company adopted this ASU on December 31, 2024, and applied the amendments retrospectively to all prior periods presented in our consolidated financial statements. For further discussion, refer to the Segment Information section in Note 2 “Summary of Significant Accounting Policies.”

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which amends the guidance in ASC 740, Income Taxes. The pronouncement is intended to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The pronouncement’s amendments are effective for public business entities for annual periods beginning after December 15, 2024. The Company will adopt this guidance on a prospective basis and is currently evaluating the impact of the pronouncement but does not expect any material impacts upon adoption.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, to require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The effective date for the standard is for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effects adoption of this guidance will have on the consolidated financial statements.

Movano Inc.
Notes to Consolidated Financial Statements

Note 3 — FAIR VALUE MEASUREMENTS

Financial assets and liabilities are recorded at fair value. The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —

Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

Level 3 —	Significant unobservable inputs that cannot be corroborated by market data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company’s Level 1 financial assets are money market funds whose fair values are based on quoted market prices. The carrying amounts of prepaid expenses and other current assets, payroll tax credit, vendor deposits, inventory, accounts payable, deferred revenue, and other current liabilities approximate fair value due to the short-term nature of these instruments.

The following tables provide a summary of the assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023 (in thousands).

	December 31, 2024
	Fair Value	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$7,158	$7,158	$—	$—
Total cash equivalents	$7,158	$7,158	$—	$—
	December 31, 2023
	Fair Value	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$4,393	$4,393	$—	$—
Total cash equivalents	$4,393	$4,393	$—	$—

Note 4 — CASH and CASH EQUIVALENTS

Cash and cash equivalents consist of the following (in thousands):

	December 31,
	2024	2023
Cash and cash equivalents:
Cash	$744	$1,725
Money market funds	7,158	4,393
Total cash and cash equivalents	$7,902	$6,118

Movano Inc.
Notes to Consolidated Financial Statements

Note 5 — BALANCE SHEET COMPONENTS

Inventory, as of December 31, 2024 and 2023, consisted of the following (in thousands):

	December 31,
	2024	2023
Raw materials	$1,845	$1,114
Finished goods	201	—
Total inventory	$2,046	$1,114

Property and equipment, net, as of December 31, 2024 and 2023, consisted of the following (in thousands):

	December 31,
	2024	2023
Office equipment and furniture	$260	$266
Software	144	144
Test equipment	310	310
Total property and equipment	714	720
Less: accumulated depreciation	(501)	(378)
Total property and equipment, net	$213	$342

Total depreciation and amortization expense related to property and equipment for the years ended December 31, 2024 and 2023 was approximately $130,000 and $158,000, respectively.

Note 6 — Other Current Liabilities

Other current liabilities as of December 31, 2024 and 2023 consisted of the following (in thousands):

	December 31,
	2024	2023
Accrued compensation	$324	$299
Accrued research and development	235	461
Accrued vacation	307	246
Accrued severance payment	—	5
Lease liabilities, current portion	186	217
Other	341	301
	$1,393	$1,529

Note 7 — Common Stock

As of December 31, 2024 and 2023, the Company was authorized to issue 500,000,000 and 150,000,000 shares of common stock, respectively, with a par value of $0.0001 per share. As of December 31, 2024 and 2023, 684,029 and 372,322 shares were outstanding, respectively.

On July 9, 2024, the Company filed a Certificate of Amendment to its Third Amended and Restated Certificate of Incorporation increasing the number of authorized shares of common stock from 150,000,000 to 500,000,000 shares.

On October 29, 2024, the Company completed a 1-for-15 reverse stock split of its issued and outstanding common stock. As a result of the reverse stock split, each share of common stock issued and outstanding immediately prior to October 29, 2024 were automatically reclassified and converted into one-fifteenth (1/15th) of a share of common stock.

On October 10, 2025, the Company completed a 1-for-10 reverse stock split of its issued and outstanding common stock. As a result of the reverse stock split, each share of common stock issued and outstanding immediately prior to October 10, 2025 was automatically reclassified and converted into one-tenth (1/10th) of a share of common stock.

Movano Inc.
Notes to Consolidated Financial Statements

Note 7 — Common Stock (cont.)

January and February 2023 Issuance of Common Stock

On February 6, 2023, the Company completed a $7.5 million underwritten public offering of 35,604 shares of its common stock and warrants to purchase up to 17,802 shares of common stock, including the full exercise of the underwriter’s overallotment option. The warrants were offered at the rate of one warrant for every two shares of purchased common stock and are exercisable at a price per share of $235.50 (See Note 8). The public offering price per share, before the underwriters’ discount and commissions, for each share of common stock and accompanying warrant was $210.00. The Company used the relative fair value method to allocate the gross proceeds of approximately $7.5 million between the common stock and the warrants. The net proceeds from the offering were approximately $6.7 million after the deduction of underwriting discounts, commissions and other offering expenses that were approximately $0.8 million. The Company recorded the fair value of the warrants of $1.5 million as additional costs of issuance, thus reducing the net proceeds of $6.7 million to $5.2 million as presented in the accompanying consolidated statements of stockholders’ equity.

June 2023 Issuance of Common Stock

On June 15, 2023, the Company completed a $9.2 million underwritten public offering of 61,333 shares of its common stock, including the full exercise of the underwriter’s overallotment option. The public offering price per share, before the underwriters’ discount and commissions, for each share of common stock was $150.00. The net proceeds from the offering were approximately $8.1 million after the deduction of underwriting discounts, commissions and other offering expenses that were approximately $1.1 million.

November 2023 Issuance of Common Stock

On November 17, 2023, the Company completed a $4.1 million underwritten public offering of 32,471 shares of its common stock, including the full exercise of the underwriter’s overallotment option. The public offering price per share, before the underwriters’ discount and commissions, for each share of common stock was $127.50. The net proceeds from the offering were approximately $3.6 million after the deduction of underwriting discounts, commissions and other offering expenses that were approximately $0.5 million.

April 2024 Issuance of Common Stock

On April 2, 2024, the Company entered into a securities purchase agreement for the private placement of an aggregate of 301,584 units with each unit consisting of (1) one share of the Company’s common stock or at the election of the purchaser, a pre-funded warrant to purchase one share of common stock, and (2) one warrant to purchase one share of common stock. The purchase price paid for each unit was $80.00. Certain directors and officers participated in the transaction and purchased 1,918 of the units at an offering price of $84.80 per unit.

The gross proceeds of the April 2024 Private Placement were approximately $24.1 million, before deducting offering fees and expenses of approximately $1.5 million. The April 2024 Private Placement closed on April 5, 2024. Common stock shares of 280,690 were issued.

At-the-Market Issuance of Common Stock

On August 15, 2022, the Company entered into an At-the-Market Issuance Agreement (the “Issuance Agreement”) with B. Riley Securities, Inc. (the “Sales Agent”). Pursuant to the terms of the Issuance Agreement, the Company may sell from time to time through the Sales Agent shares of the Company’s common stock having an aggregate offering price of up to $50,000,000 (the “Shares”). Sales of Shares, if any, may be made by means of transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, including block trades, ordinary brokers’ transactions on the Nasdaq Capital Market or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices or by any other method permitted by law.

Movano Inc.
Notes to Consolidated Financial Statements

Note 7 — Common Stock (cont.)

Under the terms of the Issuance Agreement, the Company may also sell Shares to the Sales Agent as principal for its own accounts at a price to be agreed upon at the time of sale. Any sale of Shares to the Sales Agent as principal would be pursuant to the terms of a separate terms agreement between the Company and the Sales Agent.

The Company has no obligation to sell any of the Shares under the Issuance Agreement and may at any time suspend solicitation and offers under the Issuance Agreement.

In June 2024, the Company replaced B. Riley Securities with Jones Trading as the Sales Agent for the Issuance Agreement.

During the year ended December 31, 2024, the Company issued and sold an aggregate of 30,583 shares of common stock through the Issuance Agreement at a weighted-average public offering price of $61.90 per share and received net proceeds of $1.7 million. During the year ended December 31, 2023, the Company issued and sold an aggregate of 16,878 shares of common stock through the Issuance Agreement at a weighted-average public offering price of $196.50 per share and received net proceeds of $3.2 million. As of December 31, 2024, an aggregate offering price amount of approximately $42.5 million remains available to be issued and sold under the Issuance Agreement.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance at December 31, 2024 is summarized as follows:

December 31, 2024
Warrants to purchase common stock	356,517
Stock options outstanding	72,140
Stock options available for future grants	83,494
Total	512,151

Note 8 — Common Stock Warrants

Preferred A and B Placement Warrants

During May 2024, the Board approved the amendment of 1,957 Preferred A Placement Warrants and 3,098 Preferred B Placement Warrants to extend the maturity to April 2025. The maturity of the Series A Placement Warrants were previously extended by amendment in February 2023, September 2023, and November 2023. The Company assessed the accounting treatment of the warrant amendments and determined that the amendments are modifications for accounting purposes. The Company determined the modifications had an insignificant impact on the consolidated financial statements.

January and February 2023 Warrants

In connection with the sale of common stock during January and February 2023, the Company issued warrants to purchase shares of common stock to common stockholders and to the underwriter for 15,480 and 2,322 shares, respectively. The warrants are exercisable upon issuance at $235.50 per share and have a 5-year term.

Beginning with the one-year anniversary of the issuance dates, the Company may redeem the outstanding warrants in whole or in part at $37.50 per warrant at any time after the date on which (i) the closing price of the Company’s common stock has equaled or exceeded $730.50 for ten consecutive trading days and (ii) the daily trading volume of the Company’s common stock has exceeded 667 shares on each of ten trading days. A minimum of thirty days prior written notice of redemption is required.

Movano Inc.
Notes to Consolidated Financial Statements

Note 8 — Common Stock Warrants (cont.)

August 2023 Warrants

In August 2023, the Company issued warrants to purchase 1,345 shares of common stock to a third-party professional services firm.

April 2024 Pre-funded and Common Stock Warrants

On April 2, 2024, the Company entered into a securities purchase agreement for the private placement of an aggregate of 301,584 units with each unit consisting of (1) one share of the Company’s common stock or at the election of the purchaser, a pre-funded warrant to purchase one share of common stock, and (2) one warrant to purchase one share of common stock. The purchase price paid for each unit was $80.00. Certain directors and officers participated in the transaction and purchased 1,918 of the units at an offering price of $84.80 per unit.

Pre-funded warrants totaling 20,994 shares were issued. Each pre-funded warrant has an exercise price equal to $0.15 per share or calculated pursuant to the cashless exercise provision. The pre-funded warrants were immediately exercisable on the date of issuance and do not expire.

Warrants totaling 301,584 shares were issued. Each warrant that was issued to holders other than the Company’s officers and directors has an exercise price equal to $61.10 per share or calculated pursuant to the cashless exercise provision. The warrants issued to the Company’s officers and directors have an exercise price equal to $66.00 or calculated pursuant to the cashless exercise provision. The warrants were exercisable immediately and expire on the fifth anniversary of the initial exercise date of the warrant. After April 4, 2025, the warrants may be redeemed in whole or in part at the option of the Company with at least thirty days’ notice to the holder of the warrant, which notice may not be given before, but may be given at any time after the date on which (i) the closing price of the Company’s common stock has equaled or exceeded $750.00 for ten consecutive trading days and (ii) the daily trading volume of the common stock has exceeded 667 shares on each of such ten trading days. The redemption price is $3.80 per warrant share.

August 2024 Common Stock Warrants

On August 14, 2024, in connection with a strategic advisory agreement, the Company issued warrants to purchase 2,211 shares of the Company’s common stock (the “August 2024 Warrants”). The August 2024 Warrants have a five-year term and an exercise price of $61.10 per share. The August 2024 Warrants may be exercised at any time prior to the expiration date of August 14, 2029. Each outstanding August 2024 Warrant not exercised on or before the expiration date will become void. The August 2024 Warrants are not subject to restrictions on transfers and each holder is permitted to transfer the August 2024 Warrants. The August 2024 Warrants can be exercised on a cashless basis at the option of the holder.

The following is a summary of the Company’s warrant activity for the years ended December 31, 2024 and 2023:

Warrant Issuance	Issuance	Exercise Price	Outstanding, December 31, 2023	Granted	Exercised	Canceled/ Expired	Outstanding, December 31, 2024	Expiration
Preferred A Placement Warrants	March and April 2018 and August 2019	$210.00	1,957	—	—	—	1,957	April 2025
Preferred B Placement Warrants	April 2019	$315.00	3,098	—	—	—	3,098	April 2025
Convertible Notes Placement Warrants	August 2020	$385.50	1,146	—	—	—	1,146	August 2025
Underwriter Warrants	March 2021	$900.00	6,380	—	—	—	6,380	March 2026
January 2023 warrants	Janauary 2023	$235.50	15,480	—	—	—	15,480	January 2028
February 2023 warrants	February 2023	$235.50	2,322	—	—	—	2,322	February 2028
August 2023 warrants	August 2023	$186.00	1,345	—	—	—	1,345	August 2028

Movano Inc.
Notes to Consolidated Financial Statements

Note 8 — Common Stock Warrants (cont.)

Warrant Issuance	Issuance	Exercise Price	Outstanding, December 31, 2023	Granted	Exercised	Canceled/ Expired	Outstanding, December 31, 2024	Expiration
April 2024 Pre-Funded warrants	April 2024	$0.15	—	20,994	—	—	20,994	April 2029
April 2024 warrants	April 2024	$61.10	—	301,584	—	—	301,584	April 2029
August 2024 warrants	August 2024	$61.10	—	2,211	—	—	2,211	August 2029
			31,728	324,789	—	—	356,517
Warrant Issuance	Issuance	Exercise Price	Outstanding, December 31, 2022	Granted	Exercised	Canceled/ Expired	Outstanding, December 31, 2023	Expiration
Preferred A Placement Warrants	March and April 2018 and August 2019	$210.00	1,957	—	—	—	1,957	April 2024
Preferred A Lead Investor Warrants	February 2021	$1.875	350	—	—	(350)	—	March 2023
Preferred B Placement Warrants	April 2019	$315.00	3,098	—	—	—	3,098	April 2024
Convertible Notes Placement Warrants	August 2020	$385.50	1,146	—	—	—	1,146	August 2025
Underwriter Warrants	March 2021	$900.00	6,380	—	—	—	6,380	March 2026
January 2023 warrants	January 2023	$235.50	—	15,480	—	—	15,480	January 2028
February 2023 warrants	February 2023	$235.50	—	2,322	—	—	2,322	February 2028
August 2023 warrants	August 2023	$186.00	—	1,345	—	—	1,345	August 2028
			12,931	19,147	—	(350)	31,728

Warrants Classified as Equity

All of the Company’s outstanding warrants are classified as equity instruments since they do not meet the characteristics of a liability or a derivative and are recorded at fair value on the date of issuance.

January and February 2023 Warrants

The warrants are classified as an equity instrument because they are both indexed to the Company’s own stock and classified in stockholders’ equity. The fair value of the warrants was estimated using a Monte Carlo simulation approach. Subsequent changes in fair value are not recognized as long as the warrants continue to be classified in equity. The fair value at the issuance date was calculated utilizing the Monte Carlo univariate pricing model, which simulates a distribution of stock prices for Movano throughout the remaining performance period, based on certain assumptions of stock price behavior.

The following major assumptions were used: (1) the stock price of the Company follows a geometric Brownian motion; (2) the daily stock price for the Company is simulated until the termination date using a volatility estimate based on term-match daily stock price returns of peer companies; and (3) the valuation is done under a risk-neutral framework using the term-matched zero-coupon risk-free interest rate.

The major inputs were:

Issuance Date
Dividend yield	—%
Expected volatility	60.83%
Risk-free interest rate	3.54%
Expected life	5.0 years
Valuation date common stock price	$208.50

Movano Inc.
Notes to Consolidated Financial Statements

Note 8 — Common Stock Warrants (cont.)

The fair value of the January and February 2023 warrants at the issuance date is approximately $1.5 million.

August 2023 Warrants

The warrants are classified as equity instruments since they do not meet the characteristics of a liability or a derivative and are recorded at fair value on the date of issuance using the Black-Scholes option pricing model. The amount of the fair value was insignificant.

April 2024 Warrants

The warrants were recorded on a relative fair value basis at the date of issuance using the Black-Scholes model, which was recorded as a debit to issuance costs and a credit to additional paid-in capital on the consolidated balance sheets. The warrants are not remeasured in future periods as the warrants meet the conditions for equity classification. The relative fair value of the April 2024 Pre-funded warrants was $1.0 million and the relative fair value of the April 2024 Warrants at the issuance date was $8.8 million.

The following assumptions were used to calculate the fair value of the pre-funded and common stock warrants at issuance date:

Expected term	5.0 years
Expected volatility	59.5%
Risk-free interest rate	4.4%
Expected dividends	0.0%

August 2024 Warrants

The warrants are classified as equity instruments since they do not meet the characteristics of a liability or a derivative and are recorded at fair value on the date of issuance using the Black-Scholes option pricing model with the following assumptions to determine the fair value of the August 2024 Warrants as of August 14, 2024:

Expected term	5.0 years
Expected volatility	60.83%
Risk-free interest rate	3.67%
Expected dividends	0.0%

Note 9 — Stock-based Compensation

2019 Equity Incentive Plan

Effective as of November 18, 2019, the Company adopted the 2019 Omnibus Incentive Plan (“2019 Plan”) administered by the Board. The 2019 Plan provides for the issuance of incentive stock options, non-statutory stock options, and restricted stock awards, for the purchase of up to a total of 26,667 shares of the Company’s common stock to employees, directors, and consultants and replaces the previous plan. The Board or a committee of the Board has the authority to determine the amount, type, and terms of each award. The options granted under the 2019 Plan generally have a contractual term of ten years and a vesting term of four years with a one-year cliff. The exercise price for options granted under the 2019 Plan must generally be at least equal to 100% of the fair value of the Company’s common stock at the date of grant, as determined by the Board. The incentive stock options granted under the 2019 Plan to 10% or greater stockholders must have an exercise price at least equal to 110% of the fair value of the Company’s common stock at the date of grant, as determined by the Board, and have a contractual term of ten years.

As of March 25, 2021, the 2019 Plan was amended and restated as a result of which the aggregate number of shares of common stock that may be issued pursuant to the 2019 Plan was increased from 40,000 to 49,333.

Movano Inc.
Notes to Consolidated Financial Statements

Note 9 — Stock-based Compensation (cont.)

On April 15, 2022, the Board approved, subject to stockholder approval, an increase in the aggregate number of shares of common stock that may be issued pursuant to the 2019 Plan from 49,333 to 89,333. On June 21, 2022, the stockholders approved this increase.

On May 15, 2024, the Board approved, subject to stockholder approval, an increase in the aggregate number of shares of common stock that may be issued pursuant to the 2019 Plan from 89,333 to 156,000. On July 9, 2024, the stockholders approved this increase.

As of December 31, 2024, the Company had 71,333 shares available for future grant under the 2019 Plan.

2021 Employment Inducement Plan

On September 15, 2021 the Company’s Board adopted the Movano Inc. 2021 Inducement Award Plan (the “Inducement Plan”) without stockholder approval pursuant to Rule 5635(c)(4) of the Nasdaq Stock Market LLC listing rules (“Rule 5635(c)(4)”). In accordance with Rule 5635(c)(4), awards under the Inducement Plan may only be made to a newly hired employee who has not previously been a member of the Company’s Board, or an employee who is being rehired following a bona fide period of non-employment by the Company or a subsidiary, as a material inducement to the employee’s entering into employment with the Company or its subsidiary. An aggregate of 13,333 shares of the Company’s common stock have been reserved for issuance under the Inducement Plan.

As of December 31, 2024, the Company had 12,161 shares available for future grant under the Inducement Plan.

Stock Options

Stock option activity for the years ended December 31, 2024 and 2023 was as follows (in thousands, except share, per share, and remaining life data):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Intrinsic Value
Outstanding at December 31, 2022	46,132	$351.00	8.2 years	$2,034
Granted	10,736	$184.50
Exercised	(1,639)	$66.00
Cancelled	(5,573)	$399.00
Outstanding at December 31, 2023	49,656	$319.50	7.1 years	$726
Granted	29,195	$70.40
Exercised	(267)	$57.00
Cancelled	(6,444)	$329.30
Outstanding at December 31, 2024	72,140	$219.80	7.2 years	$11

Exercisable as of December 31, 2024	62,694	$213.40	7.0 years	$—

Vested and expected to vest as of December 31, 2024	72,140	$219.80	7.2 years	$11

The weighted-average grant date fair value of options granted during the years ended December 31, 2024, and 2023 was $35.70 and $111.00 per share, respectively. During the years ended December 31, 2024 and 2023, 267 and 1,639 options were exercised for proceeds of $15,200 and $109,000, respectively. The fair value of the 35,779 and 13,391 options that vested during the years ended December 31, 2024 and 2023 was approximately $3.2 million and $3.1 million, respectively.

Movano Inc.
Notes to Consolidated Financial Statements

Note 9 — Stock-based Compensation (cont.)

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The fair value of the stock options was estimated using the following weighted average assumptions for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023
Dividend yield	—%	—%
Expected volatility	52.04%	61.55%
Risk-free interest rate	4.27%	3.77%
Expected life	4.96 years	5.98 years

Dividend Rate — The expected dividend rate was assumed to be zero, as the Company had not previously paid dividends on common stock and has no current plans to do so.

Expected Volatility — The expected volatility was derived from the historical stock volatilities of several public companies within the Company’s industry that the Company considers to be comparable to the business over a period equivalent to the expected term of the stock option grants.

Risk-Free Interest Rate — The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Term — The expected term represents the period that the Company’s stock options are expected to be outstanding. The expected term of option grants that are considered to be “plain vanilla” are determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For other option grants not considered to be “plain vanilla,” the Company determined the expected term to be the contractual life of the options.

Forfeiture Rate — The Company recognizes forfeitures when they occur.

The Company has recorded stock-based compensation expense for the years ended December 31, 2024 and 2023 related to the issuance of stock option awards to employees and nonemployees in the consolidated statement of operations and comprehensive loss as follows:

	Year Ended December 31,
	2024	2023
Cost of revenue	$41	$—
Research and development	1,107	940
Sales, general and administrative	2,077	2,040
	$3,225	$2,980

As of December 31, 2024, unamortized compensation expense related to unvested stock options was approximately $1.3 million, which is expected to be recognized over a weighted average period of 1.6 years.

Note 10 — Commitments and Contingencies

Operating Leases

As of December 31, 2024, the Company has lease agreements for the Corporate headquarters and laboratory space.

On June 19, 2024, the Company executed the third amendment to the original corporate office and facilities lease. The purpose of the amendment was to extend the lease term of the facilities consisting of (i) 5,798 square feet and (ii) 1,890 rentable square feet within the building located at 6800 Koll Center Parkway, Pleasanton, CA. The

Movano Inc.
Notes to Consolidated Financial Statements

Note 10 — Commitments and Contingencies (cont.)

extended lease term commences on October 1, 2024 and ends on December 31, 2027 with one option to extend the lease for three years. The monthly base rent will be approximately $20,000, with a rent abatement for the first three months of the lease term.

The lease amendment was accounted for as a lease modification. The right-of-use asset and operating lease liability for the existing premises were remeasured at the modification date, which resulted in an increase of $0.5 million to both the right-of-use asset and operating lease liabilities.

Finance Lease

On November 22, 2023, the Company executed a lease agreement for equipment. The lease term is 36 months, and the monthly payment is approximately $1,700. The lease agreement has a bargain purchase option at the end of the lease term.

The balances of the lease related accounts as of December 31, 2024 and 2023 are as follows (in thousands):

Operating and Finance leases	As of December 31,
	2024	2023
Right-of-use assets	$600	$247
Operating lease liabilities – Short-term	$169	$203
Operating lease liabilities – Long-term	$502	$15
Finance lease liabilities – Short-term	$17	$14
Finance lease liabilities – Long-term	$18	$35

Right-of-use assets are included in other assets on the consolidated balance sheets. The short-term lease liabilities and the long-term lease liabilities are included in other current liabilities and other noncurrent liabilities, respectively, on the consolidated balance sheets.

The components of lease expense and supplemental cash flow information as of and for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	Year Ended December 31,
	2024	2023
Lease Cost:
Operating lease cost	$238	$261

Other Information:
Cash paid for amounts included in the measurement of lease liabilities for the year ended	$268	$243
Weighted average remaining lease term – operating leases (in years)	3.00	0.90
Average discount rate – operating leases	10.00%	10.00%
Weighted average remaining lease term – financing leases (in years)	2.10	3.00
Average discount rate – financing leases	15.08%	15.08%

Future minimum lease payments are as follows as of December 31, 2024 (in thousands):

2025	$284
2026	290
2027	280
Total lease payments	854
Less: Interest	(147)
Total lease liabilities	$707

Movano Inc.
Notes to Consolidated Financial Statements

Note 10 — Commitments and Contingencies (cont.)

Litigation

From time to time, the Company may become involved in various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Management is not currently aware of any matters that may have a material adverse impact on the Company’s business, financial position, results of operations or cash flows.

Indemnification

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future but have not yet been made. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

No amounts associated with such indemnifications have been recorded as of December 31, 2024.

Non-cancelable Obligations

One of the Company’s contract manufacturers purchased raw materials for the benefit of the Company of $0.2 million at December 31, 2024 for which title to such materials had not transferred to the Company. The Company did not have any other non-cancelable contractual commitments as of December 31, 2024.

Royalty Commitments

The Company is required to make certain usage-based royalty payments to a vendor. The royalty amount is calculated based on the number of Evie Rings shipped, as adjusted for returns and refunds to customers, and the number of specified algorithms developed by the vendor that are included on the Evie Rings. The maximum amount of the royalty commitment is approximately $6.1 million, and the amount of the research and development expenses paid to the vendor will reduce the total royalty commitment amount. Through December 31, 2024, the Company has paid research and development expenses of approximately $0.7 million to the vendor. The amount of the royalty calculation for the years ended December 31, 2024 and 2023 was not significant.

NOTE 11 — INCOME TAXES

For the years ended December 31, 2024 and 2023, no U.S. provision or benefit for income taxes was recorded, respectively, and an insignificant amount of Ireland provision for income taxes for the years ended December 31, 2024 and 2023, respectively, was offset by credits.

Movano Inc.
Notes to Consolidated Financial Statements

NOTE 11 — INCOME TAXES (cont.)

The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal rate as follows:

	Year Ended December 31,
	2024	2023
US federal provision (benefit)
At statutory rate	21%	21%
Valuation allowance	(19)%	(23)%
Changes in stock-based compensation	(2)%	(1)%
Other	0%	3%
Effective tax rate	—	—

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows (in thousands):

	2024	2023
Gross deferred tax assets:
Net operating loss carryforwards	$17,148	$13,396
Research and development credit carryforward	2,701	2,703
Capitalized research and development	7,117	5,964
Accrued bonus	59	41
Stock-based compensation	1,392	999
Lease liabilities	158	56
Other	25	12
Total gross deferred tax assets	28,600	23,171
Less valuation allowance	(28,477)	(23,101)
Total net deferred tax assets	123	70

Deferred tax liabilities:
Property and equipment	(19)	(18)
Right-of-use assets	(104)	(52)
Total deferred tax liabilities	(123)	(70)

Net deferred tax assets	$—	$—

During 2024 and 2023, the Company has maintained a valuation allowance against the net deferred tax assets due to the uncertainty surrounding the realization of those assets. The Company periodically evaluates the recoverability of the deferred tax assets and, when it is determined to be more-likely-than-not that the deferred tax assets are realizable, the valuation allowance is reduced. The valuation allowance increased by approximately $5.4 million and $7.1 million during the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, the Company has federal net operating loss carryforwards of approximately $82.7 million and $64.8 million, respectively, all of which do not expire. The net operating loss carryforwards may be available to offset future taxable income for income tax purposes.

As of December 31, 2024 and 2023, the Company has federal research and development (“R&D”) credit carryforwards of approximately $3.0 million and $2.4 million, respectively. The federal R&D credits begin to expire in 2039.

As of December 31, 2024 and 2023, the Company has California R&D credit carryforwards of approximately $1.8 million and $1.5 million, respectively. The California R&D credits do not expire.

Movano Inc.
Notes to Consolidated Financial Statements

NOTE 11 — INCOME TAXES (cont.)

In accordance with the 2017 Tax Act, research and experimental, or R&E, expenses under IRC Section 174 are required to be capitalized beginning in 2022. R&E expenses are required to be amortized over a period of five years for domestic expenses and 15 years for foreign expenses.

The Internal Revenue Code imposes limitations on a corporation’s ability to utilize net operating loss (“NOL”) and credit carryovers if it experiences an ownership change as defined in Section 382. In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period. If an ownership change has occurred, or were to occur, utilization of the Company’s NOLs and credit carryovers could be restricted.

The Company accounts for uncertainty in income taxes pursuant to the relevant authoritative guidance. The guidance clarified the recognition of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained. No liability related to uncertain tax positions is recorded in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and in various states. For jurisdictions in which tax filings have been filed, all tax years remain open for examination by the federal and various state authorities for three and four years, respectively, from the date of utilization of any net operating losses or credits.

Total gross unrecognized tax benefit liabilities as of December 31, 2024 and 2023 were approximately $2.1 million and $1.2 million, respectively, related to Federal and California R&D credits. As of December 31, 2024 and 2023, the Company had no unrecognized tax benefits, which, if recognized would affect the Company’s effective tax rate due to the full valuation allowance. The Company’s policy is to classify interest and penalties related to unrecognized tax benefits as part of the income tax provision (benefit) in the statements of operations. The Company had no accrued interest and penalties related to unrecognized tax benefits as of December 31, 2024.

The following is a rollforward of the total gross unrecognized tax benefits for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2024	2023
Beginning Balance	$1,234	$811
Gross Increases – Tax Position in Prior Periods	423	—
Gross Increases – Tax Position in Current Period	421	423
Ending Balance	$2,078	$1,234

Note 12 — NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table computes the computation of the basic and diluted net loss per share attributable to common stockholders during the years ended December 31, 2024 and 2023 is as follows (in thousands, except share and per share data):

	Year Ended December 31,
	2024	2023
Numerator:
Net loss	$(23,727)	$(29,283)
Denominator:
Weighted average shares used in computing net loss per share, basic and diluted	602,333	307,969
Net loss per share, basic and diluted	$(39.39)	$(95.09)

Movano Inc.
Notes to Consolidated Financial Statements

Note 12 — NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (cont.)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the years ended December 31, 2024 and 2023 because including them would have been antidilutive are as follows:

	Year Ended December 31,
	2024	2023
Shares subject to options to purchase common stock	72,140	49,656
Shares subject to warrants to purchase common stock	335,523	31,728
Total	407,663	81,384

For the year ended December 31, 2024, pre-funded warrants of 20,994 shares are not included in in the table above as those warrants are already included in the calculation of weighted average shares used in computing net loss per share, basic and diluted. Pre-funded warrants were not present at December 31, 2023.

Movano Inc.
Condensed Consolidated Balance Sheets
(in thousands, except share and per share data)
(Unaudited)

	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$2,000	$7,902
Payroll tax credit, current portion	52	52
Vendor deposits	62	28
Inventory	2,473	2,046
Prepaid expenses and other current assets	276	362
Total current assets	4,863	10,390
Property and equipment, net	129	213
Right-of-use asset	463	600
Other assets	102	117
Total assets	$5,557	$11,320

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,872	$2,016
Deferred revenue	8	36
Bridge loan (related party) (Note 5)	2,965	—
Other current liabilities	1,081	1,393
Total current liabilities	6,926	3,445
Noncurrent liabilities:
Other noncurrent liabilities	332	520
Total noncurrent liabilities	332	520
Total liabilities	7,258	3,965

Commitments and contingencies (Note 11)

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value, 5,000,000 shares authorized at September 30, 2025 and December 31, 2024; no shares issued and outstanding at September 30, 2025 and December 31, 2024	—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized at September 30, 2025 and December 31, 2024; 834,908 and 684,029 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	10	10
Additional paid-in capital	158,828	155,452
Accumulated deficit	(160,539)	(148,107)
Total stockholders’ equity (deficit)	(1,701)	7,355
Total liabilities and stockholders’ equity (deficit)	$5,557	$11,320

See accompanying notes to condensed consolidated financial statements.

Movano Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenue	$80	$50	$389	$902

COSTS AND EXPENSES:
Cost of revenue	280	845	1,284	2,440
Research and development	1,166	3,404	4,950	9,198
Sales, general and administrative	1,225	3,180	5,244	8,794
Total costs and expenses	2,671	7,429	11,478	20,432

Loss from operations	(2,591)	(7,379)	(11,089)	(19,530)

Other income (expense), net:
Interest expense (related party)	(1,503)	—	(1,503)	—
Interest and other income, net	65	178	160	419
Other income (expense), net	(1,438)	178	(1,343)	419

Net loss and total comprehensive loss	$(4,029)	$(7,201)	$(12,432)	$(19,111)

Net loss per share, basic and diluted	$(4.73)	$(10.56)	$(15.91)	$(33.34)

Weighted average shares used in computing net loss per share, basic and diluted	851,090	681,634	781,461	573,300

See accompanying notes to condensed consolidated financial statements.

Movano Inc.
Condensed Consolidated Statements of Stockholders’ Equity (Deficit)
(in thousands, except share data)
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
Three Months Ended September 30, 2024	Shares	Amount
Balance at June 30, 2024	659,657	$10	$153,058	$(136,290)	$16,778
Stock-based compensation	—	—	534	—	534
Common stock issuance costs	—	—	(65)	—	(65)
Issuance of common stock warrants	—	—	60	—	60
Issuance of common stock	3,694	—	141	—	141
Vesting of early exercised stock options	—	—	4	—	4
Net loss	—	—	—	(7,201)	(7,201)
Balance at September 30, 2024	663,351	$10	$153,732	$(143,491)	$10,251
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
Nine Months Ended September 30, 2024	Shares	Amount
Balance at December 31, 2023	372,322	$6	$127,823	$(124,380)	$3,449
Stock-based compensation	—	—	2,695	—	2,695
Issuance of common stock in April 2024 sale, net of issuance costs	280,690	4	12,890	—	12,894
Issuance of pre-funded warrants in April 2024 sale	—	—	980	—	980
Issuance of common stock warrants in April 2024 sale	—	—	8,756	—	8,756
Issuance of common stock warrants	—	—	60	—	60
Issuance of common stock	10,072	—	490	—	490
Issuance of common stock upon exercise of options	267	—	15	—	15
Vesting of early exercised stock options	—	—	23	—	23
Net loss	—	—	—	(19,111)	(19,111)
Balance at September 30, 2024	663,351	$10	$153,732	$(143,491)	$10,251

Movano Inc.
Condensed Consolidated Statements of Stockholders’ Equity (Deficit) — (Continued)
(in thousands, except share data)
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Three Months Ended September 30, 2025	Shares	Amount
Balance at June 30, 2025	830,120	$10	$158,137	$(156,510)	$1,637
Stock-based compensation	—	—	691	—	691
Net exercise of pre-funded warrants	4,788	—	—	—	—
Net loss	—	—	—	(4,029)	(4,029)
Balance at September 30, 2025	834,908	$10	$158,828	$(160,539)	$(1,701)
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Nine Months Ended September 30, 2025	Shares	Amount
Balance at December 31, 2024	684,029	$10	$155,452	$(148,107)	$7,355
Stock-based compensation	—	—	1,770	—	1,770
Net exercise of pre-funded warrants	4,788	—	—	—	—
Issuance of common stock for cash	146,091	—	1,606	—	1,606
Net loss	—	—	—	(12,432)	(12,432)
Balance at September 30, 2025	834,908	$10	$158,828	$(160,539)	$(1,701)

See accompanying notes to condensed consolidated financial statements.

Movano Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,432)	$(19,111)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	112	128
Stock-based compensation	1,770	2,695
Noncash lease expense	11	157
Amortization of debt discount (related party)	1,465	—
Interest expense on bridge loan (related party)	38	—
Non-cash compensation related to common stock warrants issued to strategic advisory group	—	60
Loss on disposal of property and equipment	—	2
Changes in operating assets and liabilities:
Payroll tax credit	—	331
Inventory	(427)	(919)
Prepaid expenses, vendor deposits and other current assets	52	365
Other assets	(13)	(31)
Accounts payable	846	(1,216)
Deferred revenue	(28)	(1,232)
Other current and noncurrent liabilities	(402)	793
Net cash used in operating activities	(9,008)	(17,978)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	—	(3)
Net cash used in investing activities	—	(3)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bridge loan (related party)	1,500	—
Issuance of common stock, pre-funded warrants and common stock warrants in April 2024 sale, net of issuance costs	—	22,630
Issuance of common stock, net of issuance costs	1,606	490
Issuance of common stock upon exercise of stock options	—	15
Net cash provided by financing activities	3,106	23,135

Net increase/(decrease) in cash and cash equivalents	(5,902)	5,154
Cash and cash equivalents at beginning of period	7,902	6,118
Cash and cash equivalents at end of period	$2,000	$11,272

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$2	$5
Cash paid for taxes	$—	$—

NONCASH INVESTING AND FINANCING ACTIVITIES:
Vesting of common stock issued upon early exercise	$—	$23
Issuance of common stock warrants in April 2024 sale	$—	$8,756
Right of use asset recorded for operating lease liability	$—	$514
Original issue discount on bridge loan	$3,000	$—
Issuance costs on bridge loan (related party) recorded in accounts payable	$10	$—
Accrued interest on bridge loan (related party) in other current liabilities	$28	$—
Amortization of original issue discount on bridge loan (related party)	$1,465	$—

See accompanying notes to condensed consolidated financial statements.

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 1 — Business Organization, Nature of Operations

Movano Inc., dba Movano Health (the “Company”, “Movano”, “Movano Health”, “we”, “us” or “our”) was incorporated in Delaware on January 30, 2018 as Maestro Sensors Inc. and changed its name to Movano Inc. on August 3, 2018. The Company is a technology company and is developing a platform to deliver purpose-driven healthcare solutions to bring medical-grade, high-quality data to the forefront of consumer health devices.

The Company’s solutions provide vital health information, including heart rate, heart rate variability (“HRV”), sleep, respiration rate, temperature, blood oxygen saturation (SpO2), steps, and calories as well as glucose and blood pressure data, in a variety of form factors to meet individual style needs and give users actionable feedback to improve their quality of life.

On April 28, 2021, the Company established Movano Ireland Limited, organized under the laws of Ireland, as a wholly owned subsidiary of the Company. Operations and activity at the wholly owned subsidiary were not significant for the three and nine months ended September 30, 2025 and 2024, respectively.

The Company has incurred losses from operations and has generated negative cash flows from operating activities since inception and expects to continue to incur net losses for the foreseeable future. Through September 30, 2025, the Company has relied primarily on the proceeds from equity offerings and a secured $1.5 million loan to finance its operations.

On November 6, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Thor Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and Corvex, Inc., a Delaware corporation (“Corvex”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Corvex (the “Merger”), with Corvex continuing as a wholly-owned subsidiary of the Company and the surviving company of the Merger (See Note 13).

Through September 30, 2025, the Company has received gross proceeds of approximately $9.3 million from an at-the-market issuance (ATM) program. The ATM program was terminated in May 2025 upon the expiration of the Company’s Registration Statement on Form S-3 (See Note 8). In connection with entry into the Merger Agreement, (1) the Company raised $3.0 million in equity capital pursuant to the Series A Subscription Agreement (the “Series A Financing”), (2) the Company entered into a $1.0 billion Equity Facility with Chardan Capital Markets LLC (the “Equity Facility”), and (3) Corvex has raised $37.1 million of equity capital in a private placement transaction (the “Corvex Concurrent Financing”) (See Note 13). The Company expects to require additional financing to fund its future planned operations. The Company will likely raise additional capital through the issuance of equity, including through sales under the Equity Facility, borrowings, or strategic alliances with partner companies. However, if such financing is not available at adequate levels, the Company would need to reevaluate its operating plans.

Liquidity and Going Concern

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses and has an accumulated deficit of $160.5 million as of September 30, 2025. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenues. The Company’s existence is dependent upon management’s ability to consummate the merger and to raise additional capital. The Company believes that its cash and cash equivalents as of September 30, 2025 with the additional $3.0 million raised in the Series A Financing in November 2025 will not be sufficient to fund its projected operating requirements beyond the first quarter of 2026 without raising further capital or completing the Merger. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 1 — Business Organization, Nature of Operations (cont.)

The Company will not be able to raise additional capital under the Equity Facility until a Registration Statement on Form S-1 covering the sales thereunder is filed and declared effective by the United States Securities and Exchange Commission (the “SEC”), and adequate additional financing may not be available to the Company on acceptable terms, or at all. If the Company is unable to raise additional capital, it would be forced to delay, reduce, or eliminate its operations. There can be no assurance that the Company’s efforts will result in the resolution of the Company’s liquidity needs. The accompanying condensed consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary and have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for interim financial information and in accordance with the instructions to Form 10-Q and Rule 8-01 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation. Intercompany transactions are eliminated in the condensed consolidated financial statements. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the preceding fiscal year contained in the Company’s Annual Report on Form 10-K filed on April 9, 2025 with the United States Securities and Exchange Commission (the “SEC”).

The results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025. The condensed consolidated balance sheet as of December 31, 2024 has been derived from audited financial statements at that date but does not include all the information required by GAAP for complete financial statements.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Significant estimates and assumptions reflected in these condensed consolidated financial statements include but are not limited to the fair value of stock options and warrants, and income taxes. Estimates are periodically reviewed considering changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates or assumptions.

2025 Reverse Stock Split

On August 27, 2025, by letter received, the Nasdaq Hearings Panel (the “Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) determined to grant the Company’s request to continue its listing on Nasdaq, subject to (i) the Company regaining compliance with Listing Rule 5250(c)(1), requiring the timely filing of periodic reports (the “Period Filing Rule”), by filing its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025 on or before September 30, 2025, and (ii) the Company demonstrating compliance with Listing Rule 5550(a)(2), requiring the maintenance of $1.00 per share bid price (the “Bid Price Rule”), on or before October 30, 2025. The Panel’s determination followed a hearing on August 19, 2025, at which the Panel considered the Company’s plan to regain compliance with the Periodic Filing Rule and the Bid Price Rule.

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

On October 10, 2025, the Company completed a 1-for-10 reverse stock split of its issued and outstanding common stock (the “2025 Reverse Stock Split”). As a result of the 2025 Reverse Stock Split, each share of common stock issued and outstanding immediately prior to October 10, 2025 was automatically converted into one-10th (1/10X) of a share of common stock. The 2025 Reverse Stock Split affected all common stockholders uniformly and did not alter any stockholder’s percentage interest in the Company’s equity, except to the extent that the 2025 Reverse Stock Split would result in a stockholder owning a fractional share. If the split results in fractional shares, then the number of shares for the stockholder is rounded upward. No cash was issued for fractional shares as part of the 2025 Reverse Stock Split.

The 2025 Reverse Stock Split did not change the par value of the common stock or the authorized number of shares of common stock. All outstanding stock options, restricted stock units and warrants entitling their holders to obtain shares of the Company’s common stock were adjusted, as required by the terms of these securities.

All common share and per-share amounts in this Form 10-Q have been retroactively restated to reflect the effect of the 2025 Reverse Stock Split.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business as a single operating and reportable segment. The Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, allocates resources and assesses performance based upon consolidated financial information, which includes net loss and comprehensive loss as the reported measure of segment profit or loss. The CODM reviews and utilizes functional expenses (cost of revenue, research and development, and sales, general and administrative) at the consolidated level to manage the Company’s operations. The other segment item included in net loss and comprehensive loss is interest and other income, net which is reflected in the condensed consolidated statements of operations and comprehensive loss. Revenues from the sale of the Evie Ring have only been generated in the United States.

The following table is a summary of the significant expenses and consolidated net loss provided to the CODM:
	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2025	2024	2025	2024
Revenue	$80	$50	$389	$902
Less:
Cost of revenue(1)	276	842	1,279	2,402
Research and development(1)	819	3,260	4,222	8,232
Sales, general and administrative(1)	885	2,793	4,207	7,103
Other segment expenses(2)	2,129	356	3,113	2,276
Consolidated net loss	$(4,029)	$(7,201)	$(12,432)	$(19,111)

____________

(1)      Excludes stock-based compensation expense. The significant expense categories align with the information that is regularly provided to the CODM.

(2)      Other segment expenses include stock-based compensation expense and interest and other income, net.

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company invests its excess cash primarily in money market funds, commercial paper, and short-term debt securities. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk and Off-Balance Sheet Risk

Cash and cash equivalents are financial instruments that are potentially subject to concentrations of credit risk. Substantially all cash and cash equivalents are held in United States financial institutions. Cash equivalents consist of interest-bearing money market accounts and institutional money market funds. The amounts deposited in the money market accounts may from time to time exceed federally insured limits. The Company has not experienced any losses related to money market accounts and believes the associated credit risk to be minimal due to the financial condition of the depository institutions in which those deposits are held.

The Company is dependent on third-party manufacturers to supply products for manufacturing as well as research and development activities. These programs could be adversely affected by a significant interruption in the supply of such materials.

The Company has no financial instruments with off-balance sheet risk of loss.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets were primarily comprised of prepaid expenses and other current receivables.

Inventory

Inventory, which consists of raw materials and finished goods, is stated at the lower of cost or net realizable value. Cost comprises purchase price and incidental expenses incurred in bringing the inventory to its present location and condition. Cost is computed using the weighted-average cost method.

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Software Development Costs

Costs related to software development are included in research and development expense until the point that technological feasibility is reached, which, for the Company’s product, will be shortly before the product is released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the product. During the three and nine months ended September 30, 2025 and 2024, no software development costs were capitalized, and no amortization was recognized.

Impairment of Long-Lived Assets

The Company reviews the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

Revenue

The Company recognizes revenue from contracts with customers upon transfer of control of promised goods or services at the transaction price which reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. The transaction price is calculated as selling price net of variable consideration which may include estimates for future returns and sales incentives related to current period product revenue.

The Company generates revenue from the sale of Evie Rings, portable chargers, charging cables, ring sizers, and mobile applications. As part of the purchase, customers also receive customer support and future unspecified software updates. These items are collectively referred to as the Evie Ring Elements, each of which is distinct and a separate performance obligation. The Company recognizes revenue when control is transferred to the customer in an amount that reflects the net consideration to which the Company expects to be entitled.

In determining how revenue should be recognized, a five-step process is used which includes identifying the contract, identifying the distinct performance obligations, determining the transaction price, allocating the transaction price to each distinct performance obligation, and determining the timing of revenue recognition for each distinct performance obligation.

For each contract, the Company considers the obligation to transfer the Evie Ring Elements, each of which are distinct, to be separate performance obligations.

Transaction price for the Evie Ring Elements reflects the net consideration to which the Company expects to be entitled. Transaction price is based on the sales price. The Company includes an estimate of variable consideration in the calculation of the transaction price at the time of sale. Variable consideration primarily includes product return provisions. The Company classifies the product return provisions as liabilities in the condensed consolidated balance sheet.

The adequacy of the estimates for the variable consideration is reviewed at each reporting date. If the actual amount of consideration differs from the estimates, the Company would adjust the estimates, impacting revenue in the period that such variances become known. If any of the judgments were to change, this change could cause a material increase or decrease in the amount of revenue reported in a particular period.

The Company allocates the transaction price to each performance obligation using the relative stand-alone selling price (“SSP”) for each distinct good or service in the contract. When available, the Company uses observable prices to determine SSP. When observable prices are not available, SSPs are established that reflect the Company’s best estimates of what the selling prices of the performance obligations would be if they were sold regularly on a stand-alone basis. The Company’s process for estimating SSPs without observable prices considers multiple factors that may vary depending upon the unique facts and circumstances related to each performance obligation including, where applicable, prices charged by the Company for similar offerings, market trends in the pricing for similar offerings, product-specific business objectives and the estimated cost to provide the performance obligation.

Revenue associated with the Evie Ring, portable charger, charging cable, ring sizer, and mobile application performance obligations is recognized upon delivery to customers. The performance obligation for the embedded right to receive, on a when-and-if-available basis, customer support and future unspecified software updates, is recognized to revenue on a straight-line basis over the estimated life of the product and is not material in the periods presented. The Company allocates revenue and any related discounts to these performance obligations based on their relative SSPs. Because the Company lacks observable prices for the undelivered performance obligations, the allocation of revenue is based on the Company’s estimated SSPs.

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company records revenue from the sales of the Evie Ring Elements upon transfer of control of the distinct Evie Ring Elements to the customer. The Company typically determines transfer of control for the Evie Ring Elements based on when the product is delivered, or when the customer has obtained the significant risks and reward of ownership. The future unspecified software updates and customer support that the Company offers are separate performance obligations, and revenue is recognized over time on a ratable basis.

The sales of the Evie Ring Elements include an assurance warranty. Estimated assurance warranties for the three and nine months ended September 30, 2025 and 2024 were not material.

Contract balances represent amounts presented in the condensed consolidated balance sheets when the Company has transferred goods or services to the customer, or the customer has paid consideration to the Company under the contract. Customer payments are made up-front upon the purchase of products and services. The Company has no accounts receivable as of September 30, 2025 or December 31, 2024, respectively. There were no contract assets at September 30, 2025 or December 31, 2024.

The Company records a contract liability for deferred revenue when cash payments from customers are received prior to the transfer of control or satisfaction of the related performance obligations. Deferred revenue at September 30, 2025 and December 31, 2024 was $8,000 and $36,000, respectively. As of September 30, 2025, the Company expects 100% of total deferred revenue to be realized in less than a year.

The Company offers limited rights of return for a 60-day right of return, whereby customers may return the Evie Ring Elements. The Company’s estimate of future returns requires significant judgement. The Company estimates reserves based on data specific to each reporting period and historical trends to date. The estimate is adjusted each period for actual returns received. The returns reserve is recorded as a reduction of revenue and recognized in other current liabilities. As of September 30, 2025 and December 31, 2024, the balance of product return provisions included in other current liabilities is $11,000 and $0.1 million, respectively.

The Company collects sales taxes at the point of sale and remits the taxes to the proper state authorities. Sales tax is excluded from the measurement of the transaction price.

Shipping and handling costs are incurred as part of fulfillment activities with customers and are included as a component of cost of revenue.

Costs of Revenue

Costs of revenue consists primarily of material costs, freight charges, purchasing and receiving costs, inspection costs, customer support, data hosting services and other costs, which are directly attributable to the production of the Company’s product. Write-down of inventory to lower of cost or net realizable value is also recorded in cost of goods sold.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses were $0.3 million and $0.2 million for the nine months ended September 30, 2025 and 2024, respectively and $3,000 and $49,000 for the three months ended September 30, 2025 and 2024, respectively. These costs are included in “Sales, general and administrative expenses” in the accompanying condensed consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

The Company measures equity classified stock-based awards granted to employees, directors, and nonemployees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards on a straight-line basis over the requisite service period, which is generally the vesting period of the

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

respective award. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term, the volatility of the Company’s common stock, and an assumed risk-free interest rate. The Company accounts for forfeitures as they occur.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As the Company maintained a full valuation allowance against its deferred tax assets, the changes resulted in no provision or benefit from income taxes during the three and nine months ended September 30, 2025 and 2024, respectively.

The Company accounts for unrecognized tax benefits using a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company establishes a liability for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. The Company records an income tax liability, if any, for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on the Company’s tax returns. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The liability is adjusted considering changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of liability provisions and changes to the liability that are considered appropriate. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

For interim periods, the Company estimates its annual effective income tax rate and applies the estimated rate to the year-to-date income or loss before income taxes. The Company computes the tax provision or benefit related to items reported separately and recognizes the items net of their related tax effect in the interim periods in which they occur. The Company recognizes the effect of changes in enacted tax laws or rates in the interim periods in which the changes occur. The Company does not have any expected income taxes in any jurisdiction as of September 30, 2025.

Net Loss per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding during the period, without consideration for common stock equivalents. The weighted average number of common shares used in calculating basic and diluted net loss per share includes the weighted-average pre-funded common stock warrants outstanding during the period as they are exercisable at any time for nominal cash consideration. Diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are antidilutive.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The Company adopted this accounting standard on December 31, 2024. The adoption has no impact on our financial statements nor resulted in incremental disclosures within the footnotes to the consolidated financial statements. See Note 2 under “Segment Information” for additional information

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. The pronouncement’s amendments are effective for public business entities for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company will adopt this guidance on a prospective basis in the annual financial statements for the year ending December 31, 2025. As it only requires additional disclosures, this pronouncement will not have a significant impact on the Company’s consolidated financial condition or results of operations.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Subtopic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The pronouncement’s amendments are effective for public business entities for annual periods beginning after December 15, 2024. The Company will adopt this guidance on a prospective basis in the annual financial statements for the year ending December 31, 2025. As it only requires additional disclosures, this pronouncement will not have a significant impact on the Company’s consolidated financial condition or results of operations.

In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this Update (i) remove all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40, (ii) specify that the disclosures in Subtopic 360-10, Property, Plant, and Equipment — Overall, are required for all capitalized internal-use software costs, regardless of how those costs are presented in the financial statements, (iii) clarify that the intangibles disclosures in paragraphs 350-30-50-1 through 50-3 are not required for capitalized internal-use software costs, and (iv) supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs from Subtopic 350-50 into Subtopic 350-40. The pronouncement’s amendments are effective for all entities for annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of this pronouncement and does not expect that it has a significant impact on the Company’s consolidated financial condition or results of operations.

Note 3 — FAIR VALUE MEASUREMENTS

Financial assets and liabilities are recorded at fair value. The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —

Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

Level 3 —	Significant unobservable inputs that cannot be corroborated by market data.

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 3 — FAIR VALUE MEASUREMENTS (cont.)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company’s Level 1 financial assets are money market funds whose fair values are based on quoted market prices. The carrying amounts of prepaid expenses and other current assets, payroll tax credit, vendor deposits, inventory, accounts payable, deferred revenue, and other current liabilities approximate fair value due to the short-term nature of these instruments.

The following tables provide a summary of the assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2025 and December 31, 2024 (in thousands):

Fair Value Measurements

	September 30, 2025
	Fair Value	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$1,707	$1,707	$—	$—
Total cash equivalents	$1,707	$1,707	$—	$—
	December 31, 2024
	Fair Value	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$7,158	$7,158	$—	$—
Total cash equivalents	$7,158	$7,158	$—	$—

Note 4 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following (in thousands):

	September 30, 2025	December 31, 2024
Cash and cash equivalents:
Cash	$293	$744
Money market funds	1,707	7,158
Total cash and cash equivalents	$2,000	$7,902

Note 5 — BRIDGE LOAN (related party)

On August 6, 2025, the Company entered into a Loan Agreement and Promissory Note (the “Loan Agreement”) pursuant to which the Company obtained $1,500,000 in bridge financing (the “Bridge Loan”). In connection with the Bridge Loan, the Company entered into a Security Agreement and Intellectual Property Security Agreement pursuant to which the Company granted the lender a security interest in all of its assets, properties and rights, including its intellectual property rights. The Bridge Loan bears interest at a per annum rate equal to 12.0% and matures on November 3, 2025 (the “Maturity Date”). The Maturity Date may be extended by up to 60 days if the Company delivers evidence that it has entered into definitive documentation for a Qualifying Transaction (as defined in the Loan Agreement) prior to the Maturity Date. The Loan Agreement also includes a loan premium provision that would require the Company to pay an additional amount equal to double the then outstanding principal balance of the Bridge Loan upon the occurrence of certain triggering events.

Upon maturity, the Company is required to repay the $1.5 million principal, accrued interest, and a $3.0 million premium. The premium represents an original issue discount, which is amortized over the 90-day term of the loan using the effective interest method, resulting in an effective annual interest rate of approximately 532.59%.

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 5 — BRIDGE LOAN (related party) (cont.)

As of September 30, 2025, the carrying amount of the bridge loan was $3M, net of unamortized discount of $1.5M. Interest expense recognized for the three months ended September 30, 2025, was $1.5M, including $1.5M related to amortization of the original issue discount.

The transaction was negotiated directly with the noncontrolling shareholder and was entered into to provide short-term funding; management believes the terms were reasonable under the circumstances. The loan remains outstanding as of the reporting date and was scheduled to mature on November 3, 2025.

Note 6 — BALANCE SHEET COMPONENTS

Inventory as of September 30, 2025 and December 31, 2024, consisted of the following (in thousands):

	September 30, 2025	December 31, 2024
Raw materials	$2,249	$1,845
Finished goods	224	201
Total inventory	$2,473	$2,046

Property and equipment, net, as of September 30, 2025 and December 31, 2024, consisted of the following (in thousands):

	September 30, 2025	December 31, 2024
Office equipment and furniture	$260	$260
Software	144	144
Test equipment	310	310
Total property and equipment	714	714
Less: accumulated depreciation	(585)	(501)
Total property and equipment, net	$129	$213

Total depreciation and amortization expense related to property and equipment for the three and nine months ended September 30, 2025 was approximately $28,000 and $84,000, respectively. Total depreciation and amortization expense related to property and equipment for the three and nine months ended September 30, 2024 was approximately $30,000 and $100,000, respectively.

Note 7 — Other Current Liabilities

Other current liabilities as of September 30, 2025 and December 31, 2024 consisted of the following (in thousands):

	September 30, 2025	December 31, 2024
Accrued compensation	$454	$324
Accrued research and development	47	235
Accrued vacation	108	307
Lease liabilities, current portion	247	186
Accrued interest on bridge loan (related party)	28	—
Other	197	341
	$1,081	$1,393

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 8 — Common Stock

As of September 30, 2025 and December 31, 2024, the Company was authorized to issue 500,000,000 shares of common stock with a par value of $0.0001 per share. As of September 30, 2025 and December 31, 2024, 834,908 and 684,029 shares were outstanding, respectively.

At-the-Market Issuance of Common Stock

On August 15, 2022, the Company entered into an At-the-Market Issuance Agreement (the “Issuance Agreement”) with B. Riley Securities, Inc. (the “Sales Agent”). Pursuant to the terms of the Issuance Agreement, the Company may sell from time to time through the Sales Agent shares of the Company’s common stock having an aggregate offering price of up to $50,000,000 (the “Shares”). Sales of Shares, if any, may be made by means of transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, including block trades, ordinary brokers’ transactions on the Nasdaq Capital Market or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices or by any other method permitted by law.

Under the terms of the Issuance Agreement, the Company may also sell Shares to the Sales Agent as principal for its own accounts at a price to be agreed upon at the time of sale. Any sale of Shares to the Sales Agent as principal would be pursuant to the terms of a separate agreement between the Company and the Sales Agent.

The Company has no obligation to sell any of the Shares under the Issuance Agreement and may at any time suspend solicitation and offers under the Issuance Agreement.

In June 2024, the Company replaced B. Riley Securities with Jones Trading as the Sales Agent for the Issuance Agreement.

During the three months ended September 30, 2025, the Company neither issued nor sold any shares through the Issuance Agreement. During the three months ended September 30, 2024, the Company issued and sold an aggregate of 3,528 shares of common stock through the Issuance Agreement at a weighted-average public offering price of $55.10 per share and received net proceeds of $0.2 million. During the nine months ended September 30, 2025 and 2024, the Company issued and sold an aggregate of 146,091 and 9,906 shares of common stock through the Issuance Agreement at a weighted-average public offering price of $12.00 and $66.40 per share and received net proceeds of $1.6 million and $0.6 million, respectively. As of September 30, 2025, the Issuance Agreement had been terminated as a result of the expiration of the Company’s Registration Statement on Form S-3.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance at September 30, 2025 is summarized as follows:

September 30, 2025
Warrants to purchase common stock	345,461
Stock options outstanding	69,741
Stock options available for future grants	85,893
Shares subject to restricted stock units	150,848
Total	651,943

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 9 — Common Stock Warrants

The following is a summary of the Company’s warrant activity for the nine months ended September 30, 2025:

Warrant Issuance	Issuance	Exercise Price	Outstanding, December 31, 2024	Granted	Exercised	Canceled/ Expired	Variable Settlement Provision Adjustment	Outstanding, September 30, 2025	Expiration
Preferred A Placement Warrants	March and April 2018 and August 2019	$210.00	1,957	—	—	(1,957)	—	—	April 2025
Preferred B Placement Warrants	April 2019	$315.00	3,098	—	—	(3,098)	—	—	April 2025
Convertible Notes Placement Warrants	August 2020	$385.50	1,146	—	—	(1,146)	—	—	August 2025
Underwriter Warrants	March 2021	$900.00	6,380	—	—	—	—	6,380	March 2026
January 2023 warrants	January 2023	$235.50	15,480	—	—	—	—	15,480	January 2028
February 2023 warrants	February 2023	$235.50	2,322	—	—	—	—	2,322	February 2028
August 2023 warrants	August 2023	$186.00	1,345	—	—	—	—	1,345	August 2028
April 2024 Pre-Funded warrants	April 2024	$0.15	20,994	—	(4,855)	—	—	16,139	April 2029
April 2024 warrants	April 2024	$61.10	301,584	—	—	—	—	301,584	April 2029
August 2024 warrants	August 2024	$61.10	2,211	—	—	—	—	2,211	August 2029
			356,517	—	(4,855)	(6,201)	—	345,461

The following is a summary of the Company’s warrant activity for the nine months ended September 30, 2024:

Warrant Issuance	Issuance	Exercise Price	Outstanding, December 31, 2023	Granted	Exercised	Canceled/ Expired	Variable Settlement Provision Adjustment	Outstanding, September 30, 2024	Expiration
Preferred A Placement Warrants	March and April 2018 and August 2019	$210.00	1,957	—	—	—	—	1,957	April 2025
Preferred B Placement Warrants	April 2019	$315.00	3,098	—	—	—	—	3,098	April 2025
Convertible Notes Placement Warrants	August 2020	$385.50	1,146	—	—	—	—	1,146	August 2025
Underwriter Warrants	March 2021	$900.00	6,380	—	—	—	—	6,380	March 2026
January 2023 warrants	January 2023	$235.50	15,480	—	—	—	—	15,480	January 2028
February 2023 warrants	February 2023	$235.50	2,322	—	—	—	—	2,322	February 2028
August 2023 warrants	August 2023	$186.00	1,345	—	—	—	—	1,345	August 2028
April 2024 Pre-Funded warrants	April 2024	$0.15	—	20,994	—	—	—	20,994	April 2029
April 2024 warrants	April 2024	$61.10	—	301,584	—	—	—	301,584	April 2029
August 2024 warrants	August 2024	$61.10	—	2,211	—	—	—	2,211	August 2029
			31,728	324,789	—	—	—	356,517

Note 10 — Stock-based Compensation

2019 Equity Incentive Plan

As of September 30, 2025, the Company had 72,215 shares available for future grant pursuant to the 2019 Incentive Plan.

2021 Employment Inducement Plan

As of September 30, 2025, the Company had 13,678 shares available for future grant under the 2021 Inducement Plan.

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 10 — Stock-based Compensation (cont.)

Stock Options

Stock option activity for the nine months ended September 30, 2025 was as follows (in thousands, except share, per share, and remaining life data):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Intrinsic Value
Outstanding at December 31, 2024	72,140	$219.80	7.2 years	$11
Granted	6,347	$51.84
Exercised	—	$—
Cancelled	(8,746)	$237.60
Outstanding at September 30, 2025	69,741	$206.12	6.2 years	$—

Exercisable as of September 30, 2025	60,838	$214.98	5.9 years	$—

Vested and expected to vest as of September 30, 2025	69,741	$206.12	6.2 years	$—

The weighted-average grant date fair value of options granted during the nine months ended September 30, 2025 and 2024, was $31.58 and $36.20, respectively. During the nine months ended September 30, 2025, no options were exercised. During the nine months ended September 30, 2024, 267 options were exercised for proceeds of $15,200. The fair value of the 5,283 and 33,368 options that vested during the nine months ended September 30, 2025 and 2024 was approximately $0.9 million and $2.6 million, respectively.

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The fair value of the stock options was estimated using the following weighted average assumptions for the nine months ended September 30, 2025 and 2024.

	Nine Months Ended September 30,
	2025	2024
Dividend yield	—%	—%
Expected volatility	65.16%	51.6%
Risk-free interest rate	4.39%	4.26%
Expected life	5.46 years	5.0 years

Dividend Rate — The expected dividend rate was assumed to be zero, as the Company had not previously paid dividends on common stock and has no current plans to do so.

Expected Volatility — The expected volatility was derived from the historical stock volatilities of several public companies within the Company’s industry that the Company considers to be comparable to the business over a period equivalent to the expected term of the stock option grants.

Risk-Free Interest Rate — The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U. S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Term — The expected term represents the period that the Company’s stock options are expected to be outstanding. The expected term of option grants that are considered to be “plain vanilla” are determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For other option grants not considered to be “plain vanilla,” the Company determined the expected term to be the contractual life of the options.

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 10 — Stock-based Compensation (cont.)

Forfeiture Rate — The Company recognizes forfeitures when they occur.

The Company has recorded stock-based compensation expense for the three and nine months ended September 30, 2025 and 2024 related to the issuance of stock option awards to employees and nonemployees in the condensed consolidated statement of operations and comprehensive loss as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Cost of revenue	$4	$3	$5	$38
Research and development	25	144	191	966
Sales, general and administrative	64	387	446	1,691
	$93	$534	$642	$2,695

As of September 30, 2025, unamortized compensation expense related to unvested stock options was approximately $0.5 million, which is expected to be recognized over a weighted average period of 1.1 years.

Restricted Stock Units

During the nine months ended September 30, 2025, the Company granted 120,548 RSUs to Employees (“Employee RSUs”) in lieu of salary for the period from May 1, 2025 to September 30, 2025, which vest over that period based upon continued service. The Company also granted 30,300 RSUs to Directors (“Director RSUs”) in lieu of quarterly cash compensation for the period from October 1, 2024 to September 30, 2025, which vest immediately on the grant date.

The awards are to be converted into shares on the earlier of (a) the date of a Change of Control, (b) promptly following the date of grantee’s separation of service, and (c) December 31, 2025.

The Company measures the fair value of Employee RSUs and Director RSUs on the grant date of the award. For the Employee RSUs, stock-based compensation expense is recognized on a straight-line basis over the requisite service period. For Director RSUs, stock-based compensation expense is recognized immediately.

The following table summarizes the activity related to the Company’s restricted stock units (“RSUs”):

	Number of RSUs	Weighted Average Grant Date Fair Value
Balance, March 31, 2025	—	—
Granted	61,594	$8.60
Vested	61,594	$8.60
Vested and converted to shares	—	—
Forfeited or cancelled	—	—
Balance, June 30, 2025	61,594	$8.60
Granted	89,254	$6.70
Vested	89,254	$6.70
Vested and converted to shares	—	—
Forfeited or cancelled	—	—
Balance, September 30, 2025	150,848	$7.48

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 10 — Stock-based Compensation (cont.)

The Company has recorded stock-based compensation expense for the three and nine months ended September 30, 2025 and 2024 related to the issuance of RSUs to employees and nonemployees in the condensed consolidated statement of operations and comprehensive loss as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Cost of revenue	$—	$—	$—	$—
Research and development	322	—	537	—
Sales, general and administrative	276	—	591	—
	$598	$—	$1,128	$—

Note 11 — Commitments and Contingencies

Operating and Finance Leases

As of September 30, 2025, the Company has lease agreements for the corporate headquarters and laboratory space.

The balances of the operating and finance lease related accounts as of September 30, 2025 and December 31, 2024 are as follows (in thousands):

	September 30, 2025	December 31, 2024
Operating and Finance leases
Right-of-use assets	$463	$600
Operating lease liabilities – Short-term	$228	$169
Operating lease liabilities – Long-term	$329	$502
Finance lease liabilities – Short-term	$19	$17
Finance lease liabilities – Long-term	$3	$18

The short-term lease liabilities and the long-term lease liabilities are included in other current liabilities and other noncurrent liabilities, respectively, on the Company’s condensed consolidated balance sheets.

The components of lease expense and supplemental cash flow information as of and for the three and nine months ended September 30, 2025 and 2024 are as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Lease Cost:
Operating lease cost	$55	$57	$171	$182

Other Information:
Cash paid for amounts included in the measurement of lease liabilities for the year ended	$72	$68	$240	$195
Weighted average remaining lease term – operating leases (in years)	2.3	3.3	2.3	3.3
Average discount rate – operating leases	10.00%	10.00%	10.00%	10.00%
Weighted average remaining lease term – financing leases (in years)	1.2	2.2	1.2	2.2
Average discount rate – financing leases	15.08%	15.08%	15.08%	15.08%

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 11 — Commitments and Contingencies (cont.)

Future minimum lease payments for the operating and finance leases are as follows as of September 30, 2025 (in thousands):

2025 remaining	$71
2026	290
2027	280
Total lease payments	641
Less: Interest	(62)
Total lease liabilities	$579

Litigation

From time to time, the Company may become involved in various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Management is not currently aware of any matters that may have a material adverse impact on the Company’s business, financial position, results of operations or cash flows.

Indemnification

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future but have not yet been made. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

No amounts associated with such indemnifications have been recorded as of September 30, 2025.

Non-cancelable Obligations

One of the Company’s contract manufacturers purchased raw materials for the benefit of the Company of $0.3 million at September 30, 2025 for which title to such materials had not transferred to the Company. The Company did not have any other non-cancelable contractual commitments as of September 30, 2025.

Royalty Commitments

The Company is required to make certain usage-based royalty payments to a vendor. The royalty amount is calculated based on the number of Evie Rings shipped, as adjusted for returns and refunds to customers, and the number of specified algorithms developed by the vendor that are included on the Evie Rings. The maximum amount of the royalty commitment is approximately $6.1 million, and the amount of the research and development expenses paid to the vendor will reduce the total royalty commitment amount. Through September 30, 2025, the Company has paid research and development expenses of approximately $0.9 million to the vendor. The amount of the royalty calculation for the three and nine months ended September 30, 2025 and 2024 was not significant.

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 12 — NET LOSS PER SHARE

The following table provides the computation of the basic and diluted net loss per share during the three and nine months ended September 30, 2025 and 2024 (in thousands, except share and per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Numerator:
Net loss	$(4,029)	$(7,201)	$(12,432)	$(19,111)
Denominator:
Weighted average shares used in computing net loss per share, basic and diluted	851,090	681,634	781,461	573,300

Net loss per share, basic and diluted	$(4.73)	$(10.56)	$(15.91)	$(33.34)

The potential shares of common stock that were excluded from the computation of diluted net loss per share for the nine months ended September 30, 2025 and 2024 because including them would have been antidilutive are as follows:

	Nine Months Ended September 30,
	2025	2024
Shares subject to options to purchase common stock	69,741	75,511
Shares subject to restricted stock units	150,848	—
Shares subject to warrants to purchase common stock	329,322	335,523
Total	549,911	411,034

Note 13 — Subsequent Events

Management of the Company evaluated events that have occurred after the balance sheet dates through the date these condensed consolidated financial statements were issued.

Merger Agreement

On November 6, 2025, the Company entered into the Merger Agreement, by and among the Company, Merger Sub and Corvex, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Corvex, with Corvex continuing as a wholly-owned subsidiary of Movano and the surviving company of the Merger.

Under the Exchange Ratio formula in the Merger Agreement, based upon a valuation for Corvex of $250.0 million, and a valuation for the Company of $10.0 million, upon the closing of the Merger (the “Closing”), on a pro forma basis and prior to taking into account (1) shares issuable by the Company pursuant to the Series A Subscription Agreement and the ChEF Purchase Agreement and (2) shares issuable by Corvex in connection with the Corvex Concurrent Financing, based upon the number of shares of Company common Stock expected to be issued in the Merger, pre-Merger Corvex stockholders would own approximately 96.2% of the combined company and pre-Merger Company stockholders would own approximately 3.8% of the combined company, in each case, on a fully-diluted basis (excluding out-of-the money options and warrants). Under the Exchange Ratio formula in the Merger Agreement, the relative ownership of the combined company by pre-Merger Corvex stockholders and pre-Merger Company stockholders will be adjusted to take into account funds raised in the Series A Purchase Agreement, the ChEF Purchase Agreement and the Corvex Concurrent Financing (based on a $6.25 post-Closing per share value). In addition, the Merger Agreement includes an earnout provision under which Corvex’s current stockholders and option holders would receive additional shares upon (1) the Company’s volume weighted average

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 13 — Subsequent Events (cont.)

share price exceeding $15.00 per share for 20 of any 30 consecutive trading days on or before the fifth anniversary of the Closing and (2) the Company’s volume weighted average share price exceeding $25.00 per share for 20 of any 30 consecutive trading days on or before the seventh anniversary of the Closing. On a pro forma basis assuming all such shares are issued and prior to taking into account shares issuable pursuant to the Series A Purchase Agreement, the ChEF Purchase Agreement and the Corvex Concurrent Financing, pre-Merger Corvex stockholders would own approximately 96.9% of the combined company and pre-Merger Company stockholders would own approximately 3.1% of the combined company, in each case, on a fully-diluted basis (excluding out-of-the money options and warrants). In addition, pursuant to the Merger Agreement, the relative ownership of the combined company by pre-Merger Corvex stockholders and pre-Merger Company stockholders is subject to adjustment in the event that the Company’s liabilities at Closing exceed $5.0 million or its expenditures through Closing exceed an agreed-upon budget.

Pursuant to the Merger Agreement, prior to Closing, the Company is permitted to market for sale its current operating assets and to the extent it is able to sell such assets and realize net proceeds after paying the balance due under the Loan Agreement (as defined below), and satisfying certain other reserve requirements, Movano is permitted to distribute such net proceeds to pre-merger Movano stockholders at Closing.

Series A Stock Financing

On November 6, 2025, the Company filed a Certificate of Designations (the “Certificate of Designations”) with the Secretary of State of the State of Delaware establishing a class of Company preferred stock to be designated as Series A Preferred Stock, par value $0.0001 per share (the “Series A Stock”). On November 6, 2025, the Company entered into a Preferred Stock Subscription Agreement (the “Series A Subscription Agreement”), with the investors party thereto (the “Series A Purchasers”), pursuant to which, the Company sold 3,000 shares of Series A Stock to the Series A Purchasers for a purchase price per share equal to $1,000 and an aggregate purchase price of $3,000,000.

The Series A Stock will automatically convert into shares of Company common stock upon the Closing, unless earlier converted or redeemed in accordance with the terms of the Certificate of Designations. The number of shares of Company common stock to which a holder of Series A Stock shall be entitled to receive upon conversion shall be equal to the Stated Value (as defined in the Certificate of Designations) of the Series A Stock being converted plus accrued and unpaid dividends divided by $5.50 (with any fractional shares being rounded up to the nearest whole share). The terms of the Series A Stock include a beneficial ownership limitation pursuant to which the Company is not permitted to effect any conversion of Series A Stock held by a holder to the extent that after giving effect to such issuance the holder and its affiliates would beneficially own in excess of 19.99% of the outstanding shares of common stock, unless stockholder approval has been obtained prior thereto as required under the rules and regulations of Nasdaq.

ChEF Equity Facility

On November 6, 2025, the Company entered into a ChEF purchase agreement (the “ChEF Purchase Agreement”) and CHEF registration rights agreement (the “ChEF Registration Rights Agreement”), each with Chardan Capital Markets LLC (“Chardan”) related to a “ChEF,” Chardan’s committed equity facility.

Pursuant to the ChEF Purchase Agreement, the Company has the right from time to time to sell to Chardan up to the lesser of (i) $1,000,000,000 in aggregate gross purchase price of newly issued shares of Company common stock, and (ii) the Exchange Cap (as defined below), subject to certain conditions and limitations set forth in the ChEF Purchase Agreement. The Company is under no obligation to sell any securities to Chardan under the ChEF Purchase Agreement. Sales of Company common stock to Chardan under the ChEF Purchase Agreement, and the timing of any sales, will be determined by the Company from time to time, subject to prior written consent by Corvex prior to the Closing. Under the applicable rules and regulations of Nasdaq, in no event may the Company

Movano Inc.

Notes to Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

Note 13 — Subsequent Events (cont.)

issue to Chardan under the ChEF Purchase Agreement more than 19.99% of the shares of the Company common stock outstanding immediately prior to the execution of the ChEF Purchase Agreement (the “Exchange Cap”), unless the Company’s stockholders have approved the issuance of Company common stock pursuant to the ChEF Purchase Agreement in excess of the Exchange Cap in accordance with the applicable rules and regulations of Nasdaq or such approval is not required in accordance with the applicable rules and regulations of Nasdaq or otherwise because the average price of all applicable sales of Company common stock to Chardan pursuant to the ChEF Purchase Agreement equals or exceeds $5.30 per share, which represents the “Nasdaq Minimum Price” as of the date of the execution of the ChEF Purchase Agreement.

Amendments to Bridge Loan (Related Party)

On November 3, 2025, the Company entered into an amendment (the “First Amendment”) to the Bridge Loan (See Note 5). The First Amendment provided for an extension of the maturity date of the Bridge Loan to November 5, 2025.

On November 6, 2025, the Company entered into a second amendment to the Bridge Loan (the “Second Amendment”). The Second Amendment provides for an extension of the maturity date of the Bridge Loan to March 31, 2026 in exchange for the Company’s agreeing that upon any sale or other disposition of all or substantially all the Company’s assets prior to closing of the Merger, it will be obligated to repay the $1.5 million principal of the Bridge Loan, plus any other outstanding obligations plus a $3.0 million repayment premium. The Second Amendment further provides that if the outstanding obligations under the Bridge Loan are not satisfied prior to Closing, the Company’s intellectual property and other assets associated with its business prior to Closing will be transferred to the Lender in full satisfaction of such obligations. As a result, the remaining unamortized original issue discount will be amortized using the effective interest method over the amended term ending March 31, 2026. The effective interest rate as of the modification date was approximately 111.64%. No additional proceeds were received in connection with either amendment.

Cancellation of RSUs and Grant of Options

On October 1, 2025, the Company granted 51,258 RSUs to employees in lieu of salary for the period from October 1, 2025, to December 31, 2025. The Company also granted 10,549 RSUs to Directors in lieu of cash compensation for the period from October 1, 2025, to December 31, 2025. The awards were to be converted into shares on the earlier of (a) the date of a Change of Control, (b) promptly following the date of grantee’s separation of service, and (c) December 31, 2025. See Note 10 for a description of RSUs granted to Company employees and directors during previous periods in lieu of cash compensation.

On November 5, 2025, the Company cancelled all 171,806 RSUs previously granted to employees and all 40,849 RSUs previously granted to directors, in each case in lieu of cash compensation, and, as replacement therefor, issued 238,992 Nonqualified Stock Options (“NSOs”) to employees and 61,250 NSOs to directors which vest immediately on the grant date. The Company also granted an additional 80,000 NSOs to employees and 61,000 NSOs to directors, which vest immediately on the grant date. The grants covered a total of 441,242 shares of common stock, at an exercise price of $1.25 per share. The replacement awards increased the fair value of the awards held by the employees and directors by $0.4 million, which will be recognized as additional compensation expense in fiscal year 2025. Total share-based compensation cost as of the issuance date of the NSOs was $1.9 million.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Corvex, Inc.

Arlington, Virginia

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Corvex, Inc. (the “Company”) as of December 31, 2024, the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the period from October 21, 2024 (inception) through December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the period from October 21, 2024 (inception) through December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company’s auditor since 2025.

Potomac, Maryland

December 19, 2025

CORVEX, INC.
BALANCE SHEET
(in thousands, except share and per share data)

December 31, 2024

Assets
Current assets:
Cash and cash equivalents	$3,793
Prepaid expenses and other current assets	86
Total current assets	3,879
Property and equipment, net	18,671
Deferred tax asset	54
Total assets	$22,604
Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	816
Accrued liabilities	15
Total current liabilities	831
Warrant liabilities	3,530
Total liabilities	$4,361
Commitments and contingencies (Note 3)
Convertible preferred stock
Convertible preferred stock, $0.00001 par value per share, 13,464,000 shares authorized as of December 31, 2024; 8,976,000 shares issued and outstanding as of December 31, 2024	18,450
Stockholders’ deficit
Class A common stock, $0.00001 par value per share, 22,000,000 shares authorized as of December 31, 2024; 7,905,000 shares issued and outstanding as of December 31, 2024	—
Additional paid-in capital	4,104
Accumulated deficit	(4,311)
Total stockholders’ deficit	(207)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$22,604

The accompanying notes are an integral part of these audited financial statements.

CORVEX, INC.
STATEMENT OF OPERATIONS
(in thousands, except share and per share data)

For the period from Inception (October 21, 2024) to December 31, 2024
Revenue	$—
Operating Expenses:
Technology and infrastructure	122
Sales and marketing	13
General and administrative	4,276
Loss from operations	(4,411)
Other income, net	46
Loss before benefit for income taxes	(4,365)
Income tax benefit	54
Net loss	(4,311)
Cumulative preferred dividends allocated to preferred stockholders	(193)
Net loss attributable to common stockholders, basic and diluted	$(4,505)

Net loss per share attributable to common stockholders, basic and diluted	$(1.59)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	2,839,437

The accompanying notes are an integral part of these audited financial statements.

CORVEX, INC.
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional paid-in capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, October 21, 2024	—	$—	—	$—	$—	$—	$—
Issuance of convertible preferred stock, net of issuance costs of $20 thousand	8,976,000	18,450	—	—	—	—	—
Issuance of common stock	—	—	7,905,000	—	—	—	—
Stock-based compensation expense	—	—	—	—	4,104	—	4,104
Net loss	—	—	—	—	—	(4,311)	(4,311)
Balance, December 31, 2024	8,976,000	$18,450	7,905,000	$—	$4,104	$(4,311)	$(207)

The accompanying notes are an integral part of these audited financial statements.

CORVEX, INC.
STATEMENT OF CASH FLOWS
(in thousands)

For the period from Inception (October 21, 2024) to December 31, 2024
Cash flows from operating activities:
Net loss	$(4,311)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	4,104
Deferred income taxes	(54)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(86)
Accounts payable	16
Accrued liabilities	15
Net cash used in continuing operations	(316)
Cash flows from investing activities:
Purchase of property and equipment	(17,871)
Net cash used in investing activities	(17,871)
Cash flows from financing activities:
Issuance of convertible preferred stock and detachable warrants, net of issuance costs	21,980
Net cash provided by financing activities	21,980
Net increase in cash and cash equivalents	$3,793
Cash and cash equivalents – beginning of period	—
Cash and cash equivalents – end of period	$3,793
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$—
Non-cash investing and financing activities:
Accounts payable related to property and equipment additions	$800

The accompanying notes are an integral part of these audited financial statements.

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

1. Overview and Summary of Significant Accounting Policies

Organization and Description of Business

Corvex, Inc., (the “Company” or “Corvex”, “We”) is a corporation established under the corporation laws in the State of Delaware on October 21, 2024 under the name Klustr Inc. In February 2025, the legal name was changed Corvex Inc. The 2024 financial statements present the Company under its current legal name and note the prior name for reference. The Company offers an artificial intelligence (“AI”) cloud computing services specializing in graphics processing unit (“GPU”) accelerated infrastructure for AI workloads. The Company is headquartered in Arlington, Virginia. As of December 31, 2024, the Company has not generated any revenues.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from these estimates. Significant estimates made by the Company are related to valuation of warrant liabilities and fair value of share based awards as of grant date.

Concentration of Risk

The Company is subject to certain risks and uncertainties that could have a material adverse effect on its business, financial condition, results of operations, or cash flows primarily due to concentration of credit risk, significant customers, and supplier concentration.

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with high-quality financial institutions in the United States, where the composition and maturities are regularly monitored by the Company.

Cash and Cash Equivalents

Cash consists of cash in banks and bank deposits. The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains cash balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. As of December 31, 2024 there were no cash equivalents.

Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis. Fair value is determined based on assumptions that market participants would use in pricing an asset or liability at the measurement date. The Company maximizes the use of observable inputs when available and minimizes the use of unobservable inputs when determining fair value.

The Company’s financial instruments include cash and cash equivalents, accounts payable, accrued liabilities and warrant liabilities. Cash and cash equivalents, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. Warrant liabilities are stated at fair value on a recurring basis. Adjustments to the fair value of warrants are recorded as other income, net within the statement of operations.

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

1. Overview and Summary of Significant Accounting Policies (cont.)

Property and Equipment, Net

Property and equipment comprises technology equipment (servers, switches, and other equipment) intended to be used in the Company’s operations. As of December 31, 2024 they have not been placed into service for their intended use. Accordingly, no depreciation has commenced during the period from the inception date through December 31,2024. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Management estimates the useful lives of the technology equipment to be five (5) years.

Expenditures for maintenance and repairs that do not extend the lives of the respective assets are expensed as incurred. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment subject to depreciation, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The recoverability of the long-lived assets is assessed by comparing the undiscounted future cash flows expected to be generated by the asset to its carrying value. If the carrying amount of a long-lived asset exceeds the expected undiscounted cash flows, an impairment loss is recognized in an amount equal to the excess of the asset’s carrying value over its fair value. Fair value is determined using valuation techniques such as discounted cash flow models, market comparisons, and, where applicable, independent third-party appraisals. For the period from inception date through December 31, 2024, no impairment charges were recorded.

Technology and Infrastructure

Technology and infrastructure expense consists of costs associated with our infrastructure, such as personnel costs for employees associated with research and development of new and existing products and services or with maintaining our computing infrastructure, such as salaries, bonuses, benefits, stock-based compensation expense, travel expenses, and other related expenses.

Sales and Marketing

Sales and marketing expense consists of expenses associated with promoting and marketing the Corvex Cloud Platform. Advertising costs, which are expensed as incurred were immaterial during the period from inception date through December 31, 2024 and included in sales and marketing expenses in the statement of operation.

General and Administrative

General and administrative expense consists of costs associated with corporate functions including the Company’s finance, legal, human resources, and facilities. These costs include personnel costs, such as salaries and stock-based compensation expense, third-party professional services costs, such as legal, accounting, and audit services, and other costs necessary to operate the Company’s corporate functions.

Stock-Based Compensation

The Company recognizes stock-based compensation expense for employee, officer, director and non-employee stock options and stock awards on a straight-line basis over the requisite service period.

The Company measures the fair value of stock options at the grant date using the Black-Scholes option pricing model. The Company has elected to recognize the actual forfeitures by reducing the employee stock-based compensation expense in the same period as the forfeitures occur.

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

1. Overview and Summary of Significant Accounting Policies (cont.)

To value stock options the Company uses the Black-Scholes option-pricing model which requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the stock option, the expected volatility of the price of the Company’s common stock, risk-free interest rates, and the expected dividend yield of common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

Stock-based compensation expense is recognized over the requisite service period, which is generally the vesting period, using the straight-line method and is based on the value of the portion of stock-based award that is ultimately expected to vest.

Fair Value of Common Stock

Given the absence of a public trading market for the Company’s common stock, the Company utilized methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants’ Practice Aid: Valuation of Privately Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the fair value, a number of objective and subjective factors were considered, which include factors such as: contemporaneous valuations performed by independent third-party specialists; the prices at which the Company sold shares of its convertible preferred stock to outside investors in arms-length transactions, and the superior rights, preferences, and privileges of the convertible preferred stock relative to the common stock at the time of each sale; the progress of the Company’s research and development programs, including their stages of development, and the Company’s business strategy; external market and other conditions affecting the industry in which the Company operates, and trends and developments within the industry; the Company’s financial position, including cash on hand; the lack of an active public market for the Company’s common stock; the analysis of initial public offerings and the market performance and volatility of peer companies in the industry, as well as completed mergers and acquisitions of peer companies; and the material risks related to its business and industry, its results of operations and financial position, including its levels of capital resources, among other factors.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it is able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company records an adjustment to the deferred tax asset valuation allowance, which reduces the provision for income taxes.

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) are the co-chief executive officers. The co-chief executive officers manage operations and business as one operating segment for the purposes of allocating resources, making operating decisions and evaluating financial performance.

For the Company’s one segment, the co-chief executive officers use net income (loss) to allocate resources, which is reported on the statement of operations. The co-chief executive officers also use net income (loss), along with non-financial inputs and qualitative information, to evaluate the Company’s performance, establish

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

1. Overview and Summary of Significant Accounting Policies (cont.)

compensation and decide the level of investment in various operating activities and other capital allocation activities. Significant segment expenses that the CODM reviews and utilizes to manage the Company’s operations are technology and infrastructure, sales and marketing, and general and administrative expenses, which are presented in the Company’s statement of operations.

The measure of segment assets is reported on the balance sheet as Total assets.

Recent Accounting Pronouncements Adopted

As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The JOBS Act does not preclude an EGC from early adopting new or revised accounting standards codification. The Company has elected to use extended transition periods permissible under the JOBS Act, while also early adopting certain accounting pronouncements. The adoption dates discussed below reflect these elections.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires additional segment-related disclosures on an annual and interim basis, to enable investors in developing more informed and actionable analyses. This guidance is effective for the annual periods beginning after December 15, 2023, and for interim periods beginning after December 15, 2024 with early adoption permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this guidance effective on October 21, 2024, without a material impact on its financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the effective tax rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires more detailed disclosures, on an annual and interim basis, about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the statements of operations. This guidance as further clarified through ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) will be effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the guidance on capitalizing costs for internal-use software by eliminating predefined development stages and introducing a principles-based approach focused on probable completion and use. The standard is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of this standard on our financial statements and related disclosures.

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

2. Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement, which establishes a framework for measuring fair value and a fair value hierarchy based on the observability of inputs. This hierarchy prioritizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value as follows:

Level 1 —	Observable inputs such as quoted prices in active markets for identical assets or liabilities.
Level 2 —

Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable inputs that are supported by little or no market activity, which require management judgment or estimation.

As of December 31, 2024, warrant liability was the only Company’s financial liability measured at fair value on a recurring basis. The following table presents the hierarchy fair value as of the end of the reporting period (in thousands):

	Fair Value Hierarchy	December 31, 2024
Warrant liabilities	Level 3	$3,530
Total		$3,530

The Company’s valuation of the warrant liabilities utilized the Black — Scholes option-pricing model. This valuation technique involve management’s estimates and judgment based on unobservable inputs and are classified in Level 3. The fair value estimates may not be indicative of the amounts that would be realized in a market exchange. Additionally, there may be inherent uncertainties or changes in the underlying assumptions used, which could significantly affect the current or future fair value estimates. The Company uses a third-party valuation firm to assist in the determination of the fair value of the Warrant liability. The tables below summarize the valuation inputs into the Black Scholes model for the liability as of issuance date and December 31, 2024. There was no change in the fair value of the warrant liabilities between the issuance date, November 18, 2024 and December 31, 2024 as there were no significant changes in the Company’s activity during that period.

November 18 and December 31, 2024
Fair value of Series Seed preferred stock	$2.45
Volatility	90.0%
Risk-free rate	4.0%
Dividend yield	—%

3. Commitments and Contingencies

Litigation

The Company is involved in a dispute with a former consultant regarding amounts the consultant alleges are owed for services purportedly provided during the year ended December 31, 2024. The Company disputes the allegations. Management has concluded that a loss, which is estimated to be between $0 and $214 thousand, related to this matter is not probable, and therefore no accrual has been recorded.

Because this matter is in its early stages, the ultimate resolution and timing cannot be predicted at this time.

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

4. Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock

As of December 31, 2024, the Company had one class of convertible preferred stock, designated as Series Seed Preferred Stock. The Company was authorized to issue 13,464,000 shares of Series Seed Preferred Stock, of which 8,976,000 shares were issued in November 18, 2024 at a purchase price of $2.45098 per share for total gross proceeds of $22,000 thousand. In connection with the issuance of the Series Seed Preferred Stock, investors also received Warrants to purchase additional shares of preferred stock at an exercise price of $4.90196 per share, expiring 5 years from the issuance date. In total there were 4,488,000 warrants issued. Because the Warrants were issued together with the Series Seed Preferred Stock but are legally detachable and separately exercisable, the proceeds from the issuance were allocated between the Series Seed Preferred Stock and the Warrants. The amount allocated to Warrants was based on estimated fair value of $3,530 thousand with the residual amount of $18,450 thousand allocated to Series Seed Preferred Stock. The Series Seed Warrants were required to be recognized as a liability due to the potential cash settlement.

The holders of the convertible preferred stock have the following rights, preferences, and privileges:

Voting

Except as provided by law or by the Company’s certificate of incorporation, the holders of convertible preferred stock have full voting rights, equivalent to the voting rights of holders of common stock, as if converted. The preferred and common stockholders vote together as a single class, except as provided by law or by the Company’s certificate of incorporation.

Dividends

Holders of the convertible preferred stock are entitled to participate in any dividends distributed to holders of common stock, as if converted.

Holders of the Series Seed convertible preferred stock are entitled to a cumulative dividend that accrues from day-to-day at a rate of 8% of the original issue price of $2.45 per share plus the amount of previously accrued dividends. Cumulative dividends are payable only when, as, and if declared by the Board of Directors. The holders of Series Seed convertible preferred stock are entitled to receive the cumulative dividends prior and in preference to the payment of any other dividend.

Conversion

Each share of redeemable convertible preferred stock is convertible at any time at the election of the holder into preferred stock. The conversion rate is determined by dividing the original issue price, the accumulated stated value plus accrued and unpaid dividends (without double counting), by the conversion price at the time of conversion, with the conversion price initially equal to the original issue price, subject to customary anti-dilutive adjustments for stock splits, dividends, and other applicable corporate events. As of December 31, 2024, each share of redeemable convertible preferred stock was convertible into one share of preferred stock.

Conversion is mandatory upon the occurrence of either: (i) an IPO resulting in at least $50 million in gross proceeds to the Company, or (ii) the election by the holders of a majority of the redeemable convertible preferred stock, voting together as a single class, if in connection with a Deemed Liquidation Event (as defined in the Company’s certificate of incorporation) in which the holders of Series Seed redeemable convertible preferred stock will receive consideration per share that is less than the accumulated stated value.

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

4. Convertible Preferred Stock and Stockholders’ Deficit (cont.)

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or any Deemed Liquidation Event (including mergers or consolidations), holders of Series Seed convertible preferred stock are entitled to be paid out of any funds available for distribution, and the holders of convertible preferred stock may elect to redeem their shares in the event the shares are not redeemed by the Company within 90 days of the consummation of such transactions, before any payments are made to holders of common stock. Holders are entitled to the greater of: (x) the original issue price of the Series Seed convertible preferred stock, the accumulated stated value plus accrued and unpaid dividends, or (y) the amount per share that would have been payable had all convertible preferred stock been converted immediately prior to the liquidation.

Optional Redemption

The holders have the option, but not the obligation, to force the Company to redeem their shares for a redemption price equal to the accumulated stated value per share plus accrued and unpaid dividends, with such option being accelerated upon the occurrence of a change of control. The Company concluded that the redemption features were embedded within the respective shares of stock and were not required to be bifurcated because the redemption features would not meet the definition of a derivative if they were freestanding.

Classification of Convertible Preferred Stock

Although the Company’s convertible preferred stock is not mandatorily redeemable, it is classified outside of stockholders’ deficit because it is contingently redeemable upon certain Deemed Liquidation Events outside the Company’s control. Accordingly, redeemable convertible preferred stock is presented outside of permanent equity in the mezzanine section of the balance sheets. The redeemable convertible common stock is not being remeasured to redemption value because the redemption rights are contingently exercisable upon the occurrence of events that are not within the control of the holders, the contingent events were not deemed probable of occurring at any time during the periods presented, and therefore, the instruments were not deemed probable of becoming redeemable.

Common Stock

As of December 31, 2024, the Company was authorized to issue 22,000,000 shares of common stock, respectively, with a par value of $0.00001 per share. As of December 31, 2024, the Company had one class of common stock. Common stockholders are entitled to receive any dividends if and when declared by the Board, and upon liquidation or dissolution, are also entitled to receive all assets legally available for distribution to stockholders, ratably in proportion to the number of shares held, subject to the rights of preferred stockholders. As of December 31, 2024, no dividends on the Company’s common stock had been declared by the Board.

Voting

Holders of common stock are entitled to one vote per share.

Dividend and Liquidation Rights

Holders of common stock participate in any dividends declared by the Company, subject to the rights of preferred stockholders. In the event of liquidation, dissolution, or winding up of the Company, holders of common stock are entitled to share in any distribution of assets remaining after payment of liabilities, subject to the rights of preferred stockholders.

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

4. Convertible Preferred Stock and Stockholders’ Deficit (cont.)

Stock Option Plan

In November 2024, the Company adopted a stock option plan (the “2024 Equity Incentive Plan” or the “Plan”). The purpose of the Plan is to provide incentives to attract, retain, and motivate eligible persons whose potential contributions are important to the success of the Company by offering those eligible persons an opportunity to participate in the Company’s future performance through the grant of awards of common stock. The total number of shares authorized by the Board to be issued under the Plan are 2,295,000 shares as of December 31, 2024. In the event that shares previously issued under the Plan are reacquired by the Company pursuant to a forfeiture provision, right of first refusal, or repurchase by the Company, such shares shall be added back to the number of shares then available for issuance under the Plan. As of December 31, 2024, 1,000,000 shares were available for issuance under the Plan.

The Company may grant stock options to employees, contractors, or other entities in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. Stock options may be treated as incentive stock options or nonqualified stock options depending on the specific circumstances of an optionee’s relationship with the Company and the number of stock options vesting or exercised in a calendar year. Stock options granted under the Plan generally vest over a four-year period. The stock options granted under the Plan will expire after ten years from the time of their grant. The Company issues common stock upon the exercise of stock options.

Certain stock options granted under the Plan provide option holders the right to elect to exercise unvested options in exchange for shares of common stock. Such unvested shares of common stock are subject to a repurchase right held by the Company at the lower of the original issuance price or the fair value of the stock at the date of repurchase in the event the optionee’s service to the Company is terminated either voluntarily or involuntarily. The repurchase right lapses as the underlying shares vest. The proceeds from the early exercise of stock options are treated as a refundable deposit and are recorded within accrued expenses and reclassified to additional paid-in capital as the Company’s repurchase right lapses. Common stock purchased pursuant to an early exercise of stock options is not deemed to be outstanding for accounting purposes until those shares vest.

The following table summarizes stock option activity under the Plan (share data and aggregate intrinsic value in thousands):

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In Thousands)
Balance, October 21, 2024
Options granted	1,295,000	$0.00001
Options exercised	—	—
Balance, December 31, 2024	1,295,000	0.00001	9.8	1,386
Vested and expected to vest as of December 31, 2024	1,295,000	0.00001	9.8	1,386
Exercisable at December 31, 2024(1)	1,193,000	$0.00001	9.8	1,276

____________

(1)      The options exercisable at December 31, 2024 are non-vested options permitted to be early exercised. The shares would be subject to a repurchase option if exercised.

The weighted-average grant date fair value of stock options granted during the period from inception date through December 31, 2024 was $1.07 per share.

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

4. Convertible Preferred Stock and Stockholders’ Deficit (cont.)

The Black-Scholes option-pricing model assumptions used to value the employee and non employee stock options at the grant dates were as follows, presented on a weighted-average basis except for the fair value of common stock which only had one fair value in the period:

For the period from Inception (October 21, 2024) to December 31, 2024
Fair value of common stock	$1.07
Expected volatility	72.4%
Expected term (in years)	6.1
Risk-free interest rate	4.2%
Expected dividend yield	0%

These assumptions and estimates were determined as follows:

Expected Volatility — As there is no public market for the Company’s common stock, the expected volatility was determined using the historical volatilities of publicly listed peer companies over a period equivalent to the expected term of the awards.

Expected Term — The expected term represents the period that the stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method because the Company does not have sufficient option exercise history. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock options.

Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term of the stock options at the time of grant.

Expected Dividend Yield — The expected dividend is assumed to be zero, as the Company has never paid dividends on its common stock and has no current plans to do so.

Common Stock Awards

During the period from the inception date through December 31, 2024, the Company issued 4,305,000 shares of common stock awards to its founders. The service period of four years is defined by the Company’s right to repurchase the shares, which lapses monthly over the defined vesting period. The grant date fair value for these common awards was $1.07 per share with an aggregate grant date fair value of $4,598 thousand. For the period from the inception date through December 31, 2024 the Company recognized stock compensation expense of $205 thousand related to these common stock awards.

During the period from the inception date through December 31, 2024, the Company issued 3,600,000 fully vested shares of common stock awards to non employees who act as a advisors to the Company. The awards contain no service requirement thus are not subject to a repurchase right. The grant date fair value for these common awards was $1.07 per share with an aggregate grant date fair value of $3,845 thousand. For the period from the inception date through December 31, 2024, the Company recognized stock compensation expense of $3,845 thousand related to these common stock awards.

Stock-Based Compensation Expense

As of December 31, 2024, unrecognized stock-based compensation expense related to unvested stock options was $1,332 thousand, which is expected to be recognized over a weighted-average period of 3.8 years.

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

4. Convertible Preferred Stock and Stockholders’ Deficit (cont.)

As of December 31, 2024, unrecognized stock-based compensation expense related to unvested common stock awards was $4,393 thousand, which is expected to be recognized over a weighted-average period of 3.8 years.

Stock-based compensation expense is included in the following components of expenses within the statements of operations (in thousands):

For the period from Inception (October 21, 2024) to December 31, 2024
Technology and infrastructure	$121
General and administrative	3,983
Total stock-based compensation expense	$4,104

5. Income Taxes

The benefit for income taxes were as follows:

For the period from Inception (October 21, 2024) to December 31, 2024
Deferred:
Federal	$(41)
State	(13)
Total benefit from income taxes	$(54)

The provision for income taxes differs from the amount computed by applying the statutory federal tax rate as follow

Tax benefit at US statutory rate:
Federal tax benefit	(917)
State tax benefit	(15)
$(932)
Stock-based compensation	850
Other	27
Total	$(54)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets as of December 31, 2024 were as follows (in thousands):

December 31, 2024
Deferred Tax Asset:
Intangibles	$12
Other	42
Total deferred tax asset	$54

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

5. Income Taxes (cont.)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the deferred tax assets will be realized; accordingly, no valuation allowance has been established on U.S. net deferred tax assets.

As of December 31, 2024, we had net operating loss carryforwards of approximately $100 thousand for federal income tax purposes. As a result of the Tax Cuts and Jobs Act, the net operating loss carry over will carry over indefinitely and losses are limited to 80% of taxable income.

The Company complies with ASC 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return. This pronouncement sets a “more likely than not” criterion for recognizing the tax benefit of uncertain tax positions. As of December 31, 2024, no material uncertain tax positions were identified.

We file income tax returns in the U.S. federal jurisdiction, various state jurisdictions. As of December 31, 2024, all of the years remain open to examination by the federal and state tax authorities for three or four years from the tax year in which net operating losses or tax credits are utilized. There have been no examinations of our income tax returns by any tax authority.

The application of Accounting Standards Update (ASU) 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, impacted recognition of net operating losses associated with stock-based compensation deductions. As a result, the Company increased its deferred tax assets by $14 thousand during the year ended December 31, 2024.

6. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except share and per share data):

For the period from Inception (October 21, 2024) to December 31, 2024
Numerator:
Net loss	$(4,311)
Less: Cumulative preferred dividends allocated to preferred shareholders	(193)
Net loss attributable to common stockholders, basic and diluted	$(4,505)
For the period from Inception (October 21, 2024) to December 31, 2024
Denominator:
Weighted-average shares used in computing net loss attributable to common stockholders, basic and diluted	2,839,437
Net loss per share attributable to common stockholders, basic and diluted	$(1.59)

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

6. Net Loss Per Share Attributable to Common Stockholders (cont.)

As the Company was in a net loss position for the period ended December 31, 2024, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been antidilutive. The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

For the period from Inception (October 21, 2024) to December 31, 2024
Convertible preferred stock	8,976,000
Outstanding warrants to purchase preferred stock	4,488,000
Unvested common stock awards	4,305,000
Unvested stock options	1,295,000
Total	19,064,000

7. Related-Party Transactions

The Company’s related parties include members of management, the Company’s board of directors, and entities in which such individuals have the ability to exercise significant influence.

During the periods presented, the Company did not enter into any transactions with related parties that resulted in amounts being recognized in the financial statements. Accordingly, there were no related-party revenues or expenses recorded, and there were no amounts due to or due from related parties as of December 31, 2024.

The Company has not provided, and is not party to, any guarantees, commitments, or contingent obligations with related parties.

8. Geographic Information

As of December 31, 2024 all of the Company’s long-lived assets were located in the United States.

9. Subsequent Events

In preparing the financial statements as of and for the period ended December 31, 2024, the Company evaluated subsequent events through December 19, 2025 which is the date the financial statements were available to be issued. The Company noted no subsequent events through December 19, 2025 that would materially impact the financial statements, except for the following:

Lease Agreements

On September 29, 2025, Corvex entered into a thirty six month, $11,693 thousand equipment lease with Data Sales Co., Inc. (“DSC”) to deploy servers in a Delaware colocation facility. Monthly payments under the lease total $359 thousand with the first payment due October 29, 2025. The lease has an estimated residual value of 35% and an implicit interest rate of approximately 6.8%.

In December 2024 and April 2025, the Company signed three year co-location agreements that commenced in January 2025 and September 2025, respectively, and were classified as operating leases. Monthly payments under those leases are $76 thousand and $55 thousand, respectively.

Corvex, Inc.
NOTES TO FINANCIAL STATEMENTS

9. Subsequent Events (cont.)

Simplified Agreement for Future Equity Arrangements (SAFEs)

From October through November 2025 and in contemplation of the Merger described below, Corvex issued SAFEs to investors for aggregate proceeds of $37.1 million. The SAFEs and provide holders with the right to receive equity upon the occurrence of a future financing, reverse merger, liquidity event, or dissolution event.

Merger with Movano Inc. (Movano)

In November 2025, the Company entered into a Merger Agreement whereby Thor Merger Sub, Inc., a wholly-owned subsidiary of Movano, will merge with and into Corvex, with Corvex surviving as a wholly-owned subsidiary of Movano. In connection with the closing of the merger, Movano will change its name to Corvex, Inc.

The merger is structured as an all-stock transaction. Each outstanding share of Corvex capital stock will convert into Movano common stock based on an exchange ratio of 1.891 with the potential for additional shares to be issued upon achievement of post-closing share-price earn out targets for $15 and $25 per share.

Consummation of the merger is subject to certain closing conditions, including, among other things, (a) approval by the requisite Movano and Corvex stockholders of the adoption and approval of the Merger Agreement, the Merger and the transactions contemplated thereby, (b) Nasdaq’s approval of the listing of the shares of Movano common stock to be issued in connection with the Merger, (c) the effectiveness of a registration statement on Form S-4 to register the shares of Movano common stock to be issued in connection with the merger, and (d) the absence of any orders or injunctions by any governmental entity that would prohibit consummation of the Merger.

CORVEX, INC.

CONDENSED BALANCE SHEETS

(in thousands, except share and per share data)

(unaudited)

	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$2,675	$3,793
Accounts receivable	205	—
Prepaid expenses and other current assets	169	86
Total current assets	3,049	3,879
Property and equipment, net	28,162	18,671
Operating lease right-of-use assets	4,107	—
Deferred tax asset	933	54
Total assets	$36,251	$22,604
Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable	420	816
Accrued liabilities	366	15
Deferred revenue	41	—
Operating lease liabilities, current	1,522	—
Finance lease liabilities, current	3,636	—
Total current liabilities	5,985	831
Operating lease liabilities, non-current	2,503	—
Finance lease liabilities, non-current	8,056	—
Warrant liabilities	4,054	3,530
Total liabilities	$20,598	$4,361
Commitments and contingencies (Note 6)
Convertible preferred stock
Convertible preferred stock, $0.000001 par value per share, 13,464,000 shares authorized as of September 30, 2025 and December 31, 2024; 8,976,000 shares issued and outstanding as of September 30, 2025 and December 31, 2024.	18,450	18,450
Stockholders’ deficit
Class A common stock, $0.00001 par value per share, 22,000,000 shares authorized as of September 30, 2025 and December 31, 2024; 7,999,656 and 7,905,000 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively.	—	—
Additional paid-in capital	5,354	4,104
Accumulated deficit	(8,151)	(4,311)
Total stockholders’ deficit	(2,797)	(207)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$36,251	$22,604

The accompanying notes are an integral part of these unaudited condensed financial statements.

CORVEX, INC.

CONDENSED STATEMENT OF OPERATIONS

(in thousands, except share and per share data)

(unaudited)

Nine months ended September 30, 2025
Revenue	$4,802
Operating expenses:
Cost of revenue (exclusive of depreciation)	1,255
Technology and infrastructure	4,769
Sales and marketing	642
General and administrative	2,402
Loss from operations	(4,266)
Other income, net	71
Loss on fair value of warrant liabilities	(524)
Loss before benefit for income taxes	(4,719)
Income tax benefit	879
Net loss	(3,840)
Cumulative preferred dividends allocated to preferred stockholders	(1,328)
Net loss attributable to common stockholders, basic and diluted	$(5,168)

Net loss per share attributable to common stockholders, basic and diluted	$(1.27)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	4,075,047

The accompanying notes are an integral part of these unaudited condensed financial statements.

CORVEX, INC.

CONDENSED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share data)

(unaudited)

	Preferred Stock		Common Stock		Additional paid-in capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2024	8,976,000	$18,450	7,905,000	$—	$4,104	$(4,311)	$(207)
Issuance of common stock upon exercise of stock options	—	—	94,656	—	—	—	—
Stock-based compensation expense	—	—	—	—	1,250	—	1,250
Net loss	—	—	—	—	—	(3,840)	(3,840)
Balance, September 30, 2025	8,976,000	$18,450	7,999,656	$—	$5,354	$(8,151)	$(2,797)

The accompanying notes are an integral part of these unaudited condensed financial statements.

CORVEX, INC.

CONDENSED STATEMENT OF CASH FLOWS

(in thousands)

(unaudited)

Nine months ended September 30, 2025
Cash flows from operating activities:
Net loss	$(3,840)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	2,497
Non-cash lease expense	576
Loss on fair value of warrant liabilities	524
Stock-based compensation	1,250
Deferred income taxes	(879)
Changes in operating assets and liabilities:
Accrued liabilities	323
Accounts receivable	(205)
Prepaid expenses and other current assets	(83)
Accounts payable	203
Operating lease liabilities	(659)
Deferred revenue	41
Net cash used in continuing operations	(252)
Cash flows from investing activities:
Purchase of property and equipment	(894)
Net cash used in investing activities	(894)
Cash flows from financing activities:
Proceeds from stock options exercised	28
Net cash provided by financing activities	28
Net decrease in cash and cash equivalents	(1,118)
Cash and cash equivalents – beginning of period	3,793
Cash and cash equivalents – end of period	$2,675
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$—

Non-cash investing and financing activities:
Finance lease right of use assets acquired through lease liability	$11,693
Operating lease right of use assets acquired through lease liability	$4,684
Accounts payable related to property and equipment additions	$201

The accompanying notes are an integral part of these unaudited condensed financial statements.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. Overview and Summary of Significant Accounting Policies

Organization and Description of Business

Corvex, Inc., (the “Company” or “Corvex”, “We”) is a corporation established under the corporation laws in the State of Delaware on October 21, 2024 under the name Klustr Inc. In February 2025, the legal name was changed to Corvex Inc. These condensed unaudited interim financial statements as of September 30, 2025 and for nine months then ended present the Company under its current legal name. The Company offers an artificial intelligence (“AI”) cloud computing services specializing in graphics processing unit (“GPU”) accelerated infrastructure for AI workloads. The Company is headquartered in Arlington, Virginia.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement have been included. Interim results are not necessarily indicative of results that may be expected for the nine months ended September 30, 2025 or other interim periods.

The Condensed Balance Sheet as of December 31, 2024 has been derived from the audited financial statements at that date but does not include all of the information required by GAAP for complete financial statements.

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the unaudited condensed financial statements and the accompanying notes. Actual results could differ materially from these estimates. Significant estimates used in the preparation of these unaudited condensed financial statements include but are not limited to the following: revenue, assumptions used in accounting for income taxes, warrant liabilities, incremental borrowing rate used for leases, fair values of stock-based compensation and fair value of common stock. Management believes these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements. Actual results could differ from those estimates.

Foreign Currency

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured to the functional currency at period-end exchange rates. During nine months ending September 30, 2025 the Company had no transactions in foreign currency.

Concentration of Risk

The Company is subject to certain risks and uncertainties that could have a material adverse effect on its business, financial condition, results of operations, or cash flows primarily due to concentration of credit risk, significant customers, and supplier concentration.

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high-quality financial institutions in the United States, where the composition and maturities are regularly monitored by the Company. The Company performs credit evaluations of its customers and generally does not require collateral for sales on credit. In certain cases, based on the Company’s credit evaluations, primarily in the form of cash deposits, is required to mitigate corporate card receivable collection risk.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. Overview and Summary of Significant Accounting Policies (cont.)

Significant Customers

The following customers accounted for 10% or more of the Company’s revenue for the nine months ended September 30, 2025.

Nine months ended September 30, 2025
Customer A	39%
Customer B	23%
Customer C	23%
Customer D	10%

Customer A and C accounted for 40% and 38% of accounts receivable, respectively, as of September 30, 2025.

Cash and Cash Equivalents

Cash consists of cash in banks and bank deposits. The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains cash balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. There were no cash equivalents as of September 30, 2025 and December 31, 2024.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable represent amounts billed to customers for services provided in the ordinary course of business. Payment terms generally require payment upon receipt of invoice. Accounts receivable are stated at the amounts management expects to collect. The Company evaluates the collectability of its receivables on an ongoing basis using relevant available information, including historical collection experience, current economic conditions, and specific customer circumstances. Based on this evaluation, management determined that no allowance for credit losses was necessary as of September 30, 2025.

Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis. Fair value is determined based on assumptions that market participants would use in pricing an asset or liability at the measurement date. The Company maximizes the use of observable inputs when available and minimizes the use of unobservable inputs when determining fair value.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and warrant liabilities. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. Warrant liabilities are stated at fair value on a recurring basis. Adjustments to the fair value of warrants are recorded as fair value adjustments within the statement of operations.

Property and Equipment, Net

Property and equipment, net are stated at cost, less accumulated depreciation. Property and equipment comprises technology equipment (servers, switches, and other equipment) intended to be used in the Company’s operations, software, and computers and equipment.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. Overview and Summary of Significant Accounting Policies (cont.)

Expenditures for maintenance and repairs that do not extend the lives of the respective assets are expensed as incurred. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Depreciation expense is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Technology equipment	Shorter of lease term or 5 years
Computers and equipment	3 years
Software	5 years

Leases

The Company has lease agreements primarily for data centers, servers, and office buildings. The Company accounts for leases in accordance with Accounting Standards Codification (“ASC”) 842, Leases (Topic 842). The Company determines if an arrangement meets the definition of a lease at the inception and leases are classified at commencement as either operating or finance leases.

We determine if an arrangement meets the definition of a lease at the inception of the lease, with leases classified at commencement as either operating or finance leases. Operating leases are reported separately and finance leases are recognized within property and equipment, net, and as a finance liability separately presented in unaudited interim condensed balance sheets as of September 30, 2025.

Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease during the lease term. ROU assets are measured based on the discounted present value of the remaining lease payments, initial direct costs incurred, and prepaid lease payments, excluding lease incentives received prior to lease commencement. Lease liabilities are measured based on the discounted present value of the remaining lease payments at commencement date. We utilize the rate implicit in the lease unless that rate cannot be readily determined. In that case we use incremental borrowing rate (“IBR”) to discount the present value of the remaining lease payments. The determination of the incremental borrowing rate requires judgment. The IBR is based on our estimated rate of interest for a collateralized borrowing with a similar term and payments as the lease.

We account for lease components and non-lease components as a single lease component. Payments under our lease agreements are primarily fixed. However, certain lease agreements contain variable payments, which are expensed as incurred and not included in the ROU assets and lease liabilities. Variable lease payments are mainly composed of common area maintenance, utilities, real estate taxes, and payments affected by changes in indexes. The interest component of a finance lease is included in interest expense and recognized using the effective interest method over the lease term.

The Company has made accounting policy elections to (i) not recognize right of use assets or lease liabilities for short-term leases (leases with lease terms of 12 months or less); and (ii) combine lease and non-lease components. Variable lease payments are recognized in the statements of operations when incurred and include certain non-lease components, such as maintenance and other services provided by the lessor to the extent the charges are variable.

Operating lease expense is recognized on a straight-line basis within total operating expenses in the statement of operations over the lease term. Amortization expense of finance lease right of use assets is recognized on a straight-line basis over the lease term and the interest component of a finance lease is recognized utilizing the effective interest method over the lease term and included in interest expense, net in the statements of operations. The Company currently does not have any lease arrangements with residual value guarantees.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. Overview and Summary of Significant Accounting Policies (cont.)

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment subject to depreciation, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The recoverability of the long-lived assets is assessed by comparing the undiscounted future cash flows expected to be generated by the asset to its carrying value. If the carrying amount of a long-lived asset exceeds the expected undiscounted cash flows, an impairment loss is recognized in an amount equal to the excess of the asset’s carrying value over its fair value. Fair value is determined using valuation techniques such as discounted cash flow models, market comparisons, and, where applicable, independent third-party appraisals. For the period from inception date through September 30, 2025, no impairment charges were recorded.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue From Contracts with Customers (Topic 606). Revenue is recognized when services are delivered. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for services. The Company determines revenue recognition by applying the following five steps:

1.      Identification of the contract, or contracts, with the customer

2.      Identification of the performance obligations in the contract

3.      Determination of the transaction price

4.      Allocation of the transaction price to the performance obligations in the contract

5.      Recognition of the revenue when, or as, a performance obligation is satisfied

Corvex generates revenue by providing customers with on-demand GPU compute services. Customers contract for GPU compute capacity delivered through Corvex’s cloud platform, which consists of two infrastructure tiers: (1) high-performance servers for intensive AI training and inference workloads, and (2) multi-tenant hypervisor-based servers for standard compute, development, testing, and lower-intensity AI applications These service arrangements provide customers with access to the Company’s cloud computing capacity on a consumption basis, with billing occurring monthly in arrears based on actual hourly usage of compute, storage, and other services. Revenue is recognized over time as the services are consumed. Customers do not take possession of software or hardware used to provide the services.

Customers may also prepay for on-demand services. The prepayments are initially recorded as deferred revenue and recognized as the could computing services are transferred to the customer. Prepayments are typically recognized as revenue within a few months.

The Company’s primary performance obligation is to stand ready to provide access to specified compute capacity, enabling customers to submit and process workloads on GPU clusters. Access to the Corvex AI Cloud interface and standard technical support are not distinct in the context of the contract and are therefore combined into a single performance obligation with compute access.

For customers that purchase optional storage services, the Company provides a separate on-demand performance obligation for access to hosted storage capacity.

Revenue from compute services is recognized over time as customers simultaneously receive and consume the benefits of the services as they are provided. The Company measures progress toward satisfaction of its stand-ready performance obligation using a consumption-based output method, based on the volume of GPU compute hours consumed. Revenue from optional storage services is also recognized over time based on the volume of data stored during the period. Revenue from optional storage services is immaterial for the nine months ended September 30, 2025.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. Overview and Summary of Significant Accounting Policies (cont.)

The Company’s contracts include variable consideration in the form of usage-based fees for GPU compute hours and storage volume, each billed based on actual consumption. Service level agreement (“SLA”) credits may reduce the transaction price in a given month if availability thresholds are not met. Such credits are recognized as a reduction of revenue in the period in which the variability is resolved. The variability associated with SLA credits relates solely to the Company’s performance of Compute Access services within each individual monthly service period, is calculated using a consistent contractual formula, and is resolved and reset on a monthly basis. Accordingly, any reduction of the transaction price resulting from SLA credits is allocated to the specific month in which the related services are provided and is recognized as a reduction of revenue in the period in which the variability is resolved. SLA credits were immaterial for the nine months ended September 30, 2025.

Contract Balances

Contract assets represent the Company’s rights to consideration in exchange for cloud computing services that the Company has transferred to a customer but where the right to consideration is conditional on something other than the passage of time. In some arrangements, a right to consideration for the Company’s performance under the customer contract may occur before invoicing the customer, resulting in an unbilled accounts receivable. These unbilled accounts receivable represent amounts earned but not yet invoiced and are recognized in accordance with the performance obligations satisfied. Such amounts have been immaterial for the periods presented.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The deferred revenue balance will be recognized as revenue during the 12-month period after the balance sheet date.

As of September 30, 2025, the Company recorded contract liabilities of $41 thousand. The Company did not have contract balances as of December 31, 2024 and Inception date (October 21, 2024) as operations commenced during the fiscal year 2025.

Cost of Revenue

Cost of revenue primarily consists of direct costs in operating data centers, such as utilities including power, rent, labor costs and network access.

The Company operates data centers and has co-location service agreements. These agreements generally commit the Company to pay monthly fees plus additional fees for bandwidth usage above the committed level.

Technology and Infrastructure

Technology and infrastructure expense consists of costs associated with our infrastructure, such as depreciation related to our technology equipment, which includes servers, switches, and networking equipment, and personnel costs for employees associated with research and development of new and existing products and services or with maintaining our computing infrastructure, such as salaries, bonuses, benefits, stock-based compensation expense, travel expenses, and other related expenses, and costs related to software subscriptions.

Research and Development

Research and development costs was $535 thousand for the nine months ended September 30, 2025, and are included within technology and infrastructure expense in the unaudited condensed statement of operations.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. Overview and Summary of Significant Accounting Policies (cont.)

Sales and Marketing

Sales and marketing expense consists of personnel costs associated with selling and marketing the Company’s Corvex Cloud Platform, such as salaries, stock-based compensation expense, commissions, bonuses, and other related expenses, third-party professional services costs, and advertising costs associated with marketing programs. Advertising costs, which are expensed as incurred are also included in sales and marketing expenses in the statements of operations. Advertising expenses were $100 thousand for the nine months ended September 30, 2025.

General and Administrative

General and administrative expense consists of costs associated with corporate functions including the Company’s finance, legal, human resources, and facilities. These costs include personnel costs, such as salaries, bonuses, benefits, stock-based compensation expense and other related expenses, third-party professional services costs, such as legal, accounting, and audit services, corporate facilities, depreciation for computers and equipment, which includes furniture and fixtures, and other costs necessary to operate the Company’s corporate functions, including expenses for non-income taxes, insurance, and office rental.

Stock-Based Compensation

The Company recognizes stock-based compensation expense for employee, officer, director and non-employee stock options and stock awards on a straight-line basis over the requisite service period and is based on the value of the portion of stock-based award that is ultimately expected to vest.

The Company measures the fair value of stock options at the grant date using the Black-Scholes option pricing model. The Company has elected to recognize the actual forfeitures by reducing the employee stock-based compensation expense in the same period as the forfeitures occur.

To value stock options the Company uses the Black-Scholes option-pricing model which requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the stock option, the expected volatility of the price of the Company’s common stock, risk-free interest rates, and the expected dividend yield of common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

Employee Benefit Plan

The Company has a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”) which commenced during the nine months ended September 30, 2025. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) Plan are discretionary.

Fair Value of Common Stock

Given the absence of a public trading market for the Company’s common stock, the Company utilized methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants’ Practice Aid: Valuation of Privately Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the fair value, a number of objective and subjective factors were considered, which include factors such as: contemporaneous valuations performed by independent third-party specialists; the prices at which the Company sold shares of its convertible preferred stock to outside investors in arms-length transactions, and the superior rights, preferences, and privileges of the convertible preferred stock relative to the common stock at the time of each sale; the progress of the Company’s research and development

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. Overview and Summary of Significant Accounting Policies (cont.)

programs, including their stages of development, and the Company’s business strategy; external market and other conditions affecting the industry in which the Company operates, and trends and developments within the industry; the Company’s financial position, including cash on hand; the lack of an active public market for the Company’s common stock; the analysis of initial public offerings and the market performance and volatility of peer companies in the industry, as well as completed mergers and acquisitions of peer companies; and the material risks related to its business and industry, its results of operations and financial position, including its levels of capital resources, among other factors.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the unaudited condensed financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it is able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company records an adjustment to the deferred tax asset valuation allowance, which reduces the provision for income taxes.

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) are the co-chief executive officers. The co-chief executive officers manage operations and business as one operating segment for the purposes of allocating resources, making operating decisions and evaluating financial performance.

For the Company’s one segment, the co-chief executive officers use net income (loss) to allocate resources, which is reported on the statement of operations. The co-chief executive officers also use net income (loss), along with non-financial inputs and qualitative information, to evaluate the Company’s performance, establish compensation and decide the level of investment in various operating activities and other capital allocation activities. Significant segment expenses that the CODM reviews and utilizes to manage the Company’s operations are cost of revenue, technology and infrastructure, sales and marketing, and general and administrative expenses, which are presented in the Company’s statement of operations.

The measure of segment assets is reported on the balance sheet as total assets.

Recent Accounting Pronouncements Adopted

In November 2023, the FASB issued Accounting Standards Update “ASU” No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires additional segment-related disclosures on an annual and interim basis, to enable investors in developing more informed and actionable analyses. This guidance is effective for the annual periods beginning after December 15, 2023, and for interim periods beginning after December 15, 2024 with early adoption permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this guidance without a material impact on its financial statements.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. Overview and Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the effective tax rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires more detailed disclosures, on an annual and interim basis, about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the statements of operations. This guidance as further clarified through ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) will be effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the guidance on capitalizing costs for internal-use software by eliminating predefined development stages and introducing a principles-based approach focused on probable completion and use. The standard is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of this standard on our financial statements and related disclosures.

2. Revenue Recognition

Disaggregation of Revenue

Substantially all of the Company’s revenue is earned from on demand compute services. Refer to Footnote 12 for the disaggregation of revenue by geography.

3. Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement, which establishes a framework for measuring fair value and a fair value hierarchy based on the observability of inputs. This hierarchy prioritizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value as follows:

Level 1 —	Observable inputs such as quoted prices in active markets for identical assets or liabilities.
Level 2 —

Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable inputs that are supported by little or no market activity, which require management judgment or estimation.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

3. Fair Value Measurements (cont.)

As of September 30, 2025, the Company’s financial liabilities measured at fair value on a recurring basis consisted of warrant liabilities. These liabilities were classified within Level 3 of the fair value hierarchy, as their valuation was based on significant unobservable inputs. The following table presents the hierarchy fair value as of the end of the reporting period (in thousands):

	Fair Value Hierarchy	September 30, 2025	December 31, 2024
Warrant liabilities	Level 3	$4,054	$3,530
Total		$4,054	$3,530

The Company’s valuation of the warrant liabilities utilized the Black-Scholes option-pricing model. This valuation technique involve management’s estimates and judgment based on unobservable inputs and are classified in Level 3. The fair value estimates may not be indicative of the amounts that would be realized in a market exchange. Additionally, there may be inherent uncertainties or changes in the underlying assumptions used, which could significantly affect the current or future fair value estimates. The Company uses a third-party valuation firm to assist in the determination of the fair value of the Warrant liability. The table below summarizes the change in the fair value of the Company’s Level 3 financial instruments (in thousands):

Warrant Liabilities
Balance at December 31, 2024	$3,530
Additions	—
Adjustment to fair value	524
Balance at September 30, 2025	$4,054

The table below summarizes the valuation inputs into the Black Scholes model for the warrant liabilities as of September 30, 2025:

	September 30, 2025	December 31, 2024
Fair value of Series Seed preferred stock	$2.80	$2.45
Volatility	90.0%	90.0%
Risk-free rate	4.3%	4.0%
Dividend yield	—%	—%

4. Property, Plant and Equipment

Property and equipment, net consisted of the following (in thousands):

	September 30, 2025	December 31, 2024
Technology equipment	$30,364	$18,671
Software	20	—
Tools, equipment & computers	39	—
Construction in progress	236	—
Total property and equipment	$30,659	$18,671
Less: accumulated depreciation	(2,497)	—
Total property and equipment, net	$28,162	$18,671

Depreciation on property and equipment was $2,497 thousand for the nine months ended September 30, 2025. There was no accumulated depreciation and depreciation expense related to finance lease right-of-use assets as the leases commenced on the last day of the period. As of September 30, 2025, the carrying amount of finance lease right-of-use asset was $11,693 thousand and is depreciated over the lease term, which is 3 years (Note 5).

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

4. Property, Plant and Equipment (cont.)

The table below summarizes the financial statement line items that contain depreciation expense for nine months ended September 30, 2025:

September 30, 2025
Technology and infrastructure	$2,492
General and administrative	5
Total depreciation expense	$2,497

5. Leases

The Company determines if an arrangement is a lease or contains a lease at inception and whether that lease meets the classification criteria for a finance or operating lease in accordance with U.S. GAAP. The Company applied judgment in performing the lease classification tests related to transfer of ownership, bargain purchase option, lease term assessment, estimated fair value, and the specialized nature of the underlying asset. Variable costs generally relate to costs associated with common area maintenance, utilities reimbursed to the landlord, and physical security expenses within certain lease agreements. These are not included in operating or finance lease cost and are expensed as incurred.

The Company classified a thirty six month equipment lease with Data Sales Co., Inc. (“DSC”) as finance lease. The lease has an estimated residual value of 35% and an implicit interest rate of approximately 6.8%. Total cash payments over the lease term and present value of the lease payments related to finance lease are presented below.

In April 2025, Corvex entered into a thirty nine month office space lease agreement which was classified as an operating lease. Total cash payments over the lease term and present value of the lease payments related to finance lease are presented below.

In January and September 2025, the Company commenced thirty six month data center co-location lease agreements which were classified as an operating leases. Total cash payments over the lease terms and present value of the lease payments related to the operating leases are presented below.

Total lease expense related to operating leases for nine months ended September 30, 2025 was $760 thousand, of which $79 thousand are included in general and administrative expense and $682 thousand included in cost of revenue line item on the statement of operations.

Total operating cash flows from operating leases included in the measurement of lease liabilities for the nine months ended September 30, 2025 was $53 thousand.

Information relating to the lease term and discount rate for nine months ended September 30, 2025 were as follows:

As of September 30, 2025
Weighted-average remaining lease terms (in years)
Finance leases	3.0
Operating leases	2.8
Weighted-average discount rate
Finance leases	6.8%
Operating leases	8.0%

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

5. Leases (cont.)

The future lease payments included in the measurement of the Company’s operating lease liabilities and finance lease liabilities as of September 30, 2025 were as follows (in thousands):

	Future Payments
	Finance Leases	Operating Leases
2025	$4,320	$1,776
2026	4,320	1,784
2027	4,320	869
Total undiscounted lease payments	12,960	4,429
Less: Present value discount	(1,268)	(404)
Lease liability	$11,692	$4,025

6. Commitments and Contingencies

Litigation

The Company is involved in a dispute with a former consultant regarding amounts the consultant alleges are owed for services purportedly provided during the nine months ended September 30, 2025. The Company disputes the allegations. Management has concluded that a loss, which is estimated to be between $0 and $214 thousand, related to this matter is not probable, and therefore no accrual has been recorded.

Because this matter is in its early stages, the ultimate resolution and timing cannot be predicted at this time.

7. Convertible preferred stock and stockholders’ deficit

Convertible Preferred Stock

As of December 31, 2024, the Company had one class of convertible preferred stock, designated as Series Seed Preferred Stock. The Company was authorized to issue 13,464,000 shares of Series Seed Preferred Stock, of which 8,976,000 shares were issued on November 18, 2024 at a purchase price of $2.45098 per share for total gross proceeds of $22,000 thousand. In connection with the issuance of the Series Seed Preferred Stock, investors also received warrants to purchase additional shares of Series Seed Preferred Stock at an exercise price of $4.90196 per share, expiring 5 years from the issuance date. In total there were 4,488,000 warrants issued. Because the warrants were issued together with the Series Seed Preferred Stock but are legally detachable and separately exercisable, the proceeds from the issuance were allocated between the Series Seed Preferred Stock and the warrants. The amount allocated to warrants was based on estimated fair value of $3,530 thousand with the residual amount of $18,450 thousand allocated to Series Seed Preferred Stock. The Series Seed Warrants were required to be recognized as a liability due to the potential cash settlement.

There were no new issuances of convertible preferred stock during nine months ended September 30, 2025.

Common Stock

As of September 30, 2025, the Company was authorized to issue 22,000,000 shares of common stock, respectively, with a par value of $0.00001 per share. As of September 30, 2025, the Company had one class of common stock. Common stockholders are entitled to receive any dividends if and when declared by the Board, and upon liquidation or dissolution, are also entitled to receive all assets legally available for distribution to stockholders, ratably in proportion to the number of shares held, subject to the rights of preferred stockholders. As of September 30, 2025, no dividends on the Company’s common stock had been declared by the Board.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

7. Convertible preferred stock and stockholders’ deficit (cont.)

Voting

Holders of common stock are entitled to one vote per share.

Dividend and Liquidation Rights

Holders of common stock participate in any dividends declared by the Company, subject to the rights of preferred stockholders. In the event of liquidation, dissolution, or winding up of the Company, holders of common stock are entitled to share in any distribution of assets remaining after payment of liabilities, subject to the rights of preferred stockholders.

Stock Option Plan

In November 2024, the Company adopted a stock option plan (the “2024 Equity Incentive Plan” or the “Plan”). The purpose of the Plan is to provide incentives to attract, retain, and motivate eligible persons whose potential contributions are important to the success of the Company by offering those eligible persons an opportunity to participate in the Company’s future performance through the grant of awards of common stock. The total number of shares authorized by the Board to be issued under the Plan are 2,295,000 shares as of September 30, 2025. In the event that shares previously issued under the Plan are reacquired by the Company pursuant to a forfeiture provision, right of first refusal, or repurchase by the Company, such shares shall be added back to the number of shares then available for issuance under the Plan. As of September 30, 2025, 93,112 shares were available for issuance under the Plan.

The Company may grant stock options to employees, contractors, or other entities in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. Stock options may be treated as incentive stock options or nonqualified stock options depending on the specific circumstances of an optionee’s relationship with the Company and the number of stock options vesting or exercised in a calendar year. Stock options granted under the Plan generally vest over a four-year period. The Company may also grant stock options that allow for acceleration of vesting. The stock options granted under the Plan will expire after ten years from the time of their grant. The Company issues common stock upon the exercise of stock options.

Certain stock options granted under the Plan provide option holders the right to elect to exercise unvested options in exchange for shares of common stock. Such unvested shares of common stock are subject to a repurchase right held by the Company at the lower of the original issuance price or the fair value of the stock at the date of repurchase in the event the optionee’s service to the Company is terminated either voluntarily or involuntarily. The repurchase right lapses as the underlying shares vest. The proceeds from the early exercise of stock options are treated as a refundable deposit and are recorded within accrued expenses and reclassified to additional paid-in capital as the Company’s repurchase right lapses. Common stock purchased pursuant to an early exercise of stock options is not deemed to be outstanding for accounting purposes until those shares vest.

As of September 30, 2025, there were 94,656 shares subject to repurchase due to early exercises and the corresponding liability was $28 thousand.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

7. Convertible preferred stock and stockholders’ deficit (cont.)

The following table summarizes stock option activity under the Plan (share data and aggregate intrinsic value in thousands):

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In Thousands)
Balance, December 31, 2024	1,295,000	$0.00001	9.8	$1,386
Vested and expected to vest as of December 31, 2024	1,295,000	$0.00001	9.8	$1,386
Exercisable at December 31, 2024	1,193,000	$0.00001	9.8	$1,276
Options granted	906,888	$0.30
Options exercised	(94,656)	$0.30		$51
Balance, September 30, 2025	2,107,232	$0.12	$9.3	$2,032
Vested and expected to vest as of September 30, 2025	2,201,888	$0.12	9.3	$2,106
Exercisable at September 30, 2025(1)	1,268,428	$0.02	9.1	$1,347

____________

(1)      Of the options exercisable at September 30, 2025, 1,216,664 are non-vested options that are permitted to be early exercised. The shares would be subject to a repurchase option if exercised.

The weighted-average grant date fair value of stock options granted during the nine months ended September 30, 2025 was $0.77 per share.

The Black-Scholes option-pricing model assumptions used to value the employee stock options at the grant dates were as follows, presented on a weighted-average basis except for the fair value of common stock which is presented on a range basis:

Nine months ended September 30, 2025
Fair value of common stock	$0.84 – $1.07
Expected volatility	75.3%
Expected term (in years)	6.0
Risk-free interest rate	4.1%
Expected dividend yield	—

These assumptions and estimates were determined as follows:

Expected Volatility — As there is no public market for the Company’s common stock, the expected volatility was determined using the historical volatilities of publicly listed peer companies over a period equivalent to the expected term of the awards.

Expected Term — The expected term represents the period that the stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method as the Company does not have sufficient option exercise history. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock options.

Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term of the stock options at the time of grant.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

7. Convertible preferred stock and stockholders’ deficit (cont.)

Expected Dividend Yield — The expected dividend is assumed to be zero, as the Company has never paid dividends on its common stock and has no current plans to do so.

Common Stock Awards

There were no new issuances of common stock awards during the nine months ended September 30, 2025.

Stock-Based Compensation Expense

As of September 30, 2025, unrecognized stock-based compensation expense related to unvested stock options was $1,691 thousand, which is expected to be recognized over a weighted-average period of 3.3 years.

As of September 30, 2025, unrecognized stock-based compensation expense related to unvested common stock awards was $3,481 thousand, which is expected to be recognized over a weighted-average period of 3.0 years.

Stock-based compensation expense is included in the following components of expenses within the statements of operations (in thousands):

Nine months ended September 30, 2025
Technology and infrastructure	$553
General and administrative	693
Sales and marketing	4
Total stock-based compensation expense	$1,250

8. Income Taxes

The components of the net loss before the benefit from income taxes were as follows:

September 30, 2025
Deferred:
Federal	$(783)
State	(96)
Total benefit from income taxes	$(879)

The Company’s benefit for income taxes for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any. The Company updates its estimate of the annual effective tax rate and makes a year-to-date adjustment to the provision quarterly. Benefit for income taxes for the nine months ended September 30, 2025 increased by $825 thousand. The increase in provision for income taxes was primarily attributed to attributed to increase in Loss before the benefit for income taxes of $4,719 thousand for the nine months ended September 30, 2025.

The Company regularly performs an assessment of the likelihood of realizing benefits of its deferred tax assets. Management believes it is more likely than not that the deferred tax assets will be realized; accordingly, a valuation allowance has not been established on U.S. net deferred tax assets.

We file income tax returns in the U.S. federal jurisdiction, various state jurisdictions and various foreign jurisdictions. As of September 30, 2025, all of the years remain open to examination by the federal and state tax authorities for three or four years from the tax year in which net operating losses or tax credits are utilized. There have been no examinations of our income tax returns by any tax authority.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

8. Income Taxes (cont.)

On July 4, 2025, H.R. 1, commonly referred to as the One Big Beautiful Bill Act (Pub. L. 119-21) (the “OBBBA”), was enacted into law. The OBBBA contains a wide range of provisions affecting U.S. federal income tax law, including the extension and modification of certain provisions of the Tax Cuts and Jobs Act, reinstatement of 100% bonus depreciation for qualified property, changes to the limitation on business interest expense deductions, and modifications to the treatment of domestic research and experimental expenditures and other items. In accordance with ASC 740 — Income Taxes, the Company has evaluated the tax effects of the OBBBA. While the reinstatement of 100% bonus depreciation will impact current income taxes, this change and others from the OBBBA did not materially affect the Company’s interim provision for income taxes nor the effective tax rate. The Company continues to assess the implications of the OBBBA and related guidance that may be issued by the Internal Revenue Service and the U.S. Department of the Treasury. Additional adjustments may be recorded in future periods as the Company’s analysis of the law and its application to the Company’s tax positions is finalized.

9. Employee Benefit Plan

The Company’s contributions for all defined contribution retirement plans were $41 thousand for the nine months ended September 30, 2025.

10. Net Loss Per Share Attributable to Common Stockholders

Basic earnings (loss) per share is computed in accordance with ASC 260, Earnings Per Share, by dividing the net income (loss) attributable to holders of common stock by the weighted average shares of common stock outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income by the weighted average shares of common stock outstanding, including the dilutive effects of convertible preferred stock, warrants, unvested common stock, and stock options. There are no other antidilutive financial instruments.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except share and per share data):

Nine months ended September 30, 2025
Numerator:
Net loss	$(3,840)
Less: Cumulative preferred dividends allocated to preferred shareholders	(1,328)
Net loss attributable to common stockholders, basic and diluted	$(5,168)
Nine months ended September 30, 2025
Denominator:
Weighted-average shares used in computing net loss attributable to common stockholders, basic and diluted	4,075,047
Net loss per share attributable to common stockholders, basic and diluted	$(1.27)

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

10. Net Loss Per Share Attributable to Common Stockholders (cont.)

Since the Company was in a net loss position for the nine months ending September 30, 2025, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been antidilutive. The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

Nine months ended September 30, 2025
Convertible preferred stock	8,976,000
Outstanding warrants to purchase preferred stock	4,488,000
Unvested common stock awards	3,413,095
Unvested stock options	2,201,888
Total	19,078,983

11. Related-Party Transactions

The Company’s related parties include members of management, the Company’s board of directors, and entities in which such individuals have the ability to exercise significant influence.

During the periods presented, the Company did not enter into any transactions with related parties that resulted in amounts being recognized in the financial statements. Accordingly, there were no related-party revenues or expenses recorded, and there were no amounts due to or due from related parties as of September 30, 2025 and December 31, 2024.

The Company has not provided, and is not party to, any guarantees, commitments, or contingent obligations with related parties.

12. Geographic Information

Revenue by geography is based on the address of the customer as specified in the Company’s customer contracts. The following table sets forth revenue by geographic areas (in thousands):

Nine months ended September 30, 2025
United States	$3,686
Malaysia	1,116
Total	$4,802

As of September 30, 2025 and December 31, 2024 all of the Company’s long-lived assets were located in the United States.

CORVEX, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

13. Subsequent Events

In preparing the unaudited condensed financial statements as of and for nine months ended September 30, 2025, the Company evaluated subsequent events through December 19, 2025 which is the date the financial statements were available to be issued. The Company noted no subsequent events through December 19, 2025 that would materially impact the financial statements, except for the following:

Simplified Agreement for Future Equity Arrangements (SAFEs)

From October through November 2025 and in contemplation of the Merger described below, Corvex issued SAFEs to investors for aggregate proceeds of $37.1 million. The SAFEs and provide holders with the right to receive equity upon the occurrence of a future financing, reverse merger, liquidity event, or dissolution event.

Merger with Movano Inc. (Movano)

In November 2025, the Company entered into a Merger Agreement whereby Thor Merger Sub, Inc., a wholly-owned subsidiary of Movano, will merge with and into Corvex, with Corvex surviving as a wholly-owned subsidiary of Movano. In connection with the closing of the merger, Movano will change its name to Corvex, Inc.

The merger is structured as an all-stock transaction. Each outstanding share of Corvex capital stock will convert into Movano common stock based on an exchange ratio of 1.827 with the potential for additional shares to be issued upon achievement of post-closing share-price earn out targets for $15 and $25 per share.

Consummation of the merger is subject to certain closing conditions, including, among other things, (a) approval by the requisite Movano and Corvex stockholders of the adoption and approval of the Merger Agreement, the Merger and the transactions contemplated thereby, (b) Nasdaq’s approval of the listing of the shares of Movano common stock to be issued in connection with the Merger, (c) the effectiveness of a registration statement on Form S-4 to register the shares of Movano common stock to be issued in connection with the merger, and (d) the absence of any orders or injunctions by any governmental entity that would prohibit consummation of the Merger.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among:

MOVANO INC.,
a Delaware corporation,

THOR MERGER SUB INC.,
a Delaware corporation,

and

CORVEX, INC.,
a Delaware corporation

Made and entered into as of November 6, 2025

Annex A Page Nos.
Section 1.	DESCRIPTION OF TRANSACTION	A-2
1.1.	The Merger	A-2
1.2.	Effects of the Merger	A-2
1.3.	Closing; Effective Time	A-2
1.4.	Certificate of Incorporation and Bylaws; Directors and Officers	A-2
1.5.	Merger Consideration; Effect of Merger on Company Capital Stock	A-3
1.6.	Conversion of Shares	A-3
1.7.	Closing of the Company’s Transfer Books	A-4
1.8.	Exchange of Shares	A-4
1.9.	Appraisal Rights	A-6
1.10.	Company Equity Awards	A-6
1.11.	Agreed Budget	A-7
1.12.	Permitted Dividends	A-7
1.13.	Further Action	A-8
1.14.	Withholding	A-8

Section 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A-8
2.1.	Due Organization; Subsidiaries	A-8
2.2.	Organizational Documents	A-8
2.3.	Authority; Binding Nature of Agreement	A-8
2.4.	Vote Required	A-9
2.5.	Non-Contravention; Consents	A-9
2.6.	Capitalization	A-10
2.7.	Financial Statements	A-11
2.8.	Absence of Changes	A-11
2.9.	Absence of Undisclosed Liabilities	A-12
2.10.	Title to Assets	A-12
2.11.	Real Property; Leasehold	A-12
2.12.	Intellectual Property	A-12
2.13.	Agreements, Contracts and Commitments	A-14
2.14.	Compliance; Permits; Restrictions	A-15
2.15.	Legal Proceedings; Orders	A-15
2.16.	Tax Matters	A-15
2.17.	Employee and Labor Matters; Benefit Plans	A-17
2.18.	Environmental Matters	A-19
2.19.	Insurance	A-20
2.20.	No Financial Advisors	A-20
2.21.	Transactions with Affiliates	A-20
2.22.	Anti-Bribery	A-20
2.23.	Disclaimer of Other Representations or Warranties	A-20

Section 3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	A-21
3.1.	Due Organization; Subsidiaries	A-21
3.2.	Organizational Documents	A-21
3.3.	Authority; Binding Nature of Agreement	A-21
3.4.	Vote Required	A-22
3.5.	Non-Contravention; Consents	A-22
3.6.	Capitalization	A-22

Annex A-i

Annex A Page Nos.
3.7.	SEC Filings; Financial Statements	A-24
3.8.	Absence of Changes	A-26
3.9.	Absence of Undisclosed Liabilities	A-26
3.10.	Title to Assets	A-26
3.11.	Real Property; Leasehold	A-26
3.12.	Intellectual Property	A-27
3.13.	Agreements, Contracts and Commitments	A-28
3.14.	Compliance; Permits	A-30
3.15.	Legal Proceedings; Orders	A-30
3.16.	Tax Matters	A-31
3.17.	Employee and Labor Matters; Benefit Plans	A-32
3.18.	Environmental Matters	A-35
3.19.	Transactions with Affiliates	A-35
3.20.	Insurance	A-35
3.21.	No Financial Advisors	A-36
3.22.	Anti-Bribery	A-36
3.23.	Valid Issuance	A-36
3.24.	Disclaimer of Other Representations or Warranties	A-36

Section 4.	CERTAIN COVENANTS OF THE PARTIES	A-36
4.1.	Operation of Parent’s Business	A-36
4.2.	Operation of the Company’s Business	A-38
4.3.	Access and Information	A-39
4.4.	Notification of Certain Matters	A-40
4.5.	Parent Non-Solicitation	A-40
4.6.	Company Non-Solicitation	A-41
4.7.	Parent Options	A-41

Section 5.	ADDITIONAL AGREEMENTS OF THE PARTIES	A-42
5.1.	Stockholder Notice	A-42
5.2.	Parent Stockholders’ Meeting	A-42
5.3.	Employee Benefits	A-43
5.4.	Indemnification of Officers and Directors	A-44
5.5.	Additional Agreements	A-44
5.6.	Proxy Statement	A-45
5.7.	Listing	A-46
5.8.	Tax Matters	A-46
5.9.	Directors and Officers	A-46
5.10.	Section 16 Matters	A-47
5.11.	Cooperation	A-47
5.12.	Closing Certificates	A-47
5.13.	Takeover Statutes	A-48
5.14.	Obligations of Merger Sub	A-48
5.15.	Legends	A-48
5.16.	Termination of Certain Agreements	A-48
5.17.	Parent Legacy Assets	A-48
5.18.	Expenses	A-48

Annex A-ii

Annex A Page Nos.
Section 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY	A-48
6.1.	Required Stockholder Votes	A-48
6.2.	Effectiveness of Registration Statement	A-49
6.3.	No Restraints	A-49
6.4.	Listing	A-49
Section 7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB	A-49
7.1.	Accuracy of Representations	A-49
7.2.	Performance of Covenants	A-49
7.3.	Documents	A-49
7.4.	No Company Material Adverse Effect	A-50

Section 8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY	A-50
8.1.	Accuracy of Representations	A-50
8.2.	Performance of Covenants	A-51
8.3.	Documents	A-51
8.4.	No Parent Material Adverse Effect	A-51

Section 9.	TERMINATION	A-51
9.1.	Termination	A-51
9.2.	Effect of Termination	A-52
9.3.	Expenses; Termination Fee	A-52

Section 10.	MISCELLANEOUS PROVISIONS	A-53
10.1.	Non-Survival of Representations and Warranties	A-53
10.2.	Amendment	A-53
10.3.	Waiver	A-54
10.4.	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	A-54
10.5.	Applicable Law; Jurisdiction	A-54
10.6.	Attorneys’ Fees	A-54
10.7.	Assignability	A-54
10.8.	Notices	A-55
10.9.	Cooperation	A-55
10.10.	Severability	A-55
10.11.	Other Remedies; Specific Performance	A-56
10.12.	No Third-Party Beneficiaries	A-56
10.13.	Construction	A-56

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Post-Closing Officers
Exhibit D	Form of Parent Stockholder Support Agreement
Exhibit E	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

Annex A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of November 6, 2025, by and among Movano Inc., a Delaware corporation (“Parent”), Thor Merger Sub Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), and Corvex, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned Subsidiary of Parent.

B. For United States federal income tax purposes, the Parties intend that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and that, by executing this Agreement, the Parties intend to adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

C. The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of the Parent Common Stock Payment Shares, if the $15 Earnout Target is achieved, the $15 Earnout Shares, and, if the $25 Earnout Target is achieved, the $25 Earnout Shares, to the stockholders of the Company pursuant to the terms of this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Parent vote to approve the Parent Stockholder Matters at the Parent Stockholders’ Meeting to be convened following the Closing (the “Parent Board Approval”).

D. The Merger Sub Board has adopted resolutions (i) approving, adopting and declaring the advisability of this Agreement and (ii) submitting this Agreement to the sole stockholder of Merger Sub for its consideration and vote (the “Merger Sub Board Approval”).

E. The Company Board has adopted resolutions (i) approving, adopting and declaring the advisability of this Agreement, (ii) submitting this Agreement to the Company’s stockholders for their consideration and vote and (iii) submitting the Merger and the amendments to the provisions of the Company’s certificate of incorporation and bylaws contemplated by this Agreement to the Requisite Holders (as defined in the Company’s certificate of incorporation) for their written consent or affirmative vote (the “Company Board Approval”).

F. Subsequent to the Company Board Approval, but prior to the execution and delivery of this Agreement, the Company stockholders representing the Required Company Stockholder Vote shall sign a consent in lieu of a meeting in accordance with the Company’s certificate of incorporation, the Company’s bylaws and the DGCL, pursuant to which such stockholders (i) approve and adopt this Agreement, the Contemplated Transactions and the amendments to the provisions of the Company’s certificate of incorporation and bylaws contemplated by this Agreement, (ii) acknowledge that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a true and correct copy of which was attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledge that by such stockholders’ approval of the Merger they are not entitled to appraisal rights with respect to their shares of Company Capital Stock in connection with the Merger and thereby waive any rights to receive payment of the fair value of such shares under the DGCL (such matters, the “Company Stockholder Matters” and the consent, the “Stockholder Written Consent”), and the Stockholder Written Consent is to become effective by its terms immediately following the execution of this Agreement by the Parties.

G. Immediately following the execution and delivery of this Agreement, the Company will transmit to each Company stockholder who did not execute a Stockholder Written Consent any notices required under Section 228(e) and Section 262 of the DGCL.

H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to each of Parent and the Company’s willingness to enter into this Agreement, all of the directors and officers of Parent, solely in their capacity as stockholders of Parent and their Affiliates (the “Parent Signatories”), and all of the

Annex A-1

directors, all of the officers and the stockholders of the Company listed in Schedule A-1 (solely in their capacity as stockholders of the Company) (the “Company Signatories”) are executing lock-up agreements in substantially the form attached as Exhibit B (each, a “Lock-Up Agreement”).

I. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, all of the directors and all of the officers of Parent and all Affiliates of Parent (solely in their capacity as stockholders of Parent), are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit D (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares (held directly or indirectly) of capital stock of Parent in favor of the Parent Stockholder Matters.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. As a result of the Merger, the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. As a result of the Merger, the Surviving Corporation will become a wholly owned Subsidiary of Parent.

1.3. Closing; Effective Time. The consummation of the Merger (the “Closing”) is being consummated remotely via the electronic exchange of documents and signatures as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Company shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance to be agreed upon by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4. Certificate of Incorporation and Bylaws; Directors and Officers.

(a) At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated as set forth in Exhibit E attached hereto and incorporated herein by reference, which amendment and restatement shall be an exhibit to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation.

(b) At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided by the DGCL and such bylaws.

(c) At the Effective Time, the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation.

(d) Prior to the Effective Time, Parent shall take all such lawful action so that the directors and officers of Parent at the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.9.

Annex A-2

(e) Prior to the Effective Time, the Company shall take all such lawful action so that the directors and officers of the Surviving Corporation at the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be such Persons as shall be mutually agreed upon by Parent and the Company.

1.5. Merger Consideration; Effect of Merger on Company Capital Stock. The aggregate merger consideration (the “Merger Consideration”) to be paid by Parent for all of the issued and outstanding shares of Company Capital Stock immediately prior to the Effective Time and amounts reserved for Company Options outstanding immediately prior to the Effective Time shall equal the Parent Common Stock Payment Shares as calculated in this Agreement, plus (a) if the $15 Earnout Target is achieved, the $15 Earnout Shares, and (b) if the $25 Earnout Target is achieved, the $25 Earnout Shares.

1.6. Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company, Merger Sub or Parent:

(i) any shares of Company Capital Stock held as treasury stock or held or owned by the Company or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.6(a)(i) and excluding Dissenting Shares) shall be automatically converted solely into the right to receive (A) an aggregate number of Parent Common Stock Payment Shares equal to the Exchange Ratio, allocated in accordance with Section 1.5, (B) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount, and (C) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount, in each case as set forth on the Allocation Certificate, and each such share of Company Common Stock so converted shall automatically be cancelled and shall cease to exist, and the holders thereof shall cease to have any rights with respect to such shares other than the right to receive the foregoing merger consideration upon surrender of Company Stock Certificates or transfer of Book-Entry Shares pursuant to Section 1.8;

(iii) each share of Company Series Seed Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.6(a)(i) and excluding Dissenting Shares but including shares issued upon conversion of the Company Warrants pursuant to Section 1.6(e)) shall be automatically converted solely into the right to receive (A) an aggregate number of Parent Common Stock Payment Shares equal to the Exchange Ratio, allocated in accordance with Section 1.5, (B) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount, and (C) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount, in each case as set forth on the Allocation Certificate, and each such share of Company Series Seed Preferred Stock so converted shall automatically cancelled and shall cease to exist, and the holders thereof shall cease to have any rights with respect to such shares other than the right to receive the foregoing merger consideration upon surrender of Company Stock Certificates or transfer of Book-Entry Shares pursuant to Section 1.8;

(iv) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of common stock of the Surviving Corporation and, if applicable, each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(b) The Company shall take all such lawful action so that if any shares of Company Capital Stock outstanding immediately prior to the Effective Time are subject to a repurchase option under any applicable restricted stock purchase agreement or other similar agreement with the Company, as of immediately prior to the Effective Time, such shares of Company Capital Stock shall no longer be subject to any right of repurchase or other such conditions and shall be converted in accordance with Section 1.6(a)(ii) or Section 1.6(a)(iii), as applicable.

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(c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by (i) the Parent Closing Price, in respect of Parent Common Stock Payment Shares, (ii) $15.00, in respect of $15 Earnout Shares, and (iii) $25.00, in respect of $25 Earnout Shares, as applicable.

(d) The Company shall take all such lawful action so that all Company Options outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.10.

(e) The Company shall take all such lawful action so that all Company Warrants outstanding immediately prior to the Effective Time that are not exercised prior to the Effective Time shall be converted into shares of Company Series Seed Preferred Stock immediately prior to and contingent upon the occurrence of the Merger, with the number of shares of Company Series Seed Preferred Stock into which the Company Warrants are converted calculated pursuant to the net exercise provisions set forth in Section 2.1 of each Company Warrant.

(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Common Stock and Parent Common Stock, with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Common Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.7. Closing of the Company’s Transfer Books. At the Effective Time: (a) all holders of (i) certificates representing shares of Company Capital Stock and (ii) book-entry shares representing shares of Company Capital Stock, in each case, that were issued and outstanding immediately prior to the Effective Time (collectively, “Company Stock Certificates” and “Book-Entry Shares,” respectively) shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.8.

1.8. Exchange of Shares.

(a) On or prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.6(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.6(c). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares after the Effective Time (if any), are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6(a)(ii) or Section 1.6(a)(iii): (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates or transfer of Book-Entry Shares to the Exchange Agent shall be effected, and risk of loss and title thereto shall pass, only upon proper delivery of such Company Stock Certificates or transfer of the Book-Entry Shares to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Stock Certificates or transfer of Book-Entry Shares in exchange for shares of Parent Common Stock

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pursuant to Section 1.6(a)(ii) or Section 1.6(a)(iii), as applicable. Upon surrender of a Company Stock Certificate or transfer of Book-Entry Share to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (x) the portion of the Parent Common Stock Payment Shares (represented in book-entry) that such holder has the right to receive pursuant to the provisions of Section 1.6(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.6(c)), (y) if the $15 Earnout Target is achieved, the portion of the $15 Earnout Shares that such holder as the right to receive pursuant to the provisions of Section 1.6(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.6(c)), and (z) if the $25 Earnout Target is achieved, the portion of the $25 Earnout Shares that such holder has the right to receive pursuant to the provisions of Section 1.6(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.6(c)); and (B) the Company Stock Certificate or Book-Entry Share so surrendered or transferred, as the case may be, shall be canceled. Until surrendered or transferred as contemplated by this Section 1.8(b), each Company Stock Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive in exchange therefor the portion of the Parent Common Stock Payment Shares, if the $15 Earnout Target is achieved, the portion of the $15 Earnout Shares, and, if the $25 Earnout Target is achieved, the portion of the $25 Earnout Shares, in each case represented in book-entry, into which the shares of Company Capital Stock represented thereby were converted pursuant to the provisions of Section 1.6(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.6(c)). If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any portion of the Parent Common Stock Payment Shares, if the $15 Earnout Target is achieved, any portion of the $15 Earnout Shares, and, if the $25 Earnout Target is achieved, any portion of the $25 Earnout Shares, into which the shares of Company Capital Stock represented thereby were converted pursuant to the provisions of Section 1.6(a), require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate that includes a bond sufficient to indemnify Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate as Parent may reasonably request. In the event of a transfer of ownership of a Company Stock Certificate or Book-Entry Share that is not registered in the transfer records of the Company, delivery of the portion of the Parent Common Stock Payment Shares, if the $15 Earnout Target is achieved, the portion of the $15 Earnout Shares, and, if the $25 Earnout Target is achieved, the portion of the $25 Earnout Shares, into which the shares of Company Capital Stock represented by such Company Stock Certificate or Book-Entry Share may be made to a Person other than the Person in whose name such Company Stock Certificate or Book-Entry Share so surrendered or transferred is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. The Parent Common Stock Payment Shares, if the $15 Earnout Target is achieved, the $15 Earnout Shares, and, if the $25 Earnout Target is achieved, the $25 Earnout Shares, and any cash in lieu of any fractional share of Parent Common Stock delivered and any dividends or other distributions as are payable pursuant to Section 1.8(c) shall be deemed to have been in full satisfaction of all rights pertaining to Company Capital Stock formerly represented by such Company Stock Certificates or Book-Entry Shares.

(c) No dividends or other distributions declared or made with respect to (i) Parent Common Stock Payment Shares with a record date on or after the Effective Time, (ii) $15 Earnout Shares with a record date on or after the Trading Day on which the $15 Earnout Target is achieved, or (iii) the $25 Earnout Shares with a record date on or after the Trading Day on which the $25 Earnout Target is achieved, in each case shall be paid to the holder of any unsurrendered Company Stock Certificate or Book-Entry Shares with respect to (x) the portion of Parent Common Stock Payment Shares, (y) the portion of the $15 Earnout Target Shares, or (z) the portion of the $25 Earnout Shares, respectively, that such holder has the right to receive in connection with the Merger until such holder surrenders such Company Stock Certificate or transfers such Book-Entry Shares or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, and to the withholding of taxes, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains unclaimed by former holders of shares of Company Capital Stock as of the date that is two years after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates or Book-Entry Shares who have not theretofore surrendered

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their Company Stock Certificates or transferred their Book-Entry Shares in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock to which they may be entitled pursuant to this Agreement.

(e) No Party shall, to the fullest extent permitted under applicable Law, be liable to any holder of any shares of Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.9. Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time, the holder of which has neither voted in favor of the Merger or consented thereto in writing pursuant to Section 228 of the DGCL and which are held by stockholders who have demanded appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive that portion of the Parent Common Stock Payment Shares, if the $15 Earnout Target is achieved, that portion of the $15 Earnout Shares, and, if the $25 Earnout Target is achieved, that portion of the $25 Earnout Shares, in each case described in Section 1.6(a) attributable to such Dissenting Shares. At the Effective Time, the Dissenting Shares shall be canceled and shall cease to exist and the holders of the Dissenting Shares shall be entitled solely to the right to receive payment of the appraised value of such shares of Company Capital Stock held by them immediately prior to the Effective Time in accordance with the DGCL, unless and until such holders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into, as of the Effective Time, the right to receive the portion of the Parent Common Stock Payment Shares, if the $15 Earnout Target is achieved, the portion of the $15 Earnout Shares, and, if the $25 Earnout Target is achieved, the portion of the $25 Earnout Shares, in each case without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.8.

(b) The Company shall give Parent prompt written notice of any demands for appraisal under Section 262 of the DGCL received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and the Company shall have the right to direct all negotiations and proceedings with respect to such demands; provided that the Parent shall have the right to participate in such negotiations and proceedings. Neither the Parent nor the Company shall, except with the other Party’s prior written consent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

1.10. Company Equity Awards.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock. Parent shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent in good faith determines are necessary to reflect the substitution of the Company Options by Parent to purchase shares of Parent Common Stock). All rights with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock plus for each share of Company Common Stock subject to the Company Option assumed by Parent, (1) if the $15 Earnout Target is achieved, the $15 Earnout Per Share Amount, and (2) if the $25 Earnout Target is achieved, the $25 Earnout Per Share Amount, in each case as set forth on the Allocation Certificate (and cash in lieu of any fractional share

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of Parent Common Stock pursuant to the provisions of Section 1.6(c)), provided, however, that the $15 Earnout Per Share Amount and/or the $25 Earnout Per Share Amount shall not be delivered to the holder of any Company Option assumed by Parent until such Company Option assumed by Parent is exercised; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, that, (I) in the case of any Company Option to which Section 421 of the Code applies as of the Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; and (II) the exercise price, the number of shares of Parent Common Stock subject to, and the terms and conditions of exercise of each option to purchase Parent Common Stock shall also be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that: (x) Parent may amend the terms of the Company Options and the Company Plan as may be necessary to reflect Parent’s substitution of the Company Options with options to purchase Parent Common Stock (such as by making any change in control or similar definition relate to Parent and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events relate to corporate events that relate to Parent and/or Parent Common Stock); and (y) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent.

(b) Parent shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with Section 1.10.

1.11. Agreed Budget.

(a) Schedule 1.11(a) sets forth a summary of Parent’s (i) outstanding short- and long-term liabilities, including all accounts payable, accrued expenses and any indebtedness (“Parent Liabilities”) as of the date hereof (“Signing Liabilities”) and (ii) a budget for any expenses to be incurred by Parent between the date hereof and the Closing Date, including (but not limited to) all Parent Transaction Expenses, and all other expenses to be incurred in connection with any lease termination costs (if any), transaction expenses attributable to Parent or Merger Sub, the cash cost of change in control payments payable to employees as a result of the consummation of the transaction and other expenses associated with wind-down of legacy operations, as agreed between Parent and the Company (collectively, the “Agreed Budget”).

(b) No later than the Closing Date, Parent shall submit to the Company a schedule (the “Parent Liabilities Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of (i) the Parent Liabilities as of the Closing Date (the “Closing Liabilities”) and (ii) expenditures of Parent and Merger Sub vis a vis the Agreed Budget (the “Closing Budget Calculation”) as of 11:59 p.m. on the last Business Day prior to the Closing Date (the “Budget Determination Time”) prepared and certified by Parent’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Parent). Parent shall make available to the Company (electronically to the greatest extent possible), as reasonably requested by the Company, the work papers and backup materials used or useful in preparing the Parent Liabilities Schedule and, if reasonably requested by the Company, Parent’s accountants and counsel at reasonable times and upon reasonable notice; provided, however, that in no event shall Parent be required to provide access to books and records or furnish such information if doing so could result in the waiver of the attorney-client privilege, work product doctrine or similar privilege or protection.

1.12. Permitted Dividends.

(a) Prior to the Closing, and subject to Delaware law requirements governing dividends, the Parent Board shall be permitted to adopt resolutions declaring and paying to the holders of record of Parent Common Stock and Parent Preferred Shares as of immediately prior to the Effective Time (the “Legacy Holders”), (i) a dividend comprised of a cash payment and a contingent future payment right for each share of Parent Common Stock held by such holders (less applicable withholding Taxes) (the “Permitted Legacy Asset Dividend”) and (ii) the Parent Per Share Special Dividend.

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(b) The cash payment amount of the Permitted Legacy Asset Dividend shall be based on the net proceeds from any Asset Dispositions after paying in full (i) all amounts owed to satisfy any Liens on the transferred assets, (ii) any related transaction expenses and the Legacy Escrow Amount, and (iii) any Taxes resulting from the Asset Dispositions. The contingent future payment right shall be based on any amount of the Legacy Escrow Amount returned to Parent in accordance with Section 5.17.

(c) At the Closing, each share of Parent Common Stock on an as converted basis held by the Legacy Holders shall receive a dividend equal to the Parent Per Share Special Dividend (rounded to the nearest whole share per Legacy Holder).

1.13. Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its reasonable best efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

1.14. Withholding. The Parties and the Exchange Agent (each, a “Withholding Agent”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock or any other Person such amounts as such Party or the Exchange Agent is required to deduct and withhold under the Code or any other applicable Law with respect to the making of such payment; provided that if a Withholding Agent determines that any payment to any holder of Company Capital Stock pursuant to this Agreement is subject to deduction and/or withholding, then, except with respect to compensatory payments made to employees of the Company or deductions or withholdings as a result of a failure of the Company to deliver the certificates described in Section 7.3(f), such Withholding Agent shall use commercially reasonable efforts to (i) provide notice to such holder as soon as reasonably practicable after such determination and (ii) cooperate with such holder to reduce or eliminate any such deduction and/or withholding. To the extent that amounts are so withheld and paid over to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.13(h), except as set forth in the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

2.1. Due Organization; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used.

(b) The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries.

2.2. Organizational Documents. The Company has made available to Parent accurate and complete copies of the Organizational Documents of the Company in effect as of the date of this Agreement. The Company is not in breach or violation of its respective Organizational Documents.

2.3. Authority; Binding Nature of Agreement.

(a) The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Stockholder Vote, to consummate the Contemplated Transactions. The Company Board (at a meeting duly called, noticed and held by the requisite quorum and vote or by unanimous consent) has adopted resolutions providing for the Company Board Approval.

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(b) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.4. Vote Required. The affirmative vote (or written consent) of the holders of (a) a majority of the voting power of the shares of Company Series Seed Preferred Stock (voting on an as converted to Company Common Stock basis) and Company Common Stock, voting together as a single class, (b) a majority of the shares of Company Series Seed Preferred Stock, voting together as a single class on an as converted basis, and (c) a majority of the shares of Company Series Seed Preferred Stock issued to PV Kluster, LLC at the initial closing of the purchase of shares of the Company Series Seed Preferred Stock, in each case outstanding on the record date for the Stockholder Written Consent (the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions. The Stockholder Written Consent authorizing the Company Stockholder Matters and providing the Required Company Stockholder Vote became effective immediately following the execution of this Agreement by the Parties hereto. No other corporate proceedings by the Company are necessary to authorize this Agreement or to consummate the Contemplated Transactions.

2.5. Non-Contravention; Consents. Subject to the Company’s receipt of the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b) contravene, conflict with or result in a violation of any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Except for (i) any Consent set forth in Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, the Company is not or will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement, or (B) the consummation of the Contemplated Transactions. The restrictions contained in Section 203 of the DGCL are not applicable to the Company by reason of Section 203(b)(4) of the DGCL because the Company does not have a class of voting stock that is (x) listed on a national securities exchange or (y) held of record by more than 2,000 stockholders and the Company has not elected by provision of its certificate of incorporation to be governed by Section 203 of the DGCL. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Lock-Up Agreements or any of the Contemplated Transactions.

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2.6. Capitalization.

(a) The authorized Company Capital Stock as of the date of this Agreement consists of 22,000,000 shares of Company Common Stock, of which 7,999,656 shares have been issued and are outstanding as of the date of this Agreement, and 13,464,000 shares of Company Preferred Stock, par value $0.00001 per share, all of which have been designated as Company Series Seed Preferred Stock, of which 8,976,000 shares of Company Series Seed Preferred Stock have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury. Section 2.6(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each record holder of issued and outstanding shares of Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder.

(b) All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Investor Agreements, none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company. Except for this Agreement, the Lock-Up Agreement or as set forth in the Investor Agreements, there is (x) no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock and (y) no contracts with one or more current or prospective stockholders of the Company (or one or more beneficial owners of capital stock of the Company), in its or their capacity as such, within the meaning of Section 122(18) of the DGCL. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable and whether the holder of such shares of Company Capital Stock timely filed an election with the relevant Governmental Bodies under Section 83(b) of the Code with respect to such shares.

(c) Except for the Company Plan, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 2,295,000 shares of Company Common Stock for issuance under the Company Plan, of which 94,656 shares have been issued and are currently outstanding, 2,107,232 shares have been reserved for issuance upon exercise of Company Options previously granted and currently outstanding under the Company Plan, 0 shares have been issued pursuant to Company Restricted Stock Grants, and 93,112 shares of Company Common Stock remain available for future issuance of awards pursuant to the Company Plan. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information, as applicable, with respect to each Company Option and Company Restricted Stock Grant and Company Warrant outstanding as of the date of this Agreement: (i) the name of the award recipient; (ii) the number of shares of Company Common Stock subject to such Company Option or Company Restricted Stock Grant, as applicable, at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option or Company Restricted Stock Grant, as applicable, as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option or Company Restricted Stock Grant, as applicable, was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent an accurate and complete copy of the Company Plan and a form of stock option agreement and stock grant agreement that is consistent in all material respects with the stock option agreements and stock grant agreements evidencing outstanding Company Options and Company Restricted Stock Grants, as applicable, granted thereunder. Each Company Option has been granted with an exercise price equal to or greater than fair market value of the underlying share of Company Common Stock as of the date of grant.

(d) Except for Company Warrants, Company Options and Company Restricted Stock Grants set forth in Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iii) condition or

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circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e) All outstanding shares of Company Common Stock, Company Options, Company Restricted Stock Grants, Company Warrants and other securities of the Company have been issued and granted in (i) compliance with the DGCL and the Organizational Documents of the Company in effect as of the relevant time, (ii) material compliance with all applicable securities Laws and other applicable Law, and (iii) material compliance with all requirements set forth in applicable Contracts, including the Company Plan. Each Company Option (i) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, (ii) has a grant date that is not prior to the date on which the Company Board or a duly authorized committee thereof actually granted or awarded such Company Option and (iii) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s tax returns and the Company Financials, respectively.

(f) All distributions, dividends, repurchases and redemptions of the Company Capital Stock or other equity interests of the Company were undertaken in (i) compliance with the DGCL, Delaware common law and the Organizational Documents of the Company in effect as of the relevant time, (ii) material compliance with all applicable securities Laws and other applicable Laws, and (iii) material compliance with all requirements set forth in applicable Contract.

2.7. Financial Statements.

(a) Concurrently with the execution hereof, the Company has provided to Parent true and complete copies of (i) the Company Unaudited Annual Balance Sheet, together with the unaudited statements of operations and cash flows of the Company for the period reflected in the Company Unaudited Annual Balance Sheet and (ii) the Company Unaudited Interim Balance Sheet, together with the unaudited statements of operations and cash flows of the Company for the period reflected in the Company Unaudited Interim Balance Sheet (collectively, the “Company Financials”). The Company Financials were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which is material) and fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b) Since the Company’s inception, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since the Company’s inception, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

2.8. Absence of Changes. Except as set forth in Section 2.8 of the Company Disclosure Schedule, after the date of the Company Unaudited Interim Balance Sheet (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto):

(a) the Company has conducted its business only in the Ordinary Course of Business consistent with past practice in all material respects;

(b) there has not been or occurred any Company Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(c) no action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

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2.9. Absence of Undisclosed Liabilities. As of the date hereof, the Company has no liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) Liabilities that have been incurred by the Company since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations under the Company Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company; and (f) Liabilities described in Section 2.9 of the Company Disclosure Schedule.

2.10. Title to Assets. The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the Company or its business, including: (a) all tangible assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11. Real Property; Leasehold. The Company does not own and has never owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of, or occupied or leased by, the Company and (b) copies of all leases under which any such real property is possessed, occupied or leased (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Company’s possession, occupancy, lease, use and/or operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and leasehold interest and has not granted any occupancy rights to tenants or licensees with respect to such leased property or leasehold interest. In addition, each such leased property and leasehold interest is free and clear of all Encumbrances other than Permitted Encumbrances.

2.12. Intellectual Property.

(a) Section 2.12(a) of the Company Disclosure Schedule identifies each item of material Registered IP owned in whole or in part by the Company, including, with respect to each registration and application: (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners. To the Knowledge of the Company, each of the patents and patent applications included in Section 2.12(a) of the Company Disclosure Schedule properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. As of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration) is pending or threatened in writing, in which the scope, validity, enforceability or ownership of any Company IP is being or has been contested or challenged. To the Knowledge of the Company, each item of Company IP is valid and enforceable, and with respect to the Company’s Registered IP, subsisting.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company exclusively owns, is the sole assignee of, or has licensed all material Company IP (other than as disclosed in Section 2.12(b) of the Company Disclosure Schedule), free and clear of all Encumbrances other than Permitted Encumbrances. The Company IP and the Intellectual Property Rights licensed to the Company pursuant to a valid, enforceable written agreement constitute all Intellectual Property Rights used in, material to or otherwise necessary for the operation of the Company’s business as currently conducted. Each Company Associate involved in the creation or development of any material Company IP, pursuant to such Company Associate’s activities on behalf of the Company, has signed a valid and enforceable written agreement containing an assignment of such Company Associate’s rights in such Company IP to the Company. Each Company Associate who has or has had access to the Company’s trade secrets or confidential information has signed

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a valid and enforceable written agreement containing confidentiality provisions protecting the Company IP, trade secrets and confidential information. The Company has taken commercially reasonable steps to protect and preserve the confidentiality of its trade secrets and confidential information.

(c) To the Knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create Company IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights or a license to such Company IP or the right to receive royalties for the practice of such Company IP.

(d) Section 2.12(d) of the Company Disclosure Schedule sets forth each license agreement pursuant to which the Company (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by the Company in its business as currently conducted (each a “Company In-bound License”) or (ii) grants to any third party a license under any material Company IP or material Intellectual Property Right licensed to the Company under a Company In-bound License (each a “Company Out-bound License”) (provided, that, Company In-bound Licenses shall not include, when entered into in the Ordinary Course of Business, material transfer agreements, agreements with Company Associates, services agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, or off-the-shelf software licenses; and Company Out-bound Licenses shall not include, when entered into in the Ordinary Course of Business, material transfer agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses). To the Knowledge of the Company, all Company In-bound Licenses and Company Out-bound Licenses are in full force and effect and are valid, enforceable and binding obligations of the Company and each other party to such Company In-bound Licenses or Company Out-bound Licenses. Neither the Company, nor to the Knowledge of the Company, any other party to such Company In-bound Licenses or Company Out-bound Licenses, is in material breach under any Company In-bound Licenses or Company Out-bound Licenses.

(e) To the Knowledge of the Company: (i) the operation of the business of the Company as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other Person and (ii) no other Person is infringing, misappropriating or otherwise violating any Company IP or any Intellectual Property Rights exclusively licensed to the Company. No Legal Proceeding is pending (or, to the Knowledge of the Company, is threatened in writing) (A) against the Company alleging that the operation of the business of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by the Company alleging that another Person has infringed, misappropriated or otherwise violated any of the Company IP or any Intellectual Property Rights exclusively licensed to the Company. Since the Company’s inception, the Company has not received any written notice or other written communication alleging that the operation of the business of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f) None of the Company IP or, to the Knowledge of the Company, any material Intellectual Property Rights exclusively licensed to the Company is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company of any such Company IP or material Intellectual Property Rights exclusively licensed to the Company.

(g) To the Knowledge of the Company, the Company and the operation of the Company’s business are in substantial compliance with all Laws pertaining to data privacy and data security of any personally identifiable information or sensitive business information (collectively, “Sensitive Data”). To the Knowledge of the Company, there have been (i) no losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company, (ii) no violations of any security policy of the Company regarding any such Sensitive Data used in the business of the Company, and (iii) no unauthorized access, unauthorized use or unintended or improper disclosure of any Sensitive Data used in the business of the Company. The Company has taken commercially reasonable steps and implemented reasonable disaster recovery and security plans and procedures to protect the information technology systems used in, material to or necessary for operation of the Company’s business as currently conducted from unauthorized use or access. To the Knowledge of the Company, there have been no material malfunctions or unauthorized intrusions or breaches of the information technology systems used in, material to or necessary for the operation of the Company’s business as currently conducted.

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2.13. Agreements, Contracts and Commitments.

(a) Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement other than any Company Benefit Plans (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement or similar term by which any Person is or could become entitled to any benefit, right or privilege that must be at least as favorable to such Person as those offered to any other Person, (C) any exclusivity provision, right of first refusal or right of first negotiation or similar covenant, or (D) any non-solicitation provision;

(iii) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, except as contemplated hereby;

(iv) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(v) each Company Contract with any financial advisor, broker, finder, investment banker or other similar Person providing financial advisory services to the Company in connection with the Contemplated Transactions;

(vi) each Company Real Estate Lease;

(vii) each Company Contract with any Governmental Body;

(viii) each Company Out-bound License and Company In-bound License, and each Company Contract containing a covenant not to sue or otherwise enforce any Intellectual Property Rights, other than Contracts containing standard form non-disclosure agreements or licenses for unmodified commercially available off the shelf software;

(ix) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company;

(x) each Company Contract, offer letter, or employment agreement, or independent contractor agreement with any employee or service provider whose annual base compensation equals or exceeds $100,000 that (A) is not terminable on less than thirty (30) days’ advance notice the Company or otherwise subject to severance obligations, except as required under applicable Law, or (B) provides for retention payments, change of control payments, severance, accelerated vesting, or any similar payment or benefit that will become due as a result of the Merger;

(xi) each Company Contract providing any option to receive a license or other right, any right of first negotiation, any right of first refusal or any similar right to any Person related to any material Company IP or material Intellectual Property Right licensed to the Company under a Company In-bound License;

(xii) each Company Contract entered into in settlement of any Legal Proceeding or other dispute with respect to which the Company has any outstanding monetary obligations as of the Closing Date; and

(xiii) any other Company Contract, excluding Company Contracts relating to Company employees or independent contractors, that is not terminable at will (with no penalty or payment or requirement for prior notice) by the Company, and (A) which involves payment or receipt by

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the Company after the date of this Agreement under any such agreement, Contract or commitment of more than $200,000 in the aggregate, or obligations after the date of this Agreement in excess of $200,000 in the aggregate, or (B) that is material to the business or operations of the Company, taken as a whole.

(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(a)(x) of  the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. Neither the Company nor, to the Company’s Knowledge, as of the date of this Agreement any other party to a Company Material Contract, has breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Company or its business. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract, and no Person has indicated in writing to the Company that it desires to renegotiate, modify, not renew or cancel any Company Material Contract.

2.14. Compliance; Permits; Restrictions.

(a) The Company is, and at all times since the Company’s inception has been, in compliance in all material respects with all applicable Laws, except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement, judgment, injunction, order or decree binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company holds all required Governmental Authorizations which are material to the operation of the business of the Company as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each such Company Permit is valid and in full force and effect, and the Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit.

2.15. Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company; or (ii) that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since the Company’s inception through the date of this Agreement, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.

2.16. Tax Matters.

(a) The Company has timely filed all material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where the Company does not file a particular Tax Return or pay a particular Tax that the Company is required to file a Tax Return or pay a Tax in that jurisdiction.

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(b) All material amounts of Taxes due and owing by the Company (whether or not shown on any Tax Return) have been fully and timely paid. The unpaid Taxes of the Company did not, as of the date of the Company Unaudited Interim Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Unaudited Interim Balance Sheet. Since the date of the Company Unaudited Interim Balance Sheet, the Company has not incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that the Company is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

(e) No deficiencies for a material amount of Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing and, to the Knowledge of the Company, no threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company. Neither the Company nor any of its predecessors has waived any statute of limitations or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) The Company is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(h) The Company will not be required to include or accelerate any item of income in, or exclude or defer any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes for a Tax period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount, advance payment or deferred revenue received or accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law). The Company has no unpaid deferred employment Taxes under the CARES Act, taken, has not claimed, or applied for an employee retention tax credit, or taken out any loan, received any loan assistance or received any other financial assistance, or requested any of the foregoing, in each case under the CARES Act, including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program. The Company has not made any election under Section 965(h) of the Code.

(i) The Company has no Liability for any material Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Contract (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes) or otherwise.

(j) The Company has never distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

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(k) The Company has not participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “reportable transaction” within the meaning of Section 6707A(c) of the Code and Treasury Regulations Section 1.6011-4(b).

(l) The Company has not taken any action (or agreed to take any action) or become aware of any fact that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(m) Section 2.16(m) of the Company Disclosure Schedule sets forth the entity classification of the Company for U.S. federal income tax purposes. The Company has not made an election or taken any other action to change its federal and state income tax classification from such classification.

For purposes of this Section 2.16, each reference to the Company shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company.

2.17. Employee and Labor Matters; Benefit Plans.

(a) Section 2.17(a) of the Company Disclosure Schedule is a list of all material Company Benefit Plans (except for (A) any individual stock purchase, stock option and other equity compensation agreements which do not deviate from the representative forms of such agreements made available to Parent, and (B) employment agreements and offer letters with annual base compensation in excess of $100,000 that (i) is not terminable on less than thirty (30) days’ advance notice the Company or otherwise subject to severance obligations, except as required under applicable Law, or (ii) provides for retention payments, change of control payments, severance, accelerated vesting, or any similar payment or benefit that will become due as a result of the Merger , other than through a plan, program, policy, arrangement or agreement listed on Section 2.17(a) of the Company Disclosure Schedule). “Company Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, commission, equity or equity-based incentive, phantom equity, severance, change-of-control, retention, health, life, disability, group insurance, paid time off, holiday, welfare and fringe benefit plan or program, (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen), in each case, sponsored, maintained, administered, contributed to, or required to be contributed to, by the Company for the benefit of any current or former employee, director, officer or independent contractor of the Company or under which the Company has any actual or contingent liability.

(b) As applicable with respect to each material Company Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each material Company Benefit Plan, including all amendments thereto, and in the case of an unwritten material Company Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, and (vii) all notices and filings from the IRS or Department of Labor or other Governmental Body concerning audits, investigations, plan corrections or “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code.

(c) Each material Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and the applicable provisions of ERISA, the Code and all other Laws. The Company and each Company ERISA Affiliate have complied in all material respects with the applicable provisions of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “ACA”), and neither the Company nor any Company ERISA Affiliate have received, or reasonably expect to receive, any penalty notice with respect to the ACA.

(d) The Company Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes

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under Section 501(a) of the Code, respectively, and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Company Benefit Plan or the tax exempt status of the related trust.

(e) Since the Company’s inception, neither the Company nor any Company ERISA Affiliate has maintained, established, participated in contributed to, has been required to contribute to, or has had any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Company Benefit Plan, and no pending or, to the Knowledge of the Company, threatened claims (except for routine individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan, or, to the Knowledge of the Company, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to the Company. All contributions and premium payments required to have been made under any of the Company Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and the Company has no material liability for any unpaid contributions with respect to any Company Benefit Plan. Each Company Benefit Plan may be terminated in accordance with its terms and applicable Law without the imposition of material liability (including any contingent liability) on the Company.

(g) Neither the Company nor, to the Knowledge of the Company, any fiduciary, trustee or administrator of any Company Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Company Benefit Plan which would subject any such Company Benefit Plan, the Company, or Parent to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Company Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and the Company has not made a written representation promising the same.

(i) Neither the execution of this Agreement, nor the performance of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment), will: (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of the Company thereof, pursuant to any Company Benefit Plan or otherwise, (ii) increase any amount of compensation or benefits otherwise payable under any Company Benefit Plan or otherwise, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan or otherwise, (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan or otherwise or (v) limit the right to merge, amend or terminate any Company Benefit Plan.

(j) Except as set forth in Section 2.17(a) of the Company Disclosure Schedule, neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to the Company of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated and administered in compliance with, is and has been in documentary compliance with, Section 409A of the Code, in each case, in all material respects.

(l) No current or former employee, officer, director or independent contractor of the Company has any “gross up” agreements with the Company or other assurance of reimbursement by the Company for any Taxes imposed under Code Section 409A or Code Section 4999.

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(m) The Company does not maintain any Company Benefit Plan outside of the United States.

(n) The Company has provided to Parent a true and correct list, as of the date of this Agreement, containing the names of all current full-time, part-time or temporary employees and independent contractors (and indication as such), and, as applicable: (i) their annual dollar amount of base salary or other base wages, and to the extent calculable, commissions; (ii) dates of employment or service; (iii) title and, with respect to independent contractors, a current written description of such Person’s contracting services, if available; (iv) visa status, if applicable; and (v) with respect to employees, (A) a designation of whether they are classified as exempt or non-exempt for purposes of the Fair Labor Standards Act, as amended (“FLSA”) and any similar state law and (B) whether such an employee is on leave and, if so, the nature of such leave and expected return date, if known.

(o) The Company is not and has never been a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union or similar labor organization representing any of its employees, and there is no labor union or similar labor organization representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company, including through the filing of a petition for representation election. There is not and has not been since the Company’s inception, nor is there or has there been since the Company’s inception any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute or, to the Knowledge of the Company, any union organizing activity, against the Company.

(p) The Company is, and since the Company’s inception has been, other than as would not be expected to result in a Company Material Adverse Effect, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, payment of wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company, with respect to employees of the Company, the Company, since the Company’s inception, has withheld and reported all amounts required by Law to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees. There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Company, threatened in writing against the Company relating to any employee, applicant for employment, or consultant.

(q) Since the Company’s inception, the Company has not implemented any “plant closing” or “mass layoff” of employees that would reasonably be expected to require notification under the WARN Act or any similar state or local Law, no such “plant closing” or “mass layoff” will be implemented before the Closing Date without advance notification to and approval of Parent, and there has been no “employment loss” as defined by the WARN Act within the ninety (90) days prior to the date of this Agreement.

(r) The Company is and has at all relevant times been in material compliance with (i) COVID-19-related Laws, standards, regulations, orders and guidance (including without limitation relating to business reopening), including those issued and enforced by the Occupational Safety and Health Administration, the Centers for Disease Control, the Equal Employment Opportunity Commission, and any other Governmental Body; and (ii) the Families First Coronavirus Response Act (including with respect to eligibility for tax credits under such Act) and any other applicable COVID-19-related leave Law, whether state, local or otherwise.

2.18. Environmental Matters. The Company is and since the Company’s inception has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. The Company has not received since the Company’s inception, any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business.

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2.19. Insurance. The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since the Company’s inception, the Company has not received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

2.20. No Financial Advisors. Except as set forth in Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.21. Transactions with Affiliates.

(a) Section 2.21(a) of the Company Disclosure Schedule describes any material transactions or relationships, since the Company’s inception, between, on one hand, the Company and, on the other hand, any (i) officer or director of the Company or, to the Knowledge of the Company, any of such officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b) Section 2.21(b) of the Company Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).

2.22. Anti-Bribery. None of the Company or any of its directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf (in each in their respective capacities as such) has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). The Company is not and has not been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.23. Disclaimer of Other Representations or Warranties.

(a) Except as previously set forth in this Section 2 or in any certificate delivered by the Company to Parent and/or Merger Sub pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

(b) The Company acknowledges and agrees that, except for the representations and warranties of Parent and Merger Sub set forth in Section 3 or in any certificate delivered by Parent and/or Merger Sub to the Company pursuant to this Agreement, none of the Company or any of its Representatives is relying on any other representation or warranty of Parent, Merger Sub or any other Person made outside of Section 3 or such certificate, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case, with respect to the matters covered by this Agreement or the Contemplated Transactions, and any claim with respect to any other representation or warranty of Parent, Merger Sub or any other Person made outside of Section 3 or such certificate are expressly disclaimed by the Company.

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Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.13(h), except (a) as set forth in the disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (b) as disclosed in the Parent SEC Documents filed with the SEC after December 31, 2022 and prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Parent SEC Documents (x) shall not be deemed disclosed for purposes of Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.6, and Section 3.7 and (y) shall be deemed to be disclosed in a section of the Parent Disclosure Schedule only to the extent that it is readily apparent from a reading of such Parent SEC Documents that is applicable to such section of the Parent Disclosure Schedule, Parent and Merger Sub represent and warrant to the Company as follows:

3.1. Due Organization; Subsidiaries.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound. Since its date of incorporation, Merger Sub has not engaged in any activities other than activities incident to its organization or in connection with or as contemplated by this Agreement.

(b) Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c) Parent has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule; and neither Parent nor any of the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule owns any capital stock of, or any equity, ownership or profit-sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule. Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(d) Neither the Parent nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business Entity. Neither the Parent nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Parent nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for, any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2. Organizational Documents. Parent has made available to the Company accurate and complete copies of the Organizational Documents of Parent and each of its Subsidiaries in effect as of the date of this Agreement. Neither Parent nor any of its Subsidiaries is in breach or violation of its respective Organizational Documents.

3.3. Authority; Binding Nature of Agreement.

(a) Parent and Merger Sub have all necessary corporate power and authority to enter into and to perform its respective obligations under this Agreement and, subject, with respect to Parent, to receipt of the Required Parent Stockholder Vote and, with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, to consummate the Contemplated Transactions. The Parent Board (at a meeting duly called, noticed and held) has adopted resolutions providing for the Parent Board Approval. The Merger Sub Board (by unanimous consent in lieu of a meeting) has adopted resolutions providing for the Merger Sub Board Approval.

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(b) This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.4. Vote Required. The affirmative vote of the holders of a majority in voting power of the shares of Parent Common Stock present in person or by proxy and entitled to vote at the Parent Stockholders’ Meeting is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Stockholder Matters (“Required Parent Stockholder Vote”).

3.5. Non-Contravention; Consents. Subject to obtaining the Required Parent Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b) contravene, conflict with or result in a violation of any Law or any order, writ, injunction, judgment or decree to which Parent or its Subsidiaries, or any of the assets owned or used by Parent or its Subsidiaries, is subject, except as would not reasonably be expected to have a Parent Material Adverse Effect;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent, except as would not reasonably be expected to have a Parent Material Adverse Effect;

(d) except as set forth in Section 3.5(d) of the Parent Disclosure Schedule, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent (except for Permitted Encumbrances), except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Except for (i) any Consent set forth in Section 3.5 of the Parent Disclosure Schedule under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws or Nasdaq listing rules, neither Parent nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement, or (B) the consummation of the Contemplated Transactions. The Parent Board has taken all actions necessary to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to the Merger, this Agreement, the Lock-Up Agreements or the other Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6. Capitalization.

(a) The authorized capital stock of Parent as of the date of this Agreement consists of 500,000,000 shares of Parent Common Stock, of which 834,857 shares have been issued and are outstanding as of the close of business on the Reference Date and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Parent Preferred Shares”), of which 3,000 Parent Preferred Shares have been issued and are outstanding as of the close of business on the Reference Date. Parent does not hold any shares of its capital stock in its treasury.

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(b) All of the outstanding shares of Parent Common Stock and Parent Preferred Shares have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock or Parent Preferred Shares are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock or Parent Preferred Shares is subject to any right of first refusal in favor of Parent. Except as contemplated herein and as set forth on Section 3.6(b) of the Parent Disclosure Schedule, there is (x) no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock or Parent Preferred Shares and (y) no contracts with one or more current or prospective stockholders of Parent (or one or more beneficial owners of capital stock of Parent) in its or their capacity as such, within the meaning of Section 122(18) of the DGCL, that have not been disclosed. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities. Section 3.6(b) of the Parent Disclosure Schedule accurately and completely lists all repurchase rights held by Parent with respect to shares of Parent Common Stock or Parent Preferred Shares (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable and whether the holder of such shares of Parent Common Stock or Parent Preferred Shares timely filed an election with the relevant Governmental Bodies under Section 83(b) of the Code with respect to such shares.

(c) Except for the Parent Stock Plan, and except as set forth in Section 3.6(c) of the Parent Disclosure Schedule, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the close of business on the Reference Date, 510,909 shares were reserved for issuance upon exercise of Parent Options granted under the Parent Stock Plan that are outstanding as of the date of this Agreement, no shares have been reserved for issuance upon settlement of Parent RSUs granted and currently outstanding under the Parent Stock Plan, and no shares remain available for future issuance pursuant to the Parent Stock Plan. Section 3.6(c) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option and Parent RSU outstanding as of the Reference Date: (i) the name of the award recipient; (ii) the number of shares of Parent Common Stock subject to such Parent Option or Parent RSU, as applicable, at the time of grant; (iii) the number of shares of Parent Common Stock subject to such Parent Option or Parent RSU, as applicable, as of the Reference Date; (iv) the exercise price of such Parent Option; (v) the date on which such Parent Option or Parent RSU, as applicable, was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the Reference Date and any acceleration provisions; and (vii) whether such Parent Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Parent has made available to the Company an accurate and complete copy of the Parent Stock Plan and a form of stock option agreement and form of restricted stock unit agreement that is consistent in all material respects with the stock option agreements and restricted stock unit agreements evidencing outstanding Parent Options and Parent RSUs granted thereunder.

(d) Except for the Parent Options and Parent RSU, and as otherwise set forth in Section 3.6(d) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; or (iii) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries (it being understood that Parent intends to issue prior to (but contingent upon) the Closing restricted stock units to certain employees of the Company identified in the Company Disclosure Schedule). There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries. In addition, there are no stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

(e) All outstanding shares of Parent Common Stock, Parent Preferred Shares, Parent Options, Parent RSUs, and other securities of Parent have been issued and granted in material compliance with (i) the Organizational Documents of Parent in effect as of the relevant time and all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts, including the Parent Stock Plan. Except as set forth on Section 3.6(e) of the Parent Disclosure Schedule, each Parent Option (i) has an exercise price per share

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of Parent Common Stock equal to or greater than the fair market value of a share of Parent Common Stock on the date of such grant, (ii) has a grant date that is not prior to the date on which the Parent Board or a duly authorized committee thereof actually awarded such Parent Option and (iii) qualifies for the Tax and accounting treatment afforded to such Parent Option in Parent’s tax returns and financial statements of Parent, respectively.

(f) All distributions, dividends, repurchases and redemptions of Parent Common Stock or other equity interests of Parent were undertaken in material compliance with (i) the Organizational Documents of Parent in effect as of the relevant time and all applicable securities Laws and other applicable Laws, and (ii) all requirements set forth in applicable Contracts.

3.7. SEC Filings; Financial Statements.

(a) Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2020 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Since January 1, 2020 and except for the Quarterly Reports on Form 10-Q for the periods ended March 31, 2025 and June 30, 2025, material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, or if amended or superseded by a filing prior to the date of this Agreement, on the date of the last such amendment or superseding filing prior to the date of this Agreement, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws, and no current or former executive officer of Parent has failed to make the Certifications required of him or her. Parent has made available to the Company true and complete copies of all correspondence, other than transmittal correspondence or general communications by the SEC not specifically addressed to Parent, between the SEC, on the one hand, and Parent, on the other, since January 1, 2020, including all SEC comment letters and responses to such comment letters and responses to such comment letters by or on behalf of Parent except for such comment letters and responses to such comment letters that are publicly accessible through EDGAR. As of the date of this Agreement, there are no outstanding unresolved comments in comment letters received from the SEC or Nasdaq with respect to Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, including with regards to any accounting practices of Parent. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP.

(c) Parent’s independent registered public accounting firm has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning

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of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth in Section 3.7(d) of the Parent Disclosure Schedule, since January 1, 2020, through the date of this Agreement, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from officials of Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. As of the date of this Agreement, Parent has timely responded to all comment letters of the staff of the SEC relating to the Parent SEC Documents, and the SEC has not advised Parent that any final responses are inadequate, insufficient or otherwise non-responsive. Parent has made available to the Company true, correct and complete copies of all comment letters, written inquiries and enforcement correspondences between the SEC, on the one hand, and Parent, on the other hand, occurring since January 1, 2020 and will, reasonably promptly following the receipt thereof, make available to the Company any such correspondence sent or received after the date of this Agreement. To the Knowledge of Parent, as of the date of this Agreement, none of the Parent SEC Documents is the subject of an ongoing SEC report or outstanding SEC comment.

(e) Since January 1, 2020, (i) neither Parent nor, to the knowledge of Parent, any of its directors, officers, employees, auditors, accountants or representatives has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or its internal accounting controls, including any material complaint, allegation, assertion or claim that Parent has engaged in questionable accounting or auditing practices, (ii) no attorney representing Parent, whether or not employed by Parent, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent, and (iii) there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, principal accounting officer or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Parent is and since its first date of listing on Nasdaq, has been, in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq.

(g) Parent maintains and at all times since January 1, 2020, has maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board, (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements and (iv) that Parent maintains records in reasonable detail which accurately and fairly reflect the transactions and dispositions of the assets of Parent and any of its Subsidiaries. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of December 31, 2024, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and has described in Section 3.7(g) of the Parent Disclosure Schedule) (A) all material weaknesses and all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves Parent, any of its Subsidiaries, Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Parent and its Subsidiaries or (C) any claim or allegation regarding any of the foregoing. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any significant deficiencies or material weaknesses in the design or operation of Parent’s internal control over financial reporting.

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(h) Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

(i) Section 3.7(i) to the Parent Disclosure Schedule sets forth (x) the Parent Interim Financial Statements and (y) an accurate statement of Parent’s cash and cash equivalents as of the close of business on the Business Day preceding the date of this Agreement, and there has been no material change in the amount thereof from such statement through the date of this Agreement. The cash forecast set forth in Section 3.7(i) to the Parent Disclosure Schedule: (i) has been prepared by Parent in good faith, (ii) is based on assumptions that Parent considers to be reasonable, and (iii) fairly reflects Parent’s reasonably anticipated rate of cash usage for the periods covered therein.

(j) Parent has not been and is not currently a “shell company” as defined under Section 12b-2 of the Exchange Act.

3.8. Absence of Changes. Except as set forth in Section 3.8 of the Parent Disclosure Schedule, after the date of the Parent Balance Sheet (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto):

(a) Parent and its Subsidiaries have conducted its business only in the Ordinary Course of Business;

(b) there has not been or occurred any Parent Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(c) no action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9. Absence of Undisclosed Liabilities. As of the date hereof, neither Parent nor any of its Subsidiaries has any Liability (whether or not required to be reflected in the financial statements in accordance with GAAP), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent or its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Parent; and (f) Liabilities described in Section 3.9 of the Parent Disclosure Schedule.

3.10. Title to Assets. Each of Parent and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Parent Balance Sheet; and (b) all other tangible assets reflected in the books and records of Parent or any of its Subsidiaries as being owned by Parent or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Parent or its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11. Real Property; Leasehold. Neither Parent nor any of its Subsidiaries own or ever have owned any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of, or occupied or leased by, Parent or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed, occupied or leased (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. Parent’s possession, occupancy, lease, use and/or operation of each such leased property conforms to all applicable Laws in all material respects, and Parent has

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exclusive possession of each such leased property and leasehold interest and has not granted any occupancy rights to tenants or licensees with respect to such leased property or leasehold interest. In addition, each such leased property and leasehold interest is free and clear of all Encumbrances other than Permitted Encumbrances.

3.12. Intellectual Property.

(a) Section 3.12(a) of the Parent Disclosure Schedule identifies as of November 3, 2025, each patent and patent application owned by the Parent or Subsidiaries, including, with respect to each registration and application: (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, and (iii) the application or registration number. To the Knowledge of Parent, each of the patents and patent applications included in Section 3.12(a) of the Parent Disclosure Schedule properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. As of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration) is pending or, to the Knowledge of Parent, threatened in writing, in which the scope, validity, enforceability or ownership of any Parent IP is being or has been contested or challenged. To the Knowledge of Parent, each U.S. Patent of Parent IP is valid and enforceable (or expired as indicated in Section 3.12(a) of the Parent Disclosure Schedule).

(b) Except as set forth in Section 3.12(b) of the Parent Disclosure Schedule, Parent or its Subsidiaries exclusively own and are the sole assignee of, or have licensed all material Parent IP, free and clear of all Encumbrances other than Permitted Encumbrances. Each Parent Associate involved in the creation or development of any material Parent IP, pursuant to such Parent Associate’s activities on behalf of Parent or any of its Subsidiaries, has signed a valid and enforceable written agreement containing an assignment of such Parent Associate’s rights in such Parent IP to Parent or its Subsidiaries. Each Parent Associate who has or has had access to Parent’s or any of its Subsidiaries’ trade secrets or confidential information has signed a valid and enforceable written agreement containing confidentiality provisions protecting the Parent IP, trade secrets and confidential information. Parent has taken commercially reasonable steps to protect and preserve the confidentiality of its trade secrets and confidential information.

(c) To the Knowledge of Parent, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create Parent IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights or a license to such Parent IP or the right to receive royalties for the practice of such Parent IP.

(d) Section 3.12(d) of Parent Disclosure Schedule sets forth each license agreement pursuant to which Parent (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by Parent or its Subsidiaries in its business as currently conducted (each a “Parent In-bound License”) or (ii) grants to any third party a license under any material Parent IP or material Intellectual Property Right licensed to the Parent or its Subsidiaries under a Parent In-bound License (each a “Parent Out-bound License”) (provided, that, Parent In-bound Licenses shall not include, when entered into in the Ordinary Course of Business, material transfer agreements, services agreements, agreements with Parent Associates, non-disclosure agreements, commercially available Software-as-a-Service offerings, or off-the-shelf software licenses; and Parent Out-bound Licenses shall not include, when entered into in the Ordinary Course of Business, material transfer agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses). To the Knowledge of Parent, all Parent In-bound Licenses and Parent Out-bound Licenses are in full force and effect and are valid, enforceable and binding obligations of Parent and each other party to such Parent In-bound Licenses or Parent Out-bound Licenses. Neither Parent, nor to the Knowledge of Parent, any other party to such Parent In-bound Licenses or Parent Out-bound Licenses, is in material breach under any Parent In-bound Licenses or Parent Out-bound Licenses. Except as set forth in Section 3.12(d) of the Parent Disclosure Schedule, none of the terms or conditions of any Parent In-bound License or any Parent Out-bound License requires Parent or any of its Subsidiaries or any of their Affiliates to maintain, develop or prosecute any Intellectual Property Rights.

(e) (i) The operation of the business of Parent and its Subsidiaries as currently conducted (and as it has been conducted for the last six (6) years) does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other Person and (ii) to the Knowledge of Parent, no other Person is infringing,

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misappropriating or otherwise violating any Parent IP or any Intellectual Property Rights exclusively licensed to Parent or its Subsidiaries. No Legal Proceeding is pending (or, to the Knowledge of Parent, is threatened in writing) (A) against Parent or its Subsidiaries alleging that the operation of the business of Parent or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by Parent or its Subsidiaries alleging that another Person has infringed, misappropriated or otherwise violated any of the Parent IP or any Intellectual Property Rights exclusively licensed to Parent or its Subsidiaries. Except as set forth in Section 3.12(e) of Parent Disclosure Schedule, neither Parent nor its Subsidiaries have received any written notice or other written communication alleging that the operation of the business of Parent or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f) None of Parent IP or, to the Knowledge of Parent, any material Intellectual Property Rights licensed to Parent or its Subsidiaries is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by Parent or its Subsidiaries of any such Parent IP or material Intellectual Property Rights exclusively licensed to Parent or its Subsidiaries.

(g) To the Knowledge of Parent, Parent and the operation of Parent’s and its Subsidiaries’ business are in substantial compliance with all Laws pertaining to data privacy and data security of Sensitive Data. To the Knowledge of Parent, there have been (i) no losses or thefts of data or security breaches relating to Sensitive Data used in the business of Parent or its Subsidiaries, (ii) no violations of any security policy of Parent regarding any such Sensitive Data used in the business of Parent or its Subsidiaries, and (iii) no unauthorized access, unauthorized use or unintended or improper disclosure of any Sensitive Data used in the business of Parent or its Subsidiaries. Parent has taken commercially reasonable steps and implemented reasonable disaster recovery and security plans and procedures to protect the information technology systems used in, material to or necessary for operation of Parent’s and its Subsidiaries’ business as currently conducted from unauthorized use or access. To the Knowledge of Parent, there have been no material malfunctions or unauthorized intrusions or breaches of the information technology systems used in, material to or necessary for the operation of Parent’s or its Subsidiaries’ business as currently conducted.

3.13. Agreements, Contracts and Commitments.

(a) Section 3.13 of the Parent Disclosure Schedule lists the following Parent Contracts in effect as of the date of this Agreement other than any Parent Benefit Plans (each, a “Parent Material Contract” and collectively, the “Parent Material Contracts”):

(i) a material Contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(ii) each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(iii) each Parent Contract containing (A) any covenant limiting the freedom of Parent or its Subsidiaries to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement or similar term by which any Person is or could become entitled to any benefit, right or privilege that must be at least as favorable to such Person as those offered to any other Person, (C) any exclusivity provision, right of first refusal or right of first negotiation or similar covenant, or (D) any non-solicitation provision;

(iv) each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(v) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(vi) each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of Parent or its Subsidiaries or any loans or debt obligations with officers or directors of Parent;

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(vii) each Parent Contract requiring payment by or to Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by Parent; or (D) any Parent Contract with any third party providing any services relating to the manufacture or production of any product, service or technology of Parent or any Parent Contract to sell, distribute or commercialize any products or service of Parent;

(viii) each Parent Contract with any financial advisor, broker, finder, investment banker or other similar Person providing financial advisory services to Parent in connection with the Contemplated Transactions;

(ix) each Parent Real Estate Lease;

(x) each Parent Contract with any Governmental Body;

(xi) each Parent Out-bound License and Parent In-bound License, and each Parent Contract containing a covenant not to sue or otherwise enforce any Intellectual Property Rights, other than Contracts containing standard form non-disclosure agreements or licenses for unmodified commercially available off the shelf software;

(xii) each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent or its Subsidiaries;

(xiii) each Parent Contract, offer letter, employment agreement, or independent contractor agreement with any employee or service provider whose annual compensation equals or exceeds $100,000 that (A) is not immediately terminable by Parent without notice, severance, or other cost or liability, except as required under applicable Law, or (B) provides for retention payments, change-of-control payments, severance, accelerated vesting, or any similar payment or benefit that may or will become due as a result of the Merger;

(xiv) any other Contract that is not terminable at will (with no penalty or payment or requirement for prior notice) by Parent or its Subsidiaries, as applicable, and (A) which involves payment or receipt by Parent or its Subsidiaries after the date of this Agreement under any such agreement, Contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of Parent and its Subsidiaries, taken as a whole;

(xv) each Parent Contract providing any option to receive a license or other right, any right of first negotiation, any right of first refusal or any similar right to any Person related to any material Parent IP or material Intellectual Property Right licensed to Parent under a Parent In-bound License; or

(xvi) each Parent Contract entered into in settlement of any Legal Proceeding or other dispute.

(b) Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Neither Parent nor any of its Subsidiaries has, nor, to Parent’s Knowledge, as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to Parent or its business. As to Parent and its Subsidiaries, as of the date of this Agreement, each Parent Material Contract is valid, binding,

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enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract, and no Person has indicated in writing to Parent that it desires to renegotiate, modify, not renew or cancel any Parent Material Contract.

3.14. Compliance; Permits.

(a) Parent and its Subsidiaries are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Laws, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent.

(b) No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened against Parent or any Subsidiary. There is no agreement, judgment, injunction, order or decree binding upon Parent or any Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any Subsidiary, any acquisition of material property by Parent or any Subsidiary or the conduct of business by Parent or any Subsidiary as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s or any Subsidiary’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(c) Parent or its Subsidiaries hold, and have held since January 1, 2020, all required Governmental Authorizations which are material to the operation of the business of Parent or such Subsidiary as currently conducted (the “Parent Permits”), and such Parent Permits are valid, binding, and in full force and effect. Section 3.14(c) of the Parent Disclosure Schedule identifies each Parent Permit. Each such Parent Permit is valid and in full force and effect, and Parent is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.

(d) Neither the Parent nor any of its Subsidiaries is, or has been, (i) enrolled as a supplier under Title XVIII of the Social Security Act or (ii) certified for participation in any federal health Care program (as defined in 42 U.S.C. § 1320a-7b(f)) (a “Federal Health Care Program”). Neither the Parent Entity nor any of its Subsidiaries is a party to, or is otherwise entitled to bill under, any payor agreements with any Federal Health Care Program or any private non-governmental payors or programs, including any private insurance payor or program, self-insured employer, or other third-party payor (“Third Party Payor”). Further, neither Parent nor any of its Subsidiaries have commercialized or sold any Parent Legacy Assets that are classified by the U.S. Food and Drug Administration as a medical device (e.g., EvieMED), and no Parent Legacy Assets are or have been reimbursed, in part or in whole, by a Third Party Payor.

(e) Neither the Parent nor any of its Subsidiaries, processes, uses, or transmits protected health information (as defined under the U.S. Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the HITECH Act, and as otherwise may be amended from time to time by Congress and/or rulemaking authority of the Secretary of the Department of Health and Human Services, and all regulations promulgated thereunder), either on behalf of its customers or for its own purposes.

3.15. Legal Proceedings; Orders.

(a) Except as disclosed in Section 3.15(a) of the Parent Disclosure Schedule, as of the date of this Agreement and in the three-year period immediately prior thereto, there is no and has been no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any of its Subsidiaries, (C) any Parent Associate (in his or her capacity as such) or (D) any of the material assets owned or used by Parent or its Subsidiaries; or (ii) that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 3.15(b) of the Parent Disclosure Schedule, since January 1, 2020 through the date of this Agreement, no Legal Proceeding has been pending against Parent that resulted in material liability to Parent.

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3.16. Tax Matters.

(a) Parent and each of its Subsidiaries have timely filed all material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where Parent or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that Parent or such Subsidiary is required to file a Tax Return or pay a Tax in that jurisdiction.

(b) All material amounts of Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been fully and timely paid. The unpaid Taxes of Parent and its Subsidiaries did not, as of the date of the Parent Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Parent Balance Sheet. Since the Parent Balance Sheet Date, neither Parent nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that Parent or any of its Subsidiaries is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing and, to the Knowledge of Parent, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its predecessors nor any of its Subsidiaries have waived any statute of limitations or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(h) Neither Parent nor any of its Subsidiaries will be required to include or accelerate any item of income in, or exclude or defer any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes for a Tax period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount, advance payment or deferred revenue received or accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law). Neither the Parent nor any of its Subsidiaries has any unpaid deferred employment Taxes under the CARES Act, has taken, claimed, or applied for an employee retention tax credit, or taken out any loan, received any loan assistance or received any other financial assistance, or requested any of the foregoing, in each case under the CARES Act, including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program. Neither Parent nor any of its Subsidiaries have made any election under Section 965(h) of the Code.

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(i) Neither Parent nor any of its Subsidiaries have any Liability for any material Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Contract (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes) or otherwise.

(j) Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(k) Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “reportable transaction” within the meaning of Section 6707A(c) of the Code and Treasury Regulations Section 1.6011-4(b).

(l) Neither Parent nor any of its Subsidiaries has taken any action (or agreed to take any action) or become aware of any fact that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(m) No Subsidiary of the Parent is a “passive foreign investment company” within the meaning of Section 1297 of the Code. No Subsidiary of the Parent that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code owns (directly or indirectly) an “investment in United States property” for purposes of Section 956 of the Code. No Subsidiary of the Parent that was organized in a jurisdiction outside of the United States is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(n) Section 3.16(n) of the Parent Disclosure Schedule sets forth the entity classification of Parent and each of its Subsidiaries for U.S. federal income tax purposes. Neither Parent nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

For purposes of this Section 3.16, each reference to Parent or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent.

3.17. Employee and Labor Matters; Benefit Plans.

(a) Section 3.17(a) of the Parent Disclosure Schedule is a list of all material Parent Benefit Plans (except for (A) any individual stock purchase, stock option and other equity compensation agreements which do not deviate from the representative forms of such agreements made available to the Company, and (B) employment agreements and offer letters establishing at-will employment without obligating Parent to make any payment or provide any benefit upon termination of employment other than through a plan, program, policy, arrangement or agreement listed on Section 3.17(a) of the Parent Disclosure Schedule). “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, commission, equity or equity-based incentive, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen), in each case, sponsored, maintained, administered, contributed to, or required to be contributed to, by Parent or any of its Subsidiaries or Parent ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of Parent or any of its Subsidiaries or under which Parent or any of its Subsidiaries has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b) As applicable with respect to each material Parent Benefit Plan, Parent has made available to the Company true and complete copies of (i) each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and

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trustee reports, and (vii) all notices and filings from the IRS or Department of Labor or other Governmental Body concerning audits, investigations, plan corrections or “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code.

(c) Each material Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and the applicable provisions of ERISA, the Code and all other Laws. Parent and each Parent ERISA Affiliate have complied in all material respects with the applicable provisions of the ACA, and neither Parent nor any Parent ERISA Affiliate have received, or reasonably expect to receive, any penalty notice with respect to the ACA.

(d) The Parent Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and, to the Knowledge of Parent, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.

(e) In the last six years, neither Parent, any of its Subsidiaries nor any Parent ERISA Affiliate has maintained, established, participated in, contributed to, has been required to contribute to, or has had any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to the Knowledge of Parent, threatened claims (except for routine individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, or, to the Knowledge of Parent, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to Parent or any of its Subsidiaries. All contributions and premium payments required to have been made under any of the Parent Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither Parent nor any Parent ERISA Affiliate has any material liability for any unpaid contributions with respect to any Parent Benefit Plan. Each Parent Benefit Plan may be terminated in accordance with its terms and applicable Law without the imposition of material liability (including any contingent liability) on Parent.

(g) Neither Parent, any of its Subsidiaries or any Parent ERISA Affiliates, nor to the Knowledge of Parent, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent, any of its Subsidiaries or Parent ERISA Affiliates to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Parent Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law, and neither Parent nor any of its Subsidiaries or any Parent ERISA Affiliates has made a written representation promising the same.

(i) Except as set forth in Section 3.17(i) of the Parent Disclosure Schedule, neither the execution of this Agreement, nor the performance of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will:

(i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of Parent or any Subsidiary thereof pursuant to any Parent Benefit Plan or otherwise,

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(ii) increase any amount of compensation or benefits otherwise payable under any Parent Benefit Plan or otherwise, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan or otherwise, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or otherwise or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.

(j) Except as set forth in Section 3.17(j) of the Parent Disclosure Schedule, neither the execution of, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to Parent and its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated and administered in compliance with, is and has been in documentary compliance with, Section 409A of the Code, in each case, in all material respects.

(l) No current or former employee, officer, director or independent contractor of Parent or any of its Subsidiaries has any “gross up” agreements with the Parent or any of its Subsidiaries or other assurance of reimbursement by the Parent or any of its Subsidiaries for any Taxes imposed under Code Section 409A or Code Section 4999.

(m) Each Parent Benefit Plan maintained outside of the United States (each, a “Parent Foreign Plan”) has obtained from the Governmental Body having jurisdiction with respect to such plan any required determinations that such plan is in compliance with the Laws of any such Governmental Body.

(n) To the extent required by applicable law, the assets of each of the Parent Foreign Plans that is similar to an employee pension benefit plan (as defined in Section 3(2) of ERISA (whether or not subject to ERISA)) or that otherwise provides retirement, medical or life insurance benefits following retirement or other termination of service or employment are at least equal to the liabilities of such plans.

(o) Set forth in Section 3.17(o) of the Parent Disclosure Schedule is a true and correct list, as of the date of this Agreement, containing the names of all current full-time, part-time or temporary employees and independent contractors (and indication as such), and, as applicable: (i) the annual dollar amount of all cash compensation in the form of wages, salary, fees, commissions, and director’s fees payable to each Person; (ii) dates of employment or service; (iii) title and, with respect to independent contractors, a current written description of such Person’s contracting services; (iv) visa status, if applicable; and (v) with respect to employees, (A) a designation of whether they are classified as exempt or non-exempt for purposes of FLSA and any similar state, federal or foreign law and (B) whether such an employee is on leave, and if so, the nature of such leave and expected return date.

(p) Neither Parent nor any of its Subsidiaries is or has ever been a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union or similar labor organization representing any of its employees, and there is no labor union or similar labor organization representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent or its Subsidiaries, including through the filing of a petition for representation election. There is not and has not been in the past five years, nor is there or has there been in the past five years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity, against Parent or any of its Subsidiaries.

(q) Parent and each of its Subsidiaries is, and since January 1, 2020 has been, other than as would not be expected to result in a Parent Material Adverse Effect, in compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, immigration, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, payment of wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent or any of its Subsidiaries, with respect to employees of Parent and its Subsidiaries, each of Parent and its Subsidiaries, since January 1, 2020, has withheld and reported all

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amounts required by Law to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees. There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of Parent, threatened or reasonably anticipated against Parent or any of its Subsidiaries relating to any employee, applicant for employment, or consultant.

(r) Within the preceding five years, Parent has not implemented any “plant closing” or “mass layoff” of employees that would reasonably be expected to require notification under the WARN Act or any similar state or local Law, no such “plant closing” or “mass layoff” will be implemented before the Closing Date without advance notification to and approval of the Company, and there has been no “employment loss” as defined by the WARN Act within the 90 days prior to the date of this Agreement.

(s) Parent is and has at all relevant times been in material compliance with (i) COVID-19-related Laws, standards, regulations, orders and guidance (including without limitation relating to business reopening), including those issued and enforced by the Occupational Safety and Health Administration, the Centers for Disease Control, the Equal Employment Opportunity Commission, and any other Governmental Body; and (ii) the Families First Coronavirus Response Act (including with respect to eligibility for tax credits under such Act) and any other applicable COVID-19-related leave Law, whether state, local or otherwise.

(t) In the preceding three (3) years, Parent and each of its Subsidiaries have not received, and Parent does not have Knowledge of, any complaints, allegations, claims, or demands, whether internal or external, in writing or otherwise, regarding harassment or discrimination, whether on the basis of sex or any other basis, retaliation or policy violation allegations against officers, directors, employees, contractors or agents, and is not aware of any acts, omissions or other conduct which could reasonably be expected to give raise to any such complaint, allegation, claim or demand.

(u) No current employee or other individual service provider of Parent or its Subsidiaries with annualized compensation at or above $100,000 has notified the Company that they intend to terminate his or her employment or service prior to the first anniversary of the Closing.

(v) To the Knowledge of Parent, no current or former employee or independent contractor of Parent or its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation (i) owed to Parent or its Subsidiaries or (ii) owed to any third party with respect to such person’s right to be employed or engaged by Parent or its Subsidiaries.

3.18. Environmental Matters. Parent and each of its Subsidiaries are in compliance and since January 1, 2020 have complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to Parent or its business. Neither Parent nor any of its Subsidiaries has received since January 1, 2020 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of Parent, there are no circumstances that would reasonably be expected to prevent or interfere with Parent’s or any of its Subsidiaries’ compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to Parent or its business.

3.19. Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed on August 29, 2025 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K. Section 3.19 of the Parent Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Parent as of the date of this Agreement.

3.20. Insurance. Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and each of its Subsidiaries. Each of such insurance policies is in full force and effect and Parent and each of its Subsidiaries is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2020, neither Parent

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nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent and each of its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent or any of its Subsidiaries for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.

3.21. No Financial Advisors. No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

3.22. Anti-Bribery. None of Parent or any of its Subsidiaries nor any of their respective directors, officers, employees or, to Parent’s Knowledge, agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. Neither Parent nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.23. Valid Issuance. The Parent Common Stock Payment Shares, if the $15 Earnout Target is achieved, the $15 Earnout Shares, and, if the $25 Earnout Target is achieved, the $25 Earnout Shares, in each case to be issued in connection with the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. To the Knowledge of Parent as of the date of this Agreement, no “bad actor” disqualifying event described in Rule 506(d)(1)(i)–(viii) of the Securities Act (a “Disqualifying Event”) is applicable to Parent or, to Parent’s Knowledge, any Parent Covered Person, except for a Disqualifying Event as to which Rule 506(d)(2)(ii)–(iv) or (d)(3) of the Securities Act is applicable.

3.24. Disclaimer of Other Representations or Warranties.

(a) Except as previously set forth in this Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither Parent nor any Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

(b) Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties of the Company set forth in Section 2 or in any certificate delivered by the Company to Parent and/or Merger Sub pursuant to this Agreement, none of the Parent, Merger Sub or any of their respective Representatives is relying on any other representation or warranty of the Company or any other Person made outside of Section 2 or such certificate, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case, with respect to the matters covered by this Agreement or the Contemplated Transactions, and any claim with respect to any other representation or warranty of the Company or any other Person made outside of Section 2 or such certificate are expressly disclaimed by Parent and Merger Sub.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1. Operation of Parent’s Business.

(a) Except for the sales of the Parent Legacy Assets used in the Parent Legacy Business and except as set forth on Schedule 4.1(a), as expressly permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”), Parent shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute Parent Material Contracts.

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(b) Except (i) as expressly permitted by this Agreement, (ii) for the sales of the Parent Legacy Assets used in the Parent Legacy Business, (iii) sales of Parent securities in connection with the ChEF and the Permitted Bridge Financing, (iv) as set forth in Schedule 4.1(b), (v) as required by applicable Law or (vi) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Parent Stock Plan);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent (except for Parent Common Stock issued upon the valid exercise of outstanding Parent Options and the vesting of outstanding Parent RSUs); (B) any option, warrant or right to acquire any capital stock or any other security, other than option grants to employees and directors in the Ordinary Course of Business; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person (except for the advance of reasonable business expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(vi) other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause any Parent Benefit Plan to be amended in any material respect; (C) pay any bonus or distribute any profit-sharing account balances or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees; (D) grant or increase any severance, change-of-control, transaction or retention bonus, deferred compensation or similar payments or benefits with respect to any current, former or new employees, directors or consultants; or (E) hire, terminate or give notice of termination (other than for cause) to any (x) officer or (y) employee or other service provider whose annual compensation is or is expected to be more than $100,000 per year, provided that any hiring, termination or giving of notice shall be in the ordinary course of business;

(vii) (A) negotiate, modify, extend, terminate, or enter into any collective bargaining agreement or other Contract or arrangement with any labor union, works council, employee representative or other labor organization (each, a “CBA”) or (B) recognize or certify any labor union, works council, group of employees or other labor organization for purposes of collective bargaining or as the representative for any employees;

(viii) announce or implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reduction, work schedule changes or other actions that could require notice under the WARN Act, or any other reduction in force, early retirement program, or other voluntary or involuntary employment termination program;

(ix) except as required by applicable Law, waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee, independent contractor or business relation;

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(x) (A) commence or settle any action requiring, or reasonably expected to require, a cash payment in excess of $50,000, or (B) commence or settle any action with any Governmental Body or that results in, or could reasonably be expected to result in, the imposition of any material restrictions upon its business;

(xi) [reserved];

(xii) enter into any material transaction other than (A) in the Ordinary Course of Business, or (B) in connection with the Contemplated Transactions;

(xiii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(xiv) sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xv) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax became due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, dispute, audit, investigation, proceeding, claim, or assessment, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (including any “closing agreement” described in Section 7121 of the Code (or any similar Law) with any Governmental Body, but excluding customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), surrender any right to claim a material Tax refund, or adopt or change any material accounting method in respect of Taxes;

(xvi) make any expenditures, incur any Liabilities (other than Tax liabilities incurred in the ordinary course of business) or discharge or satisfy any Liabilities, in each case, in amounts that exceed $50,000 individually, or $100,000 in the aggregate, except as reflected in the Parent Interim Financial Statements or described in the Agreed Budget;

(xvii) other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xviii) initiate or settle any Legal Proceeding; or

(xix) agree, resolve or commit to do any of the foregoing.

4.2. Operation of the Company’s Business.

(a) Except as set forth on Schedule 4.2(a), as expressly permitted by this Agreement, as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Schedule 4.2(b), (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company or in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Company Plan);

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(ii) effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) (a) lend money to any Person (except for (x) the advance of reasonable business expenses to employees, directors and consultants in the Ordinary Course of Business or (y) to a Subsidiary of the Company), (b) incur or guarantee any indebtedness for borrowed money, or (iii) guarantee any debt securities of others;

(iv) enter into any collective bargaining agreement or similar agreement with any labor union or similar labor organization;

(v) sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(vi) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(vii) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax became due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, dispute, audit, investigation, proceeding, claim, or assessment, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (including any “closing agreement” described in Section 7121 of the Code (or any similar Law) with any Governmental Body, but excluding customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), surrender any right to claim a material Tax refund, or adopted or changed any material accounting method in respect of Taxes;

(viii) other than as required by Law or GAAP, take any action to change accounting policies or procedures; or

(ix) agree, resolve or commit to do any of the foregoing.

4.3. Access and Information. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate; and (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Each of the Company and Parent shall provide the other Party with unaudited cash balances and a statement of accounts payable of such Party (on a consolidated basis) as of the end of each calendar month, or such longer period as each of the providing Party and receiving Party may agree to in writing.

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Notwithstanding the foregoing, no Party shall be required to provide access, copies, or make available any personnel, officers, employees, property, assets, books, records, Tax Returns, work papers, product data, documents or information (x) to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access or (y) if doing so could result in the waiver of the attorney-client privilege, work product doctrine or similar privilege or protection.

4.4. Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (i) any written notice or other written communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company is commenced, or, to the Knowledge of the Company, threatened in writing against the Company or, to the Knowledge of the Company, any director or officer of the Company in such individual’s capacity as such; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in the case of (iii) and (iv) that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 and 7, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.4 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.

(b) During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any written notice or other written communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent or its Subsidiaries is commenced, or, to the Knowledge of Parent, threatened in writing against Parent or its Subsidiaries or, to the Knowledge of Parent, any director or officer of Parent or its Subsidiaries in such individual’s capacity as such; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it or Merger Sub in this Agreement; or (iv) the failure of Parent or Merger Sub to comply with any covenant or obligation of Parent or Merger Sub; in the case of (iii) and (iv) that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 and 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.4 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.

4.5. Parent Non-Solicitation.

(a) Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in the foregoing provisions of this Section 4.5 and subject to compliance with the below provisions of this Section 4.5, prior to obtaining the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if (A) neither Parent nor any of its Representatives shall have breached this Section 4.5 in any material respect, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law, (C) Parent receives from such Person an executed confidentiality agreement containing provisions

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(including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to Parent as those contained in the Confidentiality Agreement, and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by Parent for purposes of this Agreement.

(b) If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than two Business Days after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) Upon the date of this Agreement, Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry and request the destruction or return of any nonpublic information of Parent or any of its Subsidiaries provided to such Person.

4.6. Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, the Company shall not, nor shall it authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing. Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.6, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.6 by the Company for purposes of this Agreement.

(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than two Business Days after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) Upon the date of this Agreement, the Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry and request the destruction or return of any nonpublic information of the Company or any of its Subsidiaries provided to such Person.

4.7. Parent Options. Parent agrees that it shall take all actions necessary (i) to cause each Parent Option and any award outstanding under the Parent Plan at or prior to the Effective Time to terminate and ensure that from and after the Effective Time neither Parent, the Company nor any of their successors or Affiliates will be required to

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deliver Parent Common Stock or other capital stock of the Parent to any Person pursuant to or in settlement of equity awards granted under the Parent Plan, and (ii) to terminate the Parent Plan effective as of the Effective Time. Parent shall file with the SEC, promptly after the Effective Time, a post-effective amendment to the registration statement on Form S-8 (or any successor form), filed by Parent, relating to the shares of Parent Common Stock issuable under the Parent Plan.,

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1. Stockholder Notice. Promptly following receipt of the Required Company Stockholder Vote pursuant to the effectiveness of the Stockholder Written Consent, the Company shall prepare and give notice of the taking of action by consent pursuant to the Stockholder Written Consent to those stockholders of the Company as of the record date for the action by consent taken by the Stockholder Written Consent who have not consented and who would have been entitled to notice of the meeting if such action had been taken at a meeting and the record date for the notice of the meeting were the record date for such action (the “Stockholder Notice”), which Stockholder Notice shall be in a form reasonably acceptable to Parent and shall: (i) contain a statement to the effect that the Company Board adopted resolutions setting forth the Company Board Approvals; (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company; and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law.

5.2. Parent Stockholders’ Meeting.

(a) As soon as practicable after the date hereof, and in any event within one-hundred and forty-four days following the date of this Agreement, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of stockholders of Parent (the “Parent Stockholders’ Meeting”) to consider and vote on (i) the issuance of the Parent Common Stock Payment Shares, to the extent that the $15 Earnout Target is achieved, the $15 Earnout Shares, and, to the extent that the $25 Earnout Target is achieved, the $25 Earnout Shares, in each case pursuant to the terms of this Agreement, (ii) the amendment of the certificate of amendment of Parent to change the name of Parent to “Corvex, Inc.” or such other name as determined by the Company, and (iii) the adoption of a new equity incentive plan (the “Parent Stockholder Matters”). The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with applicable Law.

(b) Parent shall be permitted to adjourn, delay or postpone the Parent Stockholders’ Meeting beyond one-hundred and forty-four days following the date of this Agreement in accordance with applicable law only if and to the extent the SEC has not completed its review of the Proxy Statement in time to hold the Parent Stockholders’ Meeting on such date. If the approval of the Parent Stockholder Matters is not obtained at the Parent Stockholders’ Meeting or if on a date preceding the Parent Stockholders’ Meeting, Parent reasonably believes that (i) proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not quorum would be present at the Parent Stockholders’ Meeting, would not be obtained at the Parent Stockholders’ Meeting, or (ii) sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, will not be present at the Parent Stockholders’ Meeting, then, in each case, Parent will use its reasonable best efforts to adjourn the Parent Stockholders’ Meeting one or more times to a date or dates no more than 30 days after the originally scheduled date for the Parent Stockholders’ Meeting, in order to obtain the Required Parent Stockholder Vote at such adjournment or adjournments.

(c) Parent agrees that: (i) the Proxy Statement shall include the Parent Board’s recommendation that, upon the terms and subject to the conditions set forth in this Agreement, the stockholders of the Parent vote to approve the Parent Stockholder Matters at the Parent Stockholders’ Meeting (such recommendation of the Parent Board being referred to as the “Parent Board Recommendation”); and (ii) subject to Section 5.2(d), the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company (the actions set forth in the foregoing clause (ii), collectively, a “Parent Board Adverse Recommendation Change”).

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(d) Notwithstanding anything to the contrary contained in Section 4.5(a)(iv), Section 4.5(a)(v), Section 4.5(a)(vi) or Section 5.2(c), and subject to compliance with Section 4.4, Section 5.2(a) and Section 5.2(b), if at any time prior to the obtainment of the Required Parent Stockholder Vote, Parent receives a Superior Offer from any Person that has not been withdrawn, the Parent Board may make a Parent Board Adverse Recommendation Change and/or take any of the actions described in Section 4.5(a)(iv), Section 4.5(a)(v) and/or Section 4.5(a)(vi) if, but only if, following the receipt of such Superior Offer, (i) first, the Parent Board determines in good faith, following consultation with its outside legal counsel and outside financial advisors, if any, that the failure to make a Parent Board Adverse Recommendation Change and/or take any of the actions described in Section 4.5(a)(iv), Section 4.5(a)(v) and/or Section 4.5(a)(vi) would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) second, Parent provides written notice to the Company of the Parent Board’s determination pursuant to the foregoing clause (i), which notice shall include copies of any relevant proposed transaction agreements with any party making such Superior Offer, (iii) third, during the four Business Day period following Parent’s delivery to the Company of the written notice contemplated by the foregoing clause (ii) (such period, the “Parent Notice Period”), if desired by the Company, Parent negotiates with, and causes its financial advisors and outside legal counsel to negotiate with, the Company in good faith such amendments to the terms of this Agreement as may be necessary to cause such Acquisition Proposal to cease to constitute a Superior Offer, and (iv) fourth, following the Parent Notice Period (as the same may be extended pursuant to the next sentence), the Parent Board shall have determined in good faith, after consultation with its outside legal counsel and outside financial advisors, if any, and after taking into account any amendments to the terms of this Agreement made by the Company in writing and delivered to Parent prior to the end of the Parent Notice Period, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation and/or take any of the actions described in Section 4.5(a)(iv), Section 4.5(a)(v) and/or Section 4.5(a)(vi) would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. In the event of any material amendment to any Superior Offer during the Parent Notice Period, Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Parent Notice Period following such notification during which Parent shall comply again with the requirements of clauses (iii) and (iv) of this Section 5.2(d) during such extended Parent Notice Period.

5.3. Employee Benefits.

(a) For purposes of vesting, eligibility to participate, and level of benefits (other than for purposes of determining awards under an equity incentive plan or accrued benefits under any defined benefit pension plan) under the benefit plans, programs, contracts or arrangements of Parent or any of its Subsidiaries (including, following the Closing, the Surviving Corporation and its Subsidiaries) (the “Post-Closing Plans”), Parent shall cause each employee who remains employed by Parent or the Surviving Corporation, or any of their respective Subsidiaries following the Closing (which, for the avoidance of doubt, will be all employees of Parent), (together, the “Continuing Employees”) to be credited with his or her years of service with Parent, the Company or any of their respective Subsidiaries and their respective predecessors; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to a Continuing Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents to the extent and unless such conditions would have been waived or satisfied under the employee benefit plan whose coverage is being replaced under the Post-Closing Plan, and Parent shall cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of such plan year in which coverage is replaced with coverage under a Post-Closing Plan to be taken into account under such Post-Closing Plan with respect to the plan year in which participation in such Post-Closing Plan begins for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year as if such amounts had been paid in accordance with such Post-Closing Plan. For employees of Parent who are not Continuing Employees and who are entitled to severance under their applicable employment agreements, Parent shall accrue, prior to the Closing, for medical, dental, pharmaceutical and/or vision benefits for such employees, if the provider of such benefits is under an individual plan.

(b) The provisions of this Section 5.3 are for the sole benefit of Parent and the Company and no provision of this Agreement shall (i) create any third-party beneficiary or other rights in any Person, including rights in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan, Parent Benefit Plan or Post-Closing Plan or rights to continued employment or service with the Company or the Parent

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(or any Subsidiary thereof), (ii) be construed as an amendment, waiver or creation of or limitation on the ability to terminate any Company Benefit Plan, Parent Benefit Plan or Post-Closing Plan, or (iii) limit the ability of the Parent to terminate the employment of any Continuing Employee.

5.4. Indemnification of Officers and Directors.

(a) The rights to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent or any of its Subsidiaries under any indemnification, advancement or exculpation provisions of Parent’s or any such Subsidiaries’ Organizational Documents and any indemnification agreements, in each case, as in as effect on the date hereof shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent or any of its Subsidiaries.

(b) From and after the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, fulfill and honor in all respects the obligations of Parent and its Subsidiaries to each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or any of its Subsidiaries (the “Parent D&O Indemnified Parties”) under any indemnification, advancement or exculpation provisions under Parent’s or any such Subsidiaries’ Organizational Documents and pursuant to any indemnification agreements between Parent or any such Subsidiary, on the one hand, and such Parent D&O Indemnified Parties, on the other hand with respect to claims arising out of any act or omission of the Parent D&O Indemnified Parties occurring at or prior to the Effective Time.

(c) The rights to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company under any indemnification, advancement or exculpation provisions of the Company’s Organizational Documents and any indemnification agreements, in each case, as in as effect on the date hereof shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of the Company.

(d) From and after the Effective Time, the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company (the “Company D&O Indemnified Parties” and collectively with the Parent D&O Indemnified Parties, the “D&O Indemnified Parties”) under any indemnification, advancement or exculpation provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of any act or omission of the Company D&O Indemnified Parties occurring at or prior to the Effective Time.

(e) From and after the Effective Time, Parent shall continue to maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent.

(f) The provisions of this Section 5.4 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent, any of its Subsidiaries and the Company under applicable Law, any Organizational Documents of Parent, its Subsidiaries and the Company, respectively, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.4.

5.5. Additional Agreements. The Parties shall use reasonable best efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or

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Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use reasonable best efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.6. Proxy Statement.

(a) As promptly as practicable after the date of this Agreement (but not later than nine (9) months after the date hereof or such later date as may be unanimously agreed to by the Parent Board), Parent shall prepare and file with the SEC a registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock Payment Shares) and a prospectus relating to the offering and sale of Parent Common Stock Payment Shares, together with all amendments and supplements thereto (the “Registration Statement”), in which Registration Statement a proxy statement relating to the Parent Stockholders’ Meeting to be held in connection with the Parent Stockholder Matters (together with any amendments thereof or supplements thereto, the “Proxy Statement”) shall be included as a part. Parent shall deliver to the Company a draft of the Registration Statement in form and substance reasonably satisfactory to the Company prior to filing the Registration Statement and shall consult with the Company and consider the reasonable comments of the Company to the Registration Statement, if any. Parent shall (i) cause the Registration Statement to comply in all material respects with all applicable rules and regulations promulgated by the SEC and (ii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement.

(b) Parent covenants and agrees that the Registration Statement (and the letters to stockholders, notice of meeting and form of proxy included in the Proxy Statement) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities Laws and the DGCL, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company, concerning itself, to Parent for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other party or any of their Representatives regarding such other party or its Affiliates for inclusion therein.

(c) Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement has been filed with the SEC and either (i) the SEC has indicated that it does not intend to review the Registration Statement or that its review of the Registration Statement has been completed or (ii) at least ten (10) days shall have passed since the Registration Statement was filed with the SEC without receiving any correspondence from the SEC commenting upon, or indicating that it intends to review, the Registration Statement, all in compliance with applicable U.S. federal securities laws and the DGCL. If Parent, Merger Sub or the Surviving Corporation become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in Parent filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Parent stockholders.

(d) Parent shall promptly notify the Company if it becomes aware (i) that the Registration Statement has become effective, (ii) of the issuance of any stop order or suspension of the qualification or registration of the Parent Common Stock issuance in connection with the Merger for offering or sale in any jurisdiction, or (iii) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its representatives, on the one hand, and the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(e) The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by law to be included in the Registration Statement or reasonably requested by Parent

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to be included in the Registration Statement. The Company will use commercially reasonable efforts to cause to be delivered to Parent a letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(f) As promptly as reasonably practicable after the date of this Agreement, the Company shall furnish to Parent (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto and except, in the case of any unaudited financial statements, to normal year-end audit adjustments) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

5.7. Listing. Parent shall prepare and submit to Nasdaq a notification form for (i) notifying Nasdaq of the changes in the name of Parent and (ii) the listing of the shares of Parent Common Stock Payment Shares to be issued in connection with the Contemplated Transactions, and use its reasonable best efforts to cause such shares to be approved for listing (subject to official notice of issuance) (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use reasonable best efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Each Party will promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. Parent shall pay all Nasdaq fees associated with the Nasdaq Listing Application. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.7. In the event that to retain its Nasdaq listing and secure the approval of the Nasdaq Listing Application, it becomes necessary for Parent to raise additional equity capital, with the Company’s consent (which shall not be unreasonably withheld) Parent will use its best efforts to do so (the “Further Parent Financing”).

5.8. Tax Matters.

(a) For United States federal income Tax purposes, (i) the Parties intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which the Parent, Merger Sub and the Company are parties under Section 368(b) of the Code. The Parties shall treat and shall not take any tax reporting position (including during the course of any audit, litigation or other proceeding with respect to Taxes) inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (and any other similar applicable state and other relevant Tax law).

(b) The Parties shall (and shall cause their Affiliates to) use their respective reasonable best efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken, or fail to take or cause any action to be taken, which action or failure to act would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment.

5.9. Directors and Officers. Parent and the Company, as applicable, shall take all necessary action so that:

(a) The directors of Parent immediately prior to the Effective Time necessary to give effect to the further provisions of this Section 5.9 shall have given notice in writing or by electronic transmission to Parent of their resignations as directors effective immediately upon the Effective Time;

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(b) Immediately following the Effective Time, the number of directors constituting the Parent Board shall be fixed at six (6) (or more if mutually agreed between Parent and the Company prior to the Closing Date);

(c) Immediately following the Effective Time, at least one member of the Parent Board immediately prior to the Effective Time and who qualifies as “independent” under the applicable Nasdaq listing standards and the applicable SEC rules shall continue to be a director of Parent;

(d) Immediately following the Effective Time, five (5) members of the Parent Board shall be individuals who have been designated by the Company, at least three (3) of whom qualify as “independent” under the applicable Nasdaq listing standards and the applicable SEC rules (such designees of the Company, the “Company Board Designees”);

(e) Immediately following the Effective Time, the Persons listed in Exhibit C hereto under the heading “Officers” shall be elected to the positions of officers of Parent and the Surviving Corporation, as applicable, as set forth in Exhibit C hereto, each to serve until such officer’s successor is elected and qualified or until such officer’s earlier death, resignation or removal; and

(f) Immediately following the Effective Time, the Compensation Committee and Audit Committee, in each case, of the Parent Board shall each be comprised solely of independent directors selected from among the Company Board Designees.

5.10. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock, restricted stock awards to acquire Parent Common Stock and any Parent Options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.11. Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.12. Closing Certificates.

(a) The Company will prepare and deliver to Parent prior to the Closing a certificate signed by the Chief Executive Officer of the Company in a form reasonably acceptable to Parent setting forth: (i) the name and address of each holder of (each, a “Company Holder”) (x) shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time and (y) Company Warrants and Company Options outstanding immediately prior to the Effective Time; (ii) the number and type of Company Capital Stock (e.g., either Company Common Stock or Company Series Seed Preferred Stock) (x) issued and outstanding immediately prior to the Effective Time and held by each Company Holder and (y) underlying the Company Warrants and Company Options outstanding immediately prior to the Effective Time and held by each Company Holder; and (iii) (x) the number of shares of Parent Common Stock Payment Shares, if the $15 Earnout Target is achieved, the number of $15 Earnout Shares, and, if the $25 Earnout Target is achieved, the number of $25 Earnout Shares, in each case to be issued to each Company Holder pursuant to this Agreement in respect of issued and outstanding shares of Company Capital Stock held by such Company Holder immediately prior to the Effective Time and (y) the number of shares of Parent Common Stock Payment Shares underlying the Company Warrants and Company Options outstanding immediately prior to the Effective Time and held by each Company Holder that are assumed by Parent pursuant to this Agreement (the “Allocation Certificate”).

(b) Parent will prepare and deliver to the Company prior to the Closing a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Reference Date, the Parent Outstanding Shares (the “Parent Outstanding Shares Certificate”).

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5.13. Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.14. Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub to perform their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

5.15. Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any Parent Common Stock Payment Shares, any $15 Earnout Shares, and any $25 Earnout Shares, in each case issued in connection with the Merger to equity holders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

5.16. Termination of Certain Agreements. Except as set forth in the Parent Disclosure Schedule and Company Disclosure Schedule, respectively, each of the Parent and the Company shall use commercially reasonable efforts to cause any Investor Agreements to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

5.17. Parent Legacy Assets. Prior to or concurrently with the Closing Date, Parent shall be entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest the Parent Legacy Assets to one or more third parties in one or a series of transactions prior to or concurrently with the Closing (each an “Asset Disposition” and collectively, the “Asset Dispositions”).  To provide for any liabilities of the Parent Legacy Business retained by Parent post-Closing, Parent shall place twenty percent (20%) of the proceeds received by Parent pursuant any such Asset Disposition in a third-party escrow account (the “Legacy Escrow Amount”). The Legacy Escrow Amount shall be retained by the third-party escrow agent for a period of eighteen (18) months following the closing of the Asset Disposition (the “Holdback Period”). As soon as reasonably practicable following the end of the Holdback Period, Parent shall cause the third-party escrow agent to release the Legacy Escrow Amount, so that such amount, less any liabilities of the Parent Legacy Business retained by Parent post-Closing, can be paid to the Legacy Holders in accordance with the Permitted Legacy Asset Dividend. Any Asset Disposition shall be documented by an asset purchase agreement or other operative document. Further, Parent shall (i) permit the Company and its counsel to review and comment on the transaction documents related to any Asset Dispositions; (ii) consider any such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith; and (iii) not sign any agreements, contracts or other definitive documents (not including term sheets or letters of intent) related thereto without (x) first providing the Company and its counsel the opportunity to exercise their rights under clauses (i) and (ii) above and (y) the reasonable consent in writing of the Company (such consent not to be unreasonably withheld, conditioned, or delayed).

5.18. Expenses. It is understood and agreed that: (a) all fees and expenses incurred or to be incurred by the Company in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by the Company in cash at or prior to the Closing (and shall be Company Transaction Expenses); and (b) all fees and expenses incurred or to be incurred by Parent in connection with the Contemplated Transactions (including any Asset Disposition) and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by Parent in cash at or prior to the Closing (and shall be Parent Transaction Expenses).

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing Date, of each of the following conditions:

6.1. Required Stockholder Votes. The Required Company Stockholder Vote and the Required Parent Stockholder Vote shall have been obtained.

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6.2. Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.3. No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.4. Listing. The Parent Common Stock Payment Shares to be issued in connection with the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing and Parent has maintained its existing listing on Nasdaq.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1. Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies representing less than 0.50% of the Company Outstanding Shares in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2. Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3. Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, and 7.4 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.12(a) is true and accurate in all respects as of the Closing Date;

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(b) a written resignation, in a form reasonably satisfactory to Parent, dated as of the Closing Date and effective as of the Closing, executed by each of the directors of the Company;

(c) the Allocation Certificate;

(d) Company Representative Confirmation Letters from all attorneys, accountants, investment bankers and other professional advisors of the Company;

(e) the Lock-Up Agreements duly executed by each of the Company Signatories, each of which shall be in full force and effect ; and

(f) (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably acceptable to Parent; provided, that the Parent’s sole remedy for the Company’s failure to deliver such documentation shall be to withhold pursuant to Section 1.14.

7.4. No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1. Accuracy of Representations. Each of the Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and without giving effect to any reference therein to Parent Material Adverse Effect or other materiality qualifications). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies representing less than 0.50% of the Parent Outstanding Shares in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date) or (z) inaccuracies resulting from (A) grants or issuances expressly permitted by this Agreement or made with the prior consent the Company (which such consent made be withheld in the Company’s sole discretion) or (B) the vesting, exercise, termination or expiration of the Parent RSUs, Parent Options or Parent Warrants described in Section 3.6(c) or Section 3.6(d) of the Parent Disclosure Schedule. The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

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8.2. Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3. Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) the Parent Outstanding Shares Certificate;

(b) a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of Parent who are not to continue as officers or directors, as the case may be, of Parent after the Closing pursuant to Section 5.9;

(c) certified copies of the resolutions duly adopted by the Parent Board and in full force and effect as of the Closing authorizing the appointment of the directors and officers set forth on Exhibit C;

(d) Parent Representative Confirmation Letters from all attorneys, accountants, investment bankers and other professional advisors of the Parent; and

(e) Lock-Up Agreements duly executed by each of the Parent Signatories, each of which shall be in full force and effect.

8.4. No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

Section 9. TERMINATION

9.1. Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the Required Company Stockholder Vote or the Required Parent Stockholder Vote shall have been obtained, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Contemplated Transactions shall not have been consummated by August 6, 2026 (subject to possible extension as provided in clause (ii) of the proviso of this Section 9.1(b), the “End Date”); provided, however, that (i) the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement and (ii) in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is ninety (90) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional ninety (90) days by written notice to the other the Party;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and (ii) the Required Parent Stockholder Vote shall not have been obtained; provided, however, that (i) the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Required Parent Stockholder Vote to be obtained at the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) and such action or failure to act constitutes a breach of this Agreement, and (ii) Parent may not terminate this Agreement pursuant to this Section 9.1(d) until the date that is sixty-one (61) days after the original date of the Parent Stockholders’ Meeting;
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(e) by the Company (at any time prior to the obtainment of Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(f) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then the Company may not terminate this Agreement pursuant to this Section 9.1(f) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and of the Company’s intention to terminate pursuant to this Section 9.1(f) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(g) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company, then Parent may not terminate this Agreement pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and Parent’s intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(h) by the Company, at any time, in the event that a Parent Material Adverse Effect shall have occurred;

(i) by Parent, at any time, in the event that a Company Material Adverse Effect shall have occurred; or

(j) by Parent, at any time, if (i) Parent has received a Superior Offer, (ii) Parent has complied with its obligations under Section 5.2(d), (iii) concurrently with such termination of this Agreement, Parent and enters into a Contract providing for the Acquisition Transaction with respect to such Superior Offer and (iv) within two Business Days of such termination, Parent pays to the Company the amount contemplated by Section 9.3(c).

9.2. Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3. Expenses; Termination Fee.

(a) In the event of the termination of this Agreement as provided in Section 9.1, except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC (it being agreed that the cost of which is allocated to the Company pursuant to the foregoing shall be a Company Transaction Expense).

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(b) If (i) (A) this Agreement is terminated by the Company pursuant to Section 9.1(d) or (B) this Agreement is terminated by the Company pursuant to Sections 9.1(e), (ii) an Acquisition Proposal with respect to Parent shall have been publicly announced or disclosed or otherwise communicated to Parent or the Parent Board after the date of this Agreement but prior to the termination of this Agreement, and (iii) within twelve months after the date of such termination, Parent consummates an Acquisition Transaction, then in either case Parent shall pay to the Company an amount equal to $500,000 (the “Company Termination Fee”) on the date of the consummation of such Acquisition Transaction, respectively.

(c) If this Agreement is terminated by Parent pursuant to Section 9.1(j), Parent shall pay to the Company within two Business Days of such termination the Company Termination Fee.

(d) Any Company Termination Fee due under this Section 9.3 shall be paid by wire transfer of same day funds. If Parent fails to pay when due any amount payable by it under this Section 9.3, then Parent shall (i) reimburse the Company for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by the Company of its rights under this Section 9.3, and (ii) pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(e) The Parties agree that, subject to Section 9.2, payment of the Company Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement, it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, including, without limitation, for fraud or for any willful or intentional breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated, including, without limitation, for fraud or for any willful or intentional breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement, and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated, including, without limitation, for fraud or for any willful or intentional breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

Section 10. MISCELLANEOUS PROVISIONS

10.1. Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2. Amendment. This Agreement may be amended with the approval of Parent and the respective boards of directors of the Company and Merger Sub at any time; provided, however, that any amendment made subsequent to the adoption of the agreement by the stockholders of the Company or Merger Sub shall not (a) alter or change the

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amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of the Company or Merger Sub, (b) alter or change any term of the certificate of incorporation of the Surviving Corporation to be effected by the Merger, or (c) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any class or series thereof of the Company or Merger Sub. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Surviving Corporation and Parent.

10.3. Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4. Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively by the courts referred to in clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement or in any other matter permitted by applicable Law; and (f) irrevocably and unconditionally waives the right to trial by jury.

10.6. Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

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10.8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Eastern Time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Movano Inc.
6800 Koll Center Parkway, Suite 160
Pleasanton, California 94566
Attention: J. Cogan
Email: [***]

with a copy to (which shall not constitute notice):

K&L Gates LLP
300 South Tryon Street, Suite 1000
Charlotte, North Carolina 28202
Attention: Mark Busch and Patrick Rogers
Email: mark.busch@klgates.com; patrick.rogers@klgates.com

if to the Company:

Corvex, Inc.
3401 North Fairfax Drive, Suite 3230
Arlington, Virginia 22226
Attention: Jay Crystal
Email: [***]

with a copy to (which shall not constitute notice):

DLA Piper LLP (US)
One Fountain Square
11911 Freedom Drive, Suite 300
Reston, Virginia 20190
Attention: Brian Burke and Joshua A. Kaufman
Email: brian.burke@us.dlapiper.com; josh.kaufman@us.dlapiper.com

10.9. Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Annex A-55

10.11. Other Remedies; Specific Performance. Except as otherwise provided herein, including in Section 9.3(e), any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it under this Agreement to consummate the Contemplated Transactions) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, subject to Section 9.3(e), the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Subject to Section 9.3(e), each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.12. No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.4) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13. Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(f) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(g) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

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(i) Each of “delivered” or “made available” means, with respect to any documentation, that (i) prior to 11:59 p.m. (Eastern Time) on the date that is two Business Days prior to the date of this Agreement (A) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (B) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system or (ii) delivered by or on behalf of a Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement.

(j) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York, are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(Remainder of page intentionally left blank)

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

MOVANO INC.
By:	/s/ J Cogan
Name:	J Cogan
Title:	Chief Financial Officer
THOR MERGER SUB INC.
By:	/s/ J Cogan
Name:	J Cogan
Title:	Chief Financial Officer

[Signature Page — Merger Agreement]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

CORVEX, INC.
By:	/s/ John Crystal III
Name:	John Crystal III
Title:	President

[Signature Page — Merger Agreement]

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EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“$15 Earnout Period” means the period (i) beginning on the date of this Agreement and (ii) ending on the date of the fifth anniversary of the date of this Agreement (or, if such date is not a Trading Day, the first Trading Day following such date).

“$15 Earnout Per Share Amount” means the number of shares of Parent Common Stock determined by dividing the $15 Earnout Shares by the Company Outstanding Shares.

“$15 Earnout Shares” means an aggregate of 5,000,000 shares of Parent Common Stock, as adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification or otherwise) or combination (by reverse stock split, exchange, reclassification or otherwise) or similar reclassification of the issued and outstanding shares of Parent Common Stock occurring after the Effective Time.

“$15 Earnout Target” means the VWAP equals or exceeds $15.00 per share, as adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification or otherwise) or combination (by reverse stock split, exchange, reclassification or otherwise) or similar reclassification of the issued and outstanding shares of Parent Common Stock occurring after the date of this Agreement, for twenty (20) of any thirty (30) consecutive Trading Days during the $15 Earnout Period; provided, however, that the $15 Earnout Target, if any, may not be achieved more than once during the $15 Earnout Period.

“$25 Earnout Period” means the period (i) beginning on the date of this Agreement and (ii) ending on the date of the seventh anniversary of the date of this Agreement (or, if such date is not a Trading Day, the first Trading Day following such date).

“$25 Earnout Per Share Amount” means the number of shares of Parent Common Stock determined by dividing the $25 Earnout Shares by the Company Outstanding Shares.

“$25 Earnout Shares” means an aggregate of 5,000,000 shares of Parent Common Stock, as adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification or otherwise) or combination (by reverse stock split, exchange, reclassification or otherwise) or similar reclassification of the issued and outstanding shares of Parent Common Stock occurring after the Effective Time.

“$25 Earnout Target” means the VWAP equals or exceeds $25.00 per share, as adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification or otherwise) or combination (by reverse stock split, exchange, reclassification or otherwise) or similar reclassification of the issued and outstanding shares of Parent Common Stock occurring after date of this Agreement, for twenty (20) of any thirty (30) consecutive Trading Days during the $25 Earnout Period; provided, however, that the $25 Earnout Target, if any, may be not achieved more than once during the $25 Earnout Period.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(k) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange

Annex A-60

Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided that, in the case of the Company, a Permitted Bridge Financing, Permitted Concurrent Financing or ChEF shall not be an “Acquisition Transaction”; or

(l) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole; provided that, in the case of Parent, the sale of the Parent Legacy Assets used in the Parent Legacy Business shall not be an “Acquisition Transaction.”

“Adjustment Amount” shall be an amount equal to the sum of the Liabilities Adjustment Amount and the Budget Adjustment Amount.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Valuation” means the sum of (a) the Company Valuation plus (b) the Parent Valuation.

“Agreement” means the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Bloomberg” means Bloomberg Financial Markets.

“Budget Adjustment Amount” shall be an amount equal to the greater of: (i) the amount of the Closing Budget Calculation minus the amount of the Agreed Budget and (ii) $0.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York, are authorized or obligated by Law to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Public Law No. 116-136, as in effect on the Closing Date and any other applicable Law or presidential memorandum, executive order or executive memo (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing Covid-19 Disaster, dated August 8, 2020, and IRS Notice 2020-65, 2020-38 IRB), in any U.S. jurisdiction, addressing the consequences of COVID-19 as well as any applicable guidance issued thereunder or relating thereto, including, the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act.

“ChEF” means that certain equity financing commitment between Parent and Chardan Capital Markets LLC, as set forth in that certain ChEF Purchase Agreement, dated as of November 6, 2025.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.6(a) and (c).

“Company Capital Stock” means the Company Common Stock and the Company Series Seed Preferred Stock.

“Company Common Stock” means the Common Stock, $0.00001 par value per share, of the Company.

Annex A-61

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Equity Value” means $250,000,000.

“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with the Company as a single employer within the meaning of Section 414 of the Code.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in (i) Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), and 2.20 (No Financial Advisors).

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by, assigned to, or exclusively licensed by, the Company.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement, (c) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (e) any change in GAAP or applicable laws or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which the Company operates, (g) any change in the cash position of the Company which results from operations in the ordinary course of business; except in each case with respect to clauses (c), (d), (e) and (f), to the extent disproportionately affecting the Company, taken as a whole, relative to other similarly situated companies in the industries in which the Company operates.

“Company Options” means options or other rights to purchase shares of Company Common Stock issued by the Company.

“Company Outstanding Shares” means the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as converted basis, calculated using the treasury stock method, and assuming, without limitation or duplication, (a) the issuance of shares of (i) Company Series Seed Preferred Stock in respect of all Company Warrants and of (ii) Company Common Stock in respect all Company Options (which, for the avoidance of doubt, shall include unvested Company Options) and (b) the conversion of the Company Series Seed Preferred Stock, whether conditional or unconditional, that will be outstanding as of immediately prior to the Effective Time.

“Company Plan” means the Company’s 2024 Equity Incentive Plan.

“Company Preferred Stock” means the capital stock of the Company designated as “Preferred Stock” in the Company’s certificate of incorporation, as amended.

“Company Representative Confirmation Letters” means written confirmations, in a form reasonably satisfactory to Parent, from the attorneys, accountants, investment bankers and other professional advisors of the Company as to all amounts estimated in good faith owed by the Company with respect to services performed by them through the Closing (with respect to amounts constituting Company Transaction Expenses).

Annex A-62

“Company Restricted Stock Grant” means each grant with respect to a share of Company Common Stock outstanding under the Company Plan that is, at the time of determination, subject to a risk of forfeiture or repurchase by the Company, whether subject to time or performance-based vesting.

“Company Series Seed Preferred Stock” means the Company Preferred Stock designated as “Series Seed Preferred Stock” in the Company’s certificate of incorporation, as amended.

“Company Transaction Expenses” means, with respect to the Company, the aggregate amount (without duplication) of all costs, fees and expenses incurred by the Company and not paid before the Closing, or for which the Company is or may become liable in connection with the Contemplated Transactions and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Contemplated Transactions, including any fees and expenses of legal counsel, accountants and other advisors of the Company.

“Company Unaudited Annual Balance Sheet” means the unaudited balance sheet of the Company as of December 31, 2024, provided to Parent prior to the date of this Agreement.

“Company Unaudited Interim Balance Sheet” means the unaudited balance sheet of the Company as of September 30, 2025, provided to Parent prior to the date of this Agreement.

“Company Valuation” means (i) the Company Equity Value plus (ii) the quotient obtained by dividing (A) the amount of the Permitted Concurrent Financing by (B) 0.9.

“Company Warrants” means all warrants to purchase Company Common Stock.

“Confidentiality Agreement” means that certain letter agreement, dated as of February 23, 2022, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, Parent Stockholder Support Agreements, and the other transactions and actions contemplated by this Agreement to be consummated at or prior to the Closing (but not, for the avoidance of doubt, the actions proposed to be taken as the Parent Stockholders’ Meeting following the Closing pursuant to Section 5.2).

“Contract” means, with respect to any Person, any written or oral agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

Annex A-63

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to adjustment pursuant to Section 1.6(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Parent Common Stock Payment Shares by (b) the Company Outstanding Shares.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, approval, exemption, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) non-governmental or self-regulatory organization (including Nasdaq).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or byproducts.

“Intellectual Property Rights” means and includes all intellectual property or other proprietary rights under the laws of any jurisdiction in the world, including, without limitation: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for past, present or future infringement of any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, requirement, self-regulatory requirement, administrative policy or guidance, position statement, declaratory statement, advisory

Annex A-64

opinion, bulletin, or notifications having the effect of law, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, civil investigation demand, subpoena, complaint (including a qui tam complaint), examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Liabilities Adjustment Amount” shall be an amount equal to the greater of: (i) the amount of the Closing Liabilities minus $5,000,000 and (ii) $0.

“Merger Sub Board” means the board of directors of Merger Sub.

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Select Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent.

“Parent Balance Sheet” means the audited balance sheet of Parent as of December 31, 2024 (the “Parent Balance Sheet Date”), included in Parent’s Report on Form 10-K for the annual period ended December 31, 2024, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capitalization Representations” means the representations and warranties of Parent set forth in Sections 3.6(a) and (c).

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the five consecutive trading days ending five trading days immediately prior to the date upon which the Merger becomes effective.

“Parent Closing Price Per Share” means an amount equal to $6.25 per share of Parent Common Stock.

“Parent Common Stock” means the Common Stock, $0.0001 par value per share, of Parent.

“Parent Common Stock Payment Shares” means a number of shares of Parent Common Stock (rounded to the nearest whole share) equal to the quotient obtained by dividing (a) the Company Valuation by (b) the Parent Closing Price Per Share.

“Parent Common Stock Legacy Shares” means a number of shares of Parent Common Stock (rounded to the nearest whole share) equal to the quotient obtained by dividing (a) the Parent Valuation by (b) the Parent Closing Price Per Share.

“Parent Contract” means any Contract: (a) to which Parent or any of its Subsidiaries is a party; (b) by which Parent or any of its Subsidiaries or any Parent IP or any other asset of Parent or any of its Subsidiaries is or may become bound or under which Parent or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which Parent or any of its Subsidiaries has or may acquire any right or interest.

Annex A-65

“Parent Covered Person” means, with respect to Parent as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Parent Equity Value” means $10,000,000.

“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1 (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required) and 3.21 (No Financial Advisors).

“Parent Interim Financial Statements” means the unaudited interim financial statements of Parent for the three-month period ending September 30, 2025.

“Parent IP” means all Intellectual Property Rights that are owned or purported to be owned by, assigned to, or exclusively licensed by, Parent or its Subsidiaries.

“Parent Legacy Assets” means the assets of Parent used in the operation of the Parent Legacy Business set forth on Schedule A-2 in each case as of the date of the Second Loan Amendment.

“Parent Legacy Business” means Parent’s business related to the Parent Legacy Assets prior to the Closing as described in the Parent SEC Documents.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse Effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by Parent that is required to comply with the terms of this Agreement, (c) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (e) any change in GAAP or applicable laws or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which Parent and its subsidiaries operate, (g) any change in the cash position of Parent and its subsidiaries which results from operations in the ordinary course of business, (h) any change in the stock price or trading volume of the Parent Common Stock (it being understood, however, that any change causing or contributing to any change in stock price or trading volume of the Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such changes are otherwise excepted from this definition), or (i) the sale or winding down of the Parent Legacy Business and Parent’s operations, and the sale, license or other disposition of the Parent Legacy Assets; except in each case with respect to clauses (c), (d), (e) and (f), to the extent disproportionately affecting Parent and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its subsidiaries operate.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent.

“Parent Outstanding Shares” means the total number of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time expressed on a fully diluted and as converted basis, calculated using the treasury stock method, and assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all Parent Preferred Shares, Parent Options, Parent RSUs, warrants, or other rights to receive shares, whether conditional or unconditional, that will be outstanding as of immediately prior to the Effective Time. Notwithstanding any of the foregoing, any out-of-the-money Parent Options and Parent Warrants shall not be included in the total number of shares of Parent Common Stock issued and outstanding for purposes of determining the Parent Outstanding Shares.

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“Parent Per Share Special Dividend” means an amount (rounded to four decimal places) equal to the quotient obtained by dividing (a) Parent Special Dividend Amount by (b) the Parent Outstanding Shares.

“Parent Plan” means the Movano Inc. Amended and Restated 2019 Omnibus Incentive Plan, as amended.

“Parent Representative Confirmation Letters” means written confirmations, in a form reasonably satisfactory to the Company, from the attorneys, accountants, investment bankers and other professional advisors of Parent as to all amounts estimated in good faith owed by Parent with respect to services performed by them through the Closing (or following the Closing at the pre-Closing direction of Parent).

“Parent RSU” means restricted stock units with respect to, or that may be settled in, shares of Parent Common Stock issued by Parent.

“Parent Special Dividend Amount” means an amount (rounded to the nearest whole share) equal to the difference of (a) the Parent Common Stock Legacy Shares minus (b) the Parent Outstanding Shares.

“Parent Stock Plan” means the Amended and Restated 2019 Omnibus Incentive Plan, as amended.

“Parent Transaction Expenses” means, with respect to Parent, the aggregate amount (without duplication) of all costs, fees and expenses incurred by or estimated to be incurred by Parent or any of its Subsidiaries (including Merger Sub), or for which such Party or any of its Subsidiaries are or may become liable in connection with the Contemplated Transactions and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Contemplated Transactions (other than any costs incurred in connection with the Permitted Concurrent Financing), including any fees and expenses (x) of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, and other advisors of such Party, and (y) related to the Proxy Statement and the Stockholders’ Meeting, including, without limitation, the fees and expenses of any proxy solicitation firm hired to solicit proxies for the Parent Stockholders’ Meeting.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5).

“Parent Valuation” means (i) the Parent Equity Value plus (ii) the amount of the Permitted Bridge Financing and the ChEF (if any) minus (iii) the Adjustment Amount (if any).

“Parent Warrants” means all warrants to purchase Parent Common Stock.

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Bridge Financing” means (1) Parent’s issuance, in a single transaction or series of transactions, pursuant to the Preferred Share Purchase Agreement, of Parent Preferred Shares, which shall convert into shares of Parent Common Stock immediately following the Effective Time and (2) Parent’s issuance of shares of capital stock or other equity securities pursuant to the Further Parent Financing.

“Permitted Concurrent Financing” means the Company’s issuance in a single SAFE transaction or series of SAFE transactions of equity rights which shall convert into either shares of (i) Company Common Stock prior to the Closing, or (ii) Parent Common Stock immediately after the Closing. The terms of any Permitted Concurrent Financing shall be subject to the prior written consent of Parent and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), and the aggregate proceeds thereof shall not exceed $40,000,000 without the prior written consent of Parent and the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

“Permitted Encumbrance” means: (a) any Encumbrance (i) for current Taxes not yet due and payable or (ii) for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable, in accordance with GAAP; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially

Annex A-67

detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Parent, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or any of its Subsidiaries or Parent, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Preferred Share Purchase Agreement” means a preferred share purchase agreement, entered into by and among Parent, and certain other investors set forth therein, whereby certain investors set forth therein shall purchase up to $3,000,000 worth of Parent Preferred Shares.

“Reference Date” means November 5, 2025.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, and all applications for any of the foregoing.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors, and representatives.

“SAFE” means simple agreement for future equity.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Loan Amendment” means that certain Second Amendment to Loan Agreement, dated as of November 5, 2025, by and between Evie Holdings, LLC and Parent.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means an entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any (i) federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding (on amounts paid or received) or other taxes, duties, assessments or governmental charges, surtaxes or deficiencies thereof in the nature of a

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tax, however denominated (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, or interest or additional amount imposed by a Governmental Body with respect thereto (or attributable to the nonpayment thereof) and (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, pursuant to a Contract, through operation of Law or otherwise.

“Tax Return” means any return (including any information return), report, statement, declaration, claim for refund, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Trading Day” means any date on which Nasdaq (or other applicable securities exchange or quotation system) is open for business and on which shares of Parent Common Stock may be traded (other than a day on which the Nasdaq (or other applicable securities exchange or quotation system) is scheduled to or does close prior to its regular weekday closing time).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“VWAP” means, in respect of Parent Common Stock, (i) the volume weighted average price for such security on the Nasdaq for such date or relevant period (as applicable) as reported by Bloomberg through its “Volume at Price” function with “Calculation” mode set to “Bloomberg Definition” as reported up to two hours after the respective market closes on such date or each date of the relevant period (as applicable), (ii) if the Parent Board determines by resolution of the Parent Board that Nasdaq is not the principal securities exchange or trading market for that security, the volume weighted average price of that security for such date or relevant period (as applicable) on the principal securities exchange or trading market on which that security is listed or traded as reported by Bloomberg through its “Volume at Price” functions, (iii) if the foregoing do not apply, the last closing trade price or average of the last closing trade price for each Trading Day of the relevant period (as applicable) of that security in the over-the-counter market on the electronic bulletin board for that security as reported by Bloomberg, or (iv) if no last closing trade price is reported for that security by Bloomberg, the last closing ask price or the average of the last ask price for each Trading Day of the relevant period (as applicable) of that security as reported by Bloomberg.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing mass layoff statute, rule or regulation.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
ACA	2.17(c)
Allocation Certificate	5.12(a)
Anti-Bribery Laws	2.22
Book-Entry Shares	1.7
Budget Determination Time	1.11(a)
Certificate of Merger	1.3
Certifications	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Benefit Plan	2.17(a)
Company Board Approval	Recitals
Company Board Designees	5.9(a)
Company D&O Indemnified Parties	5.4(c)
Company Disclosure Schedule	2
Company Financials	2.7(a)
Company In-bound License	2.12(d)

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Term	Section
Company Material Contract	2.13(a)
Company Material Contracts	2.13(a)
Company Out-bound License	2.12(d)
Company Permits	2.14(b)
Company Plan	2.6(c)
Company Real Estate Leases	2.11
Company Signatories	Recitals
Company Stock Certificate	1.7
Company Stockholder Matters	Recitals
Continuing Employees	5.3(a)
Costs	5.4(a)
D&O Indemnified Parties	5.4(d)
Disqualifying Event	3.23
Dissenting Shares	1.9(a)
Effective Time	1.3
Exchange Agent	1.8(a)
Exchange Fund	1.8(a)
Federal Health Care Program	3.14(d)
FLSA	2.17(n)
Holdback Period	1.12(c)
Intended Tax Treatment	5.8(a)
Investor Agreements	2.21(b)
Legacy Closing	1.12(c)
Legacy Escrow Amount	1.12(c)
Legacy Holdback Amount	1.12(c)
Legacy Holders	1.12(a)
Liability	2.9
Lock-Up Agreement	Recitals
Merger	Recitals
Merger Consideration	1.5
Merger Sub	Preamble
Nasdaq Listing Application	5.6(a)
Parent	Preamble
Parent Benefit Plan	3.17(a)
Parent Board Approval	Recitals
Parent Common Stock Payment Shares	1.5
Parent D&O Indemnified Parties	5.4(b)
Parent Disclosure Schedule	3
Parent Foreign Plan	3.17(m)
Parent In-bound License	3.12(d)
Parent Material Contract	3.13(a)
Parent Material Contracts	3.13(a)
Parent Notice Period	5.2(d)
Parent Out-bound License	3.12(d)
Parent Outstanding Shares Certificate	5.12(b)
Parent Permits	3.14(c)
Parent Preferred Shares	3.6(a)
Parent Real Estate Leases	3.11

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Term	Section
Parent Signatories	Recitals
Parent SEC Documents	3.7(a)
Parent Stockholder Matters	5.2(a)
Parent Stockholders’ Meeting	5.2(a)
Parent Stockholder Support Agreement	Recitals
Post-Closing Plans	5.3(a)
Proxy Statement	5.6(a)
Registration Statement 5.6(a)
Required Company Stockholder Vote	2.4
Required Parent Stockholder Vote	3.4
Sensitive Data	2.12(g)
Stockholder Notice	5.1
Stockholder Written Consent	Recitals
Surviving Corporation	1.1
Third Party Payor	3.14(d)
Withholding Agent	1.15

Annex A-71

EXHIBIT B

FORM OF LOCK-UP AGREEMENT

This LOCK-UP AGREEMENT (this “Agreement”), dated as of November 6, 2025, is entered into by and among Movano Inc., a Delaware corporation (the “Parent”), Corvex, Inc., a Delaware corporation (the “Company”), and the undersigned (the “Securityholder” and together with the Parent and the Company, the “Parties” and each a “Party”).

WHEREAS, the Parent, Thor Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger and Reorganization, dated as of November 5, 2025, 2025, as may be supplemented and/or amended from time to time (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of the Parent (the “Merger”), effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the Merger Agreement (the “Effective Time”).

NOW, THEREFORE, in consideration of the promises and of the mutual consents and obligations hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Restrictions on Shares/Lock-Up.

(a) During the period (the “Lock-Up Period”) commencing at the Effective Time and ending on the date that is one-hundred and eighty (180) days after the Effective Time (the “Lock-Up Expiration Time”), the Securityholder shall not, directly or indirectly:

(i) transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge or otherwise dispose of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), or encumber, (A) any shares of common stock, par value $0.0001 per share, of the Parent (the “Common Stock”) owned of record or beneficially by the Securityholder or (B) any securities held by or issued to the Securityholder which are convertible into or exercisable or exchangeable for shares of Common Stock (collectively, the “Lock-Up Shares”);

(ii) enter into any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Lock-Up Shares or any other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any Lock-Up Shares, whether any such transaction is to be settled by delivery of shares of Lock-Up Shares, in cash or otherwise;

(iii) except for the Support Agreement, grant any proxies or powers of attorney with respect to any Lock-Up Shares, deposit any Lock-Up Shares into a voting trust, or enter into a voting agreement or similar arrangement or commitment with respect to any Lock-Up Shares or make any public announcement that is in any manner inconsistent with this Section 1; or

(iv) make any offer or enter into any agreement or binding arrangement or commitment providing for any of the foregoing actions in clauses (i) to (iii), or publicly disclose the intention to take any of the foregoing actions.

(b) Notwithstanding the restrictions set forth in clause (a) of this Section 1 but subject to the proviso at the end of Section 1(b)(iv) below:

(i) if the Securityholder is a natural person, the Securityholder may transfer the Lock-Up Shares to any member of the Securityholder’s immediate family, or to a trust for the benefit of the Securityholder or any member of the Securityholder’s immediate family for estate planning purposes, or to the Securityholder’s estate, following the death of the undersigned, by will, intestacy, or other

Annex A-72

operation of law, or as a bona fide gift to a charitable organization, or by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such member of the Securityholder’s immediate family;

(ii) if the Securityholder is a corporation, partnership or other business entity, the Securityholder may transfer the Lock-Up Shares to another corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”)) of the Securityholder or as a distribution or dividend to equity holders (including, without limitation, general or limited partners and members) of the Securityholder (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), or as a bona fide gift to a charitable organization;

(iii) if the Securityholder is a trust, the Securityholder may transfer its Lock-Up Shares to any grantors or beneficiaries of the trust; and

(iv) nothing contained herein will be deemed to restrict the ability of the Securityholder to (a) transfer or dispose of the shares of the Parent purchased by the Securityholder following the closing of the transactions pursuant to the Merger Agreement in the open market, (b) exercise an option (including a net or cashless exercise of an option) to purchase shares of Common Stock, and any related transfer of shares of Common Stock to the Parent for the purpose of paying the exercise price of such options or paying taxes (including estimated taxes) due as a result of the exercise of such options (or the disposition to the Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement); provided, that for the avoidance of doubt, the net number of shares of Common Stock received upon exercise (including after giving effect to any net or cashless exercise of an option) shall continue to be subject to the restrictions on transfer set forth in this Agreement until the Lock-Up Expiration Time, (c) sell shares of Common Stock in the open market for the purpose of paying taxes (including estimated taxes) due as a result of the exercise of options of the Parent, (d) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of the Parent, provided, that such plan does not provide for the transfer of shares of the Parent during the Lock-Up Period, or (e) transfer the Lock-Up Shares to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Parent’s Common Stock involving a change of control of the Parent, provided that in the event such tender offer, merger, consolidation or other similar transaction is not completed, the Lock-Up Shares shall remain subject to the restrictions contained in this Agreement, and provided, that with respect to any transfer or distribution pursuant to Section 1(b), (x) no filing by any party (donor, donee, transferor, transferee, distributor or distributee, as the case may be) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Lock-Up Period (other than (i) a filing on Form 5, (ii) a filing of Form 4 in connection with a transfer pursuant to sub clause (c), or (iii) with respect to a transfer pursuant to Section 1(b), a filing on Form 4 expressly stating that such transfer was pursuant to operation of law), (y) it shall be a condition to the transfer or distribution that the transferee or distributee execute an agreement, in the form of this Agreement, stating that the transferee or distributee is receiving and holding such Lock-Up Shares subject to the provisions of such agreement until the Lock-Up Expiration Time. The undersigned also agrees and consents to the entry of stop transfer instructions with the Parent’s transfer agent and registrar against the transfer of the undersigned’s Lock-Up Shares except in compliance with this Agreement.

(c) The following terms shall have the following meanings for purposes of this Agreement:

i. “Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

ii. “Person” means an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, or any other entity.

iii. “Support Agreement” means that certain Support Agreement, dated as of November 5, 2025 executed by the Securityholder in favor of the Parent and the Company.

Annex A-73

Section 2. Miscellaneous.

(a) This Agreement shall terminate automatically upon the earlier of (i) the Lock-Up Expiration Time and (ii) if the Merger Agreement is validly terminated in accordance with its terms prior to the Effective Time, upon the date of such termination.

(b) The Securityholder hereby represents and warrants that (i) if it is a corporation, partnership, limited liability company or other business entity, it is duly organized and validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, (ii) he, she or it has full power and authority to enter into this Agreement, (iii) this Agreement has been duly and validly executed and delivered by the Securityholder and constitutes the legal, valid and binding obligation of the Securityholder, enforceable against the Securityholder in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief and other equitable remedies, and (iv), upon request, he, she or it will execute any additional documents necessary to ensure the validity or enforcement of this Agreement. All authority herein conferred or agreed to be conferred and any obligations of the Securityholder shall be binding upon the successors, assigns, heirs or personal representatives of the Securityholder.

(c) Any attempted transfer in violation of this Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Agreement, and will not be recorded on the share register of the Parent. In order to ensure compliance with the restrictions referred to herein, the undersigned agrees that the Parent and its transfer agent and registrar are hereby authorized to decline to make any such transfer if it would constitute a violation or breach of this Agreement.

(d) Any person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically, to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that any party hereto may in its sole discretion apply to any court of law or equity of competent jurisdiction for, and obtain from any such court, specific performance and/or injunctive relief (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement and shall not be required to prove irreparable injury to such party or that such party does not have an adequate remedy at law with respect to any breach of this Agreement (each of which elements the parties admit). The parties hereto further agree and acknowledge that each and every obligation applicable to it contained in this Agreement shall be specifically enforceable against it and hereby waives and agrees not to assert any defenses against an action for specific performance of their respective obligations hereunder. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies available under this Agreement or otherwise.

(e) Except as provided in Section 1(b), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties, provided, that the Parent may assign its rights and interests to any of its Affiliates (as defined in the Merger Agreement). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

(f) If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(g) Each of the parties to this Agreement agrees and acknowledges that this Agreement has been negotiated in good faith, at arm’s length, and not by any means prohibited by law.

Annex A-74

(h) This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement).

(i) Each of the parties to this Agreement specifically acknowledges that he, she or it (i) is a knowledgeable, informed, sophisticated Person capable of understanding and evaluating the provisions set forth in this Agreement, (ii) has had the opportunity to review this Agreement with counsel of his, her or its own choosing, (iii) has carefully read and fully understands all of the terms of this Agreement, and (iv) is under no disability or impairment that affects its, his or her decision to sign this Agreement and he, she or it knowingly and voluntarily intends to be legally bound by this Agreement.

(j) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 5:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as follows: (a) if to the Parent or the Company, to the notice address listed in Section 10.8 of the Merger Agreement and (b) if to the Securityholder, to the address listed on the signature page hereto.

(k) The Securityholder agrees and consents to the entry of stop transfer instructions with the Parent’s transfer agent and registrar against the transfer of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock held by the Securityholder except in compliance with the foregoing restrictions.

(l) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 2(l); (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 2(j) of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury. This Agreement, and any certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

(m) Nothing herein shall grant to or create in any Person not a party hereto, or any such Person’s dependents, heirs, successors or assigns any right to any benefits hereunder or any remedies hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto;

(n) Any amendment, supplement or waiver of this Agreement shall be effective only if in a written instrument executed by each of the Parties. If any such amendment, supplement or waiver is to be entered into after the Closing (as defined in the Merger Agreement), it shall have been approved in advance by a majority of the board of directors of the Parent, including at least one (1) director designated by the Parent in accordance with Section 5.9 of the Merger Agreement.

[Remainder of page intentionally left blank]

Annex A-75

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

MOVANO INC.
By:
Name:
Title:
CORVEX, INC.
By:
Name:
Title:
SECURITYHOLDER:

(Print Name of Securityholder)

(Signature)
Notice Address:

[Signature Page to Lock-Up Agreement]

B-7

Annex A-76

EXHIBIT C

Officers

Name	Title
Seth Demsey	Co-founder and Co-Chief Executive Officer
Jay Crystal	Co-founder and Co-Chief Executive Officer

Annex A-77

EXHIBIT D

FORM OF PARENT STOCKHOLDER SUPPORT AGREEMENT

This Parent Stockholder Support Agreement (this “Agreement”) is made as of November 6, 2025, by and among (i) Corvex, Inc., a Delaware corporation (the “Company”), and (ii) the undersigned stockholder (“Holder”) of Parent. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (as hereinafter defined).

WHEREAS, on or about the date hereof, the Company, Movano Inc., a Delaware corporation (“Parent”), and Thor Merger Sub Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), entered into that certain Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, Merger Sub will merge with and into the Company, with the Company being the surviving entity as a wholly-owned subsidiary of Parent, (the “Merger”), and as a result of which the issued and outstanding capital stock of the Company immediately prior to the Effective Time shall automatically be converted into the right to receive certain Parent Common Stock, all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, Holder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote the shares of Parent Common Stock set forth on the signature page of this Agreement which shares and any additional shares of Parent Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock) in which Holder acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Shares”);

WHEREAS, the Parent Board has adopted resolutions providing for the Parent Board Approval and taking actions necessary to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to the Merger, the Merger Agreement, the Lock-Up Agreements, and this Agreement; and

WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by Holder thereunder, and the expenses and efforts to be undertaken by the Company to consummate the Transactions, the Company and Holder desire to enter into this Agreement in order for Holder to provide certain assurances to the Company regarding the manner in which Holder is bound hereunder to vote the Shares during the period from and including the date hereof until the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”) with respect to the Merger Agreement and the Merger.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Covenant to Vote in Favor of Transactions. Holder agrees, with respect to all of the Shares, Holder will:

(a) during the Voting Period, at each meeting of Parent Stockholders (and any adjournment or postponement thereof) , Holder hereby unconditionally and irrevocably agrees to be present (in person or by proxy) at such meeting and vote (in person or by proxy)the Shares (i) in favor of, the approval and/or adoption of (A) the Parent Stockholder Matters and (B) any adjournment of the Parent Stockholders’ Meeting in accordance with the Merger Agreement that is proposed to be voted on by the Parent Stockholders, and (ii) against or in opposition to (A) any Acquisition Transaction, (B) any matter or proposal that could reasonably be expected to delay or impair the ability of Parent to consummate the Merger or the other transactions contemplated by the Merger Agreement or (C) any matter or proposal which is materially inconsistent with the Merger Agreement, or (D) any other matter or that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the Merger or would reasonably be expected to result in any of the conditions to the Closing under the Merger Agreement not being fulfilled;

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(b) to execute and deliver all related documentation and take such other action in support of the Merger and the Merger Agreement as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 1, including, without limitation, (i) if applicable, a Lock-Up Agreement, and (ii), customary instruments of conveyance and transfer;

(c) not to deposit, and to cause its Affiliates not to deposit, except as provided in this Agreement, any Shares owned by Holder or his/her/its Affiliates in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the Company in connection with this Agreement, the Merger, and the Merger Agreement; and

(d) except as contemplated by the Merger Agreement or the ancillary agreements contemplated thereby, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Parent Common Stock in connection with any vote or other action other than the Parent Stockholder Matters (and any actions required in furtherance thereof and otherwise as expressly provided by Section 1.

2. Grant of Proxy. Holder, with respect to all of the Shares, hereby irrevocably grants to, and appoints, the Company and any designee of the Company (determined in the Company’s sole discretion) as Holder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in Holder’s name, to vote, or cause to be voted (including by proxy, if applicable) any Shares owned (whether beneficially or of record) by Holder. The proxy and attorney-in-fact granted by Holder pursuant to this Section 2 are irrevocable and are granted in consideration of Company’s entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. Holder hereby affirms that such irrevocable proxy is coupled with an interest by reason of the Merger Agreement and, except upon the termination of this Agreement in accordance with Section 5(a), is intended to be irrevocable. Holder agrees, until this Agreement is terminated in accordance with Section 5(a), to vote its Shares in accordance with Section 1 above.

3. Other Covenants.

(a) No Transfers. Holder agrees that during the Voting Period Holder shall not, and shall cause Holder’s Affiliates not to, without the Company’s prior written consent: (A) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign, or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement, arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Shares; (B) grant any proxies or powers of attorney with respect to any or all of the Shares; (C) permit to exist any lien of any nature whatsoever (other than those imposed by this Agreement, applicable securities Laws or Parent’s Organizational Documents (the “Existing Organizational Documents”), as in effect on the date hereof) with respect to any or all of the Shares; or (D) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Holder’s ability to perform its obligations under this Agreement. Holder agrees with, and covenants to, the Company that Holder shall not request that Parent register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares during the Voting Period without the prior written consent of the Company.

(b) Permitted Transfers. Section 3(a) shall not prohibit a Transfer of Shares by Holder (i) to any family member or trust for the benefit of any family member, (ii) to any stockholder, member or partner of Holder, if an entity, (iii) to any Affiliate of Holder, (iv) to any Person if and to the extent required by any non-consensual order, writ, injunction, judgment or decree (an “Order”), by divorce decree or by will, intestacy or other similar applicable Law, or (v) in accordance with Section 1(b)(iv) of the Lock-Up Agreement, if applicable, so long as, in the case of the foregoing clauses (i), (ii) and (iii), the assignee or transferee agrees to be bound by the terms of this Agreement and executes and delivers to the Company and Holder a written consent and joinder memorializing such agreement.

(c) Changes to Shares. In the event of any change in the Parent Common Stock occurring during the Voting Period by reason of any stock dividend or distribution, stock split, recapitalization, combination, conversion, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction. Holder agrees during the Voting Period to notify Company promptly in writing of the number and type of any additional Shares acquired by Holder, if any.

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(d) Compliance with Merger Agreement. Holder agrees not to, during the Voting Period, take or agree or commit to take any action that would make any representation and warranty of Holder contained in this Agreement inaccurate in any material respect. Holder further agrees that during the Voting Period, Holder shall, solely in Holder’s capacity as a stockholder of Parent and not in Holder’s capacity as a director, officer, manager, or employee of Parent or any of its Affiliates, not, directly or indirectly, take any action that Parent is prohibited from taking pursuant to Section 4.1 of the Merger Agreement (unless the Company shall have consented thereto).

(e) Registration Statement. During the Voting Period, Holder agrees, solely in Holder’s capacity as a stockholder of Parent and not in Holder’s capacity as a director, officer, manager, or employee of Parent or any of its Affiliates, to provide to the Company and its respective Representatives any information regarding Holder (solely in Holder’s capacity as a stockholder of Parent and not in Holder’s capacity as a director, officer, manager, or employee of Parent or any of its Affiliates) or the Shares that is reasonably requested by the Company or its respective Representatives for inclusion in the Registration Statement.

(f) Publicity. Holder shall not issue any press release or otherwise make any public statements with respect to the Merger or the Merger Agreement without the prior written approval of the Company. Holder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC, Nasdaq or the Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), Holder’s identity and ownership of the Shares and the nature of Holder’s commitments and agreements under this Agreement and a Lock-Up Agreement, if applicable.

4. Representations and Warranties of Holder. Holder hereby represents and warrants to the Company as follows:

(a) Binding Agreement. Holder (i) if a natural person, is of legal age to execute this Agreement and is legally competent to do so and (ii) if not a natural person, is (A) a corporation, limited liability company, company or partnership duly organized and validly existing under the laws of the jurisdiction of its organization and (B) has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. If Holder is not a natural person, the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby by Holder has been duly authorized by all necessary corporate, limited liability or partnership action on the part of Holder, as applicable. This Agreement, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). Holder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Holder.

(b) Ownership of Shares. As of the date hereof, Holder has beneficial ownership over the Shares set forth under Holder’s name on the signature page hereto, is the lawful owner of such Shares, has the sole power to vote or cause to be voted such Shares, and has good and valid title to such Shares, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those imposed by this Agreement, applicable securities Laws or the Existing Organizational Documents. There are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by Holder. Except for the Shares set forth under Holder’s name on the signature page hereto, as of the date of this Agreement, Holder is not a beneficial owner or record holder of any shares of Parent Common Stock.

(c) No Conflicts. No filing with, or notification to, any Governmental Body, and no consent, approval, authorization or permit of any other Person is necessary for the execution of this Agreement by Holder, the performance of Holder’s obligations hereunder or the consummation by Holder of the transactions contemplated hereby. None of the execution and delivery of this Agreement by Holder, the performance of Holder’s obligations hereunder or the consummation by Holder of the transactions contemplated hereby shall (i) conflict with or result in any breach of the certificate of incorporation, bylaws or other comparable organizational documents of Holder, if applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any Contract or obligation to which Holder is a party or by which Holder or any of the Shares may be bound, or (iii) violate any applicable Law or Order, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair Holder’s ability to perform Holder’s obligations under this Agreement in any material respect.

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(d) No Inconsistent Agreements. Holder hereby covenants and agrees that, except for this Agreement, Holder (i) has not entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares inconsistent with Holder’s obligations pursuant to this Agreement, (ii) has not granted, nor will grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Shares, and (iii) has not entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of Holder contained herein untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of Holder’s material obligations under this Agreement.

5. Miscellaneous.

(a) Termination. Notwithstanding anything to the contrary contained herein, this Agreement shall automatically terminate, and none of the Company or Holder shall have any rights or obligations hereunder, upon the earliest to occur of (i) the mutual written consent of the Company and Holder, (ii) the Effective Time, and (iii) the date of termination of the Merger Agreement in accordance with its terms. Notwithstanding anything to the contrary herein, the provisions of this Section 5(a) shall survive the termination of this Agreement.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be assigned, transferred or delegated by Holder at any time without the prior written consent of the Company, and any purported assignment, transfer or delegation without such consent shall be null and void ab initio. The Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or thereto or a permitted successor or assign of such a party.

(d) Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof. All Legal Proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Legal Proceeding arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Legal Proceeding, any claim that such party is not subject personally to the jurisdiction of the above-named courts, that such party’s property is exempt or immune from attachment or execution, that the Legal Proceeding is brought in an inconvenient forum, that the venue of the Legal Proceeding is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party hereto hereby agrees that a final judgment in any Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party hereto irrevocably consents to the service of the summons and complaint and any other process in any Legal Proceeding arising out of or relating to the this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth or referred to in Section 5(g). Nothing in this Section 5(d) shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LEGAL PROCEEDING, SEEK TO

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ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT SUCH PARTY AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(e).

(f) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) by email or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized international overnight courier service, or (iv) five (5) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company: Corvex, Inc. 3401 North Fairfax Drive, Suite 3230 Arlington, Virginia Attention: Jay Crystal Email: [***]

with a copy (which will not constitute notice) to:

DLA Piper LLP (US)
One Fountain Square
11911 Freedom Drive, Suite 300
Reston, Virginia 20190
Attention: Brian Burke and Joshua A. Kaufman
Email: brian.burke@us.dlapiper.com;
josh.kaufman@us.dlapiper.com

If to Holder, to: the address set forth under Holder’s name on the signature page hereto.

(h) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and the Company will have not adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Company shall, to the fullest extent permittee

Annex A-82

by applicable Law, each be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k) Expenses. Each party shall be responsible for such party’s own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.

(l) No Partnership, Agency or Joint Venture; Solely Stockholder Capacity. This Agreement is intended to create a contractual relationship among Holder and the Company, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Parent Stockholders entering into voting agreements with the Company. Holder has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares.

(m) Further Assurances. From time to time, at another party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(n) Entire Agreement. This Agreement (together with the Merger Agreement to the extent referred to herein) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Company under the Merger Agreement or the Company or Holder under a Lock-Up Agreement, if applicable. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Company or any of the obligations of Holder under any other agreement between Holder and the Company or any certificate or instrument executed by Holder in favor of the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Company or any of the obligations of Holder under this Agreement.

(o) Capacity as Stockholder. Holder enters into this Agreement solely in Holder’s capacity as a stockholder of Parent, and not in Holder’s capacity as a director, officer, manager, or employee of Parent or any of its Affiliates. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall in any way (i) restrict a director, officer, manager, or employee of Parent or any of its Affiliates in the exercise of his or her fiduciary duties as a director, officer, manager, or employee of Parent or any of its Affiliates, (ii) be construed to create any obligation on the part of any director, officer, manager, or officer of Parent or any of its Affiliates from taking any action in his or her capacity as such director, officer, manager, or officer (including, in his or her capacity as a director of Parent voting in favor of any Parent Board Adverse Recommendation Change) and no such action or omission shall be deemed a breach of this Agreement.

(p) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile or electronic signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Support Agreement as of the date first written above.

CORVEX, INC.
By:
Name:
Title:

[Signature Page to Support Agreement]

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Holder:

[_________________________________]

By:
Name:
Title:

Number and Type of Shares:

Parent Common Stock:______________________________________

_______________________________________________________

Address for Notice:

Address: _______________________________

_______________________________________

_______________________________________

Facsimile No.: ___________________________

Telephone No.: ___________________________

Email: __________________________________

[Signature Page to Support Agreement]

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EXHIBIT E

FORM OF AMENDED AND RESTATED CERTIFICATE OF
INCORPORATION OF THE SURVIVING CORPORATION

[see attached]

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SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
[___]

Corvex, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1. That the name of this corporation immediately prior to the effectiveness of this Second Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”) is Corvex, Inc., and that this corporation was duly incorporated pursuant to the General Corporation Law on October 21, 2024 under the name Klustr, Inc.

2. That the Board of Directors of this corporation (the “Board of Directors”) duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, as amended (the “Prior Certificate”), declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Prior Certificate of this corporation be amended and restated in its entirety to read as follows:

FIRST. The name of the corporation shall be [__] (the “Corporation”)

SECOND. The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street – Corporation Trust Center, City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is 1,000. All such shares are to be Common Stock, par value of $0.0001 per share, and are to be of one class.

FIFTH. Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

SIXTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

SEVENTH. A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification, repeal or elimination of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation thereunder in respect of any act or omission occurring prior to the time of such amendment, modification, repeal, or elimination.

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EIGHTH. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article Eighth.

This Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this [__] day of [__], 2026.

By:
Jay Crystal, Co-Chief Executive Officer

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ANNEX B

FORM OF PARENT STOCKHOLDER SUPPORT AGREEMENT

This Parent Stockholder Support Agreement (this “Agreement”) is made as of November 6, 2025, by and among (i) Corvex, Inc., a Delaware corporation (the “Company”), and (ii) the undersigned stockholder (“Holder”) of Parent. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (as hereinafter defined).

WHEREAS, on or about the date hereof, the Company, Movano Inc., a Delaware corporation (“Parent”), and Thor Merger Sub Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), entered into that certain Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, Merger Sub will merge with and into the Company, with the Company being the surviving entity as a wholly-owned subsidiary of Parent, (the “Merger”), and as a result of which the issued and outstanding capital stock of the Company immediately prior to the Effective Time shall automatically be converted into the right to receive certain Parent Common Stock, all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, Holder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote the shares of Parent Common Stock set forth on the signature page of this Agreement which shares and any additional shares of Parent Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock) in which Holder acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Shares”);

WHEREAS, the Parent Board has adopted resolutions providing for the Parent Board Approval and taking actions necessary to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to the Merger, the Merger Agreement, the Lock-Up Agreements, and this Agreement; and

WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by Holder thereunder, and the expenses and efforts to be undertaken by the Company to consummate the Transactions, the Company and Holder desire to enter into this Agreement in order for Holder to provide certain assurances to the Company regarding the manner in which Holder is bound hereunder to vote the Shares during the period from and including the date hereof until the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”) with respect to the Merger Agreement and the Merger.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Covenant to Vote in Favor of Transactions. Holder agrees, with respect to all of the Shares, Holder will:

(a) during the Voting Period, at each meeting of Parent Stockholders (and any adjournment or postponement thereof) , Holder hereby unconditionally and irrevocably agrees to be present (in person or by proxy) at such meeting and vote (in person or by proxy)the Shares (i) in favor of, the approval and/or adoption of (A) the Parent Stockholder Matters and (B) any adjournment of the Parent Stockholders’ Meeting in accordance with the Merger Agreement that is proposed to be voted on by the Parent Stockholders, and (ii) against or in opposition to (A) any Acquisition Transaction, (B) any matter or proposal that could reasonably be expected to delay or impair the ability of Parent to consummate the Merger or the other transactions contemplated by the Merger Agreement or (C) any matter or proposal which is materially inconsistent with the Merger Agreement, or (D) any other matter or that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the Merger or would reasonably be expected to result in any of the conditions to the Closing under the Merger Agreement not being fulfilled;

(b) to execute and deliver all related documentation and take such other action in support of the Merger and the Merger Agreement as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 1, including, without limitation, (i) if applicable, a Lock-Up Agreement, and (ii), customary instruments of conveyance and transfer;

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(c) not to deposit, and to cause its Affiliates not to deposit, except as provided in this Agreement, any Shares owned by Holder or his/her/its Affiliates in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the Company in connection with this Agreement, the Merger, and the Merger Agreement; and

(d) except as contemplated by the Merger Agreement or the ancillary agreements contemplated thereby, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Parent Common Stock in connection with any vote or other action other than the Parent Stockholder Matters (and any actions required in furtherance thereof and otherwise as expressly provided by Section 1.

2. Grant of Proxy. Holder, with respect to all of the Shares, hereby irrevocably grants to, and appoints, the Company and any designee of the Company (determined in the Company’s sole discretion) as Holder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in Holder’s name, to vote, or cause to be voted (including by proxy, if applicable) any Shares owned (whether beneficially or of record) by Holder. The proxy and attorney-in-fact granted by Holder pursuant to this Section 2 are irrevocable and are granted in consideration of Company’s entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. Holder hereby affirms that such irrevocable proxy is coupled with an interest by reason of the Merger Agreement and, except upon the termination of this Agreement in accordance with Section 5(a), is intended to be irrevocable. Holder agrees, until this Agreement is terminated in accordance with Section 5(a), to vote its Shares in accordance with Section 1 above.

3. Other Covenants.

(a) No Transfers. Holder agrees that during the Voting Period Holder shall not, and shall cause Holder’s Affiliates not to, without the Company’s prior written consent: (A) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign, or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement, arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Shares; (B) grant any proxies or powers of attorney with respect to any or all of the Shares; (C) permit to exist any lien of any nature whatsoever (other than those imposed by this Agreement, applicable securities Laws or Parent’s Organizational Documents (the “Existing Organizational Documents”), as in effect on the date hereof) with respect to any or all of the Shares; or (D) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Holder’s ability to perform its obligations under this Agreement. Holder agrees with, and covenants to, the Company that Holder shall not request that Parent register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares during the Voting Period without the prior written consent of the Company.

(b) Permitted Transfers. Section 3(a) shall not prohibit a Transfer of Shares by Holder (i) to any family member or trust for the benefit of any family member, (ii) to any stockholder, member or partner of Holder, if an entity, (iii) to any Affiliate of Holder, (iv) to any Person if and to the extent required by any non-consensual order, writ, injunction, judgment or decree (an “Order”), by divorce decree or by will, intestacy or other similar applicable Law, or (v) in accordance with Section 1(b)(iv) of the Lock-Up Agreement, if applicable, so long as, in the case of the foregoing clauses (i), (ii) and (iii), the assignee or transferee agrees to be bound by the terms of this Agreement and executes and delivers to the Company and Holder a written consent and joinder memorializing such agreement.

(c) Changes to Shares. In the event of any change in the Parent Common Stock occurring during the Voting Period by reason of any stock dividend or distribution, stock split, recapitalization, combination, conversion, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction. Holder agrees during the Voting Period to notify Company promptly in writing of the number and type of any additional Shares acquired by Holder, if any.

(d) Compliance with Merger Agreement. Holder agrees not to, during the Voting Period, take or agree or commit to take any action that would make any representation and warranty of Holder contained in this Agreement inaccurate in any material respect. Holder further agrees that during the Voting Period, Holder shall,

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solely in Holder’s capacity as a stockholder of Parent and not in Holder’s capacity as a director, officer, manager, or employee of Parent or any of its Affiliates, not, directly or indirectly, take any action that Parent is prohibited from taking pursuant to Section 4.1 of the Merger Agreement (unless the Company shall have consented thereto).

(e) Registration Statement. During the Voting Period, Holder agrees, solely in Holder’s capacity as a stockholder of Parent and not in Holder’s capacity as a director, officer, manager, or employee of Parent or any of its Affiliates, to provide to the Company and its respective Representatives any information regarding Holder (solely in Holder’s capacity as a stockholder of Parent and not in Holder’s capacity as a director, officer, manager, or employee of Parent or any of its Affiliates) or the Shares that is reasonably requested by the Company or its respective Representatives for inclusion in the Registration Statement.

(f) Publicity. Holder shall not issue any press release or otherwise make any public statements with respect to the Merger or the Merger Agreement without the prior written approval of the Company. Holder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC, Nasdaq or the Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), Holder’s identity and ownership of the Shares and the nature of Holder’s commitments and agreements under this Agreement and a Lock-Up Agreement, if applicable.

4. Representations and Warranties of Holder. Holder hereby represents and warrants to the Company as follows:

(a) Binding Agreement. Holder (i) if a natural person, is of legal age to execute this Agreement and is legally competent to do so and (ii) if not a natural person, is (A) a corporation, limited liability company, company or partnership duly organized and validly existing under the laws of the jurisdiction of its organization and (B) has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. If Holder is not a natural person, the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby by Holder has been duly authorized by all necessary corporate, limited liability or partnership action on the part of Holder, as applicable. This Agreement, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). Holder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Holder.

(b) Ownership of Shares. As of the date hereof, Holder has beneficial ownership over the Shares set forth under Holder’s name on the signature page hereto, is the lawful owner of such Shares, has the sole power to vote or cause to be voted such Shares, and has good and valid title to such Shares, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those imposed by this Agreement, applicable securities Laws or the Existing Organizational Documents. There are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by Holder. Except for the Shares set forth under Holder’s name on the signature page hereto, as of the date of this Agreement, Holder is not a beneficial owner or record holder of any shares of Parent Common Stock.

(c) No Conflicts. No filing with, or notification to, any Governmental Body, and no consent, approval, authorization or permit of any other Person is necessary for the execution of this Agreement by Holder, the performance of Holder’s obligations hereunder or the consummation by Holder of the transactions contemplated hereby. None of the execution and delivery of this Agreement by Holder, the performance of Holder’s obligations hereunder or the consummation by Holder of the transactions contemplated hereby shall (i) conflict with or result in any breach of the certificate of incorporation, bylaws or other comparable organizational documents of Holder, if applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any Contract or obligation to which Holder is a party or by which Holder or any of the Shares may be bound, or (iii) violate any applicable Law or Order, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair Holder’s ability to perform Holder’s obligations under this Agreement in any material respect.

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(d) No Inconsistent Agreements. Holder hereby covenants and agrees that, except for this Agreement, Holder (i) has not entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares inconsistent with Holder’s obligations pursuant to this Agreement, (ii) has not granted, nor will grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Shares, and (iii) has not entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of Holder contained herein untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of Holder’s material obligations under this Agreement.

5. Miscellaneous.

(a) Termination. Notwithstanding anything to the contrary contained herein, this Agreement shall automatically terminate, and none of the Company or Holder shall have any rights or obligations hereunder, upon the earliest to occur of (i) the mutual written consent of the Company and Holder, (ii) the Effective Time, and (iii) the date of termination of the Merger Agreement in accordance with its terms. Notwithstanding anything to the contrary herein, the provisions of this Section 5(a) shall survive the termination of this Agreement.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be assigned, transferred or delegated by Holder at any time without the prior written consent of the Company, and any purported assignment, transfer or delegation without such consent shall be null and void ab initio. The Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or thereto or a permitted successor or assign of such a party.

(d) Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof. All Legal Proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Legal Proceeding arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Legal Proceeding, any claim that such party is not subject personally to the jurisdiction of the above-named courts, that such party’s property is exempt or immune from attachment or execution, that the Legal Proceeding is brought in an inconvenient forum, that the venue of the Legal Proceeding is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party hereto hereby agrees that a final judgment in any Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party hereto irrevocably consents to the service of the summons and complaint and any other process in any Legal Proceeding arising out of or relating to the this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth or referred to in Section 5(g). Nothing in this Section 5(d) shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LEGAL PROCEEDING, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT SUCH PARTY AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(e).

Annex B-4

(f) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) by email or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized international overnight courier service, or (iv) five (5) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company:	with a copy (which will not constitute notice) to:
Corvex, Inc. 3401 North Fairfax Drive, Suite 3230 Arlington, Virginia Attention: Jay Crystal Email: [***]

DLA Piper LLP (US)

One Fountain Square

11911 Freedom Drive, Suite 300

Reston, Virginia 20190

Attention: Brian Burke and Joshua A. Kaufman

Email: brian.burke@us.dlapiper.com; josh.kaufman@us.dlapiper.com

If to Holder, to: the address set forth under Holder’s name on the signature page hereto.

(h) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and the Company will have not adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Company shall, to the fullest extent permittee by applicable Law, each be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

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(k) Expenses. Each party shall be responsible for such party’s own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.

(l) No Partnership, Agency or Joint Venture; Solely Stockholder Capacity. This Agreement is intended to create a contractual relationship among Holder and the Company, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Parent Stockholders entering into voting agreements with the Company. Holder has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares.

(m) Further Assurances. From time to time, at another party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(n) Entire Agreement. This Agreement (together with the Merger Agreement to the extent referred to herein) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Company under the Merger Agreement or the Company or Holder under a Lock-Up Agreement, if applicable. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Company or any of the obligations of Holder under any other agreement between Holder and the Company or any certificate or instrument executed by Holder in favor of the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Company or any of the obligations of Holder under this Agreement.

(o) Capacity as Stockholder. Holder enters into this Agreement solely in Holder’s capacity as a stockholder of Parent, and not in Holder’s capacity as a director, officer, manager, or employee of Parent or any of its Affiliates. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall in any way (i) restrict a director, officer, manager, or employee of Parent or any of its Affiliates in the exercise of his or her fiduciary duties as a director, officer, manager, or employee of Parent or any of its Affiliates, (ii) be construed to create any obligation on the part of any director, officer, manager, or officer of Parent or any of its Affiliates from taking any action in his or her capacity as such director, officer, manager, or officer (including, in his or her capacity as a director of Parent voting in favor of any Parent Board Adverse Recommendation Change) and no such action or omission shall be deemed a breach of this Agreement.

(p) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile or electronic signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Annex B-6

IN WITNESS WHEREOF, the parties have executed this Support Agreement as of the date first written above.

CORVEX, INC.
By:
Name:
Title:

[Signature Page to Support Agreement]

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Holder:

[_________________________________]

By:
Name:
Title:
Number and Type of Shares:
Parent Common Stock:______________________________________
_______________________________________
Address for Notice:
Address: _______________________________
_______________________________________
_______________________________________
Facsimile No.: ___________________________
Telephone No.: ___________________________
Email: __________________________________

[Signature Page to Support Agreement]

Annex B-8

ANNEX C

FORM OF LOCK-UP AGREEMENT

This LOCK-UP AGREEMENT (this “Agreement”), dated as of November 6, 2025, is entered into by and among Movano Inc., a Delaware corporation (the “Parent”), Corvex, Inc., a Delaware corporation (the “Company”), and the undersigned (the “Securityholder” and together with the Parent and the Company, the “Parties” and each a “Party”).

WHEREAS, the Parent, Thor Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger and Reorganization, dated as of November 5, 2025, 2025, as may be supplemented and/or amended from time to time (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of the Parent (the “Merger”), effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the Merger Agreement (the “Effective Time”).

NOW, THEREFORE, in consideration of the promises and of the mutual consents and obligations hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Restrictions on Shares/Lock-Up.

(a) During the period (the “Lock-Up Period”) commencing at the Effective Time and ending on the date that is one-hundred and eighty (180) days after the Effective Time (the “Lock-Up Expiration Time”), the Securityholder shall not, directly or indirectly:

(i) transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge or otherwise dispose of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), or encumber, (A) any shares of common stock, par value $0.0001 per share, of the Parent (the “Common Stock”) owned of record or beneficially by the Securityholder or (B) any securities held by or issued to the Securityholder which are convertible into or exercisable or exchangeable for shares of Common Stock (collectively, the “Lock-Up Shares”);

(ii) enter into any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Lock-Up Shares or any other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any Lock-Up Shares, whether any such transaction is to be settled by delivery of shares of Lock-Up Shares, in cash or otherwise;

(iii) except for the Support Agreement, grant any proxies or powers of attorney with respect to any Lock-Up Shares, deposit any Lock-Up Shares into a voting trust, or enter into a voting agreement or similar arrangement or commitment with respect to any Lock-Up Shares or make any public announcement that is in any manner inconsistent with this Section 1; or

(iv) make any offer or enter into any agreement or binding arrangement or commitment providing for any of the foregoing actions in clauses (i) to (iii), or publicly disclose the intention to take any of the foregoing actions.

(b) Notwithstanding the restrictions set forth in clause (a) of this Section 1 but subject to the proviso at the end of Section 1(b)(iv) below:

(i) if the Securityholder is a natural person, the Securityholder may transfer the Lock-Up Shares to any member of the Securityholder’s immediate family, or to a trust for the benefit of the Securityholder or any member of the Securityholder’s immediate family for estate planning purposes, or to the Securityholder’s estate, following the death of the undersigned, by will, intestacy, or other

Annex C-1

operation of law, or as a bona fide gift to a charitable organization, or by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such member of the Securityholder’s immediate family;

(ii) if the Securityholder is a corporation, partnership or other business entity, the Securityholder may transfer the Lock-Up Shares to another corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”)) of the Securityholder or as a distribution or dividend to equity holders (including, without limitation, general or limited partners and members) of the Securityholder (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), or as a bona fide gift to a charitable organization;

(iii) if the Securityholder is a trust, the Securityholder may transfer its Lock-Up Shares to any grantors or beneficiaries of the trust; and

(iv) nothing contained herein will be deemed to restrict the ability of the Securityholder to (a) transfer or dispose of the shares of the Parent purchased by the Securityholder following the closing of the transactions pursuant to the Merger Agreement in the open market, (b) exercise an option (including a net or cashless exercise of an option) to purchase shares of Common Stock, and any related transfer of shares of Common Stock to the Parent for the purpose of paying the exercise price of such options or paying taxes (including estimated taxes) due as a result of the exercise of such options (or the disposition to the Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement); provided, that for the avoidance of doubt, the net number of shares of Common Stock received upon exercise (including after giving effect to any net or cashless exercise of an option) shall continue to be subject to the restrictions on transfer set forth in this Agreement until the Lock-Up Expiration Time, (c)  sell shares of Common Stock in the open market for the purpose of paying taxes (including estimated taxes) due as a result of the exercise of options of the Parent, (d) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of the Parent, provided, that such plan does not provide for the transfer of shares of the Parent during the Lock-Up Period, or (e) transfer the Lock-Up Shares to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Parent’s Common Stock involving a change of control of the Parent, provided that in the event such tender offer, merger, consolidation or other similar transaction is not completed, the Lock-Up Shares shall remain subject to the restrictions contained in this Agreement, and provided, that with respect to any transfer or distribution pursuant to Section 1(b), (x) no filing by any party (donor, donee, transferor, transferee, distributor or distributee, as the case may be) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Lock-Up Period (other than (i) a filing on Form 5, (ii) a filing of Form 4 in connection with a transfer pursuant to sub clause (c), or (iii) with respect to a transfer pursuant to Section 1(b), a filing on Form 4 expressly stating that such transfer was pursuant to operation of law), (y) it shall be a condition to the transfer or distribution that the transferee or distributee execute an agreement, in the form of this Agreement, stating that the transferee or distributee is receiving and holding such Lock-Up Shares subject to the provisions of such agreement until the Lock-Up Expiration Time. The undersigned also agrees and consents to the entry of stop transfer instructions with the Parent’s transfer agent and registrar against the transfer of the undersigned’s Lock-Up Shares except in compliance with this Agreement.

(c) The following terms shall have the following meanings for purposes of this Agreement:

i.     “Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

ii.   “Person” means an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, or any other entity.

iii.  “Support Agreement” means that certain Support Agreement, dated as of November 5, 2025 executed by the Securityholder in favor of the Parent and the Company.

Annex C-2

Section 2. Miscellaneous.

(a) This Agreement shall terminate automatically upon the earlier of (i) the Lock-Up Expiration Time and (ii) if the Merger Agreement is validly terminated in accordance with its terms prior to the Effective Time, upon the date of such termination.

(b) The Securityholder hereby represents and warrants that (i) if it is a corporation, partnership , limited liability company or other business entity, it is duly organized and validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, (ii) he, she or it has full power and authority to enter into this Agreement, (iii) this Agreement has been duly and validly executed and delivered by the Securityholder and constitutes the legal, valid and binding obligation of the Securityholder, enforceable against the Securityholder in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief and other equitable remedies, and (iv), upon request, he, she or it will execute any additional documents necessary to ensure the validity or enforcement of this Agreement. All authority herein conferred or agreed to be conferred and any obligations of the Securityholder shall be binding upon the successors, assigns, heirs or personal representatives of the Securityholder.

(c) Any attempted transfer in violation of this Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Agreement, and will not be recorded on the share register of the Parent. In order to ensure compliance with the restrictions referred to herein, the undersigned agrees that the Parent and its transfer agent and registrar are hereby authorized to decline to make any such transfer if it would constitute a violation or breach of this Agreement.

(d) Any person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically, to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that any party hereto may in its sole discretion apply to any court of law or equity of competent jurisdiction for, and obtain from any such court, specific performance and/or injunctive relief (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement and shall not be required to prove irreparable injury to such party or that such party does not have an adequate remedy at law with respect to any breach of this Agreement (each of which elements the parties admit). The parties hereto further agree and acknowledge that each and every obligation applicable to it contained in this Agreement shall be specifically enforceable against it and hereby waives and agrees not to assert any defenses against an action for specific performance of their respective obligations hereunder. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies available under this Agreement or otherwise.

(e) Except as provided in Section 1(b), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties, provided, that the Parent may assign its rights and interests to any of its Affiliates (as defined in the Merger Agreement). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

(f) If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(g) Each of the parties to this Agreement agrees and acknowledges that this Agreement has been negotiated in good faith, at arm’s length, and not by any means prohibited by law.

Annex C-3

(h) This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement).

(i) Each of the parties to this Agreement specifically acknowledges that he, she or it (i) is a knowledgeable, informed, sophisticated Person capable of understanding and evaluating the provisions set forth in this Agreement, (ii) has had the opportunity to review this Agreement with counsel of his, her or its own choosing, (iii) has carefully read and fully understands all of the terms of this Agreement, and (iv) is under no disability or impairment that affects its, his or her decision to sign this Agreement and he, she or it knowingly and voluntarily intends to be legally bound by this Agreement.

(j) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 5:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as follows: (a) if to the Parent or the Company, to the notice address listed in Section 10.8 of the Merger Agreement and (b) if to the Securityholder, to the address listed on the signature page hereto.

(k) The Securityholder agrees and consents to the entry of stop transfer instructions with the Parent’s transfer agent and registrar against the transfer of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock held by the Securityholder except in compliance with the foregoing restrictions.

(l) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 2(l); (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 2(j) of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury. This Agreement, and any certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

(m) Nothing herein shall grant to or create in any Person not a party hereto, or any such Person’s dependents, heirs, successors or assigns any right to any benefits hereunder or any remedies hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto;

(n) Any amendment, supplement or waiver of this Agreement shall be effective only if in a written instrument executed by each of the Parties. If any such amendment, supplement or waiver is to be entered into after the Closing (as defined in the Merger Agreement), it shall have been approved in advance by a majority of the board of directors of the Parent, including at least one (1) director designated by the Parent in accordance with Section 5.9 of the Merger Agreement.

[Remainder of page intentionally left blank]

Annex C-4

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

MOVANO INC.
By:
Name:
Title:
CORVEX, INC.
By:
Name:
Title:
SECURITYHOLDER:

(Print Name of Securityholder)

(Signature)
Notice Address:

[Signature Page to Lock-Up Agreement]

Annex C-5

ANNEX D

CORVEX, INC.

2026 EQUITY INCENTIVE PLAN

Effective Date: [______________]

Annex D Page
1.	History; Existence of the Plan		D-1
2.	Purposes of the Plan		D-1
3.	Terminology		D-1
4.	Administration		D-1
	(a)	Administration of the Plan	D-1
	(b)	Powers of the Administrator	D-1
	(c)	Delegation of Administrative Authority	D-2
	(d)	Non-Uniform Determinations	D-2
	(e)	Limited Liability; Advisors	D-2
	(f)	Indemnification	D-3
	(g)	Effect of Administrator’s Decision	D-3
5.	Shares Issuable Pursuant to Awards		D-3
	(a)	Initial Share Pool	D-3
	(b)	Adjustments to Share Pool	D-3
	(c)	ISO Limit	D-4
	(d)	Source of Shares	D-4
	(e)	Non-Employee Director Award Limit	D-4
6.	Participation		D-4
7.	Awards		D-4
	(a)	Awards, In General	D-4
	(b)	Stock Options	D-4
	(c)	Limitation on Reload Options	D-5
	(d)	Stock Appreciation Rights	D-5
	(e)	Repricing	D-5
	(f)	Stock Awards	D-5
	(g)	Stock Units	D-6
	(h)	Performance Shares and Performance Units	D-7
	(i)	Other Stock-Based Awards	D-8
	(j)	Awards to Participants Outside the United States	D-8
	(k)	Limitation on Dividend Reinvestment and Dividend Equivalents	D-8
8.	Withholding of Taxes		D-8
9.	Transferability of Awards		D-9
	(a)	General Nontransferability Absent Administrator Permission	D-9
	(b)	Administrator Discretion to Permit Transfers Other Than For Value	D-9
10.	Adjustments for Corporate Transactions and Other Events		D-9
	(a)	Mandatory Adjustments	D-9
	(b)	Discretionary Adjustments	D-9
	(c)	Adjustments to Performance Goals	D-10
	(d)	Statutory Requirements Affecting Adjustments	D-10
	(e)	Dissolution or Liquidation	D-10
11.	Change in Control Provisions		D-10
	(a)	Termination of Awards	D-10
	(b)	Continuation, Assumption or Substitution of Awards	D-11
	(c)	Other Permitted Actions	D-11
	(d)	Section 409A Savings Clause	D-11
12.	Substitution of Awards in Mergers and Acquisitions		D-11
13.	Compliance with Securities Laws; Listing and Registration		D-11
14.	Section 409A Compliance		D-12

Annex D-i

Annex D Page
15.	Plan Duration; Amendment and Discontinuance		D-13
	(a)	Plan Duration	D-13
	(b)	Amendment and Discontinuance of the Plan	D-13
	(c)	Amendment of Awards	D-13
16.	General Provisions		D-13
	(a)	Non-Guarantee of Employment or Service	D-13
	(b)	No Trust or Fund Created	D-14
	(c)	Status of Awards	D-14
	(d)	Subsidiary Employees	D-14
	(e)	Governing Law and Interpretation	D-14
	(f)	Use of English Language	D-14
	(g)	Recovery of Amounts Paid	D-14
17.	Glossary		D-14

Annex D-ii

1. History; Existence of the Plan.

CORVEX, INC., a Delaware corporation (“Corvex”), has established the CORVEX, INC. 2026 EQUITY INCENTIVE PLAN, as set forth herein, and as the same may be amended from time to time (the “Plan”). The Plan will come into existence on the Effective Date; provided, however, that no Award will be granted under the Plan before the Effective Date. In addition, no Award will be exercised (or, in the case of Restricted Stock, Restricted Stock Units, Performance Shares, or Other Stock-Based Awards, no Award will be granted) and no Performance Units will be settled unless and until the Plan has been approved by the shareholders of Corvex, which approval will be within 12 months after the Effective Date.

2. Purposes of the Plan.

The Plan is designed to:

(a)     promote the long-term financial interests and growth of Corvex and its Subsidiaries (together, the “Company”) by attracting and retaining management and other personnel of Corvex and other Eligible Individuals.

(b)    motivate management personnel by means of growth-related incentives to achieve long-range goals; and

(c)     further the alignment of interests of Participants with those of the stockholders of Corvex through opportunities for increased stock or stock-based ownership in Corvex.

Toward these objectives, the Administrator may grant stock options, stock appreciation rights, stock awards, stock units, performance shares, performance units, and other stock-based awards to eligible individuals on the terms and subject to the conditions set forth in the Plan.

3. Terminology.

Except as otherwise specifically provided in an Award Agreement, capitalized words and phrases used in the Plan or an Award Agreement shall have the meaning set forth in the glossary at Section 17 of the Plan or as defined the first place such word or phrase appears in the Plan.

4. Administration.

(a) Administration of the Plan. The Plan shall be administered by the Administrator.

(b) Powers of the Administrator. The Administrator shall, except as otherwise provided under the Plan, have plenary authority, in its sole and absolute discretion, to grant Awards pursuant to the terms of the Plan to Eligible Individuals and to take all other actions necessary or desirable to carry out the purpose and intent of the Plan. Among other things, the Administrator shall have the authority, in its sole and absolute discretion, subject to the terms and conditions of the Plan to:

(i) determine the Eligible Individuals to whom, and the time or times at which, Awards shall be granted;

(ii) determine the types of Awards to be granted any Eligible Individual;

(iii) determine the number of shares of Common Stock to be covered by or used for reference purposes for each Award or the value to be transferred pursuant to any Award;

(iv) determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (A) the purchase price of any shares of Common Stock, (B) the method of payment for shares purchased pursuant to any Award, (C) the method for satisfying any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Common Stock, (D) the timing, terms and conditions of the exercisability, vesting or payout of any Award or any shares acquired pursuant thereto, (E) the Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (F) the time of the expiration of any Award, (G) the effect of the Participant’s Termination of Service on any of the foregoing, and (H) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto as the Administrator shall consider to be appropriate and not inconsistent with the terms of the Plan;

Annex D-1

(v) subject to Sections 7(e), 10(c) and 15, modify, amend or adjust the terms and conditions of any Award;

(vi) accelerate or otherwise change the time at or during which an Award may be exercised or becomes payable and waive or accelerate the lapse, in whole or in part, of any restriction, condition or risk of forfeiture with respect to such Award; provided, however, that, except in connection with death, disability or a Change in Control, no such change, waiver or acceleration to any Award that is considered “deferred compensation” within the meaning of Section 409A of the Code if the effect of such action is inconsistent with Section 409A of the Code;

(vii) determine whether an Award will be paid or settled in cash, shares of Common Stock, or in any combination thereof and whether, to what extent and under what circumstances cash or shares of Common Stock payable with respect to an Award shall be deferred either automatically or at the election of the Participant;

(viii) for any purpose, including but not limited to, qualifying for preferred or beneficial tax treatment, accommodating the customs or administrative challenges or otherwise complying with the tax, accounting or regulatory requirements of one or more jurisdictions, adopt, amend, modify, administer or terminate sub-plans, appendices, special provisions or supplements applicable to Awards regulated by the laws of a particular jurisdiction, which sub-plans, appendices, supplements and special provisions may take precedence over other provisions of the Plan, and prescribe, amend and rescind rules and regulations relating to such sub-plans, supplements and special provisions;

(ix) establish any “blackout” period, during which transactions affecting Awards may not be effectuated, that the Administrator in its sole discretion deems necessary or advisable;

(x) determine the Fair Market Value of shares of Common Stock or other property for any purpose under the Plan or any Award;

(xi) administer, construe and interpret the Plan, Award Agreements and all other documents relevant to the Plan and Awards issued thereunder, and decide all other matters to be determined in connection with an Award;

(xii) establish, amend, rescind and interpret such administrative rules, regulations, agreements, guidelines, instruments and practices for the administration of the Plan and for the conduct of its business as the Administrator deems necessary or advisable;

(xiii) correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent the Administrator shall consider it desirable to carry it into effect; and

(xiv) otherwise administer the Plan and all Awards granted under the Plan.

(c) Delegation of Administrative Authority. The Administrator may designate officers or employees of the Company to assist the Administrator in the administration of the Plan and, to the extent permitted by applicable law and stock exchange rules, the Administrator may delegate to officers or other employees of the Company the Administrator’s duties and powers under the Plan, subject to such conditions and limitations as the Administrator shall prescribe, including without limitation the authority to execute agreements or other documents on behalf of the Administrator; provided, however, that such delegation of authority shall not extend to the granting of, or exercise of discretion with respect to, Awards to Eligible Individuals who are officers under Section 16 of the Exchange Act.

(d) Non-Uniform Determinations. The Administrator’s determinations under the Plan (including without limitation, determinations of the persons to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the Award Agreements evidencing such Awards, and the ramifications of a Change in Control upon outstanding Awards) need not be uniform and may be made by the Administrator selectively among Awards or persons who receive, or are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated.

(e) Limited Liability; Advisors. To the maximum extent permitted by law, no member of the Administrator, nor any director, officer, employee or representative of Corvex shall be liable for any action taken or decision made in good faith relating to the Plan or any Award thereunder. The Administrator may employ counsel, consultants,

Annex D-2

accountants, appraisers, brokers or other persons. The Administrator, Corvex and the officers and directors of Corvex shall be entitled to rely upon the advice, opinions or valuations of any such persons.

(f) Indemnification. To the maximum extent permitted by law, by Corvex’s charter and by-laws, and by any directors’ and officers’ liability insurance coverage which may be in effect from time to time, the members of the Administrator and any agent or delegate of the Administrator who is a director, officer or employee of Corvex or an Affiliate shall be indemnified by Corvex against any and all liabilities and expenses to which they may be subjected by reason of any act or failure to act with respect to their duties on behalf of the Plan.

(g) Effect of Administrator’s Decision. All actions taken and determinations made by the Administrator on all matters relating to the Plan or any Award pursuant to the powers vested in it hereunder shall be in the Administrator’s sole and absolute discretion, unless in contravention of any express term of the Plan, including, without limitation, any determination involving the appropriateness or equitableness of any action. All determinations made by the Administrator shall be conclusive, final and binding on all parties concerned, including Corvex, any Participants and any other employee, or director of Corvex and its Affiliates, and their respective successors in interest. No member of the Administrator, nor any director, officer, employee or representative of Corvex shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or Awards.

5. Shares Issuable Pursuant to Awards.

(a) Initial Share Pool. Subject to adjustments as provided in Section 10 of the Plan, the number of shares of Common Stock issuable pursuant to Awards that may be granted under the Plan shall equal 2,500,000 shares (the “Share Pool”).

(b) Adjustments to Share Pool. On and after the Effective Date, the Share Pool shall be adjusted, in addition to any adjustments to be made pursuant to Section 10 of the Plan, as follows:

(i) The Share Pool shall be increased automatically, without further action of the Board, on January 1st of each calendar year commencing after the Effective Date and ending on (and including) January 1, 2036, by a number of shares of Common Stock equal to the lesser of (A) four percent (4%) of the aggregate number of shares of Common Stock outstanding on December 31st of the immediately preceding calendar year, excluding for this purpose any such outstanding shares of Common Stock that were granted under this Plan and remain unvested and subject to forfeiture as of the relevant December 31st, or (B) a lesser number of shares of Common Stock determined by the Board or Compensation Committee prior to the relevant January 1st (which may be no shares).

(ii) The Share Pool shall be reduced, on the date of grant, by one share for each share of Common Stock made subject to an Award granted under the Plan;

(iii) The Share Pool shall be increased, on the relevant date, by the number of unissued shares of Common Stock underlying or used as a reference measure for any Award or portion of an Award under this Plan that is, on or after the Effective Date, cancelled, forfeited, expired, terminated unearned or settled in cash, in any such case without the issuance of shares and by the number of shares of Common Stock used as a reference measure for any Award under this Plan that are, on or after the Effective Date, not issued upon settlement of such Award either due to a net settlement or otherwise;

(iv) The Share Pool shall be increased, on the forfeiture date, by the number of shares of Common Stock that, on or after the Effective Date, are forfeited back to Corvex under this Plan after issuance due to a failure to meet an Award contingency or condition with respect to any Award or portion of an Award granted under this Plan;

(v) The Share Pool shall be increased, on the exercise date, by the number of shares of Common Stock withheld by or surrendered (either actually or through attestation) to Corvex in payment of the exercise price of any Award under this Plan on or after the Effective Date; and

(vi) The Share Pool shall be increased, on the relevant date, by the number of shares of Common Stock withheld by or surrendered (either actually or through attestation) to the Company, on or after the Effective Date, in payment of the Tax Withholding Obligation that arises in connection with any Award under this Plan.

Annex D-3

(c) ISO Limit. Subject to adjustment pursuant to Section 10 of the Plan, the maximum number of shares of Common Stock that may be issued pursuant to stock options granted under the Plan that are intended to qualify as Incentive Stock Options within the meaning of Section 422 of the Code shall be equal to 15,000,000.

(d) Source of Shares. The shares of Common Stock with respect to which Awards may be made under the Plan shall be shares authorized for issuance under Corvex’s charter but unissued, or issued and reacquired, including without limitation shares purchased in the open market or in private transactions.

(e) Non-Employee Director Award Limit. In addition, the Administrator may establish compensation for Non-Employee Directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such Non-Employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation and the grant date fair value of Awards (as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) granted under the Plan to a Non-Employee Director as compensation for services as a Non-Employee Director during any calendar year of the Company may not exceed $750,000 annually, provided however, in a Non-Employee Director’s first year of service compensation for services may not exceed $1,000,000 (such limits, the “Director Limits”). The Administrator may make exceptions to this limit for individual Non-Employee directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving Non-Employee Director.

6. Participation.

Participation in the Plan shall be open to all Eligible Individuals, as may be selected by the Administrator from time to time. The Administrator may also grant Awards to Eligible Individuals in connection with hiring, recruiting or otherwise, prior to the date the individual first performs services for Corvex or an Affiliate; provided, however, that such Awards shall not become vested or exercisable and no shares shall be issued to such individual, prior to the date the individual first commences performance of such services.

7. Awards.

(a) Awards, In General. The Administrator, in its sole discretion, shall establish the terms of all Awards granted under the Plan consistent with the terms of the Plan. Awards may be granted individually or in tandem with other types of Awards, concurrently with or with respect to outstanding Awards. All Awards are subject to the terms and conditions provided in the Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. Unless otherwise specified by the Administrator, in its sole discretion, or otherwise provided in the Award Agreement, an Award shall not be effective unless the Award Agreement is signed or otherwise accepted by Corvex and the Participant receiving the Award (including by electronic delivery and/or electronic signature).

(b) Stock Options.

(i) Grants. A stock option means a right to purchase a specified number of shares of Common Stock from Corvex at a specified price during a specified period of time. The Administrator may from time to time grant to Eligible Individuals Awards of Incentive Stock Options or Nonqualified Options; provided, however, that Awards of Incentive Stock Options shall be limited to employees of Corvex or of any current or hereafter existing “parent corporation” or “subsidiary corporation,” as defined in Sections 424(e) and 424(f) of the Code, respectively, of Corvex, and any other Eligible Individuals who are eligible to receive Incentive Stock Options under the provisions of Section 422 of the Code. No stock option shall be an Incentive Stock Option unless so designated by the Administrator at the time of grant or in the applicable Award Agreement.

(ii) Exercise. Stock options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that Awards of stock options may not have a term in excess of ten years’ duration unless required otherwise by applicable law.

(iii) Termination of Service. Except as provided in the applicable Award Agreement or otherwise determined by the Administrator, to the extent stock options are not vested and exercisable, a Participant’s stock options shall be forfeited upon his or her Termination of Service.

Annex D-4

(iv) Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock options, provided they are not inconsistent with the Plan.

(c) Limitation on Reload Options. The Administrator shall not grant stock options under this Plan that contain a reload or replenishment feature pursuant to which a new stock option would be granted automatically upon receipt of delivery of Common Stock to Corvex in payment of the exercise price or any tax withholding obligation under any other stock option.

(d) Stock Appreciation Rights.

(i) Grants. The Administrator may from time-to-time grant to Eligible Individuals Awards of stock appreciation rights. A stock appreciation right entitles the Participant to receive, subject to the provisions of the Plan and the Award Agreement, a payment having an aggregate value equal to the product of (i) the excess of (A) the Fair Market Value on the exercise date of one share of Common Stock over (B) the base price per share specified in the Award Agreement, times (ii) the number of shares specified by the stock appreciation right, or portion thereof, which is exercised. The base price per share specified in the Award Agreement shall not be less than the lower of the Fair Market Value on the date of grant or the exercise price of any tandem stock option to which the stock appreciation right is related, or with respect to stock appreciation rights that are granted in substitution of similar types of awards of a company acquired by Corvex or a Subsidiary or with which Corvex or a Subsidiary combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) such base price as is necessary to preserve the intrinsic value of such awards.

(ii) Exercise. Stock appreciation rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that stock appreciation rights granted under the Plan may not have a term in excess of ten years’ duration unless required otherwise by applicable law. The applicable Award Agreement shall specify whether payment by Corvex of the amount receivable upon any exercise of a stock appreciation right is to be made in cash or shares of Common Stock or a combination of both, or shall reserve to the Administrator or the Participant the right to make that determination prior to or upon the exercise of the stock appreciation right. If upon the exercise of a stock appreciation right a Participant is to receive a portion of such payment in shares of Common Stock, the number of shares shall be determined by dividing such portion by the Fair Market Value of a share of Common Stock on the exercise date. No fractional shares shall be used for such payment and the Administrator shall determine whether cash shall be given in lieu of such fractional shares or whether such fractional shares shall be eliminated.

(iii) Termination of Service. Except as provided in the applicable Award Agreement or otherwise determined by the Administrator, to the extent stock appreciation rights are not vested and exercisable, a Participant’s stock appreciation rights shall be forfeited upon his or her Termination of

(iv) Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock appreciation rights, provided they are not inconsistent with the Plan.

(e) Repricing. The Administrator shall have the authority, without additional approval by the Corvex stockholders, to approve a program providing for either (a) the cancellation of outstanding stock options or stock appreciation rights having exercise prices per share greater than the then Fair Market Value of a share of Common Stock (“Underwater Awards”) and the grant in substitution therefor of new options or stock appreciation rights covering the same or a different number of shares but with an exercise price per share equal to the Fair Market Value per share on the new grant date, Full Value Awards, or payments in cash, or (b) the amendment of outstanding Underwater Awards to reduce the exercise price thereof to the Fair Market Value per share on the date of amendment.

(f) Stock Awards.

(i) Grants. The Administrator may from time-to-time grant to Eligible Individuals Awards of unrestricted Common Stock or Restricted Stock (collectively, “Stock Awards”) on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as the Administrator shall determine. Stock Awards shall be evidenced in such manner as the Administrator may deem appropriate, including via book-entry registration.

Annex D-5

(ii) Vesting. Restricted Stock shall be subject to such vesting, restrictions on transferability and other restrictions, if any, and/or risk of forfeiture as the Administrator may impose at the date of grant or thereafter. The Restriction Period to which such vesting, restrictions and/or risk of forfeiture apply may lapse under such circumstances, including without limitation upon the attainment of Performance Goals, in such installments, or otherwise, as the Administrator may determine. Subject to the provisions of the Plan and the applicable Award Agreement, during the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber shares of Restricted Stock.

(iii) Rights of a Stockholder; Dividends. Except to the extent restricted under the Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder of Common Stock including, without limitation, the right to vote Restricted Stock. Cash dividends declared payable on Common Stock shall be paid, with respect to outstanding Restricted Stock, either as soon as practicable following the dividend payment date or deferred for payment to such later date as determined by the Administrator, and shall be paid in cash or as unrestricted shares of Common Stock having a Fair Market Value equal to the amount of such dividends or may be reinvested in additional shares of Restricted Stock as determined by the Administrator; provided, however, that dividends declared payable on Restricted Stock that is granted as a Performance Award shall be held by Corvex and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such shares of Restricted Stock. Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Common Stock or other property has been distributed. As soon as is practicable following the date on which restrictions on any shares of Restricted Stock lapse, Corvex shall deliver to the Participant the certificates for such shares or shall cause the shares to be registered in the Participant’s name in book-entry form, in either case with the restrictions removed, provided that the Participant shall have complied with all conditions for delivery of such shares contained in the Award Agreement or otherwise reasonably required by Corvex.

(iv) Termination of Service. Except as provided in the applicable Award Agreement, upon Termination of Service during the applicable Restriction Period, Restricted Stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; provided that the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(v) Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of Restricted Stock, provided they are not inconsistent with the Plan.

(g) Stock Units.

(i) Grants. The Administrator may from time-to-time grant to Eligible Individuals Awards of unrestricted stock Units or Restricted Stock Units on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as the Administrator shall determine. Restricted Stock Units represent a contractual obligation by Corvex to deliver a number of shares of Common Stock, an amount in cash equal to the Fair Market Value of the specified number of shares subject to the Award, or a combination of shares of Common Stock and cash, in accordance with the terms and conditions set forth in the Plan and any applicable Award Agreement.

(ii) Vesting and Payment. Restricted Stock Units shall be subject to such vesting, risk of forfeiture and/or payment provisions as the Administrator may impose at the date of grant. The Restriction Period to which such vesting and/or risk of forfeiture apply may lapse under such circumstances, including without limitation upon the attainment of Performance Goals, in such installments, or otherwise, as the Administrator may determine. Shares of Common Stock, cash or a combination of shares of Common Stock and cash, as applicable, payable in settlement of Restricted Stock Units shall be delivered to the Participant as soon as administratively practicable, but no later than 30 days, after the date on which payment is due under the terms of the Award Agreement provided that the Participant shall have complied with all conditions for delivery of such shares or payment contained in the Award Agreement or otherwise reasonably required by Corvex, or in accordance with an election of the Participant, if the Administrator so permits, that meets the requirements of Section 409A of the Code.

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(iii) No Rights of a Stockholder; Dividend Equivalents. Until shares of Common Stock are issued to the Participant in settlement of stock Units, the Participant shall not have any rights of a stockholder of Corvex with respect to the stock Units or the shares issuable thereunder. The Administrator may grant to the Participant the right to receive Dividend Equivalents on stock Units, on a current, reinvested and/or restricted basis, subject to such terms as the Administrator may determine provided, however, that Dividend Equivalents payable on stock Units that are granted as a Performance Award shall, rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such stock Units.

(iv) Termination of Service. Upon Termination of Service during the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of shares of Common Stock or cash to which such Restricted Stock Units relate, all Restricted Stock Units and any accrued but unpaid Dividend Equivalents with respect to such Restricted Stock Units that are then subject to deferral or restriction shall be forfeited; provided that the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of termination resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.

(v) Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock Units, provided they are not inconsistent with the Plan.

(h) Performance Shares and Performance Units.

(i) Grants. The Administrator may from time-to-time grant to Eligible Individuals Awards in the form of Performance Shares and Performance Units. Performance Shares, as that term is used in this Plan, shall refer to shares of Common Stock or Units that are expressed in terms of Common Stock, the issuance, vesting, lapse of restrictions on or payment of which is contingent on performance as measured against predetermined objectives over a specified Performance Period. Performance Units, as that term is used in this Plan, shall refer to dollar-denominated Units valued by reference to designated criteria established by the Administrator, other than Common Stock, the issuance, vesting, lapse of restrictions on or payment of which is contingent on performance as measured against predetermined objectives over a specified Performance Period. The applicable Award Agreement shall specify whether Performance Shares and Performance Units will be settled or paid in cash or shares of Common Stock or a combination of both, or shall reserve to the Administrator or the Participant the right to make that determination prior to or at the payment or settlement date.

(ii) Performance Criteria. The Administrator shall, prior to or at the time of grant, condition the grant, vesting or payment of, or lapse of restrictions on, an Award of Performance Shares or Performance Units upon (A) the attainment of Performance Goals during a Performance Period or (B) the attainment of Performance Goals and the continued service of the Participant. The length of the Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Administrator in the exercise of its absolute discretion. Performance Goals may include minimum, maximum and target levels of performance, with the size of the Award or payout of Performance Shares or Performance Units or the vesting or lapse of restrictions with respect thereto based on the level attained. Performance Goals may be applied on a per share or absolute basis and relative to one or more Performance Metrics, or any combination thereof, and may be measured pursuant to U.S. generally accepted accounting principles (“GAAP”), non-GAAP or other objective standards in a manner consistent with Corvex’s or its Subsidiary’s established accounting policies, all as the Administrator shall determine at the time the Performance Goals for a Performance Period are established. The Administrator may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to the manner in which one or more of the Performance Goals is to be calculated or measured to take into account, or ignore, one or more of the following: (1) items related to a change in accounting principle; (2) items relating to financing activities; (3) expenses for restructuring or productivity initiatives; (4) other non-operating items; (5) items related to acquisitions; (6) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (7) items related to the sale or disposition of a business or segment of a business; (8) items related to discontinued operations that do not qualify as a segment of a business under U.S. generally accepted accounting principles; (9) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; (10) any other items of significant income or expense which are determined to be appropriate adjustments; (11) items relating

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to unusual or extraordinary corporate transactions, events or developments, (12) items related to amortization of acquired intangible assets; (13) items that are outside the scope of the Company’s core, on-going business activities; (14) changes in foreign currency exchange rates; (15) items relating to changes in tax laws; (16) certain identified expenses (including, but not limited to, cash bonus expenses, incentive expenses and acquisition-related transaction and integration expenses); (17) items relating to asset impairment charges; (18) items relating to gains or unusual or nonrecurring events or changes in applicable law, accounting principles or business conditions, or (19) or any other items selected by the Administrator. Shares or Performance Units shall be settled as and when the Award vests or at a later time specified in the Award Agreement or in accordance with an election of the Participant, if the Administrator so permits, that meets the requirements of Section 409A of the Code.

(iii) Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of Performance Shares or Performance Units, provided they are not inconsistent with the Plan.

(i) Other Stock-Based Awards. The Administrator may from time-to-time grant to Eligible Individuals Awards in the form of Other Stock-Based Awards. Other Stock-Based Awards in the form of Dividend Equivalents may be (A) awarded on a free-standing basis or in connection with another Award other than a stock option or stock appreciation right, (B) paid currently or credited to an account for the Participant, including the reinvestment of such credited amounts in Common Stock equivalents, to be paid on a deferred basis, and (C) settled in cash or Common Stock as determined by the Administrator; provided, however, that Dividend Equivalents payable on Other Stock-Based Awards that are granted as a Performance Award shall, rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such Other Stock- Based Awards. Any such settlements, and any such crediting of Dividend Equivalents, may be subject to such conditions, restrictions and contingencies as the Administrator shall establish.

(j) Awards to Participants Outside the United States. The Administrator may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause Corvex or a Subsidiary to be subject to) tax, legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable in order that any such Award shall conform to laws, regulations, and customs of the country or jurisdiction in which the Participant is then resident or primarily employed or to foster and promote achievement of the purposes of the Plan.

(k) Limitation on Dividend Reinvestment and Dividend Equivalents. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of shares of Common Stock with respect to dividends to Participants holding Awards of stock Units, shall only be permissible if sufficient shares are available under the Share Pool for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient shares are not available under the Share Pool for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of stock Units equal in number to the shares of Common Stock that would have been obtained by such payment or reinvestment, the terms of which stock Units shall provide for settlement in cash and for Dividend Equivalent reinvestment in further stock Units on the terms contemplated by this Section 7(k).

8. Withholding of Taxes.

Participants and holders of Awards shall pay to Corvex or its Affiliate, or make arrangements satisfactory to the Administrator for payment of, any Tax Withholding Obligation in respect of Awards granted under the Plan no later than the date of the event creating the tax or social insurance contribution liability. The obligations of Corvex under the Plan shall be conditional on such payment or arrangements. Unless otherwise determined by the Administrator, Tax Withholding Obligations may be settled in whole or in part with shares of Common Stock, including unrestricted outstanding shares surrendered to Corvex and unrestricted shares that are part of the Award that gives rise to the Tax Withholding Obligation, having a Fair Market Value on the date of surrender or withholding equal to the statutory minimum amount (or such greater amount permitted under FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, for equity-classified awards) required to be withheld for tax or social insurance contribution purposes, all in accordance with such procedures as the Administrator establishes. Corvex or its Affiliate may deduct, to the extent permitted by law, any such Tax Withholding Obligations from any payment of any kind otherwise due to the Participant or holder of an Award.

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9. Transferability of Awards.

(a) General Nontransferability Absent Administrator Permission. Except as otherwise determined by the Administrator, and in any event in the case of an Incentive Stock Option or a tandem stock appreciation right granted with respect to an Incentive Stock Option, no Award granted under the Plan shall be transferable by a Participant otherwise than by will or the laws of descent and distribution. The Administrator shall not permit any transfer of an Award for value. An Award may be exercised during the lifetime of the Participant, only by the Participant or, during the period the Participant is under a legal disability, by the Participant’s guardian or legal representative, unless otherwise determined by the Administrator. Awards granted under the Plan shall not be subject in any manner to alienation, anticipation, sale, transfer, assignment, pledge, or encumbrance, except as otherwise determined by the Administrator; provided, however, that the restrictions in this sentence shall not apply to the shares of Common Stock received in connection with an Award after the date that the restrictions on transferability of such shares set forth in the applicable Award Agreement have lapsed. Nothing in this paragraph shall be interpreted or construed as overriding the terms of any Corvex stock ownership or retention policy, now or hereafter existing, that may apply to the Participant or shares of Common Stock received under an Award.

(b) Administrator Discretion to Permit Transfers Other Than For Value. Except as otherwise restricted by applicable law, the Administrator may, but need not, permit an Award, other than an Incentive Stock Option or a tandem stock appreciation right granted with respect to an Incentive Stock Option, to be transferred to a Participant’s Family Member (as defined below) as a gift or pursuant to a domestic relations order in settlement of marital property rights. The Administrator shall not permit any transfer of an Award for value. For purposes of this Section 9, “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent (50%) of the voting interests. The following transactions are not prohibited transfers for value: (i) a transfer under a domestic relations order in settlement of marital property rights; and (ii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Participant) in exchange for an interest in that entity.

10. Adjustments for Corporate Transactions and Other Events.

(a) Mandatory Adjustments. In the event of a merger, consolidation, stock rights offering, statutory share exchange or similar event affecting Corvex (each, a “Corporate Event”) or a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision, recapitalization, capital reduction distribution, or similar event affecting the capital structure of Corvex (each, a “Share Change”) that occurs at any time after the Effective Date (including any such Corporate Event or Share Change that occurs after such adoption and coincident with or prior to the Effective Date), the Administrator shall make equitable and appropriate substitutions or proportionate adjustments to (i) the aggregate number and kind of shares of Common Stock or other securities on which Awards under the Plan may be granted to Eligible Individuals, (ii) the maximum number of shares of Common Stock or other securities that may be issued with respect to Incentive Stock Options granted under the Plan, (iii) the number of shares of Common Stock or other securities covered by each outstanding Award and the exercise price, base price or other price per share, if any, and other relevant terms of each outstanding Award, and (iv) all other numerical limitations relating to Awards, whether contained in this Plan or in Award Agreements; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated.

(b) Discretionary Adjustments. In the case of Corporate Events, the Administrator may make such other adjustments to outstanding Awards as it determines to be appropriate and desirable, which adjustments may include, without limitation, (i) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Administrator in its sole discretion (it being understood that in the case of a Corporate Event with respect to which stockholders of Corvex receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Administrator that the value of a stock option or stock appreciation right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each share of Common Stock pursuant to such Corporate Event over the exercise price or base price of such stock option or stock appreciation right shall conclusively be deemed valid and that any stock option or stock appreciation right

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may be cancelled for no consideration upon a Corporate Event if its exercise price or base price equals or exceeds the value of the consideration being paid for each share of Common Stock pursuant to such Corporate Event), (ii) the substitution of securities or other property (including, without limitation, cash or other securities of Corvex and securities of entities other than Corvex) for the shares of Common Stock subject to outstanding Awards, and (iii) the substitution of equivalent awards, as determined in the sole discretion of the Administrator, of the surviving or successor entity or a parent thereof (“Substitute Awards”).

(c) Adjustments to Performance Goals. The Administrator may, in its discretion, adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in Corvex’s consolidated financial statements, notes to the consolidated financial statements, management’s discussion and analysis or other Corvex filings with the Securities and Exchange Commission. If the Administrator determines that a change in the business, operations, corporate structure or capital structure of Corvex or the applicable subsidiary, business segment or other operational unit of Corvex or any such entity or segment, or the manner in which any of the foregoing conducts its business, or other events or circumstances, render the Performance Goals to be unsuitable, the Administrator may modify such Performance Goals or the related minimum acceptable level of achievement, in whole or in part, as the Administrator deems appropriate and equitable.

(d) Statutory Requirements Affecting Adjustments. Notwithstanding the foregoing: (A) any adjustments made pursuant to Section 10 to Awards that are considered “deferred compensation” within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (B) any adjustments made pursuant to Section 10 to Awards that are not considered “deferred compensation” subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (1) continue not to be subject to Section 409A of the Code or (2) comply with the requirements of Section 409A of the Code; (C) in any event, the Administrator shall not have the authority to make any adjustments pursuant to Section 10 to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the date of grant to be subject thereto; and (D) any adjustments made pursuant to Section 10 to Awards that are Incentive Stock Options shall be made in compliance with the requirements of Section 424(a) of the Code.

(e) Dissolution or Liquidation. Unless the Administrator determines otherwise, all Awards outstanding under the Plan shall terminate upon the dissolution or liquidation of Corvex.

11. Change in Control Provisions.

(a) Termination of Awards. Notwithstanding the provisions of Section 11(b), in the event that any transaction resulting in a Change in Control occurs, outstanding Awards will terminate upon the effective time of such Change in Control unless provision is made in connection with the transaction for the continuation or assumption of such Awards by, or for the issuance therefor of Substitute Awards of, the surviving or successor entity or a parent thereof. Solely with respect to Awards that will terminate as a result of the immediately preceding sentence and except as otherwise provided in the applicable Award Agreement:

(i) the outstanding Awards of stock options and stock appreciation rights that will terminate upon the effective time of the Change in Control shall, immediately before the effective time of the Change in Control, become fully exercisable and the holders of such Awards will be permitted, immediately before the Change in Control, to exercise the Awards;

(ii) the outstanding shares of Restricted Stock the vesting or restrictions on which are then solely time-based and not subject to achievement of Performance Goals shall, immediately before the effective time of the Change in Control, become fully vested, free of all transfer and lapse restrictions and free of all risks of forfeiture;

(iii) the outstanding shares of Restricted Stock the vesting or restrictions on which are then subject to and pending achievement of Performance Goals shall, immediately before the effective time of the Change in Control and unless the Award Agreement provides for vesting or lapsing of restrictions in a greater amount upon the occurrence of a Change in Control, become vested, free of transfer and lapse restrictions and risks of forfeiture in such amounts as if the applicable Performance Goals for the unexpired Performance Period had been achieved at the target level set forth in the applicable Award Agreement;

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(iv) the outstanding Restricted Stock Units, Performance Shares and Performance Units the vesting, earning or settlement of which is then solely time-based and not subject to or pending achievement of Performance Goals shall, immediately before the effective time of the Change in Control, become fully earned and vested and shall be settled in cash or shares of Common Stock (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code; and

(v) the outstanding Restricted Stock Units, Performance Shares and Performance Units the vesting, earning or settlement of which is then subject to and pending achievement of Performance Goals shall, immediately before the effective time of the Change in Control and unless the Award Agreement provides for vesting, earning or settlement in a greater amount upon the occurrence of a Change in Control, become vested and earned in such amounts as if the applicable Performance Goals for the unexpired Performance Period had been achieved at the target level set forth in the applicable Award Agreement and shall be settled in cash or shares of Common Stock (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code.

Implementation of the provisions of this Section 11(a) shall be conditioned upon consummation of the Change in Control.

(b) Continuation, Assumption or Substitution of Awards. The Administrator may specify, on or after the date of grant, in an award agreement or amendment thereto, the consequences of a Participant’s Termination of Service that occurs coincident with or following the occurrence of a Change in Control, if a Change in Control occurs under which provision is made in connection with the transaction for the continuation or assumption of outstanding Awards by, or for the issuance therefor of Substitute Awards of, the surviving or successor entity or a parent thereof.

(c) Other Permitted Actions. In the event that any transaction resulting in a Change in Control occurs, the Administrator may take any of the actions set forth in Section 10 with respect to any or all Awards granted under the Plan.

(d) Section 409A Savings Clause. Notwithstanding the foregoing, if any Award is considered to be a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, this Section 11 shall apply to such Award only to the extent that its application would not result in the imposition of any tax or interest or the inclusion of any amount in income under Section 409A of the Code.

12. Substitution of Awards in Mergers and Acquisitions.

Awards may be granted under the Plan from time to time in substitution for assumed awards held by employees, officers, or directors of entities who become employees, officers, or directors of Corvex or a Subsidiary as the result of a merger or consolidation of the entity for which they perform services with Corvex or a Subsidiary, or the acquisition by Corvex of the assets or stock of the such entity. The terms and conditions of any Awards so granted may vary from the terms and conditions set forth herein to the extent that the Administrator deems appropriate at the time of grant to conform the Awards to the provisions of the assumed awards for which they are substituted and to preserve their intrinsic value as of the date of the merger, consolidation or acquisition transaction. To the extent permitted by applicable law and marketplace or listing rules of the primary securities market or exchange on which the Common Stock is listed or admitted for trading, any available shares under a stockholder-approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards granted pursuant to this Section 12 and, upon such grant, shall not reduce the Share Pool.

13. Compliance with Securities Laws; Listing and Registration.

(a) The obligation of Corvex to sell or deliver Common Stock with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal, state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. If at any time the Administrator determines that the delivery of Common Stock under the Plan is or may be unlawful under the laws of any applicable jurisdiction, or Federal, state or foreign (non-United States) securities laws, the right to exercise an Award or receive shares of Common Stock pursuant to an Award shall be suspended until the Administrator determines that such delivery is lawful. If at any time the Administrator determines that the delivery of Common Stock under the Plan would or may violate the rules of any exchange on

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which Corvex’s securities are then listed for trade, the right to exercise an Award or receive shares of Common Stock pursuant to an Award shall be suspended until the Administrator determines that such delivery would not violate such rules. If the Administrator determines that the exercise or nonforfeitability of, or delivery of benefits pursuant to, any Award would violate any applicable provision of securities laws or the listing requirements of any stock exchange upon which any of Corvex’s equity securities are listed, then the Administrator may postpone any such exercise, nonforfeitability or delivery, as applicable, but Corvex shall use all reasonable efforts to cause such exercise, nonforfeitability or delivery to comply with all such provisions at the earliest practicable date.

(b) Each Award is subject to the requirement that, if at any time the Administrator determines, in its absolute discretion, that the listing, registration or qualification of Common Stock issuable pursuant to the Plan is required by any securities exchange or under any state, federal or foreign (non-United States) law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Common Stock, no such Award shall be granted or payment made or Common Stock issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.

(c) In the event that the disposition of Common Stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and is not otherwise exempt from such registration, such Common Stock shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Administrator may require a person receiving Common Stock pursuant to the Plan, as a condition precedent to receipt of such Common Stock, to represent to Corvex in writing that the Common Stock acquired by such person is acquired for investment only and not with a view to distribution and that such person will not dispose of the Common Stock so acquired in violation of Federal, state or foreign securities laws and furnish such information as may, in the opinion of counsel for the Company, be appropriate to permit the Company to issue the Common Stock in compliance with applicable Federal, state or foreign securities laws.

14. Section 409A Compliance.

It is the intention of Corvex that any Award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code shall comply in all respects with the requirements of Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income pursuant to Section 409A of the Code, and the terms of each such Award shall be construed, administered and deemed amended, if applicable, in a manner consistent with this intention. Notwithstanding the foregoing, neither Corvex nor any of its Affiliates nor any of its or their directors, officers, employees, agents or other service providers will be liable for any taxes, penalties or interest imposed on any Participant or other person with respect to any amounts paid or payable (whether in cash, shares of Common Stock or other property) under any Award, including any taxes, penalties or interest imposed under or as a result of Section 409A of the Code. Any payments described in an Award that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. For purposes of any Award, each amount to be paid or benefit to be provided to a Participant that constitutes deferred compensation subject to Section 409A of the Code shall be construed as a separate identified payment for purposes of Section 409A of the Code. For purposes of Section 409A of the Code, the payment of Dividend Equivalents under any Award shall be construed as earnings and the time and form of payment of such Dividend Equivalents shall be treated separately from the time and form of payment of the underlying Award. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, any payments (whether in cash, shares of Common Stock or other property) to be made with respect to the Award that become payable on account of the Participant’s separation from service, within the meaning of Section 409A of the Code, while the Participant is a “specified employee” (as determined in accordance with the uniform policy adopted by the Administrator with respect to all of the arrangements subject to Section 409A of the Code maintained by Corvex and its Affiliates) and which would otherwise be paid within six months after the Participant’s separation from service shall be accumulated (without interest) and paid on the first day of the seventh month following the Participant’s separation from service or, if earlier, within 15 days after the appointment of the personal representative or executor of the Participant’s estate following the Participant’s death. Notwithstanding anything

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in the Plan or an Award Agreement to the contrary, in no event shall the Administrator exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Code section 409A unless, and solely to the extent that, such accelerated payment or settlement is permissible under Treasury Regulation section 1.409A-3(j)(4).

15. Plan Duration; Amendment and Discontinuance.

(a) Plan Duration. The Plan shall remain in effect, subject to the right of the Board or the Compensation Committee to amend or terminate the Plan at any time, until the earlier of (a) the earliest date as of which all Awards granted under the Plan have been satisfied in full or terminated and no shares of Common Stock approved for issuance under the Plan remain available to be granted under new Awards or (b) ________, 2036. No Awards shall be granted under the Plan after such termination date. Subject to other applicable provisions of the Plan, all Awards made under the Plan on or before ________, 2036 or such earlier termination of the Plan, shall remain in effect until such Awards have been satisfied or terminated in accordance with the Plan and the terms of such Awards.

(b) Amendment and Discontinuance of the Plan. The Board or the Compensation Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a Participant with respect to a previously granted Award without such Participant’s consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which the Common Stock is listed or admitted for trading or to prevent adverse tax or accounting consequences to Corvex or the Participant. Notwithstanding the foregoing, no such amendment shall be made without the approval of Corvex’s stockholders to the extent such amendment would (A) materially increase the benefits accruing to Participants under the Plan, (B) materially increase the number of shares of Common Stock which may be issued under the Plan or to a Participant, (C) materially expand the eligibility for participation in the Plan, (D) eliminate or modify the prohibition set forth in Section 7(e) on repricing of stock options and stock appreciation rights, (E) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and stock appreciation rights, or (F) modify the prohibition on the issuance of reload or replenishment options. Except as otherwise determined by the Board or Compensation Committee, termination of the Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

(c) Amendment of Awards. Subject to Section 7(e), the Administrator may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any Participant with respect to an Award without the Participant’s consent, except such an amendment made to cause the Plan or Award to comply with applicable law, applicable rule of any securities exchange on which the Common Stock is listed or admitted for trading, or to prevent adverse tax or accounting consequences for the Participant or the Company or any of its Affiliates. For purposes of the foregoing sentence, an amendment to an Award that results in a change in the tax consequences of the Award to the Participant shall not be considered to be a material impairment of the rights of the Participant and shall not require the Participant’s consent.

16. General Provisions.

(a) Non-Guarantee of Employment or Service. Nothing in the Plan or in any Award Agreement thereunder shall confer any right on an individual to continue in the service of Corvex or any Affiliate or shall interfere in any way with the right of Corvex or any Affiliate to terminate such service at any time with or without cause or notice and whether or not such termination results in (i) the failure of any Award to vest or become payable; (ii) the forfeiture of any unvested or vested portion of any Award; and/or (iii) any other adverse effect on the individual’s interests under any Award or the Plan. No person, even though deemed an Eligible Individual, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. To the extent that an Eligible Individual who is an employee of a Subsidiary receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that Corvex is the Participant’s employer or that the Participant has an employment relationship with Corvex.

Annex D-13

(b) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between Corvex and a Participant or any other person. To the extent that any Participant or other person acquires a right to receive payments from Corvex pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of Corvex.

(c) Status of Awards. Awards shall be special incentive payments to the Participant and shall not be taken into account in computing the amount of salary or compensation of the Participant for purposes of determining any pension, retirement, death, severance or other benefit under (a) any pension, retirement, profit-sharing, bonus, insurance, severance or other employee benefit plan of Corvex or any Affiliate now or hereafter in effect under which the availability or amount of benefits is related to the level of compensation or (b) any agreement between (i) Corvex or any Affiliate and (ii) the Participant, except as such plan or agreement shall otherwise expressly provide.

(d) Subsidiary Employees. In the case of a grant of an Award to an Eligible Individual who provides services to any Subsidiary, Corvex may, if the Administrator so directs, issue or transfer the shares of Common Stock, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Administrator may specify, upon the condition or understanding that the Subsidiary will transfer the shares of Common Stock to the Eligible Individual in accordance with the terms of the Award specified by the Administrator pursuant to the provisions of the Plan. All shares of Common Stock underlying Awards that are forfeited or canceled after such issue or transfer of shares to the Subsidiary shall revert to Corvex.

(e) Governing Law and Interpretation. The validity, construction and effect of the Plan, of Award Agreements entered into pursuant to the Plan, and of any rules, regulations, determinations or decisions made by the Administrator relating to the Plan or such Award Agreements, and the rights of any and all persons having or claiming to have any interest therein or thereunder, shall be determined exclusively in accordance with applicable United States federal laws and the laws of the State of Delaware, without regard to its conflict of laws principles. The captions of the Plan are not part of the provisions hereof and shall have no force or effect. Except where the context otherwise requires: (i) the singular includes the plural and vice versa; (ii) a reference to one gender includes other genders; (iii) a reference to a person includes a natural person, partnership, corporation, association, governmental or local authority or agency or other entity; and (iv) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(f) Use of English Language. The Plan, each Award Agreement, and all other documents, notices and legal proceedings entered into, given or instituted pursuant to an Award shall be written in English, unless otherwise determined by the Administrator. If a Participant receives an Award Agreement, a copy of the Plan or any other documents related to an Award translated into a language other than English, and if the meaning of the translated version is different from the English version, the English version shall control.

(g) Recovery of Amounts Paid. Except as otherwise provided by the Administrator, Awards granted under the Plan shall be subject to any and all policies, guidelines, codes of conduct, or other agreement or arrangement adopted by the Board or Compensation Committee with respect to the recoupment, recovery or clawback of compensation (collectively, the “Recoupment Policy”) and/or to any provisions set forth in the applicable Award Agreement under which Corvex may recover from current and former Participants any amounts paid or shares of Common Stock issued under an Award and any proceeds therefrom under such circumstances as the Administrator determines appropriate. The Administrator may apply the Recoupment Policy to Awards granted before the policy is adopted to the extent required by applicable law or rule of any securities exchange or market on which shares of Common Stock are listed or admitted for trading, as determined by the Administrator in its sole discretion.

17. Glossary.

Under this Plan, except where the context otherwise indicates, the following definitions apply:

“Administrator” means the Compensation Committee, or such other committee(s) of director(s) duly appointed by the Board or the Compensation Committee to administer the Plan or delegated limited authority to perform administrative actions under the Plan, and having such powers as shall be specified by the Board or the Compensation Committee; provided, however, that at any time the Board may serve as the Administrator in lieu of or in addition to the Compensation Committee or such other committee(s) of director(s) to whom administrative authority has been delegated. With respect to any Award to which Section 16 of the Exchange Act applies, the

Annex D-14

Administrator shall consist of either the Board or a committee of the Board, which committee shall consist of three or more directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a “non-employee director” as defined in Rule 16b-3 of the Exchange Act and an “independent director” to the extent required by the rules of the national securities exchange that is the principal trading market for the Common Stock, provided that, with respect to Awards made to a member of the Board who is not an employee of the Company, Administrator means the Board. Any member of the Administrator who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Administrator to the extent required to comply with Rule 16b-3 of the Exchange Act.

“Affiliate” means any entity, whether now or hereafter existing, which controls, is controlled by, or is under common control with, Corvex or any successor to Corvex. For this purpose, “control” (including the correlative meanings of the terms “controlled by” and “under common control with”) shall mean ownership, directly or indirectly, of 50% or more of the total combined voting power of all classes of voting securities issued by such entity, or the possession, directly or indirectly, of the power to direct the management and policies of such entity, by contract or otherwise.

“Award” means any stock option, stock appreciation right, stock award, stock unit, Performance Share, Performance Unit, and/or Other Stock-Based Award.

“Award Agreement” means the written document(s), including an electronic writing acceptable to the Administrator, and any notice, addendum or supplement thereto, memorializing the terms and conditions of an Award granted pursuant to the Plan and which shall incorporate the terms of the Plan.

“Board” means the Board of Directors of Corvex.

“Cause” means, with respect to a Participant, except as otherwise provided in the relevant Award Agreement or other written agreement between a Participant and the Company or any of its Subsidiaries applicable to the Award, any of the following: (i) the Participant’s plea of guilty or nolo contendere to, or conviction of, (A) a felony (or its equivalent in a non-United States jurisdiction) or (B) other conduct of a criminal nature that has or is likely to have a material adverse effect on the reputation or standing in the community of Corvex, any of its Affiliates or a successor to Corvex or an Affiliate, as determined by the Administrator in its sole discretion, or that legally prohibits the Participant from working for Corvex, any of its Subsidiaries or a successor to Corvex or a Subsidiary; (ii) a breach by the Participant of a regulatory rule that adversely affects the Participant’s ability to perform the Participant’s employment duties to Corvex, any of its Subsidiaries or a successor to Corvex or a Subsidiary, in any material respect; or (iii) the Participant’s failure, in any material respect, to (A) perform the Participant’s employment duties, (B) comply with the applicable policies of Corvex, or of its Subsidiaries, or a successor to Corvex or a Subsidiary, or (C) comply with covenants contained in any contract or Award Agreement to which the Participant is a party; provided, however, that the Participant shall be provided a written notice describing in reasonable detail the facts which are considered to give rise to a breach described in this clause and the Participant shall have 30 days following receipt of such written notice (the “Cure Period”) during which the Participant may remedy the condition and, if so remedied, no Cause for Termination of Service shall exist.

“Change in Control” means the first of the following to occur: (i) a Change in Ownership of Corvex, (ii) a Change in Effective Control of Corvex, or (iii) a Change in the Ownership of Assets of Corvex, as described herein and construed in accordance with Code section 409A.

(i) A “Change in Ownership of Corvex” shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire, ownership of the capital stock of Corvex that, together with the stock held by such Person or Group, constitutes more than 50% of the total fair market value or total voting power of the capital stock of Corvex. However, if any one Person is, or Persons Acting as a Group are, considered to own more than 50%, on a fully diluted basis, of the total fair market value or total voting power of the capital stock of Corvex, the acquisition of additional stock by the same Person or Persons Acting as a Group is not considered to cause a Change in Ownership of Corvex or to cause a Change in Effective Control of Corvex (as described below). An increase in the percentage of capital stock owned by any one Person, or Persons Acting as a Group, as a result of a transaction in which Corvex acquires its stock in exchange for property will be treated as an acquisition of stock.
Annex D-15

(ii) A “Change in Effective Control of Corvex” shall occur on the date either (A) a majority of members of Corvex’s Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of Corvex’s Board before the date of the appointment or election, or (B) any one Person, or Persons Acting as a Group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) ownership of stock of Corvex possessing 50% or more of the total voting power of the stock of Corvex.

(iii) A “Change in the Ownership of Assets of Corvex” shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire (or has or have acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons), assets from Corvex that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of Corvex immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of Corvex, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

The following rules of construction apply in interpreting the definition of Change in Control:

(A) A “Person” means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than employee benefit plans sponsored or maintained by Corvex and by entities controlled by Corvex or an underwriter, initial purchaser or placement agent temporarily holding the capital stock of Corvex pursuant to a registered public offering.

(B) Persons will be considered to be Persons Acting as a Group (or Group) if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the corporation. If a Person owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be acting as a Group with other shareholders only with respect to the ownership in that corporation before the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. Persons will not be considered to be acting as a Group solely because they purchase assets of the same corporation at the same time or purchase or own stock of the same corporation at the same time, or as a result of the same public offering.

(C) A Change in Control shall not include a transfer to a related person as described in Code section 409A or a public offering of capital stock of Corvex.

(D) For purposes of the definition of Change in Control, Section 318(a) of the Code applies to determine stock ownership. Stock underlying a vested option is considered owned by the individual who holds the vested option (and the stock underlying an unvested option is not considered owned by the individual who holds the unvested option). For purposes of the preceding sentence, however, if a vested option is exercisable for stock that is not substantially vested (as defined by Treasury Regulation §1.83-3(b) and (j)), the stock underlying the option is not treated as owned by the individual who holds the option.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor section, regulations and guidance.

“Common Stock” means shares of common stock of CORVEX, INC., par value $0.0001 per share, and any capital securities into which they are converted.

“Company” means CORVEX, INC. and its Subsidiaries, except where the context otherwise requires. For purposes of determining whether a Change in Control has occurred, Company shall mean only CORVEX, INC.

“Compensation Committee” means the Compensation Committee of the Board.

“Director Limits” shall have the meaning ascribed to it in Section 5(e) of the Plan.

“Dividend Equivalent” means a right, granted to a Participant, to receive cash, Common Stock, stock Units or other property equal in value to dividends paid with respect to a specified number of shares of Common Stock.

“Effective Date” means the date the Plan is adopted by the Board.

Annex D-16

“Eligible Individuals” means (i) officers and employees of, and other individuals, including non-employee directors, consultants and independent contractors, who are natural persons providing bona fide services to or for, Corvex or any of its Subsidiaries, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for Corvex’s securities, and (ii) prospective officers, employees and service providers who have accepted offers of employment or other service relationship from Corvex or a Subsidiary.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto. Reference to any specific section of the Exchange Act shall be deemed to include such regulations and guidance issued thereunder, as well as any successor section, regulations and guidance.

“Fair Market Value” means, on a per share basis as of any date, unless otherwise determined by the Administrator:

(i) if the principal market for the Common Stock (as determined by the Administrator if the Common Stock is listed or admitted to trading on more than one exchange or market) is a national securities exchange or an established securities market, unless otherwise determined by the Administrator, the official closing price per share of Common Stock for the regular market session on that date on the principal exchange or market on which the Common Stock is then listed or admitted to trading or, if no sale is reported for that date, on the last preceding day on which a sale was reported, all as reported by such source as the Administrator may select;

(ii) if the principal market for the Common Stock is not a national securities exchange or an established securities market, but the Common Stock is quoted by a national quotation system, the average of the highest bid and lowest asked prices for the Common Stock on that date as reported on a national quotation system or, if no prices are reported for that date, on the last preceding day on which prices were reported, all as reported by such source as the Administrator may select; or

(iii) if the Common Stock is neither listed or admitted to trading on a national securities exchange or an established securities market, nor quoted by a national quotation system, the value determined by the Administrator in good faith by the reasonable application of a reasonable valuation method, which method may, but need not, include taking into account an appraisal of the fair market value of the Common Stock conducted by a nationally recognized appraisal firm selected by the Administrator.

Notwithstanding the preceding, for foreign, federal, state and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

“Full Value Award” means an Award that results in Corvex transferring the full value of a share of Common Stock under the Award, whether or not an actual share of stock is issued. Full Value Awards shall include, but are not limited to, stock awards, stock units, Performance Shares, Performance Units that are payable in Common Stock, and Other Stock-Based Awards for which Corvex transfers the full value of a share of Common Stock under the Award, but shall not include Dividend Equivalents.

“Incentive Stock Option” means any stock option that is designated, in the applicable Award Agreement or the resolutions of the Administrator under which the stock option is granted, as an “incentive stock option” within the meaning of Section 422 of the Code and otherwise meets the requirements to be an “incentive stock option” set forth in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not an employee of Corvex or any of its Affiliates.

“Nonqualified Option” means any stock option that is not an Incentive Stock Option.

“Other Stock-Based Award” means an Award of Common Stock or any other Award that is valued in whole or in part by reference to, or is otherwise based upon, shares of Common Stock, including without limitation Dividend Equivalents and convertible debentures.

Annex D-17

“Participant” means an Eligible Individual to whom one or more Awards are or have been granted pursuant to the Plan and have not been fully settled or cancelled and, following the death of any such person, his successors, heirs, executors and administrators, as the case may be.

“Performance Award” means a Full Value Award, the grant, vesting, lapse of restrictions or settlement of which is conditioned upon the achievement of performance objectives over a specified Performance Period and includes, without limitation, Performance Shares and Performance Units.

“Performance Goals” means the performance goals established by the Administrator in connection with the grant of Awards based on Performance Metrics or other performance criteria selected by the Administrator.

“Performance Period” means that period established by the Administrator during which any Performance Goals specified by the Administrator with respect to such Award are to be measured.

“Performance Metrics” means criteria established by the Administrator relating to any of the following or any other performance-based criteria, as it may apply to an individual, one or more business units, divisions, or Affiliates, or on a company-wide basis, and in absolute terms, relative to a base period, or relative to the performance of one or more comparable companies, peer groups, or an index covering multiple companies:

(i) Earnings or Profitability Metrics: any derivative of revenue; earnings/loss (gross, operating, net, or adjusted); earnings/loss before interest and taxes (“EBIT”); earnings/loss before interest, taxes, depreciation and amortization (“EBITDA”); profit margins; operating margins; expense levels or ratios; provided that any of the foregoing metrics may be adjusted to eliminate the effect of any one or more of the following: interest expense, asset impairments or investment losses, early extinguishment of debt or stock-based compensation expense;

(ii) Return Metrics: any derivative of return on investment, assets, equity or capital (total or invested);

(iii) Investment Metrics: relative risk-adjusted investment performance; investment performance of assets under management;

(iv) Cash Flow Metrics: any derivative of operating cash flow; cash flow sufficient to achieve financial ratios or a specified cash balance; free cash flow; cash flow return on capital; net cash provided by operating activities; cash flow per share; working capital;

(v) Liquidity Metrics: any derivative of debt leverage (including debt to capital, net debt-to-capital, debt-to-EBITDA or other liquidity ratios); and/or

(vi) Stock Price and Equity Metrics: any derivative of return on stockholders’ equity; total stockholder return; stock price; stock price appreciation; market capitalization; earnings/loss per share (basic or diluted) (before or after taxes).

“Performance Shares” means a grant of stock or stock Units the issuance, vesting or payment of which is contingent on performance as measured against predetermined objectives over a specified Performance Period.

“Performance Units” means a grant of dollar-denominated Units the value, vesting or payment of which is contingent on performance against predetermined objectives over a specified Performance Period.

“Plan” means this CORVEX, INC. 2026 Equity Incentive Plan, as set forth herein and as it may be amended from time to time.

“Restricted Stock” means an Award of shares of Common Stock to a Participant that may be subject to certain transferability and other restrictions and to a risk of forfeiture (including by reason of not satisfying certain Performance Goals).

“Restricted Stock Unit” means a right granted to a Participant to receive shares of Common Stock or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of certain requirements (including the satisfaction of certain Performance Goals).

Annex D-18

“Restriction Period” means, with respect to Full Value Awards, the period commencing on the date of grant of such Award to which vesting or transferability and other restrictions and a risk of forfeiture apply and ending upon the expiration of the applicable vesting conditions, transferability and other restrictions and lapse of risk of forfeiture and/or the achievement of the applicable Performance Goals (it being understood that the Administrator may provide that vesting shall occur and/or restrictions shall lapse with respect to portions of the applicable Award during the Restriction Period.

“Subsidiary” means any corporation or other entity in an unbroken chain of corporations or other entities beginning with Corvex if each of the corporations or other entities, or group of commonly controlled corporations or other entities, other than the last corporation or other entity in the unbroken chain then owns stock or other equity interests possessing 50% or more of the total combined voting power of all classes of stock or other equity interests in one of the other corporations or other entities in such chain or otherwise has the power to direct the management and policies of the entity by contract or by means of appointing a majority of the members of the board or other body that controls the affairs of the entity; provided, however, that solely for purposes of determining whether a Participant has a Termination of Service that is a “separation from service” within the meaning of Section 409A of the Code or whether an Eligible Individual is eligible to be granted an Award that in the hands of such Eligible Individual would constitute a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code , a “Subsidiary” of a corporation or other entity means all other entities with which such corporation or other entity would be considered a single employer under Sections 414(b) or 414(c) of the Code.

“Tax Withholding Obligation” means any federal, state, local or foreign (non-United States) income, employment or other tax or social insurance contribution required by applicable law to be withheld in respect of Awards.

“Termination of Service” means the termination of the Participant’s employment, or performance of services for, Corvex and its Subsidiaries. A change in the capacity in which the Participant renders service to Corvex and its Affiliates, or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with Corvex and its Subsidiaries, will not be a Termination of Service; provided, however, that if the entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Administrator, in its sole discretion, such Participant will be considered to have a Termination of Service on the date such entity ceases to qualify as an Affiliate. For example, a change in status from an employee of the Company to a consultant of an Affiliate or to a director will not constitute a Termination of Service. Temporary absences from employment because of illness, vacation or leave of absence and transfers among Corvex and its Subsidiaries shall not be considered Terminations of Service. With respect to any Award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, “Termination of Service” shall mean a “separation from service” as defined under Section 409A of the Code to the extent required by Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income pursuant to Section 409A of the Code. A Participant has a separation from service within the meaning of Section 409A of the Code if the Participant terminates employment with Corvex and all Subsidiaries for any reason. A Participant will generally be treated as having terminated service with Corvex and all Subsidiaries for purposes of Section 409A of the Code as of a certain date if the Participant and the entity that employs the Participant reasonably anticipate that the Participant will perform no further services for Corvex or any Subsidiary after such date or that the level of bona fide services that the Participant will perform after such date (whether as an employee or an independent contractor) will permanently decrease to no more than 20 percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services if the Participant has been providing services for fewer than 36 months); provided, however, that the employment relationship is treated as continuing while the Participant is on military leave, sick leave or other bona fide leave of absence if the period of leave does not exceed six months or, if longer, so long as the Participant retains the right to reemployment with Corvex or any Subsidiary. The Administrator shall have the exclusive discretion to determine when a Participant is no longer actively providing services for purposes of any Award (including whether a Participant may still be considered to be providing services while on a leave of absence).

Annex D-19

“Total and Permanent Disability” means, with respect to a Participant, except as otherwise provided in the relevant Award Agreement, that a Participant is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to last until the Participant’s death or result in death, or (ii) determined to be totally disabled by the Social Security Administration or other governmental or quasi-governmental body that administers a comparable social insurance program outside of the United States in which the Participant participates and which conditions the right to receive benefits under such program on the Participant being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to last until the Participant’s death or result in death. The Administrator shall have sole authority to determine whether a Participant has suffered a Total and Permanent Disability and may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant’s condition.

“Unit” means a bookkeeping entry used by Corvex to record and account for the grant of the following types of Awards until such time as the Award is paid, cancelled, forfeited or terminated, as the case may be: stock units, Restricted Stock Units, Performance Units, and Performance Shares that are expressed in terms of units of Common Stock.

{end of document}

Annex D-20

ANNEX E

CORVEX, INC.

2026 EMPLOYEE STOCK PURCHASE PLAN

Annex E Page
1.	Establishment, Purpose and Term of Plan		E-1
	1.1	Establishment	E-1
	1.2	Purpose	E-1
	1.3	Term of Plan	E-1
2.	Definitions and Construction		E-1
	2.1	Definitions	E-1
	2.2	Construction	E-4
3.	Administration		E-4
	3.1	Administration by the Committee	E-4
	3.2	Authority of Officers	E-4
	3.3	Power to Adopt Sub-Plans or Varying Terms with Respect to Non-U.S. Employees	E-4
	3.4	Power to Establish Separate Offerings with Varying Terms	E-5
	3.5	Policies and Procedures Established by the Company	E-5
	3.6	Indemnification	E-5
4.	Shares Subject to Plan		E-5
	4.1	Maximum Number of Shares Issuable	E-5
	4.2	Annual Increase in Maximum Number of Shares Issuable	E-6
	4.3	Adjustments for Changes in Capital Structure	E-6
5.	Eligibility		E-6
	5.1	Employees Eligible to Participate	E-6
	5.2	Exclusion of Certain Stockholders	E-7
	5.3	Determination by Company	E-7
6.	Offerings		E-7
	6.1	Terms	E-7
	6.2	Offering Periods	E-7
	6.3	Non-United States Offerings	E-7
7.	Participation in the Plan		E-7
	7.1	Initial Participation	E-7
	7.2	Continued Participation	E-8
8.	Right to Purchase Shares		E-8
	8.1	Grant of Purchase Right	E-8
	8.2	Calendar Year Purchase Limitation	E-8
	8.3	Purchase Date and Offering Share Limits	E-8
9.	Purchase Price		E-8
10.	Accumulation of Purchase Price through Payroll Deduction		E-9
	10.1	Amount of Payroll Deductions	E-9
	10.2	Commencement of Payroll Deductions	E-9
	10.3	Election to Decrease or Stop Payroll Deductions	E-9
	10.4	Election to Increase Payroll Deductions for Subsequent Offering	E-9
	10.5	Administrative Suspension of Payroll Deductions	E-9
	10.6	Participant Accounts	E-9
	10.7	No Interest Paid	E-10
11.	Purchase of Shares		E-10
	11.1	Exercise of Purchase Right	E-10
	11.2	Pro Rata Allocation of Shares	E-10
	11.3	Delivery of Title to Shares	E-10
	11.4	Return of Plan Account Balance	E-11

Annex ii

Annex E Page
	11.5	Tax Withholding	E-11
	11.6	Expiration of Purchase Right	E-11
	11.7	Provision of Reports and Stockholder Information to Participants	E-11
12.	Withdrawal from Plan		E-11
	12.1	Voluntary Withdrawal from the Plan	E-11
	12.2	Return of Plan Account Balance	E-11
13.	Termination of Employment or Eligibility		E-11
14.	Effect of Change in Control on Purchase Rights		E-12
15.	Nontransferability of Purchase Rights		E-12
16.	Compliance with Applicable Law		E-12
17.	Rights as a Stockholder and Employee		E-12
18.	Notification of Disposition of Shares		E-13
19.	Legends		E-13
20.	Designation of Beneficiary		E-13
	20.1	Designation Procedure	E-13
	20.2	Absence of Beneficiary Designation	E-13
21.	Notices		E-13
22.	Effective Date of Plan		E-13
23.	Amendment or Termination of the Plan		E-13
24.	No Representations with Respect to Tax Qualification		E-14
25.	Choice of Law		E-14

Annex iii

CORVEX, INC.

2026 Employee Stock Purchase Plan

1.           Establishment, Purpose and Term of Plan.

1.1         Establishment. The Corvex, Inc. 2026 Employee Stock Purchase Plan is hereby established effective as of [____] (the “Effective Date”).

1.2         Purpose. The purpose of the Plan is to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward Eligible Employees of the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan provides Eligible Employees with an opportunity to acquire a proprietary interest in the Company through the purchase of Stock. The Plan is comprised of the Section 423 Plan and the Non-423 Plan. The Company intends that the Section 423 Plan qualify as an “employee stock purchase plan” under Section 423 of the Code (including any amendments or replacements of such section), and the Section 423 Plan shall be so construed. In addition, the Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise provided in the Plan or determined by the Committee, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

1.3         Term of Plan. The Plan shall continue in effect until its termination by the Committee.

2.           Definitions and Construction.

2.1         Definitions. Any term not expressly defined in the Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. Whenever used herein, the following terms shall have their respective meanings set forth below:

(a)         “Board” means the Board of Directors of the Company.

(b)         “Change in Control” means the occurrence of any one or a combination of the following:

(i)          any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company’s then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or

(ii)         an Ownership Change Event or series of related Ownership Change Events (collectively, a “Transaction”) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(r)(iii), the entity to which the assets of the Company were transferred (the “Transferee”), as the case may be; or

(iii)        a date specified by the Committee following approval by the stockholders of a plan of complete liquidation or dissolution of the Company; provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section 2.1(b) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.

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For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Committee shall determine whether multiple events described in subsections (i), (ii) and (iii) of this Section 2.1(b) are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.

(c)         “Code” means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(d)         “Committee” means the Compensation Committee and such other committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as shall be specified by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(e)         “Company” means Corvex, Inc., a Delaware corporation, or any successor corporation thereto.

(f)          “Compensation” means, with respect to any Offering Period, regular base wages or salary, overtime payments, shift premiums and payments for paid time off, calculated before deduction of (i) any income or employment tax withholdings or (ii) any amounts deferred pursuant to Section 401(k) or Section 125 of the Code. Compensation shall be limited to such amounts actually payable in cash or deferred during the Offering Period. Compensation shall not include (i) sign-on bonuses, annual or other incentive bonuses, commissions, profit-sharing distributions or other incentive-type payments, (ii) any contributions made by a Participating Company on the Participant’s behalf to any employee benefit or welfare plan now or hereafter established (other than amounts deferred pursuant to Section 401(k) or Section 125 of the Code), (iii) payments in lieu of notice, payments pursuant to a severance agreement, termination pay, moving allowances, relocation payments, or (iv) any amounts directly or indirectly paid pursuant to the Plan or any other stock purchase, stock option or other stock-based compensation plan, or any other compensation not expressly included by this Section.

(g)         “Eligible Employee” means an Employee who meets the requirements set forth in Section 5 for eligibility to participate in the Plan.

(h)         “Employee” means a person treated as an employee of a Participating Company, and, with respect to the Section 423 Plan, a person who is an employee for purposes of Section 423 of the Code. A Participant shall be deemed to have ceased to be an Employee either upon an actual termination of employment or upon the corporation employing the Participant ceasing to be a Participating Company. For purposes of the Section 423 Plan, an individual shall not be deemed to have ceased to be an Employee while on any military leave, sick leave, or other bona fide leave of absence approved by the Company of ninety (90) days or less. For purposes of the Section 423 Plan, if an individual’s leave of absence exceeds ninety (90) days, the individual shall be deemed to have ceased to be an Employee on the ninety-first (91st) day of such leave unless the individual’s right to reemployment with the Participating Company Group is guaranteed either by statute or by contract. The foregoing rules regarding leaves of absence shall apply equally for purposes of the Non-423 Plan, except as otherwise required by applicable Local Law.

(i)          “Fair Market Value” means, as of any date:

(i)          If, on such date, the Stock is listed or quoted on a national or regional securities exchange or quotation system, the closing price of a share of Stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Stock, as reported in The Wall Street Journal or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or quotation system, the date on which the Fair Market Value is established shall be the last day on which the Stock was so traded or quoted prior to the relevant date, or such other appropriate day as determined by the Committee, in its discretion.

(ii)         If, on the relevant date, the Stock is not then listed on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be as determined in good faith by the Committee.

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(j)          “Incumbent Director” means a director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of directors of the Company).

(k)         “Local Law” means the applicable laws of the non-United States jurisdiction governing the participation in the Plan of an Eligible Employee.

(l)          “Non-423 Plan” means that component of the Plan which is not intended to be an “employee stock purchase plan” under Section 423 of the Code.

(m)        “Non-United States Offering” means either a separate Offering under the Section 423 Plan or an Offering under the Non-423 Plan covering, in either case, Eligible Employees of one or more Participating Companies whose Eligible Employees are subject to a prohibition under Local Law on payroll deductions, as described in Section 11.1(b).

(n)         “Offering” means an offering of Stock pursuant to the Plan, as provided in Section 6.

(o)         “Offering Date” means, for any Offering Period, the first day of such Offering Period.

(p)         “Offering Period” means a period, established by the Committee in accordance with Section 6.2, during which an Offering is outstanding.

(q)         “Officer” means any person designated by the Board as an officer of the Company.

(r)          “Ownership Change Event” means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(s)          “Parent Corporation” means any present or future “parent corporation” of the Company, as defined in Section 424(e) of the Code.

(t)          “Participant” means an Eligible Employee who has become a participant in an Offering Period in accordance with Section 7 and remains a participant in accordance with the Plan.

(u)         “Participating Company” means the Company and any Parent Corporation or Subsidiary Corporation designated by the Committee as a corporation the Employees of which may, if Eligible Employees, participate in the Plan. The Committee shall have the discretion to determine from time to time which Parent Corporations or Subsidiary Corporations shall be Participating Companies. The Committee shall designate from time to time and set forth in Appendix A to this Plan those Participating Companies whose Eligible Employees may participate in the Section 423 Plan and those Participating Companies whose Eligible Employees may participate in the Non-423 Plan.

(v)         “Participating Company Group” means, at any point in time, the Company and all other corporations collectively which are then Participating Companies.

(w)        “Plan” means this 2026 Employee Stock Purchase Plan of the Company, as amended from time to time, comprised of the Section 423 Plan and the Non-423 Plan.

(x)         “Purchase Date” means, for any Offering Period, the last day of such Offering Period, or, if so determined by the Committee, the last day of each Purchase Period occurring within such Offering Period.

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(y)         “Purchase Period” means a period, established by the Committee in accordance with Section 6.2 and included within an Offering Period, and on the final date of which outstanding Purchase Rights are exercised.

(z)         “Purchase Price” means the price at which a share of Stock may be purchased under the Plan, as determined in accordance with Section 9.

(aa)        “Purchase Right” means an option granted to a Participant pursuant to the Plan to purchase such shares of Stock as provided in Section 8, which the Participant may or may not exercise during the Offering Period in which such option is outstanding. Such option arises from the right of a Participant to withdraw any payroll deductions or other funds accumulated on behalf of the Participant and not previously applied to the purchase of Stock under the Plan, and to terminate participation in the Plan at any time during an Offering Period.

(bb)       “Section 423 Plan” means that component of the Plan which is intended to be an “employee stock purchase plan” under Section 423 of the Code.

(cc)        “Securities Act” means the Securities Act of 1933, as amended.

(dd)       “Stock” means the Common Stock of the Company, as adjusted from time to time in accordance with Section 4.2.

(ee)        “Subscription Agreement” means a written or electronic agreement, in such form as is specified by the Company, stating an Employee’s election to participate in the Plan and authorizing payroll deductions under the Plan from the Employee’s Compensation or other method of payment authorized by the Committee pursuant to Section 10.

(ff)         “Subscription Date” means the last business day prior to the Offering Date of an Offering Period or such earlier date as the Company may establish.

(gg)       “Subsidiary Corporation” means any present or future “subsidiary corporation” of the Company, as defined in Section 424(f) of the Code.

2.2         Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

3.           Administration.

3.1         Administration by the Committee. The Plan shall be administered by the Committee. All questions of interpretation of the Plan, of any form of agreement or other document employed by the Company in the administration of the Plan, or of any Purchase Right shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or the Purchase Right, unless fraudulent or made in bad faith. Subject to the provisions of the Plan, the Committee shall determine all of the relevant terms and conditions of Purchase Rights; provided, however, that all Participants granted Purchase Rights pursuant to an Offering under the Section 423 Plan shall have the same rights and privileges within the meaning of Section 423(b)(5) of the Code. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or any agreement thereunder (other than determining questions of interpretation pursuant to the second sentence of this Section 3.1) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

3.2         Authority of Officers. Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election.

3.3         Power to Adopt Sub-Plans or Varying Terms with Respect to Non-U.S. Employees. The Committee shall have the power, in its discretion, to adopt one or more sub-plans of the Plan as the Committee deems necessary or desirable to comply with the laws or regulations, tax policy, accounting principles or custom

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of foreign jurisdictions applicable to employees of a subsidiary business entity of the Company, provided that any such sub-plan shall be within the scope of the Non-423 Plan. Any of the provisions of any such sub-plan may supersede the provisions of this Plan, other than Section 4. Except as superseded by the provisions of a sub-plan, the provisions of this Plan shall govern such sub-plan.

Alternatively, and in order to comply with the laws of a foreign jurisdiction, the Committee shall have the power, in its discretion, to grant Purchase Rights in an Offering under the Section 423 Plan to citizens or residents of a non-U.S. jurisdiction (without regard to whether they are also citizens of the United States or resident aliens) that provide terms which are less favorable than the terms of Purchase Rights granted under the same Offering to Employees resident in the United States.

3.4         Power to Establish Separate Offerings with Varying Terms. The Committee shall have the power, in its discretion, to establish separate, simultaneous or overlapping Offerings having different terms and conditions and to designate the Participating Company or Companies that may participate in a particular Offering, provided that each Offering under the Section 423 Plan shall individually comply with the terms of the Plan and the requirements of Section 423(b)(5) of the Code that all Participants granted Purchase Rights pursuant to such Offering shall have the same rights and privileges within the meaning of such section.

3.5         Policies and Procedures Established by the Company. Without regard to whether any Participant’s Purchase Right may be considered adversely affected, the Company may, from time to time, consistent with the Plan and with the requirements of Section 423 of the Code in the case of the Section 423 Plan, establish, change or terminate such rules, guidelines, policies, procedures, limitations, or adjustments as deemed advisable by the Company, in its discretion, for the proper administration of the Plan, including, without limitation, (a) a minimum payroll deduction amount required for participation in an Offering, (b) a limitation on the frequency or number of changes permitted in the rate of payroll deduction during an Offering, (c) an exchange ratio applicable to amounts withheld or paid in a currency other than United States dollars, (d) a payroll deduction greater than or less than the amount designated by a Participant in order to adjust for the Company’s delay or mistake in processing a Subscription Agreement or in otherwise effecting a Participant’s election under the Plan or as advisable to comply with the requirements of Section 423 of the Code, and (e) determination of the date and manner by which the Fair Market Value of a share of Stock is determined for purposes of administration of the Plan. All such actions by the Company with respect to the Section 423 Plan shall be taken consistent with the requirements under Section 423(b)(5) of the Code that all Participants granted Purchase Rights pursuant to an Offering shall have the same rights and privileges within the meaning of such section, except as otherwise permitted by Section 3.3 and the regulations under Section 423 of the Code.

3.6         Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, to the extent permitted by applicable law, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4.           Shares Subject to Plan.

4.1         Maximum Number of Shares Issuable. Subject to adjustment as provided in Sections 4.2 and 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan and the Section 423 Plan shall be 900,000. Shares issued under the Plan shall consist of authorized but unissued or reacquired shares of Stock, or any combination thereof. If an outstanding Purchase Right for any reason expires or is terminated or canceled, the shares of Stock allocable to the unexercised portion of that Purchase Right shall again be available for issuance under the Plan.

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4.2         Annual Increase in Maximum Number of Shares Issuable. Subject to adjustment as provided in Section 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan as set forth in Section 4.1 shall be cumulatively increased automatically on January 1, 2027 and on each subsequent January 1, through and including January 1, 2036, by a number of shares (the “Annual Increase”) equal to the smallest of (a) two percent (2%) of the number of shares of Stock issued and outstanding on the immediately preceding December 31, (b) 3,000,000 shares, or (c) an amount determined by the Board.

4.3         Adjustments for Changes in Capital Structure. Subject to any required action by the stockholders of the Company and the requirements of Section 424 of the Code to the extent applicable, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan, the Annual Increase, any limit on the number of shares which may be purchased by any Participant during an Offering Period or Purchase Period (as described in Section 8), the number of shares subject to each Purchase Right, and in the Purchase Price in order to prevent dilution or enlargement of Participants’ rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as “effected without receipt of consideration by the Company.” If a majority of the shares which are of the same class as the shares that are subject to outstanding Purchase Rights are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the “New Shares”), the Committee may unilaterally amend the outstanding Purchase Rights to provide that such Purchase Rights are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise price per share of, the outstanding Purchase Rights shall be adjusted in a fair and equitable manner as determined by the Committee, in its discretion. Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number, and in no event may the Purchase Price be decreased to an amount less than the par value, if any, of the stock subject to the Purchase Right. The adjustments determined by the Committee pursuant to this Section 4.3 shall be final, binding and conclusive.

5.           Eligibility.

5.1         Employees Eligible to Participate. Each Employee of a Participating Company is eligible to participate in the Plan and shall be deemed an Eligible Employee, except the following:

(a)         Any Employee who is customarily employed by the Participating Company Group for twenty (20) hours or less per week; or

(b)         Any Employee who is customarily employed by the Participating Company Group for not more than five (5) months in any calendar year.

An Eligible Employee shall be eligible to participate in the Section 423 Plan or the Non-423 Plan in accordance with the designation in Appendix A of the Employee’s employer as either a Section 423 Plan Participating Company or a Non-423 Plan Participating Company. Notwithstanding the foregoing, an Employee of a Participating Company designated in Appendix A as a Section 423 Plan Participating Company who is a citizen or resident of a non-United States jurisdiction (without regard to whether the Employee is also a citizen of the United States or a resident alien) may be excluded from participation in the Section 423 Plan or an Offering thereunder if either (i) the grant of a Purchase Right under the Section 423 Plan or Offering to a citizen or resident of the foreign jurisdiction is prohibited under the Local Law of such jurisdiction or (ii) compliance with the Local Law of such jurisdiction would cause the Section 423 Plan or Offering to violate the requirements of Section 423 of the Code. For purposes of participation in the Non-423 Plan, Eligible Employees shall include any other Employees of the applicable Non-423 Plan Participating Company to the extent that applicable Local Law requires participation in the Plan to be extended to such Employees, as determined by the Company.

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5.2         Exclusion of Certain Stockholders. Notwithstanding any provision of the Plan to the contrary, no Employee shall be treated as an Eligible Employee and granted a Purchase Right under the Section 423 Plan if, immediately after such grant, the Employee would own, or hold options to purchase, stock of the Company or of any Parent Corporation or Subsidiary Corporation possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of such corporation, as determined in accordance with Section 423(b)(3) of the Code. For purposes of this Section 5.2, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of such Employee.

5.3         Determination by Company. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee or an Eligible Employee and the effective date of such individual’s attainment or termination of such status, as the case may be. For purposes of an individual’s participation in or other rights, if any, under the Plan as of the time of the Company’s determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual’s status as an Employee.

6.           Offerings.

6.1         Terms. The Committee shall determine the terms of Offerings subject to the terms and conditions of the Plan which shall be set forth in the applicable Offering Document for the Offering.

6.2         Offering Periods. The Committee shall determine the length of Offering Periods and may establish additional or alternative concurrent, sequential or overlapping Offering Periods, a different duration for one or more Offering Periods or different commencing or ending dates for such Offering Periods; provided, however, that no Offering Period may have a duration exceeding twenty-seven (27) months. Each Offering Period may consist of one (1) or more Purchase Periods having such duration as the Committee shall specify, and the last day of each such Purchase Period shall be a Purchase Date. If the first or last day of an Offering Period or a Purchase Period is not a day on which the principal stock exchange or quotation system on which the Stock is then listed is open for trading, the Company shall specify the trading day that will be deemed the first or last day, as the case may be, of the Offering Period or Purchase Period.

6.3         Non-United States Offerings. The Committee shall communicate to the Employees eligible to participate in a Non-United States Offering (whether pursuant to the Section 423 Component or the Non-423 Component) those terms of the Non-United States Offering that differ from the terms otherwise applicable to the relevant Offering covering Eligible Employees employed by a Participating Company within the United States under the Section 423 Component a reasonable period of time prior to the Subscription Date for such Non-United States Offering.

7.           Participation in the Plan.

7.1         Initial Participation.

(a)         Generally. An Eligible Employee may become a Participant in an Offering Period by delivering a properly completed written or electronic Subscription Agreement to the Company office or representative designated by the Company (including a third-party administrator designated by the Company) by such time prior to the Subscription Date established by the Company for that Offering Period or such other date specified in the Offering Document. An Eligible Employee who does not deliver a properly completed Subscription Agreement in the manner permitted or required by such time prior to the Subscription Date established by the Company for an Offering Period shall not participate in the Plan for that Offering Period or for any subsequent Offering Period unless the Eligible Employee subsequently delivers a properly completed Subscription Agreement to the appropriate Company office or representative by such time before the Subscription Date established by the Company for such subsequent Offering Period.

(b)         New Hires. The Committee may provide as part of the terms of an Offering that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which

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occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i)          the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii)         the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii)        the Committee may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

7.2         Continued Participation.

(a)         Generally. A Participant shall automatically participate in the next Offering Period commencing immediately after the final Purchase Date of each Offering Period in which the Participant participates provided that the Participant remains an Eligible Employee on the Offering Date of the new Offering Period and has not either (i) withdrawn from the Plan pursuant to Section 12.1, or (ii) terminated employment or otherwise ceased to be an Eligible Employee as provided in Section 13. A Participant who may automatically participate in a subsequent Offering Period, as provided in this Section, is not required to deliver any additional Subscription Agreement for the subsequent Offering Period in order to continue participation in the Plan. However, a Participant may deliver a new Subscription Agreement for a subsequent Offering Period in accordance with the procedures set forth in Section 7.1(a) if the Participant desires to change any of the elections contained in the Participant’s then effective Subscription Agreement.

8.           Right to Purchase Shares.

8.1         Grant of Purchase Right. Except as provided below, on the Offering Date of each Offering Period, each Eligible Employee shall be granted automatically a Purchase Right consisting of an option to purchase up to the maximum number of shares of Stock permitted by the Plan and the applicable Offering at the Purchase Price specified in the Offering Document. No Purchase Right shall be granted on an Offering Date to any person who is not, on such Offering Date, an Eligible Employee.

8.2         Calendar Year Purchase Limitation. Notwithstanding any provision of the Plan to the contrary, no Participant (whether participating in the Section 423 Component or the Non-423 Component) shall be granted a Purchase Right which permits his or her right to purchase shares of Stock under the Plan to accrue at a rate which, when aggregated with such Participant’s rights to purchase shares under all other employee stock purchase plans of a Participating Company intended to meet the requirements of Section 423 of the Code, exceeds Twenty-Five Thousand Dollars ($25,000) in Fair Market Value (or such other limit, if any, as may be imposed by the Code) for each calendar year in which such Purchase Right is outstanding at any time. For purposes of the preceding sentence, the Fair Market Value of shares purchased during a given Offering Period shall be determined as of the Offering Date for such Offering Period. The limitation described in this Section shall be applied in conformance with Section 423(b)(8) of the Code or any successor thereto and the regulations thereunder.

8.3         Purchase Date and Offering Share Limits. In connection with each Offering made under the Plan, the Committee will specify a maximum number of shares that may be purchased by any Participant on any Purchase Date during such Offering, which limitation will be set forth in the Offering Document for such Offering. In connection with any Offering under the Plan the Committee may also elect to specify in the Offering Document for such Offering: (a) a maximum aggregate number of shares that may be purchased by all Participants pursuant to such Offering and/or (b) a maximum aggregate number of shares that may be purchased by all Participants on any Purchase Date under the Offering.

9.           Purchase Price.

The Purchase Price at which each share of Stock may be acquired in an Offering Period upon the exercise of all or any portion of a Purchase Right shall be established by the Committee; provided, however, that the Purchase Price on each Purchase Date shall not be less than eighty-five percent (85%) of the lesser of (a) the Fair

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Market Value of a share of Stock on the Offering Date of the Offering Period or (b) the Fair Market Value of a share of Stock on the Purchase Date. Subject to adjustment as provided by the Plan and unless otherwise provided by the Committee, the Purchase Price for each Offering Period shall be eighty-five percent (85%) of the lesser of (a) the Fair Market Value of a share of Stock on the Offering Date of the Offering Period or (b) the Fair Market Value of a share of Stock on the Purchase Date.

10.           Accumulation of Purchase Price through Payroll Deduction.

Except as otherwise provided by the Committee in connection with an Offering under the Non-423 Plan, shares of Stock acquired pursuant to the exercise of all or any portion of a Purchase Right may be paid for only by means of payroll deductions from the Participant’s Compensation accumulated during the Offering Period for which such Purchase Right was granted, subject to the following:

10.1       Amount of Payroll Deductions. Except as otherwise provided herein, the amount to be deducted under the Plan from a Participant’s Compensation on each pay day during an Offering Period shall be determined by the Participant’s Subscription Agreement. The Subscription Agreement shall set forth the percentage of the Participant’s Compensation to be deducted on each pay day during an Offering Period in whole percentages of not less than one percent (1%) (except as a result of an election pursuant to Section 10.3 to stop payroll deductions effective following the first pay day during an Offering) or more than fifteen percent (15%). The Committee may change the foregoing limits on payroll deductions effective as of any Offering Date.

10.2       Commencement of Payroll Deductions. Payroll deductions shall commence on the first pay day occurring on or following the Offering Date and shall continue to the end of the Offering Period unless sooner altered or terminated as provided herein.

10.3       Election to Decrease or Stop Payroll Deductions. During an Offering Period, a Participant may elect to decrease the rate of or to stop (but not to increase) deductions from his or her Compensation by delivering to the Company office or representative designated by the Company (including a third-party administrator designated by the Company) an amended Subscription Agreement authorizing such change on or before the “Change Notice Date.” The “Change Notice Date” shall be a day prior to the beginning of the first pay period for which such election is to be effective as established by the Company from time to time and announced to the Participants. Unless otherwise established by the Company, the Change Notice Date shall be seven (7) days prior to the beginning of the applicable pay period. A Participant who elects, effective following the first pay day of an Offering Period, to decrease the rate of his or her payroll deductions to zero percent (0%) shall nevertheless remain a Participant in such Offering Period unless the Participant withdraws from the Plan as provided in Section 12.1.

10.4       Election to Increase Payroll Deductions for Subsequent Offering. Prior to the Offering Date of any Offering Period, an Eligible Employee may elect to increase the rate of deductions from Compensation (not in excess of the limit set forth in Section 10.1) effective with the next Offering Period by delivering to the Company office or representative designated by the Company (including a third-party administrator designated by the Company) a new Subscription Agreement authorizing such change on or before the Subscription Date of such new Offering Period.

10.5       Administrative Suspension of Payroll Deductions. The Company may, in its discretion, suspend a Participant’s payroll deductions under the Plan as the Company deems advisable to avoid accumulating payroll deductions in excess of the amount that could reasonably be anticipated to purchase the maximum number of shares of Stock permitted (a) under the Participant’s Purchase Right, or (b) during a calendar year under the limit set forth in Section 8.2. Unless the Participant has either withdrawn from the Plan as provided in Section 12.1 or has ceased to be an Eligible Employee, suspended payroll deductions shall be resumed at the rate specified in the Participant’s then effective Subscription Agreement either (i) at the beginning of the next Offering Period if the reason for suspension was clause (a) in the preceding sentence, or (ii) at the beginning of the next Offering Period having a first Purchase Date that falls within the subsequent calendar year if the reason for suspension was clause (b) in the preceding sentence.

10.6       Participant Accounts. Individual bookkeeping accounts shall be maintained for each Participant. All payroll deductions from a Participant’s Compensation (and other amounts received from a non-United States Participant pursuant to Section 11.1(b) or pursuant to an Offering under the Non-423 Plan) shall be

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credited to such Participant’s Plan account and shall be deposited with the general funds of the Company (except as otherwise required by Local Law in connecting with an Offering under the Non-423 Plan). All such amounts received or held by the Company may be used by the Company for any corporate purpose.

10.7       No Interest Paid. Interest shall not be paid on sums deducted from a Participant’s Compensation pursuant to the Plan or otherwise credited to the Participant’s Plan account (except as otherwise required by Local Law in connection with an Offering under the Non-423 Plan).

11.          Purchase of Shares

11.1       Exercise of Purchase Right.

(a)         Generally. Except as provided in Section 11.1(b), on each Purchase Date of an Offering Period, each Participant who has not withdrawn from the Plan and whose participation in the Offering has not otherwise terminated before such Purchase Date shall automatically acquire pursuant to the exercise of the Participant’s Purchase Right the number of whole shares of Stock determined by dividing (i) the total amount of the Participant’s payroll deductions accumulated in the Participant’s Plan account during the Offering Period and not previously applied toward the purchase of Stock by (ii) the Purchase Price. Any fractional share, as calculated under this Section 11.1(a), shall be rounded down to the next lower whole share. However, in no event shall the number of shares purchased by the Participant during an Offering Period exceed the number of shares subject to the Participant’s Purchase Right. No shares of Stock shall be purchased on a Purchase Date on behalf of a Participant whose participation in the Offering or the Plan has terminated before such Purchase Date.

(b)         Purchase by Non-United States Participants for Whom Payroll Deductions Are Prohibited by Applicable Law. Notwithstanding Section 11.1(a), where payroll deductions on behalf of Participants who are citizens or residents of countries other than the United States (without regard to whether they are also citizens of the United States or resident aliens) are prohibited or made impracticable by applicable Local Law, the Committee may establish a separate Offering (a “Non-United States Offering”) covering all Eligible Employees of one or more Participating Companies subject to such prohibition or restrictions on payroll. The Non-United States Offering shall provide another method for payment of the Purchase Price with such terms and conditions as shall be administratively convenient and comply with applicable Local Law. On each Purchase Date of the Offering Period applicable to a Non-United States Offering, each Participant who has not withdrawn from the Plan and whose participation in such Offering Period has not otherwise terminated before such Purchase Date shall automatically acquire pursuant to the exercise of the Participant’s Purchase Right a number of whole shares of Stock determined in accordance with Section 11.1(a) to the extent of the total amount of the Participant’s Plan account balance accumulated during the Offering Period in accordance with the method established by the Committee and not previously applied toward the purchase of Stock. However, in no event shall the number of shares purchased by a Participant during such Offering Period exceed the number of shares subject to the Participant’s Purchase Right. The Company shall refund to a Participant in a Non-United States Offering in accordance with Section 11.4 any excess Purchase Price payment received from such Participant.

11.2       Pro Rata Allocation of Shares. If the number of shares of Stock which might be purchased by all Participants on a Purchase Date exceeds the number of shares of Stock remaining available for issuance under the Plan or the maximum aggregate number of shares of Stock that may be purchased on such Purchase Date pursuant to a limit established by the Committee pursuant to Section 8.1 or Section 8.3, the Company shall make a pro rata allocation of the shares available in as uniform a manner as practicable and as the Company determines to be equitable. Any fractional share resulting from such pro rata allocation to any Participant shall be disregarded.

11.3      Delivery of Title to Shares. Subject to any governing rules or regulations, as soon as practicable after each Purchase Date, the Company shall issue or cause to be issued to or for the benefit of each Participant the shares of Stock acquired by the Participant on such Purchase Date by means of one or more of the following: (a) by delivering to the Participant evidence of book entry shares of Stock credited to the account of the Participant, (b) by depositing such shares of Stock for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such shares of Stock to the Participant in certificate form.

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11.4       Return of Plan Account Balance. Any cash balance remaining in a Participant’s Plan account following any Purchase Date shall be refunded to the Participant as soon as practicable after such Purchase Date. However, if the cash balance to be returned to a Participant pursuant to the preceding sentence is less than the amount that would have been necessary to purchase an additional whole share of Stock on such Purchase Date, the Company may retain the cash balance in the Participant’s Plan account to be applied toward the purchase of shares of Stock in the subsequent Purchase Period or Offering Period.

11.5       Tax Withholding. Prior to any relevant taxable or tax withholding event, as applicable, in connection with Purchase Rights granted under the Plan, the Participant shall make adequate arrangements satisfactory to the Company or, if different, the Participant’s employer to satisfy all applicable federal, state, local and foreign taxes (including social insurance), if any, related to the Participant’s participation in the Plan. A Participating Company may, but shall not be obligated to, withhold from the Participant’s compensation the amount necessary to meet any applicable withholding obligations related to the Participant’s participation in the Plan. The Company or any other Participating Company shall have the right to take such other action as it determines to be necessary or advisable to satisfy all applicable withholding obligations for any taxes related to Participant’s participation in the Plan.

11.6       Expiration of Purchase Right. Any portion of a Participant’s Purchase Right remaining unexercised after the end of the Offering Period to which the Purchase Right relates shall expire immediately upon the end of the Offering Period.

11.7       Provision of Reports and Stockholder Information to Participants. Each Participant who has exercised all or part of his or her Purchase Right shall receive, as soon as practicable after the Purchase Date, a report of such Participant’s Plan account setting forth the total amount credited to his or her Plan account prior to such exercise, the number of shares of Stock purchased, the Purchase Price for such shares, the date of purchase and the cash balance, if any, remaining immediately after such purchase that is to be refunded or retained in the Participant’s Plan account pursuant to Section 11.4. The report required by this Section may be delivered or made available in such form and by such means, including by electronic transmission, as the Company may determine. In addition, each Participant shall be provided information concerning the Company equivalent to that information provided generally to the Company’s common stockholders.

12.          Withdrawal from Plan.

12.1       Voluntary Withdrawal from the Plan. A Participant may withdraw from the Plan by signing and delivering to the Company office or representative designated by the Company (including a third-party administrator designated by the Company) a written or electronic notice of withdrawal on a form provided by the Company for this purpose. Such withdrawal may be elected at any time prior to the end of an Offering Period; provided, however, that if a Participant withdraws from the Plan after a Purchase Date, the withdrawal shall not affect shares of Stock acquired by the Participant on such Purchase Date. A Participant who voluntarily withdraws from the Plan is prohibited from resuming participation in the Plan in the same Offering from which he or she withdrew, but may participate in any subsequent Offering by again satisfying the requirements of Sections 5 and 7.1. The Company may impose, from time to time, a requirement that the notice of withdrawal from the Plan be on file with the Company office or representative designated by the Company for a reasonable period prior to the effectiveness of the Participant’s withdrawal.

12.2       Return of Plan Account Balance. Upon a Participant’s voluntary withdrawal from the Plan pursuant to Section 12.1, the Participant’s accumulated Plan account balance which has not been applied toward the purchase of shares of Stock shall be refunded to the Participant as soon as practicable after the withdrawal, without the payment of any interest (except as otherwise required by Local Law in connection with an Offering under the Non-423 Plan), and the Participant’s interest in the Plan and the Offering shall terminate. Such amounts to be refunded in accordance with this Section may not be applied to any other Offering under the Plan.

13.          Termination of Employment or Eligibility.

Upon a Participant’s ceasing, prior to a Purchase Date, to be an Employee of the Participating Company Group for any reason, including retirement, disability or death, or upon the failure of a Participant to remain an Eligible Employee, the Participant’s participation in the Plan shall terminate immediately. In such event, the Participant’s Plan account balance which has not been applied toward the purchase of shares of Stock shall,

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as soon as practicable, be returned to the Participant or, in the case of the Participant’s death, to the Participant’s beneficiary designated in accordance with Section 20, if any, or legal representative, and all of the Participant’s rights under the Plan shall terminate. Interest shall not be paid on sums returned pursuant to this Section 13 (except as otherwise required by Local Law in connection with an Offering under the Non-423 Plan). A Participant whose participation has been so terminated may again become eligible to participate in the Plan by satisfying the requirements of Sections 5 and 7.1.

14.          Effect of Change in Control on Purchase Rights.

In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or parent thereof, as the case may be (the “Acquiring Corporation”), may, without the consent of any Participant, assume or continue the Company’s rights and obligations under outstanding Purchase Rights or substitute substantially equivalent purchase rights for the Acquiring Corporation’s stock. If the Acquiring Corporation elects not to assume, continue or substitute for the outstanding Purchase Rights, the Purchase Date of the then current Offering Period shall be accelerated to a date before the date of the Change in Control specified by the Committee, but the number of shares of Stock subject to outstanding Purchase Rights shall not be adjusted. All Purchase Rights which are neither assumed or continued by the Acquiring Corporation in connection with the Change in Control nor exercised as of the date of the Change in Control shall terminate and cease to be outstanding effective as of the date of the Change in Control.

15.          Nontransferability of Purchase Rights.

Neither payroll deductions or other amounts credited to a Participant’s Plan account nor a Participant’s Purchase Right may be assigned, transferred, pledged or otherwise disposed of in any manner other than as provided by the Plan or by will or the laws of descent and distribution. (A beneficiary designation pursuant to Section 20 shall not be treated as a disposition for this purpose.) Any such attempted assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw from the Plan as provided in Section 12.1. A Purchase Right shall be exercisable during the lifetime of the Participant only by the Participant.

16.          Compliance with Applicable Law.

The issuance of shares of Stock or other property under the Plan shall be subject to compliance with all applicable requirements of federal, state and foreign securities law and other applicable laws, rules and regulations, and approvals by government agencies as may be required or as the Company deems necessary or advisable. A Purchase Right may not be exercised if the issuance of shares upon such exercise would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any securities exchange or market system upon which the Stock may then be listed. In addition, no Purchase Right may be exercised unless (a) a registration statement under the Securities Act shall at the time of exercise of the Purchase Right be in effect with respect to the shares issuable upon exercise of the Purchase Right, or (b) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Purchase Right may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of a Purchase Right, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Company.

17.          Rights as a Stockholder and Employee.

A Participant shall have no rights as a stockholder by virtue of the Participant’s participation in the Plan until the date of the issuance of the shares of Stock purchased pursuant to the exercise of the Participant’s Purchase Right (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.3. Nothing herein shall confer upon a Participant any right to continue in the employ of the Participating Company Group or interfere in any way with any right of any Participating Company to terminate the Participant’s employment at any time.

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18.          Notification of Disposition of Shares.

The Company may require the Participant to give the Company prompt notice of any disposition of shares of Stock acquired by exercise of a Purchase Right. The Company may require that until such time as a Participant disposes of shares of Stock acquired upon exercise of a Purchase Right, the Participant shall hold all such shares in the Participant’s name until the later of two years after the date of grant of such Purchase Right or one year after the date of exercise of such Purchase Right. The Company may direct that the certificates evidencing shares of Stock acquired by exercise of a Purchase Right refer to such requirement to give prompt notice of disposition.

19.          Legends.

The Company may at any time place legends or other identifying symbols referencing any applicable federal, state or foreign securities law restrictions or any provision convenient in the administration of the Plan on some or all of the certificates representing shares of Stock issued under the Plan. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to a Purchase Right in the possession of the Participant in order to carry out the provisions of this Section. Unless otherwise specified by the Company, legends placed on such certificates may include but shall not be limited to the following:

“THE SHARES EVIDENCED BY THIS CERTIFICATE WERE ISSUED BY THE CORPORATION TO THE REGISTERED HOLDER UPON THE PURCHASE OF SHARES UNDER AN EMPLOYEE STOCK PURCHASE PLAN AS DEFINED IN SECTION 423 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE TRANSFER AGENT FOR THE SHARES EVIDENCED HEREBY SHALL NOTIFY THE CORPORATION IMMEDIATELY OF ANY TRANSFER OF THE SHARES BY THE REGISTERED HOLDER HEREOF. THE REGISTERED HOLDER SHALL HOLD ALL SHARES PURCHASED UNDER THE PLAN IN THE REGISTERED HOLDER’S NAME (AND NOT IN THE NAME OF ANY NOMINEE).”

20.          Designation of Beneficiary.

20.1       Designation Procedure. Subject to applicable Local Law and procedures, a Participant may file a written designation of a beneficiary who is to receive (a) shares and cash, if any, from the Participant’s Plan account if the Participant dies subsequent to a Purchase Date but prior to delivery to the Participant of such shares and cash, or (b) cash, if any, from the Participant’s Plan account if the Participant dies prior to the exercise of the Participant’s Purchase Right. If a married Participant designates a beneficiary other than the Participant’s spouse, the effectiveness of such designation may be subject to the consent of the Participant’s spouse. A Participant may change his or her beneficiary designation at any time by written notice to the Company.

20.2       Absence of Beneficiary Designation. If a Participant dies without an effective designation pursuant to Section 20.1 of a beneficiary who is living at the time of the Participant’s death, the Company shall deliver any shares or cash credited to the Participant’s Plan account to the Participant’s legal representative or as otherwise required by applicable law.

21.          Notices.

All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

22.          Effective Date of Plan.

The Plan will become effective on the Effective Date. No purchase rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted by the Board.

23.          Amendment or Termination of the Plan.

The Committee may at any time amend, suspend or terminate the Plan, except that (a) no such amendment, suspension or termination shall affect Purchase Rights previously granted under the Plan unless expressly provided by the Committee, and (b) no such amendment, suspension or termination may adversely affect

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a Purchase Right previously granted under the Plan without the consent of the Participant, except to the extent permitted by the Plan or as may be necessary to qualify the Section 423 Plan as an employee stock purchase plan pursuant to Section 423 of the Code or to comply with any applicable law, regulation or rule. In addition, an amendment to the Plan must be approved by the stockholders of the Company within twelve (12) months of the adoption of such amendment if such amendment would authorize the sale of more shares than are then authorized for issuance under the Plan or would change the definition of the corporations that may be designated by the Committee as Participating Companies. Notwithstanding the foregoing, in the event that the Committee determines that continuation of the Plan or an Offering would result in unfavorable financial accounting consequences to the Company, the Committee may, in its discretion and without the consent of any Participant, including with respect to an Offering Period then in progress: (i) terminate the Plan or any Offering Period, (ii) accelerate the Purchase Date of any Offering Period, (iii) reduce the discount or the method of determining the Purchase Price in any Offering Period (e.g., by determining the Purchase Price solely on the basis of the Fair Market Value on the Purchase Date), (iv) reduce the maximum number of shares of Stock that may be purchased in any Offering Period, or (v) take any combination of the foregoing actions.

24.          No Representations with Respect to Tax Qualification.

Although the Company may endeavor to (a) qualify Purchase Rights for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States (e.g., options granted under Section 423 of the Code) or (b) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

25.          Choice of Law.

Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Subscription Agreement shall be governed by the laws of the State of Delaware, without regard to its conflict of law rules.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Corvex, Inc. 2026 Employee Stock Purchase Plan as duly adopted by the Board on __________, ____.

/s/
Corvex, Inc., Secretary

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ANNEX F

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal rights.

(a)     Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title1 and, subject to paragraph (b)(3) of this section, § 251(h) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

(1)     Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

(2)     Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.      Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.      Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.      Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.       Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)     In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under2 §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)     In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

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(c)     Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)     If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger

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or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)     Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation 3 and (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in §251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in §251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)     Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to §253 or §267 of this title.

(h)     After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or

Annex F-3

consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)     The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)     The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)     From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)     The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex F-4

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Movano certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The Movano certificate of incorporation provides that the liability of directors for monetary damages shall be eliminated to the fullest extent under applicable law. The Movano bylaws state that Movano shall indemnify every present or former director or officer of the Movano or, a director or officer of Movano, that is or was serving at the request of Movano as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity (an “Indemnitee”).

The Movano bylaws provide that Movano shall indemnify an Indemnitee against all liability and losses suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee in connection with any proceeding in which he was, or is threatened to be made, a party by reason of his serving or having served, provided, however, that Movano shall not be obligated to indemnify an Indemnitee that was threatened to be made a party but does not become a party unless the incurring of such expenses was authorized by or under the authority of the Movano Board.

Expenses incurred by any present or former director or officer of Movano in defending any civil, criminal, administrative, or investigative action, suit, or proceeding, shall be paid by Movano in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking in writing by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification.

Other than discussed above, neither the Movano bylaws nor Movano certificate of incorporation includes any specific indemnification provisions for the Movano’s officers or directors against liability under the Securities Act. Movano has also purchased insurance providing for indemnification of its directors and officers. Additionally, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Movano pursuant to the foregoing provisions, or otherwise, Movano has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules

(a)     Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

Exhibit Number	Description	Incorporated by Reference			Filed/Furnished Herewith
		Form	Exhibit	Filing Date
2.1#	Agreement and Plan of Merger, dated as of November 6, 2025, by and among Movano Inc., Corvex, Inc., and Thor Merger Sub Inc. (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).	8-K	2.1	November 10, 2025
3.1	Third Amended and Restated Certificate of Incorporation of Movano Inc., as currently in effect	8-K	3.1	March 25, 2021
3.2	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of Movano Inc.	8-K	3.1	June 21, 2023
3.3	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of Movano Inc.	8-K	3.1	July 10, 2024
3.4	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of Movano Inc.	8-K	3.1	October 25, 2024
3.5	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of Movano Inc.	8-K/A	3.1	October 8, 2025
3.6*	Form of Amended and Restated Certificate of Incorporation of Movano Inc. to be renamed Corvex, Inc., to be in effect immediately following the completion of the merger
3.7	Certificate of Designations for Series A Preferred Stock	8-K	3.1	November 10, 2025
3.8	Amended and Restated Bylaws of Movano Inc., as currently in effect	8-K	3.2	March 25, 2021
3.9*	Form of Amended and Restated Bylaws of Movano Inc. to be renamed Corvex, Inc., to be in effect immediately following the completion of the merger
4.1	Specimen Certificate representing shares of common stock of Movano Inc.	S-1/A	4.1	March 10, 2021
5.1*	Opinion of K&L Gates LLP, counsel to Movano Inc.

Exhibit Number	Description	Incorporated by Reference			Filed/Furnished Herewith
		Form	Exhibit	Filing Date
8.1*	Opinion of K&L Gates LLP, counsel to Movano Inc., regarding tax matters
10.1	Movano Inc. Amended and Restated 2019 Omnibus Incentive Plan†	S-1/A	10.1	March 10, 2021
10.2	Form of Stock Option Award Agreement under 2019 Omnibus Incentive Plan†	S-1	10.2	February 2, 2021
10.3	Non-Employee Director Compensation Policy†	10-K	10.3	March 30, 2022
10.4	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers†	S-1	10.4	February 2, 2021
10.5	Offer Letter, dated November 29, 2019, by and between the Registrant and Michael Leabman†	S-1	10.5	February 2, 2021
10.6	Offer Letter, dated November 29, 2019, by and between the Registrant and J. Cogan†	S-1	10.7	February 2, 2021
10.7	Offer Letter, dated February 8, 2021, by and between the Registrant and John Mastrototaro†	S-1/A	10.17	March 10, 2021
10.8	First Amendment to Employment Letter Agreement, dated February 10, 2021, by and between the Registrant and Michael Leabman†	S-1/A	10.18	March 10, 2021
10.9	First Amendment to Employment Letter Agreement, dated February 10, 2021, by and between the Registrant and J. Cogan†	S-1/A	10.20	March 10, 2021
10.10	Amendment No. 1 to Movano Inc. Amended and Restated Omnibus Incentive Plan†	8-K	10.1	June 22, 2022
10.11	Amendment No. 2 to Movano Inc. Amended and Restated Omnibus Incentive Plan†	8-K	10.1	July 10, 2024
10.12	Amendment No. 3 to Movano Inc. Amended and Restated Omnibus Incentive Plan†	8-K	10.1	December 17, 2025
10.13	Office Lease, dated March 29, 2021, by and between Bernal Corporate Park II-E, LLC and the Company	10-K	10.18	April 9, 2025
10.14	First Amendment to Office Lease, dated April 22, 2022, by and between Bernal Corporate Park II-E, LLC and the Company	10-K	10.19	April 9, 2025
10.15	Second Amendment to Office Lease, dated January 9, 2024, by and between Bernal Corporate Park II-E, LLC and the Company	10-K	10.20	April 9, 2025
10.16	Third Amendment to Office Lease, dated June 19, 2024, by and between Bernal Corporate Park II-E, LLC and the Company	10-K	10.21	April 9, 2025
10.17	Loan Agreement and Promissory Note, dated August 6, 2025, by and between Movano Inc. and Evie Holdings LLC	10-Q	10.1	November 14, 2025
10.18	First Amendment to Loan Agreement and Promissory Note, dated November 3, 2025 by and between Movano Inc. and Evie Holdings, LLC	10-Q	10.2	November 14, 2025
10.19	Second Amendment to Loan Agreement and Promissory Note, dated November 6, 2025 by and between Movano Inc. and Evie Holdings, LLC	10-Q	10.3	November 14, 2025

Exhibit Number	Description	Incorporated by Reference			Filed/Furnished Herewith
		Form	Exhibit	Filing Date
10.20	Security Agreement, dated August 6, 2025, by and between Movano Inc. and Evie Holdings LLC	10-Q	10.4	November 14, 2025
10.21	Intellectual Property Security Agreement, dated August 6, 2025, by and between Movano Inc. and Evie Holdings LLC	10-Q	10.5	November 14, 2025
10.22	Form of Support Agreement (included as Annex B to the proxy statement/prospectus forming a part of this registration statement).	8-K	10.1	November 10, 2025
10.23	Form of Lock-Up Agreement (included as Annex C to the proxy statement/prospectus forming a part of this registration statement).	8-K	10.2	November 10, 2025
10.24	Form of Series A Subscription Agreement	8-K	10.3	November 10, 2025
10.25	ChEF Purchase Agreement, dated as of November 6, 2025, by and between Movano Inc. and Chardan Capital Markets LLC	8-K	10.4	November 10, 2025
10.26	ChEF Registration Rights Agreement, dated as of November 6, 2025, by and between Movano Inc. and Chardan Capital Markets LLC	8-K	10.5	November 10, 2025
10.27	Corvex, Inc. (f/n/a Klustr, Inc.) 2024 Equity Incentive Plan				X
10.28	2026 Equity Incentive Plan (included as Annex D to the proxy statement/prospectus forming a part of this registration statement).				X
10.29	2026 Employee Stock Purchase Plan (included as Annex E to the proxy statement/prospectus forming a part of this registration statement).				X
10.30*	Form of Director Compensation Policy, to be in effect upon completion of the merger.
10.31*	Form of Indemnification Agreement, to be in effect upon completion of the merger.
21.1	List of Subsidiaries of Movano Inc.				X
23.1	Consent of Baker Tilly US, LLP, former Independent Registered Public Accounting Firm of Movano Inc.				X
23.2	Consent of BDO USA, P.C., Independent Registered Public Accounting Firm of Corvex, Inc.				X
23.3*	Consent of K&L Gates LLP (included in Exhibit 5.1)
23.4*	Consent of K&L Gates LLP (included in Exhibit 8.1)
24.1	Power of Attorney (included on signature page)				X
99.1*	Form of Movano Inc. proxy card
99.2	Consent of Seth Demsey to serve as a director of Movano Inc. to be renamed Corvex, Inc.				X
99.3	Consent of Jay Crystal to serve as a director of Movano Inc. to be renamed Corvex, Inc.				X

Exhibit Number	Description	Incorporated by Reference			Filed/Furnished Herewith
		Form	Exhibit	Filing Date
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
107	Filing Fee Table				X

____________

†        Indicates management contract or compensatory plan.

#        The schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request

+        Portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K. The omitted information is not material and is the type of information that the company treats as private or confidential.

*        To be filed by amendment.

(b)    Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings

(a)     The undersigned registrant hereby undertakes

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned registrant hereby undertakes as follows:

(1)    That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    That, every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on December 19, 2025.

MOVANO INC.
By:	/s/ John Mastrototaro
John Mastrototaro
Chief Executive Officer
(Principal Executive Officer)
MOVANO INC.
By:	/s/ J. Cogan
J. Cogan
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Mastrototaro and J. Cogan, or any of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents or any one of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on December 19, 2025.

SIGNATURE	TITLE
/s/ John Mastrototaro	Chief Executive Officer
John Mastrototaro	(Principal Executive Officer), Director
/s/ J. Cogan	Chief Financial Officer
J. Cogan	(Principal Financial and Accounting Officer)
/s/ Emily Wang Fairbairn	Chair of the Board of Directors
Emily Wang Fairbairn
/s/ Brian Cullinan	Director
Brian Cullinan
/s/ Rubén Caballero	Director
Rubén Caballero
/s/ Michael Leabman	Director
Michael Leabman
/s/ Shaheen Wirk	Director
Shaheen Wirk